Form 10-K, Exhibit 13
period 1996-10-31
COOPER COMPANIES INC
filed 1997-01-27
CIK 711404

                         Five Year Financial Highlights
                  The Cooper Companies, Inc. and Subsidiaries

Consolidated Operations

                                                                           Years Ended October 31,
                                                  -------------------------------------------------------------------------------
                                                    1996             1995           1994              1993                  1992
                                                    ----             ----           ----              ----                  ----
                                                                   (In thousands, except per share figures)
Net operating revenue                             $109,131        $ 97,090        $ 95,645          $ 92,652             $ 63,279
                                                  ========        ========        ========          ========             ========
Income (loss) from continuing
  operations before extraordinary items           $ 16,603        $    115        $ (4,697)         $(34,072)            $(16,158)
Loss on sale of discontinued
  operations, net of taxes                            --              --              --             (13,657)              (9,300)
                                                  --------        --------        --------          --------             --------
Income (loss) before extraordinary items            16,603             115          (4,697)          (47,729)             (25,458)
Extraordinary items                                   --              --              --                 924                  640
                                                  --------        --------        --------          --------             --------
Net income (loss)                                   16,603             115          (4,697)          (46,805)             (24,818)
Less, preferred stock dividends                       --              --                89               320                1,804
                                                  --------        --------        --------          --------             --------
Net income (loss) applicable to
  common stock                                    $ 16,603        $    115        $ (4,786)         $(47,125)            $(26,622)
                                                  ========        ========        ========          ========             ========
Earnings (loss) per share:
  Continuing operations                           $   1.41        $    .01        $   (.47)         $  (3.43)            $  (1.96)
Loss on sale of discontinued operations               --              --              --               (1.36)               (1.01)
                                                  --------        --------        --------          --------             --------
Income (loss) before extraordinary items              1.41             .01            (.47)            (4.79)               (2.97)
Extraordinary items                                   --              --              --                 .09                  .07
                                                  --------        --------        --------          --------             --------
Earnings (loss) per share                         $   1.41        $    .01        $   (.47)         $  (4.70)            $  (2.90)
                                                  ========        ========        ========          ========             ========
Average number of common shares used
  to compute earnings per share                     11,761          11,576          10,193            10,035                9,167
                                                  ========        ========        ========          ========             ========


Consolidated Financial Position

                                                                        October 31,
                                               --------------------------------------------------------------
                                                  1996        1995          1994          1993         1992
                                                  ----        ----          ----          ----         ----
                                                                       (In thousands)
Current assets                                 $ 42,495     $ 41,228      $ 43,505      $ 51,875     $119,282
Property, plant and equipment, net               34,674       34,062        34,787        39,895       39,732
Intangible assets, net                           21,468       14,933        15,327        16,285       10,083
Other assets                                      4,272        1,769         1,439         1,469        3,910
                                               --------     --------      --------      --------     --------
Total assets                                   $102,909     $ 91,992      $ 95,058      $109,524     $173,007
                                               ========     ========      ========      ========     ========
Current liabilities                            $ 33,308     $ 39,613      $ 42,256      $ 51,995     $ 68,119
Long-term debt                                   47,920       43,490        46,184        48,077       58,591
Other long-term liabilities                       6,351       10,638        10,272         9,000         --
                                               --------     --------      --------      --------     --------
Total liabilities                                87,579       93,741        98,712       109,072      126,710
                                               --------     --------      --------      --------     --------
Stockholders' equity (deficit)                   15,330       (1,749)       (3,654)          452       46,297
                                               --------     --------      --------      --------     --------
Total liabilities and stockholders' equity     $102,909     $ 91,992      $ 95,058      $109,524     $173,007
                                               ========     ========      ========      ========     ========

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

     References to Note numbers are references to the "Notes to Consolidated Financial Statements" of the Company beginning on page 27 of this report. The following products that appear in this exhibit are protected by trademarks or service marks that are owned by, licensed to or distributed by The Cooper Companies, Inc., its subsidiaries or affiliates: Hydrasoft'r', J-Needle'tm', KOH Colpotomizer System'tm', Preference Toric'tm', Preference'r', Pipelle'r', RUMI'tm', The RUMI System'tm' and Unimer'r'.

Results of Operations

     Comparison of each of the fiscal years in the three-year period ended October 31, 1996:

Net Sales of Products

     The following table summarizes the increases and decreases in net sales of products of the Company's CooperVision ("CVI") and CooperSurgical ("CSI") business units over the three-year period. Sales generated by the Company's CooperVision Pharmaceuticals ("CVP") unit were zero in 1996, $16 thousand in 1995 and $394 thousand in 1994.

--------------------------------------------------------------------------
                                        Increase (Decrease)
--------------------------------------------------------------------------
                            1996 vs. 1995                1995 vs. 1994
                                      (Dollars in thousands)
                            ----------------------------------------------
Business Unit
CVI                   $6,436             15%        $ 4,663            12%
                      ======             ==         =======          ====
CSI                   $4,402             34%        $   (23)         --- %
                      ======             ==         =======          ====

Consolidated net sales of products grew 20% in 1996 and 8% in 1995.

1996 vs. 1995

     Net sales of CVI grew by 15%. The primary contributors to the growth were increased sales of the Preference spherical and Preference Toric product lines, which together grew approximately 70%. Sales of toric lenses to correct astigmatism, CVI's leading product group, grew by 35% year to year and now account for approximately one-half of its sales. The Company expects this trend to continue and considers itself to be well positioned to compete successfully in specialty niches of the contact lens market, particularly with its Preference line of planned replacement lenses and its line of custom toric lenses. CVI recently announced plans to double the capacity of its Scottsville, New York, facility where Preference Toric lenses are manufactured. These increases were partially offset by anticipated decreases in sales of more mature product lines.

     Net sales of CSI increased 34%. Its gynecology product line grew by approximately 50%, primarily due to sales of Unimar and Blairden products which were acquired in April 1996 and June 1995, respectively. The effect of increased sales of gynecology products was partially offset by reduced sales of nonstrategic or nongynecologic products. CSI's sales mix continued to shift toward its gynecology product line, which now accounts for approximately 90% of its sales.

1995 vs. 1994

     The primary contributors to CVI's growth in 1995 were increased sales of the Preference spherical product line and the Hydrasoft toric and Preference Toric product lines (the latter of which was launched in the fourth quarter of fiscal 1994). Sales of CVI's toric lenses in the United States grew by approximately 50% in 1995. Toric and other specialty lenses accounted for approximately two-thirds of CVI's total sales. The 1995 increases were partially offset by anticipated decreases in sales of more mature product lines. CVI's sales mix shifted toward daily wear, planned replacement and other specialty products and away from extended wear products.

     Net sales of CSI products were essentially flat in 1995 as compared to 1994. Nearly 75% of CSI's net sales related to womens' healthcare products, as the unit continued to direct its sales efforts toward the gynecology market to take advantage of the lower cost to service a highly focused market niche.

Net Service Revenue

     Net service revenue consists of the following:

--------------------------------------------------------------------------------
                                             1996           1995           1994
                                                    (In  thousands)
                                           -------------------------------------
Net  patient  revenue                      $43,013        $40,643        $42,611
Management fees                               --            1,151          2,000
                                           -------        -------        -------
                                           $43,013        $41,794        $44,611
                                           =======        =======        =======

Net patient revenue by major providers was as follows:

-----------------------------------------------------------------------------------------
                         1996                     1995                     1994
                                         (Dollars in thousands)
                Amount         % Total    Amount        % Total     Amount        % Total
-----------------------------------------------------------------------------------------
Commercial     $ 3,989            9%     $ 5,055           13%     $ 9,170           21%
Medicare        13,034           30       11,767           29        9,225           22
Medicaid         9,884           23        8,566           21        7,254           17
Blue Cross       3,617            9        4,015           10        4,729           11
HMOs             8,896           21        8,714           21        7,722           18
Other            3,593            8        2,526            6        4,511           11
               -------          ---      -------          ---      -------          ---
               $43,013          100%     $40,643          100%     $42,611          100%
               =======          ===      =======          ===      =======          ===
-----------------------------------------------------------------------------------------

Net Patient Revenue
(See Note 1 "Net Service Revenue")

     Net patient revenue grew 6% to $43 million in fiscal 1996. In each of the last three quarters of 1996, following the transition of the physician group at Hampton Hospital, Hospital Group of America Inc.'s ("HGA") revenue showed improving growth rates compared with the comparable quarter in 1995. Increased patient visits to outpatient and day treatment programs have helped offset pressure on revenue resulting from declining average length of stay. Outpatient revenue increased to approximately 12% of net patient revenue in 1996 from approximately 9% in 1995, and approximately 5% in 1994.

     Net patient revenue decreased by $2.0 million or 5% in 1995. Revenue has been pressured by the current industry trend toward increased managed care, which results in decreased daily rates and declines in average lengths of stay. Management is endeavoring to mitigate those pressures by increasing the number of admissions to its hospitals and by providing outpatient and other ancillary services. In addition, management estimates that the dispute with the Hampton Medical Group, P.A. ("HMG"), which was settled in 1995 (See Note 4.), reduced revenue during 1995 at Hampton Hospital by approximately $2 million compared with 1994.

Management Fees

     On May 29, 1992, PSG Management, Inc. ("PSG Management"), a subsidiary of the Company, entered into a three-year management agreement with Progressions Health Systems, Inc. ("Progressions"), under which PSG Management managed three hospitals owned by Progressions, having a total of 220 licensed beds. PSG Management received a management fee of $166,667 per month under the agreement, which expired by its terms in May 1995.

Cost of Products Sold

     Gross profit (net sales of products less cost of products sold) as a percentage of net sales of products ("margin") was as follows:

--------------------------------------------------------------------------------
                                                          Margin
                                            1996            1995            1994
                                            ------------------------------------
CVI                                          77%             73%             71%
CSI                                          51%             52%             48%
Consolidated                                 70%             68%             65%
--------------------------------------------------------------------------------

     CVI's margin has increased from 1994 through 1996 due to efficiencies associated with higher production levels, as well as a favorable product mix, reflecting the growth in sales of toric contact lenses, which have higher margins. CSI's 1996 margin decreased compared to 1995 due to the acquisition of Unimar products, which have slightly lower margins as compared to the Company's previous year's product mix. Cost reductions are underway, which management anticipates will improve future Unimar product line margins. CSI's 1995 margin increased compared to 1994 due to a favorable product mix in the United States. Internationally, a margin increase was primarily due to cost reductions accomplished within the LEEP product line. Also, 1994 CSI margins were impacted by a $200 thousand write-down of endoscopy inventory, which reduced margins by 2%.

Cost of Services Provided

     Cost of services provided represents all normal operating costs (other than financing costs and amortization of intangibles) incurred by HGA in generating net service revenue. The results of subtracting cost of services provided from net service revenue is an operating profit of $2.8 million or 6% of net service revenue in 1996, $1.3 million or 3% of net service revenue in 1995 and $3.6 million or 8% of net service revenue in 1994. The 1996 increased percentage of operating profits as compared to 1995 is attributable to increased revenue, as described above, while cost of services were about the same as 1995. The decreased percentage of operating profits in 1995 compared with 1994 was primarily attributable to lower revenue as described above, partially offset by lower cost of services.

Research and Development Expense

     Research and development expense was $1.2 million or 2% of net sales of products in 1996 compared to $2.9 million or 5% in 1995 and $4.4 million or 9% in 1994.

     The decreases in 1996 and 1995 are primarily attributable to the Company's decision to discontinue development of its calcium channel blocker compound. This project accounted for 43% and 63% of consolidated research and development expense in 1995 and 1994, respectively. A 1996 vs. 1995 decrease of $418 thousand in CSI research and development reflected primarily the May 1995 discontinuance of the development of Innerdyne Inc.'s thermal endometrial ablation technology, begun in 1994, and on which CSI had spent approximately $600 thousand by mid 1995.

     The Company currently anticipates that the level of spending on research and development has stabilized. The Company is focusing on acquiring products which will be marketable immediately or in the short-term, rather than on funding longer-term, higher risk research and development projects.

Selling, General and Administrative Expense

     The Company's selling, general and administrative expense ("SGA") by business unit and corporate was as follows:

--------------------------------------------------------------------------------
                                                1996          1995          1994
                                                        (In thousands)
                                             -----------------------------------
CVI                                          $17,281       $15,949       $13,621
CSI                                            6,243         5,520         6,125
Corporate/Other                                6,193         4,357        11,281
                                             -------       -------       -------
                                             $29,717       $25,826       $31,027
                                             =======       =======       =======

     The increase in 1996 vs. 1995 Corporate/Other SGA is primarily due to the $1.3 million credits reflected in 1995 SGA as noted below. The 61% decrease in 1995 vs. 1994 Corporate/Other SGA reflects the resolution of various legal matters, a reduction in the level of corporate staffing, a credit of $648 thousand for the recovery of the Company's claim against the Cooper Laboratories, Inc. Liquidating Trust, representing the recovery of previously rendered administrative services, the reversal of a $649 thousand receivable reserve and certain other accruals no longer required and a significant reduction in the cost of the Company's Directors and Officers insurance.

     SGA for CVI increased by 8% and 17% in 1996 vs. 1995 and 1995 vs. 1994, respectively. The increase in 1996 vs. 1995 relates to increased sales, and the increase in 1995 vs. 1994 was due primarily to costs associated with the successful launch of the Preference Toric line of contact lenses and the cost of programs associated with the launch of additional new products. As a percentage of sales, CVI's SGA was 35% in 1996, 38% in 1995 and 36% in 1994.

     The 1996 increase in CSI SGA resulted primarily from the acquisition of Unimar. (See Note 2.) The 1995 decrease at CSI reflects savings generated by the consolidation of CSI facilities with attendant efficiencies.

Costs Associated With Restructuring Operations
(See Note 5.)

     In 1995, the Company recorded $1.5 million of restructuring costs to provide for costs primarily associated with the closure of facilities in the Company's CVP, CSI and corporate operations and downsizing HGA headquarters.

Amortization of Intangibles

     Amortization of intangibles was $1.2 million in 1996, $859 thousand in 1995 and $843 thousand in 1994. In 1996, the Company accelerated $246 thousand of amortization for a use patent as a result of its decision to discontinue the development and outlicensing of its calcium channel blocker compound. The Company stopped funding this project in 1995. The balance of the changes in each year reflect acquisition activity during the three-year period. (See Note 2.)

Income From Operations

     As a result of the variances discussed above, income from operations has improved by $16.4 million over the three-year period. Income from operations by business unit and Corporate/Other was as follows:

--------------------------------------------------------------------------------
                                                     October 31,
--------------------------------------------------------------------------------
                                        1996             1995              1994
                                                   (In thousands)
                                     -------------------------------------------
CVI                                  $ 19,065         $ 13,959         $ 11,963
CSI                                     1,667             (425)            (932)
HGA                                     2,573              878            3,321
Corporate/Other                        (6,462)          (6,404)         (13,929)
                                     --------         --------         --------
                                     $ 16,843         $  8,008         $    423
                                     ========         ========         ========
--------------------------------------------------------------------------------

Settlement of Disputes, Net (See Note 4.)

     In fiscal 1996, the Company recorded a credit to income of $223 thousand related to the agreement which settled cross claims between HGA and Progressions related to purchase price adjustments (which were credited to goodwill) and other disputes. Pursuant to this agreement, HGA received $447 thousand in fiscal 1996 of which $223 thousand has been credited to settlement of disputes.

     In 1995, the Company recorded a charge of $5.6 million for the settlement of the HMG dispute. This charge was partially offset by net credits to income of $2.0 million, which primarily represented cash received by the Company in connection with the settlement of other litigation matters.

     In 1994, the Company recorded the following items related to settlement of disputes:

     A credit of $850 thousand following receipt of funds by the Company to settle certain of the Company's claims associated with a real estate transaction.

     A charge of $5.8 million which represented the Company's estimate of costs required to settle certain disputes and other litigation matters, including $3.5 million associated with the Company's criminal conviction and the related SEC enforcement action against the Company.
                                       18

Investment Income (Loss), Net

     Investment income (loss), net includes interest income of $250 thousand, $394 thousand and $377 thousand in 1996, 1995 and 1994, respectively. The decrease in interest income in 1996 reflects lower investment balances primarily as a result of the Company's use of cash for the acquisition of Unimar in April 1996. (See Note 2.) Also included in investment income, net for 1994 is a $530 thousand loss on the sale of marketable securities.

Interest Expense

     Interest expense was $5.3 million in 1996, $4.7 million in 1995 and $4.5 million in 1994. The increase in interest expense for 1996 over 1995 is primarily related to the interest on $4,000,000 principal amount of notes issued in April 1996 in connection with the acquisition of Unimar, bearing interest at a rate of 12% per annum (See Note 8.) and accreted interest in 1996 related to the settlement of the HMG dispute. The increase in interest expense in 1995 was primarily a result of the increased borrowing related to a line of credit, partially offset by reduced interest expense due to an exchange offer and consent solicitation which occurred in the first quarter of fiscal 1994.

Provision for (Benefit of) Income Taxes

     Details with regard to the Company's provision for (benefit of) income taxes for each of the years in the three-year period ended October 31, 1996 are set forth in Note 7. The 1996 provision for federal and state taxes of $275 thousand was offset by a reversal of $615 thousand of tax accruals no longer required and the recognition of an income tax benefit of $4.1 million from reducing the valuation allowance against net deferred tax assets. The 1995 provision for state income and franchise taxes of $315 thousand was partially offset by a reversal of $200 thousand of tax accruals no longer required. The 1994 provision for state income and franchise taxes of $400 thousand was offset by a reversal of $5.0 million of tax accruals no longer required following the successful resolution of certain tax issues.

Capital Resources & Liquidity

     The financial condition of the Company continued to improve in fiscal 1996 and, in the opinion of management, is now reflective of an effectively competing commercial enterprise, unhampered by an inordinate level of litigation and other distractions. In 1996, the Company generated $16.8 million of income from operations, which was more than twice the amount generated in 1995. In addition, stockholders' equity improved by $17 million to $15.3 million vs. the deficit of over $1.7 million that existed at the end of fiscal 1995. As a result of the Company's improved financial strength and prospects, it was able, effective at the beginning of fiscal 1997, to decrease by two percentage points the interest rate on its $11 million HGA debt. The Company was also able to reduce by one percentage point the interest rate on CVI's $8 million line of credit.

     Cash provided by the Company's operating activities rebounded from a negative $7.8 million in the traditionally lower first quarter to $11.3 million in the succeeding nine months. As a result, operating cash flow for fiscal 1996, at $3.5 million, achieved virtually the same level as in 1995. Higher operating cash flow levels in 1996 were precluded due to approximately $2 million in increased payments for certain settlements as well as additional investments in receivables and inventory reflective of growth in sales and ongoing launches of new products. Operating cash flow was negative $2 million in fiscal 1994.

     Cash used by investing activities in 1996 was $6.5 million, driven by $3.2 million in capital expenditures and the acquisition of Unimar, Inc. in April for $3.9 million in cash and $4 million in 12% notes due in three years. The cash portion of the acquisition was funded primarily by cash on hand.

     Cash used by financing activities in 1996 of $1.3 million reflected repayment of the HGA Industrial Revenue Bond. (See Note 8.) Financing activities were virtually neutral in 1995. The cash use of $6.9 million in fiscal 1994 related primarily to payments associated with a debt restructuring completed by the Company in January 1994.

     Management believes that the Company is positioned to generate sufficient operating cash flow to fund its day-to-day needs and expects that operating cash flow will increase in the future. The Company further expects that operating cash flow for the first quarter of 1997 will continue to be below the other three quarters of 1997, but will compare favorably with the negative $7.8 million used in the first quarter of 1996, when the Company paid $3.1 million to Dr. Pottash. (See Note 4.) The balance of an additional $3.1 million due to HMG will be paid in two equal installments in the third quarters of fiscal 1997 and 1998. Items which continue to pressure first quarter operating cash flow include ongoing payments to Medical Engineering Corporation (See Note 11.) and employee incentive payments made in the first quarter.

     The Company expects to spend approximately $7 million for purchases of property, plant and equipment in fiscal 1997, including approximately $1 million to be spent by CVI to expand its manufacturing facilities and $1.7 million to be spent by HGA to construct a residential treatment center in Indiana. The Company expects to finance the CVI expansion with credit facilities currently being negotiated, whereas the residential treatment center will be funded by cash on hand and credit facilities now in place, with a plan to refinance when construction is completed.

     The Company regularly evaluates acquisition opportunities which, if pursued, it would intend to fund by a combination of cash then on hand, financing vehicles now in place and, where appropriate, other methods of raising capital as needed.

Inflation and Changing Prices

     Inflation has had little effect on the Company's operations in the last three years.

Impact of Statements of Financial Accounting
Standards Issued But Not Adopted

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments such as common stock, except for employee stock ownership plans. SFAS No. 123 establishes a new method of accounting for stock-based compensation arrangements with employees which is fair value based. The statement encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Companies may continue to apply the accounting provisions of APB No. 25 in determining net income, however, they must apply the disclosure requirements of SFAS No. 123. Companies that adopt the fair value based method of SFAS No. 123 would typically incur a higher compensation cost for fixed stock option plans and a different compensation cost for contingent or variable stock option plans. The recognition provisions and disclosure requirements of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. The Company will adopt the disclosure requirements in its 1997 fiscal year. Such adoption will have no impact on reported results.

Management's
Statement

     The financial statements and other financial information in this report are management's responsibility and were prepared according to generally accepted accounting principles. They include amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the financial statements.

     The Company's accounting systems include controls to reasonably assure that assets are safeguarded and financial statements conform to generally accepted accounting principles. These systems are supplemented by selecting and training qualified personnel and by an organizational structure that provides for appropriate separation of duties.

     The Board of Directors, through its Audit and Finance Committee of three outside directors, is responsible to determine that management fulfills its responsibilities regarding preparation of financial statements and maintenance of financial control over operations. The Audit and Finance Committee recommends to the Board of Directors appointment of the Company's independent certified public accountants subject to ratification by the stockholders. It meets regularly with management and the independent accountants. The independent accountants have complete access to the Audit and Finance Committee, without management present, to discuss auditing and financial reporting.

     KPMG Peat Marwick LLP ("KPMG") has been the Company's independent certified public accountants since 1980 when the Company incorporated. KPMG provides an objective, independent review of management's discharge of its responsibilities relating to the fair presentation of the consolidated financial statements. Their report follows.


        /s/ A. Thomas Bender             /s/ Robert S. Weiss
        -----------------------          ---------------------------
        A. Thomas Bender                 Robert S. Weiss
        President and                    Executive Vice President
        Chief Executive Officer          and Chief Financial Officer


Independent
Auditors' Report

The Board of Directors and Stockholders
The Cooper Companies, Inc.:

     We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1996, in conformity with generally accepted accounting principles.

                                                 /s/ KPMG Peat Marwick LLP
                                                 -------------------------

San Francisco, California
December 9, 1996

                     Consolidated Statements of Operations
                  The Cooper Companies, Inc. and Subsidiaries

                                                                                Years Ended October 31,
-------------------------------------------------------------------------------------------------------------
                                                                          1996           1995          1994
                                                                     (In thousands, except per share figures)
-------------------------------------------------------------------------------------------------------------
Net sales of products                                                $  66,118      $  55,296     $  51,034
Net service revenue                                                     43,013         41,794        44,611
                                                                     ---------      ---------     ---------
  Net operating revenue                                                109,131         97,090        95,645
                                                                     ---------      ---------     ---------
Cost of products sold                                                   19,911         17,549        17,906
Cost of services provided                                               40,235         40,454        41,039
Research and development expense                                         1,176          2,914         4,407
Selling, general and administrative expense                             29,717         25,826        31,027
Amortization of intangibles                                              1,249            859           843
Costs associated with restructuring operations                            --            1,480          --
                                                                     ---------      ---------     ---------
Income from operations                                                  16,843          8,008           423
                                                                     ---------      ---------     ---------
Provision for (benefit of) settlements of disputes                        (223)         3,532         4,950
Investment income (loss), net                                              281            444          (153)
Other income, net                                                           80             51           256
Interest expense                                                         5,312          4,741         4,533
Debt restructuring costs                                                  --             --             340
                                                                     ---------      ---------     ---------
Income (loss) before income taxes                                       12,115            230        (9,297)
Provision for (benefit of) income taxes                                 (4,488)           115        (4,600)
                                                                     ---------      ---------     ---------
Net income (loss)                                                       16,603            115        (4,697)
Less preferred stock dividends                                            --             --              89
                                                                     ---------      ---------     ---------
Net income (loss) applicable to common stock                         $  16,603      $     115     $  (4,786)
                                                                     =========      =========     =========
Earnings (loss) per share                                            $    1.41      $     .01     $    (.47)
                                                                     =========      =========     =========
Average number of common shares
  used to compute earnings per share                                    11,761         11,576        10,193
                                                                     =========      =========     =========
-------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          Consolidated Balance Sheets
                  The Cooper Companies, Inc. and Subsidiaries

Assets
-----------------------------------------------------------------------------------------
                                                                           October 31,
-----------------------------------------------------------------------------------------
                                                                       1996         1995
                                                                         (In thousands)
-----------------------------------------------------------------------------------------
Current assets:
        Cash and cash equivalents                                  $  6,837     $ 11,207
        Trade and patient accounts receivable, less allowances
            of $1,969,000 in 1996, $2,241,000 in 1995                21,650       17,717
        Inventories                                                  10,363        9,570
        Deferred tax asset                                              953         --
        Prepaid expenses and other current assets                     2,692        2,734
                                                                   --------     --------
            Total current assets                                     42,495       41,228
                                                                   --------     --------
Property, plant and equipment at cost                                49,306       46,597
Less accumulated depreciation and amortization                       14,632       12,535
                                                                   --------     --------
                                                                     34,674       34,062
                                                                   --------     --------
Goodwill and other intangibles, net                                  21,468       14,933
Deferred tax asset                                                    3,195         --
Other assets                                                          1,077        1,769
                                                                   --------     --------
                                                                   $102,909     $ 91,992
                                                                   ========     ========


Liabilities and Stockholders' Equity (Deficit)
----------------------------------------------------------------------------------------------------
                                                                                    October 31,
----------------------------------------------------------------------------------------------------
                                                                                1996           1995
                                                                                  (In thousands)
----------------------------------------------------------------------------------------------------
Current liabilities:
        Current installments of long-term debt                             $     844      $   2,288
        Borrowings under line of credit                                         --            1,025
        Accounts payable                                                       9,206          5,730
        Employee compensation, benefits and severance                          6,418          6,978
        Other accrued liabilities                                              7,303         13,596
        Accrued income taxes                                                   9,537          9,996
                                                                           ---------      ---------
            Total current liabilities                                         33,308         39,613
                                                                           ---------      ---------
Long-term debt                                                                47,920         43,490
Other noncurrent liabilities                                                   6,351         10,638
                                                                           ---------      ---------
            Total liabilities                                                 87,579         93,741
                                                                           ---------      ---------
Commitments and Contingencies (See Note 11)
Stockholders' equity (deficit):
        Preferred stock, $.10 par value, shares authorized: 1,000,000;
            zero shares issued or outstanding                                   --             --
        Common stock, $.10 par value, shares
            authorized: 20,000,000; issued and outstanding: 11,670,898
            and 11,576,482 at October 31, 1996 and 1995, respectively          1,167          1,158
        Additional paid-in capital                                           184,300        183,840
        Translation adjustments                                                 (326)          (333)
        Accumulated deficit                                                 (169,811)      (186,414)
                                                                           ---------      ---------
            Total stockholders' equity (deficit)                              15,330         (1,749)
                                                                           ---------      ---------
                                                                           $ 102,909      $  91,992
                                                                           =========      =========

See accompanying notes to consolidated financial statements.

           Consolidated Statements of Stockholders' Equity (Deficit)
                  The Cooper Companies, Inc. and Subsidiaries

Years Ended October 31, 1996, 1995 and 1994

                                                     Series B                                    Additional
                                                    Preferred                Common               Paid-In
                                                      Stock                   Stock               Capital
------------------------------------------------------------------------------------------------------------
                                                             Par                       Par
                                                 Shares     Value       Shares        Value
------------------------------------------------------------------------------------------------------------
                                                                         (In thousands)
------------------------------------------------------------------------------------------------------------
Balance October 31, 1993                          345        $--        10,043        $1,004      $181,819
                                                 ----        ---        ------        ------      --------
        Net loss                                   --         --            --            --            --
        Aggregate translation adjustment           --         --            --            --            --
        Restricted stock amortization
           and share issuance, forfeiture
           and lifting of restrictions             --         --            99            10           436
        Exercise of stock options                  --         --             1            --             2
        Dividend requirements on
           Series-B Preferred Stock                --         --            --            --            --
        Conversion of Series B
           Preferred to Common                   (345)        --         1,150           115          (115)
                                                 ----        ---        ------        ------      --------
Balance October 31, 1994                           --        $--        11,293        $1,129      $182,142
                                                 ----        ---        ------        ------      --------
        Net income                                 --         --            --            --            --
        Aggregate translation adjustment           --         --            --            --            --
        Restricted stock amortization
           and share issuance, forfeiture
           and lifting of restrictions             --         --           176            18         1,526
        Exercise of stock options                  --         --             5             1             9
        Exercise of warrants and
           warrant valuation                       --         --           102            10           163
                                                 ----        ---        ------        ------      --------
Balance October 31, 1995                           --        $--        11,576        $1,158      $183,840
                                                 ----        ---        ------        ------      --------
        Net income                                 --         --            --            --            --
        Aggregate translation adjustment           --         --            --            --            --
        Restricted stock amortization
           and share issuance, forfeiture
           and lifting of restrictions             --         --             7             1            46
        Exercise of stock options                  --         --            22             2           117
        Exercise of warrants and
           warrant valuation                       --         --            66             6           297
                                                 ----        ---        ------        ------      --------
Balance October 31, 1996                           --        $--        11,671        $1,167      $184,300
                                                 ====        ===        ======        ======      ========

                                                                              Unamortized
                                                                              Restricted
                                                 Translation  Accumulated    Stock Award
                                                 Adjustments    Deficit      Compensation       Total
-------------------------------------------------------------------------------------------------------
                                                                    (In thousands)
-------------------------------------------------------------------------------------------------------
Balance October 31, 1993                            $(223)     $(181,743)       $(405)         $   452
                                                    -----      ---------        -----          -------
        Net loss                                       --         (4,697)          --           (4,697)
        Aggregate translation adjustment             (173)            --           --             (173)
        Restricted stock amortization
           and share issuance, forfeiture
           and lifting of restrictions                 --             --          405              851
        Exercise of stock options                      --             --           --                2
        Dividend requirements on
           Series-B Preferred Stock                    --            (89)          --              (89)
        Conversion of Series B
           Preferred to Common                         --             --           --               --
                                                    -----      ---------        -----          -------
Balance October 31, 1994                            $(396)     $(186,529)       $  --          $(3,654)
                                                    -----      ---------        -----          -------
        Net income                                     --            115           --              115
        Aggregate translation adjustment               63             --           --               63
        Restricted stock amortization
           and share issuance, forfeiture
           and lifting of restrictions                 --             --           --            1,544
        Exercise of stock options                      --             --           --               10
        Exercise of warrants and
           warrant valuation                           --             --           --              173
                                                    -----      ---------        -----          -------
Balance October 31, 1995                            $(333)     $(186,414)       $  --          $(1,749)
                                                    -----      ---------        -----          -------
        Net income                                     --         16,603           --           16,603
        Aggregate translation adjustment                7             --           --                7
        Restricted stock amortization
           and share issuance, forfeiture
           and lifting of restrictions                 --             --           --               47
        Exercise of stock options                      --             --           --              119
        Exercise of warrants and
           warrant valuation                           --             --           --              303
                                                    -----      ---------        -----          -------
Balance October 31, 1996                            $(326)     $(169,811)       $  --          $15,330
                                                    =====      =========        =====          =======

See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
                  The Cooper Companies, Inc. and Subsidiaries

                                                                        Years Ended October 31,
-----------------------------------------------------------------------------------------------------
                                                                    1996          1995          1994
                                                                             (In thousands)
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net income (loss)                                         $ 16,603      $    115      $ (4,786)
Adjustments to reconcile net income (loss) to net
            cash provided (used) by operating activities:
        Deferred income taxes                                       (4,148)         --            --
        Depreciation expense                                         2,629         2,704         2,870
        Provision for doubtful accounts                              1,849         2,300         2,431
        Amortization expenses:
            Intangible assets                                        1,249           992           975
            Debt discount                                             (526)         (443)         (499)
        Stock compensation expense                                      46          --             853
        Net (gain) loss from:
            Sales of assets and businesses                            --            --            (214)
            Investments                                               --            --             530
            Debt restructuring costs                                  --            --             340
Change in operating assets and liabilities excluding
            effects from acquisitions and sales of assets and
            businesses:
        Receivables                                                 (4,998)       (1,918)       (5,373)
        Inventories                                                   (445)        2,126         3,291
        Other assets                                                   266           275           405
        Accounts payable                                               166        (1,050)        2,311
        Accrued liabilities                                         (4,488)       (2,000)         (925)
        Income taxes payable                                          (459)         (109)       (4,732)
        Other long-term liabilities                                 (4,287)          429           524
                                                                  --------      --------      --------
Net cash provided (used) by operating activities                     3,457         3,421        (1,999)
                                                                  --------      --------      --------
Cash flows from investing activities:
        Sales of assets and businesses                                 532           173         2,720
        Cash received from Progressions for purchase
            price adjustment                                           224           421          --
        Purchases of assets and businesses                          (4,080)         (821)         --
        Purchases of property, plant and equipment                  (3,182)       (2,185)         (938)
        Sales of temporary investments                                --            --           7,302
                                                                  --------      --------      --------
Net cash provided (used) by investing activities                  $ (6,506)     $ (2,412)     $  9,084
                                                                  --------      --------      --------

See accompanying notes to consolidated financial statements.

                Consolidated Statements of Cash Flows-Concluded
                  The Cooper Companies, Inc. and Subsidiaries

                                                                     Years Ended October 31,
------------------------------------------------------------------------------------------------
                                                                1996          1995          1994
                                                                       (In thousands)
------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Payments associated with the Exchange
           Offer and Consent Solicitation including debt
           restructuring costs                               $   --        $   --        $ (5,416)
        Proceeds from (repayment of) line of credit, net       (1,025)        1,025          --
        Proceeds from long-term note                            1,320          --            --
        Net payments of notes payable and current
           long-term debt                                      (1,808)       (1,270)       (1,462)
        Proceeds from exercise of warrants and options            192           123          --
                                                             --------      --------      --------
Net cash used by financing activities                          (1,321)         (122)       (6,878)
                                                             --------      --------      --------
Net increase (decrease) in cash and cash equivalents           (4,370)          887           207
Cash and cash equivalents at beginning of year                 11,207        10,320        10,113
                                                             --------      --------      --------
Cash and cash equivalents at end of year                     $  6,837      $ 11,207      $ 10,320
                                                             ========      ========      ========
Supplemental disclosures of cash flow information:
Cash paid for:
        Interest (net of amounts capitalized)                $  4,880      $  4,755      $  4,791
                                                             ========      ========      ========
        Dividends on preferred stock                         $   --        $   --        $     89
                                                             ========      ========      ========
        Income taxes                                         $    119      $    224      $    132
                                                             ========      ========      ========


Supplemental disclosure of noncash investing and financing activities:

     In April 1996, the Company purchased certain assets and assumed certain liabilities of Unimar, Inc., by paying $3.9 million in cash and issuing $4 million of notes. (See Note 2.)

--------------------------------------------------------------------------------
             Acquisition of Unimar, Inc.
                     Fair value of assets acquired         $ 9,661
                     Less cash acquired                       (404)
                     Less cash paid                         (3,880)
                                                           -------
                     Liabilities assumed, notes issued
                        and acquisition costs accrued      $ 5,377
                                                           =======
--------------------------------------------------------------------------------


     In January 1994, the Company completed an exchange offer and consent solicitation by issuing $22,000,000 of 10% Senior Subordinated Secured Notes due 2003 and paid approximately $4,350,000 in cash (exclusive of transaction costs) in exchange for approximately $30,000,000 of 10 5/8% Convertible Subordinated Reset Debentures due 2005. (See Note 8.)

See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                  The Cooper Companies, Inc. and Subsidiaries

NOTE 1.
Summary of Significant Accounting Policies
General

     The Cooper Companies, Inc., (together with its subsidiaries, the "Company") develops, manufactures and markets healthcare products, including a range of hard and soft daily, flexible and extended wear contact lenses, and diagnostic and surgical instruments. The Company also provides healthcare services through the ownership of psychiatric facilities, and through May 1995, the management of three other such facilities. Intercompany transactions and accounts are eliminated in consolidation.

Foreign Currency Translation

     Assets and liabilities of the Company's operations located outside the United States (primarily Canada) are translated at prevailing year-end rates of exchange. Related income and expense accounts are translated at weighted average rates for each year. Gains and losses resulting from the translation of financial statements in foreign currencies into U. S. dollars are recorded in the equity section of the consolidated balance sheets. Gains and losses resulting from the impact of changes in exchange rates on transactions denominated in foreign currencies are included in the determination of net income or loss for each period. Foreign exchange gains (losses) included in the Company's consolidated statement of operations for each of the years ended October 31, 1996, 1995 and 1994 were ($13,000), ($130,000) and $53,000, respectively.

Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each of the reporting periods. Actual results could differ from those estimates.

Net Service Revenue

     Net service revenue consists primarily of net patient revenue, which is based on the Hospital Group of America, Inc. ("HGA") hospitals' established billing rates less allowances and discounts for contractual programs. Payments under these programs are based on either predetermined rates or the cost of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from the final determination of amounts earned under these programs. In 1996 and 1995, the Company received and recognized revenue of approximately $2,000,000 and $2,400,000, respectively, associated with prior year cost report settlements. Approximately 53%, 50% and 39%, respectively, of 1996, 1995 and 1994 net service revenue is from participation by hospitals in Medicare and Medicaid programs.

     The Company provides care to indigent patients who meet certain criteria under its charity care policy without charge or at amounts less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue. The Company maintains records to identify and monitor the level of charity care it provides. These records include the amount of charges foregone for services and supplies furnished under its charity care policy. Charges at the Company's established rates foregone for charity care provided by the Company amounted to $2,275,000, $2,142,000 and $2,498,000 for fiscal 1996, 1995 and 1994, respectively. Hampton Hospital is required by its Certificate of Need to incur not less than 10% of total patient days as free care.

     With respect to net service revenue, receivables from government programs represent the only concentrated group of potential credit risk to the Company. Management does not believe that there are any credit risks associated with these governmental agencies. Negotiated and private receivables consist of receivables from various payors, including individuals involved in diverse activities, subject to differing economic conditions, and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and, where indicated, adjusts the allowances associated with these receivables.

Net Sales of Products

     Net sales of products consist of sales generated by the Company's CooperVision ("CVI") and CooperSurgical ("CSI") businesses. The Company recognizes revenue net of appropriate provisions for returns when risk of ownership has transferred to the buyer.

     With  respect  to  net  sales  of  products,   management   believes  trade
receivables do not include any concentrated groups of credit risk.

Cash and Cash Equivalents

     Cash and cash equivalents include commercial paper and other short-term income producing securities with a maturity date at purchase of three months or less. These investments are readily convertible to cash and are carried at cost which approximates market.

Inventories

     Inventories are stated at the lower of cost, determined on a first-in, first-out or average cost basis, or market.

The components of inventories are as follows:

--------------------------------------------------------------------------------
                                                  October 31,
--------------------------------------------------------------------------------
                                               1996        1995
                                                (In thousands)
                                           -------------------------------------
                 Raw materials              $ 2,318     $ 2,212
                 Work-in-process              1,028       1,114
                 Finished goods               7,017       6,244
                                            -------     -------
                                            $10,363     $ 9,570
                                            =======     =======

--------------------------------------------------------------------------------
Property, Plant and Equipment at Cost

--------------------------------------------------------------------------------
                                                  October 31,
--------------------------------------------------------------------------------
                                               1996        1995
                                                (In thousands)
                                           -------------------------------------
                 Land and
                    improvements            $ 1,360     $ 1,360
                 Buildings and
                    improvements             35,191      34,005
                 Machinery and
                    equipment                12,755      11,232
                                            -------     -------
                                            $49,306     $46,597
                                            =======     =======

--------------------------------------------------------------------------------


     Depreciation is computed on the straight-line method in amounts sufficient to write-off depreciable assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the period of the related lease. Building depreciation is based on estimated useful lives of 35 to 40 years, and all machinery and equipment are depreciated over 5 to 10 years.

     Expenditures for maintenance and repairs are expensed; major replacements, renewals and betterments are capitalized. The cost and accumulated depreciation of depreciable assets retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts, and any gains or losses are reflected in operations for the period.

Amortization of Intangibles

     Amortization is provided for on all intangible assets (primarily goodwill, which represents the excess of purchase price over fair value of net assets acquired) on a straight-line basis over periods of up to 30 years. Accumulated amortization at October 31, 1996 and 1995 was $4,447,000 and $3,909,000,
respectively. The Company assesses the recoverability of goodwill and other long-lived assets by determining whether the amortization of the related balance over its remaining life can be recovered through reasonably expected undiscounted future cash flows. Management evaluates the amortization periods of intangibles to determine whether later events and circumstances warrant revised estimates of useful lives.

Earnings (Loss) Per Share

     Earnings (loss) per share is determined by using the weighted average number of common shares and common share equivalents (stock warrants and stock options) outstanding during each year (except where antidilutive). Fully diluted earnings (loss) per share is not materially different from primary earnings
(loss) per share.

Note 2.
Acquisitions

     In April 1996, the Company acquired the stock of Unimar, Inc., a leading provider of specialized disposable medical devices for gynecology, for $8,000,000 in cash and notes. Sales of Unimar products of $3,600,000 were included in the Company's results for fiscal 1996. Goodwill from the purchase has been recorded in the amount of $7,800,000, which is being amortized over 20 years. As part of the acquisition, the Company granted a warrant to purchase 83,333 shares of the Company's common stock for $11.375 per share. The warrant is valued at $231,000. The exercise period of the warrant is from April 11, 1999 to June 10, 1999. The number of shares and the exercise price per share are subject to adjustment as provided in the warrant.

In June 1995, CSI acquired from Blairden Precision Instruments the exclusive worldwide rights to The RUMI System uterine manipulator injector and related products for $1,000,000. No goodwill arose from the recording of this acquisition.

Note 3.
Stockholders Rights Plan

     In October 1987, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of the Company's common stock (a "Right"). Following the effectiveness of the one-for-three reverse stock split in September 1995, the number of Rights per share increased from one to three. Each Right entitles the holder to initially purchase from the Company a fraction of a share of participating preferred stock at an exercise price of $60.00, subject to adjustment. The Rights are exercisable only if a person or group acquires (an "Acquiring Person"), or generally obtains the right to acquire beneficial ownership of 20% or more of the Company's common stock, or commences a tender or exchange offer which would result in such person or group beneficially owning 30% or more of the Company's common stock. Once the Rights are exercisable, then under certain circumstances, including certain acquisitions of beneficial ownership of 30% or more of the Company's outstanding common stock and certain mergers or other business combinations, each holder of a Right, other than an Acquiring Person, will have the right to receive, upon exercise, shares of common stock of the Company, or of the acquiring company in such merger or other business combination or asset sale, having a value equal to two times the exercise price of the Right.

     The Rights expire on October 29, 1997 and may generally be redeemed by the Company at a price of five cents per Right, at any time until the close of business on the tenth day following a public announcement that an Acquiring Person has acquired, or generally obtained the right to acquire, beneficial ownership of 20% or more of the Company's common stock. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving the Company.

     In June 1993, the Board of Directors amended the Rights Agreement, so that Cooper Life Sciences, Inc. ("CLS") and its affiliates and associates would not be Acquiring Persons thereunder as a result of CLS's beneficial ownership of more than 20% of the outstanding common stock of the Company by reason of its ownership of Series B Preferred Stock or common stock issued upon conversion thereof. In January 1995, the Rights Agreement was further amended to provide that any person who becomes the beneficial owner of 10% or more, but not more than 30%, of the outstanding common stock of CLS, would not be an Acquiring Person, provided that such person is not otherwise, and does not thereafter become, the beneficial owner of more than 1% of the Company's outstanding common stock. (See "Agreements With CLS" in Note 12.)

Note 4.
Settlement of Disputes, Net

     In 1996 and 1995, the Company recorded the following items related to settlement of disputes:

     HGA and Progressions Health Systems, Inc. ("Progressions") agreed to settle certain purchase price adjustments (credited to goodwill) and other disputes in return for a series of payments to be made to HGA. Pursuant to this agreement, HGA received $853,000 of which $421,000 was credited to settlement of disputes in 1995 and $447,000 of which $223,000 was similarly credited in 1996.

     Under a 1985 agreement (the "HMG Agreement"), Hampton Medical Group ("HMG"), which is owned by Dr. A. L. C. Pottash, contracted to provide clinical and clinical administrative services at Hampton Psychiatric Institute ("Hampton Hospital"), the primary facility operated by Hospital Group of New Jersey, Inc. ("HGNJ"), a subsidiary of the Company's psychiatric hospital holding company, HGA. Subsequently, HGNJ delivered notices to HMG asserting that HMG had defaulted under the HMG Agreement based upon billing practices by HMG that HGNJ believed to be fraudulent.

     The Company recorded a charge of $5,551,000 for the settlement of disputes with HMG and Dr. Pottash. Pursuant to the settlement, (i) the parties released each other from, among other things, claims underlying related arbitration, (ii) HGA purchased HMG's interest in the HMG Agreeme on December 31, 1995, and (iii) HGNJ agreed to make certain payments to Dr. Pottash in respect of claims he had asserted. While only HMG and Dr. Pottash are parties to the settlement with HGA, HGNJ and the Company, the Company has not been notified of any claims by other third party payors or others relating to billing or other practices at Hampton Hospital. The settlement with HMG and Dr. Pottash resulted in a one-time charge with a present value of $5,551,000 to fourth quarter fiscal 1995 earnings. That charge reflects amounts paid to Dr. Pottash in December 1995 of $3,100,000 included in other current liabilities at October 31, 1995, as well as two payments scheduled to be made to HMG in May 1997 and 1998, each in the amount of $1,537,500.

     1995 charges were partially offset by the receipt of a $915,000 refund for directors and officers insurance and a disgorgement of $648,000 from a former officer of the Company.

In 1994, the Company recorded the following items related to settlement of disputes:

     A credit of  $850,000  following  receipt of funds by the Company to settle
     certain  claims  made  by  the  Company   associated  with  a  real  estate
     transaction.

     A charge of $5,800,000, which represented the Company's estimate of costs required to settle certain disputes and other litigation matters including $3,450,000 associated with the criminal conviction and related SEC enforcement action, summarized below.

     In January 1994, the Company was found guilty on six counts of mail fraud and one count of wire fraud based upon the conduct of a former Co-Chairman but was acquitted of charges of conspiracy and aiding and abetting violations of the Investment Advisers Act. The Company was senten and was ordered to make restitution of $1,310,166 which was paid in 1994. In addition, the Company was ordered to pay a noninterest bearing fine over three years in the amount of $1,831,568. Payments of $350,000 each were made in 1995 and 1996 with an additional payment of $1,131,568 payable on July 15, 1997. Also the Company settled in December 1994 a related SEC action under which the Company agreed to the disgorgement of $1,621,474 and the payment of a civil penalty of $1,150,000. A significant portion of the amounts imposed by the SEC were offset by disgorgement and fines in the related criminal action.

Note 5.
Costs Associated with Restructuring Operations

     In the fourth quarter of 1995, the Company recorded $1,480,000 to provide for costs primarily associated with the closure of facilities, with attendant reductions in personnel, in the Company's CooperVision Pharmaceutical, Inc. ("CVP"), CSI and corporate operations and downsizing HGA headquarters. Approximately 85% of this provision related to severance benefits accrued for 16 employees, substantially all of which was paid by October 1996. The balance primarily reflected provisions for unproductive assets.

Note 6.
Financial Instruments

     The fair values of the Company's financial instruments, including cash and cash equivalents, trade receivables, lines of credit, accounts payable, and accrued liabilities, approximated their carrying values as of October 31, 1996 because of the short maturity of these instruments.

     The carrying amounts and fair values of the Company's 10% Notes and 10 5/8% Debentures follow:

--------------------------------------------------------------------------------
                                              October 31, 1996
                                             Carrying     Fair
                                              Amount      Value
                                               (In thousands)
                                         ---------------------------------------
                10 5/8% Convertible
                  Subordinated Reset
                  Debentures Due 2005        $ 9,220     $10,591
                10% Senior Subordinated
                  Secured Notes Due 2003      24,285      21,065
--------------------------------------------------------------------------------

     The fair values of the 10% Notes and 10 5/8% Debentures, which are not regularly traded, are based on applicable quoted market prices.

     The fair value of the Company's other long-term debt approximated the carrying value at October 31, 1996, as the debt was refinanced or entered into within the current fiscal year.

Note 7.
Income Taxes

     The income tax provision (benefit) in the consolidated statements of operations consists of:

                                                    Years Ended October 31,
--------------------------------------------------------------------------------
                                                 1996         1995         1994
                                                         (In thousands)
--------------------------------------------------------------------------------
Current
   Federal                                    $   146      $  --        $  --
   State                                         (486)         115       (4,600)
                                              -------      -------      -------
                                                 (340)         115       (4,600)
                                              -------      -------      -------
Deferred
   Federal                                     (4,148)        --           --
   State                                         --           --           --
                                              -------      -------      -------
                                               (4,148)        --           --
                                              -------      -------      -------
                                              $(4,488)     $   115      $(4,600)
                                              =======      =======      =======
--------------------------------------------------------------------------------

A reconciliation of the provision for (benefit of) income taxes included in the Company's consolidated statements of operations and the amount computed by applying the federal income tax rate to income (loss) before income taxes follows:

                                                                     Years Ended October 31,
--------------------------------------------------------------------------------------------------
                                                                  1996         1995         1994
                                                                          (In thousands)
--------------------------------------------------------------------------------------------------
Computed expected provision for (benefit of) taxes              $ 4,119      $    78      $(3,161)
Increase (decrease) in taxes resulting from:
        Income outside the United States subject to
           different tax rates                                      132          132          (65)
        Amortization of intangibles                                 256          185          185
        State taxes, net of federal income tax benefit               70           76          264
        Reversal of prior years' estimated tax liabilities
           no longer required                                      (615)        (200)      (5,000)
        Amortization of restricted stock compensation              --           --            (31)
        Net operating losses for which no tax benefit
           was recognized                                          --           --          3,293
        Interest expense related to original issue discount        (116)        (100)        (100)
        Utilization of net operating loss carryforwards
           for which no tax benefit had been previously
           recognized                                            (4,406)        --           --
        Change in valuation allowance                            (4,148)        --           --
        Other, net                                                  220          (56)          15
                                                                -------      -------      -------
Actual provision for (benefit of) income taxes                  $(4,488)     $   115      $(4,600)
                                                                =======      =======      =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                               October 31,
-----------------------------------------------------------------------------------------------
                                                                            1996          1995
                                                                              (In thousands)
-----------------------------------------------------------------------------------------------
Deferred tax assets:
        Accounts receivable, principally due to allowances for
            doubtful accounts                                           $  1,030      $  1,138
        Inventories, principally due to obsolescence reserves                830           871
        Investments, principally due to unrealized losses and
            other reserves                                                    73            73
        Accrued liabilities, principally due to litigation reserves
            and compensation accruals                                      2,507         4,868
        Deferred income, principally due to the debenture exchange         1,066         1,258
        Net operating loss carryforwards                                  79,681        81,871
        Capital loss carryforwards                                         2,523         2,428
        Tax credit carryforwards                                           2,705         2,560
        Other                                                                596           490
                                                                        --------      --------
            Total gross deferred tax assets                               91,011        95,557
            Less valuation allowance                                     (80,304)      (88,755)
                                                                        --------      --------
            Deferred tax assets                                           10,707         6,802
                                                                        --------      --------
Deferred tax liabilities:
        Plant and equipment, principally due to purchase accounting
            requirements                                                  (6,461)       (6,507)
        Other, principally due to differences in accounting methods
            for financial and tax purposes                                   (98)         (295)
                                                                        --------      --------
               Deferred tax liabilities                                   (6,559)       (6,802)
                                                                        --------      --------
               Net deferred tax assets                                  $  4,148      $   --
                                                                        ========      ========
-----------------------------------------------------------------------------------------------


     The net change in the total valuation allowance for the years ended October 31, 1996, 1995 and 1994 was a decrease of $8,451,000, an increase of $1,580,000 and an increase of $2,327,000, respectively. In the fourth quarter of 1996, the Company recognized an income tax benefit of $4,148,000 from reducing the valuation allowance based primarily on the significant improvements in the Company's 1996 operating results.

     Subsequently recognized tax benefits relating to the valuation allowance as of October 31, 1996 will be allocated as follows to:

--------------------------------------------------------------------------------
                                              (In thousands)
                                              ----------------------------------
                       Consolidated statement
                          of operations           $78,604
                       Goodwill and other
                          intangible assets         1,700
                                                  -------
                                                  $80,304
                                                  =======
--------------------------------------------------------------------------------

                                       32

At October 31, 1996 the Company had capital loss, net operating loss, and tax credit carryforwards for federal tax purposes expiring as follows:

        Year of                    Capital         Operating             Tax
        Expiration                  Losses           Losses            Credits
                                                (In thousands)
--------------------------------------------------------------------------------
           1998                   $  5,925          $   --            $   --
           1999                      1,216               147               867
           2000                        280                56             1,132
           2001                       --              70,473               202
           2002                       --              27,326                29
           2003                       --               1,378               330
           2004                       --              22,241              --
           2005                       --              11,006              --
           2006                       --              22,265              --
           2007                       --              22,058              --
           2008                       --              49,535              --
           2009                       --               6,553              --
           2010                       --               1,318              --
           Indefinite life            --                --                 145
                                  --------          --------          --------
                                  $  7,421          $234,356          $  2,705
                                  ========          ========          ========
--------------------------------------------------------------------------------


Note 8.
Long-Term Debt

     Long-term debt consists of the following:

                                                                         October 31,
---------------------------------------------------------------------------------------
                                                                      1996        1995
                                                                       (In thousands)
---------------------------------------------------------------------------------------
10% Senior Subordinated Secured Notes due 2003 ("Notes")            $24,285     $24,816
10 5/8% Convertible Subordinated Reset Debentures due
        2005 ("Debentures")                                           9,220       9,215
12% promissory notes ("Promissory Notes") due April 11, 1999          4,000        --
Bank term loan ("HGA Term Loan")                                     10,675       9,889
Industrial Revenue Bonds ("HGA IRB")                                   --         1,458
Capitalized leases, interest rates from 8% to 13% maturing 1999         584         400
                                                                    -------     -------
                                                                     48,764      45,778
Less current installments                                               844       2,288
                                                                    -------     -------
                                                                    $47,920     $43,490
                                                                    =======     =======
---------------------------------------------------------------------------------------

     Aggregate annual maturities for each of the five years subsequent to October 31, 1996 are as follows:

--------------------------------------------------------------------------------
                           (In thousands)
                          ----------------
        1997                  $   844
        1998                  $ 1,013
        1999                  $ 4,728
        2000                  $   667
        2001                  $ 8,007
--------------------------------------------------------------------------------

     The aggregate principal amount of $21,943,000 of Notes matures on June 1, 2003 and interest is payable quarterly. The Notes are redeemable solely at the option of the Company, in whole or in part, at any time, at a redemption price of 100% of principal plus accrued and unpaid interest to the redemption date. The Company is not required to effect any mandatory redemptions or make any sinking fund payments with respect to the Notes, except in connection with certain sales or other dispositions of, or certain financings secured by, the collateral securing the Notes. Pursuant to a pledge agreement dated as of January 6, 1994, between the Company and the trustee for the holders of the Notes, the Company has pledged a first priority security interest in all of its rights, title and interest in stock of its subsidiaries HGA and CSI, all additional shares of stock of, or other equity interests in HGA and CSI from time to time acquired by the Company, all intercompany indebtedness of HGA and CSI from time to time held by the Company, except as set forth in the indenture governing the Notes, and the proceeds received from the sale or disposition of any or all of the foregoing. In accordance with a debt restructuring completed in January 1994, which was accounted for as a troubled debt restructuring, the Company recorded a deferred premium of $4,005,000. The Company is recognizing the benefit of the deferred premium as a reduction to the effective interest rate on the Notes over the remaining life of the Notes. The effective interest rate which includes the impact of the amortization of the deferred premium is 6.69%. As of October 31, 1996, the amount of the unamortized deferred premium was $2,342,000.

     The aggregate principal amount of $9,290,000 of Debentures matures March 1, 2005. Interest at 10 5/8% per annum is paid semi-annually. The Debenture holders may convert Debentures into shares of the Company's common stock at $15.00 per share, subject to adjustments under certain conditions to prevent dilution to the holders. The difference between the carrying amount and the principal amount of the Company's Debentures represents unamortized discount which is being charged to expense over the life of the issue. The effective interest rate is 10.77%. As of October 31, 1996, the amount of unamortized discount was approximately $70,000.

     The Debentures and the Notes each contain various covenants, including limitations on investments, incurrence and ranking of indebtedness, payment of cash dividends, acquisition of the Company's common stock and transactions with affiliates.

HGA Debt

     Substantially all of the property and equipment and accounts receivable of HGA collateralize its outstanding debt. The HGA Term Loan was renegotiated on September 17, 1996. Terms of the amended agreement reduced the interest rate to two and one-half percentage points above the bank's prime rate and extended the loan maturity to August 1, 2001. Additionally, because HGA achieved targeted operating results, the interest rate was further reduced effective November 1, 1996 to a rate of two percentage points (2%) above the bank's prime rate, subject to a minimum of nine percent (9%). The rate in effect at October 31, 1996 and 1995 was 10.75% and 12.75%, respectively. Interest and principal payments on the HGA Term Loan are due monthly through August 2001. The HGA Term Loan contains covenants including the maintenance by HGA of certain ratios and levels of net worth (as defined), capital expenditures, interest and debt payments, as well as restrictions on payment of cash dividends. The HGA IRB carried interest at 85% of prime. The HGA IRB holders elected their right to accelerate all payments of outstanding principal at December 31, 1995. The outstanding balance of the HGA IRB totaling $1,320,000 at December 31, 1995 was paid, and the amount was rolled into the HGA Term Loan.

Loan and Security Agreement

     In September 1994, CVI entered into a Loan and Security Agreement ("Line of Credit") with a commercial lender providing for revolving advances of up to $8,000,000, which was amended on April 18, 1996. On October 31, 1996 there were no amounts outstanding. Advances under the Line of Credit bear interest at one and one-half percentage points above the highest most recently announced prime rate of the three financial institutions of national repute named in the agreement, with a floor of 8.5% per annum. The rate in effect at October 31, 1996 was 9.75% per annum. The weighted average interest rate for 1995 was 11.38%. CVI agreed to the payment of various fees and minimum annual interest of $115,000. The amount of advances allowed under the agreement is capped at the lesser of $8,000,000, or a percentage of CVI's levels of eligible receivables and inventory as defined in the agreement (approximately $7,000,000 in total line availability at October 31, 1996) and is collateralized by virtually all of the assets of CVI.

     The Line of Credit provides that CVI (provided that no Event of Default, as defined, has occurred and is continuing) may make loans, advances, investments, capital contributions and distributions to the Company, and pay management fees to the Company, so long as the total amount of all such amounts does not cause Tangible Net Worth (as defined in the Line of Credit) to be less than $3,000,000. At October 31, 1996, CVI had Tangible Net Worth of $12,534,000, of which $9,534,000 was unrestricted under the terms of the Loan and Security Agreement.

     The Line of Credit contains various covenants, including the maintenance of certain ratios and levels of net worth (as defined), limitations on capital expenditures and incurrence of indebtedness as well as limitations regarding change in control and transactions with affiliates.

     In connection with the Line of Credit, the Company guaranteed all of the obligations under the HGA Term Loan and CVI's obligations under the Line of Credit, and the Company pledged all of the outstanding stock of CVI as collateral for the HGA Term Loan guaranty.

     In October 1996, CVI obtained a lease line of credit providing for borrowings of up to $500,000 from a commercial leasing company. Proceeds under the lease line are to be used to finance the purchase of equipment from the leasing company. The interest rate on each lease will be determined by the lender. At October 31, 1996, the Company had not drawn on the lease line.

Promissory Notes

     In April 1996, Cooper Healthcare Group, Inc. (a subsidiary of the Company) acquired Unimar, Inc. (See Note 2.) and issued Promissory Notes for $4,000,000 principal amount, bearing an interest rate of 12% per annum, maturing April 1999. Interest is paid annually. The Promissory Notes are collatera lized by a security interest in the shares of the common stock of Unimar, Inc., and payment is guaranteed by the Company.

Note 9.
Employee Stock Plans
1988 Long-Term Incentive Plan ("LTIP")

     The LTIP is a vehicle for the Company to attract, retain and motivate its key employees and consultants, who are directly linked to the profitability of the Company and to increasing stockholder value.

     The LTIP authorizes a committee consisting of three or more individuals not eligible to participate in the LTIP or the Company's Board of Directors, to grant to eligible individuals during a period of ten years from September 15, 1988, stock options, stock appreciation rights, restricted stock, def erred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 2,125,570 shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on the Company's stock price, however, in some cases, both stock price and time are used as criteria. In July 1996, two officers of the Company were granted special options totaling 280,000 shares. These shares will vest in four tranches upon the achievement of specific prices of the Company's common stock within prescribed periods. As of October 31, 1996, 502,727 shares remained available under the LTIP for future grants. Restricted shares of zero, 176,196 and 99,259 were granted under the plan in fiscal 1996, 1995 and 1994, respectively. Restricted shares with restrictions in place were 16,529, 91,659 and 54,444 on October 31, 1996, 1995 and 1994, respectively.

1996 Long-Term Incentive Plan for Non-Employee
Directors ("1996 NEDRSP")

     In March 1996, the Company's stockholders approved a proposal to reduce the annual cash stipend paid to Non-Employee Directors and to award grants of restricted stock and options which are to be awarded annually at the start of each fiscal year. Specifically, each Non-Employee Director will be awa rded the right to purchase restricted stock worth $7,500 for $0.10 per share (or $9,375 in the case of the Chairman of the Board who is a Non-Employee Director) by January 15 of the year following the date the grant was made. Grants of restricted stock that are not exercised by such date will expi re. The restrictions on the restricted stock will lapse on the earlier to occur of the stock reaching certain target values or by the fifth anniversary of the date of grant. In addition, each Non-Employee Director was granted an option to purchase 5,000 shares of the Company's common stock in fis cal 1996 and will be granted 3,333 shares in each subsequent fiscal year (or, in the case of the Chairman of the Board who is a Non-Employee Director, 6,250 shares in fiscal 1996 and 4,167 shares in each subsequent fiscal year) through fiscal 2000. A total of 215,000 shares of the Company's authori zed but unissued common stock have been reserved for issuance under the plan. As of October 31, 1996, 176,357 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 7,393 were granted under the 1996 NEDRSP in fiscal 1996, and there were no shares with restrictions in place outstanding October 31, 1996.

1990 Non-Employee Directors Restricted Stock Plan
("1990 NEDRSP")

     Under the terms of the 1990 NEDRSP, a total of 33,333 shares of common stock were authorized and reserved for issuance. A total of 18,333 shares of restricted stock with restrictions removed were awarded under this plan. Upon approval by the Company's stockholders of the 1996 NEDRSP, the 1990 NED RSP terminated.

Transactions involving the granting of options of the Company's common stock in connection with the LTIP and the 1996 NEDRSP are summarized below.



                                                                                                            Number of Shares
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      LTIP              1996 NEDRSP
                                                                                                             (In thousands)
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at October 31, 1993                                                                     178,075                    --
Options granted                                                                                     136,667                    --
Options exercised at $1.68 per share                                                                 (1,073)                   --
Options forfeited                                                                                   (48,113)                   --
                                                                                                    -------                  ------
Outstanding at October 31, 1994                                                                     265,556                    --
Options granted                                                                                     131,121                    --
Options exercised at $1.68 to $2.07 per share                                                        (5,153)                   --
Options forfeited                                                                                   (62,683)                   --
                                                                                                    -------                  ------
Outstanding at October 31, 1995                                                                     328,841                    --
Options granted                                                                                     441,111                  31,250
Options exercised at $1.68 to $7.68 per share                                                       (15,505)                 (6,250)
Options forfeited                                                                                   (39,785)                   --
                                                                                                    -------                  ------
Outstanding at October 31, 1996 (219,164 and 25,000
        shares exercisable, respectively)                                                           714,662                  25,000
                                                                                                    =======                  ======
------------------------------------------------------------------------------------------------------------------------------------


     Options issued and outstanding at October 31, 1996 have option prices ranging from $1.68 to $34.00 per share.

     The excess of market value over $.10 per share of LTIP, 1990 NEDRSP and 1996 NEDRSP restricted shares on respective dates of grant is initially recorded as unamortized restricted stock award compensation, a separate component of stockholders' equity and charged to operations as earned. Restricted shares and other stock compensation charged against income from operations for the years ended October 31, 1996, 1995 and 1994 was $46,000, zero and $55,000, respectively.

Old Stock Option Plans

     On October 31, 1996, there were 7,483 shares outstanding with option prices ranging from $48.39 - $59.25 per share under old stock option plans.

Note 10.

Employee Benefits
The Company's Retirement Income Plan

     The Company's Retirement Income Plan (the "Plan") covers substantially all full-time United States employees of CVI and the Company's corporate headquarters. The Company's contributions are designed to fund normal cost on a current basis and to fund over thirty years the estimated prior service cost of benefit improvements (fifteen years for annual gains and losses). The unit credit actuarial cost method is used to determine the annual cost. The Company pays the entire cost of the Plan and funds such costs as they accrue. Virtually all of the assets of the Plan are comprised of participations in equity and fixed income funds. The measurement date for assumptions used in developing the projected benefit obligation was changed to August 31 during fiscal 1996.


     Net periodic pension cost of the Plan was as follows:

--------------------------------------------------------------------------------
                                                    Years Ended October 31,
--------------------------------------------------------------------------------
                                               1996          1995           1994
                                                        (In thousands)
--------------------------------------------------------------------------------
Service cost                                $   256       $   188       $   173
Interest cost                                   598           521           479
Actual return on
        assets                               (1,047)         (982)         (531)
Net amortization
        and deferral                            488           491             2
                                            -------       -------       -------
           Net periodic
              pension cost                  $   295       $   218       $   123
                                            =======       =======       =======
--------------------------------------------------------------------------------

The actuarial present value of benefit obligations and funded status for the Plan was as follows:


                                                                                                    October 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              1996            1995
                                                                                                  (In thousands)
------------------------------------------------------------------------------------------------------------------------------------
Vested benefit obligation                                                                   $ 7,049         $ 7,250
Non-vested benefit obligation                                                                    24              77
                                                                                            -------         -------
        Accumulated benefit obligation                                                        7,073           7,327
Projected compensation increases                                                                887             825
                                                                                            -------         -------
        Projected benefit obligation                                                          7,960           8,152
Fair value of plan assets                                                                     7,204           6,545
                                                                                            -------         -------
Projected benefit obligation in excess of assets                                                756           1,607

Add (Deduct):

        Unrecognized net gain (loss)                                                            538            (386)
        Contributions made 8/31/96 to 10/31/96                                                 (335)            ---
        Prior service cost remaining to be amortized, including
            unrecognized net asset                                                             (382)           (439)
                                                                                            -------         -------

Pension liability recognized                                                                $   577         $   782
                                                                                            =======         =======
------------------------------------------------------------------------------------------------------------------------------------

     Assumptions used in developing the projected benefit obligation were as follows:

--------------------------------------------------------------------------------
                                                 August 31,       October 31,
                                             -----------------------------------
                                                    1996            1995
Discount rate on
   plan liabilities                                 8.0%            7.5%
Long-range rate of
   return on plan assets                            9.0%            9.0%
Salary increase rate                                6.0%            6.0%
--------------------------------------------------------------------------------



The Company's 401(k) Savings Plan

     The Company's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of the Company. Employees who participate in the 401(k) Plan may elect to have from 2% to 10% (1% to 16%, beginning October 1, 1996 for employees whose salary is less than $66,000 annually) of their pre-tax salary or wages, (but not more than $5,000 for employees whose salary is more than $66,000 annually) for the calendar year ended December 31, 1996, deferred and contributed to the trust established under the Plan. The Company's contribution on account of participating employees, net of forfeiture credits, was $102,000, $95,000 and $80,000 for the years ended October 31, 1996, 1995 and
1994, respectively.

The Company's Incentive Payment Plan

The Company's Incentive Payment Plan is available to officers and other key executives. Participants may, in certain years, receive bonuses based on performance. Total payments earned for the years ended October 31, 1996, 1995 and 1994, were approximately $1,753,000, $1,504,000 and $1,296,000, respectively.

The Company's Turn Around Incentive Plan

     The Turn Around Incentive Plan ("TIP") was adopted in 1993 to recognize the special efforts of certain individuals in guiding the Company through certain difficulties that existed at that time related to the Company's then capital structure and its former ownership of companies that manufactured and distributed breast implants. All provisions of the TIP have been met, and all required payments have been made to participants as follows:

     In May 1994 participants received an aggregate payment of approximately $247,000 cash and approximately 99,000 shares of restricted stock from which all restrictions were removed in May 1996.

     In August 1995 participants received an aggregate payment of approximately $476,000 cash and approximately 97,000 shares of restricted stock. Restrictions from one-half of these shares were removed in August 1996, and the restrictions on the balance of the shares will be removed in August 1997.

Note 11.

Commitments, Contingencies and Pending Litigation

     Total minimum annual rental obligations (net of sublease revenue of approximately $173,000 per year through March 2000) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 1996 are payable in subsequent years as follows:

--------------------------------------------------------------------------------
                                      (In thousands)
                                      --------------
          1997                            $1,473
          1998                             1,051
          1999                               808
          2000                               766
          2001                               597
          2002 and thereafter                913
          ----                            ------
                                          $5,608
                                          ======
--------------------------------------------------------------------------------

     Aggregate rental expense for both cancelable and noncancelable contracts amounted to $2,508,000, $2,354,000 and $2,438,000 in 1996, 1995 and 1994,
respectively.

     An agreement was reached in September 1993 with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited the Company's contingent liabilities associated with breast implant litigation involving a former division of the Company (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement become due as follows:

--------------------------------------------------------------------------------
        December 31,    (In thousands)
--------------------------------------------------------------------------------
        1996               $1,750
        1997                2,000
        1998                2,500
                           ------
                           $6,250
                           ======
--------------------------------------------------------------------------------

     Additional payments to be made to MEC beginning December 31, 1999 are contingent upon the Company's earning net income before taxes in each fiscal year beginning with fiscal 1999, and are, therefore, not recorded in the Company's financial statements. Such payments are limited to the smaller of 50% of the Company's net income before taxes in each such fiscal year on a noncumulative basis or the amounts shown below:

--------------------------------------------------------------------------------
        December 31,    (In thousands)
--------------------------------------------------------------------------------
        1999               $3,000
        2000               $3,500
        2001               $4,000
        2002               $4,500
        2003               $3,000
--------------------------------------------------------------------------------

     Under the terms of a supply agreement most recently modified in 1993, the Company agreed to purchase by December 31, 1997, certain contact lenses from Pilkington plc, with an aggregate cost of approximately 'L'4,063,000. Lenses with an aggregate value of approximately 'L'520,000, 'L'477,000 and 'L'400,000 were purchased under the terms of the supply agreement in fiscal 1996, 1995 and 1994, respectively. As of December 31, 1996, there remained a commitment of approximately 'L'2,354,000.

     Payments amounting to $3,100,000 were made related to a settlement with HMG (See Note 4.) in December 1995. Two additional payments which are accreting imputed interest are scheduled to be made to HMG in May 1997 and 1998, each in the amount of $1,537,500. The October 31, 1996 classifications and carrying values are $1,399,000 in accounts payable and $1,331,000 in other noncurrent liabilities. These amounts were charged against net income in fiscal 1995.


Warrants

     The Company issued a warrant to Foothill Capital Corporation ("Foothill") to purchase 26,666 shares of the Company's common stock at $5.625 per share in connection with the loan and security agreement among Foothill, CVI, and CooperVision Canada. (See Note 8 "Loan and Security Agreement.") The warrant becomes exercisable on September 21, 1997 and expires on May 26, 1999. Both the number of shares under the warrant and the exercise price per share are adjustable under certain circumstances to avoid dilution.

     The Company granted a warrant to purchase 83,333 shares of the Company's common stock at $11.375 per share, as part of the acquisition of Unimar, Inc. (See Note 2.) The exercise period of the warrant is from April 11, 1999 to June 10, 1999. The number of shares and the exercise price per share ar e subject to adjustment as provided in the warrant.

Pending  Litigation

     The Company is a defendant in a number of legal actions relating to its past or present businesses in which plaintiffs are seeking damages. In the opinion of Management, after consultation with counsel, the ultimate disposition of those actions will not materially affect the Company's financial position or results of operations.

     The Company was named as a nominal defendant in a stockholder derivative action entitled Harry Lewis and Gary Goldberg v. Gary A. Singer, Steven G. Singer, Arthur C. Bass, Joseph C. Feghali, Warren J. Keegan, Robert S. Holcombe and Robert S. Weiss, which was filed on May 27, 1992 in the Court of Ch ancery, State of Delaware, New Castle County. Lewis and Goldberg subsequently amended their complaint, and the Delaware Chancery Court consolidated the amended complaint with a similar complaint filed by another plaintiff as In re The Cooper Companies, Inc. Litigation, Consolidated C.A. 12584. The Lewis and Goldberg amended complaint was designated as the operative complaint (the "Derivative Complaint").

     The Derivative Complaint alleges that certain directors of the Company and Gary A. Singer, as Co-Chairman of the Board of Directors, caused or allowed the Company to be a party to a "trading scheme" to "frontrun" high yield bond purchases by the Keystone Custodian Fund, Inc., a group of mutual fund s. The Derivative Complaint also alleges that the defendants violated their fiduciary duties to the Company by not vigorously investigating certain allegations of securities fraud. The Derivative Complaint requests that the Court order the defendants (other than the Company) to pay damages and ex penses to the Company and certain of the defendants to disgorge their profits to the Company.


     The parties have been engaged in negotiations and had agreed upon the terms of a settlement. Although the proposed settlement was submitted to the Court for approval following notice to the Company's stockholders and a hearing, Plaintiffs have decided not to proceed with the settlement in its present form, and the parties have reopened settlement discussions. There can be no assurance that the current discussions will ultimately end the litigation. The individual defendants have advised the Company that they believe they have meritorious defenses to the lawsuit and that, in the event the case proceeds to trial, they intend to defend vigorously against the allegations in the Derivative Complaint.

     The Company was also named as a nominal defendant in a stockholder derivative action entitled Bruce D. Sturman v. Gary A. Singer, Steven G. Singer, Brad C. Singer, Dorothy Singer as the Executrix of the Estate of Martin Singer, Karen Sue Singer, Norma Singer Brandes, Normel Construction Corp., Bran des & Singer, and Romulus Holdings, Inc., which was filed on June 6, 1995 in the Court of Chancery of the State of Delaware, New Castle County. The complaint is similar to a derivative complaint filed by Mr. Sturman in the Supreme Court of the State of New York on May 26, 1992, which was dismissed under New York Civil Practice Rule 327(a) on August 17, 1993. The dismissal of the New York case was affirmed by the Appellate Division on March 28, 1995. The allegations in the Delaware complaint filed by Mr. Sturman relate to substantially the same facts and events at issue in In re The Cooper C ompanies, Inc. Litigation described above, and similar relief is sought. The parties had agreed that Mr. Sturman's Delaware action would be consolidated into and tentatively settled with In re The Cooper Companies, Inc. Litigation.

Note 12.

Relationships and Transactions between the
Company and CLS

Agreements with CLS

     On June 14, 1993, the Company entered into a Settlement Agreement with CLS (the "Settlement Agreement") in order to resolve all then pending disputes with CLS and to avoid a costly and disruptive proxy fight, while continuing to maintain a Board of Directors, the majority of whose members are indep endent. Pursuant to the Settlement Agreement, among other things, the Company agreed to nominate and use its reasonable best efforts to cause, and CLS agreed to vote all shares of Common Stock of the Company owned by it in favor of, the election of a Board of Directors of the Company consisting of eight members, five of whom were designated by the Company (of which a majority would not be employees of the Company or employees, affiliates or significant stockholders of CLS), and three by CLS. Such agreements were to terminate on June 14, 1995, subject to earlier termination or extension und er certain circumstances, and were later extended to, and expired on, October 31, 1996. Following such termination and through June 12, 2022, pursuant to the Settlement Agreement, CLS continues to have the right that it had pursuant to a 1992 settlement agreement with the Company to designate two directors of the Company, so long as CLS continues to own at least 800,000 shares of Common Stock, or one director, so long as it continues to own at least 333,333 shares of Common Stock.

     Pursuant to this provision, Donald Press and Steven Rosenberg continue to serve as directors designated by CLS. In addition, the Board of Directors, other than the CLS designees, determined to continue Moses Marx as a non CLS designated director of the Company.

     Prior to September 1994, CLS had an investment in the Company's Series B Preferred Stock having an aggregate liquidation preference of $3,450,000 and a par value of $.10 per share (the "1993 Exchange Agreement"). Such shares, and any shares of Series B Preferred Stock issued as dividends, were convertible into one share of common stock of the Company for each $3.00 of liquidation preference, subject to customary antidilution adjustments.

     The Company also had the right to compel conversion of Series B Preferred Stock at any time after the market price of the common stock on its principal trading market averaged at least $4.125 for 90 consecutive calendar days and closed at not less than $4.125 on at least 80% of the trading days during such period. On September 26, 1994, the Company's common stock met the above requirements, and the Series B Preferred Stock was converted into 1,150,000 shares of the Company's common stock.

Other

     CLS was formerly an 89.5% owned subsidiary of the Company's former parent, Cooper Laboratories, Inc.

     As of December 31, 1996, CLS owned 1,963,233 shares (or approximately 16.83%) of common stock of the Company.

     Two members of the Company's Board of Directors are also directors and/or officers of CLS. Moses Marx is a Director of CLS (and is the controlling stockholder of CLS). Steven Rosenberg is serving as Acting President, Vice President and Chief Financial Officer of CLS and he is also a Director of CLS. In addition to shares purchased on the open market, Mr. Marx owns 3,037 shares and Mr. Rosenberg owns 3,371 shares of the Company's common stock, obtained through the NEDRSP. (See Note 9.)

Note 13.
Business Segment Information

     The Company's operations are attributable to three business segments:

          HGA, which provides healthcare services for inpatient and outpatient treatment and partial hospitalization programs through the ownership and operation of certain psychiatric facilities, and through May 1995 also managed three other such facilities,

          CVI, which develops, manufactures and markets a range of contact lenses, and

          CSI,  which  develops,  manufactures  and  distributes  diagnostic and
          surgical   equipment   instruments  and  disposables,   primarily  for
          gynecology.

     Total net revenue by business segment represents service and sales revenue as reported in the Company's consolidated statements of operations. Operating income (loss) is total net revenue less cost of products sold (or services provided, in the case of HGA revenue), research and development expenses, selling, general and administrative expenses, costs of restructuring and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net, settlement of disputes, net, debt restructuring costs, gain on sales of assets and businesses, net, other income (expense), net, and interest expense were not allocated to individual business.

     Identifiable  assets  are  those  assets  used  in  continuing   operations
(exclusive of cash and cash equivalents). Corporate assets include cash and cash equivalents and temporary investments.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
                  The Cooper Companies, Inc. and Subsidiaries

Information by business segment for each of the years in the three year period ended October 31, 1996 follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                       HGA              CVI           CSI           Corporate &      Consolidated
                                                                                                    Eliminations
------------------------------------------------------------------------------------------------------------------------------------
1996                                                                             (In thousands)
------------------------------------------------------------------------------------------------------------------------------------
Net revenue from non affiliates                    $  43,013       $  48,892       $  17,226        $  ---           $ 109,131
                                                   =========       =========       =========        =========        =========
Operating income (loss)                            $   2,573       $  19,065       $   1,667        $  (6,462)       $  16,843
                                                   =========       =========       =========        =========
Investment income, net                                                                                                     281
Settlement of disputes, net                                                                                                223
Other income (expense), net                                                                                                 80
Interest expense                                                                                                        (5,312)
                                                                                                                     ----------
Income before income taxes                                                                                           $  12,115
                                                                                                                     =========
Identifiable assets                                $  49,051       $  23,756       $  18,089        $  12,013        $ 102,909
                                                   =========       =========       =========        =========        =========
Depreciation Expense                               $   1,511       $     800       $     236        $      82        $   2,629
                                                   =========       =========       =========        =========        =========
Amortization Expense                               $     205       $     314       $     461        $     269        $   1,249
                                                   =========       =========       =========        =========        =========
Capital Expenditures                               $   1,431       $   1,293       $     404        $      54        $   3,182
                                                   =========       =========       =========        =========        =========
------------------------------------------------------------------------------------------------------------------------------------
1995
------------------------------------------------------------------------------------------------------------------------------------
Net revenue from non affiliates                    $  41,794       $  42,456       $  12,824        $      16        $  97,090
                                                   =========       =========       =========        =========        =========
Operating income (loss)                            $     878       $  13,959       $    (425)       $  (6,404)       $   8,008
                                                   =========       =========       =========        =========
Investment income, net                                                                                                     444
Settlement of disputes, net                                                                                             (3,532)
Other income (expense), net                                                                                                 51
Interest expense                                                                                                        (4,741)
                                                                                                                     ---------
Income before income taxes                                                                                           $     230
                                                                                                                     =========
Identifiable assets                                $  48,086       $  21,965       $   8,953        $  12,988        $  91,992
                                                   =========       =========       =========        =========        =========
Depreciation Expense                               $   1,443       $     863       $     288        $     110        $   2,704
                                                   =========       =========       =========        =========        =========
Amortization Expense                               $     205       $     448       $     317        $      22        $     992
                                                   =========       =========       =========        =========        =========
Capital Expenditures                               $     335       $   1,449       $     267        $     134        $   2,185
                                                   =========       =========       =========        =========        =========
------------------------------------------------------------------------------------------------------------------------------------
1994
------------------------------------------------------------------------------------------------------------------------------------
Net revenue from non affiliates                    $  44,611       $  37,793       $  12,847        $     394        $  95,645
                                                   =========       =========       =========        =========        =========
Operating income (loss)                            $   3,321       $  11,963       $    (932)       $ (13,929)       $     423
                                                   =========       =========       =========        =========
Investment income (loss), net                                                                                             (153)
Settlement of disputes, net                                                                                             (4,950)
Debt restructuring costs                                                                                                  (340)
Gain on sale of assets and
businesses, net                                                                                                            214
Other income (expense), net                                                                                                 42
Interest expense                                                                                                        (4,533)
                                                                                                                     ---------
Loss before income taxes                                                                                             $  (9,297)
                                                                                                                     =========
Identifiable assets                                $  50,522       $  22,814       $   9,289        $  12,433        $  95,058
                                                   =========       =========       =========        =========        =========
Depreciation expense                               $   1,387       $   1,025       $     339        $     119        $   2,870
                                                   =========       =========       =========        =========        =========
Amortization expense                               $     205       $     448       $     302        $      22        $     977
                                                   =========       =========       =========        =========        =========
Capital expenditures                               $     338       $     524       $      58        $      18        $     938
                                                   =========       =========       =========        =========        =========
------------------------------------------------------------------------------------------------------------------------------------