Form 10-K, Exhibit 13
period 1997-10-31
COOPER COMPANIES INC
filed 1998-01-27
CIK 711404

                              THE COOPER COMPANIES
                               ANNUAL REPORT 1997


                                  [COVER ART]

                                     [LOGO]

[GRAPH]                                [GRAPH]                [GRAPH]
REVENUE                            OPERATING INCOME        EARNINGS PER SHARE

($ MILLIONS)                         ($ MILLIONS)             [GRAPH]
CASH FROM OPERATING ACTIVITIES     SHARE PRICE             MARKET CAPITALIZATION

(MILLIONS)
[GRAPH]                               [GRAPH]
PERCENTAGE OF REVENUE              PERCENT OF TOTAL OPERATING
                                   INCOME OF BUSINESS UNITS

Contents

 2 Forward-Looking Statements
 3 Fiscal 1997 Financial Highlights
 4 1997 Operation in Brief
 5 Letter to Shareholders
 8 Freqnently Asked Questions
11 Business Operations
33 Financial Section
65 Scientific Advisors to the Company
66 Corporate Information

Financial results for the years ended October 31, Share Price and Market Capitalization at December 31.

The Cooper Companies, Inc. is a rapidly growing specialty healthcare company. Each of its three business units serves attractive niche markets with high quality products and services. CooperVision develops, manufactures and markets a wide range of contact lenses, concentrating on the toric and other specialty and premium lens markets. CooperSurgical specializes in women's healthcare. It develops, manufactures and markets proprietary diagnostic and surgical instruments, equipment, accessories and devices for the physician's office, the surgicenter and the hospital. Hospital Group of America owns and operates three psychiatric hospitals, a residential treatment center and satellite facilities that provide inpatient, outpatient and other ancillary treatment primary for children, adolescents and older adults. HGA's management services division provides behavioral health consultation and contract management service in behavioral health for acute care hospitals.


                   FORWARD-LOOKING STATEMENTS IN THIS REPORT


    Statements in this report that are not based on historical fact may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate", "continue" or similar terms. Actual results could differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include: major changes in business conditions and the economy in general, loss of key members of senior management, any prolonged disruption in the operations of the Company's manufacturing facilities or hospitals, inroads by new competitors or technologies, costs to integrate acquisitions, potential foreign exchange exposure, decisions to invest in research and development and other start-up projects, dilution to earnings per share associated with acquisitions or stock issuance, regulatory issues, unexpected changes in reimbursement rates and payor mix, environmental clean-up costs above those already accrued, litigation and decisions to divest businesses. Future results are also dependent on each of the Company's business units meeting specific objectives.

                               Fiscal 1997 Financial Highlights

                          The Cooper Companies, Inc, and Subsidiaries


                                                                % change                 % change
  (Dollars in millions except per share figures)     1997       from 1996      1996      from 1995
------------------------------------------------------------------------------------------------------
   Revenue
     CooperVision                                    $ 64.0        31%       $ 48.9         15%
     CooperSurgical                                  $ 24.8        44%       $ 17.2         34%
     Hospital Group of America                       $ 52.7        23%       $ 43.0          3%
     Total                                           $141.5        30%       $109.1         12%
------------------------------------------------------------------------------------------------------
   Operating Income
     CooperVision                                    $ 23.1        21%       $ 19.1         37%
     CooperSurgical                                  $  2.5        49%       $  1.6         n/m
     Hospital Group of America                       $  6.0       133%       $  2.6        193%
     Corporate                                       $ (5.8)      n/m        $ (6.5)        (1%)
     Total                                           $ 25.8        53%       $ 16.8        110%
     Operating income as a % of revenue                 18%        --           15%         --
------------------------------------------------------------------------------------------------------
   Earnings
     Net income                                      $ 31.4        89%       $ 16.6         n/m
     As a % of revenue                                  22%        --           15%         --
     Per share:
       Before items below                            $  1.67       62%       $ 1.03        n/m
       Net tax benefit                                  2.03      434%          .38        n/m
       Extraordinary item                                .08       n/m          --          n/m
       Discontinued operations                         (1.38)      n/m          --          n/m
          Net income                                 $  2.40       70%       $ 1.41        n/m
------------------------------------------------------------------------------------------------------
   Other Financial Information
     Depreciation and amortization                   $  4.7        20%       $  3.9          5%
     Cash flow from operating activities             $ 11.7       239%       $  3.5          1%
     Cash and cash equivalents                       $ 18.2       167%       $  6.8        (39%)
     Working capital                                 $ 35.0       280%       $  9.2         n/m
     Total assets                                    $175.3        70%       $102.9         12%
     Total liabilities                               $ 63.8       (27%)      $ 87.6         (7%)
     Stockholders' equity                            $111.5        n/m       $ 15.3         n/m
     Average shares used for EPS calculation           13.1        11%         11.8          2%
------------------------------------------------------------------------------------------------------

                              1997 Operations in Brief

Cooper's total revenue increased 30% to $141.5 million: 31% to $64.0 million at
 CooperVision, 44% to $24.8 million at CooperSurgical, and 23% to $52.7 million at Hospital Group of America.

      Operating income increased 53% to $25.8 million from $16.8 million.

Earnings per share grew to $2.40 in 1997 from $1.41, including net tax benefits of $2.03 per share in 1997 and 38 cents per share in 1996. Excluding the tax benefits and other one-time items, earnings per share were $1.67 in 1997 versus
                       $1.03 in 1996, an increase of 62%.

   Cash flow from operations increased 239% to $11.7 million from $3.5 million in 1996.

 CooperVision (CVI) positioned itself for growth outside the United States with two initiatives. An agreement with Rohto Pharmaceuticals, Ltd., a leading Japanese supplier of nonprescription ophthalmic products, gives Rohto exclusive marketing rights to CVI's line of products when approved by the Japanese
      Ministry of Health. The acquisition of Aspect Vision Care Limited of Southampton, England will immediately expand CVI's product line and establish it in the European market.

 In March, CVI broadened its line of specialty contact lenses by purchasing the Natural Touch line of cosmetic soft contact lenses, which are sold in the United
   States to customers who want to change or enhance the appearance of their natural eye color.

 In April, CooperSurgical (CSI) acquired Marlow Surgical Technologies, Inc., a provider of minimally invasive surgical products and disposable products for reproductive medicine. In December, CSI announced, subject to FDA clearance, a plan to introduce during the first calendar quarter of 1998, the first in a series of new hardware and software products using digital imaging to improve the diagnosis and screening of cervical cancer to selected customers in the United States. This new Cerveillance System will be launched broadly during the
       American College of Obstetrics and Gynecology meeting in May 1998.

    Hospital Group of America (HGA) formed a psychiatric contract management services division to provide behavioral health consultation and contract management service in behavioral health for acute care hospitals. In April, HGA opened a 50-bed residential treatment center in Kouts, Indiana, extending its continuum of care.

 In July, the Company raised $50.4 million in a public offering of 2.3 million shares of its common stock underwritten by Deutsche Morgan Grenfel, Inc. and PaineWebber Incorporated. Proceeds were used to pay down debt. Coupled with the redemption of $9.3 million of convertible debentures in April, Cooper reduced its total long-term debt from $48.8 million at the beginning of the fiscal year to $9.6 million at year's end. On average, 11% more shares of the Company's common stock were outstanding in 1997 because of the offering.

 In September, the Company completed an agreement with KeyBank to provide a $50 million senior secured revolving credit facility to fund acquisitions and for general corporate purposes.

                           Letter to Shareholders

Dear Fellow Shareholder,

     The employees of The Cooper Companies delivered another year of solid performance in 1997 and, at the outset, we want to recognize this and thank them for their commitment to the continued growth of our company.

     Cooper had a highly productive year in 1997, extending the positive growth trends of the past four years. We are gratified that the improved results have been reflected in our share price. At the close of trading on December 31, 1997, the price per share of The Cooper Companies stock on the New York Stock Exchange was $40.88, or 20 times its value at the beginning of 1994, when the current management took charge. That equates to $584 million in incremental value for equity holders in four years as market capitalization has increased from $20.7 million to $605 million.

    In 1997, revenue increased 30% over 1996 to $141.5 million. Operating income increased 53% year to year to $25.8 million. Earnings per share, including net tax benefits and other one-time items, were $2.40, versus $1.41 in 1996. Excluding tax benefits and other one-time items, earnings per share were $1.67 in 1997 versus $1.03 in 1996, a 62% increase.

     Cash flow from operations increased to $11.7 million from $3.5 million in 1996.

     CooperVision, our specialty contact lens business, achieved record sales, market share and operating income. Through two global expansion initiatives, CVI's business development activities positioned it to achieve one of its long-standing goals: to become the worldwide leader in the toric contact lens market. To enter the Asian market, CVI signed an exclusive marketing agreement with Rohto Pharmaceuticals, Inc., a strong partner with a leadership position in nonprescription ophthalmic and contact lens care products in Japan, the world's second largest contact lens market. The products will be marketed after approval by Japanese regulatory authorities. In Europe, CVI acquired Aspect Vision Care Limited of Southampton, England, a privately held manufacturer of contact lenses sold primarily in the United Kingdom and other European countries. We expect that Aspect will add about $45 million to CooperVision's 1998 revenue, which is expected to approach $125 million.

    In North America, CooperVision introduced the new CooperFlex monthly replacement spherical lens and expanded the range of powers in the Preference Toric line. Toric lenses to correct astigmatism now account for more than half of CooperVision's revenue. In March, CVI broadened its line of specialty contact lenses by purchasing the Natural Touch line of cosmetic soft contact lenses, sold in the United States to customers who want to change or enhance the appearance of their natural eye color.

    Contact lens companies were active in the U. S. equity market this year. The new offerings made the sector much more visible to investors, who have responded favorably to its future promise. The Cooper Companies was among those raising equity capital in 1997 netting $50.4 million from a follow-on offering of 2.3 million shares that was completed in July. Because of this, shares used to calculate per share amounts for 1997 increased 11% to 13.1 million.

    CooperSurgical continued to grow its share of the women's healthcare medical device market by acquiring new businesses and technologies and by developing other new products internally. In April, CSI acquired Marlow Surgical Technologies, Inc, a privately held manufacturer of minimally invasive surgical products and disposable products for reproductive medicine. In December, CSI announced, subject to FDA clearance, plans to launch, in the first quarter of fiscal 1998, the first product in the Cerveillance System, an innovative system of hardware and software products that aids in the examination of the cervix using digital imaging technology. A stream of new products based on this technology is expected during 1998 and beyond.

    Women's healthcare, with its favorable demographics, continues to attract both large and small manufacturers who are interested in capitalizing on its potential. We believe that our strategy to participate in consolidating this attractive but fragmented market is a sound one.

    At Hospital Group of America, Hampton Hospital continued to show exceptional growth in revenue and operating income after settling a dispute with a former physician management group in December 1995. HGA's outpatient and partial hospitalization programs showed good progress. During 1997, HGA formed a psychiatric contract management services division to provide behavioral health consultation and contract management service in behavioral health for acute care hospitals. In April, HGA opened a 50-bed residential treatment center in Kouts, Indiana, The Midwest Center for Youth and Families, extending its continuum of care. In its targeted geographic markets, HGA's objective is to become the "provider of choice" to treat children, adolescents, adults and geriatric patients.

    Cooper's balance sheet improved significantly in 1997. Stockholders' equity grew to $111.5 million at October 31, 1997 from $15.3 million at October 31, 1996. We redeemed $9.3 million of convertible debt and repaid $40.1 million of our remaining debt using proceeds from the follow-on offering. Subsequently, we established a $50 million revolving line of credit with KeyBank that will allow us to access funds for growth at more attractive rates than had been available before our business improved.

    Long-term, Cooper's added value will come, we believe, from growing the earnings and cash generated by the franchises it has established in the medical device market. We expect CooperVision's rapid growth to continue. Its basic drivers are proprietary manufacturing technology that will allow it to maintain its profitable leadership position in the toric lens market, an expanding business outside of North America, a new product pipeline to meet market needs and a highly effective marketing, sales and customer service team. CooperSurgical, with five acquisitions completed since 1991, is now one of the largest and fastest growing companies serving obstetricians and gynecologists. Its business is targeted to the most common procedures that these physicians perform, many of which generate a recurring stream of revenue from disposables. CooperSurgical will continue to be driven by the acquisition of products and businesses serving its market and by internal product development programs such as the new Cerveillance System. Our job is to ensure that these two businesses fulfill their promise.

    To this end, our goals for 1998 are straightforward: continue the strong growth in revenue and operating income we delivered in 1997 by increasing market share with existing products, introducing new products and continuing business development efforts. CooperVision will concentrate on implementing the benefits of the Aspect Vision acquisition in both Europe and the United States and plans to launch three new internally developed products. CooperSurgical will continue its strategy of acquisition and internal product development. HGA will focus on growing market share in each hospital's geographic region through referral and ancillary programs, and by expanding its behavioral health consultation and management services business.

    As a result of its follow-on offering, The Cooper Companies became more visible to investors in 1997. With many new investors and the expectation of even more to come as a result of this enhanced exposure, we have, in the material that follows, provided readers with an in-depth review of our businesses and the markets in which they compete. We have also answered the questions most commonly asked by prospective investors as we presented the Company to them during the follow-on offering. We hope you find this information valuable.

            ALLAN E. RUBENSTEIN            A. THOMAS BENDER

            Allan E. Rubenstein, M.D.      A. Thomas Bender
            Chairman of the Board          President and Chief Executive Officer

            January 27, 1997

               Questions Frequently Asked By Investors During 1997

                       With Answers From Tom Bender, CEO,
                And Bob Weiss, Executive Vice President and CFO


Q.   How would you describe Cooper's overall strategy?

     Tom Bender: Cooper is a specialty healthcare company currently serving the vision care, women's healthcare and mental health market segments. We provide underserved specialty healthcare markets with proprietary products and services aimed at improving outcomes and reducing healthcare costs.

Q.   How do you plan to build your businesses?

     Tom: In vision care, we're concentrating on building market share with our existing contact lens product lines, introducing new products, expanding geographically and evaluating the acquisition of businesses and product lines that could complement the widely regarded CooperVision and Aspect Vision franchises. In women's healthcare, where the market is very fragmented, we will continue to be a consolidator in the gynecology and obstetrics segments, acquiring proprietary product lines and well-differentiated companies, forming alliances and seeking to deliver a continuing stream of innovative products from our Cerveillance technology.

Q.   Would Cooper consider entering other areas of healthcare?

     Tom: I think there will be opportunities for Cooper to offer profitable and well-differentiated products in other carefully chosen healthcare market segments in the future. In the near-term, however, we will concentrate on growing our existing businesses.

Q.   How do you plan to finance your business development activities?

     Bob Weiss: After our 2.3 million share follow-on offering this summer that raised net proceeds of $50.4 million, we paid down all but about $9.6 million of our debt and put in place a $50 million line of credit syndicated by KeyBank. Even after the Aspect acquisition, we have substantial resources to pursue the acquisitions we have in mind for CooperSurgical and CooperVision. Generally, we prefer a balance of stock, debt and cash in our acquisition transactions.

Q. How do laser surgical procedures for the eye effect your contact lens business?

     Tom: I continue to think that the early market projections here were overstated, and we still do not see this procedure having any significant negative impact on the contact lens market. Some patients who can afford the unreimbursed cost of about $2,000 per eye will choose surgery for convenience or occupational need, but many barriers to broad acceptance still remain, including the high cost, a fear of ocular surgery and unfavorable economics for many physicians. We believe that there are more than 20 million former contact lens wearers who might be attracted to this procedure because it offers them what they once wore contacts for--freedom from glasses. We also believe that the vast majority of people having the surgery are coming from this pool of former lens wearers, not from the pool of patients who are satisfied with their lenses. I would like to see the procedure become more visible with more people asking ophthalmologists about it. If they did, I believe that many of them would reenter the contact lens market. Contact lens technology has improved lately, and if the need for convenience is there, why choose an expensive, sometimes temporary, surgical procedure?

Q. Are disposable toric lenses introduced by your competitors a threat to your business?

     Tom: In marketing its contact lenses, CooperVision identifies distinct practitioner and patient market segments, researches the requirements within each segment and provides a variety of lenses to meet these differing needs.

     We think that there are two distinct practitioner segments in the toric market. The first is practitioners who recommend quarterly lens replacement and demand a fully featured, high quality product for these difficult to fit patients. These practitioners tend to favor our Preference Toric lens. With more than four times the parameters available from CooperVision than from the more frequently replaced competitive products and with a higher quality, deposit resistant material, Preference Toric is a standout in this category. And with the strong brand loyalty in the toric market due to the complexity of the fit, we think our base of repeat business from patients who wear these lenses is well protected.

     The second segment is practitioners who choose to fit patients with lenses that are replaced monthly or even more frequently. This is where the new disposable torics compete. Up until now, CooperVision has not had product offerings in this segment, but in the second quarter of fiscal 1998, we plan to introduce our own toric product to challenge the other new disposable products. With our strong toric franchise, I'm confident we'll hold our own.

Q. Last year you said you had no plans to reduce debt with a stock offering. What changed your mind?

     Bob: I think two things did. First, it was attractive to pay down our existing high interest debt with the funds from the follow-on offering and replace it with a revolving line of credit at considerably lower rates. This will significantly reduce our borrowing costs going forward and provide funds for acquisitions as needed. Second, we believed that the additional research coverage by our investment bankers would improve the visibility of our performance to investors, and it appears that, given the improvement in our share price, this has happened.

Q. Why is your cash flow lower in the first quarter than throughout the rest of the year?

     Bob: For several reasons. We make ongoing payments to Bristol Myers in the first quarter for the breast implant settlement agreed to in 1993. We also build our inventory of contact lenses during the seasonally slow first quarter and recapture cash as lenses are sold throughout the year. Finally, we make annual employee incentive payments in the first quarter which have been accrued, and earned, in the prior fiscal year.

Q. What would be the impact on your earnings if they were fully taxed? Wouldn't this be a fairer way to value the business going forward?

     Bob: It's hard to accurately project the impact. In the mid-term, we won't be taxable, for federal purposes, because of our approximately $213 million of NOLs at October 31, 1997. And before we use these, we will build a strategy to maintain the lowest effective tax rate prudently possible.

     As to the second part of the question, you should assume that we intend to employ the cash savings to grow our core businesses as we did this year through the acquisitions of Marlow for CooperSurgical and Natural Touch and Aspect Vision Care for CooperVision. So the tax benefit gives us a strategic advantage over competitors who must pay taxes.

     Several securities analysts, however, have developed a pro forma valuation of Cooper by taxing their estimate of projected pretax earnings at 34%, applying a multiple of earnings and then adding the net present value of the NOLs of about $4 to $5 per share to this. Although this is not unreasonable as a valuation exercise, it doesn't reflect how, in practice, we will use our tax benefits to grow the business. In my view, the most appropriate measure of Cooper's performance is income before taxes and significant nonrecurring items, divided by the average number of shares outstanding.

Q.   What are your plans for your service business, Hospital Group of America?

     Tom: HGA had strong 1997 results exceeding our expectations, and we believe it will continue to perform well in the future. Right now, HGA is doing a good job of helping us leverage our NOLs. Long-term, however, Cooper plans to focus on growing its two core medical device product businesses, and in the future, we will evaluate HGA from the perspective of overall shareholder value. This does not mean, however, that we will ignore opportunities to add value to HGA's business, particularly through strengthening its market share in its current geographic locations.

                               Business Unit Review
                                  CooperVision


Business Overview and 1997 Results

CooperVision 1997 Revenue            $640 Million    CooperVision 1997 Operating Income  $23.1 Million
-------------------------------------------------    -------------------------------------------------
Percent Increase over 1996                    31%    Percent Increase over 1996                    21%
-------------------------------------------------    -------------------------------------------------
Percent of Cooper Companies' Revenue          45%    Percent of CooperVision Revenue               36%
-------------------------------------------------    -------------------------------------------------


                            A Contact Lens Glossary:


Soft Contact Lenses:
Lenses to correct visual defects made with comfortable plastic materials that fit on the cornea of the eye.

Specialty Lenses:
Correct visual defects such as astigmatism or special ophthalmic disorders. Also opaque lenses for cosmetic color enhancement. Manufactured by cast molding, lathing or by FIPS, CooperVision's patented combination of automated lathing and cast molding.

Toric Contact Lenses:
Correct astigmatism -- blurred vision caused by an irregularity in the shape of cornea. Manufactured by cast molding, lathing or by FIPS.

Premium Contact Lenses:
Offer value-added features such as deposit resistance or ultra-violet protection.

Non-Specialty Spherical Contact Lenses:
Correct the most common visual defects. Lack value-added features for more complicated disorders such as astigmatism. Most manufactured by cast molding, but some by automated lathing.

Custom Contact Lenses:
Correct severe astigmatism and other special vision needs. Generally manufactured using automated lathes.

Conventional Contact Lenses:
Designed to be replaced after 12 to 24 months.

Planned Replacement Lenses:
Designed to be replaced after one to three months.

Disposable Contact Lenses:
As defined by the U. S. Food and Drug Administration, lenses that are designed to be changed as often as daily and up to every two weeks.

    CooperVision (CVI) develops, manufactures and markets specialty contact lenses emphasizing the high-growth, high-margin soft toric contact lens segment. Toric contact lenses provide visual correction for astigmatism--blurred vision caused by an irregularly shaped cornea. CVI's three toric lens brands accounted for 52% of its sales during fiscal 1997 and grew 40% over 1996. Preference Toric, a quarterly planned replacement lens, is now CVI's leading product. Its sales grew 71% year to year.

    In addition to toric lenses, CVI manufactures and markets more than a dozen specialty and premium soft contact lens brands in the spherical lens category. These include premium lenses for people who rapidly deposit protein from their tears on their lenses and a line of "opaque" lenses that change or enhance the appearance of the wearer's natural eye color. Sales of toric, specialty lenses and premium lenses together grew 46% in 1997. In the non-specialty spherical category, CVI markets a range of conventional spherical lenses.

                            New Product Introductions

    In 1997, CVI introduced CooperFlex and additional line extensions to the highly successful Preference Toric brand. CooperFlex, manufactured by our new European subsidiary, Aspect Vision Care, is a planned replacement spherical lens designed for a one-month wearing cycle. Independent clinical studies conducted in the United Kingdom found that patients preferred this lens to other leading disposable or frequent replacement lenses. The Preference Toric brand was expanded to include additional powers. This further solidifies its position as the toric brand that offers the broadest range of planned replacement toric lenses. This wide range of corrections increases the chances of a successful fit. In March, CVI acquired Natural Touch, a line of cosmetic soft contact lenses sold in the United States to patients who want to change or enhance the appearance of their natural eye color.

                              Geographic Expansion

    In January 1997, CVI completed an agreement with Rohto Pharmaceuticals, Inc., a leading manufacturer of contact lens care products and the largest supplier in Japan of nonprescription ophthalmic products, to market CVI lenses in Japan and other Pacific Rim countries. CVI expects to market these products in about two years, following regulatory approval from the Japanese Ministry of Health. With more than eight million contact lens wearers, Japan has the second highest number of contact lens wearers in the world, with lens revenue growing more than 15% per year. Although the Japanese market has historically been dominated by hard contact lenses, soft lenses are increasing in popularity. The Rohto agreement positions CVI to capitalize on this emerging trend.

    In December, The Company completed the acquisition of Aspect Vision Care Limited of Southampton, England. Aspect Vision is expected to add about $45 million to CVI's 1998 revenue and will be used as a vehicle to market CVI products to Europe.

                           Aspect Vision Care Limited

     Aspect Vision Care started business in 1973 as Focus Contact Lens Laboratory, Ltd. manufacturing contact lenses for individual orders using lathing technology. In 1991, Aspect Vision Care Limited was formed and sold cast molded lenses manufactured by an associated company. In 1994, Aspect began its own manufacturing.

     Today, Aspect sells low cost, cast molded conventional, disposable and planned replacement lenses primarily in Europe. Aspect also provides private label lenses to many European retail optical chains.

     According to industry sources, Aspect has a strong franchise in the United Kingdom, where it leads the industry in unit sales of conventional lenses and is second in total unit volume. Sales in the U.K. account for approximately one-half of Aspect's volume. The remaining revenue comes from its Italian subsidiary and from sales to European distributors and other contact lens companies. Fifteen direct sales representatives service the U.K. and Italian markets.

     Practitioners have reported that Aspect's lenses offer above average comfort, a successful initial fit rate and competitive pricing. A 1997 study comparing eight brands of disposable lenses published in Contact Lens and Anterior Eye, a publication of the British Contact Lens Association, found that Aspect's disposable Frequency-55 lens was one of three lens brands that "achieved relatively high levels of fitting success", 90% for Aspect's product versus 70% for the lowest of the eight rated brands.

     Aspect manufactures its lenses using its patented UltraSYNC technology, a synchronized molding system that produces a complete finished lens with minimal manual labor. No polishing, buffing or finishing is required. In 1997, Aspect won the Queen's Award for Technological Achievement for the development of the UltraSYNC system, one of only 15 awards presented each year and the first such award given to a contact lens company. Aspect also received ISO 9001/EN 46001 certification in 1997 allowing its products to be CE marked for sale in European markets ahead of the June 1998 deadline.

     Aspect adds both marketing and manufacturing capabilities to CooperVision. In marketing, CooperVision gains immediate access to European and other international markets for its line of specialty contact lenses. In combining their manufacturing technologies, Aspect Vision and CooperVision will become the only contact lens company in the world that can produce lenses from the three major contact lens manufacturing technologies: cast molding, precision lathing and FIPS, CooperVision's patented combination of lathing and molding. With this complete range of technologies, CooperVision will be able to offer its customers a wide range of lenses and wearing cycles to meet the needs of most contact lens patients. Aspect's proprietary know-how is expected to lead to a second generation of the FIPS toric manufacturing process that can reduce production costs, increase production capacity at existing facilities and provide improved lens comfort using Aspect's patented edge design technology.

     Aspect employs about 650 people in the U.K., with about 600 staffing the manufacturing division in over 85,000 square feet in Hamble, near Southampton. An additional 60,000 square feet has been acquired for the consolidation of customer service and distribution and for additional manufacturing.

                          Contact Lens Market Overview

    In 1996, worldwide sales of soft contact lenses totaled about $2 billion at the manufacturers' price level and are expected to grow about 10% annually through the year 2000, as contact lenses become more popular and as lenses are replaced more frequently than in the past. North America accounts for about 50% of the total market.

    Sales of soft lenses comprise about 90% of United States contact lens revenue; hard lenses--primarily those manufactured from rigid gas permeable materials--represent about 10%. Some markets outside of the United States, particularly Japan and Germany, fit more hard lenses than the United States, although soft lenses are gaining greater acceptance.

    Most soft lens wearers replace their lenses on one of three schedules: conventional wear lenses are replaced after 12 to 24 months with periodic cleaning throughout the life of the lens; planned replacement lenses are replaced every one to three months; and disposable wear lenses are changed as often as daily and up to every two weeks, depending on which product the practitioner prescribes.

    Disposable and planned replacement lenses are supplanting conventional lenses, enhancing revenue per wearer per year throughout the industry. Many practitioners believe that changing lenses more frequently improves ocular health and adds more comfort and convenience for the patient.

    Another way to view the soft contact lens market is to divide it into the non-specialty, spherical lens segment and the specialty lens segment. Non-specialty spherical lenses correct the most common visual defects such as myopia (nearsightedness) or hyperopia (farsightedness) and do not offer value-added features for patients with special visual needs. They represent approximately two-thirds of the United States soft contact lens market and about 80% of the soft lenses sold in the rest of the world. Specialty lenses account for the remaining one-third of the United States market and about 20% outside the United States. Specialty lenses include the following:

        toric lenses to correct astigmatism

        opaque lenses, which alter the appearance of the eye's natural color

        enhancement tint lenses that accent natural           [ILLUSTRATION]
        eye color

        premium lenses that resist protein deposit, improve visual acuity, or improve comfort for patients with dry eye syndrome

    Although they are a smaller part of the market, specialty lenses are growing more rapidly than non-specialty lenses and generate higher gross margins.

                            Soft Toric Contact Lenses

    The soft toric contact lens market is a high growth specialty niche that accounts for approximately 15%, or $170 million, of annual sales in North America and about $100 million of annual sales in the rest of the world.

                          Soft Toric Lens Market Model(1)
                            By Lens Replacement Cycle


               Planned Replacement              Custom                  Conventional              Total Market
----------------------------------------------------------------------------------------------------------------------
  Location       Size        Annual         Size        Annual         Size        Annual        Size         Annual
            ($'s millions)   Growth    ($'s millions)   Growth    ($'s millions)   Growth   ($'s millions)    Growth
----------------------------------------------------------------------------------------------------------------------
  North          65-70        >50%          35-40       10-15%         55-65        -10%        155-175         20%
  America
----------------------------------------------------------------------------------------------------------------------
  Rest of        10-15        >25%          15-20       10-15%         60-65        >15%         85-95          15%
  World
----------------------------------------------------------------------------------------------------------------------
  TOTAL          75-85        >40%          50-60       10-15%        115-130       2-3%        240-270         18%
----------------------------------------------------------------------------------------------------------------------
(1) The Cooper Companies' estimates


    The worldwide outlook for soft toric lenses is favorable. Forty-five percent of the United States population who require vision correction suffer some degree of astigmatism, but only about 6% currently wear toric lenses. With today's technologies, soft toric lenses have been developed in a wide range of lens parameters, and the previously underserved astigmatic patient base can now wear contact lenses. In addition, many patients, including those with astigmatism, who "dropped out" of the contact lens market because of the poor performance of their lenses can reenter the market using these improved products.

    Surgical techniques to correct visual defects, including laser treatment, have also enticed many contact lens dropouts back to their eyecare practitioner's office for evaluation. When presented with the detailed risk-reward profile of surgery and the unreimbursed charges, many patients will choose the new generation of soft toric lenses rather than nonreversible, expensive laser surgery. Finally, practitioners who specify lenses for their astigmatic patients increasingly prescribe soft toric lenses as a way to differentiate their practices.


                              CooperVision Products

    In North America, CooperVision concentrates on marketing specialty lenses in both planned replacement and conventional wearing cycles. CVI is the only manufacturer to offer eyecare practitioners all three types of toric lenses:

        a custom-prescription conventional lens, Hydrasoft Toric

        a three-month planned replacement lens, Preference Toric and a conventional lens, Cooper Toric

    With this wide range of lenses, practitioners can fit most astigmatic patients quickly and effectively with CVI products.

    CVI acquired Hydrasoft Toric in 1993. Since then, this brand has retained its reputation as the easiest to fit and most successful custom toric lens on the market.

    The popular Preference Toric quarterly planned replacement lens was launched in 1994. Patients with more common astigmatic prescriptions who do not require a custom prescription lens wear these lenses. Preference Toric is available in more than three times as many corrective combinations as its leading competitor.
It offers excellent visual acuity, reproducibility and all-day comfort.

    The Cooper Toric lens, for conventional wear, is, like many CVI products, made with a polymer called Tetrafilcon A that resists deposits from protein in the tears forming on the lenses. These deposits can distort vision and may inflame the underside of the eyelid.

    While CooperVision concentrates on the toric lens market, it also offers practitioners specialty and conventional spherical lenses. The Preference lens, introduced in 1991, is a premium planned replacement lens that combines the benefits of CVI's deposit resistant material with quarterly replacement.
CooperFlex was introduced in 1997 for monthly wear. The recently acquired
Natural Touch line of opaque lenses are spherical lenses for patients who want to alter the appearance of their natural eye color.

    Other spherical brands include Hydrasoft Sphere, Vantage, Permaflex,
Permalens and Cooper Clear. These lenses have varying water contents and degrees of oxygen permeability to meet specific patient requirements. They are available in different designs, parameters, diameters, base curves and lens edges, providing practitioners with a wide clinical choice.


                           Aspect Vision Care Products

    Aspect Vision Care's range of branded lenses includes both traditional and disposable soft lenses available in a number of designs, polymers and convenient packages. The Aspect line competes in segments that CooperVision currently does not, giving the combined business more complete coverage of the important segments of the market.

                         The Aspect Vision Product Line


SILVER 2 A 38% water content lens designed to provide better handling, especially in the lower powers. It is a comfortable daily wear lens available in both plus and minus powers that can also mask minor astigmatism.

SILVER 38 THIN                   A new generation of daily wear lens offering a
                                 single base curve that fits more than 80% of
                                 all myopic (nearsighted) corneas. Provides
                                 optimal balance between wearing comfort and
                                 lens handling, as its thin lens periphery
                                 provides greater comfort than other lenses.

SILVER O7 VH TINT                A 38% water content lens with an overall unique
                                 pale blue visibility handling tint. A durable
                                 lens ideal for both near- and farsighted
                                 patients.

FORMULA 55 UV VH TINT            A 55% water content lens for frequent
                                 replacement. Incorporates a unique aqua green
                                 visibility tint in addition to a UV blocking
                                 agent.

FREQUENCY 38 DW DISPOSABLES      Designed to be worn on a daily basis and
                                 replaced monthly. Offers enhanced patient
                                 comfort, ease of handling and visibility
                                 handling tint. Ideal for the dry eye patient.
                                 Produced in a convenient blister pack.

FREQUENCY 55 DISPOSABLES         A 55% water content lens for daily wear and
                                 bi-weekly or monthly replacement. Packaged in
                                 blisters and incorporates the Aspect visibility
                                 handling tint.

FREQUENCY DISPOSABLE UV          A 58% water content lens for daily wear and
                                 monthly replacement. Incorporates a UV blocking
                                 agent and a visibility tint. Packaged in
                                 blister packages.

"HINTS OF TINTS"                 Lenses in a range of soft, subtle colors
                                 designed to enhance the eye color of fashion
                                 conscious patients but also maintain a natural
                                 look. These subtly tinted lenses have a clear
                                 pupil with a tinted iris to enhance the
                                 patient's natural color. Available with the
                                 same parameters as SILVER 2 and also in special
                                 orders for other lenses.


                                 Growth Strategy

    CooperVision's goals are to lead the global toric soft contact lens market by building on its established position in the high-margin toric and spherical specialty lens segments and expanding its market position in the opaque and premium spherical segments. Where appropriate, CVI will also selectively pursue the conventional sphere market. The marketing agreement with Rohto and the acquisition of Aspect Vision have positioned CVI to execute its strategy in Europe and Asia.

     CVI aims to expand its market share through aggressive marketing, product development and business development, as it enters new toric and spherical lens market segments and extends the range of prescription powers in its existing product lines. In 1997, new products developed internally over the past five years generated 41% of CooperVision's sales, while 34% of sales were products acquired externally during that time.

                             Tools for Global Growth

Marketing and Sales Expertise

    CVI employs more than 60 commission-based direct sales representatives with above-average industry experience, to market its products in North America.
Their incentive compensation program creates a high level of dedication and motivation. Thirty-five customer service representatives and technical consultants, who average approximately five years of industry experience, handle approximately 4,000 practitioner calls each day. CVI's Worldwide Website
(http://www.coopervision.com) informs patients and overseas distributors about its products and services.

    In Europe, Aspect Vision Care employs seven sales representatives in the United Kingdom and eight in Italy. Optical distributors sell Aspect products throughout the rest of Europe. Aspect Vision can be found on the Internet at http://www.aspect-vision.co.uk.


                             Strong Customer Loyalty

    Specialty contact lenses command high brand loyalty from practitioners, who resist switching once a particular brand is prescribed and successfully fit, creating an "annuity stream" of replacement lenses. CVI benefits from this brand loyalty, particularly in the toric lens market, where patients are often difficult to fit. Eyecare practitioners demand quality products to ensure their patients' optimum ocular health and vision, and CVI generates brand loyalty with its reputation for premium quality products.

                           Responsive Customer Service

    In the United States, CVI's order entry system links its New York and California customer service centers to ensure efficient order processing and to provide a backup system to maintain a high level of continuous service. In 1997, both locations upgraded their telephone equipment to the latest automated technology. Aspect Vision's customer service center in the United Kingdom supports all its customers worldwide.

Advanced Manufacturing Technology and Lens Design

    Historically, toric contact lenses were difficult to fit because early generation lenses could not be kept properly positioned on the eye. Today, CooperVision and Aspect Vision produce lenses with outstanding stability and reproducibility, capitalizing on more than two decades of experience with toric lens design and manufacturing technology.

    In the United States, CVI uses two manufacturing technologies. The first, a proprietary technology called FIPS, combines low-cost cast molding and precision lathing to produce a wide range of low-cost lens prescriptions. Lenses made with the patented FIPS manufacturing technology using deposit resistant Tetrafilcon A material are extremely difficult to duplicate, given CVI's extensive knowledge and experience. Using FIPS, CVI can manufacture over 13,000 planned replacement toric corrections-more than three times as many as its competition who use molding to manufacture their toric lenses. With this wide range of parameters, practitioners can more easily find just the right combination of power, axis and cylinder to precisely and comfortably fit their patients.


    The second technology, automated lathing, generates CVI's line of custom toric lenses. This process can produce more than 13 million different lens prescriptions for difficult to fit patients.

    Aspect Vision's patented UltraSync manufacturing process adds a third manufacturing technology: cast molding. CVI is now the only contact lens manufacturer in the world who can produce lenses with all of the most common fabrication methods. With molding, CVI can now, in appropriate market segments throughout the world, market low cost spherical lenses.

    In fiscal 1997, CVI produced about five million lenses in facilities totaling 73,600 square feet. Aspect Vision manufactures in an approximately
85,000 square feet facility in Hamble, near Southampton, England, and has acquired another 60,000 square feet to consolidate customer service and distribution and for additional manufacturing. CVI expects that cost efficiencies will result from rationalizing the two organizations' manufacturing facilities.

    CooperVision's largest facility, located in Scottsville, New York, currently manufactures soft toric and spherical lenses. Because of increasing demand for its planned replacement toric lenses, CooperVision has more than doubled its Scottsville capacity since 1995. CooperVision's Huntington Beach, California, facility produces custom soft toric and spherical lenses from a material known as Methafilcon B, using a precision lathing technology. Rigid gas permeable lenses are made in its Markham, Ontario facility.

    CVI manufactures under the U. S. Food and Drug Administration's Current Good
Manufacturing Practices and expects to achieve ISO 9001 certification and CE
Mark approval which will be mandatory for all products shipped into the European community in June 1998. Aspect, which also manufacturers under the FDA guidelines, received ISO 9001/EN 4601 certification in 1997, allowing its products to be CE marked.


                                Cooper Surgical

Business Overview and 1997 Results



CooperSurgical 1997 Revenue         $24.8 Million    CooperSurgical 1997 Operating Income $2.5 Million
-------------------------------------------------    -------------------------------------------------
Percent Increase over 1996                    44%    Percent Increase over 1996                    49%
-------------------------------------------------    -------------------------------------------------
Percent of Cooper Companies' Revenue          18%    Percent of CooperSurgical Revenue               10%
-------------------------------------------------    -------------------------------------------------


     CooperSurgical (CSI), established in 1990, develops, manufactures and distributes diagnostic and surgical instruments, equipment, accessories and devices for the rapidly growing obstetrics and gynecologic segments of the worldwide women's healthcare Increasingly, women consider gynecologists their primary care provider, as U. S. government policy emphasizes women's healthcare, and managed care organizations liberalize reimbursement for gynecological diagnostic and therapeutic procedures. CSI is capitalizing on the expanding role of obstetricians and gynecologists (OB/GYNs) through its product development and acquisition efforts and through alliances with companies that are developing new technologies for this growing market segment. Since 1990, CSI has completed five acquisitions.

                     CooperSurgical Acquisitions Since 1990


   ACQUISITION              PRODUCT LINE
--------------------------------------------------------------------------------
    FRIGITRONICS, INC.      Colposcopes
                            Cryosurgery Equipment
--------------------------------------------------------------------------------
    EURO-MED, INC.          Biopsy Instruments
                            Gynecology Instruments
                            Instrument Cleaning Systems
--------------------------------------------------------------------------------
    RUMI                    Uterine Manipulator with Disposable Tip for
                            Laproscopic Surgery
                            Koh Colpotomizer Accessories for Laproscopic
                            Hysterectomy
--------------------------------------------------------------------------------
    UNIMAR, INC             Pipelle Disposable Endometrial Biopsy Device
                            Kronner Manipujector Disposable Uterine Manipulator
                            Cervex-Brush Disposable Cervical Pap Smear Sampling
                            Device
--------------------------------------------------------------------------------
    MARLOW SURGICAL         Disposable Intrauterine Catheters and Products to
    TECHNOLOGIES, INC.      Treat Infertility
                            Nu-Tip Laparoscopic Instruments with Disposable Tips
                            Disposable Balloon Cannula
                            VerreScope Micro Laparoscopy System
--------------------------------------------------------------------------------


                                 Market Overview

    Women's healthcare has become a central focus of health policy in the United States, and OB/GYNs are expanding their role in providing a continuum of care to women. As a result, obstetric and gynecologic training programs increasingly emphasize programs and practice designed to meet their patients' needs from adolescence to senior years. Each year, there are about 60 million office visits to the over 35,000 obstetricians and gynecologists in the United States. These physicians assist in approximately four and a half million births and perform over two million surgical procedures. They diagnose and treat conditions such as pelvic pain, infertility, sexually transmitted diseases, abnormal uterine bleeding, cancer of the female reproductive system and its precursors and menopause related conditions such as osteoporosis. It is a large and growing market.

    Recent emphasis on preventive care for women has expanded reimbursement by managed care organizations, which now cover screening services such as Pap Smears, annual gynecologic exams, mammogram and osteoporosis evaluations. In addition, both governmental and private organizations are targeting new resources toward women's healthcare.

    A large number of medical device companies serve the women's healthcare market. Many are small with narrow product lines and lack the resources necessary to expand their market presence and effectively introduce new technologies. This fragmented industry is now consolidating. CSI is aggressively participating, identifying opportunities to leverage its sales and marketing strengths and raise gross margins of the products it acquires by improving manufacturing productivity.

                             CooperSurgical Products

    CSI markets products for in-office diagnostic and surgical procedures, reproductive medicine and operative gynecologic procedures, including those performed using a minimally invasive approach, in both the hospital and outpatient setting. Approximately two-thirds of CSI's sales during fiscal 1997 were disposable or semi-disposable products that tend to generate a recurring revenue stream.

                          Products for Office Practice

    Colposcopy. Colposcopy is used to diagnose ailments of the vaginal canal and cervix. Virtually all gynecologists and many primary care physicians perform this procedure in the office rather than the hospital or the surgicenter. CSI offers a full line of colposcopy systems in a variety of configurations. CSI's overhead zoom colposcope systems currently account for the majority of CSI's sales of colposcopy systems to gynecologists' offices because they are easy to use and particularly well suited for use in conjunction with the LEEP procedure that is described below.

    CSI has announced plans to introduce the first in a series of products in its new Cerveillance System. This system is designed to improve the accuracy of colposcopic screening and diagnosis of cancer of the cervix and its precursors. Cervical cancer is the second most common cancer in women, with 500,000 cases reported yearly throughout the world. The new system features digital imaging hardware and software components that will be introduced over the next several years.

    Loop Electrosurgical Excision Procedure ("LEEP"). The LEEP treatment procedure is used in the physician's office-a lower cost setting than the hospital-in conjunction with colposcopy to both diagnose and treat cervical disease. The LEEP procedure is an easily learned, cost-effective treatment alternative that provides biopsy samples for histological analysis to evaluate treatment success. LEEP has become the preferred modality for precancerous cervical lesions.

    CSI has developed a complete line of products to surround the LEEP procedure. These include the hardware--the LEEP System 1000 electrosurgical generator and CooperSurgical Smoke Evacuation System 6080--as well as the supporting nonconductive autoclavable instrumentation and ancillary disposable products that are used in each case. CSI has recently improved the instrumentation by introducing the Prima Series specula made from a polymer that resists the staining and surface degradation commonly found with standard coated instruments supplied by competitors. Ancillary disposable products such as the single use sterile LEEP Electrodes and LEEP Redikit generate revenue for CSI on each procedure performed.

    Hysteroscopy. Diagnostic hysteroscopy, one of the first minimally invasive procedures performed, is used to visualize and obtain samples from the uterine cavity to diagnose uterine disorders such as abnormal bleeding. Operative hysteroscopy allows the physician to perform various therapeutic procedures under direct visualization.

    Historically, both diagnostic and therapeutic uterine procedures were performed in the hospital, but newer technology has resulted in a shift to more cost-effective venues: operative procedures in outpatient facilities and diagnostic procedures in physicians' offices. This lowers procedure costs and improves the quality of care. In 1998, some in-office hysteroscopy procedures will become eligible for third party reimbursement making it more attractive for physicians to adopt diagnostic hysteroscopy as an in office procedure. CSI's diagnostic hysteroscopy systems, including the Hysteroscopy Series 4000 and accessories, provide state-of-the-art viewing and tissue sampling.

                     The CooperSurgical Cerveillance System
    Innovative Technology Tracks Disease Progress, Simplifying Diagnosis and
                   Improving Accuracy and Cost-Effectiveness

   BACKGROUND

      Cervical cancer is the second most common cancer affecting women with 500,000 cases reported yearly throughout the world. In 1996, its worldwide prevalence was estimated at 2.6 million. Five times that many women show signs of its precursors. The American Cancer Society estimates that 15,700 new cases are diagnosed each year in the United States, resulting in approximately 4,900 deaths.

      Since the 1950's, the U. S. mortality rate for cervical cancer has declined by 70% primarily due to mass screening efforts with the Papanicolaou Smear (Pap Smear). Recent changes in Pap Smear grading and medical liability fears from missed diagnoses have doubled the number of ASCUS (Atypical Squamous Cell of Undetermined Significance) results to approximately 10% of all Pap Smears from the expected 5% in a normal population distribution.

      When a Pap Smear suggests the presence of a high or low-grade lesion, physicians tend to schedule a more definitive examination immediately, as they must consider that the ASCUS Smears carry a 10%-40% underlying risk of a precancerous condition. The cost to the U. S. healthcare system to follow-up ASCUS results has been estimated at up to $5.5 billion annually. One study showed that over 50% of cases could avoid biopsy by serially monitoring the cervix to identify naturally regressing lesions. Follow-up alternatives today include a series of repeated Pap Smears or an examination called colposcopy, where a colposcope -- a specialized low-powered stereo microscope -- is used to illuminate and magnify the cervical and vaginal tissue to identify or rule out pathology. The physician carefully examines the tissue looking for very subtle changes in color, texture and blood vessel patterns that indicate an abnormality. Suspicious sites are biopsied and reviewed histologically.

      Colposcopy, however, has limitations. It can be difficult to distinguish the subtle changes that occur between normal cervical tissue and cancer, and the exam is time consuming and costly when compared to the Pap Smear. Colposcopy, like Pap Smears, is associated with legal risk if the physician misses a diagnosis. Recent advances in 35 millimeter photography and video imaging have improved colposcopic documentation somewhat, but current image capture technology is limited, particularly image storage and retrieval for subsequent evaluation, quantitative assessment and patient education.

   THE NEW COOPERSURGICAL CERVEILLANCE SYSTEM

      The new CooperSurgical Cerveillance System, a family of hardware and software products designed to improve colposcopy and cervical cancer screening, will be introduced over the next several years. Many features in the new system are patented. The first product in the new system, the Cerveillance Scope, expected to be introduced in the first calendar quarter of 1998, uses state-of-the-art digital technology for cervical visualization and documentation. It redefines image capture, enhancement and analysis allowing measurement of lesion size and documentation of cervical changes. It is the first device to combine digital imaging technology and proprietary software in a fully integrated compact colposcope -- an optical instrument used to examine the vagina and cervix -- the lower and narrow end of the uterus.

      In addition to the Cerveillance Scope, the Cerveillance System is expected to eventually include:

      a hand held computer imaging device to be used in cervical screening a networking computer that stores patient records and analyzes digital images using wireless transmission technology, providing a gateway for telemedicine a disposable kit to assist with identification and quantification of cervical lesions a series of software modules that will provide additional patient management and diagnostic capabilities.

      These important advances are possible as The Cerveillance System uses digital capture technology to convert images of the genital tract to a record that, through CSI's proprietary software, can be stored, manipulated, enhanced, analyzed and transmitted electronically.

      CSI plans future software products, including reference standard packages, to simplify the diagnostic procedure and improve its accuracy. These software upgrades will be designed to be added to the system without the expense of a new colposcope.

                  Gynecologic Screening and Diagnostic Devices

     CSI offers a broad line of products for office diagnosis and treatment. Many incorporate patented designs or proprietary manufacturing techniques including:

     The Euro-Med Classic Series Biopsy Instruments sample tissue suspected to be cancerous in the lower genital tract. CSI manufactures these high quality instruments in Tuttlingen, Germany, renown for world class manufacturing of hand held surgical instruments.

     Physicians biopsy the intrauterine cavity with the Pipelle Endometrial Suction Curette, clinically; the most reliable and consistent device of its type which CSI markets under a long-term supply agreement.

     The Cervex-Brush Cervical Cell Sampler is used to collect ecto- and endocervical cells for Pap smears. Its patented design allows physicians to collect cervical cells with reduced bleeding and patient discomfort.

     CSI also provides a range of specialty instruments used daily by the OB/GYN including the recently introduced Comfort View line of products used with obese patients. The products in this line -- the Snowman specula and the Tru-View lateral wall retractor -- solve clinical problems unique to this patient population.

                        Products for Operative Gynecology

    Minimally invasive procedures for complex gynecologic disorders will become more prevalent as healthcare cost containment increases and less traumatic treatment alternatives are developed. CSI offers both capital and disposable product lines to support this trend.

These include:

     The RUMI uterine manipulator, a patented system for controlling and positioning the uterus during laparoscopic surgery. Its advanced design provides the gynecologist with substantially improved pelvic visualization, access and traction during laparoscopic surgery.

     The KOH Colpotomizer facilitates visualization of anatomical landmarks enabling the surgeon to perform a laparoscopic hysterectomy with greater confidence and accuracy. As the number of hysterectomies performed using a minimally invasive approach increases, CSI is well positioned to maximize its market potential with this system.

     The Kronner Manipujector for uterine manipulation in routine laparoscopic procedures. This device commands approximately 50% of the disposable uterine manipulator market.

     The patented Nu-Tip instruments for laparoscopic surgery, which combine the convenience of disposables with the cost savings and performance of reusables to deliver a consistent standard of care.

     The VerreScope system, an improved micro-laparoscopic instrumentation and visualization system for either the hospital operating room or the office surgical suite, was introduced in late 1997. It delivers more procedural versatility than many existing competitive systems.

     The patented disposable Balloon Cannula access device which improves operative control and reduces patient trauma in laparoscopic procedures.

     In 1997, CSI executed its strategy to surround the most commonly performed procedures in obstetrics and gynecology with advanced products by expanding its product offerings in hysterectomy and sterilization, the two procedures most frequently performed by the OB/GYN. Through a distribution agreement, CSI now markets the Zeppelin Hysterectomy Clamps and Scissors, long recognized by gynecologic surgeons as the premier product for the abdominal surgical approach, and also launched the Cater Tubal Assistant, an internally developed product for post partum tubal ligation.

                       Products for Reproductive Medicine

    CSI entered the reproductive medicine market in 1996 by acquiring Unimar, a leading supplier of specialized disposable medical devices for gynecology. These include the Unimar Aspirette, for aspiration of endocervical content, the HUI Mini-Flex, which facilitates radiographic examination of the uterus, and the Pipelle, for endometrial assessment.

    In April 1997, CSI acquired marketing and distribution rights in the United States to the Wallace Women's Healthcare line of disposable products for advanced techniques in reproductive medicine. Part of the Marlow acquisition, this line significantly enhances CSI's presence in reproductive medicine. Products include the prestigious line of Wallace intrauterine catheters, widely recognized by physicians specializing in infertility as delivering higher rates of pregnancy than comparable competitive products.

Growth Strategy

    CSI plans to build a diverse selection of products for women's healthcare through a balanced program of acquisition and internal product development. By combining companies and product lines, CSI will capitalize on its existing marketing, manufacturing and distribution capabilities to further leverage its well-established customer relationships. CSI expects to expand its current position in the reproductive medicine market and is considering product opportunities in obstetrics, urinary incontinence and osteoporosis screening. The new Cerveillance System is expected to expand CSI's presence in the diagnosis of cervical disease.

Marketing and Sales

    CSI employs 46 sales representatives, mail-order catalogs, targeted direct mail and a network of international distributors, to gain widespread access to the OB/GYN market. CSI's marketing programs target a single medical specialty, and their representatives develop a broad understanding of gynecology and obstetrics and build knowledge-based personal relationships with their customers.

    Approximately 45,000 CSI direct mail catalogs reach physicians, surgery centers and hospital operating room staffs three to four times each year. Physicians can purchase established product lines through the catalog, while the sales force concentrates on explaining the benefits of CSI's newer, more technically advanced products, enabling CSI to expand its share of each customer's business and optimize their point of sale contact.

Manufacturing

    CSI manufactures and distributes its products in Shelton, Connecticut. ISO 9001/EN 46001 certification and CE Mark approval for its products is expected in 1998. CSI's manufacturing capability is a strategic advantage, allowing it to decrease the cost of the products it acquires through efficiencies of integration. For example, the cost to manufacture products acquired from Unimar and Marlow has been significantly reduced through efficiencies generated by CSI.

                           Hospital Group of America

Business Overview and 1997 Results

HGA 1997 Revenue                    $52.7 Million    HGA 1997 Operating Income            $6.0 Million
-------------------------------------------------    -------------------------------------------------
Percent Increase over 1996                    23%    Percent Increase over 1996                   133%
-------------------------------------------------    -------------------------------------------------
Percent of Cooper Companies' Revenue          37%    Percent of HGA Revenue                        11%
-------------------------------------------------    -------------------------------------------------


    Hospital Group of America (HGA) offers abroad continuum of psychiatric care to patients through inpatient, outpatient, partial, educational and residential treatment programs. It owns and operates three psychiatric hospitals: Hartgrove Hospital in Chicago, Illinois (119 beds), Hampton Hospital in Rancocas, New Jersey (100 beds) and MeadowWood Hospital in New Castle, Delaware (50 beds) and a residential treatment center for adolescents in Kouts, Indiana, The Midwest Center for Youth and Families (50 beds). The Midwest Center was opened in April 1997 to support Hartgrove Hospital and surrounding communities. HGA also owns and operates 17 outpatient and day treatment centers and provides educational and other ancillary services to support its hospitals.

    The hospitals offer intensive and structured treatment predominantly for children and adolescents who suffer from a variety of mental illnesses, chemical dependencies combined with mental illness, and geriatric patients with behavioral disorders generally involving dementia. Services include comprehensive psychiatric and chemical dependency evaluations, inpatient and outpatient treatment and partial hospitalization. The Midwest Center provides care to patients who have been unresponsive to outpatient treatment, partial hospitalization or in-home treatment and to those with a history of multiple hospitalizations.

    In 1997, HGA formed its psychiatric contract management service division. This business provides behavioral health consultation and contract management service in behavioral health for acute care hospitals. In addition to managing inpatient units, the division facilitates partial and outpatient programs. The consultation services include advice and assistance in preparing for regulatory surveys, marketing and referral source development, professional services including recruiting of psychiatrists and other key personnel, clinical program management structure, accounts receivable management, management care contract negotiation and data processing services. The division now has agreements with eight psychiatric inpatient or day treatment programs.

    The Joint Commission of Accreditation of Healthcare Organizations ("JCAHO"), a national organization that periodically reviews a facility's staff, programs, physical plant, policies and procedures, has given each of HGA's hospitals and its residential treatment center its highest level of accreditation.

    Over the past three years, HGA's performance has improved. Operating trends show rising inpatient admissions, a decline in length of stay and an increase in outpatient visits. Operating margins now exceed 10%, well above the industry norm.


     Hospital Group of America Three Year Trend in Key Operating Statistics


                                      1997           1996           1995
--------------------------------------------------------------------------------
  Acute Admissions                   6,326          5,353          4,782
--------------------------------------------------------------------------------
  Residential Admissions                54              0              0
--------------------------------------------------------------------------------
  Total                              6,380          5,353          4,782
--------------------------------------------------------------------------------
  Combined Length of Stay (days)      11.5           11.9           13.6
--------------------------------------------------------------------------------
  Acute Average Daily Census           187            175            171
--------------------------------------------------------------------------------
  Residential Average Daily Census*     24              0              0
--------------------------------------------------------------------------------
  Total                                212            175            171
--------------------------------------------------------------------------------
  Outpatient Average Daily Visits      288            172            106
--------------------------------------------------------------------------------
*Opened in April 1997.

                                 Market Overview

    Recent data indicate that approximately 10% of total U. S. healthcare resources are spent to treat psychiatric disorders. With third party payor cost-containment pressures, providers have adjusted traditional methods of psychiatric hospitalization. While the overwhelming majority of treatment is still conducted through psychiatric hospitals, day treatment and outpatient programs are expanding, growing nationally from 10% of total admissions in 1992 to 28% in 1995, the latest year for which data is available.

                                   Facilities

Hartgrove Hospital

    Hartgrove Hospital is licensed for 119 short-term acute psychiatric beds. It has a fully integrated day treatment and outpatient program in addition to its inpatient beds. It primarily treats children and adolescents. Hartgrove is a leading provider of psychiatric services in the State of Illinois and is among the largest in the Chicago metropolitan area, providing service to abused, traumatized and disadvantaged children and adolescents and to complex neuropsychiatric clients. It also provides multilingual family and group therapy and extended psychosocial and counseling services to neighborhood mental health agencies, schools, the correctional system and individual practitioners. Hartgrove's staff includes specially trained personnel able to competently treat the very acute patient. The Midwest Center for Youth and Families is close to the Hartgrove service area and is part of its continuum of care.

Hampton Hospital

    Hampton Hospital is licensed for 100 short-term acute psychiatric beds. It has ambulatory programs offering services to older adults, the general adult population and adolescents. Hampton is a regional leader in providing psychiatric services to clients with both primary psychiatric disorders and concomitant difficulties with substance abuse. As the only private psychiatric hospital in Burlington and Camden Counties, New Jersey, its primary service market, Hampton is also a regional leader in the treatment of patients with geriatric disorders, including those in nursing homes.

    These programs are complemented by day programs and inpatient care and staffed by certified geropsychiatrists, licensed clinical nurse practitioners and social workers. Full-time psychiatrists certified in adult psychiatry and addictionology, supported by certified drug and alcohol counselors, staff a dual diagnosis service.

MeadowWood Hospital

    MeadowWood Hospital; in New Castle, Delaware is licensed for 50 short-term acute psychiatric beds. It treats children, adolescents, adults and geriatric patients. MeadowWood has developed a service delivery system to successfully treat traumatized and abused children and adolescents. It also provides a day treatment program for children and adolescents. Certified geropsychiatrists and adjunct personnel support its full service geriatric care. Its service capabilities extend throughout the region, with treatment locations in southern and central Delaware.

                                 Growth Strategy

    HGA strives to be the preferred provider in the selected markets in which it operates. It plans to:

     Continue to deliver quality short-term inpatient acute care primarily to children, adolescents and specialty geriatric clients at facilities it owns or manages.

     Provide select services for longer term residential care for adolescents and adults.

     Establish additional day treatment and outpatient sites and programs to further develop a fully integrated continuum of behavioral healthcare services.

     Retain its position as a leading cost-efficient provider attracting managed care and other payor referrals.

     Enter into additional management contracts to provide behavioral health services to acute care hospitals.

Financial Section Contents

34 Five Year Financial Highlights

35 Two Year Quarterly Information

35 Quarterly Common Stock Price Range

36 Management's Discussion and Analysis of

   Financial Condition and Results of Operations

40 Management's Statement Regarding Financial Reporting

41 Independent Auditors Report

42 Consolidated Statements of Income

43 Consolidated Balance Sheets

44 Consolidated Statements of Cash Flows

46 Notes to Consolidated Financial Statements

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES


                         Five Year Financial Highlights


Consolidated Operations

                                                                       Years Ended October 31,
(In thousands, except per share figures)             1997           1996          1995          1994          1993
---------------------------------------------------------------------------------------------------------------------
Net operating revenue                              $ 141,473     $ 109,131     $  97,090     $  95,645     $  92,652
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes                             $  21,784     $  12,115     $     230     $  (9,297)    $ (33,655)
---------------------------------------------------------------------------------------------------------------------
(Benefit of) provision for income taxes              (26,606)       (4,488)          115        (4,600)          417
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before extraordinary items                         48,390        16,603           115        (4,697)      (34,072)
---------------------------------------------------------------------------------------------------------------------
Loss on sale of discontinued operations,
   net of taxes                                      (18,000)         --            --            --         (13,657)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items              30,390        16,603           115        (4,697)      (47,729)
---------------------------------------------------------------------------------------------------------------------
Extraordinary items                                      992          --            --            --             924
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     31,382        16,603           115        (4,697)      (46,805)
---------------------------------------------------------------------------------------------------------------------
Less, preferred stock dividends                         --            --            --              89           320
---------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to
   common stock                                    $  31,382     $  16,603     $     115     $  (4,786)    $ (47,125)
---------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
---------------------------------------------------------------------------------------------------------------------
Continuing operations                              $    3.70     $    1.41     $    0.01     $   (0.47)    $   (3.43)
---------------------------------------------------------------------------------------------------------------------
Discontinued operations                                (1.38)         --            --            --           (1.36)
---------------------------------------------------------------------------------------------------------------------
Extraordinary items                                     0.08          --            --            --             .09
---------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                          $    2.40     $    1.41     $    0.01     $   (0.47)    $   (4.70)
---------------------------------------------------------------------------------------------------------------------
Average number of shares used to
   compute earnings per share                         13,071        11,761        11,576        10,193        10,035
---------------------------------------------------------------------------------------------------------------------
Memo earnings per share data:
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes                             $    1.67     $    1.03     $    0.02     $   (0.91)    $   (3.35)
---------------------------------------------------------------------------------------------------------------------


Consolidated Financial Position

                                                                          Years Ended October 31,
(In thousands, except per share figures)             1997        1996        1995        1994          1993
--------------------------------------------------------------------------------------------------------------
Current assets                                    $ 68,569    $ 42,495    $ 41,228     $ 43,505     $ 51,875
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                  39,523      34,674      34,062       34,787       39,895
--------------------------------------------------------------------------------------------------------------
Intangible assets, net                              36,698      21,468      14,933       15,327       16,285
--------------------------------------------------------------------------------------------------------------
Other assets                                        30,508       4,272       1,769        1,439        1,469
--------------------------------------------------------------------------------------------------------------
Total assets                                      $175,298    $102,909    $ 91,992     $ 95,058     $109,524
--------------------------------------------------------------------------------------------------------------
Current liabilities*                              $ 33,617    $ 33,308    $ 39,613     $ 42,256     $ 51,995
--------------------------------------------------------------------------------------------------------------
Long-term debt                                       9,125      47,920      43,490       46,184       48,077
--------------------------------------------------------------------------------------------------------------
Other long-term liabilities                         21,023       6,351      10,638       10,272        9,000
--------------------------------------------------------------------------------------------------------------
Total liabilities                                   63,765      87,579      93,741       98,712      109,072
--------------------------------------------------------------------------------------------------------------
Stockholders' equity (deficit)                     111,533      15,330      (1,749)      (3,654)         452
--------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity        $175,298    $102,909    $ 91,992     $ 95,058     $109,524
--------------------------------------------------------------------------------------------------------------

* Includes current installments of long-term debt

                         THE COOPER COMPANIES, INC. AND SUBSIDIARIES
                               Two Year Quarterly Financial Data

                                               First      Second         Third      Fourth
(In thousands, except per share figures)      Quarter     Quarter       Quarter     Quarter
---------------------------------------------------------------------------------------------
1997
 Net operating revenue                       $ 28,376     $ 33,663     $ 38,949     $ 40,485
---------------------------------------------------------------------------------------------
 Gross profit                                  12,663       16,186       18,565       20,196
---------------------------------------------------------------------------------------------
 Income before tax                              2,896        4,942        6,161        7,785
---------------------------------------------------------------------------------------------
 Benefit of income taxes**                       (414)        (431)      (1,025)     (24,736)
---------------------------------------------------------------------------------------------
 Income from continuing operations              3,310        5,373        7,186       32,521
---------------------------------------------------------------------------------------------
 Discontinued operations                         --           --           --        (18,000)
---------------------------------------------------------------------------------------------
 Extraordinary items                             --           --           --            992
---------------------------------------------------------------------------------------------
 Net income                                  $  3,310     $  5,373     $  7,186     $ 15,513
---------------------------------------------------------------------------------------------
 Earnings per share:
   Continuing operations                     $   0.28     $   0.44     $   0.55     $   2.14
---------------------------------------------------------------------------------------------
   Discontinued operations                       --           --           --          (1.19)
---------------------------------------------------------------------------------------------
   Extraordinary items                           --           --           --           0.07
---------------------------------------------------------------------------------------------
 Earnings per share*                         $   0.28     $   0.44     $   0.55     $   1.02
---------------------------------------------------------------------------------------------
 Number of shares used to compute
   earnings per share                          11,880       12,229       12,981       15,169
---------------------------------------------------------------------------------------------
 Memo earnings per share data:
---------------------------------------------------------------------------------------------
 Income from continuing operations
   before income taxes                       $   0.24     $   0.40     $   0.47     $   0.51
---------------------------------------------------------------------------------------------
 1996
 Net operating revenue                       $ 22,249     $ 26,775     $ 28,871     $ 31,236
---------------------------------------------------------------------------------------------
 Gross profit                                   8,962       12,180       13,337       14,506
---------------------------------------------------------------------------------------------
 Income before tax                                677        2,940        4,073        4,425
---------------------------------------------------------------------------------------------
 (Benefit of) provision for income taxes           25          131         (596)      (4,048)
---------------------------------------------------------------------------------------------
 Income from continuing operations                652        2,809        4,669        8,473
---------------------------------------------------------------------------------------------
 Net income                                  $    652     $  2,809     $  4,669     $  8,473
---------------------------------------------------------------------------------------------
 Earnings per share*                         $   0.06     $   0.24     $   0.40     $   0.72
---------------------------------------------------------------------------------------------
 Number of shares used to compute
   earnings per share                          11,707       11,724       11,793       11,820
---------------------------------------------------------------------------------------------
 Memo earnings per share data:
---------------------------------------------------------------------------------------------
 Income from continuing operations
   before income taxes                       $   0.06     $   0.25     $   0.35     $   0.37
---------------------------------------------------------------------------------------------

* The sum of earnings per share for the four quarters is different from the full year amount as a result of computing the quarterly and full year amounts on the weighted average number of common shares outstanding in the respective periods.
** Includes a tax benefit of $25 million for the reduction of the valuation allowances against the deferred tax assets in the fourth quarter.


Common Stock Price Range

                                                        Year Ended October 31,
                                                   1997                         1996
-------------------------------------------------------------------------------------------
   Quarter Ended                           High            Low          High           Low
-------------------------------------------------------------------------------------------
    January 31                           18 3/4          14            8            5 5/8
-------------------------------------------------------------------------------------------
    April 30                             22 1/2          16 1/8        11 1/8       6 3/8
-------------------------------------------------------------------------------------------
    July 31                              30              18            13 1/8       9 5/8
-------------------------------------------------------------------------------------------
    October 31                           41 1/8          28            15 1/8      10 3/4
-------------------------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange and the Pacific Exchange. At December 31, 1997 and 1996 there were 2,613 and 2,845 common stockholders of record respectively. No dividends were paid on the Company's common stock in 1997 or 1996 and the Company does not currently anticipate paying cash dividends in the future.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

References to Note numbers are references to the "Notes to Consolidated Financial Statements" of the Company beginning on page 46 of this report.

Results of Operations

Comparison of each of the fiscal years in the three-year period ended October 31, 1997:

Net Sales of Products

Net sales of products of the Company's CooperVision ("CVI") and CooperSurgical ("CSI") business units over the three-year period increased as follows:

(In thousands)           1997 vs. 1996                 1996 vs. 1995
-----------------------------------------------------------------------------
Business Unit
  CVI                 $15,121      31%               $6,436      15%
-----------------------------------------------------------------------------
  CSI                 $ 7,536      44%               $4,402      34%
-----------------------------------------------------------------------------

Consolidated net sales of products grew 34% in 1997 and 20% in 1996.

1997 vs. 1996

CVI's net sales grew 31% due primarily to increased sales of toric lenses to correct astigmatism, CVI's leading product group, which grew by 40% and now account for more than 50% of its sales. Sales of the Preference spherical product lines increased 22%, and two new products, Natural Touch, a line of opaque, cosmetic lenses acquired in March 1997, and Encore, a line of planned replacement lenses, increased net sales 6%. The Company believes it is well positioned to compete successfully in specialty niches of the contact lens market, particularly with its Preference line of planned replacement lenses and its line of custom toric lenses. The acquisition of Aspect Vision Care in December 1997 is expected to add approximately $45 million to CVI's 1998 revenue.

    Net sales of CSI increased 44%. Gynecology products grew approximately 56%, primarily due to sales of Marlow Surgical Technologies, acquired in April 1997, and Unimar products, acquired in April 1996. The increased sales of gynecology products were partially offset by anticipated reduced sales of nonstrategic or non-gynecologic products.

1996 vs. 1995

Net sales of CVI grew by 15% due primarily to sales of the Preference spherical and Preference Toric product lines, which together grew approximately 70%. Sales of toric lenses to correct astigmatism, CVI's leading product group, grew by 35%. These increases were partially offset by anticipated declines in sales of more mature product lines.

   Net sales of CSI increased 34%. Its gynecology product line grew by approximately 50%, primarily due to sales of Unimar and Blairden products, which were acquired in April 1996 and June 1995, respectively. The effect of increased sales of gynecology products was partially offset by reduced sales of nonstrategic or non-gynecologic products.

Net Service Revenue

Net service revenue consists of the following:

(In thousands)                          1997             1996           1995
-----------------------------------------------------------------------------
  Net patient revenue              $  52,704        $  43,013      $  40,643
-----------------------------------------------------------------------------
  Management fees
  from former owners                      --               --          1,151
-----------------------------------------------------------------------------
                                   $  52,704        $  43,013      $  41,794
-----------------------------------------------------------------------------

Net patient revenue by major providers was as follows:

(Dollars in thousands)         1997                 1996                  1995
------------------------------------------------------------------------------
                     Amount % Total       Amount % Total        Amount % Total
------------------------------------------------------------------------------
Commercial Ins.     $ 2,656      5%      $ 3,989      9%       $ 5,055     13%
------------------------------------------------------------------------------
Medicare             16,897     32        13,034     30         11,767     29
------------------------------------------------------------------------------
Medicaid             15,330     29         9,884     23          8,566     21
------------------------------------------------------------------------------
Blue Cross            3,619      7         3,617      9          4,015     10
------------------------------------------------------------------------------
HMOs                  9,697     18         8,896     21          8,714     21
-----------------------------------------------------------------------------
Other                 4,505      9         3,593      8          2,526      6
-----------------------------------------------------------------------------
                    $52,704    100%      $43,013    100%      $ 40,643    100%
-----------------------------------------------------------------------------

Net Patient Revenue
(See Note 1 "Net Service Revenue")

In fiscal 1997, net patient revenue grew 23% to $52.7 million. The successful transition of the physician group begun in fiscal 1996 contributed to the 50% revenue improvement at Hampton Hospital. In 1997, Hospital Group of America ("HGA") opened the Mid-West Center for Youth and Families, a 50-bed residential treatment facility in Kouts, Indiana, which added $1.3 million in revenue and established a management services division which contracts to manage behavioral health programs. Hartgrove Hospital revenue grew $1.4 million primarily due to an increase in Medicaid reimbursement.

   Net patient revenue grew 6% to $43 million in fiscal 1996. In each of the last three quarters of 1996, following the transition of the physician group at Hampton Hospital,
                                                                              36

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

HGA's revenue showed improving growth rates compared with the comparable quarter in 1995. Increased patient visits to outpatient and day treatment programs helped offset pressure on revenue resulting from declining average lengths of stay.

   Outpatient revenue was approximately 11%, 12% and 9% of net patient revenue in 1997, 1996 and 1995, respectively.

Management Fees

The $1.2 million revenue in 1995 reflects management fees received from the former owner of HGA under an agreement beginning May 29, 1992 and expiring by its terms in May of 1995.

COST OF PRODUCTS SOLD

Gross profit (net sales of products less cost of products sold) as a percentage of net sales of products ("margin") was as follows:

                                                         Margin
                                           1997            1996          1995
-------------------------------------------------------------------------------
  CVI                                       76%             77%           73%
-------------------------------------------------------------------------------
  CSI                                       52%             51%           52%
-------------------------------------------------------------------------------
  Consolidated                              69%             70%           68%
-------------------------------------------------------------------------------


The decrease in CVI's margin in 1997 compared to 1996 is due primarily to a write-off of approximately $300,000 of inventory related to an unsuccessful attempt to enter the over-the-counter ophthalmic pharmaceutical market in Canada and increased sales of lower margin Natural Touch products, purchased in March 1997. CVI's margin increased from 1995 through 1996 due to efficiencies from higher production levels and increased sales of toric contact lenses, which have higher margins. CSI's 1996 margin decreased compared to 1995 due to the acquisition of Unimar products, which have slightly lower margins than the Company's previous year's product mix. In 1997, cost reductions improved Unimar product line margins.

COST OF SERVICES PROVIDED

Cost of services provided includes all normal operating costs (other than financing costs and amortization of intangibles) incurred by HGA in generating net service revenue. Theresults of subtracting cost of services provided from net service revenue is an operating profit of $6.2 million or 12% of net service revenue in 1997, $2.8 million or 6% of net service revenue in 1996 and $1.3 million or 3% of net service revenue in 1995. The increased percentage of operating profits from 1995 through 1997 reflects the combination of the revenue increases as discussed above and the implementation of cost control programs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

The Company's selling, general and administrative expense ("SGA") was:

(In thousands)                            1997            1996           1995
-----------------------------------------------------------------------------
  CVI                                  $23,756         $17,281        $15,949
-----------------------------------------------------------------------------
  CSI                                    8,813           6,243          5,520
-----------------------------------------------------------------------------
  Corporate/Other                        5,768           6,193          4,357
-----------------------------------------------------------------------------
                                       $38,337         $29,717        $25,826
-----------------------------------------------------------------------------

The decrease in 1997 vs. 1996 Corporate/Other SGA is primarily due to ongoing savings from reduced insurance costs and the 1995 restructuring (see "Costs Associated with Restructuring Operations" below).

   The increase in 1996 vs. 1995 Corporate/Other SGA is primarily due to credits reflected in 1995 SGA of $648,000 for the recovery of the Company's claim against the Cooper Laboratories, Inc. Liquidating Trust, representing the recovery of previously rendered administrative services and the reversal of a $649,000 receivable reserve and certain other accruals no longer required.

   SGA for CVI increased by 37% and 8% in 1997 vs. 1996 and 1996 vs. 1995, respectively. The increase in 1997 vs. 1996 resulted largely as a result of higher selling, promotion and distribution costs that contributed to a 31% increase in net sales of products, and an accrual of $350,000 to address a potential environmental cleanup at one of its locations (see Note 11). The 1996 vs. 1995 increase relates to a 15% revenue growth in that period. As a percentage of sales, CVI's SGA was 37% in 1997, 35% in 1996 and 38% in 1995.

   The 1997 and 1996 increases in CSI SGA resulted primarily from the acquisition of Marlow Surgical Technologies and Unimar in 1997 and 1996, respectively (see Note 2).

Research and Development Expense

Research and development expense was $1.7 million or 2% of net sales of products in 1997, $1.2 million or 2% in 1996 and $2.9 million or 5% in 1995.

   As a percent to sales, research and development expense remained flat for fiscal 1997 as compared to 1996. The decrease in 1996 vs. 1995 is primarily attributable to the Company's decision to discontinue development of its calcium channel blocker compound. This project accounted for 43% of consolidated research and development expense in 1995. Also, a 1996 vs. 1995 decrease of $418,000 in CSI research and development reflected primarily the May 1995 discontinuance of the development of Innerdyne Inc.'s thermal endometrial ablation technology, begun in 1994, and on which CSI had spent approximately $600,000 by mid-1995.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

   The Company currently anticipates that the level of spending on research and development, as a percent to sales, has stabilized. In general, the Company is focusing on acquiring products that will be marketable immediately or in the short-term, rather than on funding longer-term, higher risk research and development projects.

AMORTIZATION OF INTANGIBLES

Amortization of intangibles was $1.7 million in 1997, $1.2 million in 1996 and $859,000 in 1995. In 1996, the Company accelerated $246,000 of amortization for a use patent as a result of its decision to discontinue the development and out-licensing of its calcium channel blocker compound. The Company stopped funding this project in 1995. The balance of the changes in each year reflects acquisition activity during the three-year period (see Note 2).

COSTS ASSOCIATED WITH RESTRUCTURING OPERATIONS
(See Note 4)

In 1995, the Company recorded $1.5 million of restructuring costs to provide for costs primarily associated with closing facilities in CVP, CSI and corporate operations and reducing the staff at HGA headquarters.

Income From Operations

As a result of the activities discussed above, income from operations improved by $17.8 million in 1997 vs. 1995. Income from operations by business unit and Corporate/ Other was as follows:

                                                       October 31,

(In thousands)                              1997           1996           1995
-------------------------------------------------------------------------------
  CVI                                    $23,101        $19,065        $13,959
  CSI                                      2,476          1,667           (425)
  HGA                                      5,986          2,573            878
  Corporate/Other                         (5,774)        (6,462)        (6,404)
-------------------------------------------------------------------------------
                                         $25,789        $16,843        $ 8,008
-------------------------------------------------------------------------------
  Percent Growth                             53%           110%
-------------------------------------------------------------------------------


PROVISION FOR (BENEFIT OF) SETTLEMENT OF DISPUTES, NET
(See Note 3)

In fiscal 1996, the Company recorded a credit to income of $223,000 related to the agreement which settled cross claims between HGA and its former owner related to purchase price adjustments (which were credited to goodwill) and other disputes. Under this agreement, HGA received $447,000 in fiscal 1996, $223,000 of which has been credited to settlement of disputes.

   In 1995, the Company recorded a charge of $5.6 million for the settlement of a dispute with the former medical staff at HGA's Hampton Hospital. This charge was partially offset by net credits to income of $2.0 million, which primarily represented cash received by the Company in connection with the settlement of other litigation.

INVESTMENT INCOME, NET

Investment income, net includes interest income of $361,000, $250,000 and $394,000 in 1997, 1996 and 1995, respectively. Interest income increased in 1997 because of higher investment balances primarily from cash received from the Company's follow-on offering, net of the paydown of debt. Interest income decreased in 1996 because of lower investment balances primarily due to the Company's use of cash to acquire Unimar in April 1996.

INTEREST EXPENSE

Interest expense was $4.2 million in 1997, $5.3 million in 1996 and $4.7 million in 1995. The decrease in interest expense for 1997 vs. 1996 is primarily related to the redemption of the Company's 10 5/8% Convertible Subordinated Reset Debentures in April 1997 and its 10% Senior Subordinated Secured Notes in September 1997. The increase in interest expense in 1996 over 1995 is primarily related to interest on the $4 million principal amount of notes issued in April 1996 in connection with the acquisition of Unimar, bearing interest at a rate of 12% per annum (see Note 6).

PROVISION FOR (BENEFIT OF) INCOME TAXES

Details of the Company's provision for (benefit of) income taxes for each of the years in the three-year period ended October 31, 1997 are set forth in Note 5. The 1997 provision for federal and state taxes of $674,000 was offset by a reversal of $215,000 of tax accruals no longer required and the recognition of an income tax benefit of $27.1 million from reducing the valuation allowance against net deferred tax assets. The 1996 provision for federal and state taxes of $275,000 was offset by a reversal of $615,000 of tax accruals no longer required and the recognition of an income tax benefit of $4.1 million from reducing the valuation allowance against net deferred tax assets. The 1995 provision for state income and franchise taxes of $315,000 was partially offset by a reversal of $200,000 of tax accruals no longer required.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

LOSS FROM SALE OF DISCONTINUED OPERATIONS

The $18 million charge to discontinued operations related to a settlement made in 1993 with Medical Engineering Corporation (see Note 11).

EXTRAORDINARY ITEMS, NET

In 1997, the Company recorded a net extraordinary gain of $1.0 million on the early extinguishment of a portion of its long-term debt (see Note 6).

CAPITAL RESOURCES & LIQUIDITY

In 1997, solid operating results and strategic financing transactions combined to increase dramatically the strength of the Company's balance sheet.

   Cash provided by operating activities increased 239% to $11.7 million in 1997 from $3.5 million in 1996, due to a 53% increase in income from operations and decreased interest expense.

    Cash used by investing activities in 1997 was $17.5 million, driven primarily by $7.7 million in capital expenditures (including approximately $1.9 million for the expansion of CooperVision's manufacturing facility in Scottsville, New York, approximately $1.7 million for the construction of HGA's residential treatment center in Kouts, Indiana, opened in April, 1997) and total disbursements of approximately $7.1 million for the acquisitions of Marlow Surgical Technologies, Inc. and the Natural Touch line of opaque contact lenses from Wesley-Jessen (see Note 2 for a discussion of these acquisitions). The Company expects to spend approximately $13 million for capital expenditures in 1998, including approximately $7 million to fund the expansion of manufacturing facilities at Aspect Vision Limited, a European contact lens manufacturer that the Company acquired in December 1997 (see Note 15).

   Cash provided by financing activities was $17.1 million in 1997 compared with a use of $1.3 million in 1996. In April, 1997, the Company called for redemption and the Debenture holders converted substantially all $9.3 million of the Company's 10 5/8% Convertible Subordinated Reset Debentures due 2005 to stock. In the third quarter, the Company raised net cash of $50.4 million, after deducting all appropriate transaction costs including underwriters fees, in a offering of 2.3 million shares of its common stock. Proceeds from this offering were used to repay approximately $40.1 million of debt, including the September 1, 1997 redemption of all $21.9 million principal amount of its 10% Senior Subordinated Secured Notes. At October 31, 1997, through these redemptions and other repayments, the Company's debt was reduced to $9.6 million from $48.8 million at October 31, 1996. In the fourth quarter of 1997, the Company completed a $50 million secured revolving credit facility with a term of five years, and borrowings having interest rates ranging from 0.5% to 2.0% over the London Interbank Offered Rates depending on certain financial ratios. The Company intends to use this debt financing to fund acquisitions and for general corporate purposes. In November 1997, the Company borrowed 'L'10.5 million, at an interest rate of 7.91% (current rate based on London LIBOR) under this facility to fund a portion of the Company's acquisition of Aspect Vision Limited.

    Consolidated stockholders' equity at the end of fiscal 1997, at $111.5 million, was more than seven times higher than the 1996 balance of $15.3 million. The ratio of stockholders' equity to debt improved to approximately 12 to 1 from 0.3 to 1. The Company had $18.2 million in cash and cash equivalents at the end of fiscal 1997 vs. $6.8 million at October 31, 1996.

   With an attractively priced revolving credit facility in place and operations that are anticipated to provide sufficient cash to fund general corporate purposes, Management believes the Company is well positioned to continue expanding its specialty healthcare businesses through internal growth complemented by strategic acquisitions.

INFLATION AND CHANGING PRICES

Inflation has had little effect on the Company's operations in the last three years.

IMPACT OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ISSUED BUT NOT ADOPTED

See Footnote 1. "Summary of Significant Accounting Policies" on page 46 of this report.

                         THE COOPER COMPANIES, INC. AND SUBSIDIARIES

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

    The Company's accounting systems include controls to reasonably assure that assets are safeguarded and financial statements conform to generally accepted accounting principles. These systems are supplemented by selecting and training qualified personnel and by an organizational structure that provides appropriate separation of duties.

    The Board of Directors, through its Audit and Finance Committee of three outside directors, is responsible to determine that Management fulfills its responsibilities regarding preparation of financial statements and maintenance of financial control over operations. The Audit and Finance Committee recommends to the Board of Directors appointment of the Company's independent certified public accountants subject to ratification by the stockholders. It meets regularly with Management and the independent accountants. The independent accountants have access to the Audit and Finance Committee without Management present, to discuss auditing and financial reporting.

    KPMG Peat Marwick LLP ("KPMG") has been the Company's independent certified public accountants since 1980 when the Company incorporated. KPMG provides an objective, independent review of the fairness of reported operating results and financial position.

        A. THOMAS BENDER                              ROBERT S. WEISS
        A. Thomas Bender                              Robert S. Weiss
    President and Chief Executive Officer         Executive Vice President and
                                                  Chief Financial Officer

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                          Independent Auditors' Report

                     The Board of Directors and Stockholders
                           The Cooper Companies, Inc.:

    We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 1997 and 1996 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended October 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1997, in conformity with generally accepted accounting principles.


                                                     KPMG PEAT MARWICK LLP


    San Francisco, California
    December 10, 1997

                        THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                              Consolidated Statements of Income



                                                      Years Ended October 31,
   (In thousands, except per share figures)        1997        1996        1995
-------------------------------------------------------------------------------
   Net sales of products                       $ 88,769   $ 66,118      $55,296
-------------------------------------------------------------------------------
   Net service revenue                           52,704     43,013       41,794
-------------------------------------------------------------------------------
   Net operating revenue                        141,473    109,131       97,090
-------------------------------------------------------------------------------
   Cost of products sold                         27,325     19,911       17,549
-------------------------------------------------------------------------------
   Cost of services provided                     46,538     40,235       40,454
-------------------------------------------------------------------------------
   Selling, general and administrative expense   38,337     29,717       25,826
-------------------------------------------------------------------------------
   Research and development expense               1,739      1,176        2,914
-------------------------------------------------------------------------------
   Amortization of intangibles                    1,745      1,249          859
-------------------------------------------------------------------------------
   Costs associated with restructuring
      operations                                     --         --        1,480
-------------------------------------------------------------------------------
   Income from operations                        25,789     16,843        8,008
-------------------------------------------------------------------------------
   Provision for (benefit of) settlements
      of disputes                                    --       (223)       3,532
-------------------------------------------------------------------------------
   Investment income, net                           361        281         444
-------------------------------------------------------------------------------
   Other (loss) income, net                        (152)        80          51
-------------------------------------------------------------------------------
   Interest expense                              (4,214)    (5,312)      (4,741)
-------------------------------------------------------------------------------
   Income from continuing operations before
      income taxes                               21,784     12,115          230
-------------------------------------------------------------------------------
   (Benefit of) provision for income taxes      (26,606)    (4,488)         115
-------------------------------------------------------------------------------
   Income from continuing operations before
      extraordinary items                        48,390     16,603          115
-------------------------------------------------------------------------------
   Loss from sale of discontinued operations    (18,000)        --           --
-------------------------------------------------------------------------------
   Income before extraordinary items             30,390     16,603          115
-------------------------------------------------------------------------------
   Extraordinary items, net                         992         --           --
-------------------------------------------------------------------------------
   Net income                                  $ 31,382   $ 16,603      $   115
-------------------------------------------------------------------------------
   Earnings per share:
-------------------------------------------------------------------------------
   Continuing operations before extraordinary
      Items                                    $   3.70   $   1.41      $  0.01
-------------------------------------------------------------------------------
   Discontinued operations                        (1.38)        --           --
-------------------------------------------------------------------------------
   Extraordinary items, net                        0.08         --           --
-------------------------------------------------------------------------------
   Earnings per share                           $  2.40   $   1.41      $  0.01
-------------------------------------------------------------------------------
   Number of shares used to compute
      earnings per share                         13,071     11,761       11,576
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                        THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                Consolidated Balance Sheets

                                                                          October 31,
                                                                     1997                1996
----------------------------------------------------------------------------------------------
   Assets                                                               (In thousands)
   Current assets:

     Cash and cash equivalents                                    $ 18,249          $  6,837
----------------------------------------------------------------------------------------------
     Trade and patient accounts receivable, less allowances
       of $2,346,000 in 1997 and $1,969,000 in 1996                 27,469            21,650
----------------------------------------------------------------------------------------------
     Inventories                                                    15,096            10,363
----------------------------------------------------------------------------------------------
     Deferred tax asset                                              5,031               953
----------------------------------------------------------------------------------------------
     Prepaid expenses and other current assets                       2,724             2,692
----------------------------------------------------------------------------------------------
       Total current assets                                         68,569            42,495
----------------------------------------------------------------------------------------------
   Property, plant and equipment at cost                            56,578            49,306
----------------------------------------------------------------------------------------------
     Less accumulated depreciation and amortization                 17,055            14,632
----------------------------------------------------------------------------------------------
                                                                    39,523            34,674
----------------------------------------------------------------------------------------------
   Goodwill and other intangibles, net                              36,698            21,468
----------------------------------------------------------------------------------------------
   Deferred tax asset                                               26,182             3,195
----------------------------------------------------------------------------------------------
   Other assets                                                      4,326             1,077
----------------------------------------------------------------------------------------------
                                                                  $175,298          $102,909
----------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

   Current liabilities:

     Current installments of long-term debt                       $    438          $    844
----------------------------------------------------------------------------------------------
     Accounts payable                                                7,907             4,574
----------------------------------------------------------------------------------------------
     Employee compensation and benefits                              6,203             6,418
----------------------------------------------------------------------------------------------
     Other accrued liabilities                                       9,935            11,935
----------------------------------------------------------------------------------------------
     Accrued income taxes                                            9,134             9,537
----------------------------------------------------------------------------------------------
       Total current liabilities                                    33,617            33,308
----------------------------------------------------------------------------------------------
   Long-term debt                                                    9,125            47,920
----------------------------------------------------------------------------------------------
   Other noncurrent liabilities                                     21,023             6,351
----------------------------------------------------------------------------------------------
       Total liabilities                                            63,765            87,579
----------------------------------------------------------------------------------------------
Commitments and Contingencies (see Note 11)
Stockholders' equity

     Preferred stock, $.10 par value, shares authorized:
       1,000,000: zero shares issued or outstanding                    --                --

----------------------------------------------------------------------------------------------
     Common stock, $.10 par value, shares authorized:
       20,000,000: issued and outstanding: 14,797,996 and
       11,670,898 at October 31, 1997 and 1996, respectively        1,480              1,167
----------------------------------------------------------------------------------------------
     Additional paid-in capital                                   249,213            184,300
----------------------------------------------------------------------------------------------
     Other equity                                                    (731)              (326)
----------------------------------------------------------------------------------------------
     Accumulated deficit                                         (138,429)          (169,811)
----------------------------------------------------------------------------------------------
       Stockholders' equity                                       111,533             15,330
----------------------------------------------------------------------------------------------
                                                                 $175,298           $102,909
--------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                      Year Ended October 31,
(In thousands)                                               1997            1996          1995
------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
     Net income                                          $ 31,382        $ 16,603       $   115
------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash
   provided by operating activities:
   Deferred income taxes                                  (27,065)         (4,148)           --
------------------------------------------------------------------------------------------------
   Depreciation expense                                     2,922           2,629         2,704
------------------------------------------------------------------------------------------------
   Provision for doubtful accounts                          2,336           1,849         2,300
------------------------------------------------------------------------------------------------
   Amortization expenses:
     Intangible assets                                      1,745           1,249           992
------------------------------------------------------------------------------------------------
     Debt discount                                           (400)           (526)         (443)
------------------------------------------------------------------------------------------------
   Stock compensation expense                                 107              46            --
------------------------------------------------------------------------------------------------
   Loss from sale of discontinued operations               18,000              --            --
------------------------------------------------------------------------------------------------
   Extraordinary items                                       (992)             --            --
------------------------------------------------------------------------------------------------
   Change in operating assets and liabilities
     excluding effects from acquisitions:
   Receivables                                             (7,521)         (4,998)       (1,918)
------------------------------------------------------------------------------------------------
   Inventories                                             (3,855)           (445)        2,126
------------------------------------------------------------------------------------------------
   Other assets                                              (356)            266           275
------------------------------------------------------------------------------------------------
   Accounts payable                                         2,916             166        (1,050)
------------------------------------------------------------------------------------------------
   Accrued liabilities                                     (4,021)         (4,488)       (2,000)
------------------------------------------------------------------------------------------------
   Income taxes payable                                      (423)           (459)         (109)
------------------------------------------------------------------------------------------------
   Other long-term liabilities                             (3,044)         (4,287)          429
------------------------------------------------------------------------------------------------
   Cash provided by operating activities                   11,731           3,457         3,421
------------------------------------------------------------------------------------------------
   Cash flows from investing activities:
   Purchases of assets and businesses                      (7,145)         (4,080)         (821)
------------------------------------------------------------------------------------------------
   Purchases of property, plant and equipment              (7,735)         (3,182)       (2,185)
------------------------------------------------------------------------------------------------
   Investment in escrow fund                               (2,216)             --            --
------------------------------------------------------------------------------------------------
   Other                                                     (357)            756           594
------------------------------------------------------------------------------------------------
   Cash used by investing activities                      (17,453)         (6,506)       (2,412)
------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                Consolidated Statements of Cash Flows--Concluded

                                                                  Year Ended October 31,
   (In thousands)                                          1997             1996          1995
----------------------------------------------------------------------------------------------
   Cash flows from financing activities:
----------------------------------------------------------------------------------------------
   Proceeds from follow-on offering, net               $ 50,388         $     --     $     --
----------------------------------------------------------------------------------------------
   Early retirement of debt                             (35,740)
----------------------------------------------------------------------------------------------
   Deferred debt acquisition costs                         (744)
----------------------------------------------------------------------------------------------
   Proceeds from (repayment of) line of credit, net          --           (1,025)       1,025
----------------------------------------------------------------------------------------------
   Proceeds from industrial development note              3,000               --           --
----------------------------------------------------------------------------------------------
   Proceeds from long-term note                              --            1,320           --
----------------------------------------------------------------------------------------------
   Net payments of other notes payable and current
     long-term debt                                        (112)          (1,808)      (1,270)
----------------------------------------------------------------------------------------------
   Other                                                    342              192          123
----------------------------------------------------------------------------------------------
   Cash provided (used) by financing activities          17,134           (1,321)        (122)
----------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents  11,412          (4,370)          887
----------------------------------------------------------------------------------------------
   Cash and cash equivalents at beginning of year         6,837          11,207        10,320
----------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year             $18,249         $ 6,837       $11,207
----------------------------------------------------------------------------------------------
   Supplemental disclosures of cash flow information:
     Cash paid for:
     Interest (net of amounts capitalized)              $ 4,783         $ 4,880       $ 4,755
----------------------------------------------------------------------------------------------
     Income taxes                                       $   742         $   119       $   224
----------------------------------------------------------------------------------------------

   Supplemental disclosure of noncash investing and
     financing activities:
   Acquisitions (see Note 2):
     Fair value of assets acquired                      $18,574         $ 9,661
-------------------------------------------------------------------------------
     Less:
       Cash acquired                                        (45)           (404)
-------------------------------------------------------------------------------
       Cash paid                                         (7,145)         (4,080)
-------------------------------------------------------------------------------
       Company stock issued                              (4,662)             --
-------------------------------------------------------------------------------
   Notes issued                                          (4,500)         (4,000)
-------------------------------------------------------------------------------
   Liabilities assumed and acquisition costs accrued    $ 2,222         $ 1,177
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Note 1.

Summary of Significant Accounting Policies

GENERAL

The Cooper Companies, Inc., (together with its subsidiaries, the "Company") develops, manufactures and markets healthcare products, including a range of daily, flexible and extended wear contact lenses, and diagnostic and surgical instruments and equipment. The Company also provides healthcare services through the ownership of psychiatric facilities, and through May 1995, the management of three other such facilities. Intercompany transactions and accounts are eliminated in consolidation. Certain reclassifications have been applied to prior years' financial statements to conform such statements to the current year's presentation. None of these reclassifications had any impact on results of operations.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's operations located outside the United States are translated at prevailing year-end rates of exchange. Related income and expense accounts are translated at weighted average rates for each year. Gains and losses resulting from the translation of financial statements in foreign currencies into U. S. dollars are recorded in the equity section of the consolidated balance sheets. Gains and losses resulting from the impact of changes in exchange rates on transactions denominated in currencies other than the reporting locations functional currency are included in the determination of net income or loss for each period. Net foreign exchange losses included in the Company's consolidated statements of income for each of the years ended October 31, 1997, 1996 and 1995 were $142,000, $13,000 and $130,000, respectively.

ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each of the reporting periods. Actual results could differ from those estimates.



NET SALES OF PRODUCTS

Net sales of products consist of sales generated by the Company's CooperVision ("CVI") and CooperSurgical ("CSI") businesses. The Company recognizes revenue net of appropriate provisions for returns when risk of ownership has transferred to the buyer. In the opinion of Management, trade receivables resulting from sales of products are free of concentrated credit risk.

NET SERVICE REVENUE

Net service revenue consists primarily of net patient revenue, which is based on the Hospital Group of America, Inc. ("HGA") hospitals' established billing rates less allowances and discounts for contractual programs. Payments under these programs are based on either predetermined rates or the cost of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from the final determination of amounts earned under these programs. In 1997, 1996 and 1995, the Company received and recognized revenue of approximately $2.4 million, $2 million and $2.4 million, respectively, associated with prior year cost report settlements. Approximately 61%, 53% and 50%, respectively, of 1997, 1996 and 1995 net service revenue is from participation by hospitals in Medicare and Medicaid programs.

   The Company provides care to indigent patients who meet certain criteria under its charity care policy without charge or at amounts less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue. The Company maintains records to identify and monitor the level of charity care it provides. These records include the amount of charges foregone for services and supplies furnished under its charity care policy. Charges at the Company's established rates foregone for charity care provided by the Company amounted to $3.7 million, $2.3 million and $2.1 million for fiscal 1997, 1996 and 1995, respectively. Hampton Hospital is required by its Certificate of Need to incur not less than 10% of total patient days as free care.

Receivables from government programs represent the only concentrated group of potential credit risk to the Company. Management believes that there are no credit risks associated with these governmental agencies. Negotiated and private receivables consist of receivables from various payors, including individuals involved in diverse activities, subject to differing economic conditions, and do not represent any concentrated credit risks to the Company. Furthermore, Management continually monitors and, where indicated, adjusts the allowances associated with these receivables.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include commercial paper and other short-term income producing securities with a maturity date at purchase of three months or less. These investments are readily convertible to cash and are carried at cost which approximates market.

INVENTORIES

                                                               October 31,
(In thousands)                                               1997        1996
-------------------------------------------------------------------------------
  Raw materials                                           $ 2,748     $ 2,318
-------------------------------------------------------------------------------
  Work-in-process                                           1,277       1,028
-------------------------------------------------------------------------------
  Finished goods                                           11,071       7,017
-------------------------------------------------------------------------------
                                                          $15,096     $10,363
-------------------------------------------------------------------------------

Inventories are stated at the lower of cost, determined on a first in, first out or average cost basis, or market.

PROPERTY, PLANT AND EQUIPMENT AT COST

                                                               October 31,
(In thousands)                                              1997        1996
-------------------------------------------------------------------------------
  Land and improvements                                  $ 1,331      $ 1,360
-------------------------------------------------------------------------------
  Buildings and improvements                              39,370       35,191
-------------------------------------------------------------------------------
  Machinery and equipment                                 15,877       12,755
-------------------------------------------------------------------------------
                                                         $56,578      $49,306
-------------------------------------------------------------------------------

Depreciation is computed on the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of estimated useful life or the period of the related lease. Building depreciation is based on estimated useful lives of 35 to 40 years. Machinery and equipment is depreciated over 5 to 15 years.

   Expenditures for maintenance and repairs are expensed; major replacements, renewals and betterments are capitalized. The cost and accumulated depreciation of depreciable assets retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts, and any gains or losses are reflected in operations for the period.

AMORTIZATION OF INTANGIBLES

Amortization is provided for on all intangible assets (primarily goodwill, which represents the excess of purchase price over fair value of net assets acquired) on a straight-line basis over periods of up to 30 years. Accumulated amortization at October 31, 1997 and 1996 was $6.2 million and $4.4 million, respectively. The Company assesses the recoverability of goodwill and other long-lived assets by determining whether the amortization of the related balance over its remaining life can be recovered through reasonably expected undiscounted future cash flows. Management evaluates the amortization periods of intangibles to determine whether later events and circumstances warrant revised estimates of useful lives.

EARNINGS PER SHARE

Earnings per share is determined by using the weighted average number of common shares and common share equivalents (stock warrants and stock options) outstanding during each year (except where antidilutive). Fully diluted earnings per share is not materially different from primary earnings per share.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, effective November 1, 1996. This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock option plans. As allowed by SFAS No. 123, the Company continues to measure compensation expense under the provisions of APB No. 25, Accounting For Stock Issued to Employees, and related interpretations.

Statements of Financial Accounting Standards Issued But Not Adopted

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which will be effective for financial statements for periods ending after December 15, 1997, including interim periods, and established standards for computing and presenting earnings per share. Earlier application is not permitted. Beginning with its unaudited consolidated condensed financial statements for the first quarter of fiscal 1998, the Company will make the required disclosures of basic and diluted earnings per share. All prior period earnings per share data will be restated by the Company upon adoption of SFAS 128. The Company expects that basic earnings per share amounts to be reported under SFAS 128 will be somewhat higher than the amounts historically reported, due to the removal of common stock equivalents from the calculation of average shares and that diluted earnings per share will not differ materially from historically reported figures.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") which will be effective for financial statements for fiscal years beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Earlier application is permitted. The Company will make the required reporting of comprehensive income beginning with its consolidated financial statements for the fiscal year ending October 31, 1999. Upon adoption, reclassification of comparative financial statements for prior periods to reflect application of the provisions of SFAS 130 is required. The Company does not expect that the adoption of this statement will have any impact on its financial position or results of operations.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") which will be effective for financial statements for periods beginning after December 15, 1997, and establishes standards for disclosures about segments of an enterprise. Earlier application is encouraged. The Company will make the required disclosures under SFAS 131 beginning with its consolidated financial statements for the year ending October 31, 1999, including the restatement of earlier years' disclosures.

Note 2.
Acquisitions

Natural Touch Acquisition

In March 1997, the Company acquired the United States rights to Natural Touch, a line of opaque, cosmetic contact lenses, from Wesley-Jessen Corporation ("W-J") for $7.5 million ($3 million in cash and a $4.5 million promissory note, $3 million of which was repaid on July 31, 1997) plus an ongoing royalty ranging from 3% to 8% per annum on sales of Natural Touch products other than those supplied by W-J. The Company recorded intangible assets of $8 million for the patents, trademarks and distribution rights, which will be amortized over 7 to 15 years.

   Presently, a subsidiary of W-J manufactures and supplies the Company with the products for the Natural Touch line. A divestiture order issued by the Federal Trade Commission (the "FTC") in connection with the acquisition of the Natural Touch line requires that the Company either develop on its own the manufacturing capabilities to produce the Natural Touch line or find a suitable third-party manufacturer to produce it. The FTC could require the Company to divest itself of the Natural Touch line if the Company has not either developed manufacturing capabilities that meet United States Food and Drug Administration ("FDA") approval or found a suitable third-party manufacturer meeting FDA approval within 18 months from the closing date. This deadline may be extended by an additional 24 months.

Marlow Acquisition

In April 1997, the Company acquired Marlow Surgical Technologies, Inc., ("Marlow"), a gynecology products company, for approximately $3.2 million in cash, liquidation of $900,000 of Marlow debt and 144,800 shares of the Company's common stock valued at $2.9 million at closing. As part of the acquisition, the Company agreed to issue an additional $500,000 of its common stock (valued as of the closing) on the third anniversary of the closing, subject to reduction by the amount of any obligations of the seller to indemnify the Company in connection with the acquisition. Also, the Company has guaranteed that the total value of the shares of its common stock issued or to be issued in the acquisition (valued at $3.4 million in total at closing) will appreciate by $1.3 million by the third anniversary of the acquisition. This guarantee has been included in the purchase price, with a corresponding credit to additional paid in capital. The acquisition has been accounted for as a purchase, and $8.4 million has been ascribed to goodwill, which is being amortized over 20 years.

Unimar Acquisition

In April 1996, the Company acquired Unimar, Inc., a leading provider of specialized disposable medical devices for gynecology, for $8 million in cash and notes. Goodwill from the purchase has been recorded in the amount of $7.8 million, which is being amortized over 20 years. As part of the acquisition, the Company granted a warrant to purchase 83,333 shares of the Company is common stock for $11.375 per share. The warrant is valued at $231,000. The exercise period of the warrant is from April 11, 1999 to June 10, 1999. The number of shares and the exercise price per share are subject to adjustment as provided in the warrant.

Note 3.
Settlement of Disputes, Net

In 1996 and 1995, the Company recorded the following items related to settlement of disputes:

   HGA and Progressions Health Systems, Inc. ("Progressions") agreed to settle certain purchase price adjustments (credited to goodwill) and other disputes in return for a series of payments to be made to HGA. Under this agreement, HGA received $853,000 of which $421,000 was credited to settlement of disputes in 1995 and $447,000 of which $223,000 was similarly credited in 1996.

   Under a 1985 agreement (the "HMG Agreement"), Hampton Medical Group ("HMG"), which is owned by Dr. A. L. C. Pottash, contracted to provide clinical and clinical administrative services at Hampton Psychiatric Institute ("Hampton Hospital"), the primary facility operated by Hospital Group of New Jersey, Inc. ("HGNJ"), a subsidiary of the Company's psychiatric hospital holding company, HGA. Subsequently, HGNJ delivered notices to HMG asserting that HMG had defaulted under the HMG Agreement based upon billing practices by HMG that HGNJ believed to be fraudulent at the time.

   The Company recorded a charge of $5.6 million for the settlement of disputes with HMG and Dr. Pottash. Pursuant to the settlement, (i) the parties released each other from, among other things, claims underlying related arbitration, (ii) HGA purchased HMG's interest in the HMG Agreement on December 31, 1995, and (iii) HGNJ agreed to make certain payments to Dr. Pottash in respect of claims he had asserted. While only HMG and Dr. Pottash are parties to the settlement with HGA, HGNJ and the Company, the Company has not been notified of any claims by other third party payors or others relating to billing or other practices at Hampton Hospital. The settlement with HMG and Dr. Pottash resulted in a one-time charge with a present value of $5.6 million to fourth quarter fiscal 1995 earnings. That charge reflects amounts paid to Dr. Pottash in December 1995 of $3.1 million, as well as two payments of $1.5 million each, one of which was paid in May 1997 and the final payment of which is due in May 1998.

   1995 charges were partially offset by the receipt of a $915,000 refund for directors and officers insurance and a disgorgement of $648,000 from a former officer of the Company.

Note 4.

Costs Associated With Restructuring Operations

In the fourth quarter of 1995, the Company recorded a charge of $1.5 million to provide for costs primarily associated with the closure of facilities, with attendant reductions in personnel, in the Company's CooperVision Pharmaceutical, Inc. ("CVP"), CSI and corporate operations and downsizing HGA headquarters. Approximately 85% of this provision related to severance benefits accrued for 16 employees, substantially all of which was paid by October 1996. The balance primarily reflected provisions for unproductive assets.

Note 5.
Income Taxes

The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:

                                                   Years Ended October 31,

(In thousands)                                      1997      1996    1995
-------------------------------------------------------------------------------
Current
-------------------------------------------------------------------------------
  Federal                                       $   438   $   146   $   --
-------------------------------------------------------------------------------
  State                                              21      (486)     115
-------------------------------------------------------------------------------
                                                    459      (340)     115
-------------------------------------------------------------------------------
Deferred Federal                                (27,065)   (4,148)       --

-------------------------------------------------------------------------------
                                               $(26,606)  $(4,488)    $115
-------------------------------------------------------------------------------

A reconciliation of the provision for (benefit of) income taxes attributable to income from continuing operations and the amount computed by applying the federal income tax rate to income from continuing operations before income taxes follows:




                                                                     Years Ended October 31,


   (In thousands)                                                1997              1996              1995
------------------------------------------------------------------------------------------------------------
   Computed expected provision for taxes
     from continuing operations                               $ 7,407           $ 4,119          $    78
------------------------------------------------------------------------------------------------------------
   Increase (decrease) in taxes resulting from:
     Income outside the United States subject to different
     tax rates                                                   193               132               132
------------------------------------------------------------------------------------------------------------
   Amortization of intangibles                                   394               256               185
------------------------------------------------------------------------------------------------------------
   State taxes, net of federal income tax benefit                229                70                76
------------------------------------------------------------------------------------------------------------
   Reversal of prior years' estimated state tax liabilities
     no longer required                                         (215)             (615)             (200)
------------------------------------------------------------------------------------------------------------
   Utilization of net operating loss carryforwards            (7,102)           (4,406)               --
------------------------------------------------------------------------------------------------------------
   Change in beginning-of-year valuation allowance           (27,065)           (4,148)               --
------------------------------------------------------------------------------------------------------------
   Other, net                                                   (447)              104              (156)
------------------------------------------------------------------------------------------------------------
   Actual provision for (benefit of) income taxes           $(26,606)         $ (4,488)             $115
------------------------------------------------------------------------------------------------------------

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                            October 31,

   (In thousands)                                                    1997             1996
--------------------------------------------------------------------------------------------
   Deferred tax assets:

     Accounts receivable, principally due to allowances for
     doubtful accounts                                            $ 1,216          $  1,030
--------------------------------------------------------------------------------------------
   Inventories, principally due to obsolescence reserves              988               830
--------------------------------------------------------------------------------------------
   Accrued liabilities, principally due to
     litigation settlements and reserves, and
     compensation accruals                                          8,906             2,507
--------------------------------------------------------------------------------------------
   Deferred income, due to the debenture
     exchange                                                          --               937

--------------------------------------------------------------------------------------------
   Net operating loss carryforwards                                72,579            79,681
--------------------------------------------------------------------------------------------
   Capital loss carryforwards                                       2,523             2,523
--------------------------------------------------------------------------------------------
   Tax credit carryforwards                                         3,123             2,705
--------------------------------------------------------------------------------------------
   Other                                                              907               798
--------------------------------------------------------------------------------------------
       Total gross deferred tax assets                             90,242            91,011
--------------------------------------------------------------------------------------------
       Less valuation allowance                                   (52,517)          (80,304)
--------------------------------------------------------------------------------------------
       Deferred tax assets                                         37,725            10,707
--------------------------------------------------------------------------------------------
   Deferred tax liabilities:

   Plant and equipment, principally due to purchase
     accounting requirements                                       (6,512)           (6,461)
--------------------------------------------------------------------------------------------
   Other                                                                --              (98)
--------------------------------------------------------------------------------------------
       Deferred tax liabilities                                    (6,512)           (6,559)
--------------------------------------------------------------------------------------------
       Net deferred tax assets                                    $31,213          $  4,148
--------------------------------------------------------------------------------------------

The net change in the total valuation allowance for the years ended October 31, 1997, 1996 and 1995 was a decrease of $27.8 million, a decrease of $8.5 million and an increase of $1.6 million, respectively. In 1997 and 1996, the Company recognized an income tax benefit of $27.1 million and $4.1 million ($25 million and $4.1 million in the fourth quarters of fiscal 1997 and 1996, respectively) from reducing the valuation allowance based primarily on the continued improvement in the Company's operating results and prospects. The recognition of the net deferred tax asset is based upon the expected utilization of net operating loss carryforwards that the Company believes will more likely than not be realized.

    Subsequently recognized tax benefits relating to the valuation allowance as of October 31, 1997 will be allocated as follows to:

                                                                (In thousands)

Consolidated statements of income                                    $48,754
-------------------------------------------------------------------------------
Goodwill and other intangible assets                                   3,454
-------------------------------------------------------------------------------
Additional paid-in capital for stock options                             309
-------------------------------------------------------------------------------
                                                                     $52,517
-------------------------------------------------------------------------------


At October 31, 1997 the Company had capital loss, net operating loss, and tax credit carryforwards for federal tax purposes expiring as follows: (In thousands)

  Year of                                     Capital     Operating       Tax
  Expiration                                  Losses        Losses       Credits

-------------------------------------------------------------------------------
  1998                                          $5,925   $     --     $  --
-------------------------------------------------------------------------------
  1999                                           1,216        147       867
-------------------------------------------------------------------------------
  2000                                             280         --     1,132
-------------------------------------------------------------------------------
  2001                                             --      49,642       202
-------------------------------------------------------------------------------
  2002                                             --      27,326        29
-------------------------------------------------------------------------------
  2003                                             --       1,378       330
-------------------------------------------------------------------------------
  2004                                             --      22,241       418
-------------------------------------------------------------------------------
  2005                                             --      11,006        --
-------------------------------------------------------------------------------
  2006                                             --      22,265        --
-------------------------------------------------------------------------------
  2007                                             --      22,058        --
-------------------------------------------------------------------------------
  2008                                             --      49,535        --
-------------------------------------------------------------------------------
  2009                                             --       6,553        --
-------------------------------------------------------------------------------
  2010                                             --       1,318        --
-------------------------------------------------------------------------------
  Indefinite life                                  --         --        145
-------------------------------------------------------------------------------
                                                $7,421   $213,469    $3,123
-------------------------------------------------------------------------------

Note 6.
Long-term debt consists of the following:

                                                                                 October 31,
(In thousands)                                                              1997           1996
------------------------------------------------------------------------------------------------
12% promissory notes ("Promissory Notes") due April 11, 1999              $ 4,155       $ 4,000
------------------------------------------------------------------------------------------------
County of Monroe Industrial Development Agency ("COMIDA") Bond              2,975            --
------------------------------------------------------------------------------------------------
Wesley-Jessen Corporation ("W-J") promissory note                           1,517            --
------------------------------------------------------------------------------------------------
Capitalized leases, interest rates from 8% to 13% maturing 1998 to 2003       916           584
------------------------------------------------------------------------------------------------
10% Senior Subordinated Secured Notes due 2003 ("10% Notes")                   --        24,285
------------------------------------------------------------------------------------------------
Bank term loan ("HGA Term Loan")                                               --        10,675
------------------------------------------------------------------------------------------------
10 5/8% Convertible Subordinated Reset
  Debentures due 2005 ("10 5/8% Debentures")                                   --         9,220
------------------------------------------------------------------------------------------------
                                                                            9,563        48,764
------------------------------------------------------------------------------------------------
Less current installments                                                     438           844
------------------------------------------------------------------------------------------------
                                                                          $ 9,125      $ 47,920
------------------------------------------------------------------------------------------------




Aggregate annual maturities for each of the five years subsequent to October 31, 1997 are as follows:

                                    (In thousands)
  1998                                 $  438
-------------------------------------------------
  1999                                 $4,547
-------------------------------------------------
  2000                                 $  390
-------------------------------------------------
  2001                                 $1,867
-------------------------------------------------
  2002                                 $  312
-------------------------------------------------

10% NOTES
On September 1, 1997, the Company redeemed all $21.9 million principal amount of its 10% Notes at 100% of principal value plus unpaid interest. Upon the early extinguishment of this debt, an extraordinary gain was recorded as a result of the write-off of the deferred premium (see "Extraordinary Gain, Net" below). The effective interest rate was 6.7% at October 31, 1996.

10 5/8% DEBENTURES
The Company called for redemption on April 9, 1997 (the "Redemption Date") all $9.3 million of its 10 5/8% Debentures at 100% of principal value, plus unpaid interest through the Redemption Date. On the Redemption Date, holders of 47 Debentures received cash totaling an aggregate redemption price of $47,000 plus $527 of interest. Holders of $9.2 million of Debentures converted all of their Debentures into shares of the Company's common stock at $15.00 per share. On conversion, the Company issued a total of 616,187 shares of common stock, plus $253 of cash in lieu of fractional shares. The holders who converted forfeited the right to receive any interest on such Debentures after March 1, 1997. No gain or loss was recorded by the Company.

HGA TERM LOAN
The HGA Term Loan, due August 1, 2001, with a balance at July 31, 1997 of $10.2 million was paid off on August 1, 1997. As a result of the early extinguishment of debt, an extraordinary loss, related to prepayment penalties and the write off of deferred debt acquisition costs, was recorded (see "Extraordinary Gain, Net" below). The interest rate in effect at October 31, 1996 was 10.75%.

LOAN AND SECURITY AGREEMENT ("LINE OF CREDIT")
On September 11, 1997, CVI canceled the five-year $8 million Line of Credit agreement with a commercial lender, which was entered into in September 1994. As a result of the early extinguishment of debt, an extraordinary loss, related to prepayment penalties and the write off of deferred debt acquisition costs, was recorded (see "Extraordinary Gain, Net" below).

EXTRAORDINARY GAIN, NET

The Company used proceeds from its follow-on stock offering to extinguish debt. As a result of the early extinguishments of debt in the fourth quarter of 1997, discussed above, a net extraordinary gain was recorded as follows:

                                                               (In thousands)
10% Notes                                                         $1,942
--------------------------------------------------------------------------------
HGA Term Loan                                                       (469)
--------------------------------------------------------------------------------
Line of Credit                                                      (461)
--------------------------------------------------------------------------------
Income Taxes                                                         (20)
--------------------------------------------------------------------------------
                                                                   $ 992
--------------------------------------------------------------------------------
PROMISSORY NOTES


Unimar

In April 1996, Cooper Healthcare Group, Inc. (a subsidiary of the Company) acquired Unimar, Inc. (see Note 2) and issued Promissory Notes for $4 million principal amount, bearing an interest rate of 12% per annum, maturing April 11, 1999. Interest is paid annually, and one-third of the interest (4%) is payable by way of an increase in the Promissory Notes. In 1997, $155,000 of interest increased the carrying value of the Promissory Notes. The Promissory Notes are collateralized by a security interest in the shares of the common stock of Unimar, Inc., and payment is guaranteed by the Company.

W-J

The W-J promissory note was issued for $4.5 million, due March 17, 2001, in conjunction with the acquisition of Natural Touch (see Note 2). On July 31, 1997, the Company repaid $3 million of the principal and associated unpaid interest, less $17,000 of interest which was paid in kind. Interest on the W-J promissory note is payable semi-annually and accrues at a rate of 12% per annum, of which 8% per annum is payable in cash and 4% per annum is payable in kind.

COMIDA Bond

The COMIDA bond is a $3 million Industrial Revenue Bond ("IRB") obtained to finance the cost of plant expansion, building improvements and the purchase of equipment related to CVI's Scottsville, New York, facility. Currently, interest on the IRB is adjusted weekly. The interest rate in effect on October 31, 1997 was 3.85% per annum. Interest rates have ranged from 3.45% to 4.85% per annum since the bond was issued. Principal repayments are made quarterly, beginning July 1997 and ending October 2012. At October 31, 1997, unutilized proceeds of $2.2 million from the IRB, which must be used for the aforementioned project, are carried in other assets. The IRB is secured by substantially all of CVI's rights to the facility.

   A letter of credit was issued by KeyBank National Association ("KeyBank") to support certain obligations under the COMIDA bond. CVI is obligated to repay KeyBank for draws under and expenses incurred in connection with the letter of credit, pursuant to the terms of a reimbursement agreement, which is guaranteed by the Company. The reimbursement agreement contains customary provisions and covenants, including the maintenance of certain ratios and levels of net worth. CVI and COMIDA have granted a mortgage lien on the building and real estate located in Scottsville and a first lien security interest on the equipment purchased under the bond proceeds to KeyBank to secure payment under the reimbursement agreement.

KEYBANK LINE OF CREDIT

The Company completed a $50 million senior secured revolving credit facility with KeyBank National Association on September 15, 1997. The facility matures September 11, 2002, with borrowings having interest rates ranging from 0.5% to 2.0% over the London Interbank Offered Rates (LIBOR) depending on certain financial ratios, and the interest rate may be floating or fixed at the Company's option. The Company pays an annual commitment fee of 0.375% of the unused portion of the revolving credit facility. Interest is paid quarterly.
    KeyBank syndicated a portion of the facility to other lenders and will act as agent for the lenders.
    Terms include first security interest in all of the assets of the Company. During the term of the facility, the Company may borrow, repay and re-borrow up to the $50 million subject to voluntary reductions. The live of credit is guaranteed by the subsidiaries of the Company.
    Mandatory prepayments will be required to repay outstanding amounts and permanently reduce the total commitment amount available under certain circumstances when the Company obtains additional debt or equity.
    The KeyBank Line of Credit contains various covenants, including maintenance of certain ratios and transaction limitations requiring approval of the lenders. Certain prepayments are subject to penalties.

NOTE 7.
Financial Instruments
The fair values of the Company's financial instruments, including cash and cash equivalents, trade receivables, lines of credit, accounts payable, and accrued liabilities, approximated their carrying values as of October 31, 1997 and 1996 because of the short maturity of these instruments.
     Both the Company's 10% Notes and 10 5/8% Debentures were extinguished in fiscal 1997. At October 31, 1996, the carrying amounts and fair values, respectively, were as follows: 10% Notes $24.3 million and $21.1 million;
10 5/8% Debentures $9.2 million and $10.6 million.
     The debt associated with the acquisitions of Unimar and Natural Touch was $4.2 million and $1.5 million, respectively, at October 31, 1997. This debt is not traded on any market, and the amounts due are pursuant to a contract. The carrying amounts on the balance sheet approximate Management's estimate of the fair value.
     The fair value of the Company's other long-term debt approximated the carrying value at October 31, 1997 and 1996, as the debt was refinanced or entered into within the respective fiscal year.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Note 8.
Stockholders' Equity


                                                Common       Common      Paid-in     Accumulated
                                                Shares        Stock      Capital     Deficit
(In thousands)
----------------------------------------------------------------------------------------------
Balance at October 31, 1994                        11,293     $  1,129     $182,142   $(186,529)
  Exercise of stock options                             5            1            9        --
----------------------------------------------------------------------------------------------
  Exercise of warrants and warrant valuation          102           10          163        --
----------------------------------------------------------------------------------------------
  Restricted stock amortization and share issuance    176           18        1,526        --
----------------------------------------------------------------------------------------------
  Net income                                           --           --           --         115
----------------------------------------------------------------------------------------------
Balance at October 31, 1995                        11,576        1,158      183,840    (186,414)
----------------------------------------------------------------------------------------------
  Exercise of stock options                            22            2          117        --
----------------------------------------------------------------------------------------------
  Exercise of warrants and warrant valuation           66            6          297        --
----------------------------------------------------------------------------------------------
  Restricted stock amortization and share issuance      7            1           46        --
----------------------------------------------------------------------------------------------
  Net income                                          --           --           --       16,603
----------------------------------------------------------------------------------------------
Balance at October 31, 1996                        11,671        1,167      184,300    (169,811)
----------------------------------------------------------------------------------------------
  Exercise of stock options                            36            4          260        --
----------------------------------------------------------------------------------------------
  Exercise of warrants                                 27            3          147        --
----------------------------------------------------------------------------------------------
  Restricted stock amortization and share issuance      3           --          483        --
----------------------------------------------------------------------------------------------
  Stock issued for acquisition  (see Note 2)          145           14        4,648        --
----------------------------------------------------------------------------------------------
  Stock issued for 10 5/8% debenture redemption
  (see Note 6)                                        616           62        9,217        --
----------------------------------------------------------------------------------------------
  Follow-on offering (see Note 12)                  2,300          230       50,158        --
----------------------------------------------------------------------------------------------
  Net income                                          --           --           --       31,382
----------------------------------------------------------------------------------------------
Balance at October 31, 1997                        14,798     $  1,480     $249,213   $(138,429)
----------------------------------------------------------------------------------------------



     The Company issued a warrant to Foothill Capital Corporation ("Foothill") to purchase 26,666 shares of the Company's common stock at $5.625 per share in connection with the loan and security agreement among Foothill, CVI, and CooperVision Canada (see Note 6 "Loan and Security Agreement"). The warrant was exercised on October 20, 1997.

     In October 1997, the Company adopted a stockholders' rights plan on substantially the same terms originally adopted by the Company in October 1987 and in connection therewith declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's common stock (a "Right"). The plan becomes operative in certain events involving a person or group ("Acquiring Person") acquiring 20% or more of the Company's common stock or announcing a tender offer for 20% or more of the common stock, without the approval of the Board of Directors, subject to limited exceptions.

     Upon the occurrence of such an event, each Right, unless redeemed by the Board, entitles its holder to purchase at an exercise price or $145; an amount of shares of newly created Series A Junior Participating Preferred Stock of the Company. Also, each Right will entitle each holder (excluding the Acquiring Person's) to purchase, at the Right's then-current exercise price, a number of shares of the Company having a market value at that time of twice the Right's exercise price. The Rights expire in October 2007 and may generally be redeemed by the Board of Directors at $0.01 per Right at any time before, or within 10 days after, a person has acquired 20% or more of the Company's outstanding common stock.

     At October 31, 1997, 1996 and 1995, the Company's cumulative foreign currency translation adjustments and deferred compensation reported in other equity were ($731,000), ($326,000) and ($333,000), respectively.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES


Note 9.
Employee Stock Plans

At October 31, 1997 the Company has three stock-based compensation plans, which are described below:

1988 Long-Term Incentive Plan ("LTIP")

The LTIP is a vehicle for the Company to attract, retain and motivate its key employees and consultants, who are directly linked to the profitability of the Company and to increasing stockholder value.

   The LTIP authorizes either a committee consisting of three or more individuals not eligible to participate in the LTIP or the Company's Board of Directors to grant to eligible individuals during a period of ten years from September 15, 1988, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 2,125,570 shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on the Company's stock price, however, in some cases, both stock price and time are used as criteria. In July 1996, two officers of the Company were authorized special options totaling 280,000 shares. Issuance of these shares resulted in $431,000 of deferred compensation, which will be recognized over the two-year vesting period. These shares were granted in 1997 and will vest 24 months from grant date. As of October 31, 1997, 299,935 shares remained available under the LTIP for future grants. Restricted shares of zero, zero and 176,196 were granted under the plan in fiscal 1997, 1996 and 1995, respectively. Restricted shares with restrictions in place were zero, 16,529 and 91,659 on October 31, 1997, 1996 and 1995, respectively.

   The LTIP will expire September 14, 1998. On December 15, 1997, the Company's Board of Directors approved the 1998 Long-Term Incentive Plan, subject to the approval of such plan by the stockholders of the Company at its Annual Meeting scheduled for April 2, 1998.

1996 Long-Term Incentive Plan for Non-Employee Directors ("1996 NEDRSP")


In March 1996, the Company's stockholders approved a proposal to reduce the annual cash stipend paid to Non-Employee Directors and to award grants of restricted stock and options which are to be awarded annually at the start of each fiscal year. Specifically, each Non-Employee Director will be awarded the right to purchase restricted stock worth $7,500 for $0.10 per share (or $9,375 in the case of the Chairman of the Board who is a Non-Employee Director) by January 15 of the year following the date the grant was made. Grants of restricted stock that are not exercised by such date will expire. The restrictions on the restricted stock will lapse on the earlier to occur of the stock reaching certain target values or by the fifth anniversary of the date of grant. In addition, each Non-Employee Director was granted an option to purchase shares of the Company's common stock in fiscal 1997 and will be granted 5,000 shares in each subsequent fiscal year (or, in the case of the Chairman of the Board who is a Non-Employee Director, 6,250 shares in each subsequent fiscal year) through fiscal 2000. A total of 215,000 shares of the Company's authorized but unissued common stock have been reserved for issuance under the plan. As of October 31, 1997, 149,802 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 3,501, 7,393, and zero were granted under the 1996 NEDRSP in fiscal 1997, 1996 and 1995, respectively, and there were no restricted shares with restrictions in place outstanding at October 31, 1997.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

1990 Non-Employee Directors Restricted Stock Plan ("1990 NEDRSP")

Under the terms of the 1990 NEDRSP, a total of 33,333 shares of common stock were authorized and reserved for issuance. A total of 18,333 shares of restricted stock with restrictions removed were awarded under this plan. Upon approval by the Company's stockholders of the 1996 NEDRSP, the 1990 NEDRSP terminated.

      Transactions involving the granting of options of the Company's common stock in connection with these stock option plans are summarized below.

                                1997                         1996                         1995
                               --------------------   --------------------   ----------------------
                                          Weighted               Weighted                  Weighted
                                           Average                Average                   Average
                                          Exercise               Exercise                  Exercise
   Years Ended October 31,    Options        Price     Options      Price     Options         Price
---------------------------------------------------------------------------------------------------
   Outstanding at
     beginning of year        459,662    $    8.90     328,841    $  5.77     265,556    $   5.02
---------------------------------------------------------------------------------------------------
   Granted                    514,165        27.69     192,361      12.77     131,121        6.85
----------------------------------------------------------------------------------------------------
   Exercised                  (36,454)        7.25     (21,755)      5.59      (5,153)       1.93
----------------------------------------------------------------------------------------------------
   Forfeited                   (7,809)        5.78     (39,785)      3.55     (62,683)       5.16
----------------------------------------------------------------------------------------------------
   Outstanding at end
     of year                  929,564    $   19.39     459,662    $  8.90     328,841    $   5.77
----------------------------------------------------------------------------------------------------
   Options exercisable at
     year end                 449,564    $    9.71     244,164    $  6.15      78,650    $   4.46
----------------------------------------------------------------------------------------------------
   Weighted-avg. fair value
     of options granted
     during the year                      $  12.32                $  5.30                     N/A
----------------------------------------------------------------------------------------------------

The following is a summary of options outstanding at October 31, 1997 for the stock option plans:

                                     Options Outstanding              Options Exercisable
                                ------------------------------------  ----------------------
                                                Weighted
                                                 Average    Weighted                 Weighted
                                     Number    Remaining     Average       Number     Average
                                Outstanding  Contractual    Exercise  Outstanding    Exercise
Exercise Prices                 at 10/31/97        Life       Price   at 10/31/97       Price
--------------------------------------------------------------------------------------------
   $ 1.68                             21,205        1.58    $  1.68      21,205    $   1.68
--------------------------------------------------------------------------------------------
   $ 3.18                             33,334        6.42       3.18      33,334        3.18
--------------------------------------------------------------------------------------------
   $ 5.82-7.88                       203,449        7.56       7.01     203,449        7.01
--------------------------------------------------------------------------------------------
   $ 8.75                             11,111        8.42       8.75      11,111        8.75
--------------------------------------------------------------------------------------------
   $ 14.31-21.00                     320,465        8.87      16.54     180,465       14.96
--------------------------------------------------------------------------------------------
   $ 26.00-35.09                     340,000        9.45      32.52          --          --
--------------------------------------------------------------------------------------------
   $ 1.68-35.09                      929,564        8.54    $ 19.39     449,564    $   9.71
--------------------------------------------------------------------------------------------

The excess of market value over $.10 per share of LTIP, 1990 NEDRSP and 1996 NEDRSP restricted shares on respective dates of grant is initially recorded as unamortized restricted stock award compensation, a separate component of stockholders' equity, and charged to operations as earned. Restricted shares and other stock compensation charged against income from operations for the years ended October 31, 1997, 1996 and 1995 was $107,000, $46,000 and zero respectively.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Pro forma Information

As permitted by FASB Statement No. 123 ("SFAS 123"), the Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined under the fair value method included in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)                         1997            1996
----------------------------------------------------------------------------------------
  Net Income                               As reported         $31,382          $16,603
-----------------------------------------------------------------------------------------
                                           Pro forma           $29,704          $16,487
-----------------------------------------------------------------------------------------
  Earnings per share                       As reported         $  2.40          $  1.41
-----------------------------------------------------------------------------------------
                                           Pro forma           $  2.29          $  1.41
-----------------------------------------------------------------------------------------

The above pro forma amounts include compensation expense for options granted since November 1, 1995, and may not be representative of that to be expected in future years.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996: zero dividend yield; expected volatility of 48 percent; expected option lives of 3.5 years for both years and risk-free interest rates of 6.5 percent and 5.9 percent, respectively.

Note 10.

Employee Benefits

THE COMPANY'S RETIREMENT INCOME PLAN

The Company's Retirement Income Plan (the "Plan") covers substantially all full-time United States employees of CVI and the Company's corporate headquarters. The Company's contributions are designed to fund normal cost on a current basis and to fund over thirty years the estimated prior service cost of benefit improvements (fifteen years for annual gains and losses). The unit credit actuarial cost method is used to determine the annual cost. The Company pays the entire cost of the Plan and funds such costs as they accrue. Virtually all of the assets of the Plan are comprised of participation in equity and fixed income funds. The measurement date for assumptions used in developing the projected benefit obligation was changed to August 31 during fiscal 1996.

Net periodic pension cost of the Plan was as follows:

                                 Years Ended October 31,
(In thousands)              1997         1996             1995
----------------------------------------------------------------------
Service cost                      $  236       $  256           $  188
----------------------------------------------------------------------
Interest cost                        622          598              521
----------------------------------------------------------------------
Actual return on assets           (1,446)      (1,047)            (982)
----------------------------------------------------------------------
Net amortization
  and deferral                       786          488              491
----------------------------------------------------------------------
Net periodic pension
  cost                            $  198       $  295           $  218
----------------------------------------------------------------------

The actuarial present value of benefit obligations and funded status for the Plan was as follows:

                                                   October 31,
(In thousands)                                1997              1996
----------------------------------------------------------------------
Vested benefit obligation                   $8,120            $7,049
----------------------------------------------------------------------
Non-vested benefit obligation                   18                24
----------------------------------------------------------------------
  Accumulated benefit obligation             8,138             7,073
----------------------------------------------------------------------
Projected compensation increases               819               887
----------------------------------------------------------------------
  Projected benefit obligation               8,957             7,960
----------------------------------------------------------------------
Fair value of plan assets                    9,012             7,204
----------------------------------------------------------------------
Projected benefit obligation in
----------------------------------------------------------------------
  excess of (less than)assets                  (55)              756
----------------------------------------------------------------------
Add (deduct):
----------------------------------------------------------------------
  Unrecognized net gain                      1,076               538
----------------------------------------------------------------------
  Contributions made 8/31/97
  to 10/31/97 and 8/31/96 to
  10/31/96                                     --               (335)
----------------------------------------------------------------------
  Prior service cost remaining to be
----------------------------------------------------------------------
  amortized, including unrecognized
  net asset                                   (358)             (382)
----------------------------------------------------------------------
Pension liability recognized                $  663               577
----------------------------------------------------------------------

Assumptions used in developing the projected benefit obligation were as follows:

                                                    August 31,
                                            1997                 1996
----------------------------------------------------------------------
Discount rate on plan liabilities            7.5%                 8.0%
----------------------------------------------------------------------
Long-range rate of return on
  plan assets                                9.0%                 9.0%
----------------------------------------------------------------------
Salary increase rate                         4.0%                 6.0%
----------------------------------------------------------------------

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

THE COMPANY'S 401(k) SAVINGS PLAN

The Company's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of the Company. Employees who participate in the 401(k) Plan may elect to have from 1% to 16% (2% to 10%, prior to October 1, 1996) of their pre-tax salary or wages, (but not more than $5,000 for employees whose salary is more than $66,000 annually for the calendar year ended December 31, 1996), deferred and contributed to the trust established under the Plan. The Company's contribution on account of participating employees, net of forfeiture credits, was $218,000, $102,000 and $95,000 for the years ended October 31, 1997, 1996 and 1995, respectively.

THE COMPANY'S INCENTIVE PAYMENT PLAN

The Company's Incentive Payment Plan is available to officers and other key executives. Participants may, in certain years, receive bonuses based on performance. Total payments earned for the years ended October 31, 1997, 1996 and 1995, were approximately $1.8 million, $1.8 million and $1.5 million, respectively.

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

   In August 1995 participants received an aggregate payment of approximately $476,000 cash and approximately 97,000 shares of restricted stock. Restrictions from one-half of these shares were removed in August 1996, and the restrictions on the balance of the shares were removed in August 1997.

Note 11.

Commitments, Contingencies and Pending Litigation

Total minimum annual rental obligations (net of sublease revenue of approximately $453,000 per year through March 2000) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 1997 are payable in subsequent years as follows:
(In thousands)
------------------------------------------------
  1998                                 $2,582
------------------------------------------------
  1999                                  2,046
------------------------------------------------
  2000                                  1,553
------------------------------------------------
  2001                                    925
------------------------------------------------
  2002                                    588
------------------------------------------------
  2003 and thereafter                     682
------------------------------------------------
                                       $8,376
------------------------------------------------

Aggregate rental expense for both cancelable and noncancelable contracts amounted to $3 million, $2.5 million and $2.4 million in 1997, 1996 and 1995, respectively.

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

December 31,    Recorded in 1993  Recorded in 1997
                           (In thousands)
------------------------------------------------
  1997                    $2,000        $    --
------------------------------------------------
  1998                     2,500             --
------------------------------------------------
  1999                        --          3,000
------------------------------------------------
  2000                        --          3,500
------------------------------------------------
  2001                        --          4,000
------------------------------------------------
  2002                        --          4,500
------------------------------------------------
  2003                        --          3,000
------------------------------------------------
                          $4,500        $18,000
------------------------------------------------

Payments of $18 million to be made to MEC beginning December 31, 1999 are contingent upon the Company's earning net income before taxes in each fiscal year beginning

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES


with fiscal 1999, and were recorded in the Company's financial statements in the fourth quarter of fiscal 1997 as loss from sale of discontinued operations, and are reflected on the balance sheet in "Other noncurrent liabilities," as Management concluded that it was probable that the payments would be required. Such payments are limited to the smaller of 50% of the Company's net income before taxes in each such fiscal year on a noncumulative basis or the amounts shown above.

   Under the terms of a supply agreement most recently modified in 1993, the Company agreed to purchase, by December 31, 1997, certain contact lenses from Pilkington plc (W-J), with an aggregate cost of approximately 'L'4.1 million. As of December 31, 1997, a commitment of 'L'1.5 million remained.

   The companies are currently completing another amendment to this agreement under an extension of one month to the December 31, 1997 deadline. Management expects that, the newly amended agreement, when formalized, will not contain any minimum purchase commitments.

Environmental

In 1997, environmental consultants engaged by the Company identified a contained groundwater contamination consisting of industrial solvents including trichloroethane (TCA) at one of CVI's sites. In the opinion of counsel, the solvents were released into the ground prior to the Company acquiring the business at that site, and the area containing these chemicals is limited. The Company intends to enter the state's remediation program and has accrued $350,000 for that purpose in 1997. In the opinion of Management, the cost of remediation will not be material when considering amounts previously accrued.

Pending Litigation

The Company is a defendant in a number of legal actions relating to its past or present businesses in which plaintiffs are seeking damages. In the opinion of Management, after consultation with counsel, the ultimate disposition of those actions will not materially affect the Company's financial position or results of operations.

    The Company was named as a nominal defendant in a stockholder derivative action entitled Harry Lewis and Gary Goldberg v. Gary A. Singer, Steven G. Singer, Arthur C. Bass, Joseph C. Feghali, Warren J. Keegan, Robert S. Holcombe and Robert S. Weiss, which was filed on May 27, 1992 in the Court of Chancery, State of Delaware, New Castle County. Lewis and Goldberg subsequently amended their complaint, and the Delaware Chancery Court consolidated the amended complaint with a similar complaint filed by another plaintiff (the "Lewis and Goldberg Actions").

   The amended complaint in the Lewis and Goldberg Actions alleged that certain directors of the Company and Gary Singer, as the former Co-Chairman of the Board of Directors, caused or allowed the Company to be a party to a "trading scheme" to "frontrun" high yield bond purchases by the Keystone Custodian Fund, Inc., a group of mutual funds. The amended complaint also alleged that the defendants violated their fiduciary duties to the Company by not vigorously investigating certain allegations of securities fraud. The amended complaint requested that the Court order the defendants (other than the Company) to pay damages and expenses to the Company and certain of the defendants to disgorge their profits from the "trading scheme" to the Company.

   The Company was also named as a nominal defendant in a stockholder derivative action entitled Bruce D. Sturman v. Gary A. Singer, Steven G. Singer, Brad C. Singer, Dorothy Singer as the Executrix of the Estate of Martin Singer, Karen Sue Singer, Norma Singer Brandes, Normel Construction Corp, Brandes & Singer and Romulus Holdings Inc., which was filed on June 6, 1995 in the Court of Chancery of the State of Delaware, New Castle County (the "Sturman Action"). The complaint in the Sturman Action was similar to a derivative complaint filed by Mr. Sturman in the Supreme Court of the State of New York on May 26, 1992. The New York complaint was dismissed by the New York Supreme Court on August 17, 1993, and that dismissal was affirmed by the New York Appellate Division on March 28, 1995. The allegations of the complaint in the Sturman Action involved substantially the same facts and events at issue in the Lewis and Goldberg Actions described above, and similar relief was sought.

   On February 4, 1997, the plaintiffs in the Lewis and Goldberg and Sturman Actions moved for partial summary judgment against Gary Singer based upon his earlier criminal conviction in connection with the "trading scheme." No further action was taken to prosecute that motion pending action on plaintiffs' June 27, 1997 motion to consolidate the two Delaware actions and to file a further amended complaint.

     On December 19, 1997, the Court of Chancery entered an Order consolidating the Sturman Action with the Lewis and Goldberg Actions under the caption In Re:
The Cooper Companies, Inc. Shareholders Derivative Litigation,

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Consolidated C.A. No. 12584, and directing that the shareholder plaintiffs file a consolidated and amended derivative complaint. On December 22, 1997, plaintiffs filed their consolidated and amended complaint (the "Consolidated Complaint"). The Consolidated Complaint is brought by the shareholder plaintiffs on behalf of the Company as a nominal defendant and names as defendants against whom relief is sought: Gary Singer, Steven Singer, Brad Singer, Dorothy Singer, as executrix of the estate of Martin Singer, Karen Sue Singer, Norma Singer Brandes, Normel Corporation, Brandes & Singer and Romulus Holdings, Inc. The former director defendants in the Lewis and Goldberg Actions, Arthur C. Bass, Joseph C. Feghali, Warren J. Keegan, Robert S. Holcombe and Robert S. Weiss, were dropped as defendants in the derivative actions upon the filing of the Consolidated Complaint.

   The Consolidated Complaint makes substantive allegations similar to those previously made in the complaints in the Lewis and Goldberg and Sturman Actions and seeks to recover on behalf of the Company profits allegedly made by the defendants and their affiliates in connection with the "trading scheme" described above and damages from the defendants for harm caused to the Company by the "trading scheme." The Company intends to file an answer to the Consolidated Complaint acknowledging that the derivative claims are made on its behalf and claiming an interest in the proceeds, if any, from any recovery obtained by the shareholder plaintiffs.

GT Labs

On October 1, 1992, GT Laboratories, Inc. filed a complaint against the Company in the United States District Court for the Northern District of Illinois. The Complaint alleged that the Company had breached a supply contract entered into effective January 1, 1990 by failing to purchase the requisite number of contact lens blanks, commonly referred to as buttons, used in the manufacture of rigid gas permeable contact lenses. The Company denied that it had breached the contract and asserted that the contract could be terminated if the requisite number of buttons were not purchased, but that no further relief could be obtained. GT Laboratories moved for summary judgment on its right to obtain money damages for breach of contract. On September 13, 1993, the Court granted GT Laboratories' Motion For Summary Judgment, and a nonfinal, non-appealable order finding the Company liable for an undetermined amount of money damages was entered. Because the order addressed liability only and did not include any damage finding, the order was not final and was not appealable until such time as damages were calculated by a jury. In January 1998, a jury trial was held in the United States District Court for the Northern District of Illinois to determine the amount of damages. The jury fixed the amount of damages at $1.7 million. The Company intends to file post-trial motions seeking a new trial on the amount of damages and intends to vigorously pursue an appeal on the liability findings and any damages award once the matter is concluded in the District Court. Until the matter is finally concluded at the District Court level, the Company is not able to pursue its rights in the Appellate Court. In the opinion of Management, it is more likely than not that the ultimate liability, if any, to be incurred by the Company upon the final adjudication of this matter will not materially affect the Company's financial position or results of operations.

Note 12.

Common Stock Offering

On July 23, 1997, the Company filed a prospectus supplement with the Securities and Exchange Commission for the sale of 2 million shares of the Company's common stock at the offering price of $23.50 per share. The Company sold 2.3 million shares of common stock (including 300,000 shares for over allotment). The proceeds from the offering of $50.4 million, net of underwriters discount and transaction costs of $3.7 million, were primarily used to repay outstanding indebtedness.

   The following presents supplementary earnings per share information assuming the offering and the repayment of $38.6 million of debt on the first day of fiscal 1997:
Year Ended October 31,                   1997
------------------------------------------------
Supplemental earnings per share:
Continuing operations                    $  3.60
------------------------------------------------
Discontinued operations                    (1.27)
------------------------------------------------
Extraordinary item (1)                       .10
------------------------------------------------
Earnings per share                       $  2.43
------------------------------------------------
Number of shares used to compute
 earnings per share (in thousands):
------------------------------------------------
Historical, excluding effect of the
follow-on offering                        12,441
------------------------------------------------
Shares, the proceeds of which
  are assumed to be used to repay
  outstanding indebtedness                 1,763
------------------------------------------------
Total                                     14,204
------------------------------------------------

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

(1) Represents the per share amount related to a net extraordinary gain, net of taxes and prepayment penalties, of $1.4 million for the year ended October 31, 1997, related to the assumed extinguishment of debt, as if such extinguishment had occurred on the first day of the period presented.

Note 13.

Relationships and Transactions Between the Company and CooperLife Sciences, Inc. ("CLS")

    On June 14, 1993, the Company entered into a settlement agreement with CLS (the "Settlement Agreement") in order to resolve all then pending disputes with CLS and to avoid a costly and disruptive proxy fight, while continuing to maintain a Board of Directors, the majority of whose members are independent. Such agreements were to terminate on June 14, 1995, subject to earlier termination or extension under certain circumstances, and were later extended to, and expired on, October 31, 1996. Following such termination, CLS continued to have the right pursuant to a 1992 settlement agreement with the Company to designate two members of the Company's Board of Directors, so long as CLS continued to own at least 800,000 shares of common stock, or one director, so long as it continued to own at least 333,333 shares of common stock. On October 29, 1997, the Company and CLS agreed to terminate this one remaining agreement between the parties.

    During 1997, the Company borrowed and repaid loans totaling $5 million provided by CLS. Such loans carried interest at 8.5% per annum. CLS was formerly an 89.5% owned subsidiary of the Company's former parent, Cooper Laboratories, Inc.

    As of January 23, 1998, CLS owned 4,133 shares of the common stock of the Company. Two members of the Company's Board of Directors are also directors and/or officers of CLS. Moses Marx is a Director of CLS (and is the controlling stockholder of CLS). Steven Rosenberg is serving as President and Chief Financial Officer of CLS, and he is also a Director of CLS.

Note 14.

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

     CSI, which develops, manufactures and distributes diagnostic and surgical equipment and instruments primarily for obstetrics and gynecology.

Total net revenue by business segment represents service and sales revenue as reported in the Company's consolidated statements of income. Operating income
(loss) is total net revenue less cost of products sold (or services provided, in the case of HGA revenue), research and development expenses, selling, general and administrative expenses, costs of restructuring and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net, settlement of disputes, net, debt restructuring costs, gain on sales of assets and businesses, net, other income (expense), net, and interest expense were not allocated to individual businesses.

   Identifiable assets are those assets used in continuing operations (exclusive of cash and cash equivalents). Corporate assets include cash and cash equivalents.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

   Information by business segment for each of the years in the three-year period ended October 31, 1997 follows:

                                                                        Corporate &
   (In thousands)                        HGA         CVI        CSI     Eliminations  Consolidated
------------------------------------------------------------------------------------------------
   1997
   Net revenue from non-affiliates  $ 52,704    $ 64,007    $ 24,762       $  --        $141,473
------------------------------------------------------------------------------------------------
   Operating income (loss)          $  5,986    $ 23,101    $  2,476       $(5,774)     $ 25,789
------------------------------------------------------------------------------------------------
   Investment income, net                                                                    361
   Other income (expense), net                                                              (152)
   Interest expense                                                                       (4,214)
------------------------------------------------------------------------------------------------
   Income before income taxes                                                           $ 21,784
------------------------------------------------------------------------------------------------
   Identifiable assets              $ 51,516    $ 43,380    $ 29,543       $ 50,859     $175,298
------------------------------------------------------------------------------------------------
   Depreciation expense             $  1,691    $    803    $    349       $     79     $  2,922
------------------------------------------------------------------------------------------------
   Amortization expense             $    180    $    674    $    891       $    --      $  1,745
------------------------------------------------------------------------------------------------
   Capital expenditures             $  3,603    $  3,551    $    507       $    74      $  7,735
------------------------------------------------------------------------------------------------

   1996
   Net revenue from non-affiliates  $ 43,013    $ 48,892    $ 17,226       $  --        $109,131
------------------------------------------------------------------------------------------------
   Operating income (loss)          $  2,573    $ 19,065    $ 1,667        $(6,462)     $ 16,843
------------------------------------------------------------------------------------------------
   Investment income, net                                                                    281
   Settlement of disputes, net                                                               223
   Other income (expense), net                                                                80
   Interest expense                                                                       (5,312)
------------------------------------------------------------------------------------------------
   Income before income taxes                                                           $ 12,115
------------------------------------------------------------------------------------------------
   Identifiable assets              $ 49,051    $ 23,756    $ 18,089       $ 12,013     $102,909
------------------------------------------------------------------------------------------------
   Depreciation expense             $  1,511    $    800    $    236       $     82     $  2,629
------------------------------------------------------------------------------------------------
   Amortization expense             $    205    $    314    $    461       $    269     $  1,249
------------------------------------------------------------------------------------------------
   Capital expenditures             $  1,431    $  1,293    $    404       $     54     $  3,182
------------------------------------------------------------------------------------------------

   1995
   Net revenue from non-affiliates  $ 41,794    $ 42,456    $ 12,824       $     16      $97,090
------------------------------------------------------------------------------------------------
   Operating income (loss)          $    878    $ 13,959    $   (425)      $ (6,404)    $  8,008
------------------------------------------------------------------------------------------------
   Investment income, net                                                                    444
   Settlement of disputes, net                                                            (3,532)
   Other income (expense), net                                                                51
   Interest expense                                                                       (4,741)
------------------------------------------------------------------------------------------------
   Income before income taxes                                                               $230
------------------------------------------------------------------------------------------------
   Identifiable assets              $ 48,086    $ 21,965    $  8,953       $ 12,988     $ 91,992
------------------------------------------------------------------------------------------------
   Depreciation expense             $  1,443    $    863    $    288       $    110     $  2,704
------------------------------------------------------------------------------------------------
   Amortization expense             $    205    $    448    $    317       $     22     $    992
------------------------------------------------------------------------------------------------
   Capital expenditures             $    335    $  1,449    $    267       $    134     $  2,185
------------------------------------------------------------------------------------------------

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Note 15.

Subsequent Events (Unaudited)

In December 1997, the Company acquired Aspect Vision Care Limited, a privately-held manufacturer of high quality contact lenses sold primarily in the United Kingdom and other European countries.

   The Company paid approximately 'L'30 million, or $51.0 million at the date of the closing in cash ('L'12 million) and 8% five-year notes
('L'18 million), and will pay an additional amount after approximately 3 years based on performance of Aspect Vision Care Limited over that period. The minimum amount of the additional payment will acrete to 'L'5 million after approximately 3 years, and there is no maximum limit. The cash payment was partially financed under the Company's $50 million revolving credit agreement and cash then on hand. The acquisition will be accounted for under the purchase method. Aspect will operate under its current name and management as a part of CooperVision, Inc., the Company's contact lens business.

                  THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                       SCIENTIFIC ADVISORS TO THE COMPANY

Eye Care
---------
Keith Ames, OD, FAAO
Family Vision Center
Chillicothe, OH

Kenneth Daniels, OD
Pennsylvania College of Optometry
Philadelphia, PA

Susan Gromacki, OD, MS
The New England Eye Institute
Boston, MA

Mark Andre, FCLSA
Casey Eye Institute
Portland, OR

Jeffrey Dougal OD, FAAO
Placentia, CA

Gray Sass, OD
Marietta, GA

Patrick Caroline, COT, FAAO
Pacific University College of Optometry
Forest Grove, OR

Burt W. Dubow, OD, FAAO
Minnesota Vision Group
Waite Park, MN

Joseph Studebaker,
OD, FAAO
Englewood, OH

Walter Choate, OD, FAAO
Madison, TN

S. Barry Eiden, OD, FAAO
Deerfield, IL

Loretta Szczotka, OD
University Hospitals of Cleveland
Cleveland, OH

Robert Davis, OD, FAAO
Chicago, IL

Christopher Snyder, OD, FAAO
University of Alabama
Birmingham, AL

Cheryl L. Vincent, OD, FAAO
East Lansing, MI

Women's Health
----------------
James C. Caillouette, M.D., FACOG, FACS
President,
The Pacific Coast Obstetrical and Gynecological Society
Clinical Professor Obstetrics and Gynecology
University of Southern California. School of Medicine

Charles H. Koh, M.D.
Associate Clinical Professor of Obstetrics and Gynecology
Medical College of Wisconsin
Co-Director,
Reproductive Specialty Center,
Milwaukee Institute for Minimally Invasive Surgery

Elijah Carter, DVM, M.D.
Chairman,
Department of Obstetrics and Gynecology
Summit Medical Center
Oakland, CA

John L. Marlow, M.D.
Director Continuing Medical Education,
Columbia Hospital for Women
Clinical Professor,
George Washington University
Associate Clinical Professor,
Georgetown University

Carl R. Della Badia, DO, FACOG, DFACOOG
Chief of Obstetrics,
Methodist Hospital, Philadelphia, PA
Clinical Associate Professor of Obstetrics and Gynecology,
Jefferson Medical College
Clinical Assistant Professor of Obstetrics and Gynecology,
University of Medicine and Dentistry of New Jersey,
School of Osteopathic Medicine

                             CORPORATE INFORMATION

Board of Directors:                Nominating Committee                Corporate Offices:             Transfer Agent
Allan E. Rubenstein, M.D.          Allan E. Rubenstein, M.D.           The Cooper Companies,Inc.      American Stock Transfer
President WorldCare                (Chairman)                          10 Faraday                     & Trust Company
Imaging, Inc.                      Michael H. Kalkstein                Irvine, CA 92618-1850          40 Wall Street
Chairman                           Moses Marx                          Voice:(714)-597-4700 or        New York, NY 10005
                                                                       toll free, 1-(888)-822-2660
A. Thomas Bender                   Officers:                           Fax:(714)597-0662              Cerfified Public Accountants:
President and Chief Executive                                                                         KPMG Peat Marwick LLP
Officer                            A. Thomas Bender                    The Cooper Companies, Inc.
                                   President and Chief Executive       6140 Stoneridge Mall Rd.       Stock Exchange Listing
Michael H. Kalkstein               Officer and                         Suite 590                      The New York Stock Exchange
Partner                            President, CooperVision, Inc.       Pleasanton, CA 94588           The Pacific Exchange
Graham & James                                                         Voice:(510)460-3600            Ticker Symbol "COO"
                                   Robert S. Weiss                     Fax:(510)460-3649
Moses Marx                         Executive Vice President,                                          Trademarks
General Partner                    Treasurer and                       Publications and
United Equities                    Chief Financial Officer             Information:                   All products appearing in
                                                                                                      italics are trademarks or
Donald Press                       Gregory A. Fryling                  Corporate information,         service marks that are owned
Executive Vice President           Vice President Corporate            including the current share    by, licensed to or distributed
Broadway Management Co., Inc.      Development                         price, recent news releases    by The Cooper Companies, Inc.,
                                                                       and the Company's annual       its subsidiaries or
Steven Rosenberg                   Carol R. Kaufman                    report on Form 10-K without    affiliates.  The following
Vice President and Chief           Vice President of Legal Affairs     exhibits, is available free    trademarks appear in this
Financial Officer,                 Secretary and Chief                 of charge through the          report.
Cooper Life Sciences, Inc.         Administrative Officer              Company's interactive
                                                                       stockholder communication
                                                                       system.  Call 1-800-334-1986,
Robert S. Weiss                    Nicholas J. Pichotta                seven days a week, 24 hours    Aspirette, Cerveillance
Executive Vice President           President, CooperSurgical Inc.      a day.  Visit The Cooper       System, Cervex-Brush, Comfort
Treasurer and                                                          Companies, Inc. on the         View, Cooper Clear, Cooper
Chief Financial Officer            Mark R. Russell                     Worldwide Web at               Toric, CooperFlex,
                                   President Hospital Group            http://www.coopercos.com.      CooperSurgical Smoke
Stanley Zinberg, M.D.              of America                                                         Evacuation System 6080
Director of Practice Activities                                                                       Euro-Med Classic Series, FIPS,
American College of Obstetrics     Stephen C. Whiteford                Investor Relations             Formula 55 UV VHT, Frequency,
and Gynecology                     Vice President and                  Contact                        Hints of Tints, HUI,
                                   Controller                                                         Mini-Flex, Hydrasoft Toric,
Committees of the Board:                                               B. Norris Battin               Hysteroscopy Series 4000, Koh
                                   Principal Subsidiaries:             10 Faraday                     Colpotomizer, Kronner
Audit and Finance                                                      Irvine, CA 92618-1850          Manipujector, LEEP Redikit,
Committee                          CooperVision, Inc.                  Voice:(714)597-4700            LEEP System 1000, Natural
Steven Rosenberg (Chairman)        10 Faraday                          Fax:(714)597-0662              Touch, Nu-Tip, Permaflex,
Donald Press                       Irvine, CA 92618-1850                                              Permalens, Pipelle,
Stanley Zinberg, M.D.              Voice:(714)597-8130                 Annual Meeting                 Preference, Preference Toric,
                                   Fax:(714)597-0662                                                  Prima Series, RUMI, Silver,
Compensation Committee                                                 The annual meeting of          Silver 07, Silver 07 VH Tint,
                                   CooperSurgical Inc.                 stockholders of The Cooper     Snowman, Tru-View, UltraSYNC,
Michael H. Kalkstein               15 Forest Parkway                   Companies, Inc. will be        Unimar, Vantage, VerreScope,
(Chairman)                         Shelton, CT 06484                   held on April 2, 1998 at the   Zeppelin.
Donald Press                       Voice:(203)929-6321                 Marriott East Hotel, New
Allan E. Rubenstein, M.D.          Fax:(203)925-0135                   York, NY at 10:00 A.M.

Management Committee               Hospital Group of
                                   America, Inc.
Allan E. Rubenstein, M.D.          1265 Drummers Lane, Suite 107
(Chairman)                         Wayne, PA 19087
Donald Press                       Voice:(610)687-5151
                                   Fax:(610)687-3842

                               [LOGO]


                           THE COOPER COMPANIES, INC.
                    10 Faraday, Irvine, California 92618-1850
           Voice:(714) 597-4700 Fax: (714) 597-0662 www.coopercos.com