Form 10-K405, Exhibit 13
period 1998-10-31
COOPER COMPANIES INC
filed 1999-01-27
CIK 711404

1998 ANNUAL REPORT

     NARROWING OUR FOCUS . EXPANDING OUR REACH

                            THE COOPER COMPANIES, INC.

THE COOPER COMPANIES, INC.

          IS A RAPIDLY GROWING SPECIALTY HEALTHCARE COMPANY. ITS BUSINESS UNITS SERVE ATTRACTIVE NICHE MARKETS IN THE MEDICAL DEVICE MARKET WITH HIGH QUALITY PRODUCTS AND SERVICES. COOPERVISION MARKETS A BROAD RANGE OF CONTACT LENSES IN NORTH AMERICA AND EUROPE. COOPERSURGICAL MARKETS DIAGNOSTIC PRODUCTS, SURGICAL INSTRUMENTS AND ACCESSORIES TO THE WOMEN'S HEALTHCARE MARKET. IN OCTOBER 1998, HOSPITAL GROUP OF AMERICA, COOPER'S PSYCHIATRIC SERVICES BUSINESS, WAS DECLARED A DISCONTINUED OPERATION.

FORWARD-LOOKING STATEMENTS

          Statements in this report that are not based on historical fact may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. They include words like "may," "will," "expect," "estimate," "anticipate," "continue" or similar terms and reflect Cooper's current analysis of existing trends. Actual results could differ materially from those indicated due to: major changes in business conditions and the economy, loss of key senior Management, major disruptions in the operations of Cooper's manufacturing facilities, new competitors or technologies, significant disruptions caused by the failure of third parties to address the Year 2000 issue or by unforeseen delays in completing Cooper's Year 2000 compliance program, acquisition integration costs, foreign currency exchange exposure including the potential impact of the Euro, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, regulatory issues, significant environmental clean-up costs above those already accrued, litigation costs, costs of business divestitures, significant delay or failure to complete the sale of Hospital Group of America
          (HGA), and items listed in the Company's SEC reports, including its Annual Report on Form 10-K for the year ended October 31, 1998.

     CONTENTS

          FISCAL 1998 FINANCIAL HIGHLIGHTS 2
          LETTER TO SHAREHOLDERS 3
          FINANCIAL SECTION 17
          CORPORATE INFORMATION 54

                              FINANCIAL HIGHLIGHTS

Restated to reflect Hospital Group of America as a Discontinued Operation



-------------------------------------------------------------------------------------------------
                                                       Fiscal years ended October 31,

-------------------------------------------------------------------------------------------------
(In mi1lions except per share data)              1998      % change         1997      % change
                                                            vs. 1997                    vs. 1996
-------------------------------------------------------------------------------------------------
REVENUE
     CooperVision                             $   119.2        86%       $    64.0        31%
     CooperSurgical                           $    28.0        13%       $    24.8        44%
     Total                                    $   147.2        66%       $    88.8        34%

-------------------------------------------------------------------------------------------------
OPERATING INCOME
     CooperVisiion                            $    34.6        50%       $    23.1        21%
     CooperSurgical                           $     2.1       (14%)      $     2.5        49%
     Corporate Expenses                       $    (7.0)       21%       $    (5.8)      (11%)
     Total                                    $    29.7        50%       $    19.8        39%
     As a Percent of Revenue                       20%       --               22%       --

-------------------------------------------------------------------------------------------------
EARNINGS
     Net Income                               $    39.8        27%       $    31.4        89%
     As a Percent of Revenue                       27%       --               35%       --
     From Continuing Operations               $    57.8        32%       $    43.7       180%
     As a Percent of Revenue                       39%       --               49%       --

-------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
 Continuing Operations                        $     3.79       14%       $     3.33      152%
 Income Before Items Below:                   $     1.51       17%       $     1.29       36%
 Tax Benefit                                  $     2.28       12%       $     2.04      451%
 Extraordinary Items                             --           n/m        $    (0.11)     n/m
 Discontinued Operations                      $    (1.18)     n/m        $    (1.05)     n/m
 Net Income                                   $     2.61        9%       $     2.39       70%

-------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
 Depreciation and Amortization                $     6.4       130%       $     2.8        29%
 Cash Flow from Operating Activities          $    11.5        (2%)      $    11.7       239%
 Cash and Cash Equivalents                    $     7.3       (60%)      $    18.2       167%
 Working Capital                              $    69.4        (3%)      $    71.5       121%
 Total Assets                                 $   296.0        74%       $   170.6       103%
 Total Liabilities                            $   150.8       155%       $    59.1       (14%)
 Stockholders' Equity                         $   145.2        30%       $   111.5       628%
 Average Shares Used for EPS calculation           15.3        16%            13.1        11%



TO OUR SHAREHOLDERS:

THERE HAVE BEEN IMPORTANT CHANGES AT YOUR COMPANY SINCE WE LAST WROTE TO YOU.

     When Cooper completes the previously announced divestiture of Hospital Group of America (HGA), our mental health services business, we will be a pure medical device company, competing in two attractive markets, vision care and women's healthcare.

     To update the divestiture plan: we have completed the sale of MeadowWood Hospital to Focus Healthcare, LLC, for approximately $5 million in cash and trade receivables. In addition, we have signed a letter of intent with Universal Health Services, Inc., for the other three HGA properties. Universal will pay Cooper up to $27 million in cash when the transaction closes plus up to $3 million if certain contingent events occur. The closing remains, at this writing, subject to completion of a definitive agreement, ongoing due diligence and certain contingencies.

     HGA is now a discontinued operation and all financial data in this report have been restated to reflect only the two medical device businesses, CooperVision and CooperSurgical.

COOPERVISION, OUR CONTACT LENS UNIT, AND COOPERSURGICAL, OUR WOMEN'S HEALTHCARE BUSINESS, ALSO MADE IMPORTANT TRANSITIONS THIS YEAR.

     CooperVision (CVI) expanded its geographic reach by integrating Aspect Vision Care, Ltd. of Hampshire, England, acquired in December 1997. Aspect markets contact lenses in the United Kingdom and other European countries and supplies CooperVision with products for the United States market. With Aspect, CVI has significantly expanded its share of the spherical lens market-lenses that correct near- and farsightedness and not astigmatism--which is the largest segment of the contact lens market. At the same time, CVI continues to pursue its goal to become the worldwide leader in high-margin specialty contact lenses, especially toric lenses to correct astigmatism.

     On October 27, 1998, The New York Stock Exchange hosted a meeting of Cooper's Board of Directors and Management. At the meeting, the president of the NYSE, William Johnston, presented Cooper's CEO Tom Bender with this replica of the famous NYSE bull.


     CooperSurgical (CSI), our women's healthcare business, changed its new product development strategy. Future growth will come not only from acquisition but also from internal new product development. Adding to its base of products acquired since 1990, CSI introduced three new technologically advanced products, while continuing business development activities to consolidate the in-office women's healthcare market through acquisition.

     In 1998, CVI sales grew 86% to $119.2 million--including revenue of $35 million from Aspect Vision for the eleven months it has been part of CVI. Operating income at CVI reached $34.6 million, a 50% improvement over fiscal 1997. CSI sales grew 13% to $28 million with operating income at $2.1 million, down 14% from last year due primarily to new product introduction expenses and manufacturing scale-up delays.

     Together, sales of Cooper's two medical device businesses reached $147.2 million, up 66% from last year with operating income of $36.7 million, before headquarters expense, up 44%.

     Cooper's diluted earnings per share from continuing operations, before tax credits and charges for discontinued operations, were $1.51 in 1998 compared with $1.29 in 1997, up 17%. When tax credits and discontinued operations' charges are included, earnings per share were $2.61 in 1998 versus $2.39 in 1997 (see the "Diluted Earnings Per Share" section of the Financial Highlights table).

     The tax benefits recorded in 1998 reflect the remaining tax savings that Cooper expects from its existing NOLs (net operating loss carry forwards). Generally Accepted Accounting Principles require that companies with NOLs must account for their remaining tax benefits when they determine that they expect sustainable profit going forward. Cooper has made this determination and in the future, will record expenses for income taxes using, initially, a tax rate of approximately 40%. From a cash standpoint, however, it will pay only state and foreign taxes for as long as the NOLs last. For federal tax purposes, the NOLs, now about $180 million, will continue to shelter Cooper's federal tax liability. As you can see in the "Diluted Earnings Per Share" section of the Financial Highlight table, this net tax benefit was $2.28 in 1998 and $2.04 per share in 1997.

     For 1999, we expect revenue and earnings from our combined medical device businesses to grow in the range of 20% to 25%. In fact, with HGA now a discontinued operation, Cooper's total 1999 revenue and earnings growth and its operating margin should each be above what we would have expected with HGA continuing as an operating unit.




FACTS AND FIGURES

          ABOUT COOPER'S MEDICAL DEVICE BUSINESSES

          With Cooper's imminent exit from the mental health services business, CooperVision and CooperSurgical form a medical device company serving two attractive healthcare segments, contact lenses and the women's healthcare market. A summary of the financial performance of these two businesses and their total as a medical device business follows.

                            REVENUE UP 66% FROM 1997
                         30% COMPOUND GROWTH FROM 1994
                                 (In millions)


                                    [GRAPH]





                      OPERATING INCOME(1) UP 43% FROM 1997
                          35% COMPOUND GROWTH FROM 1994
                                 (In millions)



                                    [GRAPH]


(1) Before Headquarters expense



                         NEW PRODUCTS AND ACQUISITIONS

COOPERVISION NEW PRODUCTS AND ACQUISITIONS 1994-1998
Recent acquisitions and new product introductions make CooperVision a challenging competitor in every segment of the contact lens market

Product                                      Market Segment
Preference                         Three-month planned replacement spherical lens

Preference Toric                   Three-month planned replacement toric lens

CooperFlex                         One-month planned replacement spherical lens

Aspec Vision product line          Disposable-planned replacement spherical lens

Hydrasoft Toric Options            Quarterly custom toric lens

Frequency 55 Toric                 Disposable-planned replacement toric lens

Frequency 55 Sphere                Disposable-planned replacement spherical lens

Natural Touch                      Conventional opaque lens

Alliance Toric                     Disposable-planned replacement toric lens


COOPERSURGICAL NEW PRODUCTS AND ACQUISITIONS SINCE 1990
During the past several years, CooperSurgical acquired new products and businesses and built critical mass. In the future, CSI will build on this platform through strategic acquisitions and new specialized women's healthcare products.

PRODUCT COMPANY                    DESCRIPTION
Frigitronics                       Colposcopes; cryosurgery equipment

Euro-Med, Inc.                     Biopsy instruments; instrument cleaning systems;
                                   gynecology instruments

RUMI                               Uterine manipulator with disposable tip

Unimar, Inc.                       Disposable endometrial biopsy device; disposable
                                   uterine manipulator; disposable cervical PAP smear
                                   device, disposable infertility device

Marlow Surgical Technologies       Disposable intrauterine catheter; laproscopic
                                   instrument with disposable tip; disposable balloon cannula;
                                   micro laproscopic instruments

Hyskon solution                    Diagnostic and surgical aid

FemExam Test Card System           Diagnostic tests for vaginal infections

Cerveillance System                Digital colposcopy instrumentation and software packages

Cooper Surgical Infrared
Coagulator                         Non-traumatic, nonsurgical instrument to treat
                                   genital lesions




COOPERVISION
CooperVision (CVI) markets a broad range of contact lenses in North America and Europe.

     The worldwide market for contact lenses grew 11% in dollars during 1998, according to our estimates. As it has for the past several years, the specialty lens segment--toric lenses for astigmatism, multifocal lenses for presbyopia and opaque lenses that can modify the eye's natural color--continued to grow significantly faster than the spherical lens market. In the United States, we estimate that during the first three quarters of the calendar year, the market for all toric lenses grew 16% in value, while the sphere market was flat. Improved toric technology and the continuing popularity of more frequently replaced toric lens regimens continue to drive demand.

     Manufacturers' revenue in the disposable-planned replacement toric market, the fastest growing segment of the U.S. toric market, grew 42% in the first nine months of calendar 1998, according to our latest market research. Sales of CVI's disposable-planned replacement toric lenses in the U.S. grew 77% in fiscal 1998, led by its well regarded Preference Toric brand, which we believe is the fastest growing product today in the worldwide contact lens market.

     Outside North America, the specialty market is not yet well-developed (see "How CooperVision Views the Contact Lens Market"), and we plan major educational efforts with practitioners in those markets to generate acceptance of CVI's toric products. In Europe, Aspect introduced CVI's toric products late in fiscal 1998 and expects to expand the product line in 1999.

     During 1998, CVI's "divide and conquer" strategy took shape. We plan to offer products that can profitably meet most contact lens wearers' needs, segmenting the market by type of vision correction required, distribution channel, price point, geography, replacement cycle or lens material.

     To implement this strategy in the U.S. toric market this year, we aimed at the lower priced segment of the market and introduced Frequency 55 Toric, a planned replacement lens for two-week or monthly use. Frequency 55 Toric attacks both the toric market's leading product and the new toric lenses recently launched by competitors, all positioned at the lower price point.

     With its wider range of lens parameters compared with other low priced torics, Frequency 55 Toric is an attractive alternative to the competitive lenses. Moreover, even with Frequency 55 entering the lower priced segment, we expect continued share growth with Preference Toric. Many practitioners have learned that a few extra dollars for Preference Toric, with 15,500 lens parameters that can fit patients more efficiently, is a good investment that maximizes the value of their





           SEGMENTS OF THE 1998 NORTH AMERICAN CONTACT LENS MARKET(1)


SEGMENT                                                                      ESTIMATED 1998 MARKET
                                                                                ($'s millions)
Soft Toric Lenses
         Conventional Lenses (lenses replaced annually)                            $   65
         Disposable-Planned Replacement (various replacement schedules)            $  104
         Custom Lenses (for special prescriptions)                                 $   39
         Total Toric Market                                                        $  208

Soft Spherical Lenses
         Conventional Lenses                                                       $  200
         Disposable-Planned Replacement                                            $  730
         Total Spherical Lens Market                                               $  930

Rigid Gas Permeable Lenses                                                         $   90

Total North American Soft Contact Lens Market Estimate                             $1,228


(1) CooperVision Estimates

time. (For more about this, see the "Prices, parameters and manufacturing technology" in "How CooperVision Views the Contact Lens Market").

     We also introduced Hydrasoft Toric Options in 1998, a quarterly custom planned replacement lens program for another niche: astigmatic patients who have complex vision correction requirements.

     In the U.S. spherical lens market, we describe our strategy as "comb and brush". Comb sales representatives can easily add brushes to their line because they call on customers who use both. We think the same way about selling spherical lenses to customers who already fit our toric lenses. Spherical lenses are the largest segment of the worldwide contact lens market, and the Aspect acquisition gives us the state-of-the-art technology we need to compete effectively in both North America and Europe with our recently introduced Frequency 55 Sphere.

     While competitors have the lion's share of the North American disposable-planned replacement spherical lens market, we hope to capitalize on our strong relationships with our toric customers and the clinical benefits of a comfortable lens edge design, to help us sell Frequency 55 Sphere. In 1998, we valued the North American market at about $930 million. We expect to capture a relatively small but meaningful share with Frequency 55 Sphere: around 5%, or a cumulative total of about $40 million in sales, over the next several years.


     After acquiring Aspect, CVI invested $2.7 million to consolidate Aspect's facilities and integrate the worldwide manufacturing of spherical lenses in one location in Hampshire.

     Before the rationalization of our manufacturing facilities could be completed, U.S. demand for Frequency 55 Sphere exceeded Aspect's capacity. Rather than lose the long-term annuity value to competitors, we decided to accept higher costs and meet the demand, including the additional costs to hire and train a larger work force, which we paid at premium rates. Manufacturing yields also declined because of the lower level of experience of the new workers.

     Shifting sphere manufacturing from the Scottsville plant to the Hampshire site in the U.K. relieved a toric lens capacity constraint that developed while we built inventory for the introduction of Frequency 55 Toric. However, during this transition, the new toric manufacturing lines were not yet at full efficiency, and we incurred temporarily higher costs.

     The manufacturing transition coupled with demand above our capacity in both plants, caused CVI's gross margins to fall from 65% after the first three quarters of 1998 to 60% in the fourth quarter. Both manufacturing facilities have since lowered their costs through increased automation. Lens output per employee has improved, and shift premiums are being eliminated. We expect gross margins to return to previous levels in the 1999 fiscal year.

     In addition to our manufacturing investment, our 1998 capital spending also included construction of an expanded, up-to-date distribution center to ship lenses manufactured in Scottsville and Hampshire. In 1999, we estimate that we will spend about 50% less on our capital expenses than we did in 1998, so our cash flow should improve.

     With market data still showing rapid growth in the toric lens segment and a continued shift from conventional to planned replacement toric lenses, it's important that CVI's business keep pace. At fiscal year end, CVI's toric lens sales accounted for 38% of its worldwide business growing 38% over 1997. In the U.S., independent market research indicates that CVI is gaining share in every market segment in which it competes. Worldwide, we expect most of the future market growth from the disposable-planned replacement segment. CVI's disposable-planned replacement toric and spherical lenses now comprise more than 75% of its business.




                 HOW COOPERVISION VIEWS THE CONTACT LENS MARKET


First, toric lenses.

CVI is concentrating its efforts in an attractive segment. In the U.S., toric dollar volume is currently growing 16%, while the spherical lens market is declining. Torics remain a proprietary segment with good margins available to suppliers, unlike the price sensitive spherical lens segment. Astigmatic patients have complicated vision requirements that make lens performance very important. Our market research indicates that the practitioner's toric lens purchasing decision is driven about 80% by how well the lens performs and 20% by price. With spherical lenses, it's just the opposite: price drives the decision.

CVI estimates that the toric contact lens market will grow more than 20% to about $370 million worldwide in calendar 1999--about 12% of the total market-- and reach about $1 billion in 2003--or about 20% of the market. The table to the right shows how markets around the world will share this estimated potential.

             PROJECTED GEOGRAPHIC GROWTH OF TORIC CONTACT LENSES(1)


Market                          1998            % of 1998      2003      % of 2003        CAGR2
(millions of $'s)                                 Total                     Total

North America                   $208               74%         $462          50%           17%

Japan                             15                5%          124          13%           53%

Europe                            48               17%          163          17%           28%

Rest of the world                 12                4%          184          20%           73%

Total toric market              $283              100%         $933         100%           27%

(1) CooperVision estimates
(2) Compound annual growth rate


To understand these markets, we need to look at the characteristics of contact lens wear in each of them.

North America is the most highly developed toric market. Total contact lens penetration among those requiring vision correction is about 20%--roughly 33 million wearers--the highest in the world. Among these, 45% of myopic (nearsighted) patients have astigmatism, but only about half of them have an astigmatic disability that requires a toric lens to achieve clear vision. In 1998, these percentages translated to a North American toric lens potential of about 8.3 million people. Currently, we estimate that about 3.8 million people wear them. Clearly, there's still room to grow.

Two forces drive North American market growth: first, improvements in contact lens technology allow more precise fits and more patients can now wear torics successfully; second the switch from conventional lenses that are replaced once a year to lenses replaced more frequently--daily, weekly, twice a month, monthly or quarterly--means that more lenses will be consumed. Contact lenses generate a continuing stream of income for suppliers while a patient remains in the market. As long as patients continue to move to toric lenses or move from conventional torics to disposable--planned replacement lenses, the market will continue to grow.

Japan is the second largest contact lens market in the world. We estimate that the penetration of contact lenses there is about 15% of the population requiring vision correction. The incidence of both myopia and astigmatism in the Asian population is the highest in the world, and about 75% of the myopic population also requires an astigmatic correction. This would translate into a potential Japanese toric market of about 6.1 million people, including a large number of patients currently wearing hard lenses. Until recently, Japan was predominantly a hard lens market, as concerns about chemicals from contact lens care solutions accumulating in soft lenses prevented their wide spread acceptance. Until the health authorities favorably reviewed the safety data, soft lenses grew slowly. Now many brands of soft lenses are available in various replacement cycles, but the acceptance of toric contact lenses has been slow. As Japan was a hard lens market for so long, practitioners tend to use them for their astigmatic patients as well, and it is difficult to change this practice.



Surprisingly, in economically well-developed Western Europe, revenue estimates for the toric market are relatively low, and even lower in lesser-developed Eastern Europe. Only about 8% of the Western Europeans who require vision correction wear contact lenses and only 5% of Eastern Europeans. The reasons behind this are primarily cultural and economic and vary from country to country. In Western Europe, spectacles and sunglasses with fashion frames have been preferred. In Germany, correcting astigmatism with hard lenses is still a popular technique. Moreover, Europeans in general have less astigmatism than North Americans do--about 35% of nearsighted patients have the condition, according to prevalence studies.


                    TORIC LENS PARAMETERS AND PRICE SEGMENTS

                                  Number of
                                  Parameters
Competitors                       Available          Comments
-----------                       ----------         ---------
LOWER PRICE SEGMENT

Cooper Toric                           7,776         offers flexible wearing schedule
Cooper's Frequency 55 Toric            5,832         on the market and ready to
                                                     meet emerging competition
Brand C                                2,952         the current market leader
New Product B                          1,300         introduced in late 1998
Brand W                                  750         introduced in 1997

HIGHER PRICE SEGMENT

Cooper's Preference Toric             15,500         FIPS manufacturing
Cooper's Hydrasoft Toric
   Hydrasoft Toric Options         potential         custom lathed products
                                  13 million         for complex cases
Brand S                            potential         a proprietary process with
                                  13 million         higher manufacturing costs and
                                                     prices than Preference Toric


Before the market acceptance of our toric lenses in Japan and Europe reaches that of North America, we will have to educate practitioners there about the clinical and financial benefits of these products.

Prices, parameters and manufacturing technology. Understanding these three variables is the key to learning why CVI believes it has a sustainable competitive advantage in the toric market.

We believe that the U.S. toric lens market has two distinct and barely overlapping price segments. In the lower priced segment, practitioners remain willing to trade off performance in favor of a price advantage.

They can choose among several brands of lower priced toric lenses that offer as few as 750 to as many as nearly 3,000 different fitting parameters--combinations of 1.) "Power" that corrects for near and far defects, 2.) "Cylinder" that corrects for the astigmatism itself and 3.) "Axis," the exact position on the toric lens that will match the location of astigmatic defect on the cornea. CVI's recent entry in this lower priced segment--Frequency 55 Toric--has excellent prospects because it will offer over 5,800 parameters when all lenses are available in mid-1999.

In the higher priced segment, fitters view lens performance as more important than price. This segment is growing at the expense of the lower price segment, as these fitters begin to recognize the clinical and financial benefits of these lenses. CVI's Preference Toric, the market leader in this segment, offers 15,500 parameters. Practitioners can fit more Preference Toric patients correctly in less time than when using lenses with fewer choices.

CVI's manufacturing technology allows it to compete profitably in the higher priced segment. Historically, contact lens manufacturers have used either labor intensive lathing, which can generate a large number of parameters, or volume oriented lens molding where costs are low but only a limited number of parameters can be produced profitably. CVI's patented


                                       11
manufacturing process called FIPS (finished inside polymerization system) combines the benefits of both processes--it molds the inside surface and lathes the front surface--yielding the highest number of mass produced toric parameters currently available at reasonable cost.

Next, spherical lenses.
In 1999, we estimate that the worldwide sphere market will grow about 10% over 1998 to nearly $2.6 billion. Most of the growth, we think, will come from markets outside North America, led by Japan. In North America we estimate 1999 growth in spherical lenses will remain flat in dollars at about $930 million. Longer term, we see the total sphere market growth compounding at about 11%, reaching about $4 billion in 2003. With the Aspect acquisition, we now have significant volume in the market for spherical lenses. In Europe and North America together, our 1998 revenue from spheres totaled about $73 million.

With Rohto Pharmaceuticals, Ltd. as a marketing partner in Japan, CVI will participate in the second largest spherical lens market in the world when the health authorities have favorably reviewed our products. We're expecting Rohto to begin selling spherical lenses in Japan during 1999. CooperVision will manufacture the lenses and sell them to Rohto to market in Japan and throughout the Far East. While the revenue from these sales will reflect our OEM manufacturing status, our operating margins should reach their usual levels, as we will not incur many of our normal marketing expenses.

Finally, a thought about laser surgery and contact lenses.
We think that Laser Vision Correction (LVC) and contact lenses are complementary, not competitive. About 30 million people in North America wear contact lenses, and we estimate that about 20 million former lens wearers have dropped out of the market. They left because they no longer wanted the inconvenience of regularly caring for their lenses or because they no longer needed the social benefits that lenses can provide. Many left the market because toric technology had not advanced to where it is today and their vision was never crisp. We believe that most of the 200,000 or so patients who underwent LVC in 1998, came from this large pool of former lens wearers. These patients still want the benefits of contact lenses, but not the drawbacks, or they have occupational requirements that prevent their use. Even if all 200,000 LVC patients had given up contacts for the laser treatment, the negative impact on the 30-million wearer contact lens market would be minimal. In some cases, there's even a positive effect. When patients learn about the recent advances in contact lenses, especially those that correct astigmatism, and think about the potential negatives of LVC, some want to try lenses again.

What's ahead?
We expect growth in the North American toric market to continue at its current rate for the next several years. Improved toric technology and the continuing popularity of more frequently replaced toric lens regimens will help push the market ahead. We're also looking for the demand for soft toric lenses outside of North America to pick up as practitioners begin to appreciate the benefits of these products.

As for potential downsides, the North American spherical lens market was disappointing in 1998, and although we have a relatively small stake in it, we still need to determine the magnitude and duration of this market decline. While we do not see the toric market currently declining--it's up 16% this year--we must watch these trends closely and develop contingency plans to protect the growth of our operating income.

--------------------------------------------------------------------------------
Note:

   THE MARKET DATA IN THIS REPORT IS FROM CVI'S "CONTACT LENS MARKET ESTIMATES 1998-2003". IF YOU'D LIKE A COPY, PLEASE CONTACT COOPER'S INVESTOR RELATIONS DEPARTMENT.



COOPERSURGICAL

COOPERSURGICAL (CSI) MARKETS DIAGNOSTIC PRODUCTS, SURGICAL INSTRUMENTS AND ACCESSORIES TO THE WOMEN'S HEALTHCARE MARKET.

     The case for opportunity in the women's healthcare market continues to be compelling. Like many attractive markets, it's driven primarily by favorable demographics, and in this case, it gets an added boost from U.S. national politics. Women's life expectancy has increased by 30 years over the last century. In 1990, women comprised 59% of Americans over the age of 65 and 72% of the over 85 age group. As women live longer and join the work force in increasing numbers, industry, government and medical practitioners are recognizing their special healthcare requirements.

     Seven years ago, the National Institutes of Health, spurred in part by the Congressional Caucus for Women's Issues, began a major undertaking called the Women's Health Initiative. This is a $625 million study lasting 16 years that is designed to increase the understanding of women's health during the last third of their lives. In October 1998, Congress approved legislation to extend these and several other women's health programs at the Centers for Disease Control and Prevention. The bill also authorizes research on cardiovascular disease in women at the National Heart, Lung, and Blood Institute.

     The women's healthcare market is large and growing with three major segments--pharmaceuticals, capital equipment for hospitals and large clinics and in-office treatment. Each year, the 34,000 gynecologists in the United States record approximately 60 million office visits, assist in 4.6 million births and perform over two million surgical procedures. They treat conditions such as vaginitis, excessive menstrual bleeding, cancer and its precursors, non-malignant fibroid tumors and endometritis (an inflammation of the uterine lining). With the recent emphasis on preventive care, many managed care organizations now routinely reimburse common screening services such as PAP smears, osteoporosis evaluations and mammography. The cost pressures of managed care continue to move procedures from the hospital to the physician's office, and many women--some estimates are as high as 55% of women--now use their gynecologist as their general practitioner.

     CSI primarily targets the in-office practice where physicians screen, diagnose and treat the most commonly occurring gynecological conditions such as vaginitis. CSI also provides products for hospitals and clinics (including products for minimally invasive procedures) and reproductive medicine. In each of these, our strategy is to identify the most frequently performed procedures and surround physicians with the products used to do them.

     Historically, CSI has attempted to consolidate the in-office women's healthcare products market through acquisition. Since 1990, it has acquired nine companies or product lines, and its 1998 revenue of $28 million came primarily from these acquisitions. Typically, CSI consolidates an




                         TESTING FOR VAGINAL INFECTIONS

"No longer will physicians have to rely on costly laboratory tests or access to a microscope to diagnose bacterial vaginosis. The FemExam pH and Amines TestCard improves office testing by saving time and eliminating the need for in-office equipment."

Dr. Mark Newman,
an investigator for the U.S. Centers for Disease Control and Prevention and a maternal medicine specialist investigator.


                  VAGINAL INFECTIONS: HOW PREVALENT ARE THEY?

       Based on data from the Centers for Disease Control and Prevention and the National Disease and Therapeutic Index.

                                Number Reported       Estimated Actual Annual
Infection                       in 1996               Incidence (Number of Cases)
---------                       ---------------       ---------------------------
BACTERIAL

Gonorrhea                              325,883        up to 800,000
Chlamydia                              490,080        up to 4 million
Syphilis                                52,995        N/A
Chancroid                                  386        N/A

VIRAL

Human papillomavirus virus             180,000        up to 1 million
                                 office visits
Herpes simplex                         210,000        up to 500,000
                                 office visits

OTHER

Trichomoniasis                         250,000        up to 3 million
                                 office visits
Other vaginitis
(largely bacterial vaginosis
vulvovaginal candidiasis,
i.e. yeast)                        3.5 million        N/A
                                 office visits

SOURCE: NYIRJESY, M.D., PAUL, "MANAGING CHRONIC VAGINITIS" OBG MANAGEMENT, MAY 1998. THE TABLE WAS ADAPTED FROM A PRESENTATION BY JOHN M. DOUGLAS, M.D., DIRECTOR OF STD CONTROL, DENVER PUBLIC HEALTH DEPARTMENT, "CARING FOR WOMEN WITH VAGINAL INFECTIONS," A NATIONAL SATELLITE VIDEOCONFERENCE PRESENTED BY THE NATIONAL NETWORK OF STD/HIV PREVENTION TRAINING CENTERS, MARCH 12,1998.


The diagnostic technology on the FemExam pH and Amines TestCard is con- tained on a disposable card that is about the size of a credit card (shown half-size on the left). It is designed to replace the costly, subjective and inconvenient testing practices currently used. It provides accurate, definitive indications of elevated pH (pH greater than or equal to 4.7) and detects the presence of amines, which together, along with other symptoms, indicate that bacteria are present. Industry estimates of the potential for vaginitis testing approach 125 million tests annually.

Today, physicians diagnose bacterial vaginosis using a combination of pH measurement, subjective vaginal fluid amine evaluation, microscopy and symptom evaluation. The FemExam pH and Amines Test Card does not require a culture, microscopic evaluation or capital equipment and provides almost immediate results. Collecting vaginal fluid with a cotton swab and wiping it across the reagent portion of the card performs the tests. Clinical studies show that the FemExam pH and Amines TestCard, when used in conjunction with clinical impressions can accurately detect bacterial vaginosis. It is not only equivalent to the standard measurement criteria currently used, but it also can accurately predict when vaginosis is not present 97% of the time.

Eventually, CSI plans to introduce a series of test cards for other vaginal infections. The primary target markets are Trichomoniasis and yeast infection. The adjacent table indicates the large market potential for the diagnosis of vaginal infections.


NOTE:
     "OPTIMAL DIAGNOSIS OF VAGINITIS," A SUPPLEMENT TO THE NOVEMBER 1998 EDITION OF OBG MANAGEMENT IS AVAILABLE ON REQUEST FROM COOPER'S INVESTOR RELATION DEPARTMENT. IT REVIEWS CURRENT TRENDS IN THE DIAGNOSIS OF VAGINITIS.

acquired company's operations, including manufacturing, into its Connecticut facility within sixty days. This generates significant economies of scale that eventually boost margins. These acquisitions gave CSI the financial "critical mass" to allow it to introduce its own proprietary new products.

     One of these is the innovative digital colposcopy system, Cerveillance Scope, introduced in May 1998. Using Cerveillance, physicians can examine the cervix and then document, store and recall digital images of their findings. Cerveillance sales to date are meeting expectations.

     Another promising product introduced this year is the CooperSurgical InfraRed Coagulator, a device that creates infrared energy for contact coagulation of condylomas (genital lesions). Infrared coagulation is a simple, safe, rapid and exact technique that can be used on an outpatient basis without special training for physicians.

     CSI also introduced the FemExam pH and Amines TestCard in 1998. It is the first in a planned series of point-of-care diagnostic products in its FemExam Test Card System. This product can improve the quality of the information that practitioners now have to diagnose vaginitis, the most common gynecological condition presenting in the physicians' office, and bacterial vaginosis (BV), the most prevalent form of vaginitis. When not treated, BV has been associated with amniotic fluid infections, premature rupture of the amniotic sac, pre-term and low birth weight infants, endometritis and post-surgical complications.

     While early acceptance of this first FemExam card has been below our expectations due to yet unanswered questions about its medical economic benefit, we continue to believe that the FemExam System is a breakthrough technology. The slower than expected early sales do not change our long-term view of its potential.

     The FemExam pH and Amines TestCard is more objective than current testing practices and can save time, thus improving diagnostic accuracy and practice economics. We have begun formal cost benefit studies and programs to raise the third-party reimbursement level for the product. We have lowered our revenue expectations for 1999, but this slower ramp-up will not impact operating income, as 1999's planned marketing expenses have also been lowered.

     With CSI's new products and selective acquisitions, our objective is to double revenue to about $60 million in the next three years and then to grow it at twenty percent per year in the next five-year period.



COOPER GOING FORWARD

WE STRONGLY BELIEVE THAT OUR STRATEGIES FOR OUR VISION CARE AND WOMEN'S HEALTHCARE BUSINESSES CAN ALLOW US TO CAPTURE AN EXPANDING SHARE OF THESE TWO ATTRACTIVE MEDICAL DEVICE MARKETS OVER THE COMING YEARS.

     Our success, as always, depends on the hard work of our employees and our continuing commitment to shareholder value. We look forward to the challenges and opportunities of 1999.

     We also want to thank the many loyal Cooper shareholders that remained confident in our future throughout the dramatic decline in the market for small capitalization stocks during 1998. We are confident that Cooper's outlook for 1999 and beyond will reward your patience.


/s/ ALLAN E. RUBENSTEIN, M.D.
-----------------------------
ALLAN E. RUBENSTEIN, M.D.
Chairman of the Board



/s/ A. THOMAS BENDER
-----------------------------
A. THOMAS BENDER
President and Chief Executive Officer


January 27, 1999


INDEX TO FINANCIAL INFORMATION

      FIVE YEAR FINANCIAL HIGHLIGHTS                                   18
      TWO YEAR QUARTERLY INFORMATION                                   19
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS                 20
      MANAGEMENT'S STATEMENT REGARDING FINANCIAL REPORTING             26
      INDEPENDENT AUDITORS' REPORT                                     27
      CONSOLIDATED STATEMENTS OF INCOME                                28
      CONSOLIDATED BALANCE SHEETS                                      29
      CONSOLIDATED STATEMENTS OF CASH FLOWS                            30
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       32
      QUARTERLY COMMON STOCK PRICE RANGE                               54


                                                  FIVE YEAR FINANCIAL HIGHLIGHTS

                         FIVE YEAR FINANCIAL HIGHLIGHTS

CONSOLIDATED OPERATIONS

                                                                                Years Ended October 31,
(In thousands, except per share amounts)                        1998          1997         1996         1995         1994

Net operating revenue                                      $ 147,192     $  88,769     $ 66,118     $ 55,296     $ 51,034
                                                           --------------------------------------------------------------
Gross profit                                               $  91,428     $  61,444     $ 46,207     $ 37,747     $ 33,128
                                                           --------------------------------------------------------------
Income from continuing operations before income taxes      $  23,087     $  16,936     $ 11,167     $  6,121     $ (9,536)
(Benefit of) provision for income taxes                      (34,723)      (26,735)      (4,438)          43       (4,600)
                                                           --------------------------------------------------------------
Income (loss) from continuing operations before
 extraordinary item                                           57,810        43,671       15,605        6,078       (4,936)
Discontinued operations, net of taxes:
Income before extraordinary item                               4,336         4,719          998       (5,963)         239
Loss from disposal                                           (22,300)      (18,000)        --           --             --
Extraordinary item                                              --            (469)        --           --             --
                                                           --------------------------------------------------------------
                                                             (17,964)      (13,750)         998       (5,963)         239
                                                           --------------------------------------------------------------

Income (loss) before extraordinary item                       39,846        29,921       16,603          115       (4,697)
Extraordinary item, net                                         --           1,461         --           --            --
                                                           --------------------------------------------------------------
Net income (loss)                                             39,846        31,382       16,603          115       (4,697)
Less, preferred stock dividends                                 --            --           --           --             89
                                                           --------------------------------------------------------------
Net income (loss) applicable to common stock               $  39,846     $  31,382     $ 16,603     $    115     $ (4,786)
                                                           --------------------------------------------------------------

Diluted earnings (loss) per share:
Continuing operations                                      $    3.79     $    3.33     $   1.32     $   0.52     $  (0.49)
Discontinued operations                                        (1.18)        (1.05)        0.09        (0.51)        0.02
Extraordinary item, net                                         --            0.11         --           --           --
                                                           --------------------------------------------------------------
Earnings (loss) per share                                  $    2.61     $    2.39     $   1.41     $   0.01     $  (0.47)
                                                           --------------------------------------------------------------
Average number of shares used to compute diluted
 earnings per share                                           15,269        13,120       11,794       11,667       10,193

Memo diluted earnings per share data:
Income from continuing operations before income taxes      $    1.51     $    1.29     $   0.95     $   0.52     $  (0.94)
                                                           --------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
-------------------------------------------------------------------------------------------------------------------------

                                                                                       October 31,
(In thousands)                                                  1998          1997         1996          1995        1994

Current assets*                                            $ 116,077     $ 100,574     $ 58,712     $ 52,185     $ 58,927
Property, plant and equipment, net                            34,234         7,634        4,650        3,974        3,591
Intangible assets, net                                        84,308        32,274       16,864        9,901        9,669
Other assets                                                  61,422        30,142        4,004        1,417          937
                                                           --------------------------------------------------------------
Total assets                                               $ 296,041     $ 170,624     $ 84,230     $ 67,477     $ 73,124
                                                           --------------------------------------------------------------

Current liabilities**                                      $  46,701     $  29,118     $ 26,318     $ 27,321     $ 32,391
Long-term debt                                                78,677         9,125       37,912       34,268       34,815
Other long-term liabilities                                   25,410        20,848        4,670        7,637        9,572
                                                           --------------------------------------------------------------
Total liabilities                                            150,788        59,091       68,900       69,226       76,778
Stockholders' equity (deficit)                               145,253       111,533       15,330       (1,749)      (3,654)
                                                           --------------------------------------------------------------
Total liabilities and stockholders' equity                 $ 296,041     $ 170,624     $ 84,230     $ 67,477     $ 73,124
                                                           --------------------------------------------------------------



All prior periods have been restated to present Hospital Group of America as a discontinued operation (see Note 3)
 *Includes net assets of discontinued operations.
**Includes current installments of long-term debt


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

TWO YEAR QUARTERLY FINANCIAL DATA

                       TWO YEAR QUARTERLY FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------------
                                                              First         Second          Third         Fourth
                                                            Quarter        Quarter        Quarter        Quarter
-----------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 29,384       $ 37,450       $ 39,709       $ 40,649
                                                           ------------------------------------------------------
Gross profit                                               $ 18,107       $ 24,423       $ 24,836       $ 24,062
                                                           ------------------------------------------------------
Income from continuing operations before income taxes      $  4,894       $  6,873       $  7,429       $  3,891
Benefit of income taxes**                                      (449)          (505)          (910)       (32,859)
                                                           ------------------------------------------------------
Income from continuing operations                             5,343          7,378          8,339         36,750
Discontinued operations, net of taxes:
  Income before extraordinary item                              650          1,105          1,835            746
  Loss from disposal                                           --             --             --          (22,300)
                                                           ------------------------------------------------------
Loss from discontinued operations                               650          1,105          1,835        (21,554)
                                                           ------------------------------------------------------
Net income                                                 $  5,993       $  8,483       $ 10,174       $ 15,196
                                                           ------------------------------------------------------
Diluted earnings per share*:
  Continuing operations                                    $   0.35       $   0.48       $   0.54       $   2.45
  Discontinued operations                                      0.04           0.07           0.12          (1.44)
                                                           ------------------------------------------------------
  Net income                                               $   0.39       $   0.55       $   0.66       $   1.01
                                                           ------------------------------------------------------
Number of shares used to compute diluted
  earnings per share                                         15,354         15,443         15,342         14,978
                                                           ------------------------------------------------------
Memo diluted earnings per share data:
Income from continuing operations before income taxes      $   0.32       $   0.45       $   0.48       $   0.26
                                                           ------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1997
-----------------------------------------------------------------------------------------------------------------

Net sales                                                  $ 17,027       $ 20,630       $ 24,951       $ 26,161
                                                           ------------------------------------------------------
Gross profit                                               $ 11,996       $ 14,526       $ 16,674       $ 18,248
                                                           ------------------------------------------------------
Income from continuing operations before income taxes      $  2,630       $  3,714       $  4,658       $  5,934
Benefit of income taxes**                                      (422)          (455)        (1,063)       (24,795)
                                                           ------------------------------------------------------
Income from continuing operations before
  extraordinary item                                          3,052          4,169          5,721         30,729
Discontinued operations, net of taxes:
  Income before extraordinary item                              258          1,204          1,465          1,792
  Loss from disposal                                           --             --             --          (18,000)
Extraordinary item                                             --             --             --             (469)
                                                           ------------------------------------------------------
Loss from discontinued operations                               258          1,204          1,465        (16,677)
                                                           ------------------------------------------------------
Income before extraordinary item                              3,310          5,373          7,186         14,052
Extraordinary item, net                                        --             --             --            1,461
                                                           ------------------------------------------------------
Net income                                                 $  3,310       $  5,373       $  7,186       $ 15,513
                                                           ------------------------------------------------------
Diluted earnings per share*:
  Continuing operations                                    $   0.26       $   0.34       $   0.44       $   2.02
  Discontinued operations                                      0.02           0.10           0.11          (1.10)
  Extraordinary item                                           --             --             --             0.10
                                                           ------------------------------------------------------
  Net income                                               $   0.28       $   0.44       $   0.55       $   1.02
                                                           ------------------------------------------------------
Number of shares used to compute diluted
  earnings per share                                         11,921         12,243         13,012         15,249
                                                           ------------------------------------------------------
Memo diluted earnings per share data:
Income from continuing operations before income taxes      $   0.22       $   0.30       $   0.36       $   0.39
                                                           ------------------------------------------------------

All prior periods have been restated to present Hospital Group of America as a discontinued operation (see Note 3)

*The sum of earning per share for the four quarters is different from the full year amount as a result of computing the quarterly and full year amounts on the weighted average number of common shares outstanding in the respective periods.

**Includes a tax benefit of $33.3 million and $25 million for the reduction of the valuation allowance against the deferred tax assets in the fourth quarters of fiscal 1998 and 1997, respectively.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note numbers refer to the "Notes to Consolidated Financial Statements" of the Company beginning on page 32 of this report.

RESULTS OF OPERATIONS
Comparison of each of the fiscal years in the three year period ended October 31, 1998.

NET SALES
Consolidated net sales grew 66% in 1998 and 34% in 1997.

Net sales of the Company's CooperVision ("CVI") and CooperSurgical ("CSI") business units have shown consistent growth over the three-year period:

(In thousands)            1998 vs. 1997             1997 vs. 1996

BUSINESS UNIT

CVI                 $55,197          86%        $15,121       31%

CSI                 $ 3,220          13%        $ 7,536       44%



1998 vs. 1997

Net sales of CVI products increased primarily due to the acquisition of Aspect Vision Care Limited ("Aspect") (see Note 2) and sales growth achieved in planned replacement contact lenses in North America. The acquisition of Aspect accounted for 63% of the sales growth and represented approximately 29% of CVI's 1998 sales. In North America, sales of disposable-planned replacement toric lenses grew by approximately 74%, and sales of disposable-planned replacement spherical lenses grew approximately 79%. Sales of toric lenses to correct astigmatism, CVI's leading product group, grew 38% for the year and accounted for 38% of CVI's sales. In March 1997, the Company acquired Natural Touch, a line of opaque, cosmetic contact lenses that contributed $5.4 million to 1998 sales. These increases were partially offset by anticipated declines in sales of mature product lines.

     In February 1998, CVI introduced the Frequency 55 disposable-planned replacement spherical lens in the United States. The worldwide market for disposable-planned replacement spherical lenses represents about 60% of the total worldwide contact lens market.

     In May 1998, CVI introduced two new toric products: Hydrasoft Toric Options, a custom planned replacement toric lens for astigmatic patients with complex corrections, and Frequency 55 Toric, a planned replacement lens designed for two-week or monthly replacement, positioned in the low-priced segment of the disposable-planned replacement toric market.

     The Company believes that CVI is well-positioned to compete successfully in the contact lens market, particularly with its Preference and Frequency 55 line of planned replacement lenses and its line of custom toric lenses.

     At CSI, net sales increased by 13% principally due to sales of Marlow Surgical Technologies, Inc. ("Marlow") products, acquired in April 1997 and Hyskon, a hysteroscopy fluid used by gynecologists in certain surgical procedures, acquired in December 1997.

     CSI introduced three new product lines at the 1998 meeting of the American College of Obstetricians and Gynecologists:

     The Cerveillance Scope, an instrument that uses digital imaging and proprietary software to provide enhanced visualization and documentation in examinations of the cervix.

     The CooperSurgical Infrared Coagulator, an instrument to perform a nonsurgical, noninvasive procedure to treat genital lesions in the physician's office. This technique coagulates tissue without carbonization, providing the surgeon with a smoke free environment that reduces the possibility of contamination.

     The FemExam pH and Amines TestCard, the first in a series of patented diagnostic tests in the FemExam TestCard System that CSI recently licensed. These tests are used, primarily in the physician's office, to rapidly and economically screen and diagnose common vaginal infections such as bacterial vaginosis, yeast and trichomonasis.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

1997 VS. 1996

CVI's net sales grew 31% due primarily to increased sales of toric lenses, CVI's leading product group, which grew by 40% and sales of the Preference spherical product lines, which grew 22%. Also, the addition of two new products, Natural Touch, a line of opaque, cosmetic lenses acquired in March 1997, and Encore, a line of planned replacement lenses, increased net sales 6%.

     Net sales of CSI increased 44%. Women's healthcare products grew approximately 56%, primarily because of sales of Marlow products and Unimar products, acquired in April 1996. The increased sales of these products were partially offset by expected reductions in non-strategic or non-gynecologic product sales.

COST OF SALES/GROSS PROFIT

Gross profit as a percentage of net sales ("margin") was as follows:

         MARGIN           1998     1997     1996
         CVI               64%      76%      77%
         CSI               55%      52%      51%
         Consolidated      62%      69%      70%


     CVI's margin declined in 1998 vs. 1997 due to the acquisition of Aspect, whose products have lower margins, and increased sales of lower margin Natural Touch products. Also, in the fourth quarter of 1998, CVI incurred estimated costs of $1.7 million for rationalizing contact lens manufacturing, filling backorders and new product start-up inefficiencies. Margins on CVI's toric and other specialty lines of contact lenses have maintained their strong levels. Despite the anticipated margin decrease and the additional fourth quarter costs, CVI's gross profit grew by 57% over 1997, fueled by rapid sales growth.

     CVI's margin declined in 1997 compared with 1996 due primarily to a write-off of approximately $300,000 of inventory related to an unsuccessful attempt to enter the over-the-counter ophthalmic pharmaceutical market in Canada and increased sales of lower margin Natural Touch products.

     CSI's margins have improved over the three-year period, reflecting the successful implementation of programs to more efficiently manufacture Unimar and Marlow products. In the absence of a material acquisition of lower margin products, Management expects that new and future proprietary products, after initial start-up phase, will command higher margins and that CSI's margins will continue to improve.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ("SGA")

(In thousands)       1998         1997           1996
CVI               $38,530      $23,756        $17,281
CSI                10,686        8,813          6,243
Corporate/Other     7,010        5,768          6,193
                  -------      -------        -------
                  $56,226      $38,337        $29,717



     Consolidated SGA increased by 29% in 1997 and 47% in 1998. Over the same periods, consolidated revenue grew 34% and 66%, respectively, resulting in consistent improvement in the ratio of SGA to sales from 45% of sales in 1996 to 43% in 1997 and 38% in 1998.

     SGA at CVI increased by 62% in 1998 and 37% in 1997. The increase in 1998 was primarily due to the Aspect acquisition. Also, in the fourth quarter, CVI incurred an estimated $1 million in SGA related to product launches, some of which experienced delays. The increase in 1997 resulted primarily from investments in selling, promotion and distribution costs required by the 31% increase in net sales, and an accrual for a potential environmental cleanup at one of its locations (see Note 11). As a percentage of its sales, CVI's SGA was 32% in 1998, 37% in 1997 and 35% in 1996.

     The 1998 and 1997 SGA increases at CSI were due primarily to the acquisition of Marlow in 1997 and Unimar in 1996 (see Note 2).

     The 1998 increase in Corporate/Other SGA was caused primarily by additional legal costs incurred to settle certain litigations and higher headquarters operating costs due to expanded responsibilities for international operations. The decrease in 1997 vs. 1996 SGA was primarily due to ongoing savings realized from reduced insurance costs and a 1995 restructuring.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense was $1.9 million or 1% of net sales in 1998, $1.7 million or 2% in 1997 and $1.2 million or 2% in 1996.

     The current level of research and development spending is expected to remain stable as a percentage of sales, as the


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Company is focusing on acquiring products that will be marketable immediately or in the short-term, rather than on funding longer-term, higher-risk research and development projects.

AMORTIZATION OF INTANGIBLES

Amortization of intangibles was $3.6 million in 1998, $1.6 million in 1997 and $1 million in 1996. The increase in each year reflects the effect of acquisition activity during the three-year period (see Note 2).

INCOME FROM OPERATIONS

As a result of the activities discussed above, income from operations improved by $15.4 million in 1998 vs. 1996. Income from operations by business unit and Corporate/Other was:



                                            Years Ended October 31,
(In thousands)                       1998               1997               1996

CVI                              $ 34,574           $ 23,101           $ 19,065
CSI                                 2,136              2,476              1,667
Corporate/other                    (7,010)            (5,774)            (6,462)
                                 ----------------------------------------------
                                 $ 29,700           $ 19,803           $ 14,270
                                 ----------------------------------------------
Percent growth                         50%                39%


INVESTMENT INCOME, NET

Investment income, net includes interest income of $311,000, $344,000 and $207,000 in 1998, 1997 and 1996, respectively. The decrease in interest income in 1998 reflected the expenditure of cash to partially fund the Aspect acquisition. Interest income increased in 1997 because of higher investment balances primarily from cash received from the Company's follow-on offering, net of certain debt repayments.

SETTLEMENT OF DISPUTES, NET

In 1998, the Company recorded a charge to income of $1.3 million ($1.1 million in the fourth quarter) to settle the dispute between the Company and GT Laboratories (see Note 11) and certain other smaller matters. In 1997, the $104,000 credit resulted from the reversal of an accrual no longer required.

OTHER INCOME (LOSS), NET

The change in other income (loss), net from a loss of $141,000 in 1997 to income of $561,000 in 1998, primarily related to foreign exchange transactions. In 1997, the weakness of the Canadian dollar against the U.S. dollar resulted in a foreign exchange loss of $142,000. In 1998, the Company had a net foreign exchange gain of $591,000, including a gain of $850,000 as a result of the U.S. dollar amount of Pound Sterling denominated liabilities on the Company's books being reduced by the weakening in the Pound Sterling exchange rate prior to such liability being hedged. In 1996, the change in the foreign exchange rate was not a material factor.

INTEREST EXPENSE

Interest expense was $6.3 million in 1998, $3.2 million in 1997 and $3.4 million in 1996. The increase in interest expense in 1998 vs. 1997 reflects debt used to finance a portion of the Aspect acquisition (see Note 2). The decrease in interest expense in 1997 vs. 1996 resulted from the redemption of the Company's 10 5/8% Convertible Subordinated Reset Debentures in April 1997 and 10% Senior Subordinated Secured Notes in September 1997.

INCOME TAXES

Details of the Company's income tax benefit for each year in the three-year period ended October 31, 1998 are set forth in Note 5. The 1998 provision for federal and state taxes of $933,000 and foreign provision of $131,000 and the utilization of foreign deferred tax asset of $168,000 was offset by the recognition of an income tax benefit of $36 million from reducing the valuation allowance against net U.S. deferred tax assets, based on Management's belief that the Company's future results will enable it to utilize this asset. The 1997 provision for federal and state taxes of $545,000 was offset by a reversal of $215,000 of tax accruals no longer required and the recognition of an income tax benefit of $27.1 million from reducing the valuation allowance against net deferred tax assets. The 1996 provision for federal and state taxes of $325,000 was offset by a reversal of $615,000 of tax accruals no longer required and the recognition of an income tax benefit of $4.1 million from reducing the valuation allowance against net deferred tax assets.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations is income derived from the Company's Hospital Group of America, Inc. ("HGA") business unit, which was declared a discontinued operation by the Board of Directors in October 1998 (see Note 3). The reported income of $4.3 million, $4.7 million and $1 million for fiscal years ended 1998, 1997 and 1996, respectively, is net of income tax expense (benefit) of $130,000, $129,000 and ($50,000), respectively.

LOSS FROM DISPOSAL OF DISCONTINUED OPERATIONS

In 1998, the Company wrote down the net assets of HGA by $22.3 million to the estimated fair market value of its net assets in anticipation of the sale of the business. HGA is accounted for as a discontinued operation (see Note 3).

     In 1997, $18 million was charged to discontinued operations which related to a settlement made in 1993 with Medical Engineering Corporation (see Note 11).

EXTRAORDINARY ITEM, NET

Continuing Operations:
In 1997, the Company recorded a net extraordinary gain of $1.5 million on the early extinguishment of a portion of its long-term debt.

Discontinued Operations:
The $500,000 charge in 1997 reflected early extinguishment of debt recorded by HGA.

CAPITAL RESOURCES & LIQUIDITY

The Company grew significantly in 1998, primarily due to the Aspect acquisition. Aspect provides distribution channels for CVI products in European markets and an additional range of products for CVI to sell in North America. Aspect also enabled CVI to enter the biweekly and monthly lens replacement market in the U.S.--the largest segment of the U.S. contact lens market. The integration of Aspect and the expansion of manufacturing capacity at both Aspect and CVI's United States plants resulted in an unusually high level of capital expenditures in 1998. The Company's investment in inventory for new products was also unusually high in 1998. Management expects investments in both of these to decrease in 1999.

     Cash provided by operating activities totaled $11.4 million in 1998 and $11.7 million in 1997. Pre-launch inventory buildup of $6.9 million and the Aspect acquisition significantly reduced 1998 operating cash flow. Aspect made over $3 million of one-time payments shortly after the acquisition, and made a tax payment of approximately $3 million in the second quarter for its tax liability on pre-acquisition operations.

     Cash used by investing activities was $59.3 million in 1998 vs. $17.5 million in 1997. Primary uses of cash for investing activities included payments of approximately $21.6 million for the acquisition of Aspect (see Note 2); the Hyskon product line purchase for $2.3 million; the purchase, for $10 million, of a 10% equity position in Litmus Concepts Inc. and an exclusive license to distribute Litmus' FemExam TestCard System in the U.S. and Canada. It also included capital expenditures of nearly $20 million, which included approximately $9.5 million to increase CVI's manufacturing capacity for disposable-planned replacement lenses. The principal uses of cash in 1997 included capital expenditures of $7.7 million, $3 million for the acquisition of the Natural Touch line of opaque contact lenses, $4.1 million for the acquisition of Marlow and an investment of $2.2 million in escrow funds restricted to expansion of CooperVision's Scottsville, New York, facility.

     In 1998, the Company obtained $37.3 million in cash flow from financing activities to fund the Aspect acquisition and the other major items discussed under investing cash flows. The financing activities primarily related to a $21.8 million draw from the KeyBank line of credit, the Midland Bank loan of $17.4 million, a net increase in capitalized leases of $8 million and Aspect obtaining $4.2 million of additional debt. The Company also repaid the $4.2 million Unimar Promissory Note and $1 million of the Wesley-Jessen Promissory Note. Financing activities included the purchase of treasury stock, which was authorized by the Board of Directors in September 1998. At October 31, 1998 the Company had repurchased 486,000 shares of the Company's stock at a cost of approximately $8 million.

     For the fiscal year ended October 31, 1998, the Company failed to meet one of the financial covenants in its KeyBank credit facility and received a waiver. KeyBank has amended the credit agreement by reducing the ratio required by such covenant, and the Company anticipates that it will remain in compliance in the future (see Note 6).


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

The Company is exposed to risks caused by changes in foreign exchange, principally Pounds Sterling denominated debt. The Company has hedged most of this risk by entering into contracts to buy Sterling forward. The Company is also exposed to risks associated with changes in interest rates, as the interest rate on certain of its debt varies with the London Interbank Offered Rate. The Company has protected itself against this risk by entering into agreements to swap most of its variable rate debt for fixed rate debt (see Note 7).

OUTLOOK

Management believes that cash flow from operations will fund ongoing operations. Financings may be required to fund further plant expansion in Europe, additional purchases of the Company's common stock and other acquisitions, if completed. At October 31, 1998, the Company had $3.6 million available under the KeyBank line of credit. Management anticipates that additional financing would be available when and if required.

YEAR 2000

The Year 2000 ("Y2K") problem exists today because programmers who developed computer systems and applications over the past few decades used two digit date codes to designate the year. This creates a problem in the year 2000 in that many systems will recognize "00" as the year 1900 not the year 2000. Those systems that are not fixed may abort or produce erroneous data once the year 2000 arrives.

     The Company has completed an in-depth review of the financial and operational systems at each of its business units and is implementing a Y2K compliance program, which is expected to be substantially completed by mid-1999. It is taking all reasonable steps to confirm that all of its critical business systems, software and equipment that consider and process date-related information will continue to function properly after December 31, 1999.

     The Company initiated compliance programs in 1995 to modify its proprietary software, and many of the required changes have been completed. Software that was recently purchased requires minimal modification and the Company will ensure that any new software purchased will be Y2K compliant. It intends to use both internal and external resources to reprogram, or replace, and test its software for Y2K modifications. The Company has identified a person at each of its major operations who is responsible for Y2K compliance and has also appointed a Y2K Compliance Officer for the corporation. The Compliance Officer reports to the Board of Directors on the status of the Company's programs.

     The Company has experienced significant growth in the past three years and is planning to begin implementation of a broad-based Enterprise Resource Planning ("ERP") system throughout its major CVI operations in the U.S. and the U.K. in 1999. The new ERP system will be Y2K compliant. In any event, as part of its contingency plan, CVI will assure that all of its existing systems are Y2K compliant prior to the conversion to the new system. In addition, at Aspect Vision, its recently acquired contact lens business in the U.K., plans are in place to build additional contact lens inventory prior to the millennium to assure there is no disruption in the flow of products to its customers.

     The Company has or is currently ensuring Y2K compliance of all business systems and does not anticipate Y2K problems with these. It also has or is currently communicating with vendors to determine their Y2K compliance and is not aware of third party Y2K issues that could materially affect its operations.

     The Company will continue to devote adequate resources to address its Y2K issues. However, it cannot assure that its systems and products do not contain undetected Y2K problems, that it will not experience operating difficulties as a result of Y2K issues or that its new systems will be implemented in time to avoid the probability of Y2K problems. Further, it cannot assure that the Company's assessment of suppliers and vendors will be accurate.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company has developed contingency plans to identify and mitigate potential Y2K problems and assess their impact on its operations. These plans will be designed to protect its assets, continue safe operations and allow any interrupted operations to resume in a timely fashion. The Company has developed contingency plans to respond to equipment failures, emergencies and business interruptions. However, contingency planning for Y2K issues is complicated by possible multiple and simultaneous incidents, which could significantly delay efforts to respond and resume normal business. Such incidents may be outside of the Company's control, for example if third parties, providing goods and/or services critical to the Company's operations, do not successfully address their own material Y2K problems.

     Based on its Y2K assessment, the Company anticipates that the cost of upgrading or replacing its programs, systems and equipment will not materially affect its financial position. The total expenditures, including capital, required to be Y2K compliant are currently estimated at $500,000. Approximately $74,000 has been expended to date.

INFLATION AND CHANGING PRICES

Inflation has had little effect on the Company's operations in the last three years.

IMPACT OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ISSUED BUT NOT ADOPTED See Footnote 1 on page 32 of this report.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                             MANAGEMENT'S STATEMENT

The financial statements and other financial information in this report are Management's responsibility. They were prepared according to generally accepted accounting principles and, accordingly, include amounts based on Management's informed estimates and judgments. Other financial information in this report is consistent with that in the financial statements.

The Company's accounting systems include controls to reasonably assure that assets are safeguarded and financial statements conform to generally accepted accounting principles. These systems are supplemented by selecting and training qualified personnel and by an organizational structure that provides for appropriate separation of duties.

The Board of Directors, through its Audit and Finance Committee of three outside directors is responsible to determine that Management fulfills its responsibilities regarding preparation of financial statements and maintenance of financial control over operations. The Audit and Finance Committee recommends to the Board of Directors appointment of the Company's independent certified public accountants subject to ratification by the stockholders. It meets regularly with Management and the independent accountants. The independent accountants have access to the Audit and Finance Committee without Management present, to discuss auditing and financial reporting.

KPMG LLP has been the Company's independent certified public accountants since 1980 when the Company incorporated. KPMG provides an objective, independent review of the fairness of reported operating results and financial position. Their report appears on page 27.



   /s/ A. THOMAS BENDER               /s/ ROBERT S. WEISS
   --------------------------         --------------------------
   A. Thomas Bender                   Robert S. Weiss
   President                          Executive Vice President
   and Chief Executive Officer        Treasurer and Chief Financial Officer


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
THE COOPER COMPANIES, INC.:

We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 1998 and 1997 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended October 31, 1998. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1998, in conformity with generally accepted accounting principles.

                                                  /s/ KPMG LLP

San Francisco, California
December 10, 1998


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                               CONSOLIDATED STATEMENTS OF INCOME

                       CONSOLIDATED STATEMENTS OF INCOME


-------------------------------------------------------------------------------------------------------
                                                                         Years Ended October 31,
-------------------------------------------------------------------------------------------------------
(In thousands, except per share figures)                          1998            1997            1996
-------------------------------------------------------------------------------------------------------
Net sales                                                    $ 147,192       $  88,769       $  66,118
Cost of sales                                                   55,764          27,325          19,911
                                                             ------------------------------------------
Gross profit                                                    91,428          61,444          46,207
Selling, general and administrative expense                     56,226          38,337          29,717
Research and development expense                                 1,944           1,739           1,176
Amortization of intangibles                                      3,558           1,565           1,044
                                                             ------------------------------------------
Income from operations                                          29,700          19,803          14,270
                                                             ------------------------------------------
Investment income, net                                             329             344             238
Settlement of disputes, net                                      1,250            (104)           --
Other income (loss), net                                           561            (141)             80
Interest expense                                                 6,253           3,174           3,421
                                                             ------------------------------------------
Income from continuing operations before
  income taxes                                                  23,087          16,936          11,167
Add, benefit of income taxes                                    34,723          26,735           4,438
                                                             ------------------------------------------
Income from continuing operations before
  extraordinary item                                            57,810          43,671          15,605
Discontinued operations, net of taxes:
   Income before extraordinary item                              4,336           4,719             998
   Loss from disposal                                          (22,300)        (18,000)           --
   Extraordinary item                                             --              (469)           --
                                                             ------------------------------------------
                                                               (17,964)        (13,750)            998
                                                             ------------------------------------------
Income before extraordinary item                                39,846          29,921          16,603
Extraordinary item, net                                           --             1,461            --
                                                             ------------------------------------------
Net income                                                   $  39,846       $  31,382       $  16,603
                                                             ------------------------------------------

Basic earnings per share:
   Continuing operations before extraordinary item           $    3.90       $    3.42       $    1.34
   Discontinued operations                                       (1.21)          (1.07)           0.09
   Extraordinary item, net                                        --              0.11            --
                                                             ------------------------------------------
   Earnings per share                                        $    2.69       $    2.46       $    1.43
                                                             ------------------------------------------

Diluted earnings per share:
   Continuing operations before extraordinary item           $    3.79       $    3.33       $    1.32
   Discontinued operations                                       (1.18)          (1.05)           0.09
   Extraordinary item, net                                        --              0.11            --
                                                             ------------------------------------------
   Earnings per share                                        $    2.61       $    2.39       $    1.41
                                                             ------------------------------------------
   Number of shares used to compute earnings per share:
         Basic                                                  14,828          12,759          11,646
                                                             ------------------------------------------
         Diluted                                                15,269          13,120          11,794
                                                             ------------------------------------------


See accompanying notes to consolidated financial statements.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                          CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------------
                                                                                                October 31,
----------------------------------------------------------------------------------------------------------------
(In thousands)                                                                             1998            1997
----------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------
Current assets:
         Cash and cash equivalents                                                    $   7,333       $  18,249
         Accounts receivable, less allowances of $1,087 in 1998 and $721 in 1997         24,426          13,150
         Inventories                                                                     30,349          14,921
         Deferred tax asset                                                              15,057           5,031
         Net assets of discontinued operations                                           29,206          46,842
         Prepaid expenses and other current assets                                        9,706           2,381
                                                                                      --------------------------
           Total current assets                                                         116,077         100,574
                                                                                      --------------------------
Property, plant and equipment at cost                                                    45,079          16,804
  Less accumulated depreciation and amortization                                         10,845           9,170
                                                                                      --------------------------
                                                                                         34,234           7,634
                                                                                      --------------------------
Goodwill and other intangibles, net                                                      84,308          32,274
Deferred tax asset                                                                       52,754          26,182
Other assets                                                                              8,668           3,960
                                                                                      --------------------------
                                                                                      $ 296,041       $ 170,624
                                                                                      --------------------------

----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------
Current liabilities:
         Notes payable                                                                $   4,612             $--
         Current installments of long-term debt                                           6,958             438
         Accounts payable                                                                 8,393           6,561
         Employee compensation and benefits                                               5,087           4,155
         Other accrued liabilities                                                       12,664           8,830
         Accrued income taxes                                                             8,987           9,134
                                                                                      --------------------------
           Total current liabilities                                                     46,701          29,118
                                                                                      --------------------------
Long-term debt                                                                           78,677           9,125
Other noncurrent liabilities                                                             25,410          20,848
                                                                                      --------------------------
           Total liabilities                                                            150,788          59,091
                                                                                      --------------------------
Commitments and Contingencies (see Note 11)
Stockholders' equity
         Preferred stock, 10 cents par value, shares authorized:
           1,000: zero shares issued or outstanding                                        --              --
         Common stock, 10 cents par value, shares authorized:
           20,000: issued: 14,912 and 14,798 at October 31, 1998
           and 1997, respectively                                                         1,491           1,480
         Additional paid-in capital                                                     251,167         249,213
         Other equity                                                                      (829)           (731)
         Accumulated deficit                                                            (98,583)       (138,429)
         Less:
           Treasury stock at cost, 486 shares at October 31, 1998                        (7,993)           --
                                                                                      --------------------------
           Stockholders' equity                                                         145,253         111,533
                                                                                      --------------------------
                                                                                      $ 296,041       $ 170,624
                                                                                      --------------------------

See accompanying notes to consolidated financial statements.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


------------------------------------------------------------------------------------------------
                                                                    Years Ended October 31,
------------------------------------------------------------------------------------------------
(In thousands)                                                1998           1997          1996
------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                $ 39,846       $ 31,382       $ 16,603
Adjustments to reconcile net income to net cash
 provided by operating activities:
Deferred income taxes                                      (35,787)       (27,065)        (4,148)
Depreciation expense                                         4,678          2,922          2,629
Provision for doubtful accounts                              1,813          2,336          1,849
Amortization expense                                         3,738          1,345            723
Loss from disposal of discontinued operations               22,300         18,000           --
Extraordinary item                                            --             (992)          --
Change in operating assets and liabilities excluding
         effects from acquisitions:
         Receivables                                        (3,910)        (7,521)        (4,998)
         Inventories                                        (6,933)        (3,855)          (445)
         Other assets                                         (952)          (356)           266
         Accounts payable                                    1,130          2,916            166
         Accrued liabilities                                (5,949)        (4,021)        (4,488)
         Income taxes payable                               (5,104)          (423)          (459)
         Other long-term liabilities                        (3,973)        (3,044)        (4,287)
         Other                                                 471            107             46
                                                          --------------------------------------
Cash provided by operating activities                       11,368         11,731          3,457
                                                          --------------------------------------
Cash flows from investing activities:
Purchases of assets and businesses                         (34,298)        (7,145)        (4,080)
Purchases of property, plant and equipment                 (19,573)        (7,735)        (3,182)
Investment in escrow fund                                     --           (2,216)          --
Investment in options, net                                  (5,419)          --             --
Other                                                         --             (357)           756
                                                          --------------------------------------
Cash used by investing activities                          (59,290)       (17,453)        (6,506)
                                                          --------------------------------------




See accompanying notes to consolidated financial statements.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS -- CONCLUDED

               CONSOLIDATED STATEMENTS OF CASH FLOWS -- CONCLUDED


-------------------------------------------------------------------------------------------------
                                                                    Years Ended October 31,
-------------------------------------------------------------------------------------------------
(In thousands)                                                1998           1997           1996
-------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from long-term line of credit                    $ 36,500       $   --         $   --
Repayment of long-term line of credit                      (14,700)          --             --
Principal payments on long-term obligations                 (7,603)          --             --
Proceeds from long-term borrowings                          29,682          3,000          1,320
Net borrowings under short-term agreements                   1,011           --             --
Purchase of Treasury Stock                                  (7,993)          --             --
Net payments of other notes payable and
   current long-term debt                                     --             (112)        (1,808)
Net proceeds from follow-on offering                          --           50,388           --
Early retirement of debt                                      --          (35,740)          --
Repayment of line of credit, net                              --             --           (1,025)
Other                                                          430           (402)           192
                                                          ---------------------------------------
Cash provided (used) by financing activities                37,327         17,134         (1,321)
                                                          ---------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                            (321)          --             --
Net increase (decrease) in cash and cash equivalents       (10,916)        11,412         (4,370)
Cash and cash equivalents at beginning of year              18,249          6,837         11,207
                                                          ---------------------------------------
Cash and cash equivalents at end of year                  $  7,333       $ 18,249       $  6,837
                                                          ---------------------------------------
Supplemental disclosures of cash flow information:
Cash paid for:
Interest (net of amounts capitalized)                     $  4,536       $  4,783       $  4,880
                                                          ---------------------------------------
Income taxes                                              $  5,846       $    742       $    119
                                                          ---------------------------------------


-------------------------------------------------------------------------------------------------
                                                              1998           1997           1996
-------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing
   and financing activities:
Acquisitions (see Note 2):
Fair value of assets acquired                             $ 93,406       $ 18,574       $  9,661
Less:
  Cash acquired                                               --              (45)          (404)
  Cash paid                                                (34,298)        (7,145)        (4,080)
  Company stock issued                                      (1,492)        (4,662)          --
  Notes issued                                             (28,009)        (4,500)        (4,000)
                                                          ---------------------------------------
Liabilities assumed and acquisition costs accrued         $ 29,607       $  2,222       $  1,177
                                                          ---------------------------------------


See accompanying notes to consolidated financial statements.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Cooper Companies, Inc. (the "Company"), through its major subsidiaries, develops, manufactures and markets healthcare products, including hard and soft daily, flexible and extended wear contact lenses, and diagnostic products and surgical instruments and related products. In December 1997, the Company purchased an English contact lens company (see Note 2). Intercompany transactions and accounts are eliminated in consolidation. In October 1998, the Company's Management and Board of Directors declared its Hospital Group of America, Inc. ("HGA") business a discontinued operation, and prior years' financial statements have been restated to reflect this (see Note 3).

Foreign Currency Translation

Assets and liabilities of the Company's operations located outside the United States are translated at prevailing year-end rates of exchange. Related income and expense accounts are translated at weighted average rates for each year. Gains and losses resulting from the translation of financial statements in foreign currencies into U.S. dollars are recorded in the equity section of the consolidated balance sheet. Gains and losses resulting from the impact of changes in exchange rates on transactions denominated in currencies other than each reporting locations' functional currency are included in the determination of net income or loss for each period. Net foreign exchange income (loss) included in the consolidated statements of income for each of the years ended October 31, 1998, 1997 and 1996 was $591,000, ($142,000) and ($13,000),
respectively.

Derivatives

The Company uses derivatives to reduce market risk from changes in foreign exchange and interest rates. The Company generally does not use derivative financial instruments for trading or speculative purposes. It believes that each of the counterparties with whom it enters into forward exchange contracts and interest rate swap agreements is financially sound and that the credit risk of these contracts is low. The Company continually monitors its underlying market risk exposures and believes that it can modify or adapt itshedging strategies when needed (see Note 7).

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

Revenue Recognition

The Company recognizes revenue net of appropriate provisions for returns when risk of ownership has transferred to the buyer. Management believes that there are no significant concentrations of credit risk in trade receivables.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost that approximates market value.

INVENTORIES, AT THE LOWER OF AVERAGE COST OR MARKET

--------------------------------------------------------------------------------
                                                             October 31,
--------------------------------------------------------------------------------
(In thousands)                                       1998                  1997
--------------------------------------------------------------------------------
Raw materials                                     $ 4,886                $ 2,748
Work-in-process                                     2,779                  1,277
Finished goods                                     22,684                 10,896
                                                  ------------------------------
                                                  $30,349                $14,921
                                                  ------------------------------
--------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST

--------------------------------------------------------------------------------
                                                             October 31,
--------------------------------------------------------------------------------
(In thousands)                                         1998                 1997
--------------------------------------------------------------------------------
Land and improvements                             $ 1,508                $    55
Buildings and improvements                         10,662                  4,385
Machinery and equipment                            32,909                 12,364
                                                  ------------------------------
                                                  $45,079                $16,804
                                                  ------------------------------
--------------------------------------------------------------------------------


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Depreciation is computed using the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of estimated useful life or the period of the related lease. Buildings are depreciated over 35 to 40 years. Machinery and equipment is depreciated over 3 to 15 years, and software is depreciated over 3 years.

     Expenditures for maintenance and repairs are expensed; major replacements, renewals and betterments are capitalized. The cost and accumulated depreciation of depreciable assets retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts, and any gains or losses are reflected in operations for the period.

Amortization of Intangibles
Amortization is provided for on all intangible assets (primarily goodwill of $68.2 million, which represents the excess of purchase price over fair value of net assets acquired) on a straight-line basis over periods of up to 40 years. Accumulated amortization at October 31, 1998 and 1997 was $8.6 million and $5.1 million, respectively. The Company assesses the recoverability of goodwill and other long-lived assets by determining whether the amortization of the related balance over its remaining life can be recovered through reasonably expected undiscounted future cash flows. Management evaluates the amortization periods of intangibles to determine whether later events and circumstances warrant revised estimates of useful lives. To date, no such adjustments have been required.

Stock-Based Compensation
The Company adopted Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation in 1997. This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock option plans. As allowed by SFAS 123, the Company continues to measure compensation expense under the provisions of Accounting Principles Board ("APB") No. 25, Accounting For Stock Issued to Employees, and related interpretations (see Note 9).

Statements of Financial Accounting Standards
Issued But Not Adopted
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133 "Accounting for Derivative Instruments and Hedging Activities," effective beginning with the first quarter of fiscal years beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments, and hedging activities. In accordance with SFAS 133, an entity is required to recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case gains and losses on the hedging instrument can offset related results on the hedged item in the income statement. The Company will adopt SFAS 133 in the first quarter of fiscal 2000. Under current generally accepted accounting principles, the Company may avail itself of hedge accounting for its forward exchange contracts. Hedge accounting allows the Company to offset the amounts due to and from the counterparty to the contract on its consolidated balance sheet. Under FAS 133, forward exchange contracts will not qualify for hedge accounting and, accordingly, the Company would then be required to include both the receivable and the payable on its consolidated balance sheet, possibly increasing its assets and liabilities materially.

     In February 1998, the FASB issued SFAS 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits." SFAS 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods presented is generally required. The Statement revises disclosures about pension and other postretirement benefit plans but does not alter the measurement or recognition of those plans. The Company will adopt SFAS 132 as required in the footnotes to its fiscal 1999 financial statements. Because SFAS 132 is a disclosure only Statement, Management believes adoption will have no impact on the Company's financial position, results of operations or cash flows.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In June 1997, the FASB issued SFAS 131 "Disclosures About Segments of an Enterprise and Related Information" which will be effective for financial statements for periods beginning after December 15, 1997, and establishes standards for disclosures about segments of an enterprise. The Company will make the required disclosures under SFAS 131 beginning with its consolidated financial statements for the year ending October 31, 1999, including the restatement of prior years. As SFAS 131 is a disclosure document only, Management believes adoption will not have any impact on the Company's earnings or cash flows.

     In June 1997, the FASB issued SFAS 130 "Reporting Comprehensive Income" which will be effective for financial statements for fiscal years beginning after December 15, 1997. It establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The Company will report comprehensive income as required beginning with its interim financial statements for its first quarter of fiscal 1999. Upon adoption, reclassification of comparative financial statements for prior periods to reflect application of the provisions of SFAS 130 is required. The Company does not expect that the adoption of this statement will have any impact on its financial position or results of operations.

NOTE 2.
ACQUISITIONS
Litmus Acquisition
In February 1998, the Company purchased, for approximately $10 million in cash, a 10% equity position in Litmus Concepts Inc. and received an exclusive license to distribute Litmus' FemExam TestCard System of diagnostic tests in the U.S. and Canada. Of the $10 million purchase price, $5 million has been allocated to the equity investment and $5 million to the exclusive license. The Company is accounting for its investment in Litmus on the cost basis and is amortizing the license over 17 years. The Company agreed to annual minimum purchases. This commitment ends when the Company purchases 20 million units of the products or on the sixth anniversary of the agreement, whichever occurs first. Under the terms of the agreement, if the Company does not meet the required minimum purchases, Litmus' sole remedy is its ability to cancel the license exclusivity.

Aspect Acquisition
In December 1997, the Company, through Aspect Vision Holdings, Limited ("Holdings"), acquired Aspect Vision Care Ltd. ("Aspect"), a privately-held manufacturer of high quality contact lenses sold primarily in the United Kingdom and other European countries. Aspect is an English company with the Pound Sterling as its functional currency. Holdings' functional currency is the U.S. dollar. Aspect and Holdings are included in CooperVision, Inc. ("CVI's") results from the date of acquisition.

     The Company paid approximately $51 million at closing ($20 million in cash, 38,000 shares of the Company's common stock with a value of $1.5 million and $28 million in 8% five-year notes to the selling shareholders) and will pay an additional amount after approximately three years based Aspect's performance over that period. The minimum amount of the additional payment of 'L'5 million (approximately $8 million at acquisition) has been discounted at a rate of 8% and will accrete over approximately three years. The $20 million cash payment made at acquisition was partially financed under the Company's $50 million line of credit (see "Midland Bank" Note 6) and cash then on hand. The acquisition has been accounted for as a purchase. Based on an independent valuation report, the excess of purchase price over net assets acquired has been recorded at $44.9 million and is being amortized over 40 years, and other intangibles of $3.5 million are being amortized over periods from 10 to 30 years.

     Following the acquisition, certain of the selling shareholders became employees of the Company. As of October 31, 1998 approximately $27.6 million of the five-year notes, and the minimum contingent payments, owed by the Company in connection with the acquisition are payable to these employees or members of their immediate family. None of these employees is an officer of the Company. For the year ended October 31, 1998 the Company's consolidated income statement included $2 million of interest expense paid or payable to these individuals and $2.3 million of royalty expense paid or payable to them.

     In connection with the Aspect acquisition, the Company agreed to make quarterly royalty payments from 5% to 7 1/2% on sales of certain
Aspect-manufactured products, with a minimum royalty for five years of 'L'1 million a year. The balance of royalty payable under the agreement was $656,000 at October 31, 1998.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma statements present consolidated condensed results of operations for the years ended October 31, 1998, and 1997, as if Aspect had been acquired at the beginning of each period. The unaudited pro forma information is not indicative of either the results of operations that would have occurred if Aspect had been purchased during the periods presented or of future results of the combined operations.

--------------------------------------------------------------------------------
                                                     Years Ended October 31,
--------------------------------------------------------------------------------
(In thousands,                                        1998                  1997
except per share figures)                        Pro Forma             Pro Forma
--------------------------------------------------------------------------------
Net operating revenue                             $150,493              $126,637
                                                  ------------------------------
Net income                                        $ 40,114              $ 31,278
                                                  ------------------------------
Shares outstanding for:
         Basic EPS                                  14,845                12,797
                                                  ------------------------------
         Diluted EPS                                15,286                13,158
                                                  ------------------------------
EPS:
         Basic                                    $   2.70              $   2.44
                                                  ------------------------------
         Diluted                                  $   2.62              $   2.38
                                                  ------------------------------
--------------------------------------------------------------------------------


Natural Touch'r' Acquisition

In March 1997, the Company acquired the United States rights to Natural Touch, a line of opaque, cosmetic contact lenses, from Wesley-Jessen Corporation ("W-J") for $7.5 million ($3 million in cash and a $4.5 million promissory note, $4 million of which was repaid) plus an ongoing royalty ranging from 3% to 8% per annum on sales of Natural Touch products other than those supplied by W-J. The Company recorded intangible assets of $8 million for the patents, trademarks and distribution rights, which are being amortized over 7 to 15 years.

     A subsidiary of W-J currently manufactures and supplies the Company with Natural Touch products. A divestiture order issued by the Federal Trade Commission (the "FTC") in connection with the Natural Touch acquisition requires the Company to either develop its own manufacturing capabilities or to find a suitable third-party manufacturer. The FTC could require the Company to divest the Natural Touch line if it has not either developed manufacturing capabilities that meet United States Food and Drug Administration ("FDA") approval or found a suitable third-party manufacturer meeting FDA approval within 42 months from the acquisition date.

Marlow Acquisition

In April 1997, the Company acquired Marlow Surgical Technologies, Inc. ("Marlow"), a women's healthcare products company, for approximately $3.2 million in cash, liquidation of $900,000 of Marlow debt and 144,800 shares of the Company's common stock valued at $2.9 million at closing. As part of the acquisition, the Company agreed to issue an additional $500,000 of its common stock (valued as of the closing) on the third anniversary of the closing, subject to reduction by the amount of any obligations of the seller to indemnify the Company in connection with the acquisition. Also, the Company has guaranteed that the total value of the shares of its common stock issued or to be issued in the acquisition (valued at $3.4 million in total at closing) will appreciate by $1.3 million by the third anniversary of the acquisition. This guarantee has been included in the purchase price, with a corresponding credit to additional paid-in capital. The acquisition has been accounted for as a purchase, with $8.4 million of goodwill, which is being amortized over 20 years.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unimar Acquisition

In April 1996, the Company acquired Unimar, Inc., a leading provider of specialized disposable medical devices for women's healthcare, for $8 million in cash and notes. Goodwill has been recorded at $7.8 million, which is being amortized over 20 years. As part of the acquisition, the Company granted a warrant to purchase 83,333 shares of the Company's common stock for $11.375 per share. The warrant is valued at $231,000. The exercise period of the warrant is from April 11, 1999 to June 10, 1999. The number of shares and the exercise price per share are subject to adjustment as provided in the warrant.

NOTE 3.
DISCONTINUED OPERATIONS

In October 1998, the Company's Board of Directors declared the Company's HGA business unit a discontinued operation. Prior periods' financial statements have been restated to show HGA's net earnings as income (loss) from discontinued operations net of tax expense (benefit) of $130,000, $129,000 and ($50,000) for 1998, 1997 and 1996, respectively, and its net assets have been restated to net assets of discontinued operations.

     HGA's patient revenues were $55.5 million, $52.7 million and $43 million for fiscal years ended October 31, 1998, 1997 and 1996, respectively. Net assets of discontinued operations at October 31, 1998 consisted primarily of patient receivables, net property, plant and equipment, net of accounts payable and accrued liabilities, including a $22.3 million reserve for the estimate of the divestiture loss.

     In the fourth quarter of 1998, the Company recorded a charge reflecting its estimate of the ultimate loss on this divestiture of $22.3 million, or $1.49 per diluted share. The Company has signed two agreements to sell the assets of HGA in two separate transactions. In January 1999, the Company sold the MeadowWood hospital property of its HGA business unit to Focus Healthcare, LLC. The Company will net approximately $5 million in cash and trade receivables. The closing is subject to customary closing conditions. Under the second transaction, a nonbinding letter of intent, Universal Health Services, Inc. ("UHS") will pay the Company $27 million in cash for three of its facilities when the transaction closes plus up to $3 million if certain contingent events occur. The nonbinding letter of intent is subject to execution of a definitive agreement and satisfaction of closing conditions, including regulatory approval. The Company expects that the transaction with UHS will be completed within the first half of fiscal 1999.

NOTE 4.
EARNINGS PER SHARE

The Company adopted SFAS 128, "Earnings Per Share" in the first quarter of 1998. This statement requires that earnings per share ("EPS") be determined using the weighted average number of common shares outstanding for Basic EPS, and then outstanding dilutive stock warrants and stock options are added to determine Diluted EPS. All prior period EPS amounts have been restated in accordance with SFAS 128.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

----------------------------------------------------------------------------------------------------
                                                                    Years Ended October 31,
----------------------------------------------------------------------------------------------------
(In thousands, except per share figures)                      1998             1997             1996
----------------------------------------------------------------------------------------------------
 Income from continuing operations
   before extraordinary item                              $ 57,810         $ 43,671         $ 15,605
 Discontinued operations, net of income taxes              (17,964)         (13,750)             998
                                                          ------------------------------------------
 Income before extraordinary item                           39,846           29,921           16,603
 Extraordinary item, net of income taxes                      --              1,461             --
                                                          ------------------------------------------
 Net income                                               $ 39,846         $ 31,382         $ 16,603
                                                          ------------------------------------------
----------------------------------------------------------------------------------------------------
BASIC:
----------------------------------------------------------------------------------------------------
 Weighted average common shares                             14,828           12,759           11,646
 Basic earnings per common share:
   Continuing operations before extraordinary item        $   3.90         $   3.42         $   1.34
   Discontinued operations                                   (1.21)           (1.07)            0.09
   Extraordinary item                                         --               0.11             --
                                                          ------------------------------------------
 Basic earnings per share:                                $   2.69         $   2.46         $   1.43
                                                          ------------------------------------------

----------------------------------------------------------------------------------------------------
DILUTED:
----------------------------------------------------------------------------------------------------
 Weighted average common shares                             14,828           12,759           11,646

                                                          ------------------------------------------
----------------------------------------------------------------------------------------------------
ADD:
----------------------------------------------------------------------------------------------------
 Dilutive warrants                                              56               62               28
 Dilutive options                                              385              299              120
                                                          ------------------------------------------
 Effect of dilutive securities                                 441              361              148
                                                          ------------------------------------------
 Diluted weighted average common shares                     15,269           13,120           11,794
                                                          ------------------------------------------

 Diluted earnings per share:
   Continuing operations before extraordinary item        $   3.79         $   3.33         $   1.32
   Discontinued operations                                   (1.18)           (1.05)            0.09
   Extraordinary item                                         --               0.11             --
                                                          ------------------------------------------
 Diluted earnings per share:                              $   2.61         $   2.39         $   1.41
                                                          ------------------------------------------

----------------------------------------------------------------------------------------------------


In the years ended October 31, 1998, 1997 and 1996, options to purchase 571,250 shares at $36.00 - $62.21 per share, 340,000 shares at $26.00 - $35.09 per share and 150,000 shares at $14.50 per share of common stock, respectively, were excluded from the computation of diluted earnings per share because they were antidilutive.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.
INCOME TAXES
The income tax provision (benefit) related to income from all operations in the consolidated statements of income consists of:


--------------------------------------------------------------------------------
                                              Years Ended October 31,
--------------------------------------------------------------------------------
(In thousands)                            1998             1997           1996
--------------------------------------------------------------------------------
  From continuing operations          $(34,723)        $(26,735)       $(4,438)
  From discontinued operations             130              129            (50)
                                      ------------------------------------------
                                      $(34,593)        $(26,606)       $(4,488)
                                      ------------------------------------------

--------------------------------------------------------------------------------


The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:


-------------------------------------------------------------------------------
                                              Years Ended October 31,
-------------------------------------------------------------------------------
(In thousands)                         1998             1997             1996
-------------------------------------------------------------------------------
Current
  Federal                          $    462         $    309         $    196
  State                                 471               21             (486)
  Outside the United States             131             --               --
                                   ------------------------------------------
                                      1,064              330             (290)
                                   ------------------------------------------

Deferred
  Federal                           (35,955)         (27,065)          (4,148)
  Outside the United States             168             --               --
                                   ------------------------------------------
                                    (35,787)         (27,065)          (4,148)
                                   ------------------------------------------
                                   $(34,723)        $(26,735)        $ (4,438)
                                   ------------------------------------------

-------------------------------------------------------------------------------



                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for (benefit of) income taxes attributable to income from continuing operations and the amount computed by applying the federal income tax rate to income from continuing operations before income taxes follows:


-------------------------------------------------------------------------------------------------------------
                                                                            Years Ended October 31,
-------------------------------------------------------------------------------------------------------------
(In thousands)                                                        1998             1997             1996
-------------------------------------------------------------------------------------------------------------
Computed expected provision for taxes from
  continuing operations                                           $  8,080         $  7,407         $  4,119
Increase (decrease) in taxes resulting from:
  Income outside the United States subject to different
    tax rates                                                          431              193              132
  Amortization of intangibles                                          477              394              256
  State taxes, net of federal income tax benefit                       306              229               70
  Reversal of prior years' estimated state tax liabilities
    no longer required                                                --               (215)            (615)
  Utilization of net operating loss carryforwards                  (10,359)          (7,102)          (4,406)
  Change in beginning-of-year valuation allowance                  (35,787)         (27,065)          (4,148)
  Other, net                                                         2,129             (576)             154
                                                                  -------------------------------------------
Actual benefit of income taxes                                    $(34,723)        $(26,735)        $ (4,438)
                                                                  -------------------------------------------

-------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


----------------------------------------------------------------------------------------------------------------
                                                                                               October 31,
----------------------------------------------------------------------------------------------------------------
(In thousands)                                                                            1998             1997
----------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable, principally due to allowances for doubtful accounts            $  1,492         $  1,216
  Inventories, principally due to obsolescence reserves                                  1,215              988
  Accrued liabilities, principally due to litigation settlements and reserves,
    and compensation accruals                                                            9,327            8,906
  Net operating loss carryforwards                                                      64,355           72,579
  Capital loss carryforwards                                                              --              2,523
  Tax credit carryforwards                                                               3,715            3,123
  Other                                                                                  1,225              907
                                                                                      --------------------------
    Total gross deferred tax assets                                                     81,329           90,242
    Less valuation allowance                                                            (7,073)         (52,517)
                                                                                      --------------------------
    Deferred tax assets                                                                 74,256           37,725
                                                                                      --------------------------
DEFERRED TAX LIABILITIES:
    Plant and equipment, principally due to purchase accounting requirements            (6,445)          (6,512)
                                                                                      --------------------------
Net deferred tax assets                                                               $ 67,811         $ 31,213
                                                                                      --------------------------

----------------------------------------------------------------------------------------------------------------



THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The net decrease in the total valuation allowance for the years ended October 31, 1998, 1997 and 1996 was $45.4 million, $27.6 million and $8.5 million, respectively. In 1998, 1997 and 1996, the Company recognized an income tax benefit of $35.8 million, $27.1 million and $4.1 million, respectively, ($33.3 million, $25 million and $4 million in the fourth quarters of fiscal 1998, 1997 and 1996, respectively) from reducing the valuation allowance based primarily on the continued improvement in the Company's operating results and future prospects. The recognition of the net deferred tax assets is based upon the expected utilization of net operating loss carryforwards that the Company believes will more likely than not be realized.

     Subsequently recognized tax benefits relating to the valuation allowance as of October 31, 1998 will be allocated to:


          ---------------------------------------------------------
                                                     (In thousands)
          ---------------------------------------------------------
         Consolidated statements of income                  $3,209
         Goodwill and other intangible assets                3,555
         Additional paid-in capital for stock options          309
                                                            ------
                                                            $7,073
                                                            ------


At October 31, 1998 the Company had net operating loss and tax credit carryforwards for federal tax purposes expiring as follows:


             --------------------------------------------------
                Year of          Net Operating      Tax Credits
             Expiration                 Losses
             --------------------------------------------------
             (In thousands)
             --------------------------------------------------
                  1998                $     --            $  --
                  1999                     147              847
                  2000                      --            1,132
                  2001                  20,045              202
                  2002                  27,326               29
                  2003                   1,378              330
                  2004                  22,241               --
                  2005                  11,006               --
                  2006                  22,265               --
                  2007                  22,058               --
                  2008                  49,535               --
                  2009                   6,553               --
                  2010                   1,318               --
                  Indefinite life            -            1,175
                                      -------------------------
                                      $183,872           $3,715
                                      -------------------------



NOTE 6.
LONG-TERM DEBT


-----------------------------------------------------------------------------------------------------
                                                                                     October 31,
-----------------------------------------------------------------------------------------------------
(In thousands)                                                                    1998         1997
-----------------------------------------------------------------------------------------------------
Aspect promissory notes due December 2, 2002 (see Note 2)                      $27,563        $    --
KeyBank line of credit                                                          21,800             --
Midland Bank Debt                                                               17,444             --
Aspect Vision bank loans                                                         6,754             --
County of Monroe Industrial Development Agency ("COMIDA") Bond                   2,880          2,975
Capitalized leases, interest rates from 8% to 13% maturing 1998 to 2003          8,620            916
Wesley-Jessen Corporation ("W-J") promissory note                                  574          1,517
Unimar 12% promissory note                                                          --          4,155
                                                                               ----------------------
                                                                                85,635          9,563
Less current installments                                                        6,958            438
                                                                               ----------------------
                                                                               $78,677        $ 9,125
                                                                               ----------------------

-----------------------------------------------------------------------------------------------------




                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Annual maturities of capitalized leases and other long-term debt for each of the five years subsequent to October 31, 1998:



--------------------------------------------------------
                             (In thousands)
--------------------------------------------------------
                    Capitalized          Other Long-
                         Leases            Term Debt
--------------------------------------------------------
       1999              $1,800              $ 5,158
       2000              $1,521              $ 1,465
       2001              $1,253              $ 2,304
       2002              $1,068              $23,387
       2003              $1,145              $43,592

--------------------------------------------------------


KeyBank Line of Credit

The Company completed a $50 million senior secured revolving credit facility with KeyBank National Association ("KeyBank") in September 1997. The facility matures September 11, 2002, with interest rates ranging from 0.5% to 2.0% over the London Interbank Offered Rates (LIBOR) depending on certain financial ratios. The interest rate may be floating or fixed at the Company's option. On October 31, 1998, the effective rates ranged from 6.5% to 6.7%. The Company pays an annual commitment fee of 0.375% on the unused portion of the revolving credit facility. Interest is paid monthly.

     KeyBank syndicated a portion of the facility to other lenders and acts as agent for the lenders.

     Terms include a first security interest in all assets of the Company. During the term of the facility, the Company may borrow, repay and re-borrow up to the $50 million subject to voluntary reductions. The Company has used the KeyBank line of credit to guarantee other foreign borrowings by issuing $24.6 million of letters of credit against the line of credit, which reduced its unused portion. At October 31, 1998, the Company had $3.6 million available. This line of credit is guaranteed by the subsidiaries of the Company.

     Mandatory prepayments will be required to repay outstanding amounts and permanently reduce the total commitment amount available under certain circumstances when the Company obtains additional debt or equity.

     The KeyBank Line of Credit contains various covenants, including maintenance of certain ratios and transaction limitations requiring approval of the lenders. Certain prepayments are subject to penalties. One of the covenants required the Company to achieve the following ratios of earnings before interest, taxes, depreciation and amortization (as defined) to interest expense, capital expenditures and certain other fixed charges:

-----------------------------------------------------
         For the 12 Months Ended        Ratio
-----------------------------------------------------
            January 31, 1998            1.3:1
            April 30, 1998              1.3:1
            July 31, 1998               1.3:1
            Thereafter                  2.0:1

-----------------------------------------------------


     The Company achieved this covenant for all periods except the 12 months ended October 31, 1998. The Company received a waiver for this period from KeyBank. In addition, KeyBank has amended the Credit Agreement by reducing the required ratio and the method of calculating it. The Company anticipates that it will be able to achieve the amended covenant going forward.

Midland Bank
The Aspect acquisition was partially funded by a 'L'10.5 million loan from Midland Bank plc, due November 27, 2002. In March 1998, the Company converted the denomination of the loan to U.S. dollars and entered into an interest rate swap to fix the interest rate at 6.19% per annum (see Note 7). The Midland loan is secured by a letter of credit in its favor from KeyBank National Association. Interest on the Midland loan is 20 basis points (0.2%) over Sterling LIBOR, adjusted monthly, and the Company pays an annual letter of credit fee of 1% of the balance to KeyBank.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aspect Bank Loans

The balance of the loans at October 31, 1998, was $6.8 million and is secured by certain assets of Aspect and a $4.2 million letter of credit in favor of National Westminster Bank ("NWB") from KeyBank National Association. Loan maturity dates range from February 1, 2000, to September 1, 2006. The interest rate on 'L'2.5 million borrowed March 30, 1998 is 0.2625% above Sterling LIBOR. Sterling LIBOR was 7.58% for the period of the loan. The interest rate on other NWB loans is 1.5% above the Base Rate. The Base Rate ranged between 7.25% and 7.5% for the reporting period. Proceeds were used to repay a loan of 'L'827,000 ($1.4 million), included in acquired debt, and to fund capital expenditures.

Capitalized Leases

The balance of capitalized leases at October 31, 1998, was $8.6 million. The leases primarily relate to purchases of manufacturing equipment, both in the U.S. and in the United Kingdom. The increase in the amount of capitalized leases for the period was due to the expansion of the Company's manufacturing capacity.

COMIDA Bond

The COMIDA bond is a $3 million Industrial Revenue Bond ("IRB") to finance the cost of plant expansion, building improvements and the purchase of equipment related to CVI's Scottsville, New York, facility. The interest rate has been fixed at 4.88%, per a Rate Swap Transaction (see Note 7). Principal is repaid quarterly, from July 1997 to October 2012. At October 31, 1998, unutilized proceeds of $400,000 from the IRB, which must be used for the project described, are carried in other assets. The IRB is secured by substantially all of CVI's rights to the facility.

     KeyBank issued a letter of credit to support certain obligations under the COMIDA bond. CVI is obligated to repay KeyBank for draws under and expenses incurred in connection with the letter of credit, pursuant to the terms of a reimbursement agreement, which is guaranteed by the Company. The agreement contains customary provisions and covenants, including the maintenance of certain ratios and levels of net worth. CVI and COMIDA have granted a mortgage lien on the building and real estate located in Scottsville and a first lien security interest on the equipment purchased under the bond proceeds to KeyBank to secure payment under the reimbursement agreement.

W-J

The W-J promissory note was issued for $4.5 million, due March 17, 2001, in connection with the acquisition of the Natural Touch product line. To date, the Company has repaid $4 million of the principal plus associated interest. Interest on the W-J promissory note is payable semi-annually and accrues at 12% annually: 8% per year is payable in cash and 4% per year is payable in kind.

Unimar Promissory Note

In April 1996, Cooper Healthcare Group, Inc. (a subsidiary of the Company) acquired Unimar, Inc. and issued a Promissory Note for $4 million due April 11, 1999. In December 1997, the note plus associated interest was paid in full. Interest on the note was paid annually and accrued at 12% annually: 8% per year was paid in cash and 4% per year was paid in kind.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.
FINANCIAL INSTRUMENTS

The fair values of the Company's financial instruments, including cash and cash equivalents, trade receivables, lines of credit, accounts payable and accrued liabilities, approximated their carrying values as of October 31, 1998 and 1997 because of the short maturity of these instruments.

     The fair value of the Company's other long-term debt approximated the carrying value at October 31, 1998 and 1997, as the debt was refinanced or obtained within the respective fiscal years.

DERIVATIVES
FOREIGN EXCHANGE INSTRUMENTS

The Company enters into forward exchange contracts to hedge the currency exposure of liabilities and firm commitments denominated in foreign currencies. Gains and losses on hedged commitments are deferred and recognized in the Company's results of operations in the same period as the gain or loss from the underlying transactions. As of October 31, 1998, the Company had outstanding forward exchange contracts of $44.6 million to purchase 27.4 million British Pounds Sterling from November 1998 through December 2002. The fair value of the forward exchange contracts was obtained through KeyBank's Foreign Exchange department. The fair value indicated that termination of the forward exchange contracts at October 31, 1998 would have resulted in a $740,000 gain.

INTEREST RATE AND OTHER DERIVATIVE INSTRUMENTS

The Company has entered into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on its outstanding variable-rate debt under the Midland Bank Loan and the Industrial Revenue Bond. The Company recognizes in its results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. Net payments or receipts resulting from these agreements are recorded as adjustments to interest expense. The effect of interest rate instruments on the Company's results of operations in fiscal year ended October 31, 1998 was not significant. As of October 31, 1998, the Company had two interest rate swap agreements with notional amounts totaling $20.5 million. The $17.5 million interest rate swap matures on November 27, 2002. The $3 million interest rate swap matures on January 1, 2012. The fair value of the swap agreements was obtained through KeyBank's Derivative department. The fair value indicated that termination of the swap agreements at October 31, 1998 would have resulted in a $914,000 loss.

     In the fourth quarter of fiscal 1998, the Company simultaneously purchased and sold call options in the Semiconductor Index which expired in December 1998. The index options were purchased with temporary surplus funds of approximately $5.4 million for trading purposes. Before the end of fiscal 1998, the Company traded substantially all of the purchase option position and a small portion of the sell option position and entered into a similar purchase option position and a similar sell option position having the same December 1998 expiration date. As of October 31, 1998, the investments in the purchased and sold call option contracts are netted because the terms of the index option contracts provide for a right of offset. The net investment as of October 31, 1998 in the amount of $5.4 million is recorded at fair market value as represented by the net cash proceeds realized when the option contracts expired in December 1998 and is included in other current assets. The transaction did not result in any material gain or loss on the Company's financial statements.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.
STOCKHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
                                                       Common           Common          Paid-in      Accumulated          Treasury
                                                       Shares            Stock          Capital          Deficit             Stock
------------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995                            11,576        $   1,158        $ 183,840        $(186,414)        $      --
  Exercise of stock options                                22                2              117               --                --
  Exercise of warrants and warrant valuation               66                6              297               --                --
  Restricted stock amortization and
    share issuance                                          7                1               46               --                --
  Net income                                               --               --               --           16,603                --
                                                       -----------------------------------------------------------------------------
Balance at October 31, 1996                            11,671            1,167          184,300         (169,811)               --
  Exercise of stock options                                36                4              260               --                --
  Exercise of warrants                                     27                3              147               --                --
  Restricted stock amortization and
    share issuance                                          3               --              483               --                --
  Stock issued for acquisition (see Note 2)               145               14            4,648               --                --
  Stock issued for 10 5/8% debenture
    redemption                                            616               62            9,217               --                --
  Follow-on offering                                    2,300              230           50,158               --                --
  Net income                                               --               --               --           31,382                --
                                                       -----------------------------------------------------------------------------
Balance at October 31, 1997                            14,798            1,480          249,213         (138,429)               --
  Exercise of stock options                                75                7              419               --                --
  Treasury stock purchased                                 --               --               --               --            (7,993)
  Restricted stock amortization and
    share issuance                                          1               --               47               --                --
  Stock issued for acquisition (see Note 2)                38                4            1,488               --                --
  Net income                                               --               --               --           39,846                --
                                                       -----------------------------------------------------------------------------
Balance at October 31, 1998                            14,912        $   1,491        $ 251,167        $ (98,583)        $  (7,993)
                                                       -----------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Treasury Stock

In September 1998, the Company's Board of Directors authorized the purchase of up to one million shares of the Company's common stock ("Treasury Stock"). By October 31, 1998, the Company had repurchased 486,000 shares of Treasury Stock at a cost of $8 million.

Common Stock Offering

In 1997, in an underwritten follow-on stock offering, the Company sold 2.3 million shares of its common stock at $23.50 per share. The proceeds from the offering of $50.4 million, net of underwriters discount and transaction costs of $3.7 million, were primarily used to repay outstanding debt.

Stockholders' Rights Plan

Under the Company's stockholder rights plan, each outstanding share of the Company's common stock carries one preferred share purchase right (a "Right"). The Rights will become exercisable only under certain circumstances involving acquisition of beneficial ownership of 20% or more of the Company's common stock by a person or group (an "Acquiring Person") without the prior consent of the Company's Board of Directors. If a person or group becomes an Acquiring Person, each Right would then entitle the holder (other than an Acquiring Person) to purchase, for the then purchase price of the Right (currently $145, subject to adjustment), shares of the Company's common stock, or shares of common stock of any person into which the Company is thereafter merged or to which 50% or more of its assets or earning power is sold, with a market value of twice the purchase price. The Rights will expire in October 2007 unless earlier exercised or redeemed. The Board of Directors may redeem the Rights for $.01 per Right prior to any person or group becoming an Acquiring Person.

Other Equity

At October 31, 1998, 1997 and 1996, the Company's cumulative foreign currency translation adjustments and deferred compensation reported in other equity were ($829,000), ($731,000) and ($326,000), respectively.

NOTE 9.
EMPLOYEE STOCK PLANS

At October 31, 1998 the Company has two stock-based compensation plans:

1998 Long-Term Incentive Plan ("1998 LTIP")

The 1998 LTIP is a vehicle for the Company to attract, retain and motivate its key employees and consultants, who are directly linked to the profitability of the Company and to increasing stockholder value. The 1998 LTIP was approved by the Company's stockholders in April 1998.

     The 1998 LTIP authorized either a committee consisting of three or more individuals not eligible to participate in the 1998 LTIP or the Company's Board of Directors to grant to eligible individuals during a five-year period, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 1,000,000 shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on the Company's stock price, however, in some cases, both stock price and time are used as criteria. As of October 31, 1998, 460,000 shares remained available under the 1998 LTIP for future grants. No restricted shares have been granted under the 1998 LTIP. Under a predecessor plan, the 1988 LTIP which expired, a total of 2,060,635 shares of restricted stock and stock options were awarded.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1996 Long-Term Incentive Plan for Non-Employee
Directors ("1996 NEDRSP")

In March 1996, the Company's stockholders approved reducing the annual cash stipend paid to Non-Employee Directors and to award grants of restricted stock and options awarded annually at the start of each fiscal year. Specifically, each Non-Employee Director will be awarded the right to purchase restricted stock worth $7,500 for $0.10 per share (or $9,375 in the case of the Chairman of the Board who is a Non-Employee Director) by January 15 of the year following the date of the grant. Grants of restricted stock not exercised by then will expire. The restrictions on the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. In addition, each Non-Employee Director was granted an option to purchase shares of the Company's common stock in fiscal 1998 and 1997 and will be granted 5,000 shares in each subsequent fiscal year (or, in the case of the Chairman of the Board who is a Non-Employee Director, 6,250 shares in each subsequent fiscal year) through fiscal 2000. 215,000 shares of the Company's authorized but unissued common stock have been reserved for this. As of October 31, 1998, 117,240 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 1,312, 3,501 and 7,393 were granted under the 1996 NEDRSP in fiscal 1998, 1997 and 1996, respectively, and there were no restricted shares with restrictions in place outstanding October 31, 1998.

-----------------------------------------------------------------------------------------------------------------------------------
Common stock activity under these plans:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   Years Ended October 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                             1998                             1997                             1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                      Weighted                          Weighted                          Weighted
                                                       Average                           Average                           Average
                                                      Exercise                          Exercise                          Exercise
                                      Options            Price         Options             Price        Options              Price
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning
  of year                             929,564         $   19.39        459,662         $    8.90        328,841         $    5.77
Granted                               806,250             38.16        514,165             27.69        192,361             12.77
Exercised                             (75,017)             5.68        (36,454)             7.25        (21,755)             5.59
Forfeited                                  --             --            (7,809)             5.78        (39,785)             3.55

                                    -----------------------------------------------------------------------------------------------
Outstanding at end of year          1,660,797         $   29.13        929,564         $   19.39        459,662         $    8.90
                                    ---------                          ------                           -------
Options
  exercisable at year end             605,797         $   19.99        449,564         $    9.71        244,164         $    6.15

Weighted-avg. fair value of
  options granted during
  the year                                            $    8.57                        $    12.32                       $    5.30
-----------------------------------------------------------------------------------------------------------------------------------



                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The options outstanding at October 31, 1998 for the stock option plans are:


                              Options Outstanding                  Options Exercisable
                    ----------------------------------------     ------------------------
                                    Weighted
                                    Average         Weighted                     Weighted
                    Number          Remaining       Average      Number          Average
                    Outstanding     Contractual     Exercise     Outstanding     Exercise
Exercise Prices     at 10/31/98     Life            Price        at 10/31/98     Price
---------------     -----------     -----------     --------     -----------     --------
$ 1.68                   5,490          0.54        $   1.68         5,490       $   1.68
$ 3.18-6.88            125,445          6.77            6.20       125,445           6.20
$ 7.68-16.00           280,279          7.46           13.10       230,279          12.46
$20.00-26.00           395,833          8.89           23.17        13,333          21.00
$30.69-36.91           415,750          9.13           34.98       231,250          35.34
$38.38-43.20           285,000          9.34           40.55            --             --
$51.84                  85,000          9.91           51.84            --             --
$62.21                  68,000          9.91           62.21            --             --
                    ---------------------------------------------------------------------
$ 1.68-62.21         1,660,797          8.69        $  29.13       605,797       $  19.99
                    ---------------------------------------------------------------------


The excess of market value over $.10 per share of 1988 LTIP, 1990 NEDRSP and 1996 NEDRSP restricted shares on respective dates of grant is initially recorded as unamortized restricted stock award compensation, a separate component of stockholders' equity, and charged to operations as earned. Restricted shares and other stock compensation charged against income from operations for the years ended October 31, 1998, 1997 and 1996 was $260,000, $107,000 and $46,000,
respectively.

Pro Forma Information

As permitted by FASB 123, the Company applies APB Opinion No.25 and related interpretations in accounting for its plans for stock issued to employees. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined under the fair value method included in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


----------------------------------------------------------------------------------
(In thousands, except per share amounts)          1998         1997           1996
----------------------------------------------------------------------------------
 Net Income                   As reported      $39,846      $31,382        $16,603
                              Pro forma        $34,512      $29,704        $16,487
----------------------------------------------------------------------------------
 Basic earnings per share     As reported      $  2.69      $  2.46        $  1.43
                              Pro forma        $  2.33      $  2.33        $  1.42
----------------------------------------------------------------------------------
 Diluted earnings per share   As reported      $  2.61      $  2.39        $  1.41
                              Pro forma        $  2.28      $  2.29        $  1.40
----------------------------------------------------------------------------------


     The above pro forma amounts include compensation expense for options granted since November 1, 1995, and may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996: zero dividend yield; expected volatility of 48 percent; expected option lives of 3.5 years and risk-free interest rates of 4.8%, 6.5% and 5.9%, respectively.


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.
EMPLOYEE BENEFITS

The Company's Retirement Income Plan The Company's Retirement Income Plan (the "Plan") covers substantially all full-time United States employees of CVI and the Company's corporate headquarters. The Company's contributions are designed to fund normal cost on a current basis and to fund over 30 years the estimated prior service cost of benefit improvements (15 years for annual gains and losses). The unit credit actuarial cost method is used to determine the annual cost. The Company pays the entire cost of the Plan and funds such costs as they accrue. Virtually all of the assets of the Plan are comprised of participation in equity and fixed income funds.

     Net periodic pension cost of the Plan was:


--------------------------------------------------------------------------------
                                              Years Ended October 31,
--------------------------------------------------------------------------------
(In thousands)                       1998               1997               1996
--------------------------------------------------------------------------------
Service cost                      $   398            $   236            $   256
Interest cost                         664                622                598
Actual return
  on assets                          (199)            (1,446)            (1,047)
Net amortization
  and deferral                       (571)               786                488
                                  ---------------------------------------------
Net periodic
  pension cost                    $   292            $   198            $   295
                                  ---------------------------------------------
--------------------------------------------------------------------------------





The actuarial present value of benefit obligations and funded status for the Plan was:


--------------------------------------------------------------------------------
                                                             October 31,
--------------------------------------------------------------------------------
(In thousands)                                         1998                1997
--------------------------------------------------------------------------------

Vested benefit obligation                          $  9,352            $  8,120
Non-vested benefit obligation                            67                  18
                                                   ----------------------------
Accumulated benefit
  obligation                                          9,419               8,138
Projected compensation
  increases                                           1,046                 819
                                                   ----------------------------
Projected benefit obligation                         10,465               8,957
Fair value of plan assets                             8,824               9,012
                                                   ----------------------------
Projected benefit obligation in
  excess of (less than) assets                        1,641                 (55)
Add (Deduct):
  Unrecognized net gain                                (401)              1,076
Prior service cost remaining to
  be amortized, including
  unrecognized net asset                               (336)               (358)
                                                   ----------------------------
Pension liability recognized                       $    904            $    663
                                                   ----------------------------

--------------------------------------------------------------------------------



               Assumptions used in developing the projected benefit obligation were:

         --------------------------------------------------------------
                                                        August 31,
         --------------------------------------------------------------
                                                    1998        1997
         --------------------------------------------------------------
         Discount rate on plan liabilities           7.0%         7.5%
         Long-range rate of return
           on plan assets                            9.0%         9.0%
         Salary increase rate                        4.0%         4.0%
         --------------------------------------------------------------





                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's 401(k) Savings Plan

The Company's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of the Company. Employees who participate in the 401(k) Plan may elect to have from 1% to 16% (2% to 10%, prior to October 1, 1996) of their pre-tax salary or wages (but not more than $5,000 for employees whose salary is more than $66,000 annually for the calendar year ended December 31, 1996) deferred and contributed to the trust established under the Plan. The Company's contribution on account of participating employees, net of forfeiture credits, was $396,000, $218,000 and $102,000 for the years ended October 31, 1998, 1997 and 1996, respectively.

The Company's Incentive Payment Plan

The Company's Incentive Payment Plan is available to officers and other key executives. Participants may, in certain years, receive bonuses based on performance. Total payments earned for the years ended October 31, 1998, 1997 and 1996, were approximately $851,000, $1.8 million and $1.8 million, respectively. The 1997 and 1996 payments included payments made to HGA executives of $414,000 and $326,000 respectively.

NOTE 11.
COMMITMENTS, CONTINGENCIES AND PENDING LITIGATION

Total minimum annual rental obligations (net of sublease revenue of approximately $470,000 per year through March 2000) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 1998 are payable in subsequent years as follows:


                  ---------------------------------
                                    (In thousands)
                  ---------------------------------
                  1999                     $ 3,971
                  2000                       3,463
                  2001                       2,828
                  2002                       2,356
                  2003                       2,030
                  2004 and thereafter       10,507
                                           -------
                                           $25,155

                  ---------------------------------


     Aggregate rental expense for both cancelable and noncancelable contracts amounted to $3.2 million, $3 million and $2.5 million in 1998, 1997 and 1996, respectively.

     An agreement was reached in September 1993 with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited the Company's contingent liabilities associated with breast implant litigation involving a former division of the Company (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement are due on:


--------------------------------------------------------------
                           Other Accrued    Other Noncurrent
         December 31,        Liabilities         Liabilities
--------------------------------------------------------------
         (In thousands)
--------------------------------------------------------------

           1998                   $2,500          $       --
           1999                       --               3,000
           2000                       --               3,500
           2001                       --               4,000
           2002                       --               4,500
           2003                       --               3,000
                                  --------------------------
                                  $2,500             $18,000
                                  --------------------------

--------------------------------------------------------------



Payments to MEC of $18 million beginning December 31, 1999 are contingent upon the Company's earning net income before taxes in each fiscal year beginning with fiscal 1999. They were recorded in the Company's financial statements in the fourth quarter of fiscal 1997 as loss from sale of discontinued operations. They are reflected on the balance sheet in "Other noncurrent liabilities" as Management concluded that the payments would most likely be required. These payments are limited to the lesser of 50% of the Company's net income before taxes in each fiscal year on a noncumulative basis, or the amounts shown above.

Environmental

In 1997, environmental consultants engaged by the Company identified a contained area of groundwater contamination consisting of industrial solvents including trichloroethane ("TCA") at one of CVI's sites. In the opinion of counsel, the solvents were released into the ground prior to the Company acquiring the business at that site, and the area containingthese chemicals is limited. The New York Department of


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Environmental Conservation ("DEC") informed the Company on July 21, 1998 that the site was eligible for the New York Voluntary Cleanup Program. Recently, the Company and DEC reached agreement on a required order and scope of work that involves additional investigation. This further investigation will ultimately result in a state-approved remediation. The Company has accrued approximately $500,000 for that purpose. In the opinion of Management, the cost of remediation will not be material when considering amounts previously accrued.


Pending Litigation--GT Labs

On October 1, 1992, GT Laboratories, Inc. filed a complaint against the Company in the United States District Court for the Northern District of Illinois alleging that the Company had breached a supply agreement by failing to purchase the requisite number of contact lens blanks used in the manufacture of rigid gas permeable contact lenses. The Company denied that it had breached the contract and asserted its right to terminate the agreement. In the interest of avoiding further litigation costs, the parties have agreed to resolve their dispute by way of settlement. On December 22, 1998, the parties entered into a Settlement Agreement and Release whereby the Company agreed to pay GT Laboratories $1.3 million, $1.1 million of which was accrued in the fourth quarter, in return for the plaintiff's release of all claims against the Company. In January 1999, the litigation was dismissed with prejudice.

NOTE 12.
BUSINESS SEGMENT INFORMATION
The Company's operations are attributable to two business segments:

     CVI, which develops, manufactures and markets a range of contact lenses, and

     CooperSurgical, Inc. ("CSI"), which develops, manufactures and distributes diagnostic products and surgical equipment, instruments and disposables, primarily for obstetrics and women's healthcare.

     Total net sales include sales to customers as reported in the Company's consolidated statements of income and sales between geographic areas which are priced at terms that allow for a reasonable profit for the seller. Operating income (loss) is total net sales less cost of sales, research and development expenses, selling, general and administrative expenses and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net, settlement of disputes, net, other income (expense), net, and interest expense were not allocated to individual businesses.

     Identifiable assets are those assets used in continuing operations exclusive of cash and cash equivalents, which are included as corporate assets.


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------
Information by business segment for each of the years in the three-year period ended October 31, 1998 follows
-----------------------------------------------------------------------------------------------------------------
                                                                                      Corporate &
1998                                                        CVI            CSI       Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------
Net revenue from non-affiliates                          $ 119,210      $  27,982      $     --       $ 47,192
                                                       ----------------------------------------------------------
Operating income (loss)                                  $  34,574      $   2,136      $ (7,010)      $ 29,700
                                                       --------------------------------------------
Investment income, net                                                                                     329

Settlement of disputes, net                                                                             (1,250)

Other income (expense), net                                                                                561

Interest expense                                                                                        (6,253)
                                                                                                   --------------
Income from continuing operations before income taxes                                                 $  23,087
                                                                                                   --------------
Identifiable assets                                      $ 143,888      $  41,887      $ 110,266      $ 296,041
                                                       ----------------------------------------------------------
Depreciation expense                                     $   2,307      $     484      $      81      $   2,872
                                                       ----------------------------------------------------------
Amortization expense                                     $   2,090      $   1,468      $      --      $   3,558
                                                       ----------------------------------------------------------
Capital expenditures                                     $  16,941      $     746      $      45      $  17,732
                                                       ----------------------------------------------------------
1997
-----------------------------------------------------------------------------------------------------------------
Net revenue from non-affiliates                          $  64,007      $  24,762      $      --      $  88,769
                                                       ----------------------------------------------------------
Operating income (loss)                                  $  23,101      $   2,476      $  (5,774)     $  19,803
                                                       --------------------------------------------
Investment income, net                                                                                      344

Other income (expense), net                                                                                 (37)

Interest expense                                                                                         (3,174)
                                                                                                   --------------
Income from continuing operations before income taxes                                                    16,936
                                                                                                   --------------
Identifiable assets                                      $  43,380      $  29,543      $  97,701      $ 170,624
                                                       ----------------------------------------------------------
Depreciation expense                                     $     803      $     349      $      79      $   1,231
                                                       ----------------------------------------------------------
Amortization expense                                     $     674      $     891      $      --      $   1,565
                                                       ----------------------------------------------------------
Capital expenditures                                     $   3,551      $     507      $      74      $   4,132
                                                       ----------------------------------------------------------
1996
-----------------------------------------------------------------------------------------------------------------
Net revenue from non-affiliates                          $  48,892      $   7,226      $      --      $  66,118
                                                       ----------------------------------------------------------
Operating income (loss)                                  $  19,065      $   1,667      $  (6,462)     $  14,270
                                                       --------------------------------------------
Investment income, net                                                                                      238

Other income (expense), net                                                                                  80

Interest expense                                                                                         (3,421)
                                                                                                   --------------
Income from continuing operations before income taxes                                                 $  11,167
                                                                                                   --------------
Identifiable assets                                      $  23,756      $  18,089      $   2,385      $  84,230
                                                       ----------------------------------------------------------
Depreciation expense                                     $     800      $     236      $      82      $   1,118
                                                       ----------------------------------------------------------
Amortization expense                                     $     314      $     461      $     269      $   1,044
                                                       ----------------------------------------------------------
Capital expenditures                                     $   1,293      $     404      $      54      $   1,751
                                                       ----------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


THE COOPER COMPANIES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------
Information by geographical area for each of the years in the three-year period ended October 31, 1998 follows:
-----------------------------------------------------------------------------------------------------------------
                                                                                Eliminations
1998                               United States     Europe       Canada        & Corporate       Consolidated
-----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers      $ 102,181      $ 34,952     $ 10,059       $       --         $ 147,192
Sales between geographic areas           3,403         5,858           --           (9,261)               --
                                   ------------------------------------------------------------------------------
Net sales                            $ 105,584      $ 40,810     $ 10,059       $   (9,261)        $ 147,192
                                   ------------------------------------------------------------------------------
Operating income (loss)              $  34,134      $  2,081     $    495       $   (7,010)        $  29,700
                                   ------------------------------------------------------------------------------
Identifiable assets                  $ 105,095      $ 78,042     $  2,638       $  110,266         $ 296,041

1997
-----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers      $  79,620      $     --     $  9,149       $       --         $  88,769
Sales between geographic areas           3,866            --           --           (3,866)               --
                                   ------------------------------------------------------------------------------
Net sales                            $  83,486      $     --     $  9,149       $   (3,866)        $  88,769
                                   ------------------------------------------------------------------------------
Operating income (loss)              $  25,981      $     --     $   (404)      $   (5,774)           19,803
                                   ------------------------------------------------------------------------------
Identifiable assets                  $  69,909      $     --     $  3,014       $   97,701         $ 170,624

1996
-----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers      $  57,886      $     --     $  8,232       $       --         $  66,118
Sales between geographic areas           5,676            --           --           (5,676)               --
                                   ------------------------------------------------------------------------------
Net sales                            $  63,562      $     --     $  8,232       $   (5,676)        $  66,118
                                   ------------------------------------------------------------------------------
Operating income (loss)              $  21,127      $     --     $   (395)      $   (6,462)        $  14,270
                                   ------------------------------------------------------------------------------
Identifiable assets                  $  39,021      $     --     $  2,824       $   42,385         $  84,230

-----------------------------------------------------------------------------------------------------------------


                                     THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Corporate Information

BOARD OF DIRECTORS:
ALLAN E. RUBENSTEIN, M.D.
President WorldCare Imaging Services, Inc. Chairman

A. THOMAS BENDER
President and Chief Executive Officer

MICHAEL H. KALKSTEIN
Partner Graham & James

MOSES MARX
General Partner United Equities

DONALD PRESS
Executive Vice President Broadway Management Co., Inc.

STEVEN ROSENBERG
Vice President and Chief Financial Officer, Cooper Life Sciences, Inc.

ROBERT S. WEISS
Executive Vice President,
Treasurer and Chief Financial Officer

STANLEY ZINBERG, M.D.
Director of Practice Activities American College of Obstetricians and Gynecologists

OFFICERS:
A. THOMAS BENDER
President and Chief Executive Officer and President CooperVision, Inc.

ROBERT S. WEISS
Executive Vice President,
Treasurer and Chief Financial Officer

B. NORRIS BATTIN
Vice President Investor Relations and Communications

GREGORY A. FRYLING
Vice President Corporate Development

CAROL R. KAUFMAN
Vice President of Legal Affairs, Secretary and Chief Administrative Officer

NICHOLAS J. PICHOTTA
President CooperSurgical, Inc.

STEPHEN C. WHITEFORD
Vice President and Corporate Controller

COMMITTEES OF THE BOARD:
MANAGEMENT COMMITTEE
ALLAN E. RUBENSTEIN, M.D. (Chairman)
Donald Press

AUDIT AND FINANCE COMMITTEE
STEVEN ROSENBERG (Chairman)
MICHAEL H. KALKSTEIN, STANLEY ZINBERG, M.D.

COMPENSATION COMMITTEE
MICHAEL H. KALKSTEIN
(Chairman) Donald Press
ALLAN E. RUBENSTEIN, M.D.

NOMINATING COMMITTEE
ALLAN E. RUBENSTEIN, M.D. (Chairman)
MOSES MARX
A. THOMAS BENDER, STANLEY ZINBERG, M.D.

CORPORATE OFFICES:
THE COOPER COMPANIES, INC.
10 Faraday, Irvine, CA 92618-1850
Voice: (949) 597-4700 or toll free,
1-888-822-2660, Fax: (949) 597-0662

THE COOPER COMPANIES, INC.
6140 Stoneridge Mall Rd., Suite 590
Pleasanton, CA 94588
Voice: (925) 460-3600, Fax: (925) 460-3648

PRINCIPAL SUBSIDIARIES:
COOPERVISION, INC.
10 Faraday, Irvine, CA 92618-1850
Voice: (949) 597-4700, Fax: (949) 597-0662
COOPERSURGICAL, Inc.
15 Forest Parkway, Shelton, CT 06484
Voice: (203) 929-6321, Fax: (203) 925-0135

HOSPITAL GROUP OF AMERICA, INC.
6140 Stoneridge Mall Rd., Suite 590
Pleasanton, CA 94588
Voice: (925) 460-3600, Fax: (925) 460-3648
Note: HGA was declared a discontinued operation in October 1998. Its headquarters will close at the end of January, 1999.

COMMON STOCK PRICE RANGE:

                        Years Ended October 31,
                       1998                   1997
Quarter Ended     High          Low       High      Low
January 31        50         34 11/16    18 3/4      14
April 30          51 11/16   34          22 1/2      16 5/8
July 31           40 5/8     30 3/8      30          18
October 31        31 13/16   14          41 1/8      28

At December 31, 1998 there were 2,150 shareholders of record compared with 2,613 on December 31, 1997. No dividends were paid on the Company's common stock in 1998 or 1997, and the Company does not currently anticipate paying cash dividends in the future.

INVESTOR RELATIONS CONTACT:
B. NORRIS BATTIN
10 Faraday, Irvine, CA 92618-1850
Voice: (949) 597-4700, Fax: (949) 597-0662
email: nbattin@usa.net

INVESTOR INFORMATION:
Corporate information, including the current share price, recent news releases and the Company's annual report on Securities and Exchange Commission Form 10-K without exhibits, is available free of charge through the Company's interactive stockholder communication system. Call 1-800-334-1986, seven days a week, 24 hours a day. Visit The Cooper Companies, Inc. on the Worldwide Web at www.coopercos.com.

ANNUAL MEETING
The annual meeting of stockholders of The Cooper Companies, Inc. will be held on March 18, 1999 at the Marriott East Side Hotel, New York, NY at 10:00 A.M.

TRANSFER AGENT
American Stock Transfer & Trust Company
40 Wall Street, New York, NY 10005

CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP

STOCK EXCHANGE LISTINGS
The New York Stock Exchange
The Pacific Exchange
Ticker Symbol "COO"

TRADEMARKS
The following trademarks italicized in this report are owned by, licensed to or distributed by The Cooper Companies, Inc., its subsidiaries or affiliates:
Alliance Toric, Cerveillance, CooperFlex'TM', CooperSurgical Infrared Coagulator, Cooper Toric, Encore, FemExam TestCard System'TM', FemExam pH and Amines Test Card, Frequency 55, Hydrasoft, Hyskon, Natural Touch'TM', Preference, Rumi and Unimar.

                                    54

                                     [LOGO]

THE COOPER COMPANIES, INC.
10 Faraday, Irvine, California 92618-1850
Voice: (949) 597-1700, Fax (949) 597-0662, www.coopercos.com




                                     [LOGO]

                           THE COOPER COMPANIES, INC.
       NARROWING OUR FOCUS -- EXPANDING OUR REACH -- 1998 ANNUAL REPORT