Form 10-K405, Exhibit 13
period 1999-10-31
COOPER COMPANIES INC
filed 2000-01-28
CIK 711404

                                     1999
                                 ANNUAL REPORT

                             COOPER COMPANIES, INC.

                               [GRAPHIC OMITTED]

FORWARD-LOOKING STATEMENTS

      This report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Since the outcome of forward-looking statements is uncertain, risky and, indeed, may not occur, investors should not rely on them to predict the future.

      To identify forward-looking statements,look for words like "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

      Events, among others, that could cause actual results and future actions to differ materially from those described by or contemplated in the forward-looking statements include major changes in business conditions and the economy, loss of key senior management, major disruptions in the operations of Cooper's manufacturing facilities, new competitors or technologies, significant disruptions caused by the failure of third parties to address the year 2000 issue, or problems with our year 2000 compliance program, the impact of an undetected virus on our computer systems, acquisition integration costs, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, regulatory issues, significant environmental cleanup costs above those already accrued, litigation costs, costs of business divestitures and other factors described in Cooper's Securities and Exchange Commission filings, including the "Business" section in our Annual Report on Form 10-K for the year ended October 31, 1999. Cooper cautions investors not to rely unduly on forward-looking statements. They reflect our analysis only on their stated date or the date of this report.

                   CONTENTS

Fiscal 1999 Financial Highlights           2
Letter to Shareholders                     3
Quarterly Common Stock
Price Range                               13
Financial Section                         13
Corporate Information                     46

                                 COMPANY PROFILE

The Cooper Companies, Inc. is a rapidly growing specialty healthcare company serving the vision care and women's health-care markets around the world with high quality products and services. CooperVision markets a broad range of contact lenses. CooperSurgical offers diagnostic products, surgical instruments and accessories primarily to the physician's in-office segment of the women's healthcare market.

Financial Highlights

                                                   FISCAL YEARS ENDED OCTOBER 31,
                                          ---------------------------------------------
                                            1999      % CHANGE       1998      % CHANGE
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)                 VS. 1998                VS. 1997
---------------------------------------------------------------------------------------
REVENUE
---------------------------------------------------------------------------------------
  CooperVision                            $ 136.0        14%       $ 119.2        86%

  CooperSurgical                          $  29.3         5%       $  28.0        13%

  Total                                   $ 165.3        12%       $ 147.2        66%

---------------------------------------------------------------------------------------
OPERATING INCOME
---------------------------------------------------------------------------------------

  CooperVision                            $  40.8        18%       $  34.6        50%

  CooperSurgical                          $   4.3       103%       $   2.1       (14%)

  Corporate expenses                      $  (6.3)       n/m       $  (7.0)       n/m

  Total                                   $  38.8        31%       $  29.7        50%

  As a percent of revenue                     23%         --           20%         --

---------------------------------------------------------------------------------------
EARNINGS
---------------------------------------------------------------------------------------

  Net income                              $  25.1       (37%)      $  39.8        27%

  As a percent of revenue                     15%         --           27%         --

  From continuing operations              $  22.0       (62%)      $  57.8        32%

  As a percent of revenue                     13%         --           39%         --

---------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
---------------------------------------------------------------------------------------

  Continuing operations                   $  1.54        69%       $   .91(1)     18%

  Discontinued operations                 $   .21        n/m      ($  1.18)       n/m

  Net income                              $  1.75       (33%)      $  2.61         9%

---------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
---------------------------------------------------------------------------------------

  Depreciation and amortization           $   8.4         --       $   8.4        97%

  Cash flow from operating activities     $  27.7       144%       $  11.4        (3%)

  Cash flow(2) per diluted share          $  2.82        46%       $  1.93        28%

  Cash and cash equivalents               $  20.9       185%       $   7.3       (60%)

  Working capital                         $  58.6       (16%)      $  69.4        (3%)

  Total assets                            $ 285.9        (3%)      $ 296.0        74%

  Total liabilities                       $ 121.7       (19%)      $ 150.8       155%

  Stockholders' equity                    $ 164.1        13%       $ 145.2        30%

  Average shares used for EPS calculation    14.3        (6%)         15.3        16%

---------------------------------------------------------------------------------------

(1)   Proforma, assuming 40% tax rate
(2) Pretax income from continuing operations plus depreciation and amortization

================================================================================


COOPERVISION

AND COOPERSURGICAL

REVENUE TRENDS

[The following was represented as a bar chart]

          CSI        CVI         CONSOLIDATED
          ---        ---         ------------
1994      12.8       37.9           50.6

1995      12.8       42.5           55.3

1996      17.2       46.9           66.1

1997      24.8       64.0           88.8

1998      28.0      119.2          147.2

1999      29.3      136.0          165.3

To Our Shareholders:

IN ITS FIRST YEAR AS A "PURE PLAY" MEDICAL DEVICE COMPANY, THE COOPER COMPANIES REPORTED SOLID SALES, EARNINGS AND CASH FLOW GROWTH.

      In April, we completed the divestiture of Hospital Group of America, our former mental health services business. We used some of the net proceeds to pay down debt to about $59 million--27% of total capitalization.

      Revenue from CooperVision (CVI), our specialty contact lens business, and CooperSurgical (CSI), our women's health care franchise, together grew 12%, with CooperVision up 14% and CooperSurgical rising 5%. Since 1994, Cooper's total medical device revenue has grown at a compounded rate of 27%.

      Earnings per share from continuing operations in fiscal 1999 grew 69% to $1.54 versus the fully taxed proforma 91 cents for the previous year. Our global tax-planning strategy, begun in 1999, helped to reduce our effective tax rate to 32.7%. This strategy will

================================================================================


extend the life of our $163 million in net operating loss carryforwards to approximately 2003. Reflecting improved operating results, cash flow per share (pretax income from continuing operations plus depreciation and amortization) grew 46% to $2.82 in 1999 from $1.93 per share in the previous year.

      A share repurchase program that concluded during fiscal 1999 reduced our shares outstanding by 1 million to 14.1 million at fiscal year end. Cooper paid an average price of $15.34 for these shares. In May, we announced our intention to pay a regular quarterly dividend of 2 cents per share.

      In fiscal 2000, we expect revenue and operating income from our combined medical device business to grow by 20% to 25%.

================================================================================


CooperVision

WE ESTIMATE THAT THE WORLD MARKET FOR SOFT CONTACT LENSES GREW APPROXIMATELY 6% TO $2.6 BILLION DURING 1999.

      Specialty contact lenses, where CVI concentrates the majority of its marketing efforts, grew significantly faster than spherical lenses, continuing the trend of the past several years in the major markets around the world.

      Specialty products include toric lenses for astigmatism, multifocal lenses for presbyopia, aspheric lenses that can improve visual acuity in selected nearsighted patients and opaque lenses that can modify the natural color of the eye. Our 1999 figures indicate that U.S. specialty lens revenue grew 15% compared with a decline of almost 2% in spherical lens sales. These products currently account for about $430 million of the $1.2 billion U.S. market, up from $375 million last year. Outside the U.S., we estimate that the specialty lens market is growing about four times faster than the spherical lens market. (Please see the insert in this report, "CooperVision: Sustainable Competitive Advantage in an Increasingly Attractive Market" for more details about the contact lens market.)

      CVI's worldwide core business--all revenue other than sales to other contact lens suppliers--grew 16% in

                             APRIL
                           ---------------------------
                             1996
                             ACQUIRES UNIMAR,
                             manufacturer of women's
                               healthcare products
                           ---------------------------
                             |
================================================================================
               |                                                             |
------------------                                 -----------------------------
  BOARD APPOINTS                                              DOUBLES
  Tom Bender CEO                                           CONTACT LENS
1994                                                 manufacturing capacity at
------------------                                   Scottsville, NY, facility
MARCH                                              1996
                                                   -----------------------------
                                                   AUGUST

fiscal 1999. Core revenue grew by 18% in the United States and 11% overseas. The U.S. accounted for 65% of our core revenue.

      The U.S. market for toric lenses, CVI's leading product group, grew 4% in value through September 1999, while CVI's toric lens sales grew 25% during the same period. Improved toric technology and the continued popularity of more frequently replaced toric lenses drive this increased demand. Sales of disposable-planned replacement toric lenses, the market's fastest growing segment, grew 19% through September, and now represents 56% of the toric market. CVI's disposable-planned replacement toric brands, led by Preference Toric and the recently introduced Frequency 55 Toric, grew 38% during the nine months and 41% for the fiscal year. With this strong performance, we believe that we are now the leading manufacturer of toric contact lenses in the United States.

      During 1999, CVI strengthened its market position around the world. Important new product launches included:

      The full range of parameters of Frequency 55 Toric, a planned replacement lens for two-week or monthly use. In the U.S., Frequency 55 Toric aims at the lower priced segment of the toric market offering practitioners more fitting choices at comparable prices than competitive products. Market acceptance has exceeded expectations.

      A new member of the Frequency family, Frequency Aspheric, a new optical design that has demonstrated enhanced visual acuity in selected patients.

                                                       APRIL
                                                       -------------------------
                                                       1997
                                                               REDEEMS
                                                             $9.3 MILLION
                                                          of convertible debt
                                                       -------------------------
                                                                            |
================================================================================
     |
   --------------------------------
              ACQUIRES
            NATURAL TOUCH
     line of cosmetic lenses from
       Wesley Jessen Vision Care
   1997
   --------------------------------
   FEBRUARY

      Preference Toric XR, new parameters that extend the range of Preference Toric.

      A new low cost, cast-molded toric lens called Frequency EXCEL in Europe and Encore in the U.S. that is recommended for two-week (disposable) wear.

      The toric lens segment of the worldwide contact lens market continues to grow and evolve with planned replacement toric lenses continuing to supplant conventional products. CVI has led these market changes. In fiscal 1999, toric lenses accounted for 43% of CVI's worldwide business, growing 28% over 1998. CVI has targeted the year 2000 to become the world's leading manufacturer of toric contact lenses.

      In the U.S. spherical lens market, Frequency 55 Sphere, introduced in 1998 to take advantage of newly acquired manufacturing technology, enjoyed a successful first year. Disposable-planned replacement lenses--spheres and torics together--now comprise 75% of our total worldwide business.

      In Japan, the world's second largest contact lens market, CVI's marketing

                       JULY
                       ----------------------------------
                       1997
                                   COMPLETES
                          public offering of 2 million
                           shares at $23.50 per share
                       ----------------------------------
                          |
================================================================================
  |                                          |
---------------------------                -------------------------------------
         ACQUIRES                                       ACQUIRES
        MARLOW, INC.                             ASPECT VISION CARE, LTD.,
  manufacturer of women's                    British contact lens manufacturer
    healthcare products                    1997
1997                                       -------------------------------------
---------------------------                DECEMBER
APRIL

partner, Rohto Pharmaceuticals, Inc., received regulatory clearance to market CVI's spherical and toric products. Rohto has purchased initial product inventory from CVI and has introduced the products in Japan under the Rohto i.Q. brand name using national television advertising.

      In Europe, CVI added Frequency UV to its spherical product line, continued the rollout of its toric products and acquired a Swedish contact lens distributor to service Scandinavia.

      In other marketing initiatives, we formed a joint venture to market lenses in Australia and launched a major new marketing program by adding, beginning in 2000, consumer and practitioner e-commerce capabilities to CVI's Internet website, www.coopervision.com.

      CVI's gross margins improved in each quarter during fiscal 1999 after a temporary decline during 1998's manufacturing transition. In the fourth quarter, gross margin reached 68%. Reduced capital spending contributed to the year's improved cash flow.

      In the next several years, we expect CVI's revenue growth to continue in the "mid-teens." Areas of opportunity include sustained toric lens growth in both North America and markets abroad, especially Japan, and new value added products targeted to niche markets around the world, such as our Frequency aspheric products.

                                            DECEMBER
                                            ------------------------------------
                                            1997
                                                           SIGNS
                                                    MARKETING AGREEMENT
                                              with Rohto Pharmaceuticals, Ltd.
                                                  to enter Japanese market
                                            ------------------------------------
                                              |
================================================================================

COOPERSURGICAL:

CONSOLIDATING THE IN-OFFICE

WOMEN'S HEALTHCARE MARKET

      In 1990, CSI acquired Frigitronics, a technology company with a range of gynecological and ophthalmic products, giving it a starting point in women's healthcare.

      In 1991 it purchased Euro-Med, a direct mail-order business that sells premium gynecological instruments.

      In 1992, CSI introduced a line of electrical instruments and disposable products to perform LEEP (Loop Electro-surgical Excision Procedure), a surgical intervention that allows physicians to diagnose and treat diseases of the cervix concurrently. Because of the procedure's dual role, managed care quickly adopted the product line, noting its economic benefits.

      In 1996, the Company bought Unimar, a company with $6 million in annual sales and several well-established disposable diagnostic products. CSI moved much of its product manufacturing in-house and improved margins.

      In 1997, CSI bought Marlow, which added an additional $6 million in annual revenue, and became the exclusive distributor of an embryonic transfer catheter used in fertility clinics in the U.S. The in vitro fertilization market is primarily private pay and growing rapidly.

      In 1998, CSI developed and introduced Cerveillance, a digital colposcopy system with proprietary software, developed in house. Cerveillance allows a doctor to examine the cervix and then document, store and recall digital images of the findings, a valuable feature in today's cost conscious healthcare environment.

      CSI also entered the diagnostic segment of the women's healthcare market in 1998 with the introduction of the first in a planned series of innovative tests: its FemExam pH and Amines TestCard, a rapid, economical, point of care product used in the diagnosis of vaginitis, the most common vaginal infection.

CooperSurgical

WOMEN'S HEALTHCARE IS A LARGE AND GROWING MARKET WITH THREE MAJOR
SEGMENTS--PHARMACEUTICALS, CAPITAL EQUIPMENT FOR HOSPITALS AND LARGE CLINICS AND INSTRUMENTS AND DISPOSABLES DESIGNED FOR IN-OFFICE TREATMENT.

      Each year, about 34,000 gynecologists in the United States record approximately 60 million office visits, assist in 4.6 million births and perform over two million surgical procedures. They treat conditions such as vaginitis, excessive menstrual bleeding, cancer and its precursors, non-malignant fibroid tumors and endometritis (an inflammation of the uterine lining). With the continuing emphasis on preventive care, many managed care organizations now routinely reimburse common screening services such as PAP smears, osteoporosis evaluations and mammography. The cost pressures of managed care continue to move procedures from the hospital to the physician's office, and many women now use their gynecologist as their general practitioner.

      CooperSurgical primarily targets the in-office women's healthcare market where physicians screen, diagnose and treat commonly occurring gynecological conditions. CSI also provides products for hospitals and clinics (including products for minimally invasive procedures) and reproductive medicine. In each of these markets, CSI identifies high volume procedures and provides the products used to perform them. Historically, CSI's business approach has been to

                                        MARCH
                                        ------------------------
                                        1999
                                                REGULATORY
                                            clearance to market
                                             lenses in Japan
                                        ------------------------
                                            |
================================================================================
  |                                              |
---------------------------------------       ----------------------------------
           ANNOUNCES PLAN                                   DIVESTS
  to buy back up to 1 million shares;              Hospital Group of America
          completed in 1999                      psychiatric services business
1998                                          1999
---------------------------------------       ----------------------------------
SEPTEMBER                                     APRIL


consolidate the market for in-office gynecology products through acquisition. The market is highly fragmented, served by small manufacturers that generally offer limited product lines and lack the resources for expansion and acquisition. Since 1990, CSI has acquired nine companies or product lines, and the majority of its 1999 revenue came primarily from these acquisitions. CSI typically merges an acquired company's operations into its Connecticut facility within sixty days. This generates significant economies of scale, gradually improving margins.

      During 1999, CSI's revenue increased 5% to $29.3 million. With lower new product marketing expenses than last year, operating income more than doubled to $4.3 million. CSI continues to consolidate the market by acquiring companies and product lines serving in-office women's healthcare while concurrently developing its own proprietary products.

      Recently, CSI announced plans to acquire two additional lines of gynecological products. In December, it acquired a group of women's health-care products with current annual revenue of about $8 million from BEI Medical Systems Company, Inc. The products include established brands of uterine manipulators and other products for the gynecological surgery market. Physicians use these products both in their offices and in hospitals, and the majority of them are disposable.

      CSI has also agreed to acquire Leisegang Medical, Inc. from NetOptix Corporation. Founded in Germany in 1889, Leisegang is a well-known and highly regarded women's healthcare company. It markets diagnostic and surgical instruments for the women's healthcare market including colposcopes, instruments to perform loop electrosurgical excision procedures, hand held gynecological instruments, disposable specula and cryosurgical systems. This product group should add about $11 million in annual revenue and will expand CSI's global presence, as it plans to market its line of gynecological products in Europe through Leisegang's German subsidiary. The transaction is scheduled to close in January 2000.

      With the addition of the BEI and Leisegang product lines, CSI expects

================================================================================
                         |
                       ---------------------------------
                                    ANNOUNCES
                            marketing agreements for
                         FemExam product line with 3m,
                               Matria and BioStar
                       1999
                       ---------------------------------
                       JULY

annual revenue of approximately $50 million for calendar 2000. Cooper's objective is to grow CSI to the $100 million revenue level with operating income of 20% in the next three to five years through continued market consolidation, new product development and manufacturing efficiencies.

      CSI's acquisitions over the years have given it the financial "critical mass" to allow the introduction of its own proprietary new products such as its advanced digital colposcope, Cerveillance and the CooperSurgical Infrared Coagulator. Cerveillance is the first device to combine digital imaging and proprietary software in a fully integrated compact colposcope, an instrument used in examining the cervix. It can track cervical lesions over time, documenting changes in tissue color within the cervix. The Infrared Coagulator is used in the practitioner's office to remove genital warts rapidly and safely.

      Sales, marketing and business development programs for CSI's line of FemExam diagnostic testing cards, licensed from Litmus Concepts, Inc., was a major emphasis during 1999. These credit card sized tests are rapid, economical, point of care products used in the diagnosis of vaginitis, the most common vaginal infection. The bacterial form of vaginitis (BV) affects as many as 25% of women in the United States, accounts for 13 million physician office visits annually in the U.S. and represents half of all vaginal infections. It is associated with serious complications including premature and low birth weight babies, post-partum infections, pelvic inflammatory disease, post-gynecological surgery

  DECEMBER
-----------------------------------
  1999
              ACQUIRES
     women's healthcare products
    from BEI Medical Systems,Inc.
-----------------------------------
                               |
================================================================================
                                                  |
                                                --------------------------------
                                                         ANNOUNCES PLANS
                                                  to acquire Leisegang women's
                                                    healthcare products from
                                                    NetOptix Corporation,Inc.
                                                1999
                                                --------------------------------
                                                DECEMBER

infections, abnormal PAP smears and increased risk of HIV.

      In July, CSI announced that it had agreed with 3M Pharmaceuticals, which markets an anti-infective pharmaceutical to treat vaginitis, and separately with Matria Healthcare Inc., which manages high-risk pregnancy patients, to co-market its FemExam pH and Amines Test Card in the United States. Each partner will use the FemExam card to augment their own marketing activities.

      Adding to improved prospects for the success of FemExam, The American Medical Association has awarded the FemExam card an additional third party reimbursement code. Both tests on the card will now be covered by third party insurance, allowing physicians to electronically bill for them. The Health Care Financing Administration (HCFA) has recently set a reimbursement fee that will range from $10 to $13 per test card. Third party insurers will benchmark their payments to the HCFA amount. In August, CSI and BioStar, Inc., a Thermo Electron Corporation subsidiary, agreed to co-market three additional in-office tests for vaginitis. With these developments, we hope to accelerate acceptance of the FemExam product line by gynecologists and family practitioners during 2000.

LOOKING AHEAD

      In the new century, we anticipate advances in treating eye and women's health disorders eclipsing those of the past hundred years. There is no more precious sense than sight. Women's healthcare has, until recently, been underserved. Cooper looks forward to continuing to develop and deliver high quality products for the patients who will benefit from them and caregivers who will administer them in the year 2000 and beyond.

      Our deepest thanks, as always, to our employees, who made 1999's achievements possible.


/s/ Allan E. Rubenstein, M.D.
Allan E. Rubenstein, M.D.

Chairman of the Board


/s/ A. Thomas Bender
A. Thomas Bender

President and Chief Executive Officer

January 24, 2000

QUARTERLY
COMMON STOCK PRICE RANGE

   [The following table was depicted as a bar chart in the printed material]

                   1999 LOW     1999 HIGH    1998 LOW    1998 HIGH
                   --------     ---------    --------    ---------

January 31         12.38        28           34.69        50

April 30           11.75        16.33        34           51.69

July 31            15.38        25.12        30.38        40.63

October 31         19.63        31.88        14           31.81

      At December 31, 1999 and 1998, there were 1,902 and 2,150 common stockholders of record, respectively. On May 20, 1999, the Company announced it intended to pay an annual dividend on its common stock of 8 cents per share, payable quarterly.

                                    INDEX TO
                                    FINANCIAL
                                   INFORMATION

Five Year Financial Highlights                                                14

Two Year Quarterly Information                                                15

Management's Discussion and Analysis
of Financial Condition and Results of
Operations                                                                    16

Management's Statement Regarding Financial Reporting                          21

Independent Auditors' Report                                                  21

Consolidated Statements of Income                                             22

Consolidated Balance Sheets                                                   23

Consolidated Statements of Cash Flow                                          24

Consolidated Statements of Comprehensive Income                               25

Notes to Consolidated Financial Statements                                    26

                         FIVE YEAR FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS
--------------------------------------------------------------------------------

                                                                 YEARS ENDED OCTOBER 31,
                                            -------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1999         1998         1997         1996         1995
---------------------------------------------------------------------------------------------------------
Net sales                                   $ 165,328    $ 147,192    $  88,769    $  66,118    $  55,296
                                            =============================================================
Gross profit                                $ 106,319    $  91,428    $  61,444    $  46,207    $  37,747
                                            =============================================================
Income from continuing operations
  before income taxes                          32,712       23,087       16,936       11,167        6,121
Provision for (benefit of) income taxes        10,711      (34,723)     (26,735)      (4,438)          43
                                            -------------------------------------------------------------
Income from continuing operations before
  extraordinary item                           22,001       57,810       43,671       15,605        6,078
Discontinued operations, net of taxes:
  Income (loss) before extraordinary item         129        4,336        4,719          998       (5,963)
  Gain (loss) from disposal                     2,970      (22,300)     (18,000)          --           --
  Extraordinary item                               --           --         (469)          --           --
                                            -------------------------------------------------------------
                                                3,099      (17,964)     (13,750)         998       (5,963)
                                            -------------------------------------------------------------
Income before extraordinary item               25,100       39,846       29,921       16,603          115
Extraordinary item, net                            --           --        1,461           --           --
                                            -------------------------------------------------------------
Net income                                  $  25,100    $  39,846    $  31,382    $  16,603    $     115
                                            =============================================================

Diluted earnings (loss) per share:
Continuing operations                       $    1.54    $    3.79    $    3.33    $    1.32    $    0.52
Discontinued operations                          0.21        (1.18)       (1.05)        0.09        (0.51)
Extraordinary item, net                            --           --         0.11           --           --
                                            -------------------------------------------------------------
Earnings per share                          $    1.75    $    2.61    $    2.39    $    1.41    $    0.01
                                            =============================================================
Average number of shares used to compute
  diluted earnings per share                   14,312       15,269       13,120       11,794       11,667
Memo diluted earnings per share data:
Income from continuing operations
  before income taxes                       $    2.29    $    1.51    $    1.29    $    0.95    $    0.52

--------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL POSITION
--------------------------------------------------------------------------------

                                                                     OCTOBER 31,
                                             ----------------------------------------------------
(IN THOUSANDS)                                   1999       1998       1997       1996       1995
-------------------------------------------------------------------------------------------------
Current assets*                              $100,461   $116,077   $100,574   $ 58,712   $ 52,185
Property, plant and equipment,net              40,319     34,234      7,634      4,650      3,974
Intangible assets, net                         80,518     84,308     32,274     16,864      9,901
Other assets                                   64,575     61,422     30,142      4,004      1,417
                                             ----------------------------------------------------
Total assets                                 $285,873   $296,041   $170,624   $ 84,230   $ 67,477
                                             ====================================================

Current liabilities**                        $ 41,896   $ 46,701   $ 29,118   $ 26,318   $ 27,321
Long-term debt                                 57,067     78,677      9,125     37,912     34,268
Other long-term liabilities                    22,767     25,410     20,848      4,670      7,637
                                             ----------------------------------------------------
Total liabilities                             121,730    150,788     59,091     68,900     69,226
Stockholders' equity (deficit)                164,143    145,253    111,533     15,330     (1,749)
                                             ----------------------------------------------------
Total liabilities and stockholders' equity   $285,873   $296,041   $170,624   $ 84,230   $ 67,477
                                             ====================================================

================================================================================

*     Includes net assets of discontinued operations in 1995-1998

**    Includes current installments of long-term debt


                                 The Cooper Companies, Inc. and Subsidiaries  14

                        TWO YEAR QUARTERLY FINANCIAL DATA

--------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
--------------------------------------------------------------------------------------------------------------
Net sales                                           $ 34,959         $ 41,743        $ 43,404         $ 45,222
                                                    ==========================================================
Gross profit                                        $ 21,543         $ 26,569        $ 28,288         $ 29,919
                                                    ==========================================================
Income from continuing operations before
  income taxes                                      $  4,088         $  7,898        $  9,627         $ 11,099
Provision for income taxes                             1,447            2,604           3,081            3,579
                                                    ----------------------------------------------------------
Income from continuing operations                      2,641            5,294           6,546            7,520
Discontinued operations, net of taxes:
  Income (loss)                                          (21)             150              --               --
  Gain on disposal                                     1,279            1,691              --               --
                                                    ----------------------------------------------------------
Income from discontinued operations                    1,258            1,841              --               --
                                                    ----------------------------------------------------------
Net income                                          $  3,899         $  7,135        $  6,546         $  7,520
                                                    ==========================================================
Diluted earnings per share*:
  Continuing operations                             $   0.18         $   0.38        $   0.46         $   0.53
  Discontinued operations                               0.09             0.13              --               --
                                                    ----------------------------------------------------------
  Net income                                        $   0.27         $   0.51        $   0.46         $   0.53
                                                    ==========================================================
Number of shares used to compute diluted
  earnings per share                                  14,668           14,071          14,194           14,299
                                                    ==========================================================
Memo diluted earnings per share data:
Income from continuing operations,
  before income taxes                               $   0.28         $   0.56        $   0.68         $   0.78
                                                    ==========================================================

--------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    FIRST QUARTER    SECOND QUARTER     THIRD QUARTER    FOURTH QUARTER
---------------------------------------------------------------------------------------------------------------
Net sales                                        $ 29,384          $ 37,450          $ 39,709          $ 40,649
                                                 ==============================================================
Gross profit                                     $ 18,107          $ 24,423          $ 24,836          $ 24,062
                                                 ==============================================================
Income from continuing operations before
  income taxes                                   $  4,894          $  6,873          $  7,429          $  3,891
Benefit of income taxes**                            (449)             (505)             (910)          (32,859)
                                                 --------------------------------------------------------------
Income from continuing operations                   5,343             7,378             8,339            36,750
Discontinued operations, net of taxes:
  Income                                              650             1,105             1,835               746
  Loss from disposal                                   --                --                --           (22,300)
                                                 --------------------------------------------------------------
Loss from discontinued operations                     650             1,105             1,835           (21,554)
                                                 --------------------------------------------------------------
Net income                                       $  5,993          $  8,483          $ 10,174          $ 15,196
                                                 ==============================================================
Diluted earnings per share*:
  Continuing operations                          $   0.35          $   0.48          $   0.54          $   2.45
  Discontinued operations                            0.04              0.07              0.12             (1.44)
                                                 --------------------------------------------------------------
  Net income                                     $   0.39          $   0.55          $   0.66          $   1.01
                                                 ==============================================================
Number of shares used to compute diluted
  earnings per share                               15,354            15,443            15,342            14,978
                                                 ==============================================================
Memo diluted earnings per share data:
  Income from continuing operations,             $   0.32          $   0.45          $   0.48          $   0.26
  before income taxes                            ==============================================================

================================================================================

* The sum of earnings per share for the four quarters is different from the full year amount as a result of computing the quarterly and full year amounts on the weighted average number of common shares outstanding in the respective periods.

** Includes a tax benefit of $33.3 million for the reduction of the valuation allowance against the deferred tax assets in the fourth quarter of fiscal 1998.


15  The Cooper Companies, Inc. & Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Note numbers refer to the "Notes to Consolidated Financial Statements" beginning on page 26 of this report.

RESULTS OF OPERATIONS

      This section focuses on our income statement and compares our operating results from continuing operations over the three year period ended October
31, 1999. We discuss our cash flows and current financial condition beginning on page 19 in the "Capital Resources and Liquidity" section.

NET SALES

      Our consolidated net sales grew by 12% in 1999 and 66% in 1998. Our Cooper Vision ("CVI") and Cooper Surgical ("CSI") business units have generated consistent net sales growth over the three-year period.

                                                             GROWTH
                                               ---------------------------------
($ IN MILLIONS)                                 1999 vs. 1998      1998 vs. 1997
--------------------------------------------------------------------------------
CVI                                            $16.8      14%     $55.2      86%
                                               =================================
CSI                                            $ 1.3       5%     $ 3.2      13%
                                               =================================

--------------------------------------------------------------------------------

1999 vs.1998

CVI

      CVI's worldwide core business, defined as all revenue other than original equipment manufacturer ("OEM") sales to other contact lens suppliers, grew 16% in fiscal 1999:

                                                    %                 %       %
($ IN MILLIONS)                          1999   TOTAL      1998   TOTAL  GROWTH
--------------------------------------------------------------------------------
U.S.                                   $ 82.9     61%    $ 70.3     59%     18%
International                            44.3     33%      39.8     33%     11%
                                       ================================
Core Business                           127.2     94%     110.1     92%     16%
OEM                                       8.8      6%       9.1      8%     (4%)
                                       --------------------------------
Total                                  $136.0    100%    $119.2    100%     14%
                                       ================================

--------------------------------------------------------------------------------

      CVI's core product sales grew 18% in the U.S. and 11% internationally (sales in countries outside the United States plus exports from the United States). The U.S. contact lens market grew 4% during the first nine months of the calendar year as indicated by a contact lens industry market research audit ("CLI" data) for the third calendar quarter. CVI believes that through fiscal 1999, it gained one market share point in the U.S. to 8%.

      In the United States, sales of toric lenses to correct astigmatism continued to drive CVI's sales gains, growing 26% in a market segment growing about 4% annually. We believe that CVI is now the revenue leader in the U.S. toric lens market.

      The disposable-planned replacement ("DPR") toric market grew about 20% through September 1999 and continues to be the fastest growing category in the U.S. contact lens market. It now accounts for 61% of the toric category's revenue, up from 52% at the same time last year. Of the $32 million total revenue growth in the U.S. contact lens market through September, DPR torics account for about $13 million, of which CVI's toric products account for about $8 million.

      For the fiscal year, CVI's DPR torics sales grew 41% in the U.S. as Preference Toric, CVI's premium toric brand, and Frequency 55 Toric both showed strong results. CVI believes that it leads the U.S. DPR toric sector with about 34% of the revenue generated, up from 29% a year ago.

      U.S. sales of all DPR lenses -- torics and spheres together -- grew about 9% through the first nine calendar months, according to the latest market research audit. Sales of CVI's DPR lenses in the U.S. were 38% ahead for the fiscal year. DPR lenses represent 66% of CVI's U.S. revenue and 75% of its worldwide revenue.

      Internationally, our Canadian and Italian businesses generated strong sales, and new product introductions continue in Europe, including toric and other specialty lenses. In Japan, CVI's partner, Rohto Pharmaceuticals, Inc., launched CVI spherical and toric lenses under the Rohto i.Q trade name. Except in the United Kingdom, where we have initiated new market strategies to offset competitive inroads, CVI believes that it is gaining market share in each of the world's top ten contact lens markets.

      OEM sales decreased 4% in 1999, and we expect this trend to continue as our product mix shifts toward higher margin branded products.

      We believe that CVI is well positioned to compete successfully in the worldwide contact lens market, particularly with its Preference and Frequency 55 line of DRP lenses and its line of custom toric lenses.

CSI

      CSI's revenue grew 5% in fiscal 1999.CSI's sales of gynecology ("GYN") products grew 6%, led by its FemExam, infrared coagulator, Marlow and Cerveillance Scope product lines. The growth in these product lines was partially offset by lower sales of more mature product lines. GYN product sales


                                   The Cooper Companies, Inc. & Subsidiaries  16

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- CONTINUED

accounted for over 90% of CSI's sales in fiscal 1999. In July, CSI announced that it had agreed with 3M Pharmaceuticals (NYSE: MMM) and Matria Healthcare Inc. (NASDAQ: MATR) to co-market its FemExam pH and Amines Test Card in the United States, and that the American Medical Association had awarded the FemExam Card an additional third party reimbursement code. The FemExam Card is an accurate, convenient point of care diagnostic test used to help determine if a vaginal infection is bacterial or fungal. In August, CSI and BioStar, Inc., a Thermo Electron Corporation (NYSE: TMO) subsidiary, agreed to co-market three additional in-office tests for vaginitis. All four tests are being developed under CSI's licensing agreement with Litmus Concepts, Inc. In the United States, vaginitis accounts for about 13 million physician office visits and about 10 million clinic visits, annually.

1998 vs. 1997

CVI

      Net sales of CVI products increased primarily due to the acquisition of Aspect Vision Care Limited ("Aspect") (see Note 2) and sales growth achieved in planned replacement contact lenses in North America. The Aspect acquisition accounted for 63% of the sales growth and represented approximately 29% of CVI's 1998 sales. In North America, CVI's sales of DPR toric lenses grew approximately 74%,and sales of DPR spherical lenses grew approximately 79%. Sales of toric lenses grew 38% for the year and accounted for 38% of CVI's sales. In March 1997,we acquired Natural Touch, a line of opaque, cosmetic contact lenses that contributed $5.4 million to 1998 sales. These increases were partially offset by anticipated declines in sales of mature product lines.

      In February 1998, CVI introduced the Frequency 55 DPR spherical lens in the United States. The worldwide market for DPR spherical lenses represents about 60% of the total worldwide contact lens market.

      In May 1998, CVI introduced two new toric products: Hydrasoft Toric Options, a custom planned replacement toric lens for astigmatic patients with complex corrections, and Frequency 55 Toric, a planned replacement lens designed for two-week or monthly replacement, positioned in the lower-priced segment of the DPR toric market.

CSI

      CSI's net sales increased by 13% principally due to sales of Marlow Surgical Technologies, Inc. ("Marlow") products, acquired in April 1997 and Hyskon, a fluid used by gynecologists in certain surgical procedures, acquired in December 1997.

      CSI introduced three new product lines in 1998.

      The Cerveillance Scope, an instrument that uses digital imaging and proprietary software to provide enhanced visualization and documentation in examinations of the cervix.

      The Cooper Surgical Infrared Coagulator, an instrument to perform a nonsurgical, noninvasive procedure to treat genital lesions in the physician's office.

      The FemExam pH and Amines Test Card the first in a planned series of patented diagnostic tests in the FemExam Test Card System that CSI licensed. These tests are used, primarily in the physician's office, to rapidly and economically screen and diagnose common vaginal infections such as bacterial vaginosis, yeast and trichomonasis.

COST OF SALES/GROSS PROFIT
Gross profit as a percentage of net sales ("margin") was:

                                              1999            1998          1997
--------------------------------------------------------------------------------
CVI                                            66%             64%           76%
CSI                                            56%             55%           52%
Consolidated                                   64%             62%           69%
--------------------------------------------------------------------------------

      In fiscal 1999, CVI's margin improved each quarter from the atypically low 60% reported in the fourth quarter of 1998, when it spent about $1.7 million to improve efficiency, rationalize manufacturing, expand capacity and fill back orders. The gross profit improvement reflects cost reduction projects begun last year at our U.K. and Rochester manufacturing sites In addition, we have eliminated capacity constraints, improved production yields and customer service levels and normalized staffing levels. We believe that continued cost reductions will result in improving margins in the future, aside from any major changes in product mix.

      Compared with 1997,CVI's margin declined in 1998 due to the acquisition of Aspect, whose spherical products have lower margins, and increased sales of lower margin Natural Touch products. Also, in the fourth quarter of 1998, CVI spent an estimated $1.7 million for rationalizing contact lens manufacturing, filling backorders and new product start-up inefficiencies. Despite the margin decrease and the additional fourth quarter costs, CVI's gross profit grew by 57% from additional 1998 revenue.


17  The Cooper Companies, Inc. & Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- CONTINUED

      Successful programs to more efficiently manufacture acquired products have improved CSI's margins over the three-year period. In the absence of a material acquisition of lower margin products, Management expects that new and future proprietary products, after initial start-up, will command higher margins and that CSI's margins will continue to improve.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ("SGA")

(IN MILLIONS)                                         1999       1998       1997
--------------------------------------------------------------------------------
CVI                                                  $45.8      $38.5      $23.7

CSI                                                    9.6       10.7        8.8

Corporate/other                                        6.3        7.0        5.8
                                                     ---------------------------

                                                     $61.7      $56.2      $38.3
                                                     ===========================

--------------------------------------------------------------------------------

      Consolidated SGA increased by 10% in 1999 and 47% in 1998. Over the same periods, consolidated revenue grew 12% and 66%, respectively, resulting in consistent improvement in the ratio of SGA to sales from 43% of sales in 1997 to 38% in 1998 and 37% in 1999.

      SGA at CVI increased by 19% in 1999 and 62% in 1998. The increase in 1999 resulted primarily from ongoing spending in selling, promotion and distribution to launch new products. The increase in 1998 was primarily due to the Aspect acquisition. Also in the fourth quarter of 1998, CVI spent an estimated $1 million in SGA to launch products, some of which experienced delays. CVI's SGA was 34% of sales in 1999, 32% in 1998 and 37% in 1997.

      CSI's 1999 SGA decreased vs. 1998 because its new product launches occurred primarily in 1998. The 1998 SGA increase at CSI was due primarily to the 1997 acquisition of Marlow (see Note 2) and new product launch costs.

      Corporate/other SGA decreased in 1999 compared with 1998 primarily because we resolved legal issues in 1998. Additional legal costs incurred to settle certain litigations and higher headquarter's operating costs from expanded international responsibilities caused most of the 1998 increase.

RESEARCH AND DEVELOPMENT EXPENSE

      Research and development expense was $2 million or 1% of net sales in 1999, $1.9 million or 1% in 1998 and $1.7 million or 2% in 1997.

      We expect the current level of research and development spending to remain stable as a percentage of sales, as we focus on acquiring products that can be marketed immediately or in the short-term, rather than on longer-term, higher-risk research and development projects.

AMORTIZATION OF INTANGIBLES

      Amortization of intangibles was $3.8 million in 1999, $3.6 million in 1998 and $1.6 million in 1997. The increase in each year reflects the effect of acquisition activity during the three-year period (see Note 2).

INCOME FROM OPERATIONS

      As a result of the activities discussed above, income from operations has more than doubled since 1997.

(IN MILLIONS)                                    1999         1998         1997
--------------------------------------------------------------------------------
CVI                                             $40.8        $34.6        $23.1

CSI                                               4.3          2.1          2.5

Corporate/other                                  (6.3)        (7.0)        (5.8)
                                                --------------------------------
                                                $38.8        $29.7        $19.8
                                                ================================

Percent growth                                     31%          50%
                                                ===================

--------------------------------------------------------------------------------

SETTLEMENT OF DISPUTES, NET

      In 1998, we recorded a charge to income of $1.3 million ($1.1 million in the fourth quarter) to settle our dispute with GT Laboratories and for other smaller matters. In 1997, we reversed a $104,000 accrual no longer required.

OTHER INCOME, NET

(IN THOUSANDS)                               1999           1998           1997
--------------------------------------------------------------------------------
Interest income                             $ 375          $ 311          $ 344

Foreign exchange gain
  (loss)                                     (325)           591(1)        (142)

Other                                         181            (12)             1
                                            ------------------------------------
                                            $ 231          $ 890          $ 203
                                            ====================================

--------------------------------------------------------------------------------

(1) The foreign exchange gain of $591,000 includes a one-time gain of $850,000 reflecting weakness in the Pound Sterling occurring before we implemented our hedging program, partially offset by losses over the period.

      Interest income increased in 1999 because of higher investment balances primarily from cash received from our sale of HGA, net of debt repayments and positive cash flow from operations. Lower interest income in 1998 reflects cash spent to partially fund the Aspect acquisition.


                                   The Cooper Companies, Inc. & Subsidiaries  18

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- CONTINUED

INTEREST EXPENSE

      Interest expense was $6.3 million in each of fiscal 1999 and 1998, and $3.2 million in 1997. The increase in interest expense in 1999 and 1998 compared with 1997 reflects debt used to finance a portion of the Aspect acquisition (see
Note 2).

PROVISION FOR (BENEFIT OF) INCOME TAXES

      In the fourth quarter of fiscal 1998, we recorded a large tax benefit, for the remaining anticipated value of our $184 million net operating loss carryforwards ("NOLs"). As a result, in fiscal 1999, we report our provision for income taxes as if we were a taxpayer with no NOLs, based on our estimate of the effective tax rate ("ETR") for the full fiscal year.

      We implemented a global tax plan in 1999 to minimize both the taxes reported in our income statement and the actual taxes we will have to pay once we fully use the benefits of our NOLs. Our full year ETR was 32.7%, which includes the impact of the global tax plan and a reversal of $1.1 million of tax reserves no longer required.

      Based on a preliminary assessment, we expect to reduce our ETR to approximately 30% over the next several years. This plan could also extend the cash flow benefits of our NOLs through 2003, assuming no major acquisitions or large stock issuance. We expect that actual payments for taxes will be about 10% of pretax profits throughout this period.

      Details of our income tax provision/benefit for each year in the three-year period ended October 31, 1999 appear in Note 5.

INCOME FROM DISCONTINUED OPERATIONS

      Income from discontinued operations is income derived from our Hospital Group of America, Inc. ("HGA") business unit, which we declared a discontinued operation in October 1998 (see Note 3). The reported income of $129,000, $4.3 million and $4.7 million for fiscal years ended 1999, 1998 and 1997, respectively, is net of income tax expense of $66,000, $130,000 and $129,000,respectively.

LOSS FROM DISPOSAL OF DISCONTINUED OPERATIONS

      In 1998, we wrote down the net assets of HGA by $22.3 million to the then estimated fair market value in anticipation of the sale of the business. In 1999, we revised our estimated loss by $3 million to $19.3 million (see Note 3).

      In 1997, we charged $18 million to discontinued operations for a 1993 settlement with Medical Engineering Corporation (see Note 11).

EXTRAORDINARY ITEM, NET

Continuing Operations

      In 1997, we recorded a net extraordinary gain of $1.5 million on the early extinguishment of a portion of our long-term debt.

Discontinued Operations

      The $500,000 charge in 1997 reflected early extinguishment of HGA debt.

CAPITAL RESOURCES & LIQUIDITY

      We continue to grow our business and strengthen our balance sheet:

      Cash and cash equivalents have increased 185% to $20.9 million since the end of fiscal 1998.

      Our ratio of debt to equity has decreased to 0.4 to 1 from 0.6 to 1 at the end of fiscal 1998.

      Debt now represents 27% of our total capitalization, down from 38% at October 31, 1998.

      Our "Net Debt" (debt minus cash and cash equivalents), at $41 million, is less than half the $82.9 million at October 31, 1998.

      Our diluted cash flow per share, which is pretax income from continuing operations plus depreciation and amortization, increased by 89 cents or 46% to $2.82.

      Operating cash flows improved to 45% of debt in 1999 from 13% in 1998.

      In fiscal 1998 and in the first half of 1999, we expanded our U.K. and U.S. manufacturing capacity. This spending slowed in the second half of 1999, and as a result, 1999 capital expenditures of $10.1 million declined sharply from $19.6 million in 1998. In both 1998 and 1999, we invested heavily in sales and marketing to launch new products. We expect sales to grow and the rate of new product inventory build to level and then decrease. We also anticipate a continued lower level of investment in manufacturing capacity during 2000.


19  The Cooper Companies, Inc. & Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- CONTINUED

OPERATING CASH FLOWS

      Operating activities generated cash of $27.7 million in 1999, 144% over 1998. Each quarter was solidly ahead of last year's:

(IN MILLIONS)                                              1999            1998
--------------------------------------------------------------------------------
Q1                                                        $(3.4)          $(7.0)
Q2                                                          9.2             3.2

Q3                                                          9.5             6.3

Q4                                                         12.4             8.9
                                                          ----------------------

Fiscal year                                               $27.7           $11.4
                                                          ======================

--------------------------------------------------------------------------------

      The increase primarily reflects improved operating results, slower growth in inventory and receivables and lower payments for taxes and other liabilities. Unless a large acquisition or similar transaction temporarily skews our results, we expect positive cash flow from operations each quarter of 2000 except, perhaps, the first quarter. Historically, we have had negative operating cash flow in the first quarter when we have built inventory, paid bonuses and made an annual payment on a settled dispute.

INVESTING CASH FLOWS

      From an outflow of $59.3 million in 1998, our investing cash flows swung dramatically to an inflow of $20.2 million in 1999. Approximately $9.5 million of this reflects lower capital spending, as we are no longer capacity constrained. One-time transactions account for the rest of the difference: In 1998, we spent $34.3 million to acquire Aspect and two smaller businesses. This year, we received cash of $25.3 million, net of costs, from the disposition of HGA.

FINANCING CASH FLOWS

      In 1998, we used debt to fund the Aspect acquisition. In 1999 we repaid a large portion of debt when we disposed of HGA. Cash flows from financing activities, therefore, were negative by $34.6 million this year and positive by $37.3 million last year. In 1998 and 1999, we spent $8 million and $7.3 million, respectively, to purchase shares of Cooper common stock on the open market. We completed this program in 1999 (see Note 8) and currently have no plans to acquire additional shares.

RISK MANAGEMENT (SEE NOTE 7)

      We are exposed to risks caused by changes in foreign exchange, principally debt denominated in Pounds Sterling. We have hedged most of this risk by entering into contracts to buy Sterling forward. We are also exposed to risk associated with changes in interest rates, as the interest rate on certain of our debt varies with the London Interbank Offered Rate. We have offset this risk by entering into agreements to swap most of our variable rate debt for fixed rate debt.

OUTLOOK

      We believe that cash on hand of $20.9 million plus cash from operating activities will fund future operations, capital expenditures, cash dividends (see Note 8) and smaller acquisitions. We may need additional funds for larger acquisitions and other strategic alliances. At October 31, 1999, we had over $25 million available under the KeyBank line of credit and anticipate that additional financing would be available as required.

YEAR 2000 ("Y2K")

      We have completed an in-depth year 2000 review of the financial and operational systems at each of our business units and have implemented a Y2K compliance program to confirm that all critical business systems, software and equipment that consider and process date-related information will continue to function properly after December 31, 1999. We have worked to ensure Y2K compliance of all business systems and have not experienced any material Y2K problems. We also have communicated with vendors to determine their Y2K compliance, and to date, are not aware of any third-party Y2K issues that could materially affect operations. We spent approximately $450,000 to become Y2K compliant.

      We cannot assure that systems and products do not contain undetected Y2K problems or that we will not experience operating difficulties because of Y2K issues. Further, we cannot assure that our assessment of suppliers and vendors will be accurate or that all suppliers and vendors will provide sufficient information to allow this assessment. To date, we have experienced no difficulties related to Y2K.

IMPACT OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS ISSUED BUT NOT ADOPTED (SEE NOTE 1)


                                   The Cooper Companies, Inc. & Subsidiaries  20

                             MANAGEMENT'S STATEMENT

      We prepared the financial statements in this report according to generally accepted accounting principles and we are responsible for them. They include estimates based on our informed judgment. The other financial information in the report is consistent with that in the financial statements.

      Our accounting systems include controls to reasonably assure the safeguarding of Cooper's assets and the production of financial statements that conform to generally accepted accounting principles. We supplement these with qualified personnel and provide for appropriate separation of duties.

      The Board of Directors, through its Audit and Finance Committee of three outside directors, determines that we fulfill our responsibilities to prepare financial statements and maintain financial controls. The Audit and Finance Committee recommends to the Board of Directors appointment of the Company's independent certified public accountants, subject to ratification by the stockholders. It meets regularly with Management and the independent accountants. The independent accountants have access to the Audit and Finance Committee without Management present, to discuss auditing and financial reporting.

      KPMG LLP has been the Company's independent certified public accountants since 1980, when the Company incorporated. KPMG provides an objective, independent review of the fairness of reported operating results and financial position.


      /s/ A. Thomas Bender
      A. Thomas Bender
      President and Chief Executive Officer


      /s/ Robert S. Weiss
      Robert S. Weiss
      Executive Vice President,
      Treasurer and Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Cooper Companies, Inc:

      We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 1999. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1999,in conformity with generally accepted accounting principles.

                                    KPMG LLP

San Francisco, California
December 9, 1999


21  The Cooper Companies, Inc. & Subsidiaries

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEARS ENDED OCTOBER 31,
                                                       -----------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                    1999            1998            1997
------------------------------------------------------------------------------------------------
Net sales                                              $ 165,328       $ 147,192       $  88,769
Cost of sales                                             59,009          55,764          27,325
                                                       -----------------------------------------
Gross profit                                             106,319          91,428          61,444
Selling, general and administrative expense               61,734          56,226          38,337
Research and development expense                           1,977           1,944           1,739
Amortization of intangibles                                3,797           3,558           1,565
                                                       -----------------------------------------
Income from operations                                    38,811          29,700          19,803
                                                       =========================================
Settlement of disputes, net                                   --           1,250            (104)
Other income, net                                            231             890             203
Interest expense                                           6,330           6,253           3,174
                                                       -----------------------------------------
Income from continuing operations before
  income taxes                                            32,712          23,087          16,936
Provision for (benefit of) income taxes                   10,711         (34,723)        (26,735)
                                                       -----------------------------------------
Income from continuing operations before
  extraordinary item                                      22,001          57,810          43,671
Discontinued operations, net of taxes:
  Income before extraordinary item                           129           4,336           4,719
  Gain (loss) from disposal                                2,970         (22,300)        (18,000)
  Extraordinary item                                          --              --            (469)
                                                       -----------------------------------------
                                                           3,099         (17,964)        (13,750)
                                                       -----------------------------------------
Income before extraordinary item                          25,100          39,846          29,921
Extraordinary item, net                                       --              --           1,461
                                                       -----------------------------------------
Net income                                             $  25,100       $  39,846       $  31,382
                                                       =========================================

Basic earnings per share:
  Continuing operations before extraordinary item      $    1.56       $    3.90       $    3.42
  Discontinued operations                                   0.22           (1.21)          (1.07)
  Extraordinary item, net                                     --              --            0.11
                                                       -----------------------------------------
  Earnings per share                                   $    1.78       $    2.69       $    2.46
                                                       =========================================

Diluted earnings per share:
  Continuing operations before extraordinary item      $    1.54       $    3.79       $    3.33
  Discontinued operations                                   0.21           (1.18)          (1.05)
  Extraordinary item, net                                     --              --            0.11
                                                       -----------------------------------------
  Earnings per share                                   $    1.75       $    2.61       $    2.39
                                                       =========================================
  Number of shares used to compute
    earnings per share:
      Basic                                               14,098          14,828          12,759
                                                       =========================================
      Diluted                                             14,312          15,269          13,120
                                                       =========================================

================================================================================

See accompanying notes to consolidated financial statements.


                                   The Cooper Companies, Inc. & Subsidiaries  22

                          CONSOLIDATED BALANCE SHEETS

                                                                                   OCTOBER 31,
                                                                             -------------------
(IN THOUSANDS)                                                                   1999       1998
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                  $ 20,922   $  7,333
  Accounts receivable, less allowances of $1,136 in 1999 and $1,087 in 1998    26,792     24,426
  Inventories                                                                  33,430     30,349
  Deferred tax asset                                                           11,638     15,057
  Net assets of discontinued operations                                            --     29,206
  Prepaid expenses and other current assets                                     7,679      9,706
                                                                             -------------------
    Total current assets                                                      100,461    116,077
                                                                             -------------------
Property, plant and equipment at cost                                          54,211     45,079
  Less accumulated depreciation and amortization                               13,892     10,845
                                                                             -------------------
                                                                               40,319     34,234
                                                                             -------------------
Goodwill and other intangibles, net                                            80,518     84,308
Deferred tax asset                                                             56,519     52,754
Other assets                                                                    8,056      8,668
                                                                             -------------------
                                                                             $285,873   $296,041
                                                                             ===================

------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------

Current liabilities:
  Notes payable                                                              $   2,583  $  4,612
  Current installments of long-term debt                                         2,305     6,958
  Accounts payable                                                               6,263     8,393
  Employee compensation and benefits                                             5,885     5,087
  Accrued divestiture costs                                                      3,231        --
  Other accrued liabilities                                                     10,278    12,664
  Accrued income taxes                                                          11,351     8,987
                                                                             -------------------
    Total current liabilities                                                   41,896    46,701
                                                                             -------------------
Long-term debt                                                                  57,067    78,677
Other noncurrent liabilities                                                    22,767    25,410
                                                                             -------------------
    Total liabilities                                                          121,730   150,788
                                                                             ===================
Commitments and contingencies (see Note 11)
Stockholders' equity:
  Preferred stock,10 cents par value, shares authorized:
   1,000: zero shares issued or outstanding
  Common stock,10 cents par value, shares authorized:                               --        --
   40,000: issued: 14,975 and 14,912 at October 31,1999 and 1998, respectively   1,497     1,491
  Additional paid-in capital                                                   251,345   251,167
  Accumulated other comprehensive loss                                            (595)     (666)
  Deferred compensation                                                             --      (163)
  Accumulated deficit                                                          (74,044)  (98,583)
  Less, treasury stock at cost:
    917 and 486 shares at October 31,1999 and 1998, respectively               (14,060)   (7,993)
                                                                             -------------------
    Stockholders' equity                                                       164,143   145,253
                                                                             -------------------
                                                                             $ 285,873  $296,041
                                                                             ===================

================================================================================

See accompanying notes to consolidated financial statements.


23  The Cooper Companies, Inc. & Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED OCTOBER 31,
                                                         --------------------------------
(IN THOUSANDS)                                               1999        1998        1997
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-----------------------------------------------------------------------------------------
Net income                                               $ 25,100    $ 39,846    $ 31,382
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Deferred income taxes                                     6,790     (35,787)    (27,065)
  Depreciation expense                                      4,561       4,678       2,922
  Provision for doubtful accounts                           1,273       1,813       2,336
  Amortization expense                                      3,879       3,738       1,345
  (Gain) loss from disposal of discontinued operations     (2,970)     22,300      18,000
  Extraordinary item                                           --          --        (992)
  Change in operating assets and liabilities excluding
     effects from acquisitions:
    Receivables                                            (3,086)     (3,910)     (7,521)
    Inventories                                            (3,116)     (6,933)     (3,855)
    Other assets                                            1,703        (952)       (356)
    Accounts payable                                       (2,657)      1,130       2,916
    Accrued liabilities                                      (864)     (5,949)     (4,021)
    Income taxes payable                                     (619)     (5,104)       (423)
    Other long-term liabilities                            (2,500)     (3,973)     (3,044)
    Other                                                     204         471         107
                                                         --------------------------------
Cash provided by operating activities                      27,698      11,368      11,731
                                                         --------------------------------

-----------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
-----------------------------------------------------------------------------------------

Purchases of assets and businesses                             --     (34,298)     (7,145)
Disposition of discontinued operations                     28,685          --          --
Disposition costs paid                                     (3,412)         --          --
Purchases of property, plant and equipment                (10,121)    (19,573)     (7,735)
Investment in escrow fund                                      --          --      (2,216)
Sale of (investment in) marketable securities               5,419      (5,419)         --
Other                                                        (415)         --        (357)
                                                         --------------------------------
  Cash provided (used) by investing activities             20,156     (59,290)    (17,453)
                                                         --------------------------------

================================================================================

See accompanying notes to consolidated financial statements.


                                   The Cooper Companies, Inc. & Subsidiaries  24

               CONSOLIDATED STATEMENTS OF CASH FLOWS -- CONCLUDED

                                                                    YEARS ENDED OCTOBER 31,
                                                               --------------------------------
(IN THOUSANDS)                                                     1999        1998        1997
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
-----------------------------------------------------------------------------------------------
Proceeds from long-term line of credit                         $  8,568    $ 36,500    $     --
Repayment of long-term line of credit                           (30,368)    (14,700)         --
Principal payments on long-term obligations                      (7,145)     (7,603)         --
Proceeds from long-term borrowings                                2,965      29,682       3,000
Net borrowings under short-term agreements                           --       1,011          --
Purchase of Treasury Stock                                       (7,345)     (7,993)         --
Exercise of warrant                                                 948          --          --
Dividends on common stock                                          (561)         --          --
Short-term debt payment                                          (2,142)         --          --
Net proceeds from follow-on offering                                 --          --      50,388
Early retirement of debt                                             --          --     (35,740)
Other                                                               514         430        (514)
                                                               --------------------------------
Cash provided (used) by financing activities                    (34,566)     37,327      17,134
                                                               --------------------------------
Effect of exchange rate changes on cash and cash equivalents        301        (321)         --
Net increase (decrease) in cash and cash equivalents             13,589     (10,916)     11,412
Cash and cash equivalents at beginning of year                    7,333      18,249       6,837
                                                               --------------------------------
Cash and cash equivalents at end of year                       $ 20,922    $  7,333    $ 18,249
                                                               ================================
Supplemental disclosures of cash flow information:
  Cash paid for:
  Interest (net of amounts capitalized)                        $  7,248    $  4,536    $  4,783
                                                               --------------------------------
  Income taxes                                                 $  2,116    $  5,846    $    742
                                                               ================================

--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
--------------------------------------------------------------------------------

                                                               1998        1997
--------------------------------------------------------------------------------

Acquisitions (see Note 2):
  Fair value of assets acquired                            $ 93,406    $ 18,574
  Less:
    Cash acquired                                                --         (45)
    Cash paid                                               (34,298)     (7,145)
    Company stock issued                                     (1,492)     (4,662)
    Notes issued                                            (28,009)     (4,500)
                                                           --------------------
  Liabilities assumed and acquisition costs accrued        $ 29,607    $  2,222
                                                           ====================

================================================================================

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                    YEARS ENDED OCTOBER 31,
                                                -------------------------------
(IN THOUSANDS)                                      1999       1998        1997
--------------------------------------------------------------------------------

Net income                                      $ 25,100   $ 39,846    $ 31,382
Other comprehensive income (loss):
  Foreign currency translation adjustment             71       (311)        (29)
                                                -------------------------------
Comprehensive income                            $ 25,171   $ 39,535    $ 31,353
                                                ===============================

================================================================================

See accompanying notes to consolidated financial statements.


25  The Cooper Companies, Inc. & Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

      The Cooper Companies, Inc. (the "Company," "Cooper" or "we" and similar pronouns), through its principal subsidiaries, develops, manufactures and markets healthcare products. CooperVision ("CVI") markets a range of contact lenses to correct visual defects, specializing in toric lenses to correct astigmatism. Its leading products are disposable-planned replacement toric and spherical lenses. CVI also markets conventional toric and spherical lenses and lenses for patients with more complex vision disorders. CooperSurgical ("CSI") markets diagnostic products, surgical instruments and accessories to the women's healthcare market.

Consolidation

      The financial statements in this report include the accounts of the Company and its consolidated subsidiaries. Inter-company transactions and balances are eliminated in consolidation.

Foreign Currency Translation

      We translate assets and liabilities of our operations located outside the United States into U.S. dollars at prevailing year-end exchange rates. We translate income and expense accounts at weighted average rates for each year. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in the equity section of the consolidated balance sheet. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting locations' functional currency in net income for each period. Net foreign exchange income
(loss) included in net income for the years ended October 31, 1999, 1998 and 1997 was ($325,000), $591,000 and ($142,000), respectively.

Derivatives

      We use derivatives to reduce market risk from changes in foreign exchange and interest rates. We generally do not use derivative financial instruments for trading or speculative purposes. We believe that each of the counterparties with whom we enter into forward exchange contracts and interest rate swap agreements is financially sound and that the credit risk of these contracts is low. We continually monitor our underlying market risk exposure and believe that we can modify or adapt our hedging strategies if necessary (see Note 7).

Estimates in the Preparation of Financial Statements

      We prepare our financial statements in conformity with generally accepted accounting principles, which requires us to make informed estimates and judgments about certain amounts appearing in them. The actual results could differ from the estimated figures included in our financial statements.

Revenue Recognition

      We recognize revenue net of appropriate provisions for returns when risk of ownership has transferred to the buyer.

Cash and Cash Equivalents

      Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost, which approximates market value.

Inventories, at the Lower of Average Cost or Market

                                                              OCTOBER 31,
                                                     ---------------------------
(IN THOUSANDS)                                          1999               1998
--------------------------------------------------------------------------------
Raw materials                                        $ 8,151             $ 7,038

Work-in-process                                        3,786               2,964

Finished goods                                        21,493              20,347
                                                     ---------------------------

                                                     $33,430             $30,349
                                                     ---------------------------
--------------------------------------------------------------------------------

Property, Plant and Equipment, at Cost

                                                              OCTOBER 31,
                                                     ---------------------------
(IN THOUSANDS)                                           1999              1998
--------------------------------------------------------------------------------
Land and improvements                                $ 1,500             $ 1,508

Buildings and improvements                            11,036              10,662

Machinery and equipment                               41,675              32,909
                                                     ---------------------------

                                                     $54,211             $45,079
                                                     ---------------------------

--------------------------------------------------------------------------------

      We compute depreciation using the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. We amortize leasehold improvements over the estimated useful life or the period of the related lease, whichever is shorter. We depreciate buildings over 35 to 40 years, machinery and equipment over 3 to 15 years, and software over 3 years.

      We expense costs for maintenance and repairs, and we capitalize major replacements, renewals and betterments. We eliminate the cost and accumulated depreciation of deprecia-


                                   The Cooper Companies, Inc. & Subsidiaries  26
ble assets retired or otherwise disposed of from the asset and accumulated depreciation accounts and reflect any gains or losses in operations for the period.

Amortization of Intangibles

      We amortize all intangible assets (primarily goodwill of $65.4 million and $68.2 million at October 31, 1999 and 1998, which represents the excess of purchase price over fair value of net assets acquired) on a straight-line basis over periods of up to 40 years. Accumulated amortization at October 31, 1999 and 1998 was $12.7 million and $8.6 million, respectively. We assess the recoverability of goodwill and other long-lived assets by determining whether the amortization of the related balance over its remaining life can be recovered through reasonably expected undiscounted future cash flows. We also evaluate amortization periods of intangibles to determine whether later events and circumstances warrant revised estimates of useful lives. To date, no such adjustments have been required.

Earnings Per Share ("EPS")

      We determine basic EPS by using the weighted average number of shares outstanding and then add outstanding dilutive stock warrants and options to determine diluted EPS.

Stock-Based Compensation

      We account for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation. This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock option plans. As allowed by SFAS 123, we continue to measure compensation expense under Accounting Principles Board ("APB") No. 25, Accounting For Stock Issued to Employees, and related interpretations (see Note 9).

Statements of Financial Accounting Standards Adopted or Issued and to be Adopted

      In June 1998 and June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS 133 and 137, both titled "Accounting for Derivative Instruments and Hedging Activities." SFAS 137 amended the effective date of SFAS 133 to the first quarter of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case gains and losses on the hedging instrument can offset related results on the hedged item in the income statement. We will adopt SFAS 133 as amended by SFAS 137 in the first quarter of fiscal 2001. Under SFAS 133, forward exchange contracts will not qualify for hedge accounting. We will be required, beginning in fiscal 2001, to include both the receivable and the payable on our balance sheet, possibly increasing our assets and liabilities materially.

      In April 1998, The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." The SOP broadly defines start-up activities and requires that they be expensed as incurred. It is effective for financial statements for fiscal years beginning after December 15, 1998. Any deferred start-up activities on the balance sheet when we adopt the SOP must be expensed as a cumulative effect of a change in accounting principle. We will adopt the SOP as required in the first quarter of fiscal year 2000. We expect to record a one-time charge against net income of about $400,000. Our current policy is to defer start-up activities as appropriate and amortize them over 12 months on a straight-line basis.

      In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 15, 1998. We will adopt the SOP as required in the first quarter of fiscal year 2000. We do not expect it to materially effect results of operations.

      We adopted the following in 1999:

      SFAS 130 "Reporting Comprehensive Income."

      SFAS 131 "Disclosure About Segments of an Enterprise and Related Information."

      SFAS 132 "Employers' Disclosures About Pension and Other Post Retirement Benefits."

      Where required, we have restated prior period financial statements to conform with the current year's presentation.

27  The Cooper Companies, Inc. & Subsidiaries

NOTE 2

ACQUISITIONS

Investment in Litmus

      In February 1998, we purchased, for approximately $10 million cash, a 10% equity position in Litmus Concepts Inc. and received an exclusive license to distribute Litmus' FemExam TestCard System of diagnostic tests in North America in the women's professional healthcare market. Of the $10 million purchase price, we allocated $5 million to the equity investment and $5 million to the exclusive license. We are accounting for our investment in Litmus on the cost basis and amortizing the license over 17 years. We agreed to annual minimum purchases, which end when we have purchased 10 million units of the products or on the sixth anniversary of the agreement, whichever occurs first. If we do not meet the required minimum purchases, Litmus' only remedy is to cancel the exclusivity of the license.

Aspect Acquisition

      In December 1997, we acquired Aspect Vision Care Ltd. ("Aspect"), a privately held manufacturer of high quality contact lenses sold primarily in the United Kingdom and other European countries. Aspect is an English company with the Pound Sterling as its functional currency. We include Aspect in CVI's results from the date of its acquisition.

      We paid approximately $51 million at closing ($20 million in cash, 38,000 shares of Cooper's common stock with a value of $1.5 million and $28 million in 8% five-year notes to the selling shareholders) and will pay an additional amount after approximately three years based on Aspect's performance over that period. The minimum amount of the additional payment of (pound)5 million (approximately $8 million at acquisition) has been discounted at a rate of 8% and will accrete over approximately three years (included in other long-term liabilities). The $20 million cash paid at acquisition was partially financed under our $50 million line of credit (see "Midland Bank" Note 6) and cash then on hand. The acquisition has been accounted for as a purchase. Based on an independent valuation report, the excess of purchase price over net assets acquired has been recorded at $44.9 million and is being amortized over 40 years, and other intangibles of $3.5 million are being amortized over periods of from 10 to 30 years.

      Following the acquisition, certain of the selling shareholders became employees of Cooper. As of October 31, 1999 and 1998 approximately $23.4 million and $27.6 million, respectively, of the five-year notes and minimum contingent payments owed by Cooper in connection with the acquisition are payable to these employees or members of their immediate family. None of these employees are an officer of Cooper. For the years ended October 31, 1999 and 1998, our consolidated income statement included $1.9 million and $2 million of interest expense and $2.4 million and $2.3 million of royalty expense paid or payable to these individuals.

      In connection with the Aspect acquisition, Cooper agreed to make quarterly royalty payments of from 5% to 7 1/2% on sales of certain Aspect-manufactured products, with a minimum royalty for five years of (pound)1 million a year. The balance of royalties payable under the agreement was $586,000 and $656,000 at October 31, 1999 and 1998, respectively.

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

                                                         YEARS ENDED OCTOBER 31,
(IN THOUSANDS,                                           -----------------------
EXCEPT PER SHARE AMOUNTS)                                      1998         1997
--------------------------------------------------------------------------------
                                                          PRO FORMA    PRO FORMA
                                                         -----------------------
Net operating revenue                                      $150,493     $126,637
                                                         -----------------------
Net income                                                 $ 40,114     $ 31,278
                                                         -----------------------
EPS:
  Basic                                                    $   2.70     $   2.44
                                                         -----------------------
  Diluted                                                  $   2.62     $   2.38
                                                         -----------------------
Shares outstanding for:
  Basic EPS                                                  14,845       12,797
                                                         -----------------------
  Diluted EPS                                                15,286       13,158
                                                         -----------------------

--------------------------------------------------------------------------------

                                   The Cooper Companies, Inc. & Subsidiaries  28

Natural Touch Acquisition

      In March 1997, we acquired the United States rights to Natural Touch, a line of opaque, cosmetic contact lenses, from Wesley-Jessen Corporation ("W-J") for $7.5 million ($3 million in cash and a $4.5 million promissory note, $4.4 million of which was repaid) plus an ongoing royalty ranging from 3% to 8% per annum on sales of Natural Touch products other than those supplied by W-J. Cooper recorded intangible assets of $8 million for the patents, trademarks and distribution rights, which we are amortizing over 7 to 15 years.

      A subsidiary of W-J currently manufactures and supplies us with Natural Touch products. A divestiture order issued by the Federal Trade Commission (the "FTC") in connection with the Natural Touch acquisition requires us either to develop our own manufacturing capabilities or to find a suitable third-party manufacturer. The FTC could require Cooper to divest the Natural Touch line if it has not either developed manufacturing capabilities that meet United States Food and Drug Administration ("FDA") approval or found a suitable third-party manufacturer meeting FDA approval within 42 months from the acquisition date.

Marlow Acquisition

      In April 1997, Cooper acquired Marlow Surgical Technologies, Inc. ("Marlow"), a women's healthcare products company, for approximately $3.2 million in cash, liquidation of $900,000 of Marlow debt and 144,800 shares of Cooper's common stock valued at $2.9 million at closing. As part of the acquisition, we agreed to issue an additional $500,000 of our common stock (valued as of the closing) on the third anniversary of the closing, subject to reduction by the amount of any obligations of the seller to indemnify Cooper in connection with the acquisition. Also, we guaranteed that the total value of the shares issued in the acquisition (valued at $3.4 million in total at closing) would appreciate by $1.3 million by the third anniversary of the acquisition. The guaranteed appreciation in stock took place. This guarantee has been included in the purchase price, with a corresponding credit to additional paid-in capital. We accounted for the acquisition as a purchase, with $8.4 million of goodwill, which is being amortized over 20 years.

NOTE 3

DISCONTINUED OPERATIONS

      In the fourth quarter of 1998, Cooper declared Hospital Group of America ("HGA"), its psychiatric services business, a discontinued operation and recorded a charge of $22.3 million reflecting Management's initial estimate of the ultimate loss on disposition. We restated prior period financial statements.

      In January 1999, Cooper completed the sale of a portion of HGA for $5 million in cash and trade receivables. On April 15, 1999, Cooper sold the remainder of HGA to Universal Health Services, Inc. for $27 million. Cooper recorded gains on disposal of $1.3 million in the first quarter and $1.7 million in the second quarter, reflecting adjustments to the loss estimated in 1998.

      HGA's patient revenues were $20.8 million, $55.5 million and $52.7 million for fiscal years ended October 31, 1999, 1998 and 1997, respectively. Net assets of discontinued operations at October 31, 1998 consisted primarily of patient receivables, net property, plant and equipment, net of accounts payable and accrued liabilities, including a $22.3 million reserve for the estimate of the divestiture loss.


29  The Cooper Companies, Inc. & Subsidiaries

NOTE 4

EARNINGS PER SHARE

                                                     YEARS ENDED OCTOBER 31,
                                                -------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            1999       1998        1997
-------------------------------------------------------------------------------
Income from continuing operations before
extraordinary item                              $ 22,001   $ 57,810    $ 43,671
Discontinued operations, net of income taxes       3,099    (17,964)    (13,750)
                                                -------------------------------
Income before extraordinary item                  25,100     39,846      29,921
Extraordinary item, net of income taxes               --         --       1,461
                                                -------------------------------
Net income                                      $ 25,100   $ 39,846    $ 31,382
                                                -------------------------------

Basic:
Weighted average common shares                    14,098     14,828      12,759
Basic earnings per common share:
  Continuing operations before extraordinary
    item                                        $   1.56   $   3.90    $   3.42
  Discontinued operations                           0.22      (1.21)      (1.07)
  Extraordinary item                                  --         --        0.11
                                                -------------------------------
Basic earnings per share:                       $   1.78   $   2.69    $   2.46
                                                -------------------------------

Diluted:
Weighted average common shares                    14,098     14,828      12,759

Add:
Dilutive warrants                                     23         56          62
Dilutive options                                     191        385         299
                                                -------------------------------
Effect of dilutive securities                        214        441         361
                                                -------------------------------
Diluted weighted average common shares            14,312     15,269      13,120
                                                -------------------------------

Diluted earnings per share:
  Continuing operations before extraordinary
    item                                        $   1.54   $   3.79    $   3.33
  Discontinued operations                           0.21      (1.18)      (1.05)
  Extraordinary item                                  --         --        0.11
                                                -------------------------------
Diluted earnings per share:                     $   1.75   $   2.61    $   2.39
                                                -------------------------------

================================================================================

      We excluded the following options to purchase Cooper's common stock from the computation of diluted EPS because their exercise prices were above the average market price.

                                                      OCTOBER 31,
                                      -----------------------------------------
                                              1999           1998          1997
-------------------------------------------------------------------------------
Number of shares excluded                1,321,083        571,250       340,000
                                      -----------------------------------------
Range of exercise prices              $21 - $62.21   $36 - $62.21  $26 - $35.09
                                      -----------------------------------------

================================================================================

                                   The Cooper Companies, Inc. & Subsidiaries  30

NOTE 5

INCOME TAXES

The income tax provision (benefit) related to income from all operations in the consolidated statements of income consists of:

                                                 YEARS ENDED OCTOBER 31,
                                         --------------------------------------
(IN THOUSANDS)                               1999           1998           1997
-------------------------------------------------------------------------------
From continuing operations               $ 10,711       $(34,723)      $(26,735)
From discontinued operations               (6,425)           130            129
                                         --------------------------------------
                                         $  4,286       $(34,593)      $(26,606)
                                         --------------------------------------

================================================================================

      The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:

                                                 YEARS ENDED OCTOBER 31,
                                         --------------------------------------
(IN THOUSANDS)                               1999           1998           1997
-------------------------------------------------------------------------------
Current
  Federal                                $    445       $    462       $    309
  State                                      (641)           471             21
  Outside the United States                 2,222            131             --
                                         --------------------------------------
                                            2,026          1,064            330
                                         --------------------------------------
Deferred
  Federal                                   8,730        (35,955)       (27,065)
  State                                       (45)            --             --
  Outside the United States                    --            168             --
                                         --------------------------------------
                                            8,685        (35,787)       (27,065)
                                         --------------------------------------
                                         $ 10,711       $(34,723)      $(26,735)
                                         --------------------------------------

================================================================================


31  The Cooper Companies, Inc. & Subsidiaries

      We reconcile the provision for (benefit of) income taxes attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes as follows:

                                                     YEARS ENDED OCTOBER 31,
                                               --------------------------------
(IN THOUSANDS)                                     1999        1998        1997
-------------------------------------------------------------------------------
Computed expected provision for taxes from
  continuing operations                        $ 11,449    $  8,080    $  7,407
Increase (decrease) in taxes resulting from:
  Income (loss) outside the United States
    subject to different tax rates                 (325)        431         193
  Amortization of intangibles                       392         477         394
  State taxes, net of federal income tax
    benefit                                         312         306         229
  Reversal of prior years' estimated state
    tax liabilities no longer required           (1,121)         --        (215)
  Utilization of net operating loss
  carryforwards                                      --     (10,359)     (7,102)
  Change in valuation allowance                     331     (35,787)    (27,065)
  Other, net                                       (327)      2,129        (576)
                                               --------------------------------
Actual provision (benefit) of income taxes     $ 10,711    $(34,723)   $(26,735)
                                               --------------------------------

================================================================================

The tax effects of temporary differences that give rise to most of the deferred tax assets and liabilities are:

                                                                 OCTOBER 31,
                                                           --------------------
(IN THOUSANDS)                                                 1999        1998
-------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable, principally due to allowances for
    doubtful accounts                                      $    559    $  1,492
  Inventories, principally due to obsolescence reserves       1,329       1,215
  Accrued liabilities, principally due to litigation
    settlements and reserves,
    and compensation accruals                                 8,896       9,327
  Net operating loss carryforwards                           56,957      64,355
  Capital loss carryforwards                                  2,991          --
  Tax credit carryforwards                                    4,138       3,715
  Other                                                       1,933       1,225
                                                           --------------------
    Total gross deferred tax assets                          76,803      81,329
    Less valuation allowance                                 (7,996)     (7,073)
                                                           --------------------
    Deferred tax assets                                      68,807      74,256
                                                           --------------------

Deferred tax liabilities:
  Plant and equipment                                          (650)     (6,445)
                                                           --------------------
  Net deferred tax assets                                  $ 68,157    $ 67,811
                                                           --------------------

================================================================================


                                   The Cooper Companies, Inc. & Subsidiaries  32

      The net (increase)/decrease in the total valuation allowance for the years ended October 31, 1999, 1998 and 1997 was ($923,000), $45.4 million and $27.6 million, respectively. In 1998 and 1997, we recognized an income tax benefit of $35.8 million and $27.1 million, respectively, ($23.3 million and $25 million in the fourth quarters of fiscal 1998 and 1997, respectively) from reducing the valuation allowance based primarily on the continued improvement in Cooper's operating results and future prospects. The recognition of the net deferred tax assets is based upon the expected utilization of net operating loss carryforwards that we believe are more likely than not to be realized.

      Tax benefits relating to the valuation allowance as of October 31, 1999 are allocated as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------
Consolidated statements
  of income                                                               $6,462

Goodwill and other
  intangible assets                                                        1,534
                                                                          ------
                                                                          $7,996
                                                                          ------

--------------------------------------------------------------------------------

      At October 31, 1999 Cooper had net operating loss and tax credit carryforwards for federal tax purposes that expire as follows:

YEAR OF                                                  NET                 TAX
EXPIRATION                                  OPERATING LOSSES             CREDITS
--------------------------------------------------------------------------------
(IN THOUSANDS)
--------------------------------------------------------------------------------
  1999                                              $     --            $    847

  2000                                                    --               1,132

  2001                                                    --                 202

  2002                                                26,380                  29

  2003                                                 1,378                 330

  2004                                                22,241                  --

  2005                                                11,006                  --

  2006                                                22,265                  --

  2007                                                22,058                  --

  2008                                                49,535                  --

  2009                                                 6,553                  --

  2010                                                 1,318                  --

  Indefinite life                                         --               1,598
                                                    ----------------------------
                                                    $162,734            $  4,138
                                                    ----------------------------

--------------------------------------------------------------------------------

NOTE 6

LONG-TERM DEBT

                                                               OCTOBER 31,
                                                         -----------------------
(IN THOUSANDS)                                              1999            1998
--------------------------------------------------------------------------------
Aspect promissory notes due
  December 2, 2002
  (see Note 2)                                           $23,439         $27,563

KeyBank line of credit                                        --          21,800

Midland Bank Debt                                         17,445          17,444

Aspect Vision bank loans                                   6,292           6,754

County of Monroe Industrial
  Development Agency
  ("COMIDA") Bond                                          2,695           2,880

Capitalized leases, interest
  rates from 8% to 15%
  maturing 1999 to 2007                                    9,401           8,620

Wesley-Jessen Corporation
("W-J") promissory note                                      100             574
                                                         -----------------------
                                                          59,372          85,635

Less current installments                                  2,305           6,958
                                                         -----------------------
                                                         $57,067         $78,677
                                                         -----------------------

--------------------------------------------------------------------------------

      Annual maturities of long-term debt, including capital leases, for each of the five years subsequent to October 31, 1999:

(IN THOUSANDS)                                                    LONG-TERM DEBT
--------------------------------------------------------------------------------
  2000                                                                   $ 2,305

  2001                                                                   $ 2,181

  2002                                                                   $ 1,835

  2003                                                                   $46,842

  2004                                                                   $ 1,666

--------------------------------------------------------------------------------

KeyBank Line of Credit

      We have a $50 million senior secured revolving credit facility with KeyBank National Association ("KeyBank"). KeyBank syndicated a portion of the facility to other lenders and acts as agent for the lenders. The facility matures September 11, 2002, with interest rates ranging from 50 to 200 basis points over the London Interbank Offered Rate ("LIBOR") depending on certain financial ratios. The interest rate may be floating or fixed at our option. On October 31, 1999, we had no borrowings from the credit facility. On October 31, 1998, the effective rates ranged from 6.5% to 6.7%. Cooper pays an annual commitment fee of 0.375% on the unused portion of the revolving credit facility. We pay interest monthly.


33  The Cooper Companies, Inc. & Subsidiaries

      Terms include a first security interest in all Cooper assets. During the term of the facility, Cooper may borrow, repay and re-borrow up to the $50 million, subject to voluntary reductions. Cooper has used the KeyBank line of credit to guarantee other foreign borrowings by issuing $24.6 million of letters of credit against the line of credit, which reduced its unused portion. At October 31, 1999, Cooper had $25.4 million available. Cooper subsidiaries guarantee this line of credit.

      Under certain circumstances when we obtain additional debt or equity, mandatory prepayments will be required to repay outstanding amounts and permanently reduce the total commitment amount available.

      The KeyBank Line of Credit contains various covenants, including maintenance of certain ratios and transaction limitations requiring approval of the lenders. Certain prepayments are subject to penalties. One covenant requires us to achieve the following ratios of EBITDA (as defined) to interest expense, capital expenditures and certain other fixed charges. Cooper achieved this covenant for all periods except the 12 months ended October 31, 1998. We received a waiver for this period from KeyBank. In addition, KeyBank amended the Credit Agreement by reducing the required ratio and the method of calculating it:

FOR THE 12 MONTHS ENDED                                                   RATIO
--------------------------------------------------------------------------------
  April 30, 1999                                                           1.1:1

  July 31, 1999                                                            1.2:1

  Thereafter                                                               1.3:1

--------------------------------------------------------------------------------

      We have achieved the amended covenants in fiscal 1999 and anticipate that we will continue to achieve them going forward.

Midland Bank

      We partially funded the Aspect acquisition by a (pound)10.5 million loan from Midland Bank plc, due November 27, 2002. In March 1998, Cooper converted the denomination of the loan to U.S. dollars and entered into an interest rate swap to fix the interest rate at 6.19% per annum (see Note 7). KeyBank issued a letter of credit to secure the Midland loan. Interest on the Midland loan is 20 basis points (0.2%) over Sterling LIBOR, adjusted monthly, and Cooper pays an annual letter of credit fee of 1% of the balance to KeyBank.

Aspect Bank Loans

      The balance of the loans at October 31, 1999, was $6.3 million and is secured by certain assets of Aspect and a $4.2 million letter of credit in favor of National Westminster Bank ("NWB") from KeyBank National Association. Loan maturity dates range from February 1, 2000, to September 1, 2006.The interest rate on (pound)2.5 million borrowed March 30, 1998 is 0.2625% above Sterling LIBOR. Sterling LIBOR ranged between 4.9% and 6.3% for the period of the loan. The interest rate on other NWB loans is 1.5% above the Base Rate. The Base Rate ranged between 5.0% and 7.5% for the reporting period. In 1998, the proceeds were used to repay a loan of (pound)827,000 ($1.4 million), included in acquired debt, and to fund capital expenditures.

Capitalized Leases

      The capitalized lease balance at October 31, 1999, was $9.4 million. The leases primarily relate to purchases of manufacturing equipment in the U.S. and the United Kingdom. The amount of our capitalized leases increased for the period because we expanded our manufacturing capacity.

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

      KeyBank issued a letter of credit to support certain obligations under the COMIDA bond. CVI is obligated to repay KeyBank for draws under and expenses incurred in connection with the letter of credit, under a reimbursement agreement, which Cooper guarantees. The agreement contains customary provisions and covenants, including certain required ratios and levels of net worth. CVI and COMIDA have granted a mortgage lien on the building and real estate located in Scottsville and a first lien security interest on the equipment purchased under the bond proceeds to KeyBank to secure payment under the reimbursement agreement.

W-J

      The W-J promissory note was issued for $4.5 million, due March 17, 2001, in connection with the acquisition of the NaturalTouch product line. The $100,000 balance at October 31, 1999 was repaid in early fiscal 2000.


                                   The Cooper Companies, Inc. & Subsidiaries  34

NOTE 7

FINANCIAL INSTRUMENTS

      The fair values of our financial instruments, including cash and cash equivalents, trade receivables, lines of credit, accounts payable and accrued liabilities, approximated their carrying values as of October 31, 1999 and 1998 because of the short maturity of these instruments. We believe that there are no significant concentrations of credit risk in trade receivables.

      The fair value of our other long-term debt approximated the carrying value at October 31, 1999 and 1998 because we believe that we could obtain similar financing with similar terms.

Derivatives

Foreign Exchange Instruments

      Cooper enters into forward exchange contracts to hedge the currency exposure of liabilities and firm commitments denominated in foreign currencies. We defer gains and losses on hedged commitments and recognize them in our results of operations in the same period as the gain or loss from the underlying transactions. As of October 31, 1999 and 1998, we had outstanding forward exchange contracts of $37 million and $44.6 million to purchase 22.8 million and
27.4 million British Pounds Sterling which are to be purchased from time to time from November 1998 through November 2002. We obtained the fair value of the forward exchange contracts through KeyBank's foreign exchange department. The fair value indicated that termination of the forward exchange contracts at October 31, 1999 and 1998 would have resulted in a $72,000 loss and a $740,000 loss, respectively.

      We also enter into forward exchange contracts to minimize the net currency exposure of intercompany liabilities and commitments denominated in foreign currencies. We record gains and losses on these forward contracts in our results, and they offset the gains and losses from the remeasurement of our intercompany accounts. At October 31, 1999, we had outstanding forward exchange contracts against our intercompany accounts of $2.6 million primarily to sell
1.1 million British Pounds Sterling and 1.3 million Canadian Dollars. We obtained the fair value of the forward exchange contracts through KeyBank's Foreign Exchange department. The fair value indicated that termination of these forward exchange contracts at October 31, 1999 would have resulted in an $11,000 loss.

Interest Rate and Other Derivative Instruments

      On a selective basis, Cooper enters into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on our outstanding variable-rate debt under the Midland Bank Loan and the Industrial Revenue Bond. We recognize in our results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. We record net payments or receipts resulting from these agreements as adjustments to interest expense. The effect of interest rate instruments on our results of operations in fiscal years ended October 31, 1999 and 1998 was not significant. As of October 31, 1999 and 1998, Cooper had interest rate swap agreements with notional amounts totaling $24.3 million and $20.5 million, respectively. As of October 31, 1999, we had a $17.4 million interest rate swap that matures on November 27, 2002, a $2.7 million interest rate swap that matures on January 1, 2012 and a $4.2 million interest rate swap that matures on April 1, 2003. We obtain the fair value of the swap agreements through KeyBank's derivative department. The fair value indicated that termination of the swap agreements at October 31, 1999 and 1998 would have resulted in an $84,000 gain and a $914,000 loss, respectively.

      In the fourth quarter of fiscal 1998, we simultaneously purchased and sold call options in the Semiconductor Index which expired in December 1998. The index options were purchased with temporary surplus funds of approximately $5.4 million for trading purposes. Before the end of fiscal 1998, we traded substantially all of the purchase option position and a small portion of the sell option position and entered into a similar purchase option position and a similar sell option position having the same December 1998 expiration date. As of October 31, 1998, the investments in the purchased and sold call option contracts are netted because the terms of the index option contracts provide for a right of off-set. The net investments as of October 31, 1998 in the amount of $5.4 million are recorded at fair market value as represented by the net cash proceeds realized when the option contracts expired in December 1998 and included in other current assets. The transaction did not result in any material gain or loss on our financial statements.


35  The Cooper Companies, Inc. & Subsidiaries

NOTE 8

STOCKHOLDERS' EQUITY

                                               COMMON      COMMON     PAID-IN  ACCUMULATED     TREASURY
(IN THOUSANDS)                                 SHARES       STOCK     CAPITAL      DEFICIT        STOCK
-------------------------------------------------------------------------------------------------------
Balance at October 31, 1996                    11,671   $   1,167   $ 184,300    $(169,811)   $      --
  Exercise of stock options                        36           4         260           --           --
  Exercise of warrant                              27           3         147           --           --
  Restricted stock amortization
    and share issuance                              3          --         483           --           --
  Stock issued for acquisition
    (see Note 2)                                  145          14       4,648           --           --
  Stock issued for 10 5/8%
    debenture redemption                          616          62       9,217           --           --
  Follow-on offering                            2,300         230      50,158           --           --
  Net income                                       --          --          --       31,382           --
                                       ----------------------------------------------------------------
Balance at October 31,1997                     14,798       1,480     249,213     (138,429)          --
  Exercise of stock options                        75           7         419           --           --
  Treasury stock purchased                         --          --          --           --       (7,993)
  Restricted stock amortization
    and share issuance                              1          --          47           --           --
  Stock issued for acquisition
    (see Note 2)                                   38           4       1,488           --           --
  Net income                                       --          --          --       39,846           --
                                       ----------------------------------------------------------------
Balance at October 31,1998                     14,912       1,491     251,167      (98,583)      (7,993)
  Exercise of stock options                        61           6         461           --           --
  Treasury stock purchased                         --          --          --           --       (7,345)
  Exercise of warrants and
    treasury stock used                            --          --        (330)          --        1,278
  Restricted stock amortization
    and share issuance                              2          --          47           --           --
  Dividends on common stock                        --          --          --         (561)          --
  Net income                                       --          --          --       25,100           --
                                       ----------------------------------------------------------------
Balance at October 31,1999                     14,975   $   1,497   $ 251,345    $ (74,044)   $ (14,060)
                                       ----------------------------------------------------------------

================================================================================


                                   The Cooper Companies, Inc. & Subsidiaries  36

Cash Dividends

      On May 20, 1999, Cooper announced an annual cash dividend on its common stock of 8 cents per share, payable in quarterly installments of 2 cents per share. We made two payments in fiscal 1999 and one in January 2000.

Treasury Stock

      In September 1998, our Board of Directors authorized us to purchase up to one million shares of our common stock. All of these shares have been purchased.

(IN THOUSANDS)                                       SHARES      PURCHASE PRICE
--------------------------------------------------------------------------------
Purchased and paid for
  in fiscal 1998                                        486            $  7,993

Purchased and paid for
  in fiscal 1999                                        514               7,345
                                                   -----------------------------
                                                      1,000              15,338

Reissued in fiscal 1999*                                (83)             (1,278)
                                                   -----------------------------
                                                        917            $ 14,060
                                                   =============================

--------------------------------------------------------------------------------
* Cooper issued 83,333 shares of treasury stock for the exercise of a warrant related to a prior acquisition. We received $948,000 cash upon the exercise of the warrant, crediting treasury stock for $1.3 million for the average cost of the treasury stock and charging the balance of $330,000 against additional paid in capital.

Common Stock Offering

      In 1997, in an underwritten follow-on stock offering, we sold 2.3 million shares of our common stock at $23.50 per share. The proceeds from the offering of $50.4 million, net of underwriters discount and transaction costs of $3.7 million, were primarily used to repay outstanding debt.

Stockholders' Rights Plan

      Under our stockholders' rights plan, each outstanding share of our common stock carries one preferred share purchase right (a "Right"). The Rights will become exercisable only under certain circumstances involving acquisition of beneficial ownership of 20% or more of the our common stock by a person or group (an "Acquiring Person") without the prior consent of Cooper's Board of Directors. If a person or group becomes an Acquiring Person, each Right would then entitle the holder (other than an Acquiring Person) to purchase, for the then purchase price of the Right (currently $145, subject to adjustment), shares of Cooper's common stock, or shares of common stock of any person into which we are thereafter merged or to which 50% or more of our assets or earning power is sold, with a market value of twice the purchase price. The Rights will expire in October 2007 unless earlier exercised or redeemed. The Board of Directors may redeem the Rights for $.01 per Right prior to any person or group becoming an Acquiring Person.

NOTE 9

EMPLOYEE STOCK PLANS

      At October 31, 1999 Cooper had two stock-based compensation plans:

1998 Long-Term Incentive Plans ("1998 LTIP")

      We designed the 1998 LTIP to increase Cooper's stockholder value by attracting, retaining and motivating key employees and consultants who directly influence our profitability. Stockholders approved the 1998 LTIP in April 1998.

      The 1998 LTIP authorized either a committee of three or more individuals not eligible to participate in the 1998 LTIP or Cooper's Board of Directors to grant to eligible individuals during a five-year period, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 1 million shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on Cooper's stock price, however, in some cases, both stock price and time are the criteria. As of October 31, 1999, 260,000 shares remained available under the 1998 LTIP for future grants. No restricted shares have been granted under the 1998 LTIP. Approximately 2 million shares of restricted stock and stock options were granted under a predecessor plan.

1996 Long-Term Incentive Plan for Non-Employee Directors ("1996 NEDRSP")

      The 1996 NEDRSP provides for annual grants of restricted stock and options to non-employee directors at the start of each fiscal year. Specifically, each non-employee director will be awarded the right to purchase restricted stock worth $7,500 for $0.10 per share (or $9,375 in the case of the Chairman of the Board who is a non-employee director) by January 15 of the year following the date of the grant. Grants of restricted stock not exercised by then will expire. The restrictions on the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. In addition, each non-employee director was granted an option to purchase 10,000 shares of Cooper's common stock in fiscal 1999 (or, in the case of the Chairman of the Board who is a non-employee director, 11,250 shares). In fiscal


37  The Cooper Companies, Inc. & Subsidiaries

1998 and 1997, each non-employee director was granted 5,000 shares (or, in the case of the Chairman of the Board who is a non-employee director, 6,250). 215,000 shares of Cooper's authorized but unissued common stock have been reserved for this. As of October 31, 1999, 83,996 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 1,994, 1,312 and 3,501 were granted under the 1996 NEDRSP in fiscal 1999, 1998 and 1997, respectively, and there were no restricted shares with restrictions in place outstanding at October 31, 1999.

Common stock activity under these plans was:

                                                                           YEARS ENDED OCTOBER 31,
                                             ---------------------------------------------------------------------------------------
                                                                   1999                          1998                          1997
------------------------------------------------------------------------------------------------------------------------------------
                                                               WEIGHTED                      WEIGHTED                      WEIGHTED
                                                                AVERAGE                       AVERAGE                       AVERAGE
                                                               EXERCISE                      EXERCISE                      EXERCISE
                                                 OPTIONS          PRICE        OPTIONS          PRICE        OPTIONS          PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               1,660,797      $   29.12        929,564      $   19.39        459,662      $    8.90
Granted                                          231,250          27.29        806,250          38.16        514,165          27.69
Exercised                                        (60,269)          7.76        (75,017)          5.68        (36,454)          7.25
Forfeited                                        (35,000)         39.85             --          --            (7,809)          5.74
                                             ---------------------------------------------------------------------------------------

Outstanding at end of year                     1,796,778      $   29.39      1,660,797      $   29.12        929,564      $   19.39
                                             =======================================================================================
Options exercisable at year end                1,080,478          23.17        605,797      $   19.99        449,564      $    9.71
Weighted-avg. fair value of
  options granted during the year                             $   11.33                     $    8.57                     $   12.32

================================================================================

The options outstanding at October 31, 1999 for the stock option plans are:

                                            OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                               ---------------------------------------------    -----------------------------
                                                    WEIGHTED
                                                     AVERAGE        WEIGHTED                         WEIGHTED
                                    NUMBER         REMAINING         AVERAGE         NUMBER           AVERAGE
                               OUTSTANDING       CONTRACTUAL        EXERCISE    OUTSTANDING          EXERCISE
EXERCISE PRICES                AT 10/31/99              LIFE           PRICE    AT 10/31/99             PRICE
----------------------------------------------------------------------------    -----------------------------
$ 5.91-8.75                        153,613              5.71       $    7.08        153,613          $   7.08
$14.31-16.00                       200,832              6.45           14.86        200,832             14.86
$20.00-21.00                       103,333              6.78           20.13        103,333             20.13
$23.44-25.53                       230,250              8.99           23.74        197,325             23.45
$26.00-30.69                       322,500              8.95           27.44        100,075             26.47
$34.00-35.09                       250,000              7.13           34.87        250,000             34.87
$36.00-40.38                       298,250              8.36           37.93         75,300             38.32
$43.20-62.21                       238,000              8.91           51.72             --                --
                            ------------------------------------------------    -----------------------------
$ 5.91-62.21                     1,796,778              7.92       $   29.39      1,080,478          $  23.17
                            ================================================    =============================

================================================================================


                                   The Cooper Companies, Inc. & Subsidiaries  38

      The excess of market value over $.10 per share of restricted shares on respective dates of grant is initially recorded as deferred compensation and charged to operations as earned. Restricted shares and other stock compensation charged against income from operations for the years ended October 31, 1999, 1998 and 1997 was $210,000, $260,000 and $107,000, respectively.

Pro Forma Information

      As permitted by FASB 123, Cooper applies APB Opinion No. 25 and related interpretations to account for its plans for stock options issued to employees. Accordingly, no compensation cost has been recognized for its employee stock option plans. Had compensation cost for our stock-based compensation plans been determined under the fair value method included in SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(IN THOUSANDS, EXCEPT
PER SHARE AMOUNTS)                       1999             1998             1997
--------------------------------------------------------------------------------
Net Income      As reported          $ 25,100         $ 39,846         $ 31,382
                Pro forma            $ 21,721         $ 34,512         $ 29,704

Basic earnings  As reported          $   1.78         $   2.69         $   2.46
per share       Pro forma            $   1.54         $   2.33         $   2.33

Diluted         As reported          $   1.75         $   2.61         $   2.39
earnings per    Pro forma            $   1.54         $   2.28         $   2.29
share
--------------------------------------------------------------------------------

      The above pro forma amounts include compensation expense for options granted since November 1, 1995, and may not represent that expected in future years.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1999, 1998, and 1997: dividend yield:
0.382%, 0% and 0%; expected volatility: 50%, 48% and 48%; expected option lives of 3.5 years for all three years and risk-free interest rates of 5.8%, 4.8% and 6.5%, respectively.

NOTE 10

EMPLOYEE BENEFITS

Cooper's Retirement Income Plan

      Cooper's Retirement Income Plan (the "Plan") covers substantially all full-time United States employees. Cooper's contributions are designed to fund normal cost on a current basis and to fund over 30 years the estimated prior service cost of benefit improvements (15 years for annual gains and losses). The unit credit actuarial cost method is used to determine the annual cost. Cooper pays the entire cost of the Plan and funds such costs as they accrue. Virtually all of the assets of the Plan are comprised of participation in equity and fixed income funds.


39  The Cooper Companies, Inc. & Subsidiaries

Financial data with regard to the Plan follow:

(IN THOUSANDS)                                              1999         1998         1997
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION NOVEMBER 1 TO OCTOBER 31
-------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of year       $ 10,465     $  8,957     $  7,958
Service cost                                                 649          398          236
Interest cost                                                763          664          622
Benefits paid                                               (410)        (381)        (369)
Actuarial (gain)/loss                                       (186)         827          510
                                                       ------------------------------------
Projected benefit obligation at end of year             $ 11,281     $ 10,465     $  8,957
                                                       ====================================

-------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS NOVEMBER 1 TO OCTOBER 31
-------------------------------------------------------------------------------------------

Fair value of plan assets at beginning of year          $  8,824     $  9,012     $  7,710
Actual return on plan assets                               1,214          142        1,558
Employer contributions                                        --           51          113
Benefits paid                                               (410)        (381)        (369)
                                                       ------------------------------------
Fair value of plan assets at end of year                $  9,628     $  8,824     $  9,012
                                                       ====================================

Funded status                                           $ (1,653)    $ (1,641)    $     55
Unrecognized transition amount                               336          362          387
Unrecognized prior service cost                              458          (26)          19
Unrecognized net (gain)/loss                                (675)         401       (1,124)
                                                       ------------------------------------
Accrued pension liability                               $ (1,534)    $   (904)    $   (663)
                                                       ====================================

-------------------------------------------------------------------------------------------
RECONCILIATION OF ACCRUED PENSION LIABILITY
-------------------------------------------------------------------------------------------

Accrued cost at beginning of year                       $   (904)    $   (663)    $   (577)
Net periodic pension cost for year                           630          292          198
Contributions made during year                                --           51          112
                                                       ------------------------------------
Accrued cost at end of year                             $ (1,534)    $   (904)    $   (663)
                                                       ====================================

-------------------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
-------------------------------------------------------------------------------------------

Discount rate                                               7.5%         7.0%         7.5%
Expected return on assets                                   9.0%         9.0%         9.0%
Average compensation increase                               4.0%         4.0%         4.0%
Cost of living                                              3.5%         3.5%         3.5%

-------------------------------------------------------------------------------------------
NET PERIODIC PENSION COSTS
-------------------------------------------------------------------------------------------

Service cost                                            $    649     $    398     $    236
Interest cost                                                763          664          622
Asset return                                              (1,214)        (142)      (1,558)
Amortization
 Net transition obligations                                   26           26           26
 Prior service cost                                           30           (3)          (3)
 Gain/(loss)                                                 376         (651)         875
                                                       ------------------------------------
Net periodic pension cost total                         $    630     $    292     $    198
                                                       ====================================

================================================================================


                                   The Cooper Companies, Inc. & Subsidiaries  40

Cooper's 401(k) Savings Plan

      Cooper's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of Cooper. Employees who participate in the 401(k) Plan may elect to have from 1% to 16% of their pre-tax salary or wages deferred and contributed to the trust established under the Plan. Cooper's contribution on account of participating employees, net of forfeiture credits, was $333,000, $396,000 and $218,000 for the years ended October 31, 1999, 1998 and 1997, respectively.

Cooper's Incentive Payment Plan

      Cooper's Incentive Payment Plan is available to officers and other key executives. Participants may, in certain years, receive bonuses based on performance. Total payments earned for the years ended October 31, 1999, 1998 and 1997, were approximately $1.4 million, $851,000 and $1.8 million, respectively. The 1997 payment included payments made to HGA executives of $414,000.

NOTE 11

COMMITMENTS AND CONTINGENCIES

Lease Commitments

      Total minimum annual rental obligations (net of sublease revenue of approximately $306,000 in fiscal 2000 and $195,000 per year thereafter through March 2005) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 1999 are payable in subsequent years as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------
2000                                                                     $ 3,773
2001                                                                       3,171
2002                                                                       2,536
2003                                                                       2,127
2004                                                                       1,929
2005 and thereafter                                                        9,523
                                                                         -------
                                                                         $23,059
                                                                         =======
--------------------------------------------------------------------------------

      Aggregate rental expense for both cancelable and non-cancelable contracts amounted to $5.7 million, $3.2 million and $3 million in 1999, 1998 and 1997, respectively.

MEC

      An agreement was reached in September 1993 with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited our contingent liabilities associated with breast implant litigation involving a former division of ours (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement is due on:

                                         OTHER ACCRUED          OTHER NONCURRENT
DECEMBER 31,                               LIABILITIES               LIABILITIES
--------------------------------------------------------------------------------
(IN THOUSANDS)
--------------------------------------------------------------------------------
1999                                        $    3,000               $        --
2000                                                --                     3,500
2001                                                --                     4,000
2002                                                --                     4,500
2003                                                --                     3,000
                                            ------------------------------------
                                            $    3,000               $    15,000
                                            ====================================
--------------------------------------------------------------------------------

      Payments to MEC of $15 million beginning December 31, 2000 are contingent upon our earning net income before taxes in each fiscal year. They were recorded in Cooper's financial statements in fiscal 1997 as loss from sale of discontinued operations as Management concluded that the maximum payments would be required. They are reflected on the balance sheet in "Other accrued liabilities" for the amount due within one year and "Other noncurrent liabilities" for the amounts due in two or more years. These payments are limited to the lesser of 50% of our net income before taxes in each fiscal year on a noncumulative basis, or the amounts shown above.

Environmental

      In 1997, environmental consultants engaged by Cooper identified a contained area of groundwater contamination consisting of industrial solvents including trichloroethane (also known as TCA) at one of CVI's sites. In the opinion of counsel, the solvents were released into the ground before we acquired the business at that site, and the area containing these chemicals is limited. On April 6, 1999, Cooper and the New York Department of Environmental Conservation entered into a voluntary agreement covering the environmental investigation of the site. The investigation is currently underway and will ultimately result in a state-approved mediation. We have accrued approximately $500,000 for that purpose. In our opinion, the cost of remediation will not be material when considering amounts previously accrued.


41  The Cooper Companies, Inc. & Subsidiaries

GT Labs

      On October 1, 1992, GT Laboratories, Inc. filed a complaint against Cooper in the United States District Court for the Northern District of Illinois alleging that we had breached a supply agreement by failing to purchase the requisite number of contact lens blanks used in the manufacture of rigid gas permeable contact lenses. We denied that we had breached the contract and asserted our right to terminate the agreement. In the interest of avoiding further litigation costs, the parties have agreed to resolve their dispute by way of settlement. On December 22, 1998, the parties entered into a Settlement Agreement and Release whereby Cooper agreed to pay GT Laboratories $1.3 million, $1.1 million of which was accrued in the fourth quarter of 1998, in return for the plaintiff's release of all claims against us. In January 1999, the litigation was dismissed with prejudice.

NOTE 12

BUSINESS SEGMENT INFORMATION

      Cooper is organized by product line for management reporting with operating income, as presented in our financial reports, being the primary measure of the segment profitability. No costs from the corporate functions are allocated to the segments' operating income. Items below operating income are not considered when measuring the profitability of a segment. The accounting policies used to generate segment results are the same as our overall accounting policies.

      Our operations are attributable to two product line business segments:

      CVI, which develops, manufactures and markets a range of contact lenses, and

      CSI, which develops, manufactures and distributes diagnostic products and surgical equipment, instruments and disposables, primarily for obstetrics and women's healthcare.

      Total net sales include sales to customers as reported in our consolidated statements of income and sales between geographic areas which are priced at terms that allow for a reasonable profit for the seller. Operating income (loss) is total net sales less cost of sales, research and development expenses, selling, general and administrative expenses and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net, settlement of disputes, net, other income (expense), net, and interest expense were not allocated to individual businesses. Our business segments do not rely on any one major customer.

      Identifiable assets are those assets used in continuing operations exclusive of cash and cash equivalents, which are included as corporate assets.


                                   The Cooper Companies, Inc. & Subsidiaries  42

Information by business segment for each of the years in the three-year period ended October 31, 1999 follows:

                                                                                                   CORPORATE &
(IN THOUSANDS)                                                    CVI                  CSI        ELIMINATIONS         CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------------------------------
Net revenue from non-affiliates                             $ 135,978            $  29,350           $      --            $ 165,328
                                                            ========================================================================
Operating income (loss)                                     $  40,802            $   4,336           $  (6,327)           $  38,811
                                                            ===================================================
Investment income, net                                                                                                          419
Other income (expense), net                                                                                                    (188)
Interest expense                                                                                                             (6,330)
                                                                                                                          ---------
Income before income taxes                                                                                                $  32,712
                                                                                                                          =========
Identifiable assets                                         $ 153,759            $  41,491           $  90,623            $ 285,873
                                                            ========================================================================
Depreciation expense                                        $   3,224            $     515           $      75            $   3,814
                                                            ========================================================================
Amortization expense                                        $   2,209            $   1,588           $      --            $   3,797
                                                            ========================================================================
Capital expenditures                                        $   9,837            $     290           $      15            $  10,142
                                                            ========================================================================

------------------------------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------------------------------

Net revenue from non-affiliates                             $ 119,210            $  27,982           $      --            $ 147,192
                                                            ========================================================================
Operating income (loss)                                     $  34,574            $   2,136           $  (7,010)           $  29,700
                                                            ===================================================
Investment income, net                                                                                                          329
Settlement of disputes, net                                                                                                  (1,250)
Other income (expense), net                                                                                                     561
Interest expense                                                                                                             (6,253)
                                                                                                                          ---------
Income before income taxes                                                                                                $  23,087
                                                                                                                          =========
Identifiable assets                                         $ 143,888            $  41,887           $ 110,266            $ 296,041
                                                            ========================================================================
Depreciation expense                                        $   2,307            $     484           $      81            $   2,872
                                                            ========================================================================
Amortization expense                                        $   2,090            $   1,468           $      --            $   3,558
                                                            ========================================================================
Capital expenditures                                        $  16,941            $     746           $      45            $  17,732
                                                            ========================================================================

------------------------------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------------------------------

Net revenue from non-affiliates                             $  64,007            $  24,762           $      --            $  88,769
                                                            ========================================================================
Operating income (loss)                                     $  23,101            $   2,476           $  (5,774)           $  19,803
                                                            ===================================================
Investment income, net                                                                                                          344
Other income (expense), net                                                                                                     (37)
Interest expense                                                                                                             (3,174)
                                                                                                                          ---------
Income before income taxes                                                                                                $  16,936
                                                                                                                          =========
Identifiable assets                                         $  43,380            $  29,543           $  97,701            $ 170,624
                                                            ========================================================================
Depreciation expense                                        $     803            $     349           $      79            $   1,231
                                                            ========================================================================
Amortization expense                                        $     674            $     891           $      --            $   1,565
                                                            ========================================================================
Capital expenditures                                        $   3,551            $     507           $      74            $   4,132
                                                            ========================================================================

================================================================================


43  The Cooper Companies, Inc. & Subsidiaries

Supplemental CVI product line revenue:

(IN THOUSANDS)                                                                  1999                    1998                    1997
------------------------------------------------------------------------------------------------------------------------------------
Torics:
 Planned replacement                                                        $ 41,640                $ 28,893                $ 16,664
 Conventional                                                                 16,813                  16,749                  16,535
                                                                            --------------------------------------------------------
Total torics                                                                  58,453                  45,642                  33,199
                                                                            --------------------------------------------------------

Spherical:
 Planned replacement                                                          59,791                  52,811                   8,859
 Conventional & Other                                                         17,734                  20,757                  21,949
                                                                            --------------------------------------------------------
Total spherical                                                               77,525                  73,568                  30,808
                                                                            --------------------------------------------------------
Net revenue from non-affiliates                                             $135,978                $119,210                $ 64,007
                                                                            ========================================================

================================================================================

      Information by geographical area attributed to our country of domicile for each of the years in the three-year period ended October 31, 1999 follows:

                                                                                                           OTHER,
                                                    UNITED                                           ELIMINATIONS
(IN THOUSANDS)                                      STATES            EUROPE            CANADA        & CORPORATE       CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                  $ 115,754         $  37,648         $  11,441          $     485          $ 165,328
Sales between geographic areas                       3,410            19,232                --            (22,642)                --
                                                 -----------------------------------------------------------------------------------
Net sales                                        $ 119,164         $  56,880         $  11,441          $ (22,157)         $ 165,328
                                                 ===================================================================================
Operating income (loss)                          $  32,215         $  11,829         $    (366)         $  (4,867)         $  38,811
                                                 ===================================================================================
Identifiable assets                              $  86,367         $  92,025         $   4,434          $ 103,047          $ 285,873
                                                 ===================================================================================

------------------------------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------------------------------

Sales to unaffiliated customers                  $ 102,181         $  34,952         $  10,059          $      --          $ 147,192
Sales between geographic areas                       3,403             5,858                --             (9,261)                --
                                                 -----------------------------------------------------------------------------------
Net sales                                        $ 105,584         $  40,810         $  10,059          $  (9,261)         $ 147,192
                                                 ===================================================================================
Operating income (loss)                          $  34,134         $   2,081         $     495          $  (7,010)         $  29,700
                                                 ===================================================================================
Identifiable assets                              $ 105,095         $  78,042         $   2,638          $ 110,266          $ 296,041
                                                 ===================================================================================

------------------------------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------------------------------

Sales to unaffiliated customers                  $  79,620         $      --         $   9,149          $      --          $  88,769
Sales between geographic areas                       3,866                --                --             (3,866)                --
                                                 -----------------------------------------------------------------------------------
Net sales                                        $  83,486         $      --         $   9,149          $  (3,866)         $  88,769
                                                 ===================================================================================
Operating income (loss)                          $  25,981         $      --         $    (404)         $  (5,774)         $  19,803
                                                 ===================================================================================
Identifiable assets                              $  69,909         $      --         $   3,014          $  97,701          $ 170,624
                                                 ===================================================================================

================================================================================


                                   The Cooper Companies, Inc. & Subsidiaries  44

NOTE 13

SUBSEQUENT EVENTS (UNAUDITED)

      On December 8, 1999, our CSI unit completed the purchase of a group of women's healthcare products from BEI Medical Systems Company, Inc. for approximately $10.5 million. Goodwill has initially been recorded at $8 million and is being amortized over 20 years. The acquired products include well-known brands of uterine manipulators and other products for the gynecological surgery market. Physicians use these products both in their offices and in hospitals. The majority of them are disposable.

      On December 14, 1999, we agreed to purchase certain assets of Leisegang Medical, Inc. for approximately $10 million in cash. Leisegang is a manufacturer of precision instrumentation for the women's healthcare market. We expect to close this transaction by the end of January 2000.


45  The Cooper Companies, Inc. & Subsidiaries

------------
 CORPORATE

INFORMATION
------------

BOARD OF DIRECTORS:

Allan E. Rubenstein, M.D.
(Chairman)
Chairman of the Board of Directors
University Heart Scan

A. Thomas Bender
President and Chief Executive Officer

Michael H. Kalkstein
Partner, Oppenheimer, Wolff & Donnelly, LLP

Moses Marx
General Partner, United Equities

Donald Press
Executive Vice President
Broadway Management Co., Inc.

Steven Rosenberg
President and Chief Executive Officer
Berkshire Bankcorp Inc.

Robert S. Weiss
Executive Vice President,
Treasurer and Chief Financial Officer

Stanley Zinberg, M.D.
Director of Practice Activities
American College of Obstetricians and Gynecologists

COMMITTEES OF THE BOARD:

Management Committee
Allan E. Rubenstein, M.D. (Chairman)
Donald Press

Audit and Finance Committee
Steven Rosenberg (Chairman)
Michael H. Kalkstein
Stanley Zinberg, M.D.

Compensation Committee
Michael H. Kalkstein (Chairman)
Donald Press
Allan E. Rubenstein, M.D.

Nominating Committee
Allan E. Rubenstein, M.D. (Chairman)
Moses Marx
A. Thomas Bender
Stanley Zinberg, M.D.

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

Gregory A. Fryling
Vice President Corporate Development

Carol R. Kaufman
Vice President of Legal Affairs, Secretary and Chief Administrative Officer

Nicholas J. Pichotta
President CooperSurgical, Inc.

Stephen C. Whiteford
Vice President and Corporate Controller

PRINCIPAL SUBSIDIARIES:

CooperVision, Inc.
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-4700
Fax: (949) 597-0662

CooperSurgical, Inc.
15 Forest Parkway, Shelton, CT 06484
Voice: (203) 929-6321
Fax: (203) 925-0135

CORPORATE OFFICES:

The Cooper Companies,Inc.
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-4700
or toll free 1-888-822-2660
Fax: (949) 597-0662

The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, CA 94588
Voice: (925) 460-3600
Fax: (925) 460-3648

INVESTOR INFORMATION:

Corporate information, including the current share price, recent news releases and the Company's annual report on Securities and Exchange Commission Form 10-K without exhibits, is available free of charge through the Company's interactive stockholder communication system. Call 1-800-334-1986, seven days a week, 24 hours a day. Visit The Cooper Companies, Inc. on the World Wide Web at www.coopercos.com.

INVESTOR RELATIONS CONTACT:

B. Norris Battin
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-4700
Fax: (949) 768-3688
email:ir@coopercompanies.com

ANNUAL MEETING:

The Cooper Companies, Inc. will hold its annual shareholder's meeting on March 28, 2000 at the New York Marriott East Side, New York, NY at 10:00 A.M.

TRANSFER AGENT:

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

TRADEMARKS:

The Cooper Companies, Inc., its subsidiaries or affiliates owns, licenses or distributes the following trademarks and they are italicized in this report: Cerveillance(R), CooperSurgical Infrared Coagulator(TM), Encore(TM), Excel(TM), FemExam(R) pH and Amines Test Card(TM), Frequency(R), Hydrasoft(R), Preference(R), Unimar(R), Natural Touch(R) and CooperVision Total Toric(R) .

CERTIFIED PUBLIC ACCOUNTANT:

KPMG LLP

STOCK EXCHANGE LISTINGS:

The New York Stock Exchange
The Pacific Exchange
Ticker Symbol "COO"

                           CONTACT LENS MARKET GUIDE

                                  COOPERVISION

                                   COMPETITIVE

                          ADVANTAGE IN AN INCREASINGLY

                                ATTRACTIVE MARKET

FAVORABLE OUTLOOK FOR
   THE WORLDWIDE
 CONTACT LENS MARKET

TODAY'S CONTACT LENS MARKET

      Toward the end of the 1970's, the contact lens market began to grow rapidly as new soft lens materials replaced conventional hard contact lenses. In the late 1980's, new disposable and planned replacement wearing regimens revitalized a market that had begun to slow.

      During the 1990's, disposable lenses continued to spur strong growth first in the spherical lens market and now today in the specialty lens markets. Today, however, spherical lenses show signs of becoming commodities in many markets around the world. Their market value growth has again begun to slow as the switch to planned replacement has sharply declined. The specialty lens segment, however--where CooperVision is a major force--shows great promise.


                                 1999 WORLDWIDE
                            SOFT CONTACT LENS MARKET
                              (Millions of Dollars)

Country                          Revenue          % Of Total   % (DELTA) vs 1998
--------------------------------------------------------------------------------
U.S.                              $1,130               44              +5
--------------------------------------------------------------------------------
Canada                                80                3              +3
--------------------------------------------------------------------------------
North America                      1,210               47              +5
--------------------------------------------------------------------------------
U.K                                  122                5              +3
--------------------------------------------------------------------------------
France                               113                4             +11
--------------------------------------------------------------------------------
Italy                                 81                3             +10
--------------------------------------------------------------------------------
Germany                               74                3              +4
--------------------------------------------------------------------------------
Spain                                 43                2              +5
--------------------------------------------------------------------------------
Rest of Europe                       106                4              +5
--------------------------------------------------------------------------------
Europe                               539               21              +6
--------------------------------------------------------------------------------
Japan                                600               23             +25
--------------------------------------------------------------------------------
Brazil                                48                2            flat
--------------------------------------------------------------------------------
Rest of World                        180                7              +9
--------------------------------------------------------------------------------
Total                             $2,577              100              +6
--------------------------------------------------------------------------------
Source: Industry statistics, CVI estimates

THREE TRENDS SUGGEST A POSITIVE
FUTURE FOR SPECIALTY LENSES

1  DEMOGRAPHICS

      Teenagers drive the contact lens market. About ninety-five percent of all first time contact lens wearers are under the age of 20. They are mostly female, highly appearance conscious and have significant purchasing power. During the "baby boomlet" of 1989 to 1994, births in the U.S. totaled more than four million annually for the first time since 1960. Known as "Generation Y", these are the children of the "baby boomers," born between 1946 and 1964, and "Generation X" of the late 1960's. Today, they are poised to enter the contact lens market. There will be two million more teenagers in high school in 2007 than there were in 1997 and 450,000 more high school graduates bound for college. They will have $100 billion-plus in annual buying power. These demographic trends translate to a significant increase in the number of new contact lens wearers, one that will be sustained throughout the coming decade.

                      TEENAGED POPULATION TRENDS 1996-2010
                     (U.S.CENSUS DATA -- MILLIONS OF PEOPLE)

                               [GRAPHIC OMITTED]

2  INTERNATIONAL EXPANSION

      In the North America, 20% of the population that requires vision correction wears contact lenses, but the other major markets around the world fall well below this rate and offer great promise. In Japan, the world's second largest market, only about 12% of people with visual defects wear contacts. In Western Europe, it's only 8%. Today, contact lens wear is beginning to accelerate in both areas. The emerging markets in Latin America and Asia offer additional potential, although these will take longer to develop.

                      CONTACT LENS PENETRATION IN PATIENTS
                           REQUIRING VISION CORRECTION

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

North America            20%

Japan                    12%

Western Europe            8%

Rest of World             5%

3  SPECIALTY LENSES

      During the last three years, toric lenses to correct astigmatism, bifocal lenses for presbyopia, aspheric lenses for crisper vision and colored lenses for cosmetic enhancement have generated most of the growth in the contact lens market. Contact lens patients today have greater choice than ever before, and practitioners have learned the value of specialty lenses in their practices; they help attract new patients, generate foot traffic through the fitter's office and yield greater profit per patient than conventional lenses. In 1999, these specialty categories together grew an estimated 15% over 1998 versus a decline of nearly 2% for the commodity spherical lens category. They have improved their share of the U.S. contact lens market from 29% in 1995 to 38% today. This trend to specialty lenses, first begun in the U.S., is now beginning to expand contact lens markets abroad.

                              U.S. SOFT LENS SALES
                       CLEAR SPHERES VS. SPECIALTY LENSES

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

YEAR      PREMIUM SPECIALTY       COMMODITY CLEAR       TOTAL MARKET
----      -----------------       ---------------       ------------

1995            $271                   $633                 $904

1996            $306                   $697               $1,003

1997            $337                   $705               $1,042

1998            $376                   $706               $1,082

1999            $434                   $694               $1,128

WELL POSITIONED AGAINST
NEW TECHNOLOGY
AND COMPETITIVE PRODUCTS

Q: LASER VISION CORRECTION IS GROWING IN POPULARITY. WILL IT HURT THE GROWTH OF CONTACT LENSES?

A: No. Most practitioners and manufacturers in the vision correction market agree that the two modalities are essentially complementary, not competitive, primarily because the contact lens population and the Laser Vision Correction (LVC) population have markedly different demographic profiles:

      Contact lens wearers are predominantly nearsighted young women. Their myopia will not stabilize until they reach their late twenties, and they will not be appropriate candidates for LVC until then. At least 70% of lens wearers are under the age of 30, and most are not candidates for LVC.

      Recent data indicates that the median age of LVC patients is 40 years of age and trending higher. Most contact lens wearers have left the market by this age.

      Only a third of contact lens wearers are men compared with 50% of LVC patients. Females, two-thirds of the contact lens wearers, are less likely to undergo LVC.


                            WHO WEARS CONTACT LENSES?

               An estimated 33 million Americans wear contacts
               ------------------------------------------------------
               Most contact lens wearers are myopic (nearsighted)
               ------------------------------------------------------
               An estimated 67% of all contact lens wearers are women
               ------------------------------------------------------
               10% of lens wearers are 16 years of age or younger
               ------------------------------------------------------
               30% of lens wearers are between 17 and 24
               ------------------------------------------------------
               50% of lens wearers are between 24 and 44
               ------------------------------------------------------
               10% of all wearers are over the age of 44
               ------------------------------------------------------
               Source: American Optometric Association

      LVC patients tend to be contact lens dropouts who hope that LVC can give them vision correction without the limitations of contacts. As they have already left the market, they do not reduce the number of contact lens wearers when they have the surgery.

      Some former lens wearers who review the potential risks associated with LVC decide to return to contact lenses. They find that lenses have improved since they first wore them. Toric lens technology, in particular, has greatly improved in recent years.

      To be sure, a small group of contact lens wearers in their mid to late thirties will undergo LVC and leave the market. However, they will most likely wear clear spherical lenses, not specialty toric or cosmetic products. To date, analysts estimate that about five hundred thousand patients have undergone LVC in the U.S. Even if all of them had converted from contact lenses, the impact on the 33-million wearer market would be negligible. CooperVision does not see LVC as an immediate threat.


                            LVC HAS A LIMITED IMPACT
                           ON THE CONTACT LENS MARKET

CONTACT LENS                     CVI          COMMENTS
MARKET STATISTIC                 ESTIMATE
--------------------------------------------------------------------------------
Estimated number of contact      33 million   Even if all LVC patients came
lens wearers in the U.S. today                from this group, the impact on
                                              the contact lens market would
                                              be minimal.
--------------------------------------------------------------------------------
Estimated cumulative number      20 million   Most LVC patients come from
of contact lens drop outs                     this group.
--------------------------------------------------------------------------------
Estimated number of new           3 million   Most are teenagers; LVC patients
contact lens patients per year                average 40 years of age.
--------------------------------------------------------------------------------
Estimated number of contact     2.5 million   Many are LVC candidates.
lens dropouts each year
--------------------------------------------------------------------------------
Estimated number of LVC           1 million   500 thousand patients.
procedures in 1999
--------------------------------------------------------------------------------
Source: Industry Statistics, CVI estimates

                             THE WORLD'S SIX LEADING
                       SOFT CONTACT LENS MANUFACTURERS(1)
                              (Millions of Dollars)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                                    INTERNATIONAL     TOTAL       % GROWTH OR
                    U.S. REVENUE      REVENUE        REVENUE     DECLINE IN 1999
                    ------------      -------        -------     ---------------

Johnson & Johnson        450            450            900            10%


Bausch & Lomb            125            310            435             5%


Ciba Vision              105            335            340            -5%


Wesley Jessen            180            125            305             9%


Ocular Sciences          130             40            170            12%


CooperVision              83             53            136            14%

(1) CVI Estimates


Q: COMPETITORS WITH GREATER RESOURCES THAN COOPERVISION ARE VERY INTERESTED IN THE DISPOSABLE TORIC LENS MARKET. TWO HAVE ALREADY ENTERED AND MANY EXPECT A THIRD IN EARLY 2000. WILL THIS SIGNIFICANTLY HURT YOUR BUSINESS?

A: No. We feel that our complete line of specialty toric products--the CooperVision Total Toric Solution--gives us a sustainable competitive advantage. Here's why:

TECHNOLOGY BACKGROUND

      To satisfy the complicated visual requirements of astigmatic patients, manufacturers must produce toric lenses in many different parameter combinations of 1.) "Power" -- the correction for near- and farsightedness, 2.) "Cylinder" -- the correction for the astigmatism and 3.) "Axis," -- the exact position on the toric lens that will match the location of astigmatic defect on the cornea. Historically, toric lenses are produced with either high cost, labor-intensive precision lathing, or low cost, volume oriented molding. The former offers wide parameter variety but high cost; the latter, to be profitable, yields only a limited number of the most frequently prescribed parameter combinations compromising, in some cases, the patient's corrected visual acuity.

      CVI lathes and molds toric lenses and uses a third process called FIPS (finished inside polymerization system), a patented process that cost effectively combines lathing and molding. Together, these three technologies offer the most complete line of toric lenses available today. For patients with complex prescriptions, CVI supplies up to 13 million fitting parameters of its custom lathed products. Its low cost molding process offers superior, comfortable edge design and more parameter combinations than most cast-molded products. The FIPS process combines the benefits of both of these--it molds the inside surface and lathes the front surface--yielding, at reasonable cost, the most mass produced toric parameters currently available. A CVI lens is available today for any astigmatic patient.

MARKET DYNAMICS

      Because of these different manufacturing technologies, the U.S. toric lens market, the world's largest, has segmented into two price points. CVI offers products with competitive benefits in each.

IN THE LOWER PRICED SEGMENT

      Lower cost cast-molded planned replacement lenses allow practitioners to trade-off performance and lens cost. Several different low cost brands are available for two week or a monthly wear, but only in a limited number of correction parameters. This limitation can compromise the quality of the result causing some practitioners to select higher priced products.

      The lower cost planned replacement toric lenses now command about 55% of the U.S. toric market as sales of conventional toric lenses (those replaced annually) have recently declined. Over the past 24 months, two of CVI's major competitors have introduced two-week disposable toric lenses. Through September of 1999, we estimate that together, these two product lines now hold about 12% of the disposable-planned replacement toric market, about $15 million. Despite this new competition, CVI's share of the disposable planned replacement segment continues to grow and is now about 34% of the category, up from 29% a year ago. Frequency 55 Toric, CVI's recent monthly replacement entry into this lower priced segment, contributed to this gain in market share.

      Market analysts anticipate that Vistakon, Johnson and Johnson's contact lens subsidiary, will introduce a low cost cast-molded toric product during the first quarter of 2000. In November, CVI introduced its own competitively priced cast-molded toric lens called Encore in the U.S. and Excel in Europe. We manufacture this product using the patented, low cost technology we acquired in the 1998 purchase of Aspect Vision Care, Inc. We are confident that it will compete effectively against any new low priced disposable products.

IN THE HIGHER PRICED SEGMENT

      In fitting higher priced lenses, practitioners decide in favor of superior lens performance rather than low price. This segment is growing at the expense of the lower price segment, as fitters begin to recognize the clinical and financial benefits of these lenses: they can fit more patients correctly in less time than with lower cost lenses that offer fewer choices. CVI's Preference Toric, recommended for quarterly replacement, is the market leader. It offers 15,500 parameters using CVI's FIPS manufacturing process versus a maximum of 3,000 parameters for competitive lenses. FIPS combines the flexibility of lathing with the cost advantage of molding to economically generate a wide variety of toric parameters.

STOCKING VERSUS PRESCRIBING

      Unlike spherical lenses, practitioners do not fit toric lenses from an inventory in their offices. Instead, because of the unique combination of power, axis and cylinder required for each patient, the practitioner first determines each eye's prescription and then orders the lenses from the manufacturer or distributor. This means that new entrants into the toric market will build their share slowly as they compete with others for the new fits that will eventually build a stream of repeat business. Those already in the market enjoy the benefit of continued repeat business from each patient already fit with their lenses--usually for as long as the patient remains in the market. Practitioners simply do not switch lens brands on successfully fit patients, especially astigmatic patients, who are more difficult to fit.

A STRONG, DEFENSIBLE POSITION

      In summary, CVI's strategy is to provide superior, well-priced products in the four most popular segments of the toric market: low-priced disposable cast-molded products, mid- and high- priced frequently replaced products made with the FIPS technology and precision lathed products. By providing the "Total Toric Solution", CVI is well positioned to continue its revenue and market share growth.

                          INVESTOR RELATIONS CONTACT:
                                B. Norris Battin
                         21062 Bake Parkway o Suite 200
                             Lake Forest o CA 92630
                              Voice: (949) 597-4700
                              Fax: (949) 768-3688
                          email: ir@coopercompanies.com

                           CONTACT LENS MARKET GUIDE


                [LOGO] The Cooper Companies            COO
                                                      ------
                                                      Listed
                                                      ------
                                                       NYSE