Form 10-K405, Exhibit 13
period 2000-10-31
COOPER COMPANIES INC
filed 2001-01-26
CIK 711404

                               2000 Annual Report     The Cooper Companies, Inc.

CONTENTS

Fiscal 2000
Financial Highlights ... 2

Letter to
Shareholders ........... 3

Financial Section ..... 28

Corporate
Information ........... 62



THE COOPER COMPANIES, INC. is a rapidly growing specialty healthcare company serving the vision care and women's healthcare markets around the world with high quality products and services.

CooperVision markets a broad range of contact lenses, concentrating on high-growth value-added market segments.

CooperSurgical offers diagnostic products as well as surgical instruments and accessories used primarily by gynecologists and obstetricians.




Note About Internet Addresses in this Report: The Internet addresses in this report are for informational purposes only and not intended as hyperlinks. Nothing referred to by any of these addresses is a part of this annual report.

FINANCIAL HIGHLIGHTS

Selected Financial Information for Five Years
(In thousands except per share data)

THE COOPER COMPANIES, INC. (NYSE:COO)


                                                      2 0 0 0        1 9 9 9         1 9 9 8         1 9 9 7       1 9 9 6
---------------------------------------------------------------------------------------------------------------------------

PER SHARE INFORMATION:

Income from continuing operations*                   $   2.03       $   1.54        $   0.91        $   0.77      $   0.57
Net income as reported                               $   2.00       $   1.75        $   2.61        $   2.39      $   1.41
Dividends                                            $   0.08       $   0.04             N/A             N/A           N/A
Cash flow**                                          $   3.51       $   2.82        $   1.93        $   1.50      $   1.13
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Diluted average shares                               $ 14,510       $ 14,312        $ 15,269        $ 13,120      $ 11,794
Stock price - high                                   $  38.81       $  31.88        $  51.69        $  41.13      $  15.13
Stock price - low                                    $  24.63       $  11.75        $  14.00        $  14.00      $   5.63
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Sales                                                $197,317       $165,328        $147,192        $ 88,769      $ 66,118
Gross profit                                         $129,217       $106,319        $ 91,428        $ 61,444      $ 46,207
Operating income                                     $ 46,869       $ 38,811        $ 29,700        $ 19,803      $ 14,270
Operating income/sales                                     24%            23%             20%             22%           22%
Interest expense                                     $  4,744       $  6,330        $  6,253        $  3,174      $  3,421
Provision for (benefit of) income taxes              $ 12,727       $ 10,711        $(34,723)       $(26,735)     $ (4,438)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Working capital                                      $ 47,410       $ 58,565        $ 69,376        $ 71,456      $ 32,394
Property, plant and equipment, net                   $ 47,933       $ 40,319        $ 34,234        $  7,634      $  4,650
Total assets                                         $322,565       $285,873        $296,041        $170,624      $ 84,230
Total debt                                           $ 48,351       $ 61,955        $ 90,247        $  9,563      $ 38,089
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 $ 14,665       $ 10,121        $ 19,573        $  7,735      $  3,182
Depreciation and amortization                        $  8,734       $  8,440        $  8,416        $  4,267      $  3,352
---------------------------------------------------------------------------------------------------------------------------


* 1996, 1997 and 1998 are pro forma, assuming a 40 percent tax rate
** Pretax income from continuing operations plus depreciation and amortization

TO OUR SHAREHOLDERS

In fiscal year 2000, The Cooper Companies continued to generate strong increases in revenue, earnings and cash flow. Since 1995, the first full year under the current management, Cooper's revenue has grown at a compounded annual rate of 29 percent, its operating income at 46 percent, its pro forma earnings per share from continuing operations at 45 percent and its cash flow per share at 38 percent.

    During this period, both of our medical device business units have prospered. CooperVision (CVI), our contact lens business, has grown its revenue at a compounded annual rate of 29 percent and today is one of the world's leading and fastest growing manufacturers of contact lenses.

    CooperSurgical (CSI), our women's healthcare business, has achieved significant scale, with revenue growing at a compounded annual rate of 29 percent and now approaching $50 million annually, as we continue to consolidate a fragmented market. During this period, CSI has become a major manufacturer and marketer of medical device products for the gynecology segment of the women's healthcare market in the United States and, we believe, the largest supplier of gynecology devices for the physician's office.

    Other measures of financial performance are equally strong. Over the past five years:


     Cash flow (pretax income from continuing operations plus depreciation and amortization) per share has grown from $.69 to $3.51.

     Debt has declined to 20 percent of total capitalization.

     One hundred shares of Cooper stock that cost $588 on October 31, 1995 increased in value by over 500 percent to $3,575 by the end of fiscal 2000. During this period the Company's market capitalization grew from $68 million to $517 million.

    We are proud of this record of consistent growth that Cooper's employees have delivered and thank them for their continued commitment to our goals.

    As we look ahead, we see positive market dynamics driven by favorable demographics for both businesses and continued efficiency and innovation in serving them.

    The soft contact lens market around the world remains attractive, growing at about six percent to an estimated $3 billion in 2000. In the United States and in other industrialized countries, a new group of teenagers is entering the market. As contact lens wear begins in the pre- and early teen years, these new wearers are now beginning to generate a revenue annuity.

    In Japan, the world's second largest contact lens market, practitioners are rapidly shifting to disposable and planned replacement soft contact lenses from hard gas permeable lenses.


                                   [GRAPHIC]

In the United States, "Generation Y" is stimulating the contact lens market.
By 2007, there will be two million more high school students than there were in 1997.

    In addition to these positive macro market trends, many lens manufacturers are now launching new specialty, value-added products that are upgrading the value of the market. In many countries outside the United States, contact lens fitters are finding that toric lenses both benefit patient vision and enhance practice income, and the market is expanding. Toric lenses, the fastest growing segment of the worldwide contact lens market, are CooperVision's leading products.

    New aspheric lens designs that provide a crisper quality of vision and improved acuity in low light conditions also have been well accepted. CVI's Frequency Aspheric lens has become the worldwide leader in this value added category. CVI also married its aspheric technology to a new line of cosmetic lenses, Frequency Colors, and entered this second fastest growing segment of the worldwide specialty lens market during 2000.

    Favorable demographic trends also drive our women's healthcare business. Women of the "baby-boomer" generation are reaching the age when gynecology procedures are performed most frequently, and CooperSurgical has, through both acquisition and internal development, built an extensive product line to support them. You'll read more about this below in a special section, CooperSurgical:
Consolidating Women's Healthcare for Profitable Growth, that details the women's healthcare market and CooperSurgical's strategy. We feel strongly that CooperSurgical is an important member of the Cooper family, and this section describes why.

YEAR IN REVIEW

    The Cooper Companies reported sales of $197.3 million for the fiscal year, a 19 percent increase over 1999. CVI's revenue grew to $151.8 million, up 12 percent, while CSI's grew to $45.5 million, a 55 percent increase that reflects primarily the acquisition of two lines of women's healthcare products earlier in the fiscal year. Diluted earnings per share from continuing operations grew 32 percent to $2.03. Cash flow per share reached $3.51, up from $2.82 the previous year.



                                    [GRAPHIC]

                      REVENUE (IN MILLIONS OF U.S. DOLLARS)

                                   [GRAPHIC]
                                OPERATING INCOME
                         (IN MILLIONS OF U.S. DOLLARS)

                 COOPERVISION
                 COOPERSURGICAL

                                   [GRAPHIC]


    CooperVision's Japanese partner,
Rohto Pharmaceuticals, Inc., has launched
   CVI's conventional lenses in Japan
  and expects to introduce its planned
       replacement lenses in 2002.



COOPERVISION

In the United States, the largest contact lens market in the world, CVI's revenue grew 18 percent to $97.8 million, improving its market share by about one share point.

    Outside the United States, CVI's core revenue grew 18 percent at constant currency rates as new product launches, particularly in Canada and in Europe, brought fresh vigor to our operations abroad. With the recent acquisition of distributors in Sweden and Spain, we now have CVI infrastructures in five countries outside the United States.

    In Japan, through its marketing partner Rohto Pharmaceuticals, Inc., a leader in the Japanese consumer eye care market, CVI has so far introduced only conventional lenses - those worn for about a year before replacement - and revenue is limited. We expect Rohto to introduce CVI's line of frequently replaced lenses to Japanese practitioners in 2002 following regulatory approval.

    Rohto is the fourth-largest company in Japan's drug, cosmetic and healthcare products industry with 2000 revenue of about $515 million and about 640 employees. It is the leading "over-the-counter" eye drop manufacturer in Japan and ranks second or third in sales of contact lens solutions. Rohto will use its significant distribution presence to market CVI's contact lenses.

    Rohto received Japanese regulatory approval in 1999 to sell CVI's conventional spherical and toric lenses and has introduced these lenses under the Rohto i.Q brand in Japan.

    Toric lenses to correct astigmatism continue to be CVI's strongest product line. The torics lens market, about $330 million worldwide, continues to grow faster than any other segment of the contact lens market. In the United States, where about three-quarters of these products are sold, we estimate that the toric market grew 7 percent, compared with a flat market for spherical lenses, which correct only near- and farsightedness.

    Sales of CVI's toric products in the United States grew 19 percent in fiscal 2000, six times faster than the total U.S. contact lens market, and its share of the total toric lens market in the United States reached 31 percent, up more than two share points. CVI's disposable planned replacement toric revenue, led by Frequency Toric and the new CV Encore Toric, grew 32 percent. CVI now holds about 34 percent of this market.

    CVI's gross margin improved from 66 percent of revenue to 69 percent year to year due to a favorable product mix shift to higher margin products and to continuing manufacturing efficiencies. As our sales to Rohto in Japan become significant, we expect our gross margin to decline but operating margins to remain at historic levels while we generate incremental operating income from our Japanese sales. Under our agreement, Rohto will incur the costs to market the lenses in Japan, and our prices to them will reflect this arrangement. These lower prices will reduce our gross margins, but without local marketing costs, our operating margins will remain intact.

    CVI launched three important new specialty lens products during 2000. In the first quarter, we launched Frequency Aspheric in the United States following its overseas introduction in 1999. The optical properties of this lens improve visual acuity in low light conditions and correct low amounts of astigmatism where toric lenses are not indicated. This offers practitioners the opportunity to improve patient vision while adding incremental income to their practices with a value added, highly featured product.

                                   [GRAPHIC]


                                      CVI competes in the disposable planned
                                    replacement toric market with products for
                                   two-week, monthly and quarterly replacement.

IN CANADA, WHERE
CVI IS THE SECOND LEADING
CONTACT LENS MANUFACTURER,
WE INTRODUCED ENCORE COLORS
TO PRACTITIONERS WITH THIS
MESSAGE:


"Real color gets people into cosmetic lenses;
real comfort keeps people wearing them. Encore
Colors are manufactured using the same UltraSync molding process that makes every Encore lens comfortable. Additionally, Encore Colors' tinting process does not compromise comfort. You can fit Encore Colors as a full time lens for most of your spherical patients."


[GRAPHIC]


        Real photos from a model's eyes.
    They have not been digitally retouched in any way. Gray, aqua, blue, green, hazel.

    In May, CVI introduced Frequency Colors in Europe and in September, launched Encore Colors in Canada. In the first quarter of 2001, CVI will start marketing Frequency Colors in the United States. The cosmetic lens market - opaque and color enhancing lenses that change the appearance of the eye's natural color - is the second largest specialty lens market segment behind toric lenses. Worldwide revenue is about $250 million, growing at about 8 percent annually. The Frequency Colors line of five opaque colored lenses is well differentiated from its competition in three important ways:

    First, patients rated Frequency Colors equal or better in appearance than the top-selling brand of disposable color contacts. The technology used to color the lenses randomly places dashes of color throughout the lens in varying tones and intensity to give the appearance of a natural iris.

    Second, Frequency Colors has demonstrated superior comfort in clinical trials compared to the leading competitive products'D'.

    Third, it incorporates the benefits of the aspheric design of Frequency Aspheric.

    Importantly, CVI's line of colored lenses are interchangeable with the leading brands of disposable spherical lenses, so practitioners will not have to refit current wearers who want to use colored lenses occasionally.

    During 2000, CVI also introduced a cast molded toric lens, CV Encore Toric, to compete in the two-week segment of the disposable toric market in the United States. Because of the efficient UltraSync manufacturing technology, this lens can be priced competitively.

CLINICAL RESULTS WITH FREQUENCY COLORS

[GRAPHIC]


In a clinical comparison of Encore Colors versus the top selling brand of disposable color contacts, 63 percent of patients found Encore Colors more comfortable.

    CVI also introduced the Cooper Prosthetic Lens this year. Prosthetic lenses are similar to opaque lenses, but are denser in color to mask corneal scarring and other conditions that cause the eye to appear unattractive.

    CVI's bifocal lens remains in clinical trials with a marketing decision expected during 2001. Results must be superior to competitive lens performance after six months of wear or we will not introduce this product.

    CVI expanded its presence on the World Wide Web during 2000 with a new marketing initiative that informs consumers about its advanced technology lenses and refers them to local contact lens practitioners who have registered on the CVI site. A second feature allows practitioners to ship lenses directly to their patients or order lenses directly for their own inventory. The Website is www.coopervision.com.




                                   [GRAPHIC]




                   CVI also features a line of novelty lenses
                     used during holidays such as Halloween
                     and Mardi Gras to add festive accents
                          to fancy dress and costumes.




                                               'D'. Data on file at CooperVision

                                 COOPERSURGICAL


        Two acquisitions helped drive CSI's 2000 revenue to $45.5 million, up 55 percent. In December 1999, CSI purchased a group of women's healthcare products from BEI Medical Systems Company, Inc., including a well-known uterine manipulator and other products for the gynecological surgery market.

        In January 2000, CSI purchased Leisegang Medical, Inc, a leading global designer and manufacturer of precision instruments for women's healthcare including colposcopes, instruments to perform loop electrosurgical excision procedures, hand-held gynecology instruments, disposable specula and cryosurgical systems. Many of the products are disposable, including the Sani-Spec line of plastic specula, its largest product group. CSI believes it is now the world's leading manufacturer and marketer of colposcopy products - instruments used to examine the cervix.

        In another transaction announced in October 2000, CSI purchased MedaSonics, Inc., which markets a line of compact, hand-held Doppler ultrasound systems used in obstetrics and gynecology, cardiology and other medical specialties. Fetal Dopplers detect fetal life and viability from as early as nine weeks gestation and assess the rate and rhythm of the fetal heartbeat. Vascular Dopplers locate and determine the status of blood vessels and measure systolic blood pressure in infants, and patients with trauma or obesity. During surgery, dopplers detect venous air embolism, evaluates direct vessel and transcutaneous blood flow and measures systolic blood pressure.

        In November, CSI announced an exclusive distribution agreement with Norland Medical Systems, Inc. to distribute a line of bone measurement systems used to evaluate osteoporosis, a condition that affects 22 million American women, many of whom could benefit from early diagnosis through pharmaceutical intervention.

        These transactions continue CSI's market consolidation strategy, and CSI now believes that it is the largest manufacturer and marketer of products for the physician's office segment of the gynecology market. CSI's target is to reach $100 million in revenue by 2003 or 2004.

        During fiscal 2000, CSI's operating income grew 45 percent. In fiscal 2001, we expect its operating margin to approach 20 percent as we complete the integration of the recent acquisitions.

        In January 2000, the FemExam pH and Amines TestCard System - a rapid, economical point of care diagnostic test used to help determine if a vaginal infection is bacterial or fungal - received reimbursement codes and guidelines from the American Medical Association and the United States Health Care Financing Administration.

        Since then, it has shown strong growth, averaging 30 percent sequential quarterly revenue growth in the past three quarters. The Cerveillance Digital Colposcope line of advanced imaging and information processing technologies used to examine and monitor cervical tissue generates about $2.5 million in annual revenue.


NEXT YEAR'S GOALS

        We see the momentum of the past five years continuing in 2001. We expect earnings per share from continuing operations in the range of $2.36 to $2.42 with revenue increasing between 16 percent and 21 percent. Both of our businesses will continue to benefit from favorable demographics. At CooperVision, recently introduced contact lens products and geographic expansion will drive incremental revenue, and we look forward to beginning, late in the year, to compete aggressively in Japan, the world's second largest market. At CooperSurgical, we will continue to pursue our strategy to consolidate the gynecology segment of the women's healthcare market.

        Thank you for your continued support.



                                           Allan E. Rubenstein, M.D.
                                           -----------------------------
                                           Allan E. Rubenstein, M.D.
                                           Chairman of the Board


                                           A. Thomas Bender
                                           -------------------------------------
                                           A. Thomas Bender
                                           President and Chief Executive Officer
                                           January 24, 2001

        This special section describes the continuing opportunity for CSI in women's healthcare. In it, we review the market opportunity and important emerging trends, discuss CSI's approach to consolidating the market and integrating businesses and explain the unique mix of product and distribution strategies that will support our future growth.



COOPERSURGICAL:
CONSOLIDATING WOMEN'S
HEALTHCARE FOR PROFITABLE GROWTH


        In 1990, CooperSurgical, sensing a long-term opportunity, launched a strategy to consolidate the highly fragmented women's healthcare medical device market by acquiring businesses and product lines that primarily serve the obstetrician/gynecologist (Ob/Gyn).

        CSI is now at the forefront of women's healthcare, a growing market driven by favorable demographics and advancing technology. Its sales, approaching $50 million annually, represent 23 percent of Cooper's total revenue. Operating margin is expected to approach 20 percent in the second half of 2001.

        The market consolidation strategy continues: CSI has added 11 major products or product lines to date - four in the past 18 months. This strategy fits well with Cooper's strong cash flow. The cash generated by CooperVision coupled with the $139 million of net operating losses remaining at the end of fiscal 2000, allows CSI to readily compete for the superb opportunities available in women's healthcare.

THE MARKET FOR MEDICAL
DEVICES IN WOMEN'S HEALTHCARE

FAVORABLE DEMOGRAPHICS DRIVE THE MARKET


        In 1999, over 90 million women between the ages of 15 and 64 recorded more than 118 million visits to the Ob/Gyn. Over 70 million of these related to gynecologic complaints(1).

        By 2010, the United States Census Bureau projects that the number of women in this age group will grow by 12 percent. Over 40 million of these women will be 45 to 64 years of age, as the `baby boomers' - women born between 1946 and 1964 -begin to experience the gynecologic problems associated with advancing age. By then, total patient visits to U.S. Ob/Gyns are projected to reach 132 million.

VISITS TO U.S OB/GYNS REFLECT AN
AGING FEMALE POPULATION


        Annual examinations, cancer screening, menstrual disorders, vaginitis, and the management of menopause account for approximately two-thirds of the patient visits to Ob/Gyns in the United States, with the rest for pregnancy and reproductive management.

        Office visits for pregnancy and reproductive management are, as expected, by women between the ages of 15 - 44, while older patients 45 - 65 manifest gynecologic concerns(1). Consistent with an aging population, visits for menstrual disorders and menopause are growing, and osteoporosis (reduction in bone mass) has become one of the most frequent diagnoses.

        In 1999, nearly 5 million patient contacts to monitor and treat abnormal Pap smears were reported, mostly in the 25 to 44-year age group(2). Follow-up visits include repeat Pap smears and colposcopic examination (visualization of the cervix with a light source and microscope). Visits for abnormal Pap smear have remained constant at about 4.5 percent of the total visits for the past five years and are expected to remain at this level.

        Vaginitis (inflammation of vaginal tissue) represents about 4 percent of the total visits with about 80 percent of these cases between the ages of 15 and 44(1). Office visits include assessment of the vaginal ecosystem and the identification of infectious agents.



(1) Physician's Drug and Diagnostic Audit, January - December 1999. Philadelphia, Pa: Scott-Levin, Inc.

(2) Women's Health 2000, A Contemporary Ob/Gyn Fact Book. Contemporary Ob/Gyn 2000; 67-68.

        The Ob/Gyn also is the primary contact for fertility assessment and treatment. These visits occur primarily in the 25 - 44 year age group and include evaluation of ovulatory function, fallopian tube patency and the status of the endometrium (the lining of the uterus).


MOST FREQUENTLY PERFORMED
PROCEDURES MIRROR AGING TRENDS


        Endometrial sampling is the Ob/Gyn's most frequently performed procedure, often done in conjunction with the start of hormone replacement therapy (HRT), and in the evaluation of menstrual disorders. As the population continues to age, the incidence of menstrual disorders and the use of HRT will also rise.

        Hysterectomy (removal of the uterus), the second most frequently performed major surgical procedure among reproductive age women after Cesarean delivery, is widely performed for menstrual disorders. More than a fourth of American women will have a hysterectomy performed by the time they are 60 years old. Sometimes, the ovaries and the fallopian tubes are removed at the same time. About three-quarters of these procedures are performed abdominally and one-quarter vaginally. A small number are performed using a laparoscope, a minimally invasive surgical instrument.

        Hysteroscopy (evaluation of the uterus using an endoscope) and myomectomy (removal of a uterine tumor) assess and correct abnormal uterine bleeding or improve fertility. Diagnostic hysteroscopy is performed in the physician's office or in an outpatient facility, to obtain biopsies and determine the presence of tumors.

        Tubal ligation, a sterilization procedure involving destruction or occlusion of the fallopian tubes, is the third most frequently performed gynecologic surgical procedure. It is often carried out during a Cesarean section or following a vaginal delivery.

        -------------------------------------------------------------------
               WHY WOMEN VISIT                2000        1999       1995
                 AN OB/GYN(1)               ESTIMATE
        -------------------------------------------------------------------
        Normal pregnancy                     22,486      22,594     21,806
        -------------------------------------------------------------------
        Contraceptive management             12,305      12,061     10,894
        -------------------------------------------------------------------
        Gynecologic examination              11,709      13,658     12,586
        -------------------------------------------------------------------
        Female climacteric (menopause)       10,046      10,247      7,831
        -------------------------------------------------------------------
        Menstrual disorders                   5,391       5,230      3,847
        -------------------------------------------------------------------
        Abnormal Pap smear                    4,953       4,840      4,495
        -------------------------------------------------------------------
        Vaginitis                             4,431       4,398      4,450
        -------------------------------------------------------------------
        Surgery follow-up                     2,810       2,811      3,191
        -------------------------------------------------------------------
        Routine post-partum follow-up         2,306       2,676      2,585
        -------------------------------------------------------------------
        Genital symptoms                      1,673       1,570      1,749
        -------------------------------------------------------------------
        Urinary tract infection               1,059       1,185      1,141
        -------------------------------------------------------------------
        Absence of menstruation               1,018       1,035      1,024
        -------------------------------------------------------------------
        Infertility screening                   970         833        980
        -------------------------------------------------------------------
        Osteoporosis                            770         541          0
        -------------------------------------------------------------------
        Other                                36,518      34,775     34,757
        -------------------------------------------------------------------
        Total visits                        118,445     118,454    111,336
        -------------------------------------------------------------------

(1) Physician's Drug and Diagnostic Audit, January - December 1999. Philadelphia, Pa: Scott-Levin, Inc.



                         MOST COMMON MEDICAL PROCEDURES
                           IN OB/GYN PRACTICE, 1999(3)

        ----------------------------------------
         MEDICAL PROCEDURE             % OB/GYNS
                                       CURRENTLY
                                       PERFORMING
        ----------------------------------------
        Endometrial sampling              94
        ----------------------------------------
        Abdominal hysterectomy            90
        ----------------------------------------
        Laparoscopy                       89
        ----------------------------------------
        Tubal ligation                    86
        ----------------------------------------
        Vaginal hysterectomy              85
        ----------------------------------------
        Laparotomy                        84
        ----------------------------------------
        Pap smear
        ----------------------------------------
                Manually read             83
               ---------------------------------
                Automated                 34
        ----------------------------------------
        Colposcopy imaging                78
        ----------------------------------------
        Cryosurgery                       78
        ----------------------------------------
        Loop electrosurgical excision     76
        procedure (LEEP)
        ----------------------------------------
        Hysteroscopy                      74
        ----------------------------------------
        Myomectomy                        72
        ----------------------------------------
        Gynecologic ultrasound            69
        ----------------------------------------
        Infertility testing/treatment     68
        ----------------------------------------
        OB ultrasound                     67
        ----------------------------------------


(3) 1999 Technology Study. Contemporary Ob/Gyn, 1999; 8-9.

                        LEADING GYNECOLOGICAL PROCEDURES
                             IN HOSPITALS, 1996(4)

        --------------------------------------------------------
                                           NUMBER OF PROCEDURES
        --------------------------------------------------------
        Hysterectomy                             591,000
        --------------------------------------------------------
        Ovary and fallopian                      475,000
          tube removal
        --------------------------------------------------------
        Bilateral destruction or                 342,000
        occlusion of fallopian tubes
        --------------------------------------------------------
        Repair of cystocele and                  151,000
        rectocele
        --------------------------------------------------------
        Dilation and curettage                    83,000
        (D&C) of the uterus
        --------------------------------------------------------
        Mastectomy                                89,000
        --------------------------------------------------------


(4)  National Hospital Discharge Survey, Annual Summary, 1996.
     National Center for Health Statistics. Vital Health Statistics, 1998.


                           OB/GYN PRACTICE SETTINGS(6)
        --------------------------------------------------------
        PRACTICE SETTING                      NUMBER OF SITES
        --------------------------------------------------------
        Ob-Gyn offices:
        --------------------------------------------------------
           Solo practices                        7,928
        --------------------------------------------------------
           Group practices                       8,174
        --------------------------------------------------------
        Total offices                           16,102
        --------------------------------------------------------
        Hospitals                                6,000
        --------------------------------------------------------
        Fertility clinics                          300
        --------------------------------------------------------


(6)  American Medical International Database, Los Angeles, CA, October 2000.



                     OB/GYN DISTRIBUTION BY AGE AND GENDER(7)

        --------------------------------------------------------
        AGE             FEMALE    PERCENT       MALE    PERCENT
                                  OF TOTAL             OF TOTAL
        --------------------------------------------------------
        Under 35        3,364       10         1,860      5
        --------------------------------------------------------
        35 - 44         4,388       13         5,015     14
        --------------------------------------------------------
        45 - 54         2,599        7         7,211     21
        --------------------------------------------------------
        55 - 64           858        2         5,588     16
        --------------------------------------------------------
        65+               271        1         3,968     11
        --------------------------------------------------------
        All Ages       11,480       33        23,642     67
        --------------------------------------------------------

(7) Women's Health 2000, A Contemporary Ob/Gyn Fact Book.
    Contemporary Ob/Gyn 2000; 30.



TRENDS IN OB/GYN PRACTICE PROFILES

        In a 1996 review of practice profiles(5), the American College of Obstetricians and Gynecologists reported that:

      Nearly two-thirds of Ob/Gyns worked exclusively in private practice, 13 percent worked in a private practice and held a salaried position, and 23 percent held salaried positions only. This reflects a significant shift toward managed care employment compared with the College's 1991 report.

      More than half of private practice Ob/Gyns worked in group practices, a significant increase from 1991. About 20 percent of these physicians practiced gynecology only.

      Women comprised about 65 percent of residents, a significant demographic change since the 1991 survey.


CONSOLIDATING THE
WOMEN'S HEALTHCARE MARKET

        While general medical practitioners play an important role in women's primary healthcare, the Ob/Gyn is recognized as the reproductive health specialist and is the predominant customer for associated medical devices.

        Historically, many small medical device companies have supplied the women's healthcare market with a wide range of products through a necessarily fragmented distribution system. There are over 75 of these companies serving the United States women's healthcare market today, reflecting the wide scope of women's healthcare needs and the large number and varied types of providers who meet them. There are nearly 31,000 Ob/Gyn's under the age of 65 practicing at 16,100 locations in the United States, as well as 6,000 hospitals with clinics, outpatient and surgical facilities, plus 300 fertility clinics specializing in assisted reproductive technologies.

        Until recently, larger companies have not sensed an opportunity to build a large, integrated women's healthcare business. This has allowed smaller companies to target a single procedure or disease and develop a limited product line to address either its diagnosis or treatment. Most of these businesses have remained small and, as their growth slowed, many looked to exit the market.




(5) ACOG Economic Impact Study: Profile of Ob/Gyn Practices, 1991-1994:
    Washington, American College of Obstetrics and Gynecology, 1996.

        CSI's business strategy has been to selectively identify smaller companies and product lines and acquire those that can improve its existing market position or offer opportunities in new clinical areas.

ACQUISITIONS WITH A CLINICAL FOCUS

CSI has historically concentrated on five high potential areas in women's healthcare:

        GYNECOLOGY: medical and surgical management of gynecologic disorders

        ONCOLOGY: medical and surgical approaches to treat malignancies of the cervix, ovary, uterus, and vulva

        REPRODUCTIVE ENDOCRINOLOGY AND FERTILITY: reproductive biology including hormones and assisted reproductive technologies

        OFFICE PRACTICE: diagnostic evaluations within primary and preventive care

        OBSTETRICS: evaluation and monitoring of a pregnant woman and her fetus.

        Most of the medical device usage comes from the first three categories, as does CSI's revenue.

        Since the early '90s, CSI has developed a business model that surrounds Ob/Gyns with premium medical devices for their highest volume procedures. Over the past six years, CSI has acquired or licensed 11 major companies or product lines.

        CSI achieves financial benefit from its acquisitions by rapidly integrating technologies and manufacturing functions to improve profitability. Using this approach, CSI gross margin currently approaches 55 percent, the high end of the medical device industry average.


THE COOPERSURGICAL BRAND

        CSI has gained a strong market position with a customer base in nearly 60 percent of Ob/Gyn offices, 65 percent of hospitals and 69 percent of fertility clinics. Each new addition presents opportunities to expose CSI's existing product line to new customers and new products to existing customers.


                                 [GRAPHIC]

                            Gynecology......57%
                            Oncology........21%
                            Reproductive
                            endocrinology &
                            fertility.......14%
                            Office practice..8%


                               CSI OB/GYN REVENUE
                         DISTRIBUTION BY CLINICAL AREA

                       THE DISTRIBUTION OF CSI REVENUE BY
                     PRIMARY CLINICAL PRACTICE AREA IN 2000

                                   [GRAPHIC]

                          Colposcopy imaging....31%
                          Endometrial sampling..11%
                          Vaginitis sampling.....5%
                          Cryosurgery............4%
                          Other.................16%
                          Loop electrosurgical
                          excision procedure....33%


                           OFFICE-BASED OB/GYN SALES
                           BY MEDICAL PROCEDURE, 2000

                     The distribution of CSI's 2000 revenue
                   by procedure type indicates its success in
                      focusing on high volume procedures.


        CSI rapidly integrates acquired companies or products into its portfolio through a branding strategy. Because CSI has excellent name recognition and recall with its customers, the marketing strategy features "CooperSurgical" in a high profile position and at the same time promotes the acquired product line or company brand names. As a result, CSI grows in importance and substance to the customer as a source of preferred products.


MEETING CUSTOMER NEEDS WITH A MULTIPLE SITE,
MULTIPLE PRODUCT STRATEGY

        CSI markets a diversified product mix in a variety of clinical settings. The product line contains more than 2,100 offerings. In 2000, 51 percent of CSI's Ob/Gyn revenue was generated in the office setting, 38 percent in the hospital and 11 percent in fertility clinics. About 60 percent of CSI's products are disposable. For optimal market coverage, CSI employs a direct sales force of 28 representatives, 7 independent sales representatives, catalogs and other direct marketing programs, including a business-to-business e-commerce site (www.cooopersurgical.com) for physicians and hospitals.


OFFICE-BASED SALES

        CSI's group of products for the practitioner's office addresses high volume clinical conditions:

        ABNORMAL PAP SMEARS: When a Pap test result is abnormal, the physician often repeats it or performs a colposcopic examination--a visual inspection of the cervix and surrounding tissues--and samples suspicious tissue. Depending on the result, the physician may recommend a follow-up Pap and colposcopic examination or a Loop Electrosurgical Excision Procedure (LEEP) to biopsy tissue, remove it or both.

        CSI offers a complete product line to support the evaluation of abnormal Pap smears: vaginal specula, the Cervex - Brush for specimen collection, colposcopes with supporting instrumentation and a full LEEP product line.

        CSI entered the colposcopy market with its 1990 acquisition of Frigitronics and later introduced the first overhead colposcopy unit specifically designed for LEEP.

   In 1998, CSI introduced, the Cerveillance Scope, which uses digital technology to visualize and document cervical lesions. This is the first device to combine digital imaging technology and proprietary software in a fully integrated compact instrument. CSI became a world leader in colposcopy with its 2000 acquisition of Leisegang Medical, a leading colposcopy manufacturer.

   In 1991, CSI introduced the LEEP procedure to the United States market and followed with a complete line of products to surround it. These include the LEEP System 1000 electrosurgical generator, the CooperSurgical Smoke Evacuation System 6080, and the non-conductive, autoclavable instrumentation and ancillary disposable products used in each case. It also includes the Prima Series speculum that resists staining and surface degradation, and disposable products such as sterile single use LEEP electrodes and LEEP RediKit.

   Menopause: Menopause is the permanent cessation of menstruation after loss of ovarian function. As the female population has aged, visits related to menopause have grown to over 10 million per year(8). The United States Census Bureau projects a 30 percent increase in women in this age group over the next ten years.

   Hormone replacement therapy (HRT) is recommended for the primary symptoms of menopause -- hot flashes and vaginal atrophy -- and to reduce the long-term effects of estrogen deficiency: cardiovascular disease, weakening of the pelvic support structures and osteoporosis. Before starting HRT, physicians often sample cells from the endometrium, particularly when bleeding is irregular or heavy. With some therapeutic regimens, physicians test annually to monitor the thickening of the uterine lining, which occurs in up to 30 percent of women receiving estrogens alone as their HRT(8).

(8) Menopause. In: Visscher CH, ed. Precis V, An Update in Obstetrics and Gynecology, American College of Obstetrics and Gynecology, 1994; 404.

[Graphic]
The Cerveillance Scope uses state-of-the art digital technology to examine the cervix and serially document changes.

[Graphic]
CSI's Loop Electrical Excision Procedure Equipment.


                       Office Based Gynecology Procedures

   Reason                 Annual               Rank in                 Product
  for Visit               Office               Annual                Categories
                          Visits,             Visits to                 Used
                       1999 (000's)            Ob/Gyns
--------------------------------------------------------------------------------
Gynecological             13,658                Third                  Vaginal
examinations                                                           specula
                                                                       Pap smear
--------------------------------------------------------------------------------
Menopause                 10,247                Fourth                 Endometrial
                                                                       sampling
--------------------------------------------------------------------------------
Menstrual                  5,230                Fifth                  Endometrial
disorders                                                              sampling
                                                                       Hysteroscopy
--------------------------------------------------------------------------------
Abnormal                   4,840                Sixth                  LEEP
Pap smear                                                              products
                                                                       Colposcopes
                                                                       Pap smear
--------------------------------------------------------------------------------
Vaginitis                  4,398                Seventh                Vaginitis
                                                                       testing
--------------------------------------------------------------------------------
Female genital             1,570                Tenth                  Cryosurgery
symptoms                                                               Electrosurgery
--------------------------------------------------------------------------------

   Endometrial cell sampling helps evaluate abnormal uterine bleeding in women at risk for endometrial polyps or abnormal cellular growth. Clinicians regard CSI's Pipelle, a disposable aspiration device, as the premier product for this procedure.

   Menstrual Disorders: Office visits for menstrual disorders have risen significantly in the last five years. There are three main classes: abnormal uterine bleeding, the absence of a menstrual cycle, and a painful menstrual cycle. More than 50 percent of women experience pain associated with their menstrual cycle(9). A comprehensive differential diagnosis of this condition often includes laparoscopy.

   Abnormal uterine bleeding is common in women approaching menopause. The standard diagnostic process involves a physical examination, blood tests, pelvic ultrasound and endometrial biopsy, where the CSI Pipelle is used.

   Anatomic causes of abnormal uterine bleeding, including benign tumors that are found in about 50 percent of women over 35(10), are identified through laparoscopic or hysteroscopic examination. Operative hysteroscopy is often performed to remove benign tumors.

   Hysteroscopy is performed either in the physician's office or at the hospital. Diagnostic hysteroscopy provides a direct view of uterine cavity abnormalities before treatment. The equipment required includes a scope, a light source and a mechanism to distend the uterus. Operative hysteroscopy is usually performed in hospitals or at outpatient surgical facilities. CSI offers an array of diagnostic hysteroscopy products including a fully integrated system with light source, camera and monitor for office use, and a variety of hysteroscopes. CSI also markets Hyskon, a solution used to distend the uterus.

[Graphic]
The Pipelle offers a rapid, simple technique and excellent patient acceptance for cervical cell sampling

[Graphic]
The Hysteroscopy Series 4000 offers a modular design for maximum flexibility in hysteroscopy.

(9) Rapkin A. Pelvic Pain and Dysmenorrhea. In Berek ed., Novak's Gynecology, 12th Edition. Baltimore: Williams & Wilkins, 1996; 408.

(10) Hillard P. Benign Diseases of the Female Reproductive Tract: Symptoms and Signs. In: Berek JS ed., Novak's Gynecology, 12th Edition. Baltimore:
     Williams & Wilkins, 1996; 408.


19

   Vaginitis: The signs of vaginitis are redness, swelling and discharge caused by an infection or disturbance in the vaginal ecosystem mainly due to bacterial vaginosis (BV), Candidiasis (yeast), and Trichomoniasis.

   Apart from physical discomfort, the consequences of yeast infections are relatively benign. BV and Trichomoniasis infections, however, can lead to serious consequences. BV has been associated with early pregnancy loss, preterm delivery, premature rupture of membranes, and postpartum endometritis as well as post surgical infections and pelvic inflammatory disease. Trichomoniasis is linked to postoperative infection, preterm delivery and premature rupture of membranes. The differential diagnosis of vaginitis includes evaluation of the discharge through pH measurement and determination of the presence or absence of amines.

   In 1998, CSI introduced FemExam pH and Amines TestCard, a point of care diagnostic test used to differentiate these infections. The card objectively indicates elevated pH and the presence of amines, two of the four criteria used to diagnose BV. When positive, these two criteria provide a presumptive diagnosis of BV. During 2000, the American Medical Association created a specific reimbursement code for amines testing to supplement the existing code for pH testing. The Health Care Financing Administration has set a suggested reimbursement rate.

   Female Genital Symptoms: Most cases of Female Genital Symptoms relate to the human papilloma virus (HPV), which is the most common sexually transmitted viral infection in the United States. Manifestations of HPV include genital warts and precancerous conditions of the cervix and the vagina.

   Diagnosis is through colposcopic inspection, and where indicated, biopsy. There are no known cures. Treatment regimens include keratolytic agents that promote skin shedding, immunotherapy and surgical procedures such as cryosurgery, electrocautery (LEEP) and laser therapy. CSI offers both electrosurgical and cryosurgical equipment for office-based treatment of differing stages of the infection.

[Graphic]
CSI's FemExam diagnostic cards help clinicians differentiate between bacterial and fungal vaginal infections.

[Graphic]
The Cryo-Plus offers the economy and convenience of interchangeable probes.

                              Hospital-Based Sales

   CSI derives 38 percent of its Ob/Gyn revenue from hospital- based products, primarily from three major procedure areas: laparoscopy, hysteroscopy and hysterectomy. Because office-based practitioners are primarily responsible for specifying which products will be used when these procedures are performed in the hospital, CSI presents its products for hospital use to physicians when calling in their offices.

   Diagnostic Laparoscopy: Diagnostic laparoscopy is a minimally invasive procedure used in both the hospital and the outpatient clinic to diagnose many gynecologic conditions. The standard equipment used includes a laparoscope, light source, camera with monitor, a device to aid in visualization of the pelvic cavity and a variety of laparoscopic surgical instruments. In addition, laparoscopic surgery on women who have not had a hysterectomy requires a uterine manipulator to improve access and visualization within the pelvic cavity.

   CSI developed a strong presence in the United States disposable uterine manipulation market when it acquired the Kronner Manipujector and ZUMI products. These disposables aid in manipulation of the uterus and permit dye injection to test fallopian tube patency. In addition, for added control, CSI offers RUMI, a uterine control device that incorporates a reusable handle with disposable tips.

   Operative Laparoscopy: The techniques and indications for laparoscopic surgery continue to evolve. In all cases, skill, training and experience are needed to achieve outcomes equivalent to those in more invasive "open" procedures. There are several well-defined laparoscopic indications in gynecology including sterilization, management of ectopic pregnancy, removal of benign ovarian masses and reduction of uterine tumors. Advanced procedures require specific instrumentation to improve access and duplicate the conditions of an open procedure. CSI's KOH Colpotomizer System facilitates laparoscopic hysterectomy. This patented system that includes disposables, improves anatomical landmarks for the physician, which accelerates the

[Graphic]

Laparoscopy........63%
Hysterectomy........9%
Hysteroscopy........9%
Other..............19%

CSI OB/GYN HOSPITAL SALES
BY MEDICAL PROCEDURE, 2000

CSI offers products for most major procedures performed in the hospital.

[Graphic]
The Kronner is a disposable uterine manipulator injector used for laproscopic procedures, tubal sterilizations and fertility studies.

[Graphic]
The RUMI System offers total control of the uterus during pelvic laproscopic procedures.


21
procedure and improves safety. Experienced clinicians have demonstrated similar operative times to open procedures using this system.

   As with diagnostic laparoscopy, all operative procedures where a uterus is present require a uterine manipulator. With its premier product line, including the Kronner Manipujector, CSI is a leading supplier of disposable uterine manipulators.

   CSI also provides Nu-Tip, a range of popular laparoscopic instruments with reusable handles for added durability and stability, and disposable tip assemblies for rapid instrument turnaround and consistent performance. The laparoscopic line includes a patented disposable access trocar and the Marlow Balloon Cannula, which improves the surgeon's control and reduces patient trauma.

   Diagnostic Hysteroscopy: Although clinicians can perform diagnostic hysteroscopy in the office, it is done more often in the hospital or outpatient clinic where equipment is readily available. CSI's Hyskon is routinely used as the distension media for diagnostic procedures in the hospital setting.

   Hysterectomy: Hysterectomy, the second most frequent surgical procedure in women of reproductive age, is often performed to treat menstrual disorders. Always carried out in a hospital, the surgical approaches are: abdominal, vaginal and laparoscopic with about 75 percent done through an abdominal incision, 25 percent vaginally and a negligible number laparoscopically(11).

   Surgeons perceive CSI's Zeppelin hysterectomy products as the premier instrument line for abdominal procedures.

   Pelvic Repair: The main causes of pelvic support problems are childbirth and aging. The physical stress of childbirth can cause irreversible tissue and ligament damage. With the onset of menopause, the loss of estrogen further complicates this. Symptoms range from a feeling of fullness or heaviness in the bladder to urinary incontinence.



                           HOSPITAL-BASED GYNECOLOGIC
                                   PROCEDURES
--------------------------------------------------------------------------------
        DIAGNOSTIC LAPAROSCOPY
--------------------------------------------------------------------------------
            Infertility evaluations
            Assessment of pelvic pain
            Diagnosis and staging of endometriosis
            Diagnosis of ectopic pregnancy
            Evaluation of pelvic masses

--------------------------------------------------------------------------------
        DIAGNOSTIC HYSTEROSCOPY
--------------------------------------------------------------------------------
            Evaluation of the endocervical canal
            Evaluation of abnormal uterine bleeding
            Diagnosis of uterine adhesions

--------------------------------------------------------------------------------
        OPERATIVE LAPAROSCOPY
--------------------------------------------------------------------------------
            Tubal sterilization
            Management of ectopic pregnancy
            Selected ovarian surgeries
            Hysterectomy
            Fertility related operations
            Endometriosis

--------------------------------------------------------------------------------
        HYSTERECTOMY
--------------------------------------------------------------------------------
            Abdominal
            Vaginal

[Graphic]
KOH Colpotomizer System
A unique product innovation for effective laparoscopic surgery.

[Graphic]
The Zepplin hysterectomy clamp is hand-crafted from the finest German stainless steel to provide superior performance.

(11) Stovall TG. Hysterectomy. In Novak's Gynecology, 12th Edition. Baltimore:
     Williams & Wilkins, 1996; 408; 727.

                              FERTILITY PROCEDURES

--------------------------------------------------------------------------------
                                       Primary                  Products
                                      Location
--------------------------------------------------------------------------------
FERTILITY
ASSESSMENT
--------------------------------------------------------------------------------
  X-Ray of the uterus           Hospital                  Uterine injectors and
  and fallopian                                           ancillaries
  tubes
--------------------------------------------------------------------------------
  Post-coital sample            Office                    Endocervical
  collection                                              aspirator
  Cervical mucus
  evaluations
--------------------------------------------------------------------------------
FERTILITY
TREATMENT
--------------------------------------------------------------------------------
  Intrauterine                  Office                    Artificial
  injection                     Fertility                 insemination
                                Clinic                    catheters
--------------------------------------------------------------------------------
  Embryo transfer               Fertility                 Embryo transfer
                                Clinic                    catheters and stylets
--------------------------------------------------------------------------------

   Treatment, depending on the cause and severity, includes HRT, vaginal hysterectomy and advanced pelvic support surgery where the surgeon reconstructs critical ligaments. CSI's Nichols Pelvic Reconstructive Surgery Set is used here. Incontinence surgery has increased in recent years as the population ages.

                           Reproductive Product Sales

   Products used to treat reproductive disorders in fertility clinics represent 11 percent of CSI revenue, primarily for fertility assessment and treatment.

   Infertility is defined as the failure of a couple to establish a pregnancy after one year of unprotected intercourse. This is based on expected monthly conception rates of 20-25 percent in healthy young couples(12). Fertility decreases significantly in women over the age of 35(13). Approximately 15 percent of couples are infertile and in 15 percent of these cases, no cause can be identified(14).

   Increased infertility in the U.S over the past 25 years is due to an increase in sexually transmitted diseases and the deferral of childbearing to later years. In addition, increased public information regarding new treatments and a greater willingness to discuss fertility issues openly have caused more couples to seek treatment. Basic infertility evaluations can identify the cause in approximately 85 percent of couples.(15)

   Cervical and coital factors: Abnormalities in cervical mucus combined with other causes can contribute to infertility. For example, disruption or

[Graphic]
The Nichols Pelvic Reconstruction Surgery Set permits multiple suture placement with a single application.


                                90% IVF products
                                 7% Endometrial Sampling
                                 3% IUI products

                                    [GRAPHIC]

                          Percent of CSI Reproductive
                       Product Sales to Fertility Clinics
                            by Procedures Type, 2000

CSI's holds a strong position in devices used for embryo transfer.

(12) Moghissi KS, ed. Infertility. In: Holzman, GB, ed. Precis, Reproductive
     Endocrinology: An Update in Obstetrics and Gynecology. Washington, ACOG, 1998; 71.
(13) Ibid; 71.
(14) Ibid; 71.
(15) Ibid; 71.


23
removal of cervical epithelium during surgical procedures may narrow the cervical opening or cause inadequate mucus production, compromising the mechanism for sperm transport and storage.

   Clinicians use postcoital testing to assess cervical and coital factors. This test, usually performed early in the assessment, evaluates mucus quality and sperm-mucus interaction through visual and microscopic observations. The CSI Aspirette endocervical suction curette helps physicians collect clean samples. Additional early infertility testing includes a Pap smear and cervical cultures to evaluate potential underlying sexually transmitted infection.

   Intrauterine insemination using an injection catheter has achieved high pregnancy rates in couples with cervical factor infertility caused by structural abnormalities. CSI offers two artificial insemination catheters, the Uni-Sem and the Wallace. The nature of the condition and the preference of the physician determine which is used.

   Uterine Factors: Reduced fertility has been associated with many uterine conditions including chronic endometritis, benign tumors, adhesions, congenital malformations and polyps. Endometritis, an inflammation of the endometrial lining, interferes with ovum implantation. The other conditions prevent either implantation or the proper endometrial development that is essential in providing nutrients for sustained growth. Endometritis is identified by endometrial biopsy and culture.

   X-ray of the uterus and fallopian tubes after injection of a contrast dye identifies other causes. The dye is injected using a specially designed catheter fitted with a balloon to prevent leakage from the cervical canal. CSI offers several disposable dye injection catheters to accommodate variations in cervical and uterine size including the HUI, HUI MiniFlex and ZUI uterine injectors. CSI also provides a disposable procedure kit that contains the items essential for catheter introduction.

[Graphic]
Wallace catheters are the premier line of embryo transfer and artificial insemination catheters for use in advanced reproductive techniques.

[Graphic]
The HUI (Harris Uterine Injector) allows injection of contrast media or gas into the uterine cavity without reflux.

[Graphic]
The HUI MiniFlex uses a small easily inserted catheter to minimize catheter resistance.

   Fallopian tube factors: Tubal infertility results when the ovum cannot descend into the uterine cavity. It is evaluated using either an X-ray procedure or through laparoscopic surgery. One of the most common causes of infertility is distal (the section closest to the ovary) fallopian tube disease. Treatment includes operative laparoscopy or, in extreme cases, an open procedure. Successful pregnancies occur in 5-30 percent for moderate to severe disease and 50-70 percent in mild cases(16). There are fewer patients with proximal (nearest the point of attachment) tubal disease. Several surgical procedures are used for proximal tube repair and successful pregnancies have occurred in 20-40 percent of these patients(17).

   Many patients with severe disease or with a history of previously unsuccessful tubal surgery consider in vitro fertilization (IVF) as an alternative. IVF, the most frequently used assisted reproductive technology
(ART), involves manipulation of eggs and embryos outside of the body. Fertilized eggs are then returned into the body to establish pregnancy. These complex procedures are performed in fertility clinics, as they require a highly specialized team of clinicians.

   In IVF, a hormone mixture stimulates the ovaries to maximize the production of oocytes (eggs not yet completely developed). An oocyte retrieval needle collects the eggs under ultrasonic guidance. They are placed with sperm in media conducive to fertilization. Two or three days later, the embryos are graded. Those chosen for transfer are introduced into the uterus with a special transfer catheter. CSI's Wallace product line leads the United States embryo transfer catheter market. Other Wallace products include insertion stylets, trial transfer catheters and the recently introduced oocyte retrieval needle.

   Peritoneal factors: Peritoneal related infertility factors (those related to the lining of the abdominal cavity) include pelvic inflammatory disease, endometriosis, ruptured appendix, ruptured ovarian cyst, previous surgery, and foreign body reaction. Adhesions (a fibrous band holding together parts that are usually separated) resulting from these processes can involve the fallopian tubes or ovaries and interfere with normal oocyte delivery. To minimize further adhesion formation, diagnostic evaluation and treatment is usually performed laparoscopically.

(16) Infertility. In Visscher HC, ed. Precis V, An Update in Obstetrics and Gynecology. American College of Obstetrics and Gynecology, 1994; 424.

(17) Ibid; 425.


25

   Endometriosis is the presence of endometrial tissue outside of the uterine cavity. Although benign, it can invade and destroy tissue causing severe inflammation and adhesions. About 7 percent(18) of women of reproductive age in the United States have some form of endometriosis. About 30 percent(19) of infertile women who are otherwise normal have this condition.

   Endometriosis is either monitored with "watchful waiting" or treated using hormonal therapy or surgery, depending on the patient's age, desire for childbearing, severity of symptoms and coexisting medical conditions. Conservative surgical procedures include excision, vaporization and coagulation of endometrial implants and removal of adhesions using laparoscopy.

   Ovulatory factors: Patients with ovulatory disorders complain of amenorrhea (lack of menses), menorrhagia (abnormal bleeding) or infertility. Diagnosis is through hormone level testing, basal body temperature measurement, endometrial biopsy and early fertility evaluation. Treatment includes ovulation induction with agents such as clomiphene citrate. Follicle development is often monitored using ultrasound. Endometrial biopsies are also recommended, as up to 25 percent(20) of menstrual cycles induced by clomiphene citrate produce an endometrial environment unfriendly to implantation. In addition, cervical mucus is evaluated during therapy, as approximately 15 percent(21) of patients develop dysfunctional mucus production requiring intrauterine insemination. The pregnancy rate for this therapy is only about 40 percent(22), so ovulatory induction is frequently used in conjunction with intrauterine insemination.

   Male factors: Male infertility causes nearly half of all couples' inability to conceive. Several mechanisms may cause this, including abnormal sperm production, disordered sperm maturation, abnormal sperm function or ineffective sperm delivery. Unfortunately, medical or surgical treatment is appropriate in only 10 percent of these cases and assisted reproductive technologies offer the best opportunity for conception. CSI does not currently offer any specific products for evaluation of male infertility.


--------------------------------------------------------------------------------
        CAUSE OF INFERTILITY(16)             INCIDENCE RATE
--------------------------------------------------------------------------------
        Male Factor                              40-50%
--------------------------------------------------------------------------------
        Tubal and Peritoneal Factors             25-30%
--------------------------------------------------------------------------------
        Ovulatory defects                        20-25%
--------------------------------------------------------------------------------
        Cervical and Uterine Factors              10%
--------------------------------------------------------------------------------


                         BASIC INFERTILITY EVALUATIONS

--------------------------------------------------------------------------------
        CAUSE OF INFERTILITY                    INITIAL EVALUATIONS
--------------------------------------------------------------------------------
        Cervical and coital factors             Post coital test
                                                Cervical cytology
                                                Cervical cultures
--------------------------------------------------------------------------------
        Uterine and tubal factors               X-Ray of the uterus and
                                                fallopian tubes
                                                Hysteroscopy
--------------------------------------------------------------------------------
        Peritoneal factors                      Laparoscopy
--------------------------------------------------------------------------------
        Ovulatory factors                       Basal body temperature
--------------------------------------------------------------------------------
                                                Endometrial sample and/or
                                                serum progesterone
--------------------------------------------------------------------------------
                                                Home ovulation
                                                detection kit
--------------------------------------------------------------------------------
        Male factors                            Semen analysis
--------------------------------------------------------------------------------

(18) Moghissi KS, ed. Infertility. In Holzman GB, ed. Precis, Reproductive
     Endocrinology: An Update in Obstetrics and Gynecology. Washington, ACOG, 1998; 79.
(19) Ibid; 80.
(20) Ibid; 84.
(21) Ibid; 84.
(22) Ibid; 84.

CooperSurgical:

At The Forefront of Women's Healthcare

     By acquiring products, companies and technologies focused in gynecology, oncology and reproductive medicine, CSI has become a premier supplier of branded medical devices to the Ob/Gyn and has built the volume necessary to develop the first comprehensive medical device distribution system in women's healthcare. CSI has the profitability and market presence necessary for sustained growth and leadership within this very attractive segment.

Sources:

     Physician's Drug and Diagnostic Audit, January - December 1999. Philadelphia, Pa: Scott-Levin, Inc.

     Women's Health 2000, A Contemporary Ob/Gyn Fact Book. Contemporary Ob/Gyn 2000.

     1999 Technology Study. Contemporary Ob/Gyn,1999.

     National Hospital Discharge Survey, Annual Summary, 1996. National Center for Health Statistics. Vital Health Statistics, 1998.

     ACOG Economic Impact Study: Profile of Ob/Gyn Practices, 1991-1994:
     Washington,: American College of Obstetrics and Gynecology, 1996.

     American Medical International Database, Los Angeles, CA, October 2000.

     Women's Health 2000, A Contemporary Ob/Gyn Fact Book. Contemporary Ob/Gyn 2000.

     Visscher CH, ed. Precis V, An Update in Obstetrics and Gynecology, American College of Obstetrics and Gynecology, 1994.

     Novak's Gynecology, 12th Edition. Baltimore: Williams & Wilkins, 1996.

     Holzman, GB, ed. Precis, Reproductive Endocrinology: An Update in Obstetrics and Gynecology. Washington, ACOG, 1998.

                                    [GRAPH]


 QUARTERLY COMMON
STOCK PRICE RANGE

   HIGH     LOW



                                     2000
                                     ----

     JAN 31                 APR 30             JULY 31            OCT 31
---------------         ---------------    ---------------    ---------------
$33.63   $24.63         $36.00   $25.00    $38.81   $32.38    $36.38   $26.25



                                    [GRAPH]


                                     1999
                                     ----
     JAN 31                 APR 30             JULY 31            OCT 31
---------------         ---------------    ---------------    ---------------
$28.00   $12.38         $16.33   $11.75    $25.12   $15.38    $31.88   $19.63



At December 31, 2000
and 1999, there were 1,719
and 1,902 common
stockholders of record,
respectively.


INDEX TO FINANCIAL INFORMATION

Quarterly Common Stock Price Range                     28

Five Year Financial Highlights                         30

Two Year Quarterly Information                         31

Managment's Discussion and Analysis of                 32
Financial Condition and Results of Operations

Independent Auditors' Report                           38

Management's Statement Regarding Financial Reporting   38

Consolidated Statements of Income                      39

Consolidated Balance Sheets                            40

Consolidated Statements of Cash Flows                  41

Consolidated Statements of Comprehensive Income        42

Notes of Consolidated Financial Statements             43

                         Five Year Financial Highlights


Consolidated Operations
(In thousands, except per share amounts)                     Years Ended Octoer 31,
                                                 2000         1999       1998         1997        1996
--------------------------------------------------------------------------------------------------------
  Net sales                                    $197,317     $165,328   $147,192     $ 88,769    $ 66,118
                                              ==========================================================
  Gross profit                                 $129,217     $106,319   $ 91,428     $ 61,444    $ 46,207
                                              ==========================================================
  Income from continuing operations
    before income taxes                        $ 42,127     $ 32,712   $ 23,087     $ 16,936    $ 11,167
  Provision for (benefit of) income taxes        12,727       10,711    (34,723)     (26,735)     (4,438)
                                              ----------------------------------------------------------
  Income before items below                      29,400       22,001     57,810       43,671      15,605
  Discontinued operations, net of taxes              --        3,099    (17,964)     (13,750)        998
  Extraordinary item, net                            --           --         --        1,461          --
  Cumulative effect of change in accounting
    principle                                      (432)          --         --           --          --
                                              ----------------------------------------------------------
  Net income                                   $ 28,968     $ 25,100   $ 39,846     $ 31,382    $ 16,603
                                              ==========================================================
  Diluted earnings (loss) per share:
  Continuing operations                        $   2.03     $   1.54   $   3.79     $   3.33    $   1.32
  Discontinued operations                            --         0.21      (1.18)       (1.05)       0.09
  Extraordinary item, net                            --           --         --         0.11          --
  Cumulative effect of change in accounting
    principle                                     (0.03)          --         --           --          --
                                              ----------------------------------------------------------
  Earnings per share                           $   2.00     $   1.75   $   2.61     $   2.39     $  1.41
                                              ==========================================================
  Average number of shares used to
    compute diluted earnings per share           14,510       14,312     15,269       13,120      11,794


Consolidated Financial Position
(In thousands)                                                       October 31,
                                                 2000         1999       1998         1997       1996
--------------------------------------------------------------------------------------------------------
 Current assets                                $112,685     $100,461   $116,077*   $ 100,574*   $ 58,712*
 Property, plant and equipment, net              47,933       40,319     34,234        7,634       4,650
 Intangible assets, net                         110,854       80,518     84,308       32,274      16,864
 Other assets                                    51,093       64,575     61,422       30,142       4,004
                                              ----------------------------------------------------------
                                               $322,565     $285,873   $296,041     $170,624    $ 84,230
                                              ==========================================================
 Short-term debt                                 $8,094     $  4,888   $ 11,570    $     438    $    177
 Other current liabilities                       57,181       37,008     35,131       28,680      26,141
 Long-term debt                                  40,257       57,067     78,677        9,125      37,912
 Other long-term liabilities                     18,595       22,767     25,410       20,848       4,670
                                              ----------------------------------------------------------
 Total liabilities                              124,127      121,730    150,788       59,091      68,900
 Stockholders' equity                           198,438      164,143    145,253      111,533      15,330
                                              ----------------------------------------------------------
                                               $322,565     $285,873   $296,041     $170,624    $ 84,230
                                              ==========================================================

 * Includes net assets of discontinued operations, which were sold in 1999.

                                  The Cooper Companies, Inc. and Subsidiaries 30

Two Year Quarterly Financial Data


2000
(In thousands, except per share amounts)

                                                 First       Second     Third        Fourth
                                                Quarter     Quarter    Quarter      Quarter
--------------------------------------------------------------------------------------------
        Net sales                               $40,404      $50,769    $50,908      $55,236
                                               =============================================
        Gross profit                            $26,632      $32,484    $33,500      $36,601
                                               =============================================
        Income from continuing operations
           before income taxes                  $ 7,259      $10,169    $11,245      $13,454
        Provision for income taxes                2,432        3,406      2,584        4,305
                                               ---------------------------------------------
        Income from continuing operations         4,827        6,763      8,661        9,149
        Cumulative effect of change in
           accounting principle                    (432)          --         --           --
                                               ---------------------------------------------
        Net income                              $ 4,395      $ 6,763     $8,661      $ 9,149
                                               =============================================
        Diluted earnings per share*:
                Continuing operations             $0.34      $  0.47      $0.59      $  0.63
                Cumulative effect of change
                 in accounting principle          (0.03)          --         --           --
                                               ---------------------------------------------
                Net income                        $0.31      $  0.47      $0.59      $  0.63
                                               =============================================
        Number of shares used to compute
            diluted earnings per share           14,359       14,438     14,596       14,618
                                               =============================================


1999
(In thousands, except per share amounts)
                                                First        Second      Third       Fourth
                                               Quarter      Quarter      Quarter     Quarter
--------------------------------------------------------------------------------------------
        Net sales                               $34,959      $41,743    $43,404      $45,222
                                               =============================================
        Gross profit                            $21,543      $26,569    $28,288      $29,919
                                               =============================================
        Income from continuing operations
           before income taxes                  $ 4,088       $7,898    $ 9,627      $11,099
        Provision for income taxes                1,447        2,604      3,081        3,579
                                               ---------------------------------------------
        Income from continuing operations         2,641        5,294      6,546        7,520
        Discontinued operations, net of taxes:
                Income (loss)                       (21)         150         --           --
                Gain on disposal                  1,279        1,691         --           --
                                               ---------------------------------------------
        Income from discontinued operations       1,258        1,841         --           --
                                               ---------------------------------------------
        Net income                              $ 3,899      $ 7,135    $ 6,546       $7,520
                                               =============================================
        Diluted earnings per share*:
                Continuing operations           $  0.18      $  0.38    $  0.46       $ 0.53
                Discontinued operations            0.09         0.13         --           --
                                               ---------------------------------------------
                Net income                      $  0.27      $  0.51    $  0.46       $ 0.53
                                               =============================================
        Number of shares used to compute
           diluted earnings per share            14,668       14,071     14,194       14,299
                                               =============================================


* The sum of earnings per share for the four quarters is different from the full year amount because we base our calculations on the weighted average number of common shares outstanding in each respective period.


 31  The Cooper Companies, Inc. and Subsidiaries

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Note numbers refer to the "Notes to Consolidated Financial Statements" beginning on page 43 of this report.

RESULTS OF OPERATIONS

In this section we discuss the results of our operations for fiscal 2000 and compare them with those for fiscal 1999 and 1998. We discuss our cash flows and current financial condition under "Capital Resources and Liquidity."

Highlights: Fiscal Year 2000 vs. Fiscal Year 1999

     Net sales up 19% to $197.3 million.

     Gross profit up 22%; margin improved by one percentage point to 65% of net sales.

     Operating income up 21% to $46.9 million.

     Diluted earnings per share from continuing operations up 32% to $2.03 from $1.54.

Selected Statistical Information -
Percentage of Net Sales and Growth

                                Percent of Sales
                             Years Ended October 31,
                       -------------------------------------
                                 %              %
                       2000   Growth   1999  Growth   1998
------------------------------------------------------------
Net sales              100%     19%    100%    12%    100%
Cost of sales           35%     15%     36%     6%     38%
Gross profit            65%     22%     64%    16%     62%
Selling, general
 and administrative     38%     22%     37%    10%     38%
Research and
 development             1%     37%      1%     2%      1%
Amortization             2%     11%      2%     7%      2%
Operating income        24%     21%     23%    31%     20%


Net Sales

All revenue is generated by our two business units, CooperVision ("CVI") and CooperSurgical ("CSI"):

     CVI markets a broad range of contact lenses primarily in North America and Europe.

     CSI markets diagnostic products, surgical instruments and accessories to the women's healthcare market, primarily in the U.S.

Our consolidated revenue grew by 19% in 2000 and 12% in 1999. Both CVI and CSI have generated consistent net sales growth over the three-year period.

($ in millions)                    Growth
                      2000 vs. 1999      1999 vs. 1998
--------------------------------------------------------
Business Unit
  CVI                 $ 15.8    12%      $ 16.8    14%
========================================================
  CSI                 $ 16.2    55%      $  1.3     5%
========================================================

2000 Compared with 1999

CVI

CVI's worldwide core business, which we define as all revenue other than sales to other contact lens suppliers ("OEM" sales), grew 16% in fiscal 2000:

($ in millions)                %                   %        %
                    2000     Total      1999     Total   Growth
----------------------------------------------------------------
United States      $ 97.8      64%     $ 82.9      61%     18%
International        49.6      33%       44.3      33%     11%
                   -------------------------------------
Core business       147.4      97%      127.2      94%     16%
OEM                   4.4       3%        8.8       6%    (49%)
                   -------------------------------------
Total              $151.8     100%     $136.0     100%     12%
                   =====================================

The 11% growth in International (revenue generated by overseas subsidiaries and to overseas distributors) includes the negative effect on reported revenue of weakness in the pound sterling and the euro, which lost 12% and 20%, respectively, in value against the U.S. dollar in fiscal 2000. In constant currency terms, our core business and our International revenue each grew by 18%.

     In the United States, the largest contact lens market in the world, CVI revenue grew 18% to $97.8 million, improving its share of the market to 8.5%. U.S. sales of toric lenses to correct astigmatism continued to drive CVI's sales gains, growing 19% in 2000, or about six times faster than the total contact lens market.

     The disposable-planned replacement ("DPR") toric market grew about 27% for the nine months ended September 30, 2000 and continues to be the fastest growing category in the U.S. contact lens market. Sales of CVI's DPR torics grew 32% in the U.S., led by Frequency 55 Toric and Encore Toric. CVI believes that it holds a 34% share of this market segment.

     Internationally, revenue grew 18% in constant currency. In 2000, we acquired former distributors in Sweden and Spain and now have a direct presence in five overseas countries. Our operations in Canada, where we hold an overall number two market share, and Italy generated particularly strong results.

     In 2000, CVI introduced three new specialty lenses:

     Frequency Aspheric - Designed to improve visual acuity in low light conditions and correct low levels of astigmatism.


                                The Cooper Companies, Inc. and Subsidiaries   32

                      Management's Discussion and Analysis
           of Financial Condition and Results of Operations--continued


     Frequency Colors - Opaque and color enhancing lenses that change eye appearance. This is our entree into the second fastest growing specialty market segment, behind toric lenses.

     Encore Toric - A cast-molded toric lens competing in the two-week segment of the U.S. DPR toric market.

As expected, OEM sales decreased 49% in 2000. We expect this trend to continue as our product mix shifts toward higher margin branded products.

     We believe that CVI will continue to compete successfully in the worldwide contact lens market, particularly with its DPR toric line and newer specialty products including color lenses and aspheric lenses. Demographics are also favorable, as the teenaged population, the age when most people begin to wear contact lenses, is projected to show dramatic growth near to mid-term.

CSI

CSI revenue grew 55%, primarily due to the recent acquisitions of products from BEI Medical Systems, Inc. and Leisegang Medical, Inc. Both the FemExam pH and Amines TestCard System as well as the Cerveillance Digital Colposcope line continued to perform well. We believe that CSI is now the largest manufacturer of in-office gynecological devices used in the women's healthcare market.

     In December 1999, CSI acquired a well-known line of uterine manipulators and other products for the gynecologist's office from BEI Medical Systems Company, Inc.

     At the end of January 2000, CSI completed the acquisition of Leisegang Medical, Inc. The products acquired include diagnostic and surgical instruments: colposcopes, instruments to perform loop electrosurgical excision procedures, hand-held gynecological instruments, specula and cryosurgical systems. Many products are disposable, including the Sani-Spec line of plastic specula, Leisegang's largest product group.

     Favorable demographic trends also drive CSI's business. The women of the "baby-boomer" generation are reaching the age when gynecological procedures are performed most frequently, and CSI has, through both acquisition and internal development, built an extensive product line for the Ob/Gyn professional.

     We anticipate that CSI will continue its strategy to consolidate the fragmented women's healthcare market.

1999 Compared with 1998

CVI

CVI's worldwide core business, grew 16% in fiscal 1999:
($ in millions)         %               %       %

($ in millions)                %                   %        %
                    1999     Total      1998     Total   Growth
----------------------------------------------------------------
U.S.               $ 82.9     61%      $ 70.3     59%      18%
International        44.3     33%        39.8     33%      11%
Core Business       127.2     94%       110.1     92%      16%
OEM                   8.8      6%         9.1      8%      (4%)
Total              $136.0    100%      $119.2    100%      14%

CVI's core product sales grew 18% in the U.S. and 11% internationally. CVI believes that through fiscal 1999, it gained one market share point in the U.S.

     In the United States, sales of toric lenses grew 26%, and DPR torics sales grew 41% as Preference Toric, CVI's premium toric brand, and Frequency 55 Toric both showed strong results. CVI believes that it led the U.S. DPR toric sector with about 34% of the revenue generated, up from 29% in 1998.

     U.S. sales of all DPR lenses -- torics and spheres together -- grew about 9% through the first nine calendar months, according to an industry market research audit. Sales of CVI's DPR lenses in the U.S. were 38% ahead for the fiscal year. DPR lenses represented 66% of CVI's U.S. revenue and 75% of its worldwide revenue.

     Internationally, our Canadian and Italian businesses generated strong sales, and new product introductions continued in Europe, including toric and other specialty lenses.

CSI

CSI's revenue grew 5% in fiscal 1999. CSI's sales of gynecology ("GYN") products grew 6%, led by its FemExam, infrared coagulator, Marlow and Cerveillance Scope product lines. The growth in these product lines was partially offset by lower sales of more mature product lines. GYN product sales accounted for over 90% of CSI's sales in fiscal 1999. In July, CSI announced that it had agreed with 3M Pharmaceuticals (NYSE: MMM) and Matria Healthcare Inc. (NASDAQ: MATR) to co-market its FemExam pH and Amines TestCard in the United States and that the American Medical Association had awarded the FemExam Card an additional third party reimbursement code. The FemExam Card is an accurate,


33   The Cooper Companies, Inc. and Subsidiaries

                      Management's Discussion and Analysis
           of Financial Condition and Results of Operations--continued


convenient point of care diagnostic test used to help determine if a vaginal infection is bacterial or fungal. In August, CSI and BioStar, Inc., a Thermo Electron Corporation (NYSE: TMO) subsidiary, agreed to co-market three additional in-office tests for vaginitis. All four tests are being developed under CSI's licensing agreement with Litmus Concepts, Inc. In the United States, vaginitis accounts for about 13 million physician office visits and about 10 million clinic visits, annually.

Cost of Sales/Gross Profit

Our consolidated gross profit margin has consistently improved over the three-year period:

                       Gross Profit % of Net Sales
                        2000      1999      1998
---------------------------------------------------
CVI                      69%       66%       64%
CSI                      54%       56%       55%
Consolidated             65%       64%       62%

The gross margin improvement at CVI results from:

     Continuing cost reduction projects at our U.S. and U.K. manufacturing facilities.

     A shift in our sales mix from OEM to value-added products.

     The weak pound sterling reducing the translated production costs at our U.K. manufacturing plant.

Excluding a major change in product mix, we believe that further cost reductions will improve margins in the future. This mix change could result from a substantial increase in our business in Japan through Rohto and/or the rapid expansion of opaque contact lenses, both of which generate lower gross margins. A major cost improvement project began in the fourth quarter of 1998, when we spent about $1.7 million to improve efficiency, rationalize manufacturing, expand capacity and fill back orders. The combination of increased revenue and improved margin has resulted in CVI's gross profit increasing from $76.1 million in 1998 to $89.9 million in 1999 and to $104.7 million this year.

     CSI's gross margin declined in 2000 reflecting primarily the lower margins of the products recently acquired from BEI and Leisegang. We expect that, following the integration of acquisitions, CSI's margins will return to, and then surpass, the 56% of sales generated in fiscal 1999. The nature and timing of future acquisitions will determine when this happens.

Selling, General and Administrative Expense ("SGA")

(In millions)         2000      1999      1998
------------------------------------------------
CVI                  $ 53.6    $ 45.8    $ 38.5
CSI                    15.1       9.6      10.7
Headquarters            6.7       6.3       7.0
                    ----------------------------
                     $ 75.4    $ 61.7    $ 56.2
                    ============================

Consolidated SGA increased by 22% in 2000 and 10% in 1999.

     SGA at CVI increased by 17% in 2000 and 19% in 1999. The increases in both periods resulted primarily from selling, promotion and distribution costs to launch new products. Also in 2000, we incurred one-time costs for a new distribution system. As a percentage of revenue, SGA at CVI was 35% in 2000, 34% in 1999 and 32% in 1998.

     SGA increased at CSI in 2000 by 58% over 1999 reflecting the additional costs associated with acquisitions that contributed all but 4% of CSI's 55% revenue growth. CSI's 1999 SGA decreased vs. 1998, when it incurred a high level of costs to launch new products.

     Headquarters SGA dropped to 3.4% of consolidated revenue from 3.8% in 1999 and 4.8% in 1998, when we resolved certain legal issues. We anticipate that Headquarters SGA will continue to grow at a rate below sales growth.

Research and Development Expense

Research and development expense was 1% of revenue in each year of the three-year period: $2.7 million in 2000, $2 million in 1999 and $1.9 million in 1998.

     We expect the current level of research and development spending to remain stable as a percentage of sales, as we continue to focus on acquiring products that can be marketed immediately or in the short-term, rather than on longer-term, higher-risk research and development projects.

Amortization of Intangibles

Amortization of intangibles was $4.2 million in 2000, $3.8 million in 1999 and $3.6 million in 1998. The increase in each year reflects the effect of acquisition activity during the three-year period.


                                The Cooper Companies, Inc. and Subsidiaries   34

                      Management's Discussion and Analysis
         of Financial Condition and Results of Operations -- continued


Operating Income

Operating income improved by $17.2 million between 1998 and 2000:

(In millions)                  Years Ended October 31,
                            2000        1999        1998
----------------------------------------------------------
CVI                        $ 47.3      $ 40.8      $ 34.6
CSI                           6.3         4.3         2.1
Headquarters                 (6.7)       (6.3)       (7.0)
                          --------------------------------
                           $ 46.9      $ 38.8      $ 29.7
                          ================================
Percent growth                21%         31%
                          =====================

Settlement of Disputes, Net

In 2000, we recorded a charge to income of $653,000 to settle a dispute with a German distributor that included the write-off of a related investment in a joint venture.

     In 1998, we recorded a charge to income of $1.3 million to settle a dispute with GT Laboratories and for other smaller matters.

Other Income, Net

(In thousands)                 Years Ended October 31,
                             2000        1999        1998
-----------------------------------------------------------
Interest income             $ 499       $ 375       $ 311
Foreign exchange gain
  (loss)                     (256)       (325)        591(1)
Gain on swap contract         240          --          --
Other                         172         181         (12)
                           --------------------------------
                            $ 655       $ 231       $ 890
                           ================================

(1) The foreign exchange gain of $591,000 includes a one-time gain of $850,000 reflecting weakness in sterling occurring before we implemented our hedging program, partially offset by losses over the period.

Interest income increased in 2000 and 1999 because of higher investment balances primarily from cash received from our sale of Hospital Group of America ("HGA"), our former psychiatric services business, and positive cash flow from operations, net of debt repayments.

     In 2000, we repaid the Midland Bank loan and cancelled an interest rate swap, realizing a gain of $240,000.

Interest Expense

Interest expense was $4.7 million in 2000 and $6.3 million in each of fiscal 1999 and 1998. The decrease in 2000 reflects debt repayments funded by operating cash flow and cash received from the sale of HGA (see Capital Resources and Liquidity).

Provision for (Benefit of) Income Taxes

In fiscal 1998, we recorded a large tax benefit for the remaining anticipated value of our $184 million net operating loss carryforwards ("NOLs"). As a result, in fiscal years 1999 and 2000, we report our provision for income taxes as if we were a taxpayer with no NOLs.

     We implemented a global tax plan in 1999 to minimize both the taxes reported in our income statement and the actual taxes we will have to pay once we fully use the benefits of our NOLs. Our full year 1999 effective tax rate ("ETR") on income from continuing operations was 32.7%, which includes the impact of the global tax plan and a reversal of $1.1 million of tax reserves no longer required. Our full-year 2000 ETR was 30.2%, which includes the impact of the global tax plan and a reversal of $1.4 million of tax reserves no longer required.

     We expect that our global tax plan will result in our ETR being reduced to approximately 30% over the next several years. This plan could also extend the cash flow benefits of our NOLs through 2003, assuming no major acquisitions or large stock issuance. We expect that actual payments for taxes will be about 10% of pretax income during this period.

Income from Discontinued Operations

Income from discontinued operations is income derived from HGA, which we declared a discontinued operation in October 1998. The reported income of $129,000 and $4.3 million for the fiscal years ended 1999 and 1998, respectively, is net of income tax expense of $66,000 and $130,000.

Loss from Disposal
of Discontinued Operations

In 1998, we wrote down HGA's net assets by $22.3 million to the then estimated fair market value in anticipation of the sale of the business. In 1999, we revised our estimated loss by $3 million to $19.3 million.

CAPITAL RESOURCES & LIQUIDITY
Year 2000 Highlights:

     Operating cash flow $41 million, up 48% vs. $27.7 million in 1999.

     Cash flow (pretax income from continuing operations plus depreciation and amortization) per diluted share $3.51 vs. $2.82 in 1999.


35   The Cooper Companies, Inc. and Subsidiaries

                      Management's Discussion and Analysis
         of Financial Condition and Results of Operations -- continued


     Closed five acquisitions for cash payments totaling $24.4 million.

     Refinanced approximately $18 million of long-term debt, replacing it with less expensive debt under our Revolving Credit Agreement.

     Expenditures for purchases of property, plant and equipment $14.7 million vs. $10.1 million in 1999.

Comparative Statistics:

($ in millions)                      October 31,
                                 2000           1999
--------------------------------------------------------
Cash and
  cash equivalents              $  14.6        $  20.9
Total assets                    $ 322.6        $ 285.9
Working capital                 $  47.4        $  58.6
Total debt                      $  48.4        $  62.0
Ratio of debt to equity          0.24:1         0.38:1
Debt as a percentage
  of total capitalization           20%            27%

Operating Cash Flows

Our major source of liquidity continues to be cash flow from operating activities. Operating cash flow for fiscal 2000 was $41 million, a growth of 48% from the $27.7 million generated in fiscal 1999. In fiscal 2000, first quarter operating cash flow was significantly ahead of 1999's first quarter, providing cash of $5.3 million as opposed to the $3.4 million of cash used reported in the first quarter of 1999. The first quarter continues to be our weakest cash flow quarter, reflecting payments to settle disputes, bonus payments and, to a greater extent in 1999, inventory builds in anticipation of new product launches. We now anticipate generating positive operating cash flow each quarter.

Quarterly Operating Cash Flow:

(In millions)                     2000           1999
--------------------------------------------------------
Q1                               $  5.3         $ (3.4)
Q2                                 10.6           9.2
Q3                                 12.5           9.5
Q4                                 12.6           12.4
                                -----------------------
Fiscal year                      $ 41.0         $ 27.7
                                =======================

The full year increase of $13.3 million was driven by strong operating results (operating income of $46.9 million, up 21%) and a reduced investment in inventory. Of the total increase in inventory of $4.8 million, approximately $3.9 million represented inventories of companies acquired this year. Major uses of cash for operating activities in fiscal 2000, in addition to those required in the ordinary course of our business, included approximately $6 million related to various settlements, $1.4 million to fund entitlements under Cooper's bonus plans and approximately $4.1 million in interest payments.

Investing Cash Flows

From an inflow of $20.2 million in 1999, which was driven by net cash of $25.3 million received from the sale of HGA, our investing cash flows swung to an outflow of $40.6 million in 2000. The outflow in 2000 was driven by capital expenditures of $14.7 million and expenditures of about $24 million to fund acquisitions.

Financing Cash Flows

Our financing activities resulted in the use of $7.2 million cash this year and $34.6 million in 1999. This year we spent about $18 million to refinance a portion of the debt raised in 1998 to fund an acquisition. We funded most of the $18 million drawing on our KeyBank line of credit, which carries a lower effective interest rate. Because the debt we paid off was backed by a letter of credit from KeyBank, and was, therefore, deducted from the total facility amount, we lost no availability under our line of credit. We also repaid approximately $12.7 million of debt this year. In 1999 we repaid a large portion of debt when we disposed of HGA and spent $7.3 million to purchase shares of our common stock on the open market.

Risk Management (See Note 7)

We are exposed to risks caused by changes in foreign currency exchange rates, principally debt denominated in pounds sterling and from overseas operations denominated in foreign currencies. We have hedged most of the debt by entering into contracts to buy sterling forward. We are also exposed to risk associated with changes in interest rates, as the interest rate on certain of our debt varies with the London Interbank Offered Rate.


                                The Cooper Companies, Inc. and Subsidiaries   36

                      Management's Discussion and Analysis
         of Financial Condition and Results of Operations -- concluded

Outlook

We believe that cash and cash equivalents on hand of $14.6 million plus cash from operating activities will fund future operations, capital expenditures, cash dividends and smaller acquisitions. We may need additional funds for larger acquisitions and other strategic alliances. At October 31, 2000, we had $35.7 million available under the KeyBank line of credit and, based on conversations with KeyBank, anticipate that additional financing would be available as required.

Inflation and Changing Prices

Inflation has not had any appreciable effect on our operations in the last three years.

New Accounting Pronouncements

(See Note 1)

                           Forward-Looking Statements

Some of the information included in this annual report contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements regarding anticipated growth in our revenue, anticipated market conditions and results of operations. To identify forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These, and all forward-looking statements, necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

     Events, among others, that could cause actual results and future actions to differ materially from those described by or contemplated in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, the impact of an undetected virus on our computer systems, acquisition integration delays or costs, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, regulatory issues, significant environmental cleanup costs above those already accrued, litigation costs, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, changes in accounting principles or estimates, and other factors described in our Securities and Exchange Commission filings, including the "Business" section in our Annual Report on Form 10-K for the year ended October 31, 2000. We caution investors not to rely on forward-looking statements. They reflect our analysis only on their stated dates or the date of this report. We disclaim any intent or obligation to update these forward-looking statements.


37   The Cooper Companies, Inc. and Subsidiaries

                          Independent Auditors' Report

                    The Board of Directors and Stockholders
                           The Cooper Companies, Inc:

We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2000. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                    KPMG LLP

San Francisco, California
December 8, 2000




                             Management's Statement

We prepared the financial statements in this report according to accounting principles generally accepted in the United States of America, and we are responsible for them. They include estimates based on our informed judgment. The other financial information in the report is consistent with that in the financial statements.

     Our accounting systems include controls to reasonably assure the safeguarding of Cooper's assets and the production of financial statements that conform to accounting principles generally accepted in the United States of America. We supplement these with qualified personnel and provide for appropriate separation of duties. The Board of Directors, through its Audit and Finance Committee of three outside directors, determines whether we fulfill our responsibilities to prepare financial statements and maintain financial controls. This committee recommends to the Board of Directors appointment of the Company's independent certified public accountants, subject to ratification by the stockholders. It meets regularly with management and the independent accountants. The independent accountants have access to the committee without management present to discuss auditing and financial reporting. Each committee member is familiar with finance and accounting, and the chair is a financial executive.

     KPMG LLP has been the Company's independent certified public accountants since 1980, when the Company incorporated. KPMG provides an objective, independent review of the fairness of reported operating results and financial position.


   A. Thomas Bender                        Robert S. Weiss
   A. Thomas Bender                        Robert S. Weiss
   President and Chief Executive Officer   Executive Vice President,
                                           Treasurer and Chief Financial Officer


                                The Cooper Companies, Inc. and Subsidiaries   38

                                 Consolidated Statements of Income

(In thousands, except per share amounts)                                     Years Ended October 31,
                                                                         2000         1999         1998
-----------------------------------------------------------------------------------------------------------
  Net sales                                                           $ 197,317    $ 165,328    $ 147,192
  Cost of sales                                                          68,100       59,009       55,764
                                                                    ---------------------------------------
  Gross profit                                                          129,217      106,319       91,428
  Selling, general and administrative expense                            75,424       61,734       56,226
  Research and development expense                                        2,711        1,977        1,944
  Amortization of intangibles                                             4,213        3,797        3,558
                                                                    ---------------------------------------
  Operating income                                                       46,869       38,811       29,700
                                                                    ---------------------------------------
  Settlement of disputes, net                                               653           --        1,250
  Other income, net                                                         655          231          890
  Interest expense                                                        4,744        6,330        6,253
                                                                    ---------------------------------------
  Income from continuing operations before income taxes                  42,127       32,712       23,087
  Provision for (benefit of) income taxes                                12,727       10,711      (34,723)
                                                                    ---------------------------------------
  Income from continuing operations                                      29,400       22,001       57,810
  Discontinued operations, net of taxes:
    Income                                                                   --          129        4,336
    Gain (loss) from disposal                                                --        2,970      (22,300)
                                                                    ---------------------------------------
                                                                             --        3,099      (17,964)
                                                                    ---------------------------------------

  Income before cumulative effect of change in accounting principle      29,400       25,100       39,846
  Cumulative effect of change in accounting principle                      (432)          --           --
                                                                    ---------------------------------------
  Net income                                                          $  28,968    $  25,100    $  39,846
                                                                    =======================================

  Basic earnings per share:
    Continuing operations                                             $    2.07    $    1.56    $    3.90
    Discontinued operations                                                  --         0.22        (1.21)
    Cumulative effect of change in accounting principle                   (0.03)          --           --
                                                                    ---------------------------------------
    Earnings per share                                                $    2.04    $    1.78    $    2.69
                                                                    =======================================
  Diluted earnings per share:
    Continuing operations                                             $    2.03    $    1.54    $    3.79
    Discontinued operations                                                  --         0.21        (1.18)
    Cumulative effect of change in accounting principle                   (0.03)          --           --
                                                                    ---------------------------------------
    Earnings per share                                                $    2.00    $    1.75    $    2.61
                                                                    =======================================
    Number of shares used to compute earnings per share:
      Basic                                                              14,188       14,098       14,828
                                                                    =======================================
      Diluted                                                            14,510       14,312       15,269
                                                                    =======================================


                    See accompanying notes to consolidated financial statements.


39   The Cooper Companies, Inc. and Subsidiaries

                          Consolidated Balance Sheets

(In thousands)                                                                             October 31,
                                                                                        2000         1999
------------------------------------------------------------------------------------------------------------
Assets                                                                              ------------------------
   Current assets:
      Cash and cash equivalents                                                      $  14,608    $  20,922
      Accounts receivable, less allowances of $2,440 in 2000 and $1,136 in 1999         33,058       26,792
      Inventories                                                                       38,219       33,430
      Deferred tax assets                                                               17,800       11,638
      Prepaid expenses and other current assets                                          9,000        7,679
                                                                                    ------------------------
         Total current assets                                                          112,685      100,461
                                                                                    ------------------------
   Property, plant and equipment, at cost                                               67,216       54,211
      Less accumulated depreciation and amortization                                    19,283       13,892
                                                                                    ------------------------
                                                                                        47,933       40,319
                                                                                    ------------------------
   Goodwill and other intangibles, net                                                 110,854       80,518
   Deferred tax assets                                                                  42,979       56,519
   Other assets                                                                          8,114        8,056
                                                                                    ------------------------
                                                                                     $ 322,565    $ 285,873
                                                                                    ========================


Liabilities and Stockholders' Equity                                                ------------------------
   Current liabilities:
      Notes payable                                                                  $   6,062    $   2,583
      Current installments of long-term debt                                             2,032        2,305
      Accounts payable                                                                   7,733        6,263
      Employee compensation and benefits                                                 6,652        5,885
      Accrued divestiture costs                                                          1,533        3,231
      Accrued acquisition costs                                                         18,900          229
      Accrued income taxes                                                               8,033       11,351
      Other accrued liabilities                                                         14,330       10,049
                                                                                    ------------------------
         Total current liabilities                                                      65,275       41,896
                                                                                    ------------------------
   Long-term debt                                                                       40,257       57,067
   Other noncurrent liabilities                                                         18,595       22,767
                                                                                    ------------------------
         Total liabilities                                                             124,127      121,730
                                                                                    ------------------------
   Commitments and contingencies (see Note 11)
   Stockholders' equity:
      Preferred stock, 10 cents par value, shares authorized:
         1,000; zero shares issued or outstanding
      Common stock, 10 cents par value, shares authorized:                                  --           --
         40,000; issued: 15,189 and 14,975 at October 31, 2000
         and 1999, respectively                                                          1,519        1,497
      Additional paid-in capital                                                       257,994      251,345
      Less:
         Accumulated other comprehensive loss                                           (3,558)        (595)
         Deferred compensation                                                            (129)          --
         Accumulated deficit                                                           (46,210)     (74,044)
         Treasury stock at cost: 729 and 917 shares at
         October 31, 2000 and 1999, respectively                                       (11,178)     (14,060)
                                                                                    ------------------------
      Stockholders' equity                                                             198,438      164,143
                                                                                    ------------------------
                                                                                     $ 322,565    $ 285,873
                                                                                    ========================

                    See accompanying notes to consolidated financial statements.


                                 The Cooper Companies, Inc. and Subsidiaries  40

                      Consolidated Statement of Cash Flows

(In thousands)                                                           Years Ended October 31,
                                                                      2000        1999        1998
------------------------------------------------------------------------------------------------------
  Cash flows from operating activities:
  Net income                                                        $ 28,968    $ 25,100    $ 39,846
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Deferred income taxes                                            10,894       6,790     (35,787)
     Depreciation expense                                              4,521       4,561       4,678
     Provision for doubtful accounts                                     426       1,273       1,813
     Amortization expense                                              4,213       3,879       3,738
     (Gain) loss from disposal of discontinued operations                 --      (2,970)     22,300
  Change in operating assets and liabilities excluding effects from acquisitions:
     Receivables                                                      (4,314)     (3,086)     (3,910)
     Inventories                                                      (2,150)     (3,116)     (6,933)
     Other assets                                                       (471)      1,703        (952)
     Accounts payable                                                  1,339      (2,657)      1,130
     Accrued liabilities                                               3,644        (864)     (5,949)
     Income taxes payable                                             (3,042)       (619)     (5,104)
     Other long-term liabilities                                      (3,000)     (2,500)     (3,973)
     Other                                                                --         204         471
                                                                    ----------------------------------
  Cash provided by operating activities                               41,028      27,698      11,368
                                                                    ----------------------------------

  Cash flows from investing activities:
  Purchases of assets and businesses                                 (24,444)         --     (34,298)
  Disposition of discontinued operations                                  --      28,685          --
  Disposition costs paid                                              (1,455)     (3,412)         --
  Purchases of property, plant and equipment                         (14,665)    (10,121)    (19,573)
  Sale of (investment in) marketable securities                           --       5,419      (5,419)
  Other                                                                   --        (415)         --
                                                                    ----------------------------------
     Cash provided (used) by investing activities                    (40,564)     20,156     (59,290)
                                                                    ----------------------------------

                    See accompanying notes to consolidated financial statements.


41   The Cooper Companies, Inc. and Subsidiaries

               Consolidated Statements of Cash Flows - Concluded

(In thousands)                                                        Years Ended October 31,
                                                                    2000        1999       1998
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from long-term line of credit                           $ 23,658    $  8,568    $ 36,500
Repayment of long-term line of credit                             (16,500)    (30,368)    (14,700)
Principal payments on long-term obligations                       (19,881)     (7,145)     (7,603)
Proceeds from long-term borrowings                                     --       2,965      29,682
Net borrowings under short-term agreements                          3,566          --       1,011
Purchase of treasury stock                                             --      (7,345)     (7,993)
Exercise of warrant and options                                     3,078         948          --
Dividends on common stock                                          (1,134)       (561)         --
Short-term debt payment                                                --      (2,142)         --
Other                                                                  --         514         430
                                                               -------------------------------------
Cash provided (used) by financing activities                       (7,213)    (34,566)     37,327
                                                               -------------------------------------
Effect of exchange rate changes on cash and cash equivalents          435         301        (321)
Net increase (decrease) in cash and cash equivalents               (6,314)     13,589     (10,916)
Cash and cash equivalents at beginning of year                     20,922       7,333      18,249
                                                               -------------------------------------
Cash and cash equivalents at end of year                         $ 14,608    $ 20,922    $  7,333
                                                               =====================================

Supplemental disclosures of cash flow information:
   Cash paid for:
   Interest (net of amounts capitalized)                         $  4,130    $  7,248    $  4,536
                                                               =====================================
   Income taxes                                                  $  4,480    $  2,116    $  5,846
                                                               =====================================

Supplemental disclosure of noncash investing and financing activities:
Earn-out agreement:

  As part of the acquisition of Aspect Vision Care Ltd. (see Note 2), in fiscal 2000, we agreed to pay the former owners of Aspect, in addition to the 'L'5 million payment previously accrued, 'L'8.5 million ($13 million on the date of the agreement). The total amount is included under other liabilities in our consolidated balance sheet.

Acquisitions:
   Fair value of assets acquired                                 $ 35,742                $ 93,406
   Less, liabilities assumed and acquisition costs                 (5,106)                (29,607)
                                                               -------------------------------------
                                                                 $ 30,636                $ 63,799
                                                               =====================================

Funded by:
   Cash payments                                                 $ 24,444                $ 34,298
   Issuance of stock and debt                                       6,192                  29,501
                                                               -------------------------------------
                                                                 $ 30,636                $ 63,799
                                                               =====================================

                    See accompanying notes to consolidated financial statements.



                Consolidated Statements of Comprehensive Income

(In thousands)                                                        Years Ended October 31,
                                                                    2000        1999       1998
----------------------------------------------------------------------------------------------------
Net income                                                       $ 28,968    $ 25,100    $ 39,846
Other comprehensive income (loss):
   Foreign currency translation adjustment                         (2,963)         71        (311)
                                                               -------------------------------------
Comprehensive income                                             $ 26,005    $ 25,171    $ 39,535
                                                               =====================================

                    See accompanying notes to consolidated financial statements.


                                The Cooper Companies, Inc. and Subsidiaries   42

                   Notes to Consolidated Financial Statements

Note 1.
Summary of Significant Accounting Policies
General

The Cooper Companies, Inc. and subsidiaries (the "Company," "Cooper" or "we" and similar pronouns), through its principal business segments, develop, manufacture and market healthcare products. CooperVision ("CVI") markets a range of specialty contact lenses to correct visual defects, including toric lenses that correct astigmatism, cosmetic lenses that change or enhance the appearance of the eyes' natural color and aspheric lenses that improve vision in low light conditions. CooperSurgical ("CSI") markets diagnostic products and surgical instruments and accessories to the women's healthcare market.

Consolidation

The financial statements in this report include the accounts of all the Company's consolidated entities. Intercompany transactions and balances are eliminated in consolidation.

Foreign Currency Translation

We translate assets and liabilities of our operations located outside the United States into U.S. dollars at prevailing year-end exchange rates. We translate income and expense accounts at weighted average rates for each year. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location's functional currency in net income for each period. Net foreign exchange gain (loss) included in the determination of net income for the years ended October 31, 2000, 1999 and 1998 was ($256,000), ($325,000) and $591,000, respectively.

Derivatives

We use derivatives to reduce market risk from changes in foreign exchange and interest rates. We do not use derivative financial instruments for trading or speculative purposes. We believe that the counter party with whom we enter into forward exchange contracts and interest rate swap agreements is financially sound and that the credit risk of these contracts is negligible.


Estimates in the Preparation of Financial Statements

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make informed estimates and judgments about certain amounts appearing in them. The actual results could differ from the estimated figures included in our financial statements.

Revenue Recognition

We recognize revenue upon shipment of our products, when risk of ownership transfers to our customers. We record, based on historical statistics, appropriate provisions for shipments to customers who have the right of return.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost, which approximates market value.

Inventories, at the Lower of Average Cost or Market


(In thousands)                   October 31,
                             2000            1999
--------------------------------------------------
Raw materials              $ 9,740         $ 8,151
Work-in-process              6,056           3,786
Finished goods              22,423          21,493
                           -----------------------
                           $38,219         $33,430
                           =======================


Property, Plant and Equipment, at Cost


(In thousands)                   October 31,
                             2000            1999
--------------------------------------------------
Land and improvements      $ 1,343         $ 1,500
Buildings and
   improvements             11,371          11,036
Machinery and
   equipment                54,502          41,675
                           -----------------------
                           $67,216         $54,211
                           =======================


We compute depreciation using the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. We amortize leasehold improvements



43 The Cooper Companies, Inc. and Subsidiaries over their estimated useful lives or the period of the related lease, whichever is shorter. We depreciate buildings over 35 to 40 years and machinery and equipment over 3 to 15 years.

     We expense costs for maintenance and repairs, and we capitalize major replacements, renewals and betterments. We eliminate the cost and accumulated depreciation of depreciable assets retired or otherwise disposed of from the asset and accumulated depreciation accounts and reflect any gains or losses in operations for the period.

Amortization of Intangibles

We amortize intangible assets (primarily goodwill of $96.9 million and $65.4 million at October 31, 2000 and 1999) on a straight-line basis over periods of up to 40 years. Accumulated amortization at October 31, 2000 and 1999 was $16.9 million and $12.7 million, respectively. We assess the recoverability of goodwill and other long-lived assets by determining whether the amortization of the related balance over its remaining life can be recovered through reasonably expected undiscounted future cash flows. We also evaluate amortization periods of intangibles to determine whether later events and circumstances warrant revised estimates of useful lives. To date, no such adjustments have been required.

Earnings Per Share ("EPS")

We determine basic EPS by using the weighted average number of shares outstanding and then add outstanding dilutive stock warrants and options to determine diluted EPS.

Stock-Based Compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation. This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock option plans. As allowed by SFAS 123, we continue to measure compensation expense under Accounting Principles Board ("APB") Opinion No. 25, Accounting For Stock Issued to Employees, and related interpretations (see Note 9).

New Accounting Pronouncements

In April 1998, The American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Cost of Start-up Activities." The SOP broadly defines start-up activities and requires us to expense them as incurred, effective for fiscal years beginning after December 15, 1998. We adopted the SOP in the first quarter of this year and reported an after tax charge of $432,000 as the cumulative effect of a change in accounting principle. Our previous policy had been to defer the cost of start-up activities as appropriate and amortize them over future periods.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS Nos. 137 and
138). SFAS 133 is required to be adopted in the first quarter of fiscal years beginning after June 15, 2000. SFAS 133 requires us to recognize all derivatives at fair value on the balance sheet. Changes in fair value must be recognized currently in earnings unless we meet specific hedge accounting criteria. We will adopt SFAS 133 in the first quarter of fiscal 2001 and do not anticipate that it will have a material effect on our consolidated financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." SAB 101 is to be adopted for fiscal years beginning after December 15, 1999. We will adopt SAB 101 in the fourth quarter of fiscal 2001 and do not expect that it will have a material effect on our consolidated financial statements.

     In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." This issue, which will become effective for us in the fourth quarter of fiscal 2001, addresses the income statement classification for shipping and handling fees and costs by companies. We are currently analyzing EITF 00-10 and do not expect its implementation to have a material impact on our consolidated financial statements, other than a potential income statement reclassification that may result in increased revenue and selling, general and administrative expenses with no effect on operating income.

     In May 2000, the EITF reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." This issue, which will become effective for us in the fourth quarter of fiscal 2001, addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or are exercisable by a customer as a result of, a single exchange transaction. We are currently analyzing EITF 00-14, and based on our current understanding and interpretation, we do not expect that our implementation of EITF 00-14 will have a material impact on our consolidated financial statements.

                                  The Cooper Companies, Inc. and Subsidiaries 44

Note 2.
Acquisitions
MedaSonics Acquisition

On October 18, 2000, we acquired MedaSonics, Inc., including its line of handheld and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties.

   We paid cash of $500,000 and 162,290 shares of our common stock, having a market value of $5.6 million at the closing. A maximum of 28,469 additional shares will be paid at a later date.

    The acquisition has been accounted for as a purchase. The excess of the purchase price over the fair value of the net assets acquired (goodwill) has been recorded at $5.4 million and is being amortized over 20 years.

Leisegang Acquisition

On January 31, 2000, we acquired a group of women's healthcare products (the "Leisegang Business") from NetOptix Corporation for approximately $10 million in cash at closing, plus in May 2000, an additional $250,000. Before the acquisition, the Leisegang Business had annual revenue of more than $11 million from operations in the U.S., Germany and Canada.

    The Leisegang Business consists of diagnostic and surgical instruments including colposcopes, instruments to perform loop electrosurgical excision procedures, hand-held gynecological instruments, disposable specula and cryosurgical systems. Many of these products are disposable, including the Sani-Spec line of plastic specula, its largest product group.

    The acquisition has been accounted for as a purchase. Goodwill has been recorded at $5.4 million and is being amortized over 20 years.

BEI Acquisition

On December 8, 1999, we acquired a group of women's healthcare products from BEI Medical Systems Company, Inc., including uterine manipulators and other products for the gynecological surgery market, for approximately $10.3 million in cash. Most of these products are disposable. Physicians use them in both their offices and in hospitals.

    The acquisition has been accounted for as a purchase. Goodwill has been recorded at $8.4 million and is being amortized over 20 years.

Investment in Litmus

In February 1998, we purchased, for approximately $10 million cash, a 10% equity position in Litmus Concepts Inc. and received an exclusive license to distribute Litmus' FemExam TestCard System of diagnostic tests in the women's professional healthcare market in North America. Of the $10 million purchase price, we allocated $5 million to the equity investment and $5 million to the exclusive license. We are accounting for our investment in Litmus on the cost basis and amortizing the license over 17 years. We agreed to annual minimum purchases, which end when we have purchased 10 million units of the products or on the sixth anniversary of the agreement, whichever occurs first. If we do not meet the required minimum purchases, Litmus' only remedy is to cancel the exclusivity of the license.

Aspect Acquisition

In December 1997, we acquired Aspect Vision Care Ltd. ("Aspect"), a privately held manufacturer of high quality contact lenses sold primarily in the United Kingdom and other European countries. Aspect is an English company with the pound sterling as its functional currency. We have included Aspect in CVI's results from the date of its acquisition.

     We paid approximately $51 million at closing ($21.6 million in cash, 38,000 shares of Cooper's common stock with a value of $1.5 million and $28 million in 8% five-year notes to the selling shareholders), and based on Aspect's performance over the last three years, we will pay an additional 'L'13.5 million (approximately $20.5 million) as follows: $17.2 million is payable in two payments - one on December 11, 2000 and the other on June 11, 2001 and is included in current accrued liabilities. The balance of $3.3 million is payable on December 11, 2001 and is included in other long-term liabilities. The cash paid at closing was partially financed under our $50 million line of credit (see "Midland Bank" Note 6). The acquisition has been accounted for as a purchase. Based on an independent valuation report, Goodwill has been recorded at $57.9 million ($44.9 million at closing, including about $7.5 million for the minimum earn-out, and an additional $13 million accrued in October 2000 in anticipation of payment of the aforementioned amounts). The entire amount of goodwill will be amortized on the 40th anniversary of the acquisition. Other intangibles of $3.5 million are being amortized over periods of from 10 to 30 years.

45 The Cooper Companies, Inc. and Subsidiaries

     Following the acquisition, some of the selling shareholders became employees of Cooper. As of October 31, 2000 and 1999, approximately $41.2 million and $23.4 million, respectively, of the five-year notes and the additional payments owed by Cooper in connection with the acquisition are payable to these employees or members of their immediate family. None of these employees are officers of Cooper. For the years ended October 31, 2000, 1999 and 1998, our consolidated income statement included $1.8 million, $1.9 million and $2 million of interest expense and $2.3 million, $2.4 million and $2.3 million of royalty expense paid or payable to these individuals.

     In connection with the Aspect acquisition, Cooper agreed to make quarterly royalty payments of from 5% to 7 1/2% on sales of certain Aspect-manufactured products, with a minimum royalty for five years of 'L'1 million a year. The balance of royalties payable under the agreement was $481,000 and $586,000 at October 31, 2000 and 1999, respectively, and is included in other accrued liabilities in the accompanying consolidated balance sheet.

Note 3.
Discontinued Operations

In 1998, we declared Hospital Group of America ("HGA"), our psychiatric services business, a discontinued operation and recorded a charge of $22.3 million reflecting our initial estimate of the ultimate loss on disposition.

     In January 1999, we completed the sale of a portion of HGA for $5 million in cash and trade receivables. On April 15, 1999, we sold the remainder of HGA to Universal Health Services, Inc. for $27 million and recorded gains on disposal of $1.3 million in the first quarter and $1.7 million in the second quarter, reflecting adjustments to the loss estimated in 1998.

     HGA's patient revenues were $20.8 million and $55.5 million for fiscal years ended October 31, 1999 and 1998, respectively.

                                  The Cooper Companies, Inc. and Subsidiaries 46

Note 4.
Earnings Per Share

(In thousands, except per share amounts)                            Years Ended October 31,
                                                               2000          1999          1998
---------------------------------------------------------------------------------------------------
Income from continuing operations                         $   29,400     $   22,001    $   57,810
Discontinued operations, net of income taxes                    --            3,099       (17,964)
Cumulative effect of change in accounting principle             (432)          --            --
                                                          -----------------------------------------
Net income                                                $   28,968     $   25,100    $   39,846
                                                          =========================================

Basic:

Weighted average common shares                                14,188         14,098        14,828
                                                          =========================================
Basic earnings per common share:
   Continuing operations                                  $     2.07     $     1.56    $     3.90
   Discontinued operations                                      --             0.22         (1.21)
   Cumulative effect of change in accounting principle         (0.03)          --            --
                                                          -----------------------------------------
Basic earnings per share:                                 $     2.04     $     1.78    $     2.69
                                                          =========================================
Diluted:

Weighted average common shares                                14,188         14,098        14,828
Add:
Dilutive warrants                                               --               23            56
Dilutive options                                                 322            191           385
                                                          -----------------------------------------
Effect of dilutive securities                                    322            214           441
                                                          -----------------------------------------
Diluted weighted average common shares                        14,510         14,312        15,269
                                                          =========================================
Diluted earnings per share:

   Continuing operations                                  $     2.03     $     1.54    $     3.79
   Discontinued operations                                      --             0.21         (1.18)
   Cumulative effect of change in accounting principle         (0.03)         --              --
                                                          -----------------------------------------
Diluted earnings per share:                               $     2.00     $     1.75    $     2.61
                                                          =========================================


We excluded the following options to purchase Cooper's common stock from the computation of diluted EPS because their exercise prices were above the average market price.

                                                                    Years Ended October 31,
                                                             2000          1999         1998
---------------------------------------------------------------------------------------------------
Number of shares excluded                                    989,250      1,321,083       571,250
                                                          -----------------------------------------
Range of exercise prices                                  $34-$62.21     $21-$62.21    $36-$62.21
                                                          =========================================


47 The Cooper Companies, Inc. and Subsidiaries

Note 5.
Income Taxes

The income tax provision (benefit) related to income from all operations in the consolidated statements of income consists of:

(In thousands)                                                           Years Ended October 31,
                                                                    2000          1999          1998
--------------------------------------------------------------------------------------------------------
From continuing operations                                      $ 12,727       $ 10,711       $(34,723)
From cumulative effect of a change in accounting principle          (218)          --             --
From discontinued operations                                        --           (6,425)           130
                                                                ----------------------------------------
                                                                $ 12,509       $  4,286       $(34,593)
                                                                ========================================


The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:

(In thousands)                                                           Years Ended October 31,
                                                                    2000          1999          1998
--------------------------------------------------------------------------------------------------------
Current
   Federal                                                      $  1,508       $    445       $    462
   State                                                          (2,474)          (641)           471
   Foreign                                                         2,799          2,222            131
                                                                ----------------------------------------
                                                                   1,833          2,026          1,064
                                                                ----------------------------------------
Deferred
   Federal                                                         9,532          8,730        (35,955)
   State                                                           1,362            (45)          --
   Foreign                                                          --             --              168
                                                                ----------------------------------------
                                                                  10,894          8,685        (35,787)
                                                                ----------------------------------------
                                                                $ 12,727       $ 10,711       $(34,723)
                                                                ========================================


                                  The Cooper Companies, Inc. and Subsidiaries 48

We reconcile the provision for (benefit of) income taxes attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes as follows:

(In thousands)                                                                          Years Ended October 31,
                                                                                  2000           1999            1998
------------------------------------------------------------------------------------------------------------------------
Computed expected provision for taxes from continuing operations               $ 14,744       $ 11,449       $  8,080
Increase (decrease) in taxes resulting from:
   Income (loss) outside the United States subject to different tax rates          (534)          (325)           431
   Amortization of intangibles                                                      426            392            477
   State taxes, net of federal income tax benefit                                 1,271            312            306
   Reversal of prior years' estimated state tax liabilities
      no longer required                                                         (2,330)        (1,121)          --
   Utilization of net operating loss carryforwards                                 --             --          (10,359)
   Change in valuation allowance                                                   (655)           331        (35,787)
   Other, net                                                                      (195)          (327)         2,129
                                                                               ------------------------------------------
Actual provision (benefit) of income taxes                                     $ 12,727       $ 10,711       $(34,723)
                                                                               ==========================================

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are:

(In thousands)                                                                                      October 31,
                                                                                                2000         1999
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable, principally due to allowances for doubtful accounts                   $    852       $    559
   Inventories, principally due to obsolescence reserves                                         2,310          1,329
   Litigation settlements                                                                        6,000          7,200
   Accrued liabilities, reserves and compensation accruals                                       3,593          1,696
   Net operating loss carryforwards                                                             48,671         56,957
   Capital loss carryforwards                                                                    2,991          2,991
   Tax credit carryforwards                                                                      3,712          4,138
        Other                                                                                     --            1,933
                                                                                              ---------------------------
           Total gross deferred tax assets                                                      68,129         76,803
           Less valuation allowance                                                             (6,488)        (7,996)
                                                                                              ---------------------------
           Deferred tax assets                                                                  61,641         68,807
                                                                                              ---------------------------
Deferred tax liabilities:
        Plant and equipment                                                                       (862)          (650)
                                                                                              ---------------------------
        Net deferred tax assets                                                               $ 60,779       $ 68,157
                                                                                              ===========================


49 The Cooper Companies, Inc. and Subsidiaries

The net (increase)/decrease in the total valuation allowance for the years ended October 31, 2000, 1999 and 1998 was $1.5 million, ($923,000) and $45.4 million, respectively. In 1998, we recognized an income tax benefit of $35.8 million ($23.3 million in the fourth quarter of fiscal 1998) from reducing the valuation allowance based primarily on the continued improvement in Cooper's operating results and future prospects. The recognition of the net deferred tax assets is based upon expected future earnings that we believe are more likely than not to be realized.

     At October 31, 2000 Cooper had net operating loss and tax credit carryforwards for federal tax purposes that expire as follows:

                                 Net Operating                Tax
Year of Expiration                  Losses                  Credits
-------------------------------------------------------------------------
(In thousands)
-------------------------------------------------------------------------
2000                               $   --                  $ 1,132
2001                                   --                      202
2002                                    790                     29
2003                                  1,378                    330
2004                                 22,241                   --
2005                                 11,006                   --
2006                                 22,265                   --
2007                                 22,058                   --
2008                                 49,535                   --
2009                                  6,553                   --
2010                                  1,318                   --
2018                                    823                   --
2019                                  1,092                   --
Indefinite life                         --                   2,019
                                 ------------------------------------
                                   $139,059                $ 3,712
                                 ====================================


Note 6.
Long-Term Debt

(In thousands)                               October 31,
                                     2000                   1999
------------------------------------------------------------------
Aspect promissory
  notes due December
  2, 2002 (see Note 2)             $ 20,653                $23,439
KeyBank line of credit                7,059                  --
Midland Bank Debt                      --                   17,445
Aspect bank loans                     5,264                  6,292
County of Monroe
  Industrial
  Development Agency
  ("COMIDA") Bond                     2,455                  2,695
Capitalized leases,
  interest rates from 7%
  to 11%, maturing
  1999 to 2007                        6,832                  9,401
Other                                    26                    100
                                 ---------------------------------
                                     42,289                 59,372
Less current
  installments                        2,032                  2,305
                                 ---------------------------------
                                   $ 40,257                $57,067
                                 =================================


Our long-term debt matures as follows over the next five years:

(In thousands)                     Long-Term Debt
------------------------------------------------------------------
2001                               $   2,032
2002                               $   1,817
2003                               $  26,103
2004                               $   1,613
2005                               $   1,425


                                   The Cooper Companies Inc. and Subsidiaries 50

KeyBank Line of Credit

We have a $50 million senior secured revolving credit facility with KeyBank National Association ("KeyBank"). KeyBank syndicated a portion of the facility to one other lender and acts as agent. The facility matures September 11, 2002. Interest rates range from 50 to 200 basis points over the London Interbank Offered Rate (LIBOR) depending on certain financial ratios. The interest rate may be floating or fixed at our option. We had outstanding borrowings from the credit facility of $7.1 million and zero at October 31, 2000 and 1999, respectively. On October 31, 2000, the effective rates ranged from 6.9% to 7.7%. Cooper pays an annual commitment fee of 0.375% on the unused portion of the revolving credit facility and pays interest monthly on outstanding balances.

     Terms include a first security interest in all Cooper assets. During the term of the facility, we may borrow, repay and re-borrow up to the $50 million, unless we opt to reduce the line voluntarily. We have used the KeyBank line of credit to guarantee other foreign borrowings by issuing $7.2 million of letters of credit against the line of credit, which reduced its unused portion. At October 31, 2000, we had $35.7 million available.

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

Midland Bank

     We partially funded the Aspect acquisition by a 'L'10.5 million loan from Midland Bank plc, due November 27, 2002. In March 1998, we converted the denomination of the loan to U.S. dollars and entered into an interest rate swap to fix the interest rate at 6.19% per annum (see Note 7). KeyBank issued a letter of credit to secure the Midland loan. Interest on the Midland loan is 20 basis points (0.2%) over sterling LIBOR, adjusted monthly, and Cooper pays an annual letter of credit fee of 1% of the balance to KeyBank. In January 2000, we repaid the 'L'10.5 million, and cancelled the interest rate swap. On the cancellation of the swap, we realized a gain of $240,000, which is recorded in other income.

Aspect Bank Loans

     The balance of these loans at October 31, 2000, was $5.3 million and is secured by certain assets of Aspect and a $4.2 million letter of credit in favor of National Westminster Bank ("NWB") from KeyBank. Loan maturity dates range from March 2003 to June 2007. The interest rate on 'L'2.5 million borrowed March 30, 1998 is 0.2625% above sterling LIBOR. Sterling LIBOR ranged between 5.8% and 6.6% for the period of the loan. The interest rate on other NWB loans is 1.5% above the base rate, which ranged between 5.3% and 6% for the reporting period. In 1998, the proceeds were used to repay a loan of 'L'827,000 ($1.4 million), included in acquired debt, and to fund capital expenditures.

Capitalized Leases

The capitalized lease balance at October 31, 2000, was $6.8 million. The leases primarily relate to manufacturing equipment in the U.S. and the United Kingdom and are secured by those assets. The amount of our capitalized leases decreased for the period primarily because of payments on existing capitalized leases.

COMIDA Bond

The COMIDA bond is a $3 million Industrial Revenue Bond ("IRB") to finance the cost of plant expansion, building improvements and the purchase of equipment related to CVI's Scottsville, New York, facility. The interest rate has been effectively fixed at 4.88%, through a rate swap transaction (see Note 7). Principal is repaid quarterly, from July 1997 to October 2012. The IRB is secured by substantially all of CVI's rights to the facility.

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


51   The Cooper Companies, Inc. and Subsidiaries

Note 7.

Financial Instruments

The fair values of our financial instruments, including cash and cash equivalents, trade receivables, lines of credit, accounts payable and accrued liabilities, approximated their carrying values as of October 31, 2000 and 1999 because of the short maturity of these instruments. We believe that there are no significant concentrations of credit risk in trade receivables.

     The fair value of our other long-term debt approximated the carrying value at October 31, 2000 and 1999 because we believe that we could obtain similar financing with similar terms.

Derivatives

Foreign Exchange Instruments

Cooper enters into forward exchange contracts to hedge the currency exposure of liabilities and firm commitments denominated in foreign currencies. We recognize gains and losses on hedges in our results of operations in the same period as we realize the gain or loss from remeasuring the foreign currency denominated asset or liability. As of October 31, 2000, we had outstanding forward exchange contracts of $48 million to purchase 'L'30.1 million, which are to be purchased from time to time through November 2002. We obtained the fair value of the forward exchange contracts through KeyBank's foreign exchange department. The fair value indicated that termination of the forward exchange contracts at October 31, 2000 would have resulted in a loss of $3.7 million.

     We also enter into forward exchange contracts to minimize the net currency exposure of intercompany liabilities and commitments denominated in foreign currencies. We record gains and losses on these forward contracts in our results, and they offset the gains and losses from the remeasurement of our intercompany accounts. At October 31, 2000, we had outstanding forward exchange contracts against our intercompany accounts of $2.9 million to sell 4.4 million Canadian Dollars. We obtained the fair value of the forward exchange contracts through KeyBank's Foreign Exchange department. The fair value indicated that termination of these forward exchange contracts at October 31, 2000 would have resulted in a loss of $17,000.

Interest Rate Swaps

On a selective basis, we enter into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on our outstanding variable-rate debt under the Midland Bank Loan and the IRB. We recognize in our results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. We record net payments or receipts resulting from these agreements as adjustments to interest expense. The effect of interest rate instruments on our results of operations in fiscal years ended October 31, 2000, 1999 and 1998 was not significant. As of October 31, 2000, Cooper had interest rate swap agreements with notional amounts totaling $6.7 million. As of October 31, 2000, we had a $2.5 million interest rate swap that matures on January 1, 2012 and a $4.2 million interest rate swap that matures on April 1, 2003.

     We obtained the fair value of the swap agreements through KeyBank's derivative department. The fair value indicated that termination of the swap agreements at October 31, 2000 would have resulted in an $82,000 loss.

                                The Cooper Companies, Inc. and Subsidiaries   52

Note 8.

Stockholders' Equity


(In thousands)                                          Years Ended October 31,

                                                               Additional
                                           Common      Common    Paid-in     Accumulated     Treasury
                                           Shares      Stock     Capital       Deficit        Stock
-------------------------------------------------------------------------------------------------------
Balance at October 31, 1997                 14,798      $1,480    $249,213   $(138,429)      $     --
  Exercise of stock options                     75           7         419          --             --
  Treasury stock purchased                      --          --          --          --         (7,993)
  Restricted stock amortization and
          share issuance                         1          --          47          --             --
  Stock issued for acquisition
          (see Note 2)                          38           4       1,488          --             --
  Net income                                    --          --          --      39,846             --
                                           -----------------------------------------------------------
Balance at October 31, 1998                 14,912       1,491     251,167     (98,583)        (7,993)
  Exercise of stock options                     61           6         461          --             --
  Treasury stock purchased                      --          --          --          --         (7,345)
  Exercise of warrants and treasury
          stock used                            --          --        (330)         --          1,278
  Restricted stock amortization and
          share issuance                         2          --          47          --             --
  Dividends on common stock                     --          --          --        (561)            --
  Net income                                    --          --          --      25,100             --
                                           -----------------------------------------------------------
Balance at October 31, 1999                 14,975       1,497     251,345     (74,044)       (14,060)
  Exercise of stock options                    212          22       3,040          --             16
  Treasury stock used for acquisitions          --          --       3,326          --          2,866
  Restricted stock/stock option
          amortization and share
          issuance                               2          --         283          --             --
  Dividends on common stock                     --          --          --      (1,134)            --
  Net income                                    --          --          --      28,968             --
                                           -----------------------------------------------------------
Balance at October 31, 2000                 15,189      $1,519    $257,994    $(46,210)      $(11,178)
                                           ===========================================================


53   The Cooper Companies, Inc. and Subsidiaries

Cash Dividends

On May 20, 1999, Cooper announced an annual cash dividend on its common stock of 8 cents per share, payable in quarterly installments of 2 cents per share. We made four payments in fiscal 2000 and two in fiscal 1999.

Treasury Stock

In September 1998, our Board of Directors authorized us to purchase up to one million shares of our common stock. All of these shares have been purchased.

(In thousands)                 Shares     Purchase Price
--------------------------------------------------------
Purchased and paid
  for in fiscal 1999            514          $7,345
                             -----------------------
Purchased and paid
  for in fiscal 1998            486            7,993
                             -----------------------
                              1,000           15,338
Reissued in fiscal 2000(1)     (188)          (2,882)
Reissued in fiscal 1999(2)      (83)          (1,278)
                             -----------------------
                                729          $11,178
                             =======================

(1)    Cooper issued 187,876 shares of treasury stock for:

        1) Issued 24,586 treasury shares related to a prior acquisition.

        2) Issued 162,290 treasury shares related to the MedaSonics acquisition.

        3) Issued 1,000 treasury shares upon the exercise of stock options.

        Treasury stock was credited for $2.9 million for the average cost of the treasury stock, charging approximately $400,000 to additional paid in capital, receiving $14,000 in cash, and charging $2.5 million to intangibles for the acquisition.

(2) Cooper issued 83,333 shares of treasury stock upon the exercise of a warrant related to a prior acquisition. We received $948,000 cash upon the exercise of the warrant, crediting treasury stock for $1.3 million for the average cost of the treasury stock and charging the balance of $330,000 against additional paid in capital.

Stockholders' Rights Plan

Under our stockholder rights plan, each outstanding share of our common stock carries one preferred share purchase right (a "Right"). The Rights will become exercisable only under certain circumstances involving acquisition of beneficial ownership of 20% or more of the our common stock by a person or group (an "Acquiring Person") without the prior consent of Cooper's Board of Directors. If a person or group becomes an Acquiring Person, each Right would then entitle the holder (other than an Acquiring Person) to purchase, for the then purchase price of the Right (currently $145, subject to adjustment), shares of Cooper's common stock, or shares of common stock of any person into which we are thereafter merged or to which 50% or more of our assets or earning power is sold, with a market value of twice the purchase price. The Rights will expire in October 2007 unless earlier exercised or redeemed. The Board of Directors may redeem the Rights for $.01 per Right prior to any person or group becoming an Acquiring Person.

Note 9.

Employee Stock Plans

At October 31, 2000, Cooper had two stock-based compensation plans:

1998 Long-Term Incentive Plans ("1998 LTIP")

We designed the 1998 LTIP to increase Cooper's stockholder value by attracting, retaining and motivating key employees and consultants who directly influence our profitability. Stockholders approved the 1998 LTIP in April 1998.

     The 1998 LTIP authorized either a committee of three or more individuals not eligible to participate in the 1998 LTIP or Cooper's Board of Directors to grant to eligible individuals during a five-year period, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 1 million shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on Cooper's stock price, however, in some cases, both stock price and time are the criteria. As of October 31, 2000, 30,000 shares remained available under the 1998 LTIP for future grants. No restricted shares have been granted under the 1998 LTIP. Approximately 2 million shares of restricted stock and stock options were granted under a predecessor plan.

     We intend to submit a new LTIP for shareholder approval at the Annual Meeting of Stockholders in March 2001. The guidelines for granting awards under the new plan will be substantially the same as the current plan.

1996 Long-Term Incentive Plan for Non-Employee Directors ("1996 NEDRSP")

The 1996 NEDRSP provides for annual grants of restricted stock and options to non-employee directors at the start of each fiscal year. Specifically, each non-employee director will be awarded the right to purchase restricted stock worth $7,500 (or $9,375 in the case of the Chairman of the Board who is a non-employee director) for $0.10 per share by January 15 of the year following the date of the grant. Grants of restricted stock not exercised by then will expire. The restrictions on

                                The Cooper Companies, Inc. and Subsidiaries   54
the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. In addition, each non-employee director was granted an option to purchase 10,000 shares of Cooper's common stock in fiscal 2000 and 1999 (or, in the case of the Chairman of the Board who is a non-employee director, 11,250 shares). In fiscal 1998, each non-employee director was granted an option to purchase 5,000 shares (or, in the case of the Chairman of the Board who is a non-employee director, 6,250 shares). 260,000 shares of Cooper's authorized but unissued common stock had been reserved for this. As of October 31, 2000, 65,971 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 1,775, 1,994 and 1,312 were granted under the 1996 NEDRSP in fiscal 2000, 1999 and 1998, respectively, and there were no restricted shares with restrictions in place outstanding at October 31, 2000. The 1996 NEDRSP expired on November 16, 2000. We intend to institute a new plan that will be substantially identical to the current plan.

Common stock activity under these plans was:

                                                           Years Ended October 31,
                                        2000                          1999                  1998
----------------------------------------------------------------------------------------------------------------
                                        Weighted Average             Weighted Average            Weighted Average
                               Options    Exercise Price    Options    Exercise Price  Options    Exercise Price
----------------------------------------------------------------------------------------------------------------
Outstanding at beginning
  of year                      1,796,778       $29.39       1,660,797       $29.12     929,564       $19.39
Granted                          295,750        33.12         231,250        27.29     806,250        38.16
Exercised                       (213,696)       14.40         (60,269)        7.76     (75,017)        5.68
Forfeited                        (37,000)       36.48         (35,000)       39.85         --            --
                               -----------------------------------------------------------------------------
Outstanding at end of year     1,841,832       $31.59       1,796,778       $29.39   1,660,797       $29.12
                               =============================================================================
Options exercisable
  at year end                  1,222,332       $26.34       1,080,478       $23.17     605,797       $19.99
                               =============================================================================
Weighted-avg. fair value of
  options granted during
  the year                                     $12.90                       $11.33                   $ 8.57
                               =============================================================================

The options outstanding at October 31, 2000 for the stock option plans are:

                                               Options Outstanding                  Options Exercisable
----------------------------------------------------------------------------------------------------------------------
                                       Number      Weighted Average                       Number
                                     Outstanding      Remaining      Weighted Average   Outstanding   Weighted Average
Exercise Prices                      at 10/31/00   Contractual Life   Exercise Price    at 10/31/00    Exercise Price
-----------------------------------------------------------------------------------------------------------------------
  $5.91-7.68                             80,334           4.63             $ 6.92         80,334         $ 6.92
  $14.31-16.00                          107,165           5.91              14.90        107,165          14.90
  $20.00-21.00                          103,333           5.78              20.13        103,333          20.13
  $23.44-25.56                          247,250           8.20              24.11        246,400          24.10
  $26.00-30.69                          315,000           7.91              27.44        302,650          27.30
  $34.00-35.09                          477,500           8.32              34.98        243,000          34.87
  $36.00-40.38                          273,250           7.38              37.81        139,450          37.97
  $43.20-62.21                          238,000           7.90              51.72             --             --
                                      -------------------------------------------------------------------------
  $5.91-62.21                         1,841,832           7.60             $31.59      1,222,332         $26.34
                                      =========================================================================

55   The Cooper Companies, Inc. and Subsidiaries

The excess of market value over $.10 per share of restricted shares on respective dates of grant is initially recorded as deferred compensation and charged to operations as earned. Restricted shares and other stock compensation charged against operating income for the years ended October 31, 2000, 1999 and 1998 was $154,000, $210,000 and $260,000, respectively.

Pro Forma Information

As permitted by FASB 123, Cooper applies APB Opinion No. 25 and related interpretations to account for its plans for stock options issued to employees. Accordingly, no compensation cost has been recognized for its employee stock option plans, as options are granted with exercise prices equal to or greater than 100% of their fair value at the grant date. Had compensation cost for our stock-based compensation plans been determined under the fair value method included in SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(In thousands,                   Years Ended October 31,
except per share amounts)         2000    1999     1998
---------------------------------------------------------
Net Income      As reported     $28,968  $25,100  $39,846
                Pro forma       $27,694  $21,721  $34,512

Basic earnings
  per share     As reported     $  2.04  $  1.78  $  2.69
                Pro forma       $  1.95  $  1.54  $  2.33

Diluted
  earnings      As reported     $  2.00  $  1.75  $  2.61
  per share     Pro forma       $  1.93  $  1.54  $  2.28

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2000, 1999 and 1998: dividend yield:
0.249%, 0.382% and 0%; expected volatility: 45%, 50% and 48%; expected option lives of 3.5 years for all three years and risk-free interest rates of 5.9%, 5.8% and 4.8%, respectively.

Note 10.

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


The Cooper Companies, Inc. and Subsidiaries   56

Net periodic pension cost of the Plan was:

(In thousands)                                                           2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
  Change in benefit obligation November 1 to October 31
  Projected benefit obligation at beginning of year                     $ 11,281          $  10,465          $   8,957
  Service cost                                                               664                649                398
  Interest cost                                                              830                763                664
  Benefits paid                                                             (445)              (410)              (381)
  Actuarial (gain)/loss                                                       --               (186)               827
                                                                        ----------------------------------------------
  Projected benefit obligation at end of year                           $ 12,330          $  11,281          $  10,465
                                                                        ==============================================

  Change in plan assets November 1 to October 31
  Fair value of plan assets at beginning of year                        $  9,628          $   8,824          $   9,012
  Actual return on plan assets                                             1,004              1,214               142
  Employer contributions                                                     886                 --                 51
  Benefits paid                                                             (445)              (410)              (381)
                                                                        ----------------------------------------------
  Fair value of plan assets at end of year                              $ 11,073          $   9,628          $   8,824
                                                                        ==============================================

  Funded status                                                         $ (1,257)         $  (1,653)         $  (1,641)
  Unrecognized transition amount                                             311                336                362
  Unrecognized prior service cost                                            428                458                (26)
  Unrecognized net (gain)/loss                                              (827)              (675)               401
                                                                        ----------------------------------------------
  Accrued pension liability                                             $ (1,345)         $  (1,534)         $    (904)
                                                                        ==============================================
  Reconciliation of accrued pension liability
  Accrued cost at November 1                                            $ (1,534)         $    (904)         $    (663)
  Net periodic pension cost for year                                        (697)              (630)              (292)
  Contributions made during year                                             886                 --                 51
                                                                        ----------------------------------------------
  Accrued cost at October 31                                            $ (1,345)         $  (1,534)         $    (904)
                                                                        ==============================================
  Actuarial assumptions
  Discount rate                                                              7.5%               7.5%               7.0%
  Expected return on assets                                                  9.0%               9.0%               9.0%
  Average compensation increase                                              4.0%               4.0%               4.0%
  Cost of living                                                             3.5%               3.5%               3.5%

  Net periodic pension costs
  Service cost                                                          $    664          $     649          $     398
  Interest cost                                                              830                763                664
  Asset return                                                            (1,004)            (1,214)              (142)
  Amortization
      Net transition obligations                                              25                 26                 26
      Prior service cost                                                      30                 30                 (3)
      Gain/(loss)                                                            152                376               (651)
                                                                        ----------------------------------------------
  Net periodic pension cost total                                       $    697          $     630          $     292
                                                                        ==============================================


57 The Cooper Companies, Inc. and Subsidiaries

Cooper's 401(k) Savings Plan

Cooper's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of Cooper. Employees who participate in the 401(k) Plan may elect to have from 1% to 16% of their pre-tax salary or wages deferred and contributed to the trust established under the Plan. Cooper's contribution on account of participating employees, net of forfeiture credits, was $627,000, $333,000 and $396,000 for the years ended October 31, 2000, 1999 and 1998, respectively.

Cooper's Incentive Payment Plan

Cooper's Incentive Payment Plan is available to officers and other key executives. Participants may, in certain years, receive bonuses based on performance. Total bonuses earned for the years ended October 31, 2000, 1999 and 1998, were approximately $1.7 million, $1.4 million and $851,000, respectively.

Note 11.

Commitments and Contingencies

Lease Commitments

Total minimum annual rental obligations (net of sublease revenue of approximately $306,000 in fiscal 2000 and $195,000 per year thereafter through March 2005) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 2000 are payable in subsequent years as follows:




(In thousands)
--------------------------------------------
  2001                              $  4,720
  2002                                 4,356
  2003                                 3,774
  2004                                 3,127
  2005                                 2,045
  2006 and thereafter                  6,477
                                    --------
                                    $ 24,499
                                    ========

Aggregate rental expense for both cancelable and noncancelable contracts amounted to $5.2 million, $5.7 million and $3.2 million in 2000, 1999 and 1998, respectively.

MEC

In 1993, we reached agreement with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited our contingent liabilities associated with breast implant litigation involving a former division of ours (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement is due as follows:

December 31, (In thousands)
--------------------------------------------
  2000                              $  3,500
  2001                                 4,000
  2002                                 4,500
  2003                                 3,000
                                    --------
                                    $ 15,000
                                    ========

Payments to MEC of $11.5 million beginning December 31, 2001 are contingent upon our earning net income before taxes in each fiscal year. They were recorded in Cooper's financial statements in fiscal 1997 as loss from sale of discontinued operations as Management concluded that the maximum payments would be required. They are reflected on the balance sheet in "Other accrued liabilities" for the amount due on December 31, 2000 and in "Other noncurrent liabilities" for the amounts due thereafter. These payments are limited to the lesser of 50% of our net income before taxes in each fiscal year on a noncumulative basis, or the amounts shown above.

Environmental

In 1997, environmental consultants that Cooper engaged identified a contained area of groundwater contamination consisting of industrial solvents including trichloroethane (also known as TCA) at one of CVI's sites. In the opinion of counsel, the solvents were released into the ground before we acquired the business at that site, and the area containing these chemicals is limited. On April 6, 1999, Cooper and the New York Department of Environmental Conservation entered into a voluntary agreement covering the environmental investigation of the site. The investigation has been completed and we expect to initiate a state-approved mediation in the spring of 2001. As of October 31, 2000, we have accrued approximately $300,000 for that purpose. In our opinion, the cost of remediation will not be material, considering this accrual.



                                  The Cooper Companies, Inc. and Subsidiaries 58

Note 12.

Business Segment Information

Cooper is organized by product line for management reporting with operating income, as presented in our financial reports, as the primary measure of segment profitability. No costs from corporate functions are allocated to the segments' operating income. Items below operating income are not considered when measuring the profitability of a segment. The accounting policies used to generate segment results are the same as our overall accounting policies.

Two business segments comprise Cooper's operations:

     CVI, which develops, manufactures and markets a range of contact lenses, and

     CSI, which develops, manufactures and distributes diagnostic products and surgical equipment, instruments and disposables, primarily for obstetrics and women's healthcare.

Total net sales include sales to customers as reported in our consolidated statements of income and sales between geographic areas that are priced at terms that allow for a reasonable profit for the seller. Income (loss) from operations is total net sales less cost of sales, research and development expenses, selling, general and administrative expenses and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net, settlement of disputes, net, other income (expense), net, and interest expense were not allocated to individual businesses. Our business segments do not rely on any one major customer.


Identifiable assets are those used in continuing operations except cash and cash equivalents, which are included as corporate assets.


59 The Cooper Companies, Inc. and Subsidiaries

Information by business segment for each of the years in the three-year period ended October 31, 2000 follows: (In thousands)

                                                                             Corporate &
  2000                                          CVI             CSI          Eliminations        Consolidated
-------------------------------------------------------------------------------------------------------------
  Net revenue from non-affiliates           $ 151,788       $  45,529       $      --             $ 197,317
                                            =================================================================
  Operating income (loss)                   $  47,287       $   6,277       $   (6,695)           $  46,869
                                            =================================================
  Investment income, net                                                                                499
  Settlement of dispute                                                                                (653)
  Other income (expense), net                                                                           156
  Interest expense                                                                                   (4,744)
                                                                                              ---------------
  Income before income taxes                                                                      $  42,127
                                                                                              ===============
  Identifiable assets                       $ 180,433       $  66,428       $   75,704            $ 322,565
                                            =================================================================
  Depreciation expense                      $   3,849       $     608       $       64            $   4,521
                                            =================================================================
  Amortization expense                      $   2,155       $   2,058       $       --            $   4,213
                                            =================================================================
  Capital expenditures                      $  14,089       $     554       $       22            $  14,665
                                            =================================================================

  1999
-------------------------------------------------------------------------------------------------------------
  Net revenue from non-affiliates           $ 135,978       $  29,350       $       --            $ 165,328
                                            =================================================================
  Operating income (loss)                   $  40,802       $   4,336       $   (6,327)           $  38,811
                                            =================================================
  Investment income, net                                                                                419
  Other income (expense), net                                                                          (188)
  Interest expense                                                                                   (6,330)
                                                                                              ---------------
  Income before income taxes                                                                      $  32,712
                                                                                              ===============
  Identifiable assets                       $ 153,759       $  41,491       $   90,623            $ 285,873
                                            =================================================================
  Depreciation expense                      $   3,224       $     515       $       75            $   3,814
                                            =================================================================
  Amortization expense                      $   2,209       $   1,588       $       --            $   3,797
                                            =================================================================
  Capital expenditures                      $   9,837       $     290       $       15            $  10,142
                                            =================================================================

  1998
-------------------------------------------------------------------------------------------------------------
  Net revenue from non-affiliates           $ 119,210       $  27,982       $       --            $ 147,192
                                            =================================================================
  Operating income (loss)                   $  34,574       $   2,136       $   (7,010)           $  29,700
                                            =================================================
  Investment income, net                                                                                329
  Settlement of disputes, net                                                                        (1,250)
  Other income (expense), net                                                                           561
  Interest expense                                                                                   (6,253)
                                                                                              ---------------
  Income before income taxes                                                                      $  23,087
                                                                                              ===============
  Identifiable assets                       $ 143,888       $  41,887       $  110,266            $ 296,041
                                            =================================================================
  Depreciation expense                      $   2,307       $     484       $       81            $   2,872
                                            =================================================================
  Amortization expense                      $   2,090       $   1,468       $       --            $   3,558
                                            =================================================================
  Capital expenditures                      $  16,941       $     746       $       45            $  17,732
                                            =================================================================

                                  The Cooper Companies, Inc. and Subsidiaries 60

            Notes to Consolidated Financial Statements -- concluded

Information by geographical area by country of domicile for each of the years in the three-year period ended October 31, 2000 follows: (In thousands)

                                                                                            Other,
                                                                                        Eliminations
   2000                                     United States      Europe       Canada       & Corporate     Consolidated
---------------------------------------------------------------------------------------------------------------------
   Sales to unaffiliated customers            $ 145,416      $  36,048     $  15,772       $      81       $ 197,317
   Sales between geographic areas                   163         30,058            --         (30,221)             --
                                            -------------------------------------------------------------------------
   Net sales                                  $ 145,579      $  66,106     $  15,772       $ (30,140)      $ 197,317
                                            =========================================================================
   Operating income (loss)                    $  38,915      $      57     $     930       $   6,967       $  46,869
                                            =========================================================================
   Identifiable assets                        $ 127,414      $ 111,474     $   6,389       $  77,288       $ 322,565
                                            =========================================================================

   1999
---------------------------------------------------------------------------------------------------------------------
   Sales to unaffiliated customers            $ 115,754      $  37,648     $  11,441       $     485       $ 165,328
   Sales between geographic areas                 3,410         19,232            --         (22,642)             --
                                            -------------------------------------------------------------------------
   Net sales                                  $ 119,164      $  56,880     $  11,441       $ (22,157)      $ 165,328
                                            =========================================================================
   Operating income (loss)                    $  32,215      $  11,829     $    (366)      $  (4,867)      $  38,811
                                            =========================================================================
   Identifiable assets                        $  86,367      $  92,025     $   4,434       $ 103,047       $ 285,873
                                            =========================================================================

   1998
---------------------------------------------------------------------------------------------------------------------
   Sales to unaffiliated customers            $ 102,181      $  34,952     $  10,059       $     --       $ 147,192
   Sales between geographic areas                 3,403          5,858            --          (9,261)            --
                                            -------------------------------------------------------------------------
   Net sales                                  $ 105,584      $  40,810     $  10,059       $  (9,261)     $ 147,192
                                            =========================================================================
   Operating income (loss)                    $  34,134      $   2,081     $     495       $  (7,010)     $  29,700
                                            =========================================================================
   Identifiable assets                        $ 105,095      $  78,042     $   2,638       $ 110,266      $ 296,041
                                            =========================================================================


61 The Cooper Companies, Inc. and Subsidiaries

Corporate Information

Board of Directors:                                   Principal Subsidiaries:

Allan E. Rubenstein, M.D.                             CooperVision, Inc.
Chairman of the Board University HeartScan            21062 Bake Parkway, Suite 200
                                                      Lake Forest, CA 92630
A. Thomas Bender                                      Voice: (949) 597-8130    Fax: (949) 597-0663
President and Chief Executive Officer                 www.coopervision.com

Michael H. Kalkstein                                  CooperSurgical, Inc.
Partner, Oppenheimer, Wolff & Donnelly, LLP           15 Forest Parkway, Shelton, CT 06484
                                                      Voice: (203) 929-6321    Fax: (203) 925-0135
Moses Marx                                            www.coopersurgical.com
General Partner, United Equities
                                                      Corporate Offices:
Donald Press
Executive Vice President,                             The Cooper Companies, Inc.
Broadway Management Co., Inc.                         21062 Bake Parkway, Suite 200
                                                      Lake Forest, CA 92630
Steven Rosenberg                                      Voice: (949) 597-4700 or toll free, (888)-822-2660
President and Chief Executive Officer,                Fax: (949) 597-0662
Berkshire Bankcorp Inc.
                                                      The Cooper Companies, Inc.
Robert S. Weiss                                       6140 Stoneridge Mall Road, Suite 590
Executive Vice President,                             Pleasanton, CA 94588
Treasurer and Chief Financial Officer                 Voice: (925) 460-3600    Fax: (925) 460-3648
                                                      www.coopercos.com
Stanley Zinberg, M.D.
Vice President Practice Activities, American          Transfer Agent:
College of Obstetricians and Gynecologists
                                                      American Stock Transfer & Trust Company
Committees of the Board:                              40 Wall Street, New York, NY 10005
                                                      (800) 937-5449
Management Committee
                                                      Certified Public Accountants:
Allan E. Rubenstein, M.D.
(Chairman), Donald Press                              KPMG LLP

Audit and Finance Committee                           Stock Exchange Listing:

Steven Rosenberg (Chairman)                           The New York Stock Exchange
Michael H. Kalkstein                                  Ticker Symbol "COO"
Stanley Zinberg, M.D.
                                                      Trademarks:
Compensation Committee
                                                      The Cooper Companies, Inc., its subsidiaries
Michael H. Kalkstein (Chairman)                       and/or affiliates own, license or distribute
Donald Press                                          the following trademarks. They are italicized
Allan E. Rubenstein, M.D.                             in this report:

Nominating Committee                                  Cerveillance'r', CooperSurgical'r' Infrared
                                                      Coagulator, FemExam'r' pH and Amines
Allan E. Rubenstein, M.D. (Chairman)                  TestCard'TM', Frequency'r', Unimar'r',
Moses Marx                                            CooperVision Total Toric'r', UltraSync'r',
A. Thomas Bender                                      Prima Series'r', Cervex-Brush'r', LEEP
                                                      Redikit'r', CooperSurgical'r' Smoke
Officers:                                             Evacuation System 6080, Pipelle'r',
                                                      Hyskon'r', Cooper'r' Prosthetic Lens,
A. Thomas Bender                                      Euromed'r', RUMI'r', The RUMI System'r',
President and Chief Executive Officer                 Sani-Spec'r', Nu-Tip'r', and Aspirette'r',
and President CooperVision, Inc.                      are registered trademarks of The Cooper
                                                      Companies, Inc. and or its subsidiaries.
Robert S. Weiss
Executive Vice President,                             CV Encore Toric'TM', Hysteroscopy Series
Treasurer and Chief Financial Officer                 4000'TM', LEEP System 1000'TM', Marlow'TM',
                                                      KOH Colpotomizer'TM', Nichols Pelvic
B. Norris Battin                                      Reconstructive Surgery Set'TM', and
Vice President, Investor Relations                    Uni-Sem'TM', Zui'TM' and Zumi'TM' are
and Communications                                    trademarks of The Cooper Companies, Inc. and
                                                      or its subsidiaries.
Gregory A. Fryling
Chief Operating Officer,                              Crazy'r' Lens is a registered trademark of CL
CooperVision, Inc.                                    Tinters, Zepplin'r' is a registered trademark
                                                      of Zepplin Manufacturing, Kronner
Carol R. Kaufman                                      Manipujector'r' HUI'r' and HUI Miniflex'TM'
Vice President of Legal Affairs,                      are registered trademarks of Richard Kronner
Secretary and Chief Administrative Officer            and Wallace'r' is a registered trademark of
                                                      Sims Portex Limited.
Nicholas J. Pichotta
President and Chief Executive Officer
CooperSurgical, Inc.

Stephen C. Whiteford
Vice President and Corporate Controller

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

Investor Relations Contact:

B. Norris Battin
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-4700    Fax: (949) 597-3688
email: ir@coopercompanies.com

Annual Meeting:

The Cooper Companies, Inc. will hold its Annual Stockholders' Meeting on March 28, 2001 at the New York Marriott East Side, New York, NY at 10:00 A.M.

The Cooper Companies, Inc.                21062 Bake Parkway

                                              Suite 200

                                        Lake Forest, CA 92630

                                         Voice: 949.597.8130

                                          Fax: 949.597.0663

                                           www.cooperco.com


                                            [Cooper Logo]

                 2000 Annual Report The Cooper Companies, Inc.