Form 10-K405, Exhibit 13
period 2001-10-31
COOPER COMPANIES INC
filed 2002-01-25
CIK 711404

                                                                     Exhibit 13

2001 Annual Report
The Cooper Companies, Inc.

Our Profile

The Cooper Companies, Inc. is a rapidly growing specialty healthcare company serving the vision care and women's healthcare markets around the world with high quality products and services.

CooperVision markets a broad range of contact lenses, concentrating on high-growth, value-added market segments around the world.

CooperSurgical offers diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.


Contents
2  Key Achievements
3  Financial Highlights
4  Letter to Shareholders
7  Business Review
         CooperVision
         CooperSurgical
21 Financial Section
 Corporate Information

Note about internet addresses in this report:
  The internet addresses in this report are for informational purposes only and are not intended to be hyperlinks. Nothing referred to by any of these addresses is a part of this annual report.

Key 2001 Achievements

  Revenue $234.6 million, up 17 percent
  Operating income $54.8 million, up 17 percent
  Earnings per share from continuing operations $2.44, up 20 percent
  Cash flow per share(1) $4.14, up 18 percent
  CooperVision "core revenue" (excludes sales to other lens manufacturers) $173.2 million, up 15 percent:
     o United States $110.9 million, up 10 percent
     o Outside the United States $62.3 million, up 25 percent, 30 percent in constant currency
     o European sales up 32 percent
     o Acquisition of CL Tinters, Oy, a manufacturer of cosmetic contact lenses
     o United States launches of Frequency Expressions cosmetic lenses, Frequency Multifocal, Frequency 55 Toric XR and Ascend aspheric lenses
     o Launch of quarterly sphere and toric lenses by Rohto Pharmaceuticals, our marketing partner in Japan
  CooperSurgical sales $58.5 million, up 26 percent
     o Organic growth up 10 percent
     o Acquisition of the LuMax incontinence product line from MedAmicus, Inc.
     o Successful integration of MedaSonics and Leisegang, acquired in 2000
     o Marketing alliance with Norland to market bone measurement systems
     o Acquisition of Medscand, a cytology sampling products manufacturer
     o Completion of supply agreement with Welch Allyn, Inc. to provide women's health care products to family and general practitioners and in selected markets outside the United States
  Credit line with Key Bank increased from $50 million to $75 million
  Effective tax rate reduced to 29 percent

2002 Outlook

  Revenue $265 to $275 million
     o CooperVision $198 to $206 million
     o CooperSurgical $68 to $72 million
  Earnings per share $3.00 to $3.05
  Effective tax rate less than 30 percent


(1) Pretax income from continuing operations plus depreciation and amortization

                                                                            >two

  Financial Highlights

Selected Financial Information for Five Years
(In thousands except per share data)          2001              2000             1999            1998           1997
                                           ----------------------------------------------------------------------------
Per Share Information:
  Income from continuing operations*       $    2.44         $    2.03       $    1.54       $    0.91       $    0.77
  Net income as reported                   $    2.44         $    2.00       $    1.75       $    2.61       $    2.39
  Dividends                                $    0.07         $    0.08       $    0.04             N/A             N/A
  Cash flow**                              $    4.14         $    3.51       $    2.82       $    1.93       $    1.50
  Stock price - high                       $   55.72         $   38.81       $   31.88       $   51.69       $   41.13
  Stock price - low                        $   30.50         $   24.63       $   11.75       $   14.00       $   14.00
Diluted average shares                     $  15,246         $  14,510       $  14,312       $  15,269       $  13,120
Revenue***                                 $ 234,572         $ 201,217       $ 168,155       $ 148,912       $  90,336
Gross profit                               $ 153,368         $ 133,117       $ 109,146       $  93,148       $  63,011
Operating income                           $  54,758         $  46,869       $  38,811       $  29,700       $  19,803
Operating income/revenue                         23%               23%             23%             20%             22%
Interest expense                           $   3,738         $   4,744       $   6,330       $   6,253       $   3,174
Provision for (benefit of) income taxes    $  14,992         $  12,727       $  10,711       $ (34,723)      $ (26,735)
Working capital                            $  87,232         $  47,410       $  58,565       $  69,376       $  71,456
Property, plant and equipment, net         $  61,028         $  47,933       $  40,319       $  34,234       $   7,634
Total assets                               $ 396,849         $ 322,565       $ 285,873       $ 296,041       $ 170,624
Total debt                                 $  68,802         $  48,351       $  61,955       $  90,247       $   9,563
Stockholders' Equity                       $ 256,284         $ 198,438       $ 164,143       $ 145,253       $ 111,533
Capital expenditures                       $  16,757         $  14,665       $  10,121       $  19,573       $   7,735
Depreciation and amortization              $  10,988         $   8,734       $   8,440       $   8,416       $   4,267
                                           ----------------------------------------------------------------------------

  *1997 and 1998 are pro forma, assuming a 40 percent tax rate
 **Pretax income from continuing operations plus depreciation and amortization ***Revenue for all periods includes reimbursed freight expenses to reflect adoption of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs" and EITF 00-14, "Accounting for Certain Sales Incentives."


three

To Our Shareholders

In 2001, The Cooper Companies continued to deliver consistent performance to its shareholders.

Revenue grew 17 percent, earnings per share rose 22 percent and cash flow per share increased 18 percent.

Since 1996, Cooper's revenue has grown at a compounded annual rate of 28 percent, its operating income at 31 percent, its earnings per share from continuing operations at 34 percent and its cash flow per share at 30 percent. The fourth quarter of 2001 marked the eleventh consecutive quarter in which we met or exceeded securities analysts' consensus earnings per share expectations.

Each of our two medical device business units has contributed to this solid performance. Revenue at CooperVision (CVI), our contact lens business, has grown at a compounded annual rate of 29 percent, and CVI is now one of the world's leading and fastest growing contact lens manufacturers. Over our forward three-year business planning horizon, new products and geographic expansion will, we anticipate, generate percentage revenue growth in "the mid-teens".

CooperSurgical (CSI), our women's healthcare business, has achieved significant scale during this period. With revenue growing at a compounded annual rate of 23 percent since 1997 and revenue approaching $70 million annually, CSI is a major manufacturer and marketer of medical device products for the women's healthcare market and, we believe, the largest supplier of gynecology devices for the physician's office in the United States. $100 million in revenue is, we feel, a reasonable planning goal for this business over the next two or three years.


                                                                            four

REVENUE* (in millions)
              CVI       CSI
            ------     ------
1997        $ 64.9     $25.4
1998        $120.2     $28.7
1999        $138.1     $30.1
2000        $154.8     $46.4
2001        $176.1     $58.5

*Revenue for all periods includes reimbursed freight expenses to reflect adoption of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs" and EITF 00-14, "Accounting for Certain Sales Incentives."


Other important financial measures also show strong consistent performance. Over the past five years:
  Cash flow (pretax income from continuing operations plus depreciation and amortization) per share has grown from $1.50 to $4.14.
  Our effective tax rate has declined to 29 percent.
  One hundred shares of Cooper stock that cost $1,438 on October 31, 1996 increased in value by 234 percent to $4,800 by the end of fiscal 2001. During this period the Company's market capitalization grew from $168 million to $750 million.

This record of consistent growth is a tribute to the commitment of Cooper's employees, and we thank them for their continued dedication and hard work.

As we look ahead in each of our businesses, we see positive market dynamics driven by favorable demographics and continued efficiency and innovation in serving our customers.

Despite the economic downturn during the year, the worldwide soft contact lens market remains attractive, growing at about 5 percent to an estimated $2.9 billion in 2001 and forecasted to grow a compounded 8 to 10 percent over the next three years. In the industrialized world, a new group of teenagers is entering the market, and we expect that they will generate steady revenue throughout the decade. Contact lenses are youth oriented with over 90 percent of new wearers under 20 years of age.

In Japan, the world's second largest contact lens market, demand for disposable and planned replacement soft contact lenses is increasing, and CooperVision's products target this growing market.

In addition to these positive macro market trends, lens manufacturers continue to launch new specialty, value-added lenses that upgrade the value of the market. In many countries, contact lens fitters are finding that toric lenses, used to correct an irregular shape of the cornea called astigmatism, not only benefit patient vision but also enhance five

     OPERATING INCOME (in millions)            COMPARATIVE FIVE YEAR RETURN
     ------------------------------        --------------------------------------
                                                               S&P             S&P
             CVI       CSI                       CCI       Smallcap 600    Health Care
           ------     ------                     ---       ------------    -----------
1997        $23.1      $2.5            1996     100.00        100.00         100.00
1998        $34.6      $2.1            1997     248.70        131.97         116.52
1999        $40.8      $4.3            1998     165.22        122.18         162.93
2000        $47.3      $6.3            1999     174.19        136.89         165.22
2001        $51.4      $10.1           2000     249.76        171.47         240.62
                                       2001     335.91        181.29         204.30


practice income, and the market is expanding. Toric lenses, the fastest growing segment of the worldwide contact lens market, are CooperVision's leading products, accounting for nearly half of its worldwide revenue.

Another recently introduced specialty product, CVI's Frequency Aspheric, an aspheric lens design that provides a crisper quality of vision and improved acuity in low light conditions, has become the worldwide leader in this value added category. CVI has also married its aspheric technology to a new line of cosmetic lenses, Frequency Colors and Frequency Expressions, and entered this segment, the second fastest growing market in the worldwide contact lens market.

Favorable demographic trends also drive our women's healthcare business. Women of the "baby-boomer" generation are reaching the age when gynecology procedures are performed most frequently, and CooperSurgical has, through acquisition and internal development, built an extensive product line to support these procedures. During 2001, CSI continued to execute its strategy of consolidating this fragmented market by completing two acquisitions and four marketing and technology alliances.

Looking ahead to 2002, we expect our momentum to continue. We anticipate revenue of about $265 to $275 million and earnings per share from continued operations in the range of $3.00 to $3.05, including about 20 cents per share because, as a result of adopting a new accounting principle, we will not amortize goodwill after fiscal 2001. At CooperVision, recently introduced contact lens products and geographic expansion in Europe and Japan, will drive our incremental growth. At Cooper Surgical, we will continue to pursue our strategy to consolidate the medical device segment of the women's healthcare market.

Thank you for your continued support.



Allan E. Rubenstein, M.D.          A. Thomas Bender

Allan E. Rubenstein, M.D.          A. Thomas Bender
Chairman of the Board              President and Chief Executive Officer
January 24, 2002


                                                                             six

Business Reviews

The Cooper Companies, Inc.
The Cooper Companies reported sales of $234.6 million for the fiscal year, a 17 percent increase over 2000. CVI's revenue grew to $176.1 million, up 14 percent, while CSI's grew to $58.5 million, a 26 percent increase that includes revenue from six new product lines added through acquisition and marketing and technology alliances during the past 12 months. Diluted earnings per share from continuing operations grew 20 percent to $2.44. Cash flow per share reached $4.14, up from $3.51 the previous year.


seven

>Coopervision Market Briefing: Contact Lenses

Market Briefing: Contact Lenses

Estimated 2001 Worldwide Contact Lens
Market by Geographic Region

                      Revenue    % World
                    ($ Million)   Market
                    ------------------------
United States            $1,195    41%
Europe                      575    20%
Pacific Rim                 800    27%
Rest of the World           340    12%
--------------------------------------------
Worldwide Total          $2,910    100%

The data in the tables in this "Market Briefing" section is based on published reports and CooperVision estimates


We estimate that the worldwide soft contact lens market grew about 5 percent in 2001 to about $2.9 billion. In the United States, about 41 percent of the worldwide market, revenue declined about 1 percent while countries outside the United States grew by about 9 percent. We estimate that Japan and the Pacific Rim countries grew over 10 percent, and Europe was about 4 percent ahead of 2000 levels. Given the current global economic environment, we expect the market to grow at, or slightly above these levels in the coming year. Longer term, favorable demographics and a continuing shift to higher value specialty lenses along with an anticipated economic recovery cause us to remain optimistic. We expect 8 to 10 percent compounded growth in the world market over the next three years.



                                                                          eight

The contact lens market, moreover, has important sub-segments, where CooperVision is particularly strong and where the growth outpaces the total market. Specialty lenses- -toric lenses that correct astigmatism, cosmetic lenses that change the appearance of the color of the eye, multifocal lenses and premium lenses to correct visual defects in patients with severe refractive errors -- all offer more profitable and faster growing opportunities than the commodity lenses that correct only near- and farsightedness. Specialty lenses are CVI's main business. They currently account for more than 40 percent of the contact lens market in the U.S. and 15 percent of the market overseas.


Estimated 2001 Market Revenue
Commodity Versus Specialty Lenses

                                                                  ($ millions)
                                 U.S.    %U.S.  O.U.S   %O.U.S.  Total   %World
                                -----------------------------------------------
Commodity                         $694   58%    $1,450    85%    $2,144    74%
DPR/Conventional                   614   51%     1,140    66%     1,753    61%
Daily Wear Disposable               80    7%       310    17%       390    13%

Specialty                         $505   42%      $265    15%      $770    26%
Toric                              222   18%       115     7%       337    11%
Cosmetic                           166   14%        80     4%       246     8%
Multifocal                          55    5%        14     1%        69     2%
Premium Sphere                      30    3%        15     1%        45     2%
Value Added Sphere                  25    2%        26     2%        51     2%
Extended Wear                        7    1%        15     1%        22     1%
-------------------------------------------------------------------------------
Total                           $1,199  100%    $1,715   100%    $2,914   100%


Estimated Calendar 2001 Worldwide
Soft Contact Lens Market by Manufacturer

                                United States versus Outside the United States
                                                          ($ Millions, rounded)
                                   U.S.  %U.S.   O.U.S.  %O.U.S.   TOTAL   %World
                                --------------------------------------------------
Vistakon                           $435   35%    $615     36%     $1050     36%
CibaVision                          329   28%     540     31%       869     30%
Bausch and Lomb*                    121   10%     330     19%       451     15%
Ocular Sciences                     150   13%     100      5%       250      8%
CooperVision                        114   10%      66      3%       180      6%
All Other                            50    5%      64      5%       114      5%
----------------------------------------------------------------------------------
   Total                         $1,199  100%  $1,715    100%    $2,914    100%


o Excludes hard lens products


nine

Coopervision 2001 Performance

CVI's core revenue -- total revenue less sales to other contact lens manufacturers -- grew 14 percent -- 17 percent in constant currency -- in 2001, about three times the estimated world market growth. Sales of CVI's toric lenses, its most extensive line of products accounting for nearly half of its revenue, grew 13 percent. Contact lens revenue in the United States grew 10 percent, and revenue in markets outside the U.S. grew 25 percent -- 30 percent in constant currency. We estimate that since 1997, CVI has doubled its market share in the United States and in the total world market. CVI now holds nearly 10 percent of the United States market and about 6 percent of the market worldwide.

Cosmetic Lenses
CVI's line of cosmetic contact lenses that change or enhance the appearance of the color of the eye-called Frequency Expressions in the United States and Frequency Colors in the rest of the world-continued successful entries into their respective markets during 2001. Cosmetic lenses are the second fastest growing specialty lens segment behind toric lenses with estimated worldwide revenue of about $250 million, about $150 million in the United States, growing at about 6 percent annually.

In May, the Company announced the purchase of privately held CL Tinters, Oy, a Helsinki based manufacturer of contact lenses which, using patented technology, was under contract to tint CVI's cosmetic lenses. This acquisition greatly increased CVI's cosmetic lens manufacturing capacity while decreasing unit costs. During 2002, CVI plans to expand its color offerings by introducing Frequency Enhancements, lenses that accentuate the eye's natural color. Recent market research indicates that fewer than 15 percent of the women who account for 70 percent of the disposable contact lens market wear lenses that enhance the color of the eye. As fashion accessories for young women, these products represent an exciting opportunity.


                                                                             ten

                                   [GRAPHIC]

  CVI makes a variety of novelty lenses. The Crazy Lens line includes National
                 Football League logo lenses and vanity lenses.


New Products for Other Specialty Segments

Specialty contact lenses meet the visual correction needs of patients whose requirements go beyond the simple correction of near- and farsightedness. Worldwide, we estimate that products in these categories account for about 26 percent of contact lens revenue. In the United States, we estimate that sales of these products exceed $500 million and account for about 42 percent of the total contact lens market. While toric and cosmetic lenses, the fastest growing segments, account for the majority of revenues in this category, multifocal, premium sphere, value added -- lenses for patients with dry eye syndrome, for example -- and extended wear lenses also offer attractive business opportunities.

During 2001, CVI introduced several new products:
  Late in the fiscal year, we introduced Frequency Multifocal, a high performance monthly planned replacement multifocal lens, in the United States. In clinical studies, this product compared favorably to competitive lenses and demonstrated good patient and practitioner acceptance. Multifocal lenses comprise an important niche in the U.S. contact lens market.

  We also introduced Ascend, an aspheric lens designed for monthly replacement by patients with near- and farsightedness. Ascend lenses are prescribed and billed exclusively by the eye care practitioner, but shipped direct to patients to minimize delivery time. Patients initially receive 24 lenses, and CVI notifies practitioners when patients should reorder. This system helps protect practice revenue from inroads by alternative suppliers that do not provide vision evaluation services.

  In November, we introduced Frequency 55 Toric XR in the United States for astigmatic patients who require a complex vision correction. This is the only disposable planned replacement lens available for these patients in a monthly replacement format, the most commonly prescribed replacement cycle for toric contact lenses.


eleven

                                   [GRAPHICS]

           The Crazy Lens line also includes the American Flag lens.


Developments in markets outside the United States
In 2001, CVI's revenue in markets outside the United States grew 30 percent in constant currency and now represents about 35 percent of CVI's sales. Sales in Europe were particularly strong, up 32 percent for the year, reflecting increased market penetration of CVI's toric and cosmetic lenses. CVI now has wholly owned subsidiaries in the United Kingdom, Italy, Spain and Sweden and exclusive distributors in France and Germany.


In Japan, CVI's marketing partner, Rohto Pharmaceuticals, introduced CVI's line of quarterly planned replacement lenses and expects to introduce two-week planned replacement lenses toward the end of 2002, assuming regulatory approval. The two-week replacement market segment, we estimate, offers the greatest potential for CVI products in Japan.


As sales to Rohto and to the exclusive distributors in Germany and France become a greater percentage of our business, we expect CVI's gross margins, now at 70 percent of revenue, to decline while operating margins approach historic levels
- about 30 percent. Under our distributor agreements, our local representatives pay marketing costs, and our prices to them reflect this arrangement. These lower prices will reduce our gross margins, but without local marketing costs, our operating margins should remain intact or potentially improve.


                                                                          twelve

>Coopersurgical Market Briefing: Women's Healthcare

       CSI Revenue by Market Segment 2001


Segment
------------------------------------------------
Office Gynecology                           43%
Hospital Gynecology                         29%
Fertility                                   11%
Diagnostic Testing                          10%
Obstetrics                                   5%
Instrument Service                           2%
------------------------------------------------


Favorable Demographics Drive the Market
In 1999, over 90 million women between the ages of 15 and 64 recorded more than 118 million visits to the Ob/Gyn in the United States. Over 70 million of these related to gynecologic complaints(1).

By 2010, the United States Census Bureau projects that the number of women in this age group will grow by 12 percent. Over 40 million of these women will be 45 to 64 years of age, an increase of 34 percent in this age group, as the `baby boomers' - women born between 1946 and 1964 -- begin to experience the gynecologic problems associated with advancing age. By then, we estimate that total patient visits to U.S. Ob/Gyns will reach 132 million.

Why Women Visit the Ob/Gyn
Recent reports(1,2) describe the important dimensions of visits to Obstetricians and Gynecologists in the United States:

  Two-thirds of patient visits are for annual checkups, cancer screening, menstrual disorders, vaginitis (inflammation of vaginal tissue) and the management of menopause, with the remainder for pregnancy and reproductive management.


thirteen

CSI Office-Based Ob/Gyn Sales

by Medical Procedure, 2001
---------------------------------------------------------------
Colposcopy Imaging                                          32%
Loop Electrosurgical Excision Procedure                     24%
Obstetrical Products                                         9%
Endometrial Sampling                                         7%
Pap Samplers                                                 6%
Incontinence Products                                        5%
Cryosurgery                                                  2%
Other                                                       15%
----------------------------------------------------------------


  Office visits for pregnancy and reproductive management are, as expected, by women between the ages of 15 - 44, while older patients 45 - 65 present with gynecologic concerns. Consistent with an aging population, visits for menstrual disorders and menopause are growing, and osteoporosis (reduction in Bone mass) has become one of the most frequent diagnoses.

  In 1999, nearly 5 million patient contacts for monitoring and treatment of abnormal Pap smears were reported, mostly in the 25 to 44 year age group. Follow-up visits include repeat Pap smears and colposcopic examination (visualization of the cervix with a light source and microscope). Visits for abnormal Pap smears have remained constant at about 4 percent of the total visits for the past five years and are expected to remain at this level.

  Vaginitis represents about 4 percent of total visits with about 80 percent of cases between the ages of 15 and 44. Office visits include assessment of the vaginal ecosystem and the identification of infectious agents.

  The Ob/Gyn also is the primary contact for fertility assessment and treatment. These visits occur primarily in the 25 - 44 year age group and include evaluation of ovulatory function and assessment of the status of the fallopian tubes and the lining of the uterus.

Medical Devices for Women's Healthcare

  While general medical practitioners play an important and growing role in women's primary healthcare, the Ob/Gyn is still the reproductive health specialist and the primary customer for associated medical devices.


                                                                        fourteen

CSI Ob/Gyn Hospital Sales
------------------------------------------
By Medical Procedure, 2001
Laparoscopy                           59%
Hysteroscopy                           9%
Hysterectomy                           8%
Other                                 24%
------------------------------------------


CSI Reproductive Product Sales
to Fertility Clinics

By Procedure Type, 2001

---------------------------------------------------------------
IVF Products                                                86%
Endometrial Sampling                                        10%
IUI Products                                                3%
Other                                                       1%
----------------------------------------------------------------


Historically, many small medical device companies have supplied the women's healthcare market with a wide range of products through a fragmented distribution system. Over 75 of these serve the large number and varied types of providers in the women's healthcare market in the United States today. There are nearly 31,000 Ob/Gyn's under the age of 65 practicing at 16,100 locations in the United States, as well as 6,000 hospitals with clinics, outpatient and surgical facilities, plus 300 fertility clinics specializing in assisted reproductive technologies.

Until recently, larger companies have not sensed an opportunity to build a large, integrated women's healthcare business. This has allowed smaller companies to target a single procedure or disease and develop a limited product line to address either its diagnosis or treatment. Most of these businesses have remained small and, as their growth slowed, many looked to exit the market.

CSI Strategy
CSI's business strategy has been to selectively identify and acquire those smaller companies and product lines that can improve its existing market position or offer opportunities in new clinical areas. In executing its market consolidation strategy, CSI has added 17 major products or product lines to date
- six in fiscal 2001. This strategy fits well with Cooper's strong cash flow. The cash generated by CooperVision coupled with the over $100 million of net operating losses remaining at the end of fiscal 2001, allows CSI to readily compete for the opportunities available in women's healthcare. CSI is now at the forefront of women's healthcare, a growing market driven by favorable demographics and advancing technology.


fifteen

COOPERSURGICAL
2001 PERFORMANCE

During 2001, CSI revenue grew 26 percent to $58.5 million. Internal organic growth was about 10 percent with the remainder coming from product or product line acquisitions. CSI now represents 25 percent of Cooper's revenue. CSI's operating margin reached 17 percent for the fiscal year, up from 14 percent in 2000, and reached 21 percent during the fourth quarter.

During the year, CSI added six new businesses or product lines to its portfolio, continuing to execute its strategy of consolidating the women's healthcare market and supplying Ob/Gyns with products to support the widening range of disorders that they are now diagnosing and treating.

  In April, CSI purchased the LuMax Fiber Optic Cystometry System from Medamicus, Inc. This system -a monitor and disposable catheter -- helps to diagnose the cause of female incontinence, the accidental loss of urine resulting in a medical or hygienic problem. It uses patented fiber optic transducer technology to measure and monitor the physiological factors associated with female urinary function.

  The Agency for Health Care Research and Quality (AHRQ) of the United States Department of Health and Human Services estimates that over 13 million American adults, 85 percent of them older women, experience urinary incontinence and that the actual prevalence may be higher because only about 50 percent of people with incontinence seek medical help. They also estimate that the direct cost of caring for patients with urinary incontinence in the United States is more than $16 billion annually. This will increase as the population ages. According to U.S. Census estimates, the population of women in the United States over the age of 45 will grow 34 percent to more than 40 million over the next 10 years.

  Urodynamic studies are performed in a variety of settings including hospitals, clinics and physician's offices, and the data is used to develop treatment strategies. Gynecologists purchase over 80 percent of LuMax systems, with revenue split equally between monitors and disposable catheters.


                                                                         sixteen

                                   [GRAPHIC]

The portable FetalGard Lite antepartnum ftetal monitor permits rapid assessment of fetal status.

  The TRIA handheld Doppler detects the rate and rhythm of the fetal heart for improved patient monitoring during pregnancy.

 The Cytobrush specimen collection device provides superior sample quality for the dectection of cervical cancer.



At the May 2001 meeting of the American College of Obstetricians and Gynecologists (ACOG), CSI featured three new products:

  o The MedaSonics line of fetal and vascular handheld Dopplers including the TRIA Doppler released in October 1999 to general physician's offices, clinics and hospitals. Fetal Dopplers detect fetal life and viability as early as nine weeks and are a standard of care for monitoring gestation. Vascular Dopplers locate blood vessels, determine venous and arterial patency and measure systolic blood pressure. The MedaSonics line accounts for about one-third of the U.S. medical Doppler market annually, with an installed base of over 250,000 units.

  o FetalGard Lite, a portable antepartum fetal monitor marketed under the MedaSonics brand name which Analogic Corporation, a leader in fetal monitor development, manufactures for CSI. FetalGard Lite assesses fetal well-being in high-risk pregnancies and is used in many locations including physicians' offices, clinics, hospitals and home healthcare settings.

  o A line of bone measurement systems, used to evaluate osteoporosis, marketed under an agreement with Norland Medical Systems, Inc. The National Osteoporosis Foundation estimates that osteoporosis accounts for more deaths than breast, ovarian and uterine cancer combined. It currently affects 28 million Americans, 80 percent of them women, and if the disease is left unchecked, 41 million people could be affected by 2015.

  In June, CSI completed a supply agreement with Welch Allyn to provide private labeled medical devices and disposable products for sale and distribution. The agreement provides CooperSurgical with a presence in the general practice and family practice markets in the U.S. and international markets.


seventeen

                                   [GRAPHIC]

The CUBA provides a low cost alternative for rapid assessment of osteoporosis in peripheral bones using ultrasound technology.

 The LuMax fiberoptic cystometry system helps diagnose the underlying cause of urinary incontinence.

   The EXCELL uses dual energy x-ray absorptiometry technology to help assess fracture risk.


  In August, CSI purchased Medscand Medical AB, a Swedish corporation, and Medscand (USA), Inc., an affiliated company. Medscand develops, manufactures and markets specimen collection products that are used to help detect cervical cancer. An industry standard for over 15 years, Medscand's patented Cytobrush Pap Test sampler and Pap-Perfect spatula are included in test kits supplied by Cytyc Corporation for use with their ThinPrep Pap Test. Medscand also supplies a proprietary sampler to Digene Corporation for their Hybrid Capture II HPV Test (HC2). As both of these technologies have increasing market acceptance, we anticipate strong growth from the products we supply to support them.

  According to industry estimates, about 50 million Pap smears are performed annually in the United States(2) with an estimated 60 million performed throughout the rest of the world. The American College of Obstetricians and Gynecologists recommends annual screening for most women. Legislation introduced in the United States Congress in March would extend annual Pap smear Medicare coverage to all women, not just those classified as "high risk," the current standard for reimbursement.

  In the Medscand transaction, we also acquired their leading cytology sampling product combination, the patented Cytobrush Plus GT with the Gentle Touch Tip and Pap-Perfect plastic spatula. When compared in clinical studies with other sampling systems, the Cytobrush provided consistently richer endocervical samples(3). These systems are widely used by obstetricians and gynecologists in the United States to collect endocervical samples.


                                                                        eighteen

  The most recent development in Pap testing is Cytyc's ThinPrep Pap Test, a liquid-based cervical cancer screening method that in clinical studies has shown significantly greater effectiveness than the conventional Pap smear to detect precancerous cervical lesions(4). According to Cytyc estimates, the ThinPrep Pap system is now used in over half of the cervical cancer screening tests performed in the United States.

  Through its relationship with Digene, Medscand also participates in the growing market for human papilloma virus (HPV) DNA testing. Certain strains of HPV have long been associated with cervical cancer. In a recent study conducted by the National Cancer Institute(5), Digene's Hybrid Capture II HPV Test (HC2) for the presence of HPV was rated the most effective method for cervical cancer screening in women whose Pap results were abnormal but inconclusive. The HC2 test can be performed separately following an inconclusive result or from the same sample used for the ThinPrep test. Medscand and Digene together developed a unique sampling brush for inclusion in the HC2 test kit.

  Cytyc and Digene currently co-market their products, recommending HPV DNA testing as the optimal patient management strategy for those with borderline cytology results. CooperSurgical has added its sales resources to provide complementary market awareness of Medscand products and their applications.

With the addition of these product lines, we expect CSI revenue in 2002 to approach $70 million. Going forward in women's healthcare, we expect to complete one or two acquisitions each year and achieve low double-digit growth each year from existing products.


ninteen

                                   [GRAPHIC]

The PRISM system collects and stores colposcopy images and patient information.



  Sexual Assault and Physical Abuse Programs CSI's Cerveillance System of colposcopy, used to review and document cervical disease using advanced video and computer technologies, and Leisegang's PRISM (patient report and image storage management) System, software that can provide high quality records of patient examinations, are used extensively to document evidence in child abuse and sexual assault cases in the United States.

  CSI has worked with victims' rights groups such as SANE (Sexual Assault Nurse Examiners) to provide equipment to medical and legal professionals to document clinical evidence with digital photographs, eliminating the added trauma of repeat examinations.

  SANE's goal is to improve community response systems for rape victims. Their work has increased the probability of prosecution and reduced legal expenses.


References:

(1) Physician's Drug and Diagnostic Audit, January - December 1999. Philadelphia, Pa: Scott-Levin, Inc.

(2) Noller, Kenneth L. Incident and demographic trends in cervica neoplasia. Am J Obstet Gynecol 1996; 175:1088-1090.

(3) Data on File Cytyc Corporation

(4) Selvaggi, Suzanne M and Guidos, Barbara J. Specimen Adequacy and the ThinPrep'r' Test'TM': The Endocervical Component. Diagnostic Cytopathology 2001; 23: 23-26.

(5) Solomon D., Schiffman M., Tarone R. Comparison of three management strategies for patients with atypical squamous cells of undetermined significance: baseline results from a randomized trial. J Natl Cancer Inst 2001; 93: 293-299.


                                                                          twenty
index to financial information

Contents

21 Quarterly Common Stock Price Range
22 Five Year Financial Highlights
23 Two Year Quarterly Information
24 Management's Discussion and Analysis of Financial Condition and Results of
   Operations
31 Independent Auditors' Report
31 Management's Statement Regarding Financial Reporting
32 Consolidated Statements of Income
33 Consolidated Balance Sheets
34 Consolidated Statements of Cash Flows
36 Consolidated Statements of Comprehensive Income
37 Notes to Consolidated Financial Statements


Quarterly Common Stock Price Range
Year ended October 31

                             2001                     2000
                             ----                     ----
Quarter Ended           High       Low          High        Low
-------------------- ---------- ---------    ----------- -----------
January 31           $41.50     $30.50       $33.63      $24.63
April 30             $50.40     $35.40       $36.00      $25.00
July 31              $51.72     $40.90       $38.81      $32.38
October 31           $55.72     $40.70       $36.38      $26.25

At December 31, 2001 and 2000, there were 1,097 and 1,719 common stockholders of record, respectively.


twenty-one

Five Year Financial Highlights

Consolidated Operations

(In thousands, except per share amounts)                                Years Ended October 31,
                                         2001        2000        1999         1998         1997
------------------------------------------------------------------------------------------------
Net sales                            $234,572   $ 201,217    $168,155     $ 148,912    $ 90,336
                                     ===========================================================
Gross profit                         $153,368   $ 133,117    $109,146     $  93,148    $ 63,011
                                     ===========================================================

Income from continuing operations    $ 52,128   $  42,127    $ 32,712     $  23,087    $ 16,936
  before income taxes
Provision for (benefit of) income
  taxes                                14,992      12,727      10,711       (34,723)    (26,735)
                                     -----------------------------------------------------------
Income before items below              37,136      29,400      22,001        57,810      43,671
Discontinued operations, net of            --          --       3,099       (17,964)    (13,750)
  taxes
Extraordinary item, net                    --          --          --            --       1,461
Cumulative effect of change in
  accounting principle                     --        (432)         --            --          --
                                     -----------------------------------------------------------
Net income                           $ 37,136   $  28,968    $ 25,100     $  39,846    $ 31,382
                                     ===========================================================

Diluted earnings (loss) per share:
Continuing operations                $   2.44   $    2.03    $   1.54     $    3.79    $   3.33
Discontinued operations                    --          --        0.21         (1.18)      (1.05)
Extraordinary item, net                    --          --          --            --        0.11
Cumulative effect of change in
  accounting principle                     --       (0.03)         --            --          --
                                     -----------------------------------------------------------
Earnings per share                   $   2.44   $    2.00    $   1.75     $    2.61    $   2.39
                                     ===========================================================
Average number of shares used to
  compute diluted earnings per
  share                                15,246      14,510      14,312        15,269      13,120

Note: Net sales and gross profit for all periods have been adjusted to comply with Emerging Issues Task Force issue ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs" and EITF issue 00-14, "Accounting for Certain Sales Incentives." Income from continuing operations before income taxes was not effected.

Consolidated Financial Position

(In thousands)                                                                    October 31,
                                         2001       2000       1999       1998           1997
----------------------------------------------------------------------------------------------
Current assets                       $155,205   $112,685   $100,461   $116,077*      $100,574*
Property, plant and equipment, net     61,028     47,933     40,319     34,234          7,634
Intangible assets, net                145,622    110,854     80,518     84,308         32,274
Other assets                           34,994     51,093     64,575     61,422         30,142
                                     ---------------------------------------------------------
                                     $396,849   $322,565   $285,873   $296,041       $170,624
                                     =========================================================

Short-term debt                      $  8,249   $  8,094   $  4,888   $ 11,570       $    438
Other current liabilities              59,724     57,181     37,008     35,131         28,680
Long-term debt                         60,553     40,257     57,067     78,677          9,125
Other long-term liabilities            12,039     18,595     22,767     25,410         20,848
                                     ---------------------------------------------------------
Total liabilities                     140,565    124,127    121,730    150,788         59,091
Stockholders' equity                  256,284    198,438    164,143    145,253        111,533
                                     ---------------------------------------------------------
                                     $396,849   $322,565   $285,873   $296,041       $170,624
                                     =========================================================

*     Includes net assets of discontinued operations sold in 1999.


The Cooper Companies, Inc. and Subsidiaries                         twenty-two

Two Year Quarterly Financial Data

2001

(In thousands, except per share amounts)

                                                    First     Second     Third    Fourth
                                                  Quarter    Quarter   Quarter   Quarter
-----------------------------------------------------------------------------------------
Net sales                                        $ 49,976    $57,182   $61,365   $66,049
                                                 ========================================
Gross profit                                     $ 33,186    $37,469   $39,029   $43,684
                                                 ========================================
Income before income taxes                       $  9,492    $12,680   $13,218   $16,738
Provision for income taxes                          3,183      3,970     2,857     4,982
                                                 ----------------------------------------
Net income                                       $  6,309    $ 8,710   $10,361   $11,756
                                                 ========================================
Diluted earnings per share                       $   0.43    $  0.58   $  0.67   $  0.76
                                                 ========================================
Number of shares used to compute diluted
   earnings per share                              14,818     15,124    15,384    15,536
                                                 ========================================

2000

(In thousands, except per share amounts)

                                                    First     Second     Third    Fourth
                                                  Quarter    Quarter   Quarter   Quarter
-----------------------------------------------------------------------------------------
Net sales                                        $ 41,254    $51,756   $51,901   $56,306
                                                 ========================================
Gross profit                                     $ 27,482    $33,471   $34,493   $37,671
                                                 ========================================
Income before income taxes and cumulative
  effect of change in accounting principle       $  7,259    $10,169   $11,245   $13,454
Provision for income taxes                          2,432      3,406     2,584     4,305
                                                 ----------------------------------------
Income before cumulative effect of change in
  accounting principle                              4,827      6,763     8,661     9,149
Cumulative effect of change in accounting
  principle                                          (432)        --        --        --
                                                 ----------------------------------------
Net income                                       $  4,395    $ 6,763   $ 8,661   $ 9,149
                                                 ========================================

Diluted earnings per share:
  Income before cumulative effect of change in
    accounting principle                         $   0.34    $  0.47   $  0.59   $  0.63
  Cumulative effect of change in accounting
    principle                                       (0.03)        --        --        --
                                                 ----------------------------------------
  Net income                                     $   0.31    $  0.47   $  0.59   $  0.63
                                                 ========================================
  Number of shares used to compute diluted
    earnings per share                             14,359     14,438    14,596    14,618
                                                 ========================================

Note: Net sales and gross profit for all periods have been adjusted to comply with EITF issue 00-10, "Accounting for Shipping and Handling Fees and Costs" and EITF issue 00-14, "Accounting for Certain Sales Incentives." Income from continuing operations before income taxes was not effected.


twenty-three                        The Cooper Companies, Inc. and Subsidiaries

Management's Discussion and Analysis
 of Financial Condition and Results of Operations

Note numbers refer to the "Notes to Consolidated Financial Statements" beginning on page 37 of this report.

Results of Operations

In this section we discuss the results of our operations for fiscal 2001 and compare them with those for fiscal 2000 and 1999. We discuss our cash flows and current financial condition under "Capital Resources and Liquidity."

Effective August 1, 2001, we adopted Emerging Issues Task Force ("EITF") 00-10 "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires us to include in net sales the shipping and handling costs that we invoice to our customers, rather than treat such costs as a credit to operating expenses, which had been our policy before adoption. Effective the same date, we also adopted EITF 00-14 "Accounting for Certain Sales Incentives," which requires us to include as a reduction to net sales, rather than a charge to operating expenses, certain sales incentives offered to customers without charge. All prior periods in this report have been restated to comply with EITF 00-10 and EITF 00-14. The net effect of adopting these policies increased net sales and equally increased selling, general and administrative expenses by the amounts shown below. There was no effect on income in any period.

Increase in net sales and selling, general and administrative expenses

(In millions)

--------------------------------------------------------------------------------
                                  1997        $1.6
                                  1998        $1.7
                                  1999        $2.8
                                  2000        $3.9
                                  2001        $4.8
--------------------------------------------------------------------------------

Highlights: Fiscal Year 2001 vs. Fiscal Year 2000

      o     Net sales up 17% to $234.6 million.

      o Gross profit up 15%; gross margin down by one percentage point to 65% of net sales.

      o     Operating income up 17% to $54.8 million.
            Operating margin unchanged at 23% of net sales.

      o     Effective tax rate decreased to 29% from 30%.

      o Diluted earnings per share from continuing operations up 20% to $2.44 from $2.03.

Selected Statistical Information - Percentage of Net Sales and Growth

                                                                Percent of Sales
                                                         Years Ended October 31,
--------------------------------------------------------------------------------
                                    2001   % Growth     2000   % Growth     1999
--------------------------------------------------------------------------------
Net sales                           100%        17%     100%        20%     100%
Cost of sales                        35%        19%      34%        15%      35%
Gross profit                         65%        15%      66%        22%      65%
Selling, general
  and administrative                 38%        13%      40%        23%      39%
Research and development              2%        35%       1%        37%       1%
Amortization                          2%        23%       2%        11%       2%
Operating income                     23%        17%      23%        21%      23%

--------------------------------------------------------------------------------

Net Sales

All revenue is generated by our two business units, CooperVision ("CVI") and CooperSurgical ("CSI"):

o CVI markets a broad range of contact lenses primarily in North America and Europe.

o CSI markets diagnostic products, surgical instruments and accessories to the women's healthcare market.

Our consolidated revenue grew by 17% in 2001 and 20% in 2000. Net sales for both CVI and CSI have grown consistently over the three-year period:

                                                                          Growth
($ in millions)                              2001 vs. 2000         2000 vs. 1999
--------------------------------------------------------------------------------
Business Unit

CVI                                        $21.3       14%       $16.8       12%
================================================================================
CSI                                        $12.1       26%       $16.3       54%
================================================================================


The Cooper Companies, Inc. and Subsidiaries                        twenty-four

Management's Discussion and Analysis
 of Financial Condition and Results of Operations -- continued

2001 Compared with 2000

CVI Revenue

The contact lens market is experiencing an ongoing shift in modality away from conventional lenses designed for replacement annually, toward disposable lenses designed for replacement daily, and frequently replaced lenses designed for replacement biweekly, monthly or quarterly. We refer to the combination of disposable and frequently replaced lenses as "DPR" lenses in this report.

CVI's growth is driven by volume rather than by price. Our average selling price per lens is decreasing, reflecting the shift to DPR lenses, which are marketed in multiple lens packages.

Core Business

CVI's worldwide core business, which we define as all revenue other than sales to other contact lens suppliers ("OEM" sales), grew 15% in fiscal 2001:

                                                    %                 %       %
($ in millions)                          2001   Total      2000   Total  Growth
--------------------------------------------------------------------------------
United States                          $110.9     63%    $100.8     65%     10%
International                            62.3     35%      49.6     32%     25%
                                       -----------------------------------------
Core business                           173.2     98%     150.4     97%     15%
OEM                                       2.9      2%       4.4      3%    (34%)
                                       -----------------------------------------
Total                                  $176.1    100%    $154.8    100%     14%
                                       =========================================

--------------------------------------------------------------------------------

During 2001, the British pound, the Euro and the Canadian dollar all weakened against the U.S. dollar. In constant currency, our worldwide core business grew 17% and our international core revenue grew 30%. Our growth internationally was driven by strong results in Europe, where revenue increased 32%. We expect to continue our geographic expansion and anticipate significant revenue in Japan, through our marketing partner, Rohto, within two years.

We estimate that our growth rate was about three times that of the worldwide contact lens market and that we gained one share point, to 6.3 percent of the $2.9 billion market. Since 1997, we believe we have doubled our market share.

DPR lenses

Worldwide sales of all DPR lenses, both toric and spherical, now account for 80% of CVI's revenue. Sales of these products grew 16% in the United States and 21% worldwide.

Toric lenses

Toric lenses, prescribed to correct astigmatism, are CVI's largest product line, representing about 45% of its worldwide revenue. Overall sales of toric lenses grew 13% in fiscal 2001. The largest segment of the toric market is DPR torics, where CVI's revenue increased 23% worldwide.

New Products

During 2001, CVI introduced three new specialty lens products:

      o Frequency Multifocal, a multifocal lens designed for monthly replacement, which corrects presbyopia, an age-related vision defect.

      o Ascend, an aspheric lens designed for monthly replacement for patients with near and farsightedness. Ascend lenses are prescribed and billed by the practitioner but shipped directly to the consumer to minimize delivery time while enhancing practice revenue.

      o Frequency 55 Toric XR, designed for monthly replacement by astigmatic patients with complex vision issues.

OEM Business

As part of our business plan following the acquisition of Aspect Vision Care in fiscal 1998, we reduced our emphasis on OEM business in favor of branded products that generate higher margins. Our OEM business generated 2% of total CVI revenue in 2001 and was down 34% from the previous year.

Outlook

We believe that CVI will continue to compete successfully in the worldwide contact lens market, particularly with its DPR toric line and newer specialty products including color lenses and aspheric lenses. Market demographics are favorable, as the teenaged population, the age when most contact lens wear begins, is projected to grow dramatically in the near- to mid-term.


twenty-five                         The Cooper Companies, Inc. and Subsidiaries

Management's Discussion and Analysis
 of Financial Condition and Results of Operations -- continued

CSI Revenue

CSI revenue grew 26% in fiscal 2001. About 10% of this growth was generated by internal or organic growth, with the balance of the revenue from acquisitions completed in the last two fiscal years. Because all of our acquisitions have been accounted for as purchases, results of operations of the acquired companies are included in our consolidated results beginning on the date of acquisition. Acquisitions completed in fiscal 2001 or late in fiscal 2000 are discussed immediately below. Acquisitions completed in fiscal 2000 or late in fiscal 1999 are discussed below under "2000 compared with 1999" - "CSI Review."

In August 2001, CSI acquired Medscand Medical AB and Medscand (USA), Inc., collectively "Medscand," which develops, manufactures and markets specimen collection devices used with products that help physicians diagnose cervical cancer. Medscand had revenue of about $7 million in 2000.

In April 2001, CSI acquired the LuMax System from MedAmicus, Inc. The LuMax System had revenue of about $4 million in 2000. The LuMax System helps diagnose the cause of female incontinence, the accidental loss of urine resulting in a medical or hygienic problem. It uses patented fiber optic transducer technology to measure and monitor the physiological factors associated with female urinary function.

In October 2000, CSI acquired MedaSonics, Inc., including its line of hand-held and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties. The Doppler line of products had revenue of about $4 million in 1999.

Demographics

Favorable demographic trends also drive CSI's business. The women of the "baby-boomer" generation are reaching the age when gynecological procedures are performed most frequently, and CSI has, through both acquisition and internal development, built an extensive product line for the Ob/Gyn.

Outlook

We anticipate that CSI will continue its market consolidation strategy for women's healthcare.

2000 Compared with 1999

CVI

CVI's worldwide core business grew 16% in fiscal 2000:

                                                    %                 %        %
($ in millions)                          2000   Total      1999   Total   Growth
--------------------------------------------------------------------------------

United States                          $100.8     65%    $ 85.0     62%     19%
International                            49.6     32%      44.3     32%     11%
                                       -----------------------------------------
Core business                           150.4     97%     129.3     94%     16%
OEM                                       4.4      3%       8.8      6%    (49%)
                                       -----------------------------------------
Total                                  $154.8    100%    $138.1    100%     12%
                                       =========================================

--------------------------------------------------------------------------------

The 11% growth in International includes the negative effect on reported revenue of weakness in the pound sterling and the Euro. In constant currency, our core business grew 19% and our international revenue grew by 18%.

In the United States, the largest contact lens market in the world, CVI revenue grew 19% to $100.8 million, improving its share of the market to 8.5%. U.S. sales of toric lenses continued to drive CVI's sales gains, growing 19% in 2000, or about six times faster than the total U.S. contact lens market.

The DPR toric market grew about 27% for the nine months ended September 30, 2000 and continues to be the fastest growing category in the U.S. contact lens market. Sales of CVI's DPR torics grew 32% in the U.S., led by Frequency 55 Toric and Encore Toric. CVI believes that it holds a 34% share of this market segment.

Internationally, revenue grew 11% - 18% in constant currency. In 2000, we acquired former distributors in Sweden and Spain and have a direct presence in five overseas countries. Our operations in Canada, where we hold an overall number two market share position, and Italy generated particularly strong results.

In 2000, CVI introduced three new specialty lenses:

      o Frequency Aspheric - Designed to improve visual acuity in low light conditions and correct low levels of astigmatism.

      o Frequency Colors - Opaque and color enhancing lenses that change eye appearance. Cosmetic lenses are the second fastest growing specialty market segment, behind toric lenses.

      o Encore Toric - A cast-molded toric lens competing in the two-week segment of the U.S. DPR toric market.


The Cooper Companies, Inc. and Subsidiaries                         twenty-six

Management's Discussion and Analysis
 of Financial Condition and Results of Operations -- continued

OEM sales decreased 49% in 2000. We expect this trend to continue as our product mix shifts toward higher margin branded products.

CSI

CSI revenue grew 54%:

      o 50% due to recent acquisitions of products from BEI Medical Systems, Inc. and Leisegang Medical, Inc.

      o     4% due to growth of existing products ("organic growth").

The FemExam pH and Amines TestCard System as well as the Cerveillance Digital Colposcope line continued to exceed expectations. We believe that CSI is now the largest manufacturer of in-office gynecological devices used in the women's healthcare market.

In December 1999, CSI acquired a well-known line of uterine manipulators and other products for the gynecologist's office from BEI Medical Systems Company, Inc. ("BEI"). BEI products generated annual revenue of about $8 million in 1999.

At the end of January 2000, CSI completed the acquisition of products from Leisegang Medical, Inc. ("Leisegang"). The products acquired include diagnostic and surgical instruments: colposcopes, instruments to perform loop electrosurgical excision procedures, hand-held gynecological instruments, specula and cryosurgical systems. Many of these products are disposable, including the Sani-Spec line of plastic specula, Leisegang's largest product group. Leisegang had annual revenue of about $11 million in 1999.

Cost of Sales/Gross Profit

                                                     Gross Profit % of Net Sales
                                              2001           2000           1999
--------------------------------------------------------------------------------
CVI                                            69%            70%            67%
CSI                                            55%            55%            57%
Consolidated                                   65%            66%            65%
--------------------------------------------------------------------------------

CVI's gross margin decreased one percentage point from fiscal 2000 levels primarily due to our expansion in international markets through distributors, which have lower margins. Before our May 2001 acquisition of CL Tinters, we were paying higher, pre acquisition prices for opaque lenses. All pre acquisition inventory has now been utilized, and the margin on our sales of opaque lenses has increased.

For fiscal 2002, we anticipate that CVI's gross margin will be in the range of 67% to 68% of revenue, assuming the successful implementation of these business strategies currently in progress:

      o Significantly increased sales to our distributors in Japan, France and Germany. Sales to distributors typically generate gross margins below those generated by sales directly to optometrists and ophthalmologists. Corresponding lower operating costs typically offset the lower gross margins, because we leverage distributors' infrastructures. Accordingly, operating margins would typically not change materially.

      o A significant increase in sales into retail channels of distribution that, although potentially generating lower gross margins, would provide attractive operating margins.

      o     Ongoing improvements in manufacturing efficiency.

Because we manufacture a significant amount of our inventory in England, CVI's gross margins tend to decrease when the British pound strengthens significantly against the U.S. dollar, and conversely, tend to improve when the pound weakens.

CSI's gross margin was 55% of sales in both 2000 and 2001, down from the 57% in 1999 reflecting primarily the lower margins of certain products that CSI acquired while executing its strategy to consolidate the women's healthcare market. Looking to fiscal 2002, we do not expect that CSI margins will increase or decrease significantly. We expect that further integration of recently completed acquisitions, which will tend to increase margins, potentially will be offset by recent and future acquisitions and other alliances that may tend to reduce margins.

Selling, General and Administrative Expense ("SGA")

(In millions)                                       2001        2000        1999
--------------------------------------------------------------------------------
CVI                                                $65.1       $56.6       $47.9
CSI                                                 18.0        16.0        10.4
Headquarters                                         6.7         6.7         6.3
                                                   -----------------------------
                                                   $89.8       $79.3       $64.6
                                                   =============================

Consolidated SGA increased by 13% in 2001 and 23% in 2000. As a percentage of net sales, consolidated SGA was 38%, 39% and 38% in fiscal 2001, 2000 and 1999, respectively.


twenty-seven                        The Cooper Companies, Inc. and Subsidiaries

Management's Discussion and Analysis
 of Financial Condition and Results of Operations -- continued

SGA at CVI increased by 15% in 2001 and 18% in 2000. The increases in both periods resulted primarily from selling, promotion and distribution costs to launch new products. Also in 2001, we incurred about $1.1 million in nonrecurring SGA associated with severance and start up costs of a new information system. As a percentage of net sales, SGA at CVI was 37% in 2001 and 2000 and 35% in 1999.

SGA increased at CSI in 2001 by 12% over 2000, significantly more slowly than sales, which grew 26%. Reported SGA in fiscal 2001 includes about $800,000 of one-time charges for facility relocation and acquisition integration costs.

CSI's SGA in 2000 grew by 55% over 1999 reflecting additional costs associated with acquisitions that contributed all but 4% of CSI's 54% revenue growth.

Headquarters SGA decreased to 2.9% of consolidated revenue from 3.3% in 2000 and 3.8% in 1999, when we resolved certain legal issues. We anticipate that Headquarters' SGA will continue to grow more slowly than consolidated revenue.

Research and Development Expense

Research and development expense was 2% of net sales in fiscal 2001 and 1% of net sales in 2000 and 1999: $3.7 million in 2001, $2.7 million in 2000 and $2 million in 1999.

We expect that research and development spending will remain stable as a percentage of net sales, as we continue to focus on acquiring products that can be marketed immediately or in the short-term, rather than on longer-term, higher-risk research and development projects.

Amortization of Intangibles

Amortization of intangibles was $5.2 million in 2001, $4.2 million in 2000 and $3.8 million in 1999. The increase in each year reflects the effect of acquisition activity during the three-year period.

Amortization of intangibles will decrease dramatically in 2002 and beyond because, as a result of adopting a new accounting principle, we will no longer amortize goodwill. We estimate that the effect of not amortizing goodwill will add about 20 cents to our diluted earnings per share for fiscal 2002 (see Note 1 under "New accounting pronouncements").

Operating Income

Operating income has improved by $16 million between 1999 and 2001:

                                                        Years Ended October 31,
(In millions)                                    2001         2000         1999
--------------------------------------------------------------------------------
CVI                                             $51.4        $47.3        $40.8
CSI                                              10.1          6.3          4.3
Headquarters                                     (6.7)        (6.7)        (6.3)
                                                --------------------------------
                                                $54.8        $46.9        $38.8
                                                ================================
Percent growth                                    17%          21%
                                                ==================

Settlement of Disputes, Net

In 2000, we recorded a charge to income of $653,000 to settle a dispute with a German distributor, including the write-off of a related investment in a joint venture.

Other Income, Net

                                                         Years Ended October 31,
(In thousands)                                     2001        2000        1999
--------------------------------------------------------------------------------
Interest income                                 $   443       $ 499       $ 375
Gain on Litmus/Quidel
  transaction                                       719          --          --
Foreign exchange gain (loss)                         34        (256)       (325)
Gain on swap contract                                --         240          --
Other                                               (88)        172         181
                                                --------------------------------
                                                $ 1,108       $ 655       $ 231
                                                ================================

In the first quarter of 2001, Quidel Corporation acquired Litmus Concepts, Inc., through an exchange of common stock. At the time, we owned about 10% of Litmus. As a result of this transaction, we recorded a gain of $719,000, representing the amount by which the recorded value of the Quidel shares we received exceeded the carrying value of our investment in Litmus at that time.

In 2000, we repaid the Midland Bank loan and cancelled an interest rate swap, realizing a gain of $240,000.


The Cooper Companies, Inc. and Subsidiaries                       twenty-eight

Management's Discussion and Analysis
 of Financial Condition and Results of Operations -- continued

Interest Expense

Interest expense was $3.7 million in 2001, $4.7 million in 2000 and $6.3 million in fiscal 1999. The decreases generally reflect lower interest rates in 2001 and debt repayments funded by operating cash flow and cash received from the sale of Hospital Group of America ("HGA").

Provision for Income Taxes

We implemented a global tax plan in 1999 to minimize both the taxes reported in our income statement and the actual taxes we will have to pay once we fully use the benefits of our net operating loss carryforwards ("NOL's"). The global tax plan consists of a restructuring of the legal ownership structure for the CooperVision foreign sales and manufacturing subsidiaries. The stock of those subsidiaries is now owned directly or indirectly by a single foreign holding company, which centrally directs much of the activities of these subsidiaries. The foreign holding company has applied for and received the benefits of a reduced tax rate under a special tax regime available in its country of residence. Assuming no major acquisitions or large stock issuances, we currently expect that this plan will extend the cash flow benefits of the NOL's through 2004, and that actual cash payments of taxes will average less than 5% of pretax profits over this period.

Income from Discontinued Operations

Income from discontinued operations is income derived from HGA, which we declared a discontinued operation in October 1998. The reported income of $129,000 for the fiscal year ended 1999 is net of income tax expense of $66,000.

Gain from Disposal of Discontinued Operations

In 1998, we wrote down HGA's net assets by $22.3 million to the then estimated fair market value in anticipation of the sale of the business. In 1999, we revised our estimated loss by $3 million to $19.3 million.

Capital Resources & Liquidity

Year 2001 Highlights:

      o     Operating cash flow $25.6 million vs. $41 million in 2000.

      o Cash flow (pretax income from continuing operations plus depreciation and amortization) per diluted share $4.14 vs. $3.51 in 2000.

      o Closed three major acquisitions and made contractual payments for prior acquisitions and paid other acquisition costs totaling $48.2 million.

      o Expenditures for purchases of property, plant and equipment $16.8 million vs. $14.7 million in 2000.

      o Increased credit facility with KeyBank from $50 million to $75 million, retaining favorable interest rates.

Comparative Statistics:

                                                                     October 31,
($ in Millions)                                                2001        2000
--------------------------------------------------------------------------------
Cash and cash equivalents                                    $ 12.9      $ 14.6
Total assets                                                 $396.8      $322.6
Working capital                                              $ 87.2      $ 47.4
Total debt                                                   $ 68.8      $ 48.4
Stockholders' equity                                         $256.3      $198.4
Ratio of debt to equity                                      0.27:1      0.24:1
Debt as a percentage of total
  capitalization                                                21%         20%
--------------------------------------------------------------------------------

Operating Cash Flows

Our major source of liquidity continues to be cash flow from operating activities. Operating cash flow for fiscal 2001 was $25.6 million vs. $41 million in 2000. Operating cash flow provided by income before non-cash charges increased 23% from $49 million to $60.2 million. Also, current year operating cash flow included $2.1 million representing the tax benefit associated with stock option exercises. These favorable events, however, were outweighed by an increased investment in inventory and receivables totaling $32.6 million. Receivables increased by $21 million in 2001, including about $13 million of receivables at CVI not collected in the fourth quarter because of delays in billings associated with the implementation of a new accounting system. Most of these amounts are expected to be collected in the first quarter of 2002. Receivables also increased due to our increased international business, particularly with distributors, who typically withhold payment until they have collected their own receivables, resulting in a longer payment cycle. Inventories increased by $11.6 million reflecting primarily new product rollouts and an increase in our buffer stock to improve service levels. On December 31, 2001 and December 31, 2001, we paid $4.0 Million and $3.5 million respectively to Medical Engineering Corporation as part of a settlement of a dispute (see
Note 11).


twenty-nine                         The Cooper Companies, Inc. and Subsidiaries

Management's Discussion and Analysis
 of Financial Condition and Results of Operations -- continued

Investing Cash Flows

Our investing activities resulted in uses of cash of $65.2 million in 2001 and $40.6 million in 2000. In each period, the indicated use of cash was driven by expenditures we made for acquisitions and capital expenditures, the latter of which were associated with the expansion of our manufacturing facilities and new information system. We spent a total of $65 million and $39.1 million on these items in 2001 and 2000, respectively.

Financing Cash Flows

Our financing activities provided cash of $38 million in 2001 and used cash of $7.2 million in 2000.

The cash generated in 2001 was driven by $18.9 million of stock option exercises and a net increase in debt of about $20 million to primarily fund acquisitions.

In 2000, we refinanced about $18 million of the debt raised in 1998 to fund an acquisition. We funded most of the $18 million drawing on our KeyBank line of credit, which carried a lower effective interest rate. We also repaid approximately $12.7 million of debt in 2000.

Risk Management (see Note 7)

We are exposed to risks caused by changes in foreign currency exchange rates, principally debt denominated in pounds sterling and from overseas operations denominated in foreign currencies. We have hedged most of the debt by entering into contracts to buy sterling forward. We are also exposed to risk associated with changes in interest rates, as the interest rate on certain of our debt varies with the London Interbank Offered Rate ("LIBOR").

Outlook

We believe that cash and cash equivalents on hand of $12.9 million plus cash from operating activities and funds available from our KeyBank line of credit will fund future operations, capital expenditures, cash dividends, required debt repayments, payments required to Medical Engineering Corporation (see Note 11), and smaller acquisitions. During the third quarter, in order to afford increased flexibility for larger potential transactions, we expanded our line of credit with KeyBank from $50 million to $75 million, while retaining a favorable interest rate - LIBOR plus additional basis points (75 at October 31, 2001) depending on internal ratios. The current interest rate for 3-month LIBOR is about 2.2% per annum in the United States. Funds will be used, as required, to fund acquisitions and eventually to repay debt carrying higher interest rates. At October 31, 2001, we had $38.9 million available under the KeyBank line of credit. The funds required to finance the acquisition of Biocompatibles International plc's eye care business (see Note 13) will be provided by a combination of funds available under our current line of credit with KeyBank, and a note payable to the sellers. We are negotiating a new line of credit with KeyBank as agent, which we expect to use to repay the sellers note and to fund potential future acquisitions.

Inflation and Changing Prices

Inflation has not had any appreciable effect on our operations in the last three years.

New Accounting Pronouncements (See Note 1)

Forward-Looking Statements

Some of the information included in this annual report contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include certain statements pertaining to our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, and anticipated market conditions and results of operations are forward-looking statements. To identify forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These, and all forward-looking statements, necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

Events, among others, that could cause actual results and future actions to differ materially from those described by or contemplated in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, the impact of an undetected virus on our computer systems, acquisition integration delays or costs, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, regulatory issues, changes in tax laws, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, changes in accounting principles or estimates, and other factors described in our Securities and Exchange Commission filings, including the "Business" section in our Annual Report on Form 10-K for the year ended October 31, 2001. We caution investors that forward looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.


The Cooper Companies, Inc. and Subsidiaries                             thirty

Independent Auditors' Report

The Board of Directors and Stockholders   The Cooper Companies, Inc:

We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                              KPMG LLP

San Francisco, California
December 10, 2001

Management's Statement Regarding Financial Reporting

We prepared the financial statements in this annual report according to accounting principles generally accepted in the United States of America, and we are responsible for them. They include estimates based on our informed judgment.

Our accounting systems include controls to reasonably assure the safeguarding of Cooper's assets and the production of financial statements that conform to accounting principles generally accepted in the United States of America. We supplement these by hiring and retaining qualified personnel and by providing for appropriate separation of duties. Other financial information in this report has been derived from the same books and records used to prepare our financial statements and are subject to the same system of financial controls.

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

KPMG LLP has been the Company's independent certified public accountant since 1980, when the Company incorporated. KPMG provides an objective, independent review of the fairness of reported operating results and financial position.


A. Thomas Bender                          Robert S. Weiss

A. Thomas Bender                          Robert S. Weiss
President and Chief                       Executive Vice President, Treasurer
Executive Officer                         and Chief Financial Officer


thirty-one                          The Cooper Companies, Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except per share amounts)                          Years Ended October 31,
                                                             2001        2000        1999
------------------------------------------------------------------------------------------
Net sales                                                $234,572   $ 201,217    $168,155
Cost of sales                                              81,204      68,100      59,009
                                                         ---------------------------------
Gross profit                                              153,368     133,117     109,146
Selling, general and administrative expense                89,770      79,324      64,561
Research and development expense                            3,658       2,711       1,977
Amortization of intangibles                                 5,182       4,213       3,797
                                                         ---------------------------------
Operating income                                           54,758      46,869      38,811
                                                         ---------------------------------
Other income, net                                           1,108         655         231
Interest expense                                            3,738       4,744       6,330
Settlement of disputes, net                                    --         653          --
                                                         ---------------------------------
Income from continuing operations before
  income taxes                                             52,128      42,127      32,712
Provision for income taxes                                 14,992      12,727      10,711
                                                         ---------------------------------
Income from continuing operations                          37,136      29,400      22,001
Discontinued operations, net of taxes:
  Income                                                       --          --         129
Gain from disposal                                             --          --       2,970
                                                         ---------------------------------
                                                               --          --       3,099
                                                         ---------------------------------
Income before cumulative effect of change
  in accounting principle                                  37,136      29,400      25,100
Cumulative effect of change in accounting
  principle, net of tax benefit of $218                        --        (432)         --
                                                         ---------------------------------
Net income                                               $ 37,136   $  28,968    $ 25,100
                                                         =================================

Basic earnings per share:
  Continuing operations                                  $   2.50   $    2.07    $   1.56
  Discontinued operations                                      --          --        0.22
  Cumulative effect of change in accounting principle          --       (0.03)         --
                                                         ---------------------------------

Earnings per share                                       $   2.50   $    2.04    $   1.78
                                                         =================================

Diluted earnings per share:
  Continuing operations                                  $   2.44   $    2.03    $   1.54
  Discontinued operations                                      --          --        0.21
  Cumulative effect of change in accounting principle          --       (0.03)         --
                                                         ---------------------------------

  Earnings per share                                     $   2.44   $    2.00    $   1.75
                                                         =================================
  Number of shares used to compute earnings per share:
    Basic                                                  14,837      14,188      14,098
                                                         =================================
    Diluted                                                15,246      14,510      14,312
                                                         =================================

See accompanying notes to consolidated financial statements.


The Cooper Companies, Inc. and Subsidiaries                         thirty-two

Consolidated Balance Sheets

(In thousands)                                                         October 31,
Assets                                                           2001         2000
-----------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                 $  12,928    $  14,608
  Accounts receivable, less allowances of $1,966 in 2001
    and $2,440 in 2000                                         55,318       33,058
  Inventories                                                  51,153       38,219
  Deferred tax assets                                          17,308       17,800
  Marketable securities                                         7,982           --
  Prepaid expenses and other current assets                    10,516        9,000
                                                            -----------------------
     Total current assets                                     155,205      112,685
                                                            -----------------------
Property, plant and equipment, at cost                         85,322       67,216
  Less accumulated depreciation and amortization               24,294       19,283
                                                            -----------------------
                                                               61,028       47,933
                                                            -----------------------
Goodwill and other intangibles, net                           145,622      110,854
Deferred tax assets                                            31,246       42,979
Other assets                                                    3,748        8,114
                                                            -----------------------
                                                            $ 396,849    $ 322,565
                                                            =======================
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term debt                                           $   8,249    $   8,094
  Accounts payable                                             11,149        7,733
  Employee compensation and benefits                            6,609        6,652
  Accrued acquisition costs                                    16,378       18,900
  Accrued income taxes                                          7,688        8,033
  Other accrued liabilities                                    17,900       15,863
                                                            -----------------------
     Total current liabilities                                 67,973       65,275
                                                            -----------------------
Long-term debt                                                 60,553       40,257
Other noncurrent liabilities                                   12,039       18,595
                                                            -----------------------
     Total liabilities                                        140,565      124,127
                                                            -----------------------
Commitments and contingencies (see Note 11)
Stockholders' equity:
  Preferred stock, 10 cents par value, shares authorized:
    1,000;  zero shares issued or outstanding
  Common stock, 10 cents par value, shares authorized:             --           --
    40,000; issued: 15,880 and 15,189 at October 31,
    2001 and 2000, respectively                                 1,588        1,519
  Additional paid-in capital                                  278,459      257,994
  Less:
    Accumulated other comprehensive loss                       (3,305)      (3,558)
    Deferred compensation                                        (145)        (129)
    Accumulated deficit                                       (10,112)     (46,210)
    Treasury stock at cost: 665 and 729 shares at
      October 31, 2001 and 2000, respectively                 (10,201)     (11,178)
                                                            -----------------------
  Stockholders' equity                                        256,284      198,438
                                                            -----------------------
                                                            $ 396,849    $ 322,565
                                                            =======================

See accompanying notes to consolidated financial statements.


thirty-three                        The Cooper Companies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)                                            Years Ended October 31,
                                                     2001        2000        1999
----------------------------------------------------------------------------------
Cash flows from operating activities:

Net income                                       $ 37,136    $ 28,968    $ 25,100
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Deferred income taxes                          12,895      10,894       6,790
    Depreciation expense                            5,806       4,521       4,561
    Provision for doubtful accounts                   251         426       1,273
    Amortization expense                            5,182       4,213       3,879
    (Gain) loss from disposal of
      discontinued operations                          --          --      (2,970)
Change in operating assets and
  liabilities excluding effects
  from acquisitions:
    Receivables                                   (20,982)     (4,314)     (3,086)
    Inventories                                   (11,581)     (2,150)     (3,116)
    Other assets                                   (1,721)       (471)      1,703
    Accounts payable                                2,499       1,339      (2,657)
    Accrued liabilities                              (566)      3,644        (864)
    Income taxes payable                             (200)     (3,042)       (619)
    Other long-term liabilities                    (3,500)     (3,000)     (2,500)
    Other                                              --          --         204
                                                 ---------------------------------
Cash provided by operating activities              25,619      41,028      27,698
                                                 ---------------------------------

Cash flows from investing activities:

Cash flows from investing activities:
Acquisitions of assets and businesses             (48,217)    (24,444)         --
Disposition of discontinued operations                 --          --      28,685
Disposition costs paid                               (234)     (1,455)     (3,412)
Purchases of property, plant and
  equipment                                       (16,757)    (14,665)    (10,121)
Sale of marketable securities                          --          --       5,419
Other                                                  --          --        (415)
                                                 ---------------------------------
  Cash provided (used) by investing activities    (65,208)    (40,564)     20,156
                                                 ---------------------------------

See accompanying notes to consolidated financial statements.


The Cooper Companies, Inc. and Subsidiaries                        thirty-four

Consolidated Statements of Cash Flows - Concluded

(In thousands)                                                Years Ended October 31,
                                                         2001        2000        1999
--------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from long-term line of credit               $ 32,839    $ 23,658    $  8,568
Repayment of long-term line of credit                 (11,000)    (16,500)    (30,368)
Principal payments on long-term obligations            (2,092)    (19,881)     (7,145)
Proceeds from long-term borrowings                         10          --       2,965
Net borrowings under short-term agreements                355       3,566          --
Purchase of treasury stock                                 --          --      (7,345)
Exercise of warrant and stock options                  18,912       3,078         948
Dividends on common stock                              (1,038)     (1,134)       (561)
Short-term debt payment                                    --          --      (2,142)
Other                                                      --          --         514
                                                     ---------------------------------
Cash provided (used) by financing activities           37,986      (7,213)    (34,566)
                                                     ---------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                        (77)        435         301
Net increase (decrease) in cash and cash
  equivalents                                          (1,680)     (6,314)     13,589
Cash and cash equivalents at beginning
  of year                                              14,608      20,922       7,333
                                                     ---------------------------------
Cash and cash equivalents at end of year             $ 12,928    $ 14,608    $ 20,922
                                                     =================================

Supplemental disclosures of cash flow information:
  Cash paid for:
  Interest (net of amounts capitalized)              $  3,179    $  4,130    $  7,248
                                                     =================================
  Income taxes                                       $  1,534    $  4,480    $  2,116
                                                     =================================

Supplemental disclosure of noncash investing and financing activities:

Issuance of stock and debt for acquisitions               302       6,192          --

See accompanying notes to consolidated financial statements.


thirty-five                         The Cooper Companies, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands)                                          Years Ended October 31,
                                                    2001        2000       1999
--------------------------------------------------------------------------------
Net income                                      $ 37,136    $ 28,968    $25,100
Other comprehensive income (loss):
  Foreign currency translation adjustment           (194)     (2,963)        71
  Change in value of derivative instruments         (741)         --         --
  Unrealized gain on marketable securities,
    net of tax of $640                             1,188          --         --
                                                --------------------------------
                                                     253      (2,963)        71
                                                --------------------------------
Comprehensive income                            $ 37,389    $ 26,005    $25,171
                                                ================================

Analysis of changes in accumulated other comprehensive loss:

                               Foreign      Change in     Unrealized
                              Currency       Value of        gain on
                           Translation     Derivative     Marketable
                            Adjustment    Instruments     Securities         Total
-----------------------------------------------------------------------------------
Balance October 31, 1998   $      (666)   $        --    $        --   $      (666)
1999 activity                       71             --             --            71
                           --------------------------------------------------------
Balance October 31, 1999          (595)            --             --          (595)
2000 activity                   (2,963)            --             --        (2,963)
                           --------------------------------------------------------
Balance October 31, 2000        (3,558)            --             --        (3,558)
2001 activity                     (194)          (741)         1,188           253
                           --------------------------------------------------------
Balance October 31, 2001   $    (3,752)   $      (741)   $     1,188   $    (3,305)
                           ========================================================

See accompanying notes to consolidated financial statements.


The Cooper Companies, Inc. and Subsidiaries                         thirty-six

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

Foreign Currency Translation

We translate assets and liabilities of our operations located outside the United States into U.S. dollars at prevailing year-end exchange rates. We translate income and expense accounts at weighted average rates for each year. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location's functional currency in net income for each period. Net foreign exchange gain (loss) included in the determination of net income for the years ended October 31, 2001, 2000 and 1999 was $34,000, ($256,000) and ($325,000), respectively.

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

Revenue Recognition

In general, we recognize revenue upon shipment of our products, when risk of ownership transfers to our customers. We record, based on historical statistics, appropriate provisions for shipments to customers who have the right of return.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost, which approximates market value.

Inventories, at the Lower of Average Cost or Market

                                                                    October 31,
(In thousands)                                            2001             2000
--------------------------------------------------------------------------------
Raw materials                                          $ 9,889          $ 9,740
Work-in-process                                          8,491            6,056
Finished goods                                          32,773           22,423
                                                       -------------------------
                                                       $51,153          $38,219
                                                       =========================

Property, Plant and Equipment, at Cost

                                                                    October 31,
(In thousands)                                            2001             2000
--------------------------------------------------------------------------------
Land and improvements                                  $ 1,348          $ 1,343
Buildings and improvements                              13,441           11,371
Machinery and equipment                                 70,533           54,502
                                                       -------------------------
                                                       $85,322          $67,216
                                                       =========================


thirty-seven                        The Cooper Companies, Inc. and Subsidiaries

We compute depreciation using the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. We amortize leasehold improvements over their estimated useful lives or the period of the related lease, whichever is shorter. We depreciate buildings over 35 to 40 years and machinery and equipment over 3 to 15 years.

We expense costs for maintenance and repairs and capitalize major replacements, renewals and betterments. We eliminate the cost and accumulated depreciation of depreciable assets retired or otherwise disposed of from the asset and accumulated depreciation accounts and reflect any gains or losses in operations for the period.

Amortization of Intangibles

We amortize intangible assets (primarily goodwill of $131.7 million and $96.9 million at October 31, 2001 and 2000) on a straight-line basis over periods of up to 40 years through the end of fiscal 2001 (see New Accounting Pronouncements in this Note 1). In addition, we assess the recoverability of goodwill and other long-lived assets by determining whether the amortization of the related balance over its remaining life is recovered through reasonably expected undiscounted future cash flows. Accumulated amortization at October 31, 2001 and 2000 was $19.6 million and $16.9 million, respectively. We evaluate amortization periods of intangibles to determine whether later events and circumstances warrant revised estimates of useful lives. To date, no such adjustments have been required.

Earnings Per Share ("EPS")

We determine basic EPS by using the weighted average number of shares outstanding and then add outstanding dilutive stock warrants and options to determine diluted EPS (see Note 4).

Stock-Based Compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock option plans. As allowed by SFAS 123, we continue to measure compensation expense under Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued to Employees," and related interpretations (see Note 9).

New Accounting Pronouncements

Adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities": We adopted SFAS 133 at the beginning of 2001. In accordance with SFAS 133, we have recorded all derivative instruments at fair value on our consolidated condensed balance sheet. Because all of our transactions that included derivatives met the specific hedging criteria set out in SFAS 133, the $741,000 reduction in fair value for the fiscal year was recorded as a charge against other comprehensive income and did not reduce net income for the period.

New Accounting Standards: In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase business combination must meet to be recorded separately from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead must be tested for impairment at least annually. There will be no change in the accounting for intangible assets with definite useful lives.

We were required to adopt SFAS 141 for acquisitions initiated after June 30, 2001, and we plan to adopt SFAS 142 effective November 1, 2001. Goodwill arising from the business combination we completed between July 1, 2001 and October 31, 2001 was not amortized, but was evaluated for impairment in accordance with current accounting principles generally accepted in the United States of America. Goodwill arising from business combinations completed before July 1, 2001 was amortized through October 31, 2001.

In accordance with SFAS 142, during the first quarter ending January 31, 2002 of our 2002 fiscal year, we will:

      o Evaluate the balance of goodwill and other intangible assets recorded on our balance sheet as of October 31, 2001 and make any necessary reclassifications required to conform to the new criteria in SFAS 141 for recognition apart from goodwill.


The Cooper Companies, Inc. and Subsidiaries                       thirty-eight

o Reassess the useful lives and residual values of all acquired intangible assets and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, for any intangible assets (other than goodwill) identified as having indefinite useful lives, we will test such assets for impairment in accordance with SFAS 142. Any impairment loss would be measured as of November 1, 2001 and recorded as the cumulative effect of a change in accounting principle.

As of November 1, 2001, we will also test goodwill for impairment under SFAS
142. We will have up to six months from November 1, 2001 to determine the fair value of each reporting unit and compare it to the carrying amount. If a reporting unit's carrying amount exceeds its fair value, we would then perform the second step of the transitional impairment test by comparing the implied fair value of the reporting unit's goodwill against the recorded amount. This second step is required to be completed as soon as possible, but no later than October 31, 2002. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle.

As of October 31, 2001, we had unamortized goodwill of $131.7 million and unamortized identifiable intangible assets in the amount of $13.9 million, all of which will be evaluated under the provisions of SFAS 141 and 142. Amortization expense related to goodwill was $4.1 million, $3 million and $2.4 million for the years ended October 31, 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting SFAS 141 and 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized. If no impairment losses require recognition, we estimate that our diluted earnings per share in fiscal 2002 will improve by about 20 cents, due to the non-amortization of goodwill.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 is to be adopted for fiscal years beginning after December 15, 1999. We adopted SAB 101 in the fourth quarter of fiscal 2001, and there was no material effect on our consolidated financial statements.

In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." This issue, which became effective for us in the fourth quarter of fiscal 2001, addressed the income statement classification for shipping and handling fees and costs by companies. The impact of EITF 00-10 upon its implementation, resulted in a reclassification that increased revenue and selling, general and administrative expenses by $5.3 million, $4.6 million and $3.7 million in fiscal 2001, 2000 and 1999, respectively, with no effect on operating income.

In May 2000, the EITF reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." This issue, which became effective for us in the fourth quarter of fiscal 2001, addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or are exercisable by a customer as a result of, a single exchange transaction. The impact of EITF 00-14 upon its implementation, resulted in a reclassification that decreased both revenue and selling, general and administrative expenses by $464,000, $723,000 and $888,000 in fiscal 2001, 2000 and 1999, respectively, with no effect on operating income.


thirty-nine                         The Cooper Companies, Inc. and Subsidiaries

Note 2. Acquisitions

All acquisitions disclosed here have been accounted for as purchases. Accordingly, results of operations for acquired companies are included in our consolidated results of operations from the date of acquisition.

Acquisition of Medscand Medical

On August 27, 2001, CSI purchased Medscand Medical AB, a Swedish corporation, and Medscand (USA), Inc., an affiliated company (collectively, "Medscand"). Medscand develops, manufactures and markets specimen collection products that are used to help physicians diagnose cervical cancer.

Cooper paid $12 million for Medscand, whose products had revenue of about $7 million (unaudited) in 2000. This acquisition was accounted for under SFAS Nos. 141 and 142 (see Note 1, under "New Accounting Pronouncements"). In the purchase price allocation, $10.4 million has been ascribed to goodwill, which is not being amortized, with other intangible assets of $450,000 being amortized over 5-7 years.

Medscand markets its products to clinicians, clinics, hospitals, laboratories and test manufacturers throughout the world. About 85 percent of Medscand's revenue is generated in the United States. Its products are used in the top 25 cancer centers in the United States.

Acquisition of CL Tinters Oy

On May 29, 2001, Cooper's CVI unit completed the acquisition of privately held CL-Tinters Oy ("CLT"), a leading manufacturer of cosmetic contact lenses, who also applies the color tints to CVI's aspheric cosmetic contact lenses. The total acquisition cost was about $27 million, including $14 million cash paid at closing, future payments and other costs associated with the acquisition. Initial purchase price allocation has been established at $1 million for patents and $23.2 million for goodwill and was amortized over 40 years, through the end of fiscal 2001 (see Note 1, under "New Accounting Pronouncements").

Based in Helsinki, Finland, CLT had annual revenue of about $4 million (unaudited) before the acquisition, marketing its products through distributors in Europe and the Far East.

Acquisition of LuMax Product Line from MedAmicus

On April 25, 2001, CSI completed the purchase of the LuMax System from MedAmicus, Inc. Cooper paid approximately $4 million in cash at closing, with $700,000 due at a later date, for the LuMax System that had revenue of about $4 million (unaudited) in 2000. Of the $4.7 million purchase price, $3.6 million has initially been ascribed to goodwill and was amortized over 20 years, through the end of fiscal 2001 (see Note 1, under "New Accounting Pronouncements").

Gynecologists purchase over 80 percent of LuMax Systems, with revenue split about equally between monitors and disposable catheters.

MedaSonics Acquisition

On October 18, 2000, CSI acquired MedaSonics, Inc., including its line of handheld and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties.

We paid cash of $500,000 and issued 162,290 shares of our common stock, having a market value of $5.6 million at the closing. An additional 19,721 shares were paid subsequent to closing, and 7,117 shares will be issued on the second anniversary date of the acquisition.

Goodwill has been recorded at $5.4 million and was being amortized over 20 years, through the end of fiscal 2001 (see Note 1, under "New Accounting Pronouncements").


The Cooper Companies, Inc. and Subsidiaries                              forty

Leisegang Acquisition

On January 31, 2000, we acquired a group of women's healthcare products (the "Leisegang Business") from NetOptix Corporation for approximately $10 million in cash at closing, plus in May 2000, an additional $250,000. Before the acquisition, the Leisegang Business had annual revenue (unaudited) of more than $11 million from operations in the U.S., Germany and Canada.

The Leisegang Business consists of diagnostic and surgical instruments including colposcopes, instruments to perform loop electrosurgical excision procedures, hand-held gynecological instruments, disposable specula and cryosurgical systems. Many of these products are disposable, including the Sani-Spec line of plastic specula, its largest product group.

Goodwill has been recorded at $5.4 million and was being amortized over 20 years, through the end of fiscal 2001 (see Note 1, under "New Accounting Standards").

BEI Acquisition

On December 8, 1999, we acquired a group of women's healthcare products from BEI Medical Systems Company, Inc., including uterine manipulators and other products for the gynecological surgery market, for approximately $10.3 million in cash. Most of these products are disposable. Physicians use them in both their offices and in hospitals.

Goodwill has been recorded at $8.4 million and was being amortized over 20 years, through the end of fiscal 2001 (see Note 1, under "New Accounting Standards").

--------------------------------------------------------------------------------

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

HGA's patient revenues were $20.8 million for the fiscal year ended October 31, 1999.


forty-one                           The Cooper Companies, Inc. and Subsidiaries

Note 4.  Earnings Per Share

                                                        Years Ended October 31,
(In thousands, except per share amounts)         2001         2000         1999
--------------------------------------------------------------------------------
Income from continuing operations             $37,136     $ 29,400      $22,001
Discontinued operations, net of
  income taxes                                     --           --        3,099
Cumulative effect of change in
  accounting principle, net of
  taxes of $218                                    --         (432)          --
                                              ----------------------------------
Net income                                    $37,136     $ 28,968      $25,100
                                              ==================================

Basic:
Weighted average common shares                 14,837       14,188       14,098
                                              ==================================
Basic earnings per common share:
  Continuing operations                       $  2.50     $   2.07      $  1.56
  Discontinued operations                          --           --         0.22
  Cumulative effect of change in
    accounting principle                           --        (0.03)          --
                                              ----------------------------------
Basic earnings per share:                     $  2.50     $   2.04      $  1.78
                                              ==================================

Diluted:
Weighted average common shares                 14,837       14,188       14,098

Add:
Dilutive warrants                                  --           --           23
Dilutive options                                  409          322          191
                                              ----------------------------------
Effect of dilutive securities                     409          322          214
                                              ----------------------------------
Diluted weighted average common
  shares                                       15,246       14,510       14,312
                                              ==================================

Diluted earnings per share:
  Continuing operations                       $  2.44     $   2.03      $  1.54
  Discontinued operations                          --           --         0.21
  Cumulative effect of change in
    accounting principle                           --        (0.03)          --
                                              ----------------------------------
Diluted earnings per share:                   $  2.44     $   2.00      $  1.75
                                              ==================================

We excluded the following options to purchase Cooper's common stock from the computation of diluted EPS because their exercise prices were above the average market price.

                                                                    October 31,
                                       2001              2000              1999
--------------------------------------------------------------------------------

Number of shares excluded           429,500           989,250         1,321,083
                            ====================================================
Range of exercise prices    $50.35 - $62.21      $34 - $62.21      $21 - $62.21
                            ====================================================


The Cooper Companies, Inc. and Subsidiaries                          forty-two

Note 5. Income Taxes

The components of income from continuing operations before income taxes and extraordinary items and the income tax provision (benefit) related to income from all operations in the consolidated statements of income consists of:

                                                        Years Ended October 31,
(In thousands)                                     2001        2000        1999
--------------------------------------------------------------------------------
Income from continuing operations before
  income taxes and extraordinary items:
United States                                  $ 38,485    $ 35,844    $ 25,943
Outside the United States                        13,643       6,283       6,769
                                               ---------------------------------
                                               $ 52,128    $ 42,127    $ 32,712
                                               =================================

Income tax provision (benefit) related
  to income from all operations:
From continuing operations                     $ 14,992    $ 12,727    $ 10,711
From cumulative effect of a
  change in accounting principle                     --        (218)         --
From discontinued operations                         --          --      (6,425)
                                               ---------------------------------
                                               $ 14,992    $ 12,509    $  4,286
                                               =================================

The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:

                                                        Years Ended October 31,
(In thousands)                                     2001        2000        1999
--------------------------------------------------------------------------------
Current
         Federal                               $    918    $  1,508    $    445
         State                                     (205)     (2,474)       (641)
         Foreign                                  1,384       2,799       2,222
                                               ---------------------------------
                                                  2,097       1,833       2,026
                                               ---------------------------------
Deferred
         Federal                                 11,283       9,532       8,730
         State                                    1,612       1,362         (45)
         Foreign                                     --          --          --
                                               ---------------------------------
                                                 12,895      10,894       8,685
                                               ---------------------------------
                                               $ 14,992    $ 12,727    $ 10,711
                                               =================================


forty-three                         The Cooper Companies, Inc. and Subsidiaries

We reconcile the provision for income taxes attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes as follows:

                                                        Years Ended October 31,
(In thousands)                                     2001        2000        1999
--------------------------------------------------------------------------------
Computed expected provision for taxes
  from continuing operations                   $ 18,245    $ 14,744    $ 11,449
Increase (decrease) in taxes
  resulting from:
Income outside the United States
  subject to different tax rates                 (2,626)       (534)       (325)
Amortization of intangibles                         412         426         392
State taxes, net of federal
  income tax benefit                                588       1,271         312
Reversal of prior years'
  estimated state tax liabilities
  no longer required                             (1,026)     (2,330)     (1,121)
Change in valuation allowance                      (948)       (655)        331
Other, net                                          347        (195)       (327)
                                               ---------------------------------
Actual provision for income
  taxes                                        $ 14,992    $ 12,727    $ 10,711
                                               =================================

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are:

                                                                    October 31,
(In thousands)                                                 2001        2000
--------------------------------------------------------------------------------
Deferred tax assets:
Accounts receivable, principally due to
  allowances for doubtful accounts                         $    478    $    852
Inventories                                                   2,154       2,310
Litigation settlements                                        4,025       6,000
Accrued liabilities, reserves and
  compensation accruals                                       5,346       3,593
Net operating loss carryforwards                             38,042      48,671
Capital loss carryforwards                                    2,617       2,991
Tax credit carryforwards                                      3,110       3,712
                                                           ---------------------
     Total gross deferred tax assets                         55,772      68,129
     Less valuation allowance                                (5,540)     (6,488)
                                                           ---------------------
     Deferred tax assets                                     50,232      61,641
                                                           ---------------------

Deferred tax liabilities:
Plant and equipment                                          (1,038)       (862)
Unrealized gain on marketable securities                       (640)         --
                                                           ---------------------
     Total gross deferred tax liabilities                    (1,678)       (862)
                                                           ---------------------
Net deferred tax assets                                    $ 48,554    $ 60,779
                                                           =====================


The Cooper Companies, Inc. and Subsidiaries                         forty-four

The net (increase)/decrease in the total valuation allowance for the years ended October 31, 2001, 2000 and 1999 was $948,000, $1.5 million and ($923,000), respectively.

The Company has not provided federal income tax on approximately $26 million of undistributed earnings of its foreign subsidiaries since the Company intends to reinvest this amount outside the U.S. indefinitely.

At October 31, 2001, Cooper had net operating loss and tax credit carryforwards for federal tax purposes that expire as follows:

Year of Expiration                                      Net                 Tax
(In thousands)                             Operating Losses             Credits
--------------------------------------------------------------------------------
2001                                                      --                202
2002                                                      --                 29
2003                                                      --                330
2005                                                   5,048                 --
2006                                                  22,265                 --
2007                                                  22,058                 --
2008                                                  49,535                 --
2009                                                   6,553                 --
2010                                                   1,318                 --
2018                                                     823                 --
2019                                                   1,092                 --
Indefinite life                                           --              2,549
                                           -------------------------------------
                                                    $108,692             $3,110
                                           =====================================

--------------------------------------------------------------------------------

Note 6 Debt

                                                                    October 31,
(In thousands)                                               2001          2000
--------------------------------------------------------------------------------
Short-term:
Notes payable to banks                                    $ 6,312       $ 6,062
Current portion of long-term debt                           1,937         2,032
                                                          ----------------------
                                                          $ 8,249       $ 8,094
                                                          ======================
Long-term:
Aspect promissory notes                                   $20,714       $20,653
KeyBank line of credit                                     28,955         7,059
Aspect bank loans                                           5,019         5,264
County of Monroe Industrial
  Development Agency ("COMIDA") Bond                        2,175         2,455
Capitalized leases, interest rates from
  7% to 9%, maturing 2001 to 2007                           5,338         6,832
Other                                                         289            26
                                                          ----------------------
                                                           62,490        42,289
Less current portion                                        1,937         2,032
                                                          ----------------------
                                                          $60,553       $40,257
                                                          ======================

Our long-term debt matures as follows over the next five years:

(In thousands)                                                    Long-Term Debt
--------------------------------------------------------------------------------
2002                                                              $        1,937
2003                                                              $       26,438
2004                                                              $        1,993
2005                                                              $        1,516
2006                                                              $       29,711

KeyBank Line of Credit

The KeyBank line of credit is a $75 million senior secured revolving credit facility with KeyBank National Association ("KeyBank"). KeyBank syndicated a portion of the facility to one other lender and acts as agent. The facility matures July 31, 2006. Interest rates range from 50 to 175 basis points over the London Interbank Offered Rate (LIBOR) depending on certain financial ratios. The interest rate may be floating or fixed at our option. We had outstanding borrowings from the credit facility of $29 million at October 31, 2001. On October 31, 2001, the effective rates ranged from 3.2% to 5.3%. Cooper pays an annual commitment fee of 0.25% on the unused portion of the revolving credit facility and pays interest monthly on outstanding balances.


forty-five                          The Cooper Companies, Inc. and Subsidiaries

Terms include a first security interest in all Cooper assets. During the term of the facility, we may borrow, repay and re-borrow up to the $75 million, unless we opt to reduce the line voluntarily. We have used the KeyBank line of credit to guarantee other foreign borrowings by issuing $7.2 million of letters of credit against the line of credit, which reduced its unused portion. At October 31, 2001, we had $38.9 million available.

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

In July 2001, we entered into an agreement with the lending banks to amend this facility to its current structure:

      o The total amount of the facility was increased from $50 million to $75 million.

      o     The term was expanded from September 15, 2002 to July 31, 2006.

      o The fee on the available balance (the "unused line fee") was reduced from 0.375% to 0.25%.

Aspect Promissory Notes

In 1997, we acquired Aspect Vision Care Ltd., and issued 'L'14.2 million of promissory notes to the selling shareholders. The promissory notes bear interest of 8% and are due December 2, 2002.

Aspect Bank Loans

The balance of these loans at October 31, 2001, was $5 million and is secured by certain assets of Aspect and a $4.2 million letter of credit in favor of National Westminster Bank ("NWB") from KeyBank. Loan maturity dates range from March 2003 to June 2007. The interest rate on 'L'2.5 million borrowed March
30, 1998 is 0.2625% above sterling LIBOR. Sterling LIBOR ranged between 4.375% and 5.875% for the period of the loan. The interest rate on other NWB loans is 1.5% above the base rate, which ranged between 4.5% and 6% for the reporting period.

Capitalized Leases

The obligation under capitalized leases at October 31, 2001, was $5.3 million. The leases primarily relate to manufacturing equipment in the U.S. and the United Kingdom and are secured by those assets. The amount of our capitalized leases decreased for the period primarily because of payments on existing capitalized leases.

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


The Cooper Companies, Inc. and Subsidiaries                          forty-six

Note 7 Financial Instruments

The fair values of our financial instruments, including cash and cash equivalents, trade receivables, lines of credit and accounts payable, approximated their carrying values as of October 31, 2001 and 2000 because of the short maturity of these instruments. We believe that there are no significant concentrations of credit risk in trade receivables.

The fair value of our other long-term debt approximated the carrying value at October 31, 2001 and 2000 because we believe that we could obtain similar financing with similar terms.

Derivatives

Foreign Exchange Instruments

Cooper enters into forward exchange contracts to hedge the currency exposure of liabilities and firm commitments denominated in foreign currencies. As of October 31, 2001, we had outstanding forward exchange contracts of $29.8 million to purchase 'L'17.8 million, which are to be purchased from time to time through November 2002. We obtained the fair value of the forward exchange contracts through KeyBank's foreign exchange department. The fair value indicated that termination of the forward exchange contracts at October 31, 2001 would have resulted in a loss of $4.2 million. A liability has been accrued for this amount primarily in other noncurrent liabilities. As these contracts qualify as effective hedges, changes in fair value during 2001 of $434,000 have been recorded as a component of other comprehensive income ("OCI").

We also enter into forward exchange contracts to minimize the net currency exposure of intercompany liabilities and commitments denominated in foreign currencies. We record gains and losses on these forward contracts in our results, and they offset the gains and losses from the remeasurement of our intercompany accounts. At October 31, 2001, we had outstanding forward exchange contracts against our intercompany accounts of $2.2 million to sell $3.4 million Canadian dollars. We obtained the fair value of the forward exchange contracts through KeyBank's Foreign Exchange department. The fair value indicated that termination of these forward exchange contracts at October 31, 2001 would have resulted in a gain of $16,000. As these contracts qualify as effective hedges, the changes in fair value during 2001 of $16,000 have been recorded as a component of OCI.

Interest Rate and Other Derivative Instruments

On a selective basis, Cooper enters into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on our outstanding variable-rate debt under the National Westminster Bank and the IRB. We recognize in our results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. We record net payments or receipts resulting from these agreements as adjustments to interest expense. The effect of interest rate instruments on our results of operations in fiscal years ended October 31, 2001, 2000 and 1999 was not significant. As of October 31, 2001, Cooper had interest rate swap agreements with notional amounts totaling $2.2 million and 'L'2.5 million.
As of October 31, 2001, we had a $2.2 million interest rate swap that matures on January 1, 2012 and a 'L'2.5 million interest rate swap that matures on April 1, 2003.

We obtained the fair value of the swap agreements through KeyBank's derivative department. The fair value indicated that termination of the swap agreements at October 31, 2001 would have resulted in a $323,000 loss. A liability for this amount has been accrued in other noncurrent liabilities. As these swap agreements qualify as effective hedges, changes in fair value during 2001 of $323,000 have been recorded as a component of OCI.


forty-seven                         The Cooper Companies, Inc. and Subsidiaries

Note 8 Stockholders' Equity

                                                     Common   Common     Paid-in   Accumulated    Treasury
(In thousands)                                       Shares    Stock     Capital       Deficit       Stock
-----------------------------------------------------------------------------------------------------------
Balance at October 31, 1998                          14,912   $1,491   $ 251,167      $(98,583)   $ (7,993)
  Exercise of stock options                              61        6         461            --          --
  Treasury stock purchased                               --       --          --            --      (7,345)
  Exercise of warrants and treasury stock used           --       --        (330)           --       1,278
  Restricted stock amortization and share issuance        2       --          47            --          --
  Dividends on common stock                              --       --          --          (561)         --
Net income                                               --       --          --        25,100          --
                                                     ------------------------------------------------------

Balance at October 31, 1999                          14,975    1,497     251,345       (74,044)    (14,060)
  Exercise of stock options                             212       22       3,040            --          16
  Treasury stock used for acquisitions                   --       --       3,326            --       2,866
  Restricted stock/stock option amortization
    and share issuance                                    2       --         283            --          --
  Dividends on common stock                              --       --          --        (1,134)         --
Net income                                               --       --          --        28,968          --
                                                     ------------------------------------------------------

Balance at October 31, 2000                          15,189    1,519     257,994       (46,210)    (11,178)
  Exercise of stock options                             691       69      18,168            --         675
  Treasury stock used for acquisitions                   --       --       (32))            --         302
  Restricted stock/stock option amortization
    and share issuance                                   --       --         251            --          --
  Tax benefit from exercise of stock options             --       --       2,078            --          --
  Dividends on common stock                              --       --          --        (1,038)         --
  Net income                                             --       --          --        37,136          --
                                                     ------------------------------------------------------

Balance at October 31, 2001                          15,880   $1,588   $ 278,459      $(10,112)   $(10,201)
                                                     ======================================================


The Cooper Companies, Inc. and Subsidiaries                        forty-eight

Cash Dividends

In May 1999, Cooper announced an annual cash dividend on its common stock of 8 cents per share, payable in quarterly installments of 2 cents per share. We made one payment in fiscal 2001, four in fiscal 2000 and two in fiscal 1999. In the first quarter of fiscal 2001, Cooper announced that its Board of Directors approved an increase in the annual dividend from 8 cents to 10 cents per share, payable in semiannual installments of 5 cents per share. The first semiannual dividend payment was paid July 5, 2001, and the second semiannual payment was made on January 4, 2002 to holders of record on December 14, 2001.

Treasury Stock

                                                                       Purchase
(In thousands)                                           Shares           Price
--------------------------------------------------------------------------------
Balance at October 31, 1998                                 486        $  7,993
Purchased and paid for in fiscal 1999                       514           7,345
                                                       -------------------------
                                                          1,000          15,338

Reissued in fiscal 2001(1)                                  (64)           (977)
Reissued in fiscal 2000(2)                                 (188)         (2,882)
Reissued in fiscal 1999(3)                                  (83)         (1,278)
                                                       -------------------------
                                                            665        $ 10,201
                                                       =========================

(1)   Cooper issued 63,721 shares of treasury stock for:
      1)    Issued 19,721 treasury shares related to the MedaSonics acquisition.
      2)    Issued 44,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $977,000 for the average cost of the treasury stock, and charging $32,000 to additional paid in capital.

(2)   Cooper issued 187,876 shares of treasury stock for:
      1)    Issued 24,586 treasury shares related to a prior acquisition.
      2) Issued 162,290 treasury shares related to the MedaSonics acquisition.
      3)    Issued 1,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $2.9 million for the average cost of the treasury stock, crediting $3.3 million to additional paid in capital, receiving $14,000 in cash, and charging $2.5 million to intangibles for the acquisition.

(3) Cooper issued 83,333 shares of treasury stock upon the exercise of a warrant related to a prior acquisition. We received $948,000 cash upon the exercise of the warrant, crediting treasury stock for $1.3 million for the average cost of the treasury stock and charging the balance of $330,000 against additional paid in capital.

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


forty-nine                          The Cooper Companies, Inc. and Subsidiaries

Note 9 Employee Stock Plans

At October 31, 2001, Cooper had two stock-based compensation plans:

2001 Long-Term Incentive Plans ("2001 LTIP")

We designed the 2001 LTIP to increase Cooper's stockholder value by attracting, retaining and motivating key employees and consultants who directly influence our profitability. Stockholders approved the 2001 LTIP in March 2001.

The 2001 LTIP authorized either a committee of three or more individuals not eligible to participate in the 2001 LTIP or Cooper's Board of Directors to grant to eligible individuals during a three-year period, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 1 million shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on Cooper's stock price, however, in some cases, both stock price and time are the criteria. As of October 31, 2001, 423,500 shares remained available under the 2001 LTIP for future grants. No restricted shares have been granted under the 2001 LTIP. Approximately 3 million shares of restricted stock and stock options were granted under a predecessor plan.

1996 Long-Term Incentive Plan for Non-Employee Directors ("1996 NEDRSP")

The 1996 NEDRSP provides for annual grants of restricted stock and options to non-employee directors at the start of each fiscal year. Specifically, each non-employee director will be awarded the right to purchase restricted stock worth $7,500 (or $9,375 in the case of the Chairman of the Board who is a non-employee director) for $0.10 per share by January 15 of the year following the date of the grant. Grants of restricted stock not exercised by then will expire. The restrictions on the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. In addition, each non-employee director was granted an option to purchase 10,000 shares of Cooper's common stock in fiscal 2001 and 2000 (or, in the case of the Chairman of the Board who is a non-employee director, 11,250 shares). In fiscal 1999, each non-employee director was granted an option to purchase 5,000 shares (or, in the case of the Chairman of the Board who is a non-employee director, 6,250 shares). 660,000 shares of Cooper's common stock had been reserved for this, of which 400,000 shares are held in the treasury. As of October 31, 2001, 403,000 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 1,334, 1,775 and 1,994 were granted under the 1996 NEDRSP in fiscal 2001, 2000 and 1999, respectively, and there were no restricted shares with restrictions in place outstanding at October 31, 2001. The 1996 NEDRSP was amended October 24, 2001, increasing the shares available for the plan from 260,000 shares to 660,000 and extending the expiration date to November 16, 2005. The amendment also increased the options to be granted to each non-employee director from 10,000 shares to 15,000 shares (or in the case of the Chairman of the Board from 11,250 to 16,250).


The Cooper Companies, Inc. and Subsidiaries                              fifty

Common stock activity under these plans was:

                                                                               Years Ended October 31,
                                                    2001                   2000                   1999
------------------------------------------------------------------------------------------------------
                                                Weighted               Weighted               Weighted
                                                 Average                Average                Average
                                                Exercise               Exercise               Exercise
                                       Options     Price      Options     Price      Options     Price
------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     1,841,832    $31.59    1,796,778    $29.39    1,660,797    $29.12
Granted                                339,750     47.09      295,750     33.12      231,250     27.29
Exercised                             (733,611)    25.78     (213,696)    14.40      (60,269)     7.76
Forfeited                              (12,000)    39.01      (37,000)    36.48      (35,000)    39.85

                                    -------------------------------------------------------------------

Outstanding at end of year           1,435,971    $38.21    1,841,832    $31.59    1,796,778    $29.39
                                    ===================================================================

Options exercisable at year end        896,305    $31.84    1,222,332    $26.34    1,080,478    $23.17
                                    ===================================================================

Weighted-avg. fair value of
  options granted during the year   $    17.23                           $12.90                 $11.33
                                    ===================================================================

The options outstanding at October 31, 2001 for the stock option plans are:

                                   Options Outstanding      Options Exercisable
                  --------------------------------------------------------------
                                   Weighted
                                    Average   Weighted                 Weighted
                       Number     Remaining    Average        Number    Average
                  Outstanding   Contractual   Exercise   Outstanding   Exercise
Exercise Prices   at 10/31/01          Life      Price   at 10/31/01      Price
--------------------------------------------------------------------------------

$ 5.91- 7.68           11,667          3.94     $ 6.09        11,667     $ 6.09
$14.31-21.00           26,554          5.03      14.97        26,554      14.97
$23.44-27.56          337,000          7.14      25.97       337,000      25.97
$30.69-36.91          507,250          7.14      35.26       437,250      35.17
$38.38-40.38           39,000          6.12      39.32        13,000      39.27
$43.20-51.84          446,500          8.81      49.27        70,834      48.38
$62.21                 68,000          6.90      62.21            --         --

                  --------------------------------------------------------------

$ 5.91-62.21        1,435,971          7.55     $38.21       896,305     $31.84
                  ==============================================================


fifty-one                           The Cooper Companies, Inc. and Subsidiaries

The excess of market value over $.10 per share of restricted shares on respective dates of grant is initially recorded as deferred compensation and charged to operations as earned. Restricted shares and other stock compensation charged against operating income for the years ended October 31, 2001, 2000 and 1999 was $235,000, $154,000 and $210,000, respectively.

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

(In thousands,
except per share amounts)                      2001          2000          1999
--------------------------------------------------------------------------------
Net income   As reported                   $ 37,136      $ 28,968      $ 25,100
             Pro forma                     $ 35,367      $ 27,694      $ 21,721

Basic
  earnings   As reported                   $   2.50      $   2.04      $   1.78
  per share  Pro forma                     $   2.38      $   1.95      $   1.54

Diluted
  earnings   As reported                   $   2.44      $   2.00      $   1.75
  per share  Pro forma                     $   2.35      $   1.93      $   1.54

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2001, 2000 and 1999: dividend yield:
0.229%, 0.249% and 0.382%; expected volatility: 45%, 45% and 50%; expected option lives of 3.5 years for all three years and risk-free interest rates of 3.6%, 5.9% and 5.8%, respectively.

--------------------------------------------------------------------------------

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

The following table sets forth the Plan's benefit obligations, fair value of the Plan assets, the funded status of the Plan at October 31 and net periodic pension costs for the three-year period ended October 31, 2001.


The Cooper Companies, Inc. and Subsidiaries                          fifty-two

(In thousands)                                                         2001         2000         1999
------------------------------------------------------------------------------------------------------
Change in benefit obligation prior year September 1 to August 31
Projected benefit obligation at beginning of year                  $ 12,330     $ 11,281     $ 10,465
Service cost                                                            757          664          649
Interest cost                                                           911          830          763
Benefits paid                                                          (509)        (445)        (410)
Actuarial (gain)/loss                                                   119           --         (186)
                                                                   -----------------------------------
Projected benefit obligation at end of period                      $ 13,608     $ 12,330     $ 11,281
                                                                   ===================================

Change in plan assets prior year September 1 to October 31
Fair value of plan assets at beginning of year                     $ 10,899     $  9,045     $  8,622
Actual return on plan assets                                           (187)       1,413          834
Employer contributions                                                  722          886           --
Benefits paid                                                          (509)        (445)        (411)
                                                                   -----------------------------------
Fair value of plan assets at end of year                           $ 10,925     $ 10,899     $  9,045
                                                                   ===================================

Funded status                                                      $ (2,683)    $ (1,431)    $ (2,236)
Unrecognized transition amount                                          286          311          336
Unrecognized prior service cost                                         398          428          458
Unrecognized net (gain)/loss                                            653         (653)         (92)
                                                                   -----------------------------------
Accrued pension liability August 31                                $ (1,346)    $ (1,345)    $ (1,534)
Contributions between September 1 and October 31                         --           --           --
                                                                   -----------------------------------
Accrued benefit cost October 31                                    $ (1,346)    $ (1,345)    $ (1,534)
                                                                   ===================================

Reconciliation of accrued pension liability
Accrued cost at November 1                                         $ (1,345)    $ (1,534)    $   (904)
Net periodic pension cost for year                                     (723)        (697)        (630)
Contributions made during year                                          722          886           --
                                                                   -----------------------------------
Accrued cost at October 31                                         $ (1,346)    $ (1,345)    $ (1,534)
                                                                   ===================================

Actuarial assumptions
Discount rate                                                           7.5%         7.5%         7.5%
Expected return on assets                                               9.0%         9.0%         9.0%
Average compensation increase                                           4.0%         4.0%         4.0%
Cost of living                                                          3.5%         3.5%         3.5%

Net periodic pension costs
Service cost                                                       $    757     $    664     $    649
Interest cost                                                           911          830          763
Asset return                                                            187       (1,413)        (834)
Amortization
    Net transition obligations                                           25           25           26
    Prior service cost                                                   30           30           30
    Gain/(loss)                                                      (1,187)         561           (4)
                                                                   -----------------------------------
Net periodic pension cost total                                    $    723     $    697     $    630
                                                                   ===================================

The measurement date for all periods presented in the above table is August 31st. Certain amounts for fiscal years 2000 and 1999 are different from prior years' presentations to reflect the valuation of plan assets at August 31. None of the changes had any effect on our consolidated balance sheets or statements of income.


fifty-three                         The Cooper Companies, Inc. and Subsidiaries

Cooper's 401(k) Savings Plan

Cooper's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of Cooper. Employees who participate in the 401(k) Plan may elect to have from 1% to 16% of their pre-tax salary or wages deferred and contributed to the trust established under the Plan. Cooper's contribution on account of participating employees, net of forfeiture credits, was $576,000, $427,000 and $333,000 for the years ended October 31, 2001, 2000 and 1999, respectively.

Cooper's Incentive Payment Plan

Cooper's Incentive Payment Plan is available to officers and other key executives. Participants may, in certain years, receive bonuses based on performance. Total bonuses earned for the years ended October 31, 2001, 2000 and 1999, were approximately $1.8 million, $1.7 million and $1.4 million, respectively.

--------------------------------------------------------------------------------

Note 11 Commitments and Contingencies

Lease Commitments

Total minimum annual rental obligations (net of sublease revenue of approximately $195,000 per year through March 2005) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 2001 are payable in subsequent years as follows:

                                                                  (In thousands)
--------------------------------------------------------------------------------
2002                                                              $       5,246
2003                                                                      4,670
2004                                                                      4,337
2005                                                                      3,424
2006                                                                      1,971
2007 and thereafter                                                      15,881
                                                                  --------------
                                                                  $      35,529
                                                                  ==============

Aggregate rental expense for both cancelable and noncancelable contracts amounted to $4.6 million, $5.2 million and $5.7 million in 2001, 2000 and 1999, respectively.

MEC

In 1993, we reached agreement with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited our contingent liabilities associated with breast implant litigation involving a former division of ours (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement is due as follows:

December 31,                                                      (In thousands)
--------------------------------------------------------------------------------
2001                                                              $       4,000
2002                                                                      4,500
2003                                                                      3,000
                                                                  --------------
                                                                  $      11,500
                                                                  ==============

All payments are contingent upon our earning net income before taxes. The liability was initially recorded in Cooper's financial statements in fiscal 1997 as loss from sale of discontinued operations as Management concluded that the maximum payments would be likely. They are reflected on the balance sheet in "Other accrued liabilities" for the amount due on December 31, 2001 and in "Other noncurrent liabilities" for the amounts due thereafter.

Aspect Earn-Out Payments

When we acquired Aspect Vision Care, Ltd. in 1997, we agreed to make contingent payments to its former shareholders based upon Aspect's performance over the three-year period ended October 31, 2000. The parties agreed to an additional amount payable of 'L'13.5 million (about $20.5 million). Of this amount
'L'12.1 million was paid in fiscal 2001, and the balance of 'L'2.4 million was paid in December 2001.

Pending Litigation

On April 20, 2001, Wesley Jessen Corporation ("WJ") filed a lawsuit against CooperVision, Inc. in the United States District Court for the Central District of California, CV-01-03678. The lawsuit alleges that CooperVision's Frequency Colors opaque contact lenses (sold under the name Expressions in the United


The Cooper Companies, Inc. and Subsidiaries                         fifty-four

States) infringe on WJ's United States Patent No. 5,414,477 and seeks an injunction and damages of an unspecified amount. On May 3, 2001, WJ also filed a Motion for a Preliminary Injunction to stop sales of these lenses in the United States. CooperVision responded that the asserted patent is invalid and not infringed, and that WJ is otherwise not entitled to an injunction. The Court heard WJ's Motion for a Preliminary Injunction on June 11, 2001 and subsequently denied it. On September 26, 2001, WJ amended its complaint to also allege infringement of U.S. Patent No. 4,668,240 by the same CooperVision contact lenses, seeking an injunction and damages in an unspecified amount. WJ has also filed suit against the Company in England alleging that the Company's Frequency Colors opaque lenses infringe on this and one other patent, and in France alleging that Frequency Colors opaque lenses infringe on a third patent. Each of the lawsuits seeks an injunction and damages of an unspecified amount. The Company believes it does not infringe on WJ's valid patent rights used in the development and manufacture of opaque lenses, and will vigorously defend these actions.

Revenue derived from products that include the disputed technology was $2.3 million in 2001.

--------------------------------------------------------------------------------

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

Two business segments comprise Cooper's operations:

      o CVI, which develops, manufactures and markets a range of contact lenses, and

      o CSI, which markets diagnostic products, surgical instruments and accessories to the women's healthcare market.

Total net sales include sales to customers as reported in our consolidated statements of income and sales between geographic areas that are priced at terms that allow for a reasonable profit for the seller. Income (loss) from operations is total net sales less cost of sales, research and development expenses, selling, general and administrative expenses and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net; settlement of disputes, net; other income (expense), net and interest expense were not allocated to individual businesses. Our business segments do not rely on any one major customer.

Identifiable assets are those used in continuing operations except cash and cash equivalents, which are included as corporate assets.


fifty-five                          The Cooper Companies, Inc. and Subsidiaries

Information by business segment for each of the years in the three-year period ended October 31, 2001 follows: (In thousands)

                                                      Corporate &
                                     CVI       CSI   Eliminations    Consolidated
---------------------------------------------------------------------------------
2001

Net sales from non-affiliates   $176,118   $58,454   $         --   $    234,572
                                =================================================
Operating income (loss)         $ 51,372   $10,122   $     (6,736)  $     54,758
                                =================================
Investment income, net                                                       443
Other income (expense), net                                                  665
Interest expense                                                          (3,738)
                                                                    -------------
Income before income taxes                                          $     52,128
                                                                    =============
Identifiable assets             $246,563   $87,056   $     63,230   $    396,849
                                =================================================
Depreciation expense            $  5,022   $   735   $         49   $      5,806
                                =================================================
Amortization expense            $  2,726   $ 2,456   $         --   $      5,182
                                =================================================
Capital expenditures            $ 14,773   $ 1,943   $         41   $     16,757
                                =================================================

2000

Net sales from non-affiliates   $154,775   $46,442   $         --   $    201,217
                                =================================================
Operating income (loss)         $ 47,287   $ 6,277   $     (6,695)  $     46,869
                                =================================
Investment income, net                                                       499
Settlement of disputes, net                                                 (653)
Other income (expense), net                                                  156
Interest expense                                                          (4,744)
                                                                    -------------
Income before income taxes                                          $     42,127
                                                                    =============
Identifiable assets             $180,433   $66,428   $     75,704   $    322,565
                                =================================================
Depreciation expense            $  3,849   $   608   $         64   $      4,521
                                =================================================
Amortization expense            $  2,155   $ 2,058   $         --   $      4,213
                                =================================================
Capital expenditures            $ 14,089   $   554   $         22   $     14,665
                                =================================================

1999

Net sales from non-affiliates   $138,035   $30,120   $         --   $    168,155
                                =================================================
Operating income (loss)         $ 40,802   $ 4,336   $     (6,327)  $     38,811
                                =================================
Investment income, net                                                       419
Other income (expense), net                                                 (188)
Interest expense                                                          (6,330)
                                                                    -------------
Income before income taxes                                          $     32,712
                                                                    =============
Identifiable assets             $153,759   $41,491   $     90,623   $    285,873
                                =================================================
Depreciation expense            $  3,224   $   515   $         75   $      3,814
                                =================================================
Amortization expense            $  2,209   $ 1,588   $         --   $      3,797
                                =================================================
Capital expenditures            $  9,837   $   290   $         15   $     10,142
                                =================================================


The Cooper Companies, Inc. and Subsidiaries                          fifty-six

Notes To Consolidated Financial Statements -- concluded

Information by geographical area by country of domicile for each of the years in the three-year period ended October 31, 2001 follows: (In thousands)

                                                                          Other,
                                    United                          Eliminations
                                    States      Europe      Canada   & Corporate   Consolidated
------------------------------------------------------------------------------------------------
2001

Sales to unaffiliated customers   $173,551   $  41,740    $ 15,710     $   3,571       $234,572
Sales between geographic areas         354      36,196          --       (36,550)            --
                                  --------------------------------------------------------------
Net sales                         $173,905   $  77,936    $ 15,710     $ (32,979)      $234,572
                                  ==============================================================
Operating income                  $ 41,281   $     (41)   $    838     $  12,690       $ 54,768
                                  ==============================================================
Identifiable assets               $169,738   $ 149,914    $  9,010     $  68,187       $396,849
                                  ==============================================================

2000

Sales to unaffiliated customers   $149,316   $  36,048    $ 15,772     $      81       $201,217
Sales between geographic areas         163      30,058          --       (30,221)            --
                                  --------------------------------------------------------------
Net sales                         $149,479   $  66,106    $ 15,772     $ (30,140)      $201,217
                                  ==============================================================
Operating income                  $ 38,915   $      57    $    930     $   6,967       $ 46,869
                                  ==============================================================
Identifiable assets               $127,414   $ 111,474    $  6,389     $  77,288       $322,565
                                  ==============================================================

1999

Sales to unaffiliated customers   $118,581   $  37,648    $ 11,441     $     485       $168,155
Sales between geographic areas       3,410      19,232          --       (22,642)            --
                                  --------------------------------------------------------------
Net sales                         $121,991   $  56,880    $ 11,441     $ (22,157)      $168,155
                                  ==============================================================
Operating income (loss)           $ 32,215   $  11,829    $   (366)    $  (4,867)      $ 38,811
                                  ==============================================================
Identifiable assets               $ 86,367   $  92,025    $  4,434     $ 103,047       $285,873
                                  ==============================================================

Note 13 Subsequent Event (Unaudited)

On January 15, 2002, CVI agreed to purchase the eye care business of Biocompatibles International plc, a British limited liability company that develops, manufactures and sells contact lenses and cardiovascular devices.
The parties expect that the transaction will close before April, 1, 2002. Cooper will pay 'L'68 million for the eye care business, which currently generates about $70 million in annual revenue, of which about $32 million represents sales of lenses manufactured using a patented material. The balance is comprised of established lens brands. We expect that the acquisition will be accretive to our consolidated earnings per share in the first 12 months after the closing date.


fifty-seven                         The Cooper Companies, Inc. and Subsidiaries

>Corporate Information

>Board of Directors:
         Allan E. Rubenstein, M.D.
         Chairman of the Board University HeartScan

         A. Thomas Bender
         President and Chief Executive Officer

         Michael H. Kalkstein
         Partner, Oppenheimer, Wolff & Donnelly, LLP

         Moses Marx
         General Partner, United Equities

         Donald Press
         Executive Vice President,
         Broadway Management Co., Inc.

         Steven Rosenberg
         President and Chief Executive Officer,
         Berkshire Bancorp Inc.

         Robert S. Weiss
         Executive Vice President,
         Treasurer and Chief Financial Officer

         Stanley Zinberg, M.D.
         Vice President Practice Activities,
         American College of Obstetricians and
         Gynecologists

>Committees of the Board:
         Management Committee
         Allan E. Rubenstein, M.D.
         (Chairman)
         Donald Press

         Audit and Finance Committee
         Steven Rosenberg
         (Chairman)
         Michael H. Kalkstein
         Stanley Zinberg, M.D.

         Compensation Committee
         Michael H. Kalkstein
         (Chairman)
         Donald Press
         Allan E. Rubenstein, M.D.

         Nominating Committee
         Allan E. Rubenstein, M.D.
         (Chairman)
         Moses Marx
         A. Thomas Bender
         Stanley Zinberg, M.D

>Officers:
         A. Thomas Bender
         President and Chief Executive Officer
         and President CooperVision, Inc.

         Robert S. Weiss
         Executive Vice President,
         Treasurer and Chief Financial Officer

         B. Norris Battin
         Vice President, Investor Relations
         and Communications

         Gregory A. Fryling
         Chief Operating Officer,
         CooperVision, Inc.

         Carol R. Kaufman
         Vice President of Legal Affairs,
         Secretary and Chief Administrative Officer

         Nicholas J. Pichotta
         President and Chief Executive Officer
         CooperSurgical, Inc.

         Stephen C. Whiteford
         Vice President and Corporate Controller

>Principal Subsidiaries:
         CooperVision, Inc.
         21062 Bake Parkway > Suite 200
         Lake Forest > CA 92630
         Voice: 949.597.8130.
         Fax: 949.597.0663.
         www.coopervision.com

         CooperSurgical, Inc.
         95 Corporate Drive
         Trumbull > CT 06611
         Voice: 203.601.5200.
         Fax: 203.601.1008.

         www.coopersurgical.com
         ----------------------

>Corporate Offices:
         The Cooper Companies, Inc.
         21062 Bake Parkway > Suite 200
         Lake Forest > CA 92630
         Voice: 949.597.4700.
or toll free 888.822.2660.
         Fax: 949.597.0662.

         The Cooper Companies, Inc.
         6140 Stoneridge Mall Road > Suite 590
         Pleasanton > CA 94588
         Voice: 925.460.3600.
         Fax: 925.460.3648.
         www.coopercos.com

Investor Information:
         To access without charge our current share price, recent news releases and annual report on Securities and Exchange Commission Form 10-K without exhibits, call 1-800-334-1986 at any time or visit us on the World Wide Web at www.coopercos.com.

Investor Relations Contact:
         B. Norris Battin
         Vice President
         Investor Relations and Communications
         21062 Bake Parkway, Suite 200
         Lake Forest, CA 92630
         Voice: 949.597.4700.
         Fax: 949.597.3688.
         E-mail: ir@coopercompanies.com
                 ----------------------

Annual Meeting:
         Our Annual Stockholders' Meeting will be held on March 26, 2002 at the New York Marriott East Side, New York, NY at 10:00 A.M.

>Transfer Agent:
         American Stock Transfer & Trust Company 40 Wall Street, New York, NY 10005
         800.937.5449.

>Trademarks:
         The Cooper Companies, Inc., its subsidiaries and/or affiliates own, license or distribute the following trademarks. They are italicized in this report:
         Cerveillance'r', Crazy'r'Lens, Cytobrush'r',
         Pap-Perfect'r' and Frequency'r' are registered trademarks of The Cooper Companies, Inc.

         FetalGard Lite'TM', Ascend'TM', CV Encore Toric'TM' and
         LuMax'TM' are trademarks of The Cooper Companies, Inc.
         ThinPrep'r' Pap
         Test'TM' is a trademark of Cytyc Corporation.
         Hybrid Capture'r' is a trademark of Digene Corporation.
>Independent Auditors:
         KPMG LLP
>Stock Exchange Listing:
         The New York Stock Exchange
         Ticker Symbol "COO"

The Cooper Companies, Inc.
21062 Bake Parkway > Suite 200
Lake Forest > California 92630
Voice: 949.597.4700. > Fax: 949.597.0662.
www.coopercos.com