Form 10-K, Exhibit 13
period 2002-10-31
COOPER COMPANIES INC
filed 2003-01-27
CIK 711404

                                   [LOGO]

Contents

Important Events in 2002                                                       3
Financial Highlights                                                           4
Letter to Shareholders                                                         6
Business Review                                                               11
   CooperVision                                                               12
   CooperSurgical                                                             18
Financial Section                                                             24
Corporate Information                                                         72

About The Company

The Cooper Companies, Inc. is a rapidly growing specialty medical products company serving the vision care and women's healthcare markets with high quality products and services.

CooperVision markets a broad range of contact lenses, emphasizing high-growth, specialty and value-added market segments around the world.

CooperSurgical offers medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

                           [The Cooper Companies Logo]
                               2002 Annual Report

                              [PERFORMANCE GRAPH]

              Five Year Chart Of Cooper's Share Price Performance

All per share figures in this report reflect the two-for-one stock split effected the form of a stock dividend on November 22, 2002.

3 - The Cooper Companies Inc. 2002

                                        Important Events in 2002

                                        CooperVision

                                        o    Revenue grew 38 percent to $244
                                             million.

                                        o    Acquired Biocompatibles Eyecare,
                                             Inc., a manufacturer of specialty
                                             contact lenses that contributed $56
                                             million to 2002 revenue.

2002 Financial Summary

o    Revenue $315 million, up 34        o    Soft contact lens revenue
     percent.                                (excluding miscellaneous revenue
                                             and sales to other manufacturers)
o    Operating income $67 million, up        reached $232 million, up 10 percent
     22 percent                              on a pro forma basis that includes
                                             Biocompatibles revenue as if Cooper
o    Diluted earnings per share              owned it for the eight months ended
     $1.57, up 29 percent                    October 31, 2001.

                                        o    Settled patent litigation with CIBA
                                             Vision regarding cosmetic contact
                                             lens.

                                        o    The Japanese health authorities
                                             notified Rohto Pharmaceutical,
                                             Ltd., CVI's marketing partner in
                                             Japan, that the material from which
                                             CVI manufacturers its disposable
                                             spherical, aspheric, toric and
                                             multifocal contact lenses was
                                             cleared for marketing.

                                        CooperSurgical

2003 Outlook                            o    Grew revenue 22 percent to $71
                                             million.
o    Revenue $380 to $400 million
                                        o    Acquired the bone densitometry
o    Earnings per share $1.98 to             business of Norland Medical
     $2.03                                   Systems, Inc., used in the
                                             evaluation of osteoporosis.

                                        o    Acquired Ackrad Laboratories, Inc.,
                                             and Sage BioPharma, both suppliers
                                             of products for infertility.

                                        o    Completed a significant expansion
                                             of its facilities to support its
                                             growing business.

                                        The Cooper Companies

                                        o    Secured a new $225 million credit
                                             facility through KeyBank.

                                        o    Effected a two-for-one stock split
                                             in the form of a stock dividend.

                                        o    Reduced the Company's effective tax
                                             rate to 25 percent and extended
                                             through 2006 the complete
                                             utilization of its net operating
                                             loss carryforwards.

                                        o    Ranked 76th on Forbes Magazine's
                                             list of 200 best small companies
                                             for 2002.


4 - The Cooper Companies Inc. 2002


Financial Highlights

Selected Five Year Financial Information
(In thousands except per share data)         2002       2001       2000       1999       1998
----------------------------------------   --------   --------   --------   --------   --------
Per Share Information*:

   Income from continuing
      operations**                         $   1.57   $   1.22   $   1.01   $    .77   $    .45
                                           --------   --------   --------   --------   --------
   Net income as reported                      1.57       1.22       1.00        .88       1.30
                                           --------   --------   --------   --------   --------
   Dividends                                  0.048      0.034       0.04       0.02        N/A
                                           --------   --------   --------   --------   --------
   Cash flow***                                2.45       2.07       1.75       1.41        .97
                                           --------   --------   --------   --------   --------
   Stock price - high                         28.95      27.86      19.40      15.94      25.84
                                           --------   --------   --------   --------   --------
   Stock price - low                          19.17      15.25      12.32       5.88       7.00
                                           --------   --------   --------   --------   --------
Net sales                                   315,306    234,572    201,217    168,155    148,912
                                           --------   --------   --------   --------   --------
Gross profit                                199,493     53,368    133,117    109,146     93,148
                                           --------   --------   --------   --------   --------
Operating income                             66,971     54,758     46,869     38,811     29,700
                                           --------   --------   --------   --------   --------
Interest expense                              6,874      3,738      4,744      6,330      6,253
                                           --------   --------   --------   --------   --------
Provision for (benefit of)
   income taxes                              16,294     14,992     12,727     10,711    (34,723)
                                           --------   --------   --------   --------   --------
Working capital                              72,229     87,232     47,410     58,565     69,376
                                           --------   --------   --------   --------   --------
Property, plant and
   equipment, net                            87,944     61,028     47,933     40,319     34,234
                                           --------   --------   --------   --------   --------
Total assets                                571,115    396,849    322,565    285,873    296,041
                                           --------   --------   --------   --------   --------
Total debt                                  163,651     68,802     48,351     61,955     90,247
                                           --------   --------   --------   --------   --------
Stockholders' equity                        311,442    256,284    198,438    164,143    145,253
                                           --------   --------   --------   --------   --------
Capital expenditures                         23,434     16,757     14,665     10,121     19,573
                                           --------   --------   --------   --------   --------
Depreciation and
   amortization                              11,369     10,988      8,734      8,440      8,416
                                           --------   --------   --------   --------   --------

* All per share figures in this report reflect the two-for-one stock split effected in the form of a stock dividend on November 22, 2002. All references to per share information in this report are to diluted per share amounts.

**   1998 is pro forma, assuming a 40 percent tax rate.

*** Pretax income from continuing operations plus depreciation and amortization.

                                   [PHOTO]

                                                    "The Cooper Companies had
                                                    another strong year,
                                                    continuing the consistent
                                                    performance it has delivered
                                                    annually since 1995."

                                                    A. Thomas Bender
                                                    Chairman, President and
                                                    Chief Executive Officer

6 - The Cooper Companies Inc. 2002


To Our Shareholders

In 2002, The Cooper Companies delivered another year of strong performance to its shareholders. With sustained organic growth and the acquisition of Biocompatibles Eyecare, Inc., a specialty contact lens manufacturer, revenue grew 34 percent, diluted earnings per share rose 29 percent and cash flow per share increased 18 percent.

Since 1997, Cooper's revenue has grown at a compounded annual rate of 29 percent, its operating income at 28 percent, its earnings per share from continuing operations at 32 percent and its cash flow per share at 27 percent.

Revenue at CooperVision (CVI), our contact lens business, has grown at a compounded annual rate of 31 percent, and CVI is now the fastest growing and one of the world's leading contact lens manufacturers. Over the next three years, new products and geographic expansion will, we anticipate, generate percentage revenue growth in the low to mid-teens as growth accelerates in our specialty lens franchise around the world.

CooperSurgical (CSI), our women's healthcare business, has achieved significant scale during this period. With revenue growing at a compounded annual rate of 24 percent since 1997 and expected revenue in 2003 approaching $85 million, CSI is now a major manufacture and marketer of madical device products for the women's healthcare market and, we believe, the largest supplier of gynecology devices for the physician's office in the United States.

                                [TWO PERFORMANCE GRAPHS]

Revenue (in millions)                      1998    1999    2000    2001    2002
---------------------                     -----   -----   -----   -----   -----
COOPERVISION (CVI)                        120.2   138.1   154.8   176.1   243.9
COOPERSURGICAL (CSI)                       28.7    30.1    46.4    58.5    71.4

Operating Income (in millions)             1998    1999    2000    2001    2002
------------------------------             ----    ----    ----    ----    ----
COOPERVISION (CVI)                         34.6    40.8    47.3    51.4    60.4
COOPERSURGICAL (CSI)                        2.1     4.3     6.3    10.1    14.1

7 - The Cooper Companies, Inc. 2002


Other important financial measures also reflect Cooper's consistent performance over the past five years:

o Cash flow (pretax income from continuing operations plus depreciation and amortization) per share has grown from $.97 to $2.45.

o Our effective tax rate has declined to 25 percent, and we have extended through 2006 the complete utilization of our net operating loss carryforwards.

o One hundred shares of Cooper stock that cost $719 on October 31, 1996 more than tripled to $2,650 by the end of 2002. During this period, the Company's market capitalization grew from $168 million to $818 million.

This consistent performance reflects the commitment of Cooper's employees, and we thank them for their continued dedication and hard work.

Favorable Market Environments

Despite slow economic growth worldwide during the past year, the soft contact lens market remains attractive, growing at about 7 percent to an estimated $3.1 billion in 2002, and forecast to grow about 7 percent to 8 percent annually over the near term.

As improving demographics - the "baby echo" generation that began in the late 1990's - bring new patients into the market, growing penetration of specialty and value-added contact lenses in countries outside the United States adds to its vitality. Capitalizing on this trend, in February, Cooper acquired Biocompatibles Eyecare, Inc., a manufacturer of specialty lenses.

We expect that Biocompatibles' Proclear Compatibles lenses will be the basis for a new generation of improved CVI contact lenses. Made with the omafilcon A material, which incorporates phosphorylcholine to enhance lens and tissue compatibility, Proclear Compatibles lenses significantly improve the wearing experience for many contact lens users.

We plan to expand the distribution of Proclear toric lenses and introduce Proclear products in aspheric, multifocal and extended wear formats over the next several years. These new products will complement the existing Proclear spherical lens line, which can improve comfort for patients who experience periodic dryness of the eye.

Toric lenses, used to correct astigmatism, a visual defect caused by corneal irregularity, are the fastest growing segment of the worldwide contact lens market,

8 - The Cooper Companies, Inc. 2002


with the two-week disposable lens category growing most rapidly. Torics are CooperVision's leading products, accounting for about 45 percent of its worldwide soft lens revenue.

CVI's Frequency Aspheric, a value-added product that provides a crisper quality of vision and improved acuity in low light conditions, has become the worldwide leader in its market category.

CVI has incorporated aspheric technology into its cosmetic lenses, Frequency Colors and Frequency Expressions, and now competes effectively in the estimated $265 million worldwide cosmetic contact lens segment. We were especially pleased that during the fourth quarter we settled our patent litigation regarding cosmetic contact lenses with Wesley Jessen Corporation, a division of CIBA Vision.

Frequency Multifocal, a disposable specialty lens for patients with presbyopia, has been enthusiastically received in the United States, and we expect to launch this product in Europe in mid-2003.

In Japan, the world's second largest contact lens market, demand for disposable specialty soft contact lenses is increasing. More than 80 percent of Japan's near-sighted patients also have astigmatism, offering CVI, with its broad line of toric lenses, a solid growth opportunity.

In September, the Japanese Ministry of Health and Welfare notified CVI's marketing partner in Japan, Rohto Pharmaceutical Company, Ltd., that it had cleared Rohto to market the material from which CVI manufactures its contact lenses. We expect that Rohto will begin to market these lenses in Japan in the first quarter of calendar 2003.

Favorable demographic trends also influence our women's healthcare business. Many women of the "baby boomer" generation have reached the age when they require diagnosis and treatment of gynecological disorders, and physicians use CooperSurgical products in many of these procedures.

During 2002, CSI continued to consolidate the fragmented medical device segment of the women's healthcare market by completing three acquisitions: Ackrad Laboratories, Inc. and Sage BioPharma, both of which offer products used in the treatment of infertility, and the bone densitometry business of Norland Medical Systems, Inc. whose products help evaluate osteoporosis. To accommodate the growth of its business, CSI also completed a major expansion of its physical facilities during the year.

9 - The Cooper Companies, Inc. 2002


                                 [GROUP PHOTO]

In October, Cooper management met with executives of the New York Stock Exchange and participated in the traditional opening bell ceremony.

10 - The Cooper Companies, Inc. 2002


Corporate Activities

o In May, the Company secured a new $225 million credit facility through KeyBank to finance the Biocompatibles acquisition and restructure its existing debt on more favorable terms.

o In November, just after the end of our fiscal year, the board of directors authorized a two-for-one stock split, effected in the form of a stock dividend, in order to broaden the ownership base of Cooper common stock.

o Through the continued implementation of our worldwide corporate tax plan, we reduced the Company's effective tax rate to 25 percent and extended through 2006 the complete utilization of its net operating loss carryforwards.

o Forbes Magazine ranked Cooper 76th on its list of the best 200 small companies for 2002. Included in their evaluation is a board of directors score of 94, which means that the Company's board of directors has better corporate governance standards as judged by Institutional Shareholders Services than more than 94 percent of the companies its size.

Looking Ahead

We expect Cooper's momentum to continue in 2003. We anticipate revenue of about $380 to $400 million and earnings per share in the range of $1.98 to $2.03. At CooperVision, we expect recently introduced contact lens products and geographic expansion in Europe and Japan to drive our incremental growth. At
CooperSurgical, we will continue to pursue our strategy to profitably consolidate the medical device segment of the women's healthcare market.

     Thank you for your continued support.


     A. Thomas Bender                        Allan E. Rubenstein, M. D.

     A. Thomas Bender                        Allan E. Rubenstein, M. D.
     Chairman of the Board,                  Vice Chairman of the Board
     President and Chief Executive Officer   and Lead Director

     January 27, 2003

11 - The Cooper Companies Inc. 2002


Business Review

The Cooper Companies, Inc.

In 2002, The Cooper Companies reported sales of $315 million, a 34 percent increase over 2001. CVI's revenue grew to $244 million, up 38 percent, including revenue of $56 million from the contact lens business of Biocompatibles, plc, acquired in February. CSI revenue grew to $71 million, a 22 percent increase that includes revenue from product lines added through acquisition during the past 12 months. Earnings per share grew 29 percent to $1.57. Cash flow per share reached $2.45, up from $2.07 the previous year.

12 - The Cooper Companies Inc. 2002


CooperVision

We estimate that the worldwide soft contact lens market grew about 7 percent in 2002 to about $3.1 billion. In the United States, about 42 percent of the worldwide market, revenue grew about 7 percent to $1.3 billion, while revenue in countries outside the United States grew by 6 percent to $1.8 billion.

Japan and the Pacific Rim countries, about $860 million or 27 percent of the world market, grew about 7 percent. Europe, about $635 million or 20 percent of the market, grew about 6 percent. In the Middle East and Latin America, unfavorable political and economic conditions combined to lower market growth.

Longer term, favorable demographics and a continuing shift in practitioner preferences from low-featured "commodity" lenses to higher value specialty lenses support a favorable world market outlook.

CooperVision is particularly strong in the specialty lens segment of the market. This includes toric lenses that correct astigmatism, cosmetic lenses that change the appearance of the color of the eye, lenses for patients who experience dry eye, long-term extended wear lenses, and multifocal lenses for presbyopia - the blurring of near vision that occurs with aging.

These product lines offer more profitable and faster growing opportunities than the commodity spherical lenses that correct only near - and farsightedness. Specialty lenses currently account for about a fourth of the worldwide contact lens market and more than 40 percent of the market in the U.S. Their 16 percent share of the market outside the U.S. offers CVI, with its broad specialty product line, an attractive opportunity to expand their acceptance.

Acquisition of Biocompatibles

In February, Cooper completed the acquisition of the world's sixth largest contact lens manufacturer, Biocompatibles Eye Care, Inc., the contact lens business of Biocompatibles plc. Biocompatibles added about $56 million to CVI's 2002 revenue, about 70 percent of this outside of North America. Its Proclear line of products, manufactured with proprietary phosphorylcholine technology that helps enhance tissue-device compatibility, accounts for about 45 percent of its revenue. Biocompatibles' Proclear lenses are often indicated for patients with mild discomfort relating to dryness during lens wear, a condition that often causes patients to drop out of lens wear.

13 - The Cooper Companies Inc. 2002


Proclear Technology
[PHOTO]

                                   [GRAPHIC]

--------------------------------------------------------------------------------
  Incorporating phosphorylcholine into Proclear lenses creates a biocompatible layer of synthetic lipids similar to that found in human cell membranes. By mimicking the eye's natural cell components, the material closely binds water in and around the lens.
--------------------------------------------------------------------------------

                                   [GRAPHIC]

--------------------------------------------------------------------------------
Proclear lenses complement CooperVision's portfolio of specialty contact lenses that enable practitioners to strengthen patient loyalty by selecting the best lens for each individual's needs.
--------------------------------------------------------------------------------

                                   [GRAPHIC]

--------------------------------------------------------------------------------
  Proclear lenses are the only lenses to date to receive FDA clearance for the claim, "may provide improved comfort for contact lens wearers who experience mild discomfort or symptoms relating to dryness during lens wear."
--------------------------------------------------------------------------------

14 - The Cooper Companies Inc. 2002


PHOSPHORYLCHOLINE TECHNOLOGY

The development of phosphorylcholine technology began in the 1970's with Professor Dennis Chapman and his colleagues at the Royal Free Hospital in London, while they researched biocompatibility, the ability of a material to interface within the body without provoking an adverse biological response. They examined phosphorylcholine (PC), a substance in the human cell membrane, identifying it as one of the primary materials responsible for biocompatibility.

When a foreign material enters the body, "rejection" begins immediately, coating the material with proteins, lipids and other cells. These effects are minimized, however, when electrically neutral PC, a major component of the outer human cell membrane, is coated on or incorporated into the foreign material. PC also binds water tightly around it, making it difficult for other materials to interact with the PC surface. An electrically neutral surface that resists adhesion and deposits is very useful for devices like contact lenses that are in constant contact with body fluids.

[PC TECHNOLOGY LOGO]

--------------------------------------------------------------------------------

PC AND CONTACT LENSES

PC technology has significantly improved the wearing experience for contact lens wearers, especially those who experience periodic dryness, particularly at the end of the day. When PC is incorporated into a soft contact lens material known as omafilcon A, its affinity for water gives omafilcon A superior water retention characteristics. This was demonstrated in clinical trials reviewed by the U.S. Food and Drug Administration and to date, omafilcon A is the only lens material to receive clearance for the claim: "...may provide improved comfort for contact lens wearers who experience mild discomfort or symptoms relating to dryness during lens wear."

CooperVision markets spherical and toric lenses made from omafilcon A worldwide under the Proclear Compatibles'TM' brand.

[PROCLEAR TORIC LOGO]   [PROCLEAR LOGO]

15 - The Cooper Companies Inc. 2002


CVI's 2002 Soft Lens Revenue Growth

CVI's soft contact lens revenue -- total revenue less sales to other contact lens manufacturers and other miscellaneous revenue -- grew 10 percent in 2002 on a pro forma basis that includes Biocompatibles revenue as if Cooper owned it for the eight months ended October 31, 2001. In contrast, we estimate that the world market grew about 7 percent.

CVI's soft contact lens revenue in the United States grew 10 percent and 11 percent in markets outside the U.S. We estimate that since 1997, CVI has doubled its market share, both in the United States and worldwide. CVI now holds about 11 percent of the United States market and about 9 percent of the worldwide market.

Specialty Contact Lenses

Specialty contact lenses meet the visual correction needs of patients whose requirements go beyond the correction of near- and farsightedness. We estimate that products in these categories account for about 26 percent of worldwide contact lens revenue.

In the United States, we estimate that sales of specialty products exceed $500 million, about 40 percent of the total market. While toric and cosmetic lenses, the fastest growing segments, account for the majority of revenues in this category, multifocal, value added lenses -- for patients with dry eye syndrome, for example -- and long-term extended wear lenses also offer attractive business opportunities.

In 2002, sales of CVI's toric lenses, its most extensive product line, grew 11 percent and now account for about 45 percent of its total soft lens revenue. We estimate that the worldwide toric market grew about 10 percent during this period.

Cosmetic Lenses

Worldwide, the cosmetic lens market segment is growing at about 11 percent annually with estimated sales of approximately $265 million -- about $165 million in the United States.

CVI's line of disposable cosmetic contact lenses that change or enhance the appearance of the color of the eye-called Frequency Expressions in the United States and Frequency Colors in the rest of the world-continued to gain acceptance during 2002, and the line was expanded to eight lens colors. During the first quarter of 2003, CVI plans to introduce its Enhancements line -- lenses that accent rather than change the natural color of the eye.

In the fourth quarter, CVI settled its patent litigation suit regarding cosmetic lenses with Wesley Jessen, a division of CIBA Vision. While the terms of the settlement are confidential, the agreement allows CooperVision to continue selling its existing

16 - The Cooper Companies Inc. 2002


cosmetic lens products throughout the world. CIBA Vision has agreed to license its color contact lens patents to CVI in return for a royalty and a cross-license of some of CooperVision's cosmetic lens intellectual property rights.

New Specialty Products

During 2002, CVI continued to expand the distribution in the United States of Frequency Multifocal, a disposable product for patients with presbyopia, the blurring of near vision that occurs with aging. Practitioners who have used it are impressed with its performance.

In November, CVI introduced Frequency Toric XR, the only monthly disposable planned replacement lens available in the United States for astigmatic patients requiring complex vision correction.

In the next two years, CVI expects to significantly expand the Proclear Compatibles product line, effectively launching a new generation of lenses. These plans include:

o Expanding United States distribution of Proclear Toric lenses, which are in wide distribution overseas, in January 2003.

o    Launching Proclear Aspheric worldwide in the third quarter of 2003.

o    Introducing Proclear Multifocal lenses worldwide in 2004.

Other expected new product launches in this period include:

o CVI's line of frequently replaced lenses in Japan in February of 2003 through Rohto Pharmaceutical Co., Ltd., CVI's Japanese marketing partner.

o Frequency Multifocal in markets outside the United States in the third quarter of fiscal 2003.

o Enhancement Colors, a new line of disposable cosmetic products that accentuates the natural color of the eye, in February 2003 in the United States and in markets outside the U.S. later in the year. These products complement our line of opaque lenses that change the appearance of the color of the eye.

CVI Growth in Markets Outside the United States

In 2002, CVI's revenue in markets outside the United States grew 11 percent and now represents about 45 percent of its soft lens sales.

17 - The Cooper Companies Inc. 2002


Europe

CVI's European soft lens revenue grew 21 percent over 2001 due largely to the sales of toric lenses, which grew 70 percent. CVI estimates that it is now the third largest contact lens supplier in Europe, with business units in Holland, Italy, Scandinavia, Spain and the United Kingdom, a subsidiary and an exclusive distributor in France and an exclusive distributor in Germany.

Japan

CVI's marketing partner in Japan, Rohto Pharmaceutical Company, Ltd., received clearance from the Japanese Ministry of Health and Welfare in September to market products made from the methafilcon A polymer. These include CVI's disposable spherical, aspheric, toric and multifocal contact lenses.

With approximately 10 million contact lens wearers, Japan is the second largest contact lens market in the world after the United States, and soft lens popularity continues to grow. CVI estimates that the total market for soft contact lenses in Japan and the Pacific Rim today is about $860 million, compared with about $1.3 billion in the United States. The Japanese market, growing at about 7 percent per year, is currently divided equally between daily and two week disposable lenses.

The incidence of near-sightedness in Japan is one of the highest in the world. About 80 percent of the nearsighted population has some degree of astigmatism, significantly greater than the 50 percent of those in the United States who do. About half of those with astigmatism are potential candidates for toric lenses. The Japanese toric segment, currently a smaller percentage of the total market than it is in the U.S., is expected to grow rapidly as newer generations of toric lenses are introduced.

Rohto Pharmaceutical Company, Ltd. is a leading manufacturer of contact lens care products, holding, according to its estimates, a 30 percent share of the market for non-pharmaceutical ophthalmic products in Japan. Rohto's total revenue approaches $500 million, most from Pacific Rim countries. Non-prescription ophthalmic products account for about one-third of its worldwide revenue. Rohto plans to capitalize on its well-established eyecare and contact lens care brands and use a combination of professional and consumer promotion to introduce CVI's contact lens products.

Looking Ahead

CVI's business goals are to continue its revenue growth at one and a half to two times the rate of the world market and to become the world's largest specialty contact lens provider by mid decade. In 2003, we expect revenue of about $300 million at CVI.

18 - The Cooper Companies Inc. 2002


CooperSurgical

Historically, many small medical device companies have supplied the women's healthcare market with a wide range of products through a fragmented distribution system. Over 75 of these serve the large number and varied types of women's healthcare providers in the United States today. There are nearly 33,000 obstetricians/gynecologists (Ob/Gyn's) under the age of 65 practicing at 16,100 locations in the United States, as well as 5,250 hospitals with clinics, outpatient and surgical facilities, plus 370 fertility clinics specializing in assisted reproductive technologies. While general medical practitioners play an important role in women's primary healthcare, the Ob/Gyn is the reproductive health specialist and the primary customer for associated medical devices.

Women's Health Background

Currently, over 90 million women between 15 and 64 years old visit an Ob/Gyn in the United States at least once each year, with over 70 million visits related to gynecologic complaints. Some significant features of this market are:

o Two-thirds of patient visits are for annual check-ups, cancer screening, menstrual disorders, vaginitis (inflammation of vaginal tissue), osteoporosis and the management of menopause. The rest are for pregnancy and reproductive management. Consistent with an aging population, visits for menstrual disorders and menopause are growing.

o Osteoporosis (reduction in bone mass) and incontinence have also become frequent diagnoses as the female population ages. Their early identification and treatment will both improve the health of these women and help reduce costs in the U.S. health care system. According to government estimates, each of these conditions costs the healthcare system about $15 billion annually.

o An estimated 4.5 million patients visit physicians for monitoring and treatment of abnormal Pap smears.

19 - The Cooper Companies Inc. 2002



                                   [GRAPHIC]

--------------------------------------------------------------------------------
   Computer generated view of a human egg at the time of fertilization using assisted reproductive technology.
--------------------------------------------------------------------------------

ASSISTED REPRODUCTIVE TECHNOLOGIES

On July 25, 1978, Louise Joy Brown, the world's first successful `test-tube' baby, was born in Great Britain after 12 years of research in assisted reproductive technology (ART) by Dr. Patrick Steptoe, a gynecologist at Oldham General Hospital, and Dr. Robert Edwards, a physiologist at Cambridge University. Introduced in the United States in 1981, ART has grown rapidly since, and to date, more than 170,000 babies have resulted.

Infertility affects about 6.1 million women and their partners annually in the U.S. Conventional techniques including ovulatory drugs and intrauterine insemination (IUI) treat between 85 to 95 percent of these cases.

Less than 5 percent of infertility cases require in vitro fertilization or other ART procedures. Physicians use these advanced techniques primarily with women whose fallopian tubes are blocked or absent, those with severe endometriosis, in couples where the male has a low sperm count and in some cases of unexplained infertility.

In 1992, scientists introduced a new technique that offers hope for couples with male factor: sperm was injected directly into the woman's egg to facilitate fertilization. This technique, called intracytoplasmic sperm injection or ICSI, is performed in conjunction with about 40 percent of the in vitro fertilization procedures. Sage BioPharma, CSI's most recent acquisition, supplies products used in ICSI procedures.

INFERTILITY TREATMENT OPTIONS

--------------------------------------------------------------------------------
TREATMENT OPTION        INDICATION                PROCEDURE
--------------------------------------------------------------------------------
Intrauterine            Sexual dysfunction        The injection of prepared
insemination (IUI)      Sperm hostility           sperm into the uterus by
                        Abnormal ovulation        means of a catheter directed
                                                  through the cervix.
--------------------------------------------------------------------------------
In-vitro                Male infertility          Eggs are harvested from the
Fertilization (IVF)     Tubal disease             female after ovulatory
                        Endometriosis             stimulation and combined
                        Unexplained infertility   with sperm in a Petri dish.
                        Recurrent failure with    Once the eggs have been
                        IUI Age related           fertilized, the embryos are
                        infertility               placed into the uterus using
                                                  specially designed catheters.
--------------------------------------------------------------------------------
In-vitro                Male infertility          Eggs are harvested from the
Fertilization (IVF)     Unexplained infertility   female after ovulatory
with Intracytoplastic                             stimulation. Sperm is injected
Sperm Injection                                   into the egg using microma-
(ICSI)                                            nipulation. Once the eggs
                                                  have been fertilized, the
                                                  embryos are the placed in
                                                  the uterus using specially
                                                  designed catheters.
--------------------------------------------------------------------------------
Gamete                  Endometriosis             An unfertilized egg and
Intrafallopian          Unexplained infertility   sperm are injected into the
Transfer (GIFT)         Recurrent failure with    fallopian tube usually using
                        IUI Age related           a laparoscopic approach.
                        infertility               Disadvantages include the
                                                  inability to assess sperm
                                                  quality to assess success
                                                  or failure of procedure
                                                  whereas the cost is
                                                  comparable.
--------------------------------------------------------------------------------
Zygote                  Male infertility          A fertilized egg is
intrafallopian          Endometriosis             transferred to the fallopian
transfer (ZIFT)         Unexplained infertility   tube during a laparoscopic
                        Recurrent failure with    procedure. This procedure has
                        IUI Age related           been proven to offer no
                        infertility               clinical advantage to IVF, and
                                                  as a result is decreasing in
                                                  usage.
--------------------------------------------------------------------------------

20 - The Cooper Companies Inc. 2002


CooperSurgical Technologies

                                   [PHOTO]

--------------------------------------------------------------------------------
    Commitment and dedication to reproductive medicine at Sage BioPharma has enabled many couples' dream of parenthood to come true.
--------------------------------------------------------------------------------

SAGE

SAGE offers consumable products used by clinical embryologists and physicians in Assisted Reproductive Technologies, including IVF culture media, andrology products used in the assessment and improvement of male fertility, embryo transfer catheters, and retrieval needles used to obtain female eggs for in vitro fertilization.

The IVF Sequential Advantage Media lines, SAGE's principal products, are the first clinically proven media designed to optimize the in-vitro environment at every stage of embryo development. These culture media products improve the yield of viable embryos for transfer to the mother's womb.

SAGE also provides products to assess and improve male fertility, particularly products for semen preparation.

CSI will maintain SAGE's market leadership position by actively pursuing new technologies and products that provide improved treatment options.

--------------------------------------------------------------------------------

                                   [GRAPHIC]

--------------------------------------------------------------------------------
                          Ackrad's H/S Elliptosphere
                     is used primarily in fertility studies.
--------------------------------------------------------------------------------

ACKRAD

Ackrad's principal product, which accounts for about 65 percent of its revenue, is the H/S Elliptosphere Catheter, used in hysterosalpingography (HSG) and saline contrast hysterosonography (SCHS), the noninvasive assessment of the female reproductive anatomy. Physicians use it primarily for fertility studies, and to assess abnormal uterine bleeding and pelvic pain. These tests show an outline of the uterine cavity and help detect abnormalities that cause infertility or repeated miscarriages.

--------------------------------------------------------------------------------

                                    [PHOTO]

--------------------------------------------------------------------------------
              The Excell'TM' uses dual energy x-ray adsorptiometry
                    technology to help assess fracture risk.
--------------------------------------------------------------------------------

NORLAND

CSI's Norland product line offers a complete line of bone assessment products. The McCue CUBA (Contact Ultrasound Bone Analyzer) is a portable, lightweight, and easy-to-use device to helps assess fracture risk. The APOLLO DXA performs dual x-ray absorptiometry scans of the heel; which help diagnose osteoporosis. The Excell is a full featured, compact central DXA system, which estimates bone mineral density of the spine and femur, measurements that help diagnose and monitor bone disorders, particularly osteoporosis.

OSTEOPOROSIS

Osteoporosis is characterized by excessive loss of bone mineral and deterioration of the skeleton over time. It generally occurs in women over the age of 45. The National Osteoporosis Foundation (NOF) estimates that osteoporosis affects more than 22 million women in the United States, and if unchecked, predicts that it will affect more than 30 million women by 2010 as the population ages. Annual direct medical expenditures for osteoporosis and associated fractures are $13.8 billion, and are expected to increase to $62 billion by the year 2020.

Until recently, osteoporosis was thought to be an inevitable and untreatable consequence of aging. The availability of more effective drug therapies and an increased focus on women's health issues and preventive medical practices have created a growing awareness among patients and physicians that osteoporosis is, in many cases, a disease that can be treated.

21 - The Cooper Companies Inc. 2002


CSI Strategy

The small companies serving the women's healthcare market in the United States have traditionally offered limited product lines for a single procedure or disease. As these products matured and their growth slowed, many looked to exit the market.

CSI's strategy has been to identify and acquire selected smaller companies and product lines that can improve its existing market position or expand into new clinical areas. Of particular interest are opportunities in infertility and the healthcare needs of the aging female population.

Cooper's strong cash flow allows CSI to readily compete for these opportunities, and CSI has added 20 major products or product lines to date while executing this market consolidation strategy. CSI is now a leader in women's healthcare, a growing market driven by favorable demographics and advancing technology.

CSI 2002 Performance

During 2002, CSI revenue grew 22 percent to $71.4 million. Internal organic growth was about 8 percent with the remainder coming from product or product line acquisitions. CSI now represents 23 percent of Cooper's revenue. Its operating margin reached 20 percent for the fiscal year, up from 17 percent in 2001.

Medamicus, CSI's first entry into the growing urinary incontinence segment, performed well in its first full year as a part of the company with its sales more than doubling.

Acquisitions and New Products

During 2002, CSI acquired three companies:

o In April, the bone densitometry business of Norland Medical Systems, Inc. adding products used in the evaluation of osteoporosis to the CSI portfolio.

o In May, Ackrad Laboratories, Inc., a developer and manufacturer of disposable medical devices used primarily in the assessment of infertility.

22 - The Cooper Companies Inc. 2002


o In October, Sage BioPharma, a manufacturer of products used in assisted reproductive technology (ART). With just 370 clinics, the infertility market is convenient to serve, and CSI has strong brand awareness with its customers here.

CSI also introduced the Guardian Vaginal Retractor, designed to control the anatomy during vaginal gynecologic procedures. Its unique design meets a long-standing physician need.

Outlook

With the addition of these product lines, CSI expects revenue in 2003 to range from $83 million to $86 million with operating margin approaching 25 percent. Over the next several years, CSI expects to complete one or two acquisitions annually and achieve high single-digit to low double-digit growth from existing products.

23 - The Cooper Companies Inc. 2002


Index to Financial Information

Five Year Financial Highlights                                                24

Two Year Quarterly Information                                                26

Quarterly Common Stock Price Range                                            26

Management's Discussion and Analysis of Financial Condition and
   Results of Operations                                                      27

Forward-Looking Statements                                                    38

Independent Auditors' Report                                                  39

Management's Statement Regarding Financial Reporting                          40

Consolidated Statements of Income                                             41

Consolidated Balance Sheets                                                   42

Consolidated Statements of Cash Flows                                         43

Consolidated Statements of Comprehensive Income                               45

Notes to Consolidated Financial Statements                                    46

24 - The Cooper Companies, Inc. and Subsidiaries


Five Year Financial Highlights

Consolidated Operations

Years Ended October 31,
(In thousands, except per share amounts)     2002       2001       2000       1999       1998
----------------------------------------   --------   --------   --------   --------   --------
Net sales                                  $315,306   $234,572   $201,217   $168,155   $148,912
                                           ========   ========   ========   ========   ========
Gross profit                               $199,493   $153,368   $133,117   $109,146   $ 93,148
                                           ========   ========   ========   ========   ========
Income from continuing operations before
   income taxes                            $ 65,169   $ 52,128   $ 42,127   $ 32,712   $ 23,087
Provision for (benefit of) income taxes      16,294     14,992     12,727     10,711    (34,723)
                                           --------   --------   --------   --------   --------
Income before items below                    48,875     37,136     29,400     22,001     57,810
Discontinued operations                          --         --         --      3,099    (17,964)
Cumulative effect of change in
   accounting principle                          --         --       (432)        --         --
                                           --------   --------   --------   --------   --------
Net income                                 $ 48,875   $ 37,136   $ 28,968   $ 25,100   $ 39,846
                                           ========   ========   ========   ========   ========
Diluted earnings (loss) per share:
Continuing operations                      $   1.57   $   1.22   $   1.01   $   0.77   $   1.89
Discontinued operations                          --         --         --       0.11      (0.59)
Cumulative effect of change in
   accounting principle                          --         --      (0.01)        --         --
                                           --------   --------   --------   --------   --------
Earnings per share                         $   1.57   $   1.22   $   1.00   $   0.88   $   1.30
                                           ========   ========   ========   ========   ========
Average number of shares used to compute
   diluted earnings per share                31,189     30,491     29,019     28,625     30,538

Notes:

o On November 5, 2002, our Board of Directors authorized a two-for-one stock split in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. As a result, our consolidated financial statements reflect an increase in the number of outstanding shares of our common stock and the transfer of 10 cents per share par value of these additional shares from additional paid-in capital. We have restated all per share amounts to reflect the effect of the stock split.

o Following our implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at the beginning of this year, we no longer amortize goodwill. Goodwill amortization included in prior years was:

                                                        2001       2000       1999       1998
                                                      --------   --------   --------   --------
                                                       $4,057     $2,996     $2,367     $2,283

25 - The Cooper Companies, Inc. and Subsidiaries


Consolidated Financial Position

October 31,
(In thousands)                     2002       2001       2000       1999       1998
--------------                   --------   --------   --------   --------   --------
Current assets                   $198,910   $155,205   $112,685   $100,461   $116,077*
Property, plant and equipment      87,944     61,028     47,933     40,319     34,234
Goodwill                          238,966    131,732     96,905     65,443     68,168
Other intangible assets            14,651     13,890     13,949     15,075     16,140
Other assets                       30,644     34,994     51,093     64,575     61,422
                                 --------   --------   --------   --------   --------
                                 $571,115   $396,849   $322,565   $285,873   $296,041
                                 ========   ========   ========   ========   ========

Short-term debt                  $ 36,333   $  8,249   $  8,094   $  4,888   $ 11,570
Other current liabilities          90,348     59,724     57,181     37,008     35,131
Long-term debt                    127,318     60,553     40,257     57,067     78,677
Other liabilities                   5,674     12,039     18,595     22,767     25,410
                                 --------   --------   --------   --------   --------
Total liabilities                 259,673    140,565    124,127    121,730    150,788
Stockholders' equity              311,442    256,284    198,438    164,143    145,253
                                 --------   --------   --------   --------   --------
                                 $571,115   $396,849   $322,565   $285,873   $296,041
                                 ========   ========   ========   ========   ========

*    Includes net assets of discontinued operations sold in 1999.

26 - The Cooper Companies, Inc. and Subsidiaries


Two Year Quarterly Financial Data

                                            First     Second    Third     Fourth
(In thousands, except per share amounts)   Quarter   Quarter   Quarter   Quarter
----------------------------------------   -------   -------   -------   -------
2002
Net sales                                  $58,112   $71,910   $90,563   $94,721
                                           =======   =======   =======   =======
Gross profit                               $37,485   $44,164   $55,719   $62,125
                                           =======   =======   =======   =======
Income before income taxes                 $13,250   $13,224   $18,302   $20,393
Provision for income taxes                   3,845     3,306     4,941     4,202
                                           -------   -------   -------   -------
Net income                                 $ 9,405   $ 9,918   $13,361   $16,191
                                           =======   =======   =======   =======
Diluted earnings per share                 $  0.30   $  0.32   $  0.43   $  0.52
                                           =======   =======   =======   =======
Number of shares used to compute
   diluted earnings per share               31,075    31,128    31,210    31,335
                                           =======   =======   =======   =======

2001
Net sales                                  $49,976   $57,182   $61,365   $66,049
                                           =======   =======   =======   =======
Gross profit                               $33,186   $37,469   $39,029   $43,684
                                           =======   =======   =======   =======
Income before income taxes                 $ 9,492   $12,680   $13,218   $16,738
Provision for income taxes                   3,183     3,970     2,857     4,982
                                           -------   -------   -------   -------
Net income                                 $ 6,309   $ 8,710   $10,361   $11,756
                                           =======   =======   =======   =======
Diluted earnings per share                 $  0.21   $  0.29   $  0.34   $  0.38
                                           =======   =======   =======   =======
Number of shares used to compute
   diluted earnings per share               29,635    30,248    30,768    31,072
                                           =======   =======   =======   =======

Note:

Quarterly goodwill amortization included    First     Second    Third     Fourth
in 2001 is:                                Quarter   Quarter   Quarter   Quarter
----------------------------------------   -------   -------   -------   -------
                                           $   938   $   911   $ 1,179   $ 1,029

Quarterly Common Stock Price Range

Years Ended October 31,                             2002             2001
-----------------------                       ---------------   ---------------
Quarter Ended                                  High     Low      High     Low
-------------                                 ------   ------   ------   ------
January 31                                    $25.37   $21.02   $20.75   $15.25
                                              ------   ------   ------   ------
April 30                                      $26.79   $21.19   $25.20   $17.45
                                              ------   ------   ------   ------
July 31                                       $27.55   $19.17   $25.70   $20.45
                                              ------   ------   ------   ------
October 31                                    $28.95   $20.32   $27.86   $20.35
                                              ------   ------   ------   ------

At December 31, 2002 and 2001, there were 865 and 1,097 common stockholders of record respectively.

27 - The Cooper Companies, Inc. and Subsidiaries


Management's Discussion and Analysis of
Financial Condition and Results of Operations

Note numbers refer to the "Notes to Consolidated Financial Statements" beginning on page 46 of this report.

RESULTS OF OPERATIONS

In this section we discuss the results of our operations for fiscal 2002 and compare them with those for fiscal 2001 and 2000. We discuss our cash flows and current financial condition under "Capital Resources and Liquidity."

On November 5, 2002, our Board of Directors authorized a two-for-one stock split in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. As a result, our consolidated financial statements reflect an increase in the number of outstanding shares of our common stock and the transfer of 10 cents per share par value of these additional shares from additional paid-in capital. We have restated all per share amounts to reflect the effect of the stock split.

Highlights: Fiscal Year 2002 vs. Fiscal Year 2001

o    Net sales up 34% to $315.3 million.

o Gross profit up 30%; gross margin down by 2 percentage points to 63% of net sales.

o Operating income up 22% to $67 million. Operating margin at 21% of net sales down by 2 percentage points.

o    Effective tax rate down to 25% from 29%.

o    Diluted earnings per share up 29% to $1.57 from $1.22.

SELECTED STATISTICAL INFORMATION - PERCENTAGE OF NET SALES AND GROWTH

Percent of Sales
Years Ended October 31,                 2002   % Growth   2001   % Growth   2000
-----------------------------------     ----   --------   ----   --------   ----

Net sales                               100%      34%     100%      17%     100%
Cost of sales                            37%      43%      35%      19%      34%
                                        ---               ---               ---
Gross profit                             63%      30%      65%      15%      66%
Selling, general and administrative      40%      41%      38%      13%      40%
Research and development                  1%      18%       2%      35%       1%
Amortization                              1%     (71%)      2%      23%       2%
                                        ---               ---               ---
Operating income                         21%      22%      23%      17%      23%
                                        ===               ===               ===

Net Sales

Cooper's two business units, CooperVision ("CVI") and CooperSurgical ("CSI") generate all its revenue:

o CVI develops, manufactures and markets a broad range of soft contact lenses for the worldwide vision care market.

o CSI markets medical devices, diagnostic products, surgical instruments and accessories for the gynecology market.

28 - The Cooper Companies, Inc. and Subsidiaries


Cooper's consolidated revenue grew by 34% in 2002 and 17% in 2001. Net sales for both CVI and CSI have grown consistently over the three-year period:

Growth
($ in millions)                                   2002 vs. 2001   2001 vs. 2000
---------------                                   -------------   -------------
Business Unit
CVI                                                $67.8   38%     $21.3   14%
                                                   =====   ==      =====   ==
CSI                                                $13.0   22%     $12.1   26%
                                                   =====   ==      =====   ==

2002 COMPARED WITH 2001

CVI Revenue

Practitioner and patient preferences in the worldwide contact lens market continue to shift away from conventional lenses that are designed for annual replacement to disposable and frequently replaced lenses. Disposable lenses are designed for either a daily or a two-week replacement cycle; frequently replaced lenses are replaced after one to three months. We refer to the combination of disposable and frequently replaced lenses as "DPR" lenses. An additional transition in the industry involves the shift away from commodity lenses to value added specialty products, such as toric lenses, cosmetic lenses and multifocal lenses.

CVI's revenue growth is driven by unit volume rather than by price. Additionally, our average selling price on a per lens basis is decreasing, reflecting increased sales of DPR lenses, which are marketed in multiple lens packages. This is a global industry trend.

Soft Lens Revenue

CVI's worldwide soft contact lens revenue -- all revenue except royalty revenue, freight reimbursement revenue and miscellaneous items -- grew 44% in fiscal 2002. Revenue from Biocompatibles Eye Care, Inc. ("Biocompatibles"), which we acquired on February 28, 2002, contributed significantly to the growth. Excluding Biocompatibles soft lens revenue of $55.9 million, however, total soft lens revenue still grew 9%, reflecting our continued global market share gains driven primarily by our specialty products.

Sales in 2001 included $3.6 million of initial stocking sales to Rohto Pharmaceutical Co., Ltd. ("Rohto"), CVI's marketing partner in Japan. Less than 10% of these sales were repeated in fiscal 2002. Excluding the Rohto stocking sales in 2001, soft lens revenue (excluding Biocompatibles) increased 11%. Soft lens revenue includes sales of both spherical lenses and aspheric and specialty lens products -- toric, cosmetic, multifocal lenses and lenses for patients with dry eyes:

o Aspheric lenses help improve visual acuity in low light conditions and correct low levels of astigmatism;

o    Toric lenses correct astigmatism;

o Cosmetic lenses are opaque and color enhancing lenses that alter the natural appearance of the eye;

o Proclear lenses help enhance tissue-device compatibility for patients experiencing mild discomfort relating to dry eye during lens wear; and

o Multifocal lenses are designed to correct presbyopia, an age-related vision defect.

29 - The Cooper Companies, Inc. and Subsidiaries


CVI reported revenue includes Biocompatibles beginning in March 2002, when we acquired it. To present growth in our total lens business, we have adjusted reported revenue in the following table by adding Biocompatibles revenue for the eight-months ended October 31, 2001. (This data was derived from the unaudited ledgers of Biocompatibles for those periods.) Because we adjusted year-to-date 2001 revenue for eight months, our 2002 revenue does not require any adjustments to be comparable. We think that adjusting the eight-month period is more meaningful because we did not begin to control Biocompatibles' operations until we acquired it. Since our acquisition of Biocompatibles, CVI has emphasized the benefits of Proclear lenses; and in many cases, practitioners are now recommending Proclear lenses in place of older CVI disposable spherical products. Adjusted soft lens revenue grew 10% in 2002.

CVI Revenue

($ in millions)                                          2002     2001    Growth
---------------                                         ------   ------   ------
REPORTED:
U.S.                                                    $127.8   $105.4     21%
International                                            103.9     55.9     86%
                                                        ------   ------
Soft lens revenue                                        231.7    161.3     44%
Miscellaneous revenue                                     12.2     14.8    (18%)
                                                        ------   ------
Total reported                                          $243.9   $176.1     38%
                                                        ======   ======

Adjustments - To include Biocompatibles revenue for comparable periods:

Eight Months Ended October 31, 2001
(In millions)                                                     2001
-----------------------------------                              ------
U.S.                                                              $11.2
International                                                      37.3
                                                                  -----
Soft lens revenue                                                 $48.5
                                                                  =====

($ in millions)                                          2002     2001    Growth
---------------                                         ------   ------   ------
AS ADJUSTED:
U.S.                                                    $127.8   $116.6     10%
International                                            103.9     93.2     11%
                                                        ======   ======
Soft lens revenue                                        231.7    209.8     10%
Miscellaneous revenue                                     12.2     14.8    (18%)
                                                        ------   ------
Total as adjusted                                       $243.9   $224.6      9%
                                                        ======   ======

The 86% growth in reported international soft lens revenue, from $55.9 million to $103.9 million, was largely due to international sales of Biocompatibles products of $41.7 million in the eight months for which Biocompatibles' revenue has been consolidated with our results. Our $3.6 million initial stocking sales to Rohto in 2001 lowered the adjusted international market percentage growth in the period to 11% from 16%.

30 - The Cooper Companies, Inc. and Subsidiaries


Reported soft lens revenue in the United States, up 21%, included $14.2 million of Biocompatibles revenue. On an adjusted basis, U.S. soft lens revenue grew 10%, due primarily to increased sales in toric, cosmetic and other specialty lenses.

Outlook

We believe that CVI will continue to compete successfully in the worldwide contact lens market, with its DPR toric line, aspheric products and newer specialty products including color lenses (including both those that change and those that accentuate the eye's natural color) and our newly introduced multifocal lenses. Market demographics are favorable, as the teenaged population, the age when most contact lens wear begins, is projected to grow considerably in the United States and European markets over the next two decades.

CVI New Products and Markets

CVI expects to continue to expand its product lines and broaden its geographic presence:

o Expanded United States distribution of Proclear Compatibles Toric lenses, currently in broad distribution overseas, beginning in January 2003.

o Enhancement Colors, a new line of disposable cosmetic products that accentuates the natural color of the eye, is scheduled for launch in the United States in February 2003 and in markets outside the U.S. later in the year. These products complement our line of opaque lenses that change the appearance of the color of the eyes.

o CVI's line of two-week replacement lenses will be launched in Japan in February of 2003 through Rohto, CVI's Japanese marketing partner.

o The launch of Frequency Multifocal in markets outside the United States is scheduled for the third quarter of fiscal 2003.

o A global launch of Proclear Aspheric is expected in the third quarter of fiscal 2003. Also, the worldwide introduction of Proclear Multifocal lenses is scheduled for 2004.

CSI Revenue

CSI's revenue grew 22% in fiscal 2002. About 8% of this was generated by internal or organic growth, with the rest from acquisitions completed in the last two fiscal years. Women's healthcare products used primarily by obstetricians and gynecologists account for about 90% of CSI's revenue. The balance represents sales of medical devices outside of women's healthcare where CSI does not actively compete. These sales are excluded when calculating CSI's organic growth. Because CSI's acquisitions have been accounted for as purchases, results of operations of the acquired companies are included in our consolidated results beginning on the date of acquisition. Acquisitions completed in fiscal 2002 or late in fiscal 2001 are discussed below. Acquisitions completed in fiscal 2001 or late in fiscal 2000 are discussed under "2001 Compared with 2000" in the "CSI Revenue" section.

In May 2002, CSI acquired privately held Ackrad Laboratories, Inc. ("Ackrad"), a developer and manufacturer of disposable medical devices used primarily to assess infertility and other gynecologic disorders.

Ackrad's principal product, accounting for about 65 percent of its revenue, is the H/S Elliptosphere Catheter, used in the noninvasive assessment of the female reproductive anatomy, primarily for fertility studies, and also to assess abnormal uterine bleeding and pelvic pain.

31 - The Cooper Companies, Inc. and Subsidiaries


In April 2002, CSI acquired the assets of the bone densitometry business of Norland Medical Systems ("Norland"). Norland's densitometry products are used in the evaluation of osteoporosis. CSI had been a distributor of these products since November 2000. The Norland business offers both peripheral and central bone density measurement systems.

In October 2002, CSI acquired Sage BioPharma, Inc., ("Sage") a developer and manufacturer of products used in assisted reproductive therapy.

Demographics

Favorable demographic trends also drive CSI's business. The women of the "baby-boomer" generation are reaching the age when gynecological procedures are performed most frequently; and CSI has, through both acquisition and internal development, built an extensive product line to diagnose and treat these patients.

Outlook

We anticipate that CSI will continue to consolidate the women's healthcare market and complete one or two acquisitions each year, with its revenue reaching an annual run rate of $100 million by the end of 2003, with operating margins approaching 25%.

2001 COMPARED WITH 2000

CVI Revenue

CVI's worldwide core business, all revenue other than sales to other contact lens suppliers ("OEM" sales), grew 15% in fiscal 2001:

($ in millions)                    2001    % Total    2000    % Total   % Growth
---------------                   ------   -------   ------   -------   --------
United States                     $110.9      63%    $100.8      65%       10%
International                       62.3      35%      49.6      32%       25%
                                  ------     ---     ------     ---
Core business                      173.2      98%     150.4      97%       15%
OEM                                  2.9       2%       4.4       3%      (34%)
                                  ------     ---     ------     ---
Total                             $176.1     100%    $154.8     100%       14%
                                  ======     ===     ======     ===

During 2001, the British pound, the Euro and the Canadian dollar all weakened against the U.S. dollar. In constant currency, our worldwide core business grew 17% and our international core revenue grew 30%. Strong results in Europe, where revenue increased 32%, drove international growth.

DPR Lenses

Worldwide sales of all DPR lenses, both toric and spherical, accounted for 80% of CVI's 2001 revenue. Sales of these products grew 16% in the United States and 21% worldwide.

Toric Lenses

Toric lenses are CVI's largest product line, representing about 45% of its worldwide 2001 revenue. Total sales of toric lenses grew 13% in fiscal 2001. The largest segment of the toric market is DPR torics, where CVI's revenue increased 23% worldwide.

32 - The Cooper Companies, Inc. and Subsidiaries


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

OEM Business

After the acquisition of Aspect Vision Care in fiscal 1998, we de-emphasized OEM sales, concentrating instead on branded products that generate higher margins. OEM business generated 2% of total CVI revenue in 2001 and declined 34% from the previous year.

CSI Revenue

CSI revenue grew 26% in fiscal 2001. Internal or organic growth generated about 10% of this growth, with the rest from acquisitions completed in the last two fiscal years. Acquisitions completed in fiscal 2001 or late in fiscal 2000 are discussed below.

In August 2001, CSI acquired Medscand Medical AB and Medscand (USA), Inc., collectively "Medscand," which develops, manufactures and markets specimen collection devices used with products that help diagnose cervical cancer. Medscand revenue in 2000 was about $7 million.

In April 2001, CSI acquired the LuMax System from MedAmicus, Inc. with revenue of about $4 million in 2000. The LuMax System helps diagnose the cause of female incontinence, the accidental loss of urine resulting in a medical or hygienic problem. It uses patented fiber optic transducer technology to measure and monitor the physiological factors associated with female urinary function.

In October 2000, CSI acquired MedaSonics, Inc., including its line of hand-held and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties. The Doppler line of products revenue was about $4 million in 1999.

Cost of Sales/Gross Profit

Gross Profit % of Net Sales                    2002   2001   2000
---------------------------                    ----   ----   ----
CVI                                             67%    69%    70%
                                                --     --     --
CSI                                             51%    55%    55%
                                                --     --     --
Consolidated                                    63%    65%    66%
                                                --     --     --

CVI's gross margin decreased 2 percent from fiscal 2001, primarily due to the acquisition of Biocompatibles in February, whose more mature product line generates lower margins. Their newer line, featuring phosphorylcholine technology, is growing and provides margins more in line with CVI's other specialty products. Going forward, we expect that the continuing shift in revenue to phosphorylcholine lenses away from the older line, combined with ongoing manufacturing efficiencies, will result in improved margins.

33 - The Cooper Companies, Inc. and Subsidiaries


For fiscal 2003, we anticipate that CVI's gross margins will remain about the same as sales in lower-margin international markets expand, including sales to distributors such as Rohto in Japan, and are offset by increased margins from improved manufacturing efficiencies at both CVI and Biocompatibles.

Because we manufacture a significant amount of our inventory in England, CVI's gross margins tend to decrease when the British pound strengthens against the U.S. dollar and tend to improve when the pound weakens.

CSI's gross margin was 51% of sales in 2002, down from 55% in 2001 and 2000. During the third quarter of 2002, CSI phased out the Cerveillance colposcopy system, which captures and stores digital images of the cervix, and recorded a charge against cost of sales (primarily write down of inventory distribution rights and prepaid royalties) of about $2 million.

Cerveillance is being phased out because the Leisegang Prism system, with its superior optics, acquired with the purchase of Leisegang Medical Inc. in 2000, is known as the world's finest colposcopy equipment and is favored by customers.

CSI's gross margin from recurring activities (excluding the charge described above) was 54% for fiscal 2002, down from 55% in 2001, primarily because of the lower margins of certain products acquired while CSI executed its strategy to consolidate the women's healthcare market.

For fiscal 2003, we expect that CSI gross margins from recurring activities will not change significantly. We expect that the integration of recent acquisitions, which will tend to increase margins, will be offset by future acquisitions and other alliances that may initially tend to reduce margins.

Selling, General and Administrative Expense ("SGA")
(In millions)                                              2002    2001    2000
---------------------------------------------------       ------   -----   -----
CVI                                                       $ 98.9   $65.1   $56.6
CSI                                                         20.3    18.0    16.0
Headquarters                                                 7.5     6.7     6.7
                                                          ------   -----   -----
                                                          $126.7   $89.8   $79.3
                                                          ======   =====   =====

Consolidated SGA increased by 41% in 2002 and 13% in 2001. As a percentage of net sales, consolidated SGA was 40%, 38% and 40% in fiscal 2002, 2001 and 2000, respectively.

CVI's SGA increased 52% in 2002 and 15% in 2001. The increase in 2002 resulted primarily from the acquisition of Biocompatibles, including certain additional costs incurred during the integration period ("integration costs") of about $1.7 million for fiscal 2002. We expect SGA as a percentage of revenue to improve as Biocompatibles is integrated. In addition, selling, promotion and distribution costs to introduce new products increased in 2002 and 2001. As a percentage of net sales, SGA at CVI was 41% in 2002 and 37% in 2001 and 2000.

At CSI, SGA increased 13% in 2002, significantly below the 22% sales growth. Reported SGA in fiscal 2001 includes about $800,000 of one-time costs for facility relocation and acquisition integration. Excluding these charges from 2001 SGA, the 2002 increase was 19%, closer to sales growth.

Headquarters' SGA decreased to 2.4% of consolidated revenue from 2.9% in 2001 and 3.3% in 2000. Absent material expenditures resulting from the Sarbanes-Oxley Act and from potential additional regulations from the Securities and Exchange Commission, we anticipate that Headquarters' SGA will continue to grow slower than consolidated revenue.

34 - The Cooper Companies, Inc. and Subsidiaries


Research and Development Expense

Research and development expense was 1% of net sales in fiscal 2002, 2% in fiscal 2001 and 1% in 2000: $4.3 million in 2002, $3.7 million in 2001 and $2.7 million in 2000.

In 2002, we initiated development projects for new and improved contact lens products. During the 2003 to 2005 period, CVI plans to invest in two new research programs: the development of an extended wear contact lens and an improved contact lens technology. We expect that research and development expenses will increase by about $1.5 million to $2 million in 2003. Most of our R&D expense, other than the two new programs, is for clinical and regulatory and other development activities rather than basic research.

Amortization of Intangibles

Amortization of intangibles was $1.5 million in 2002, $5.2 million in 2001 and $4.2 million in 2000. Amortization expense decreased in fiscal 2002, primarily because following our adoption of Statement of Financial Accounting Standards ("SFAS") 142, we no longer amortize goodwill. Goodwill amortization reduced operating income by $4.1 million in 2001 and $3 million in 2000 (see Note 3). The increase in 2001 reflects the effect of acquisition activity during the period.

Operating Income

Operating income grew $20.1 million or 43% between 2000 and 2002:

Years Ended October 31,
(In millions)                                           2002    2001    2000
-----------------------------------------------------   -----   -----   -----
CVI                                                     $60.4   $51.4   $47.3
CSI                                                      14.1    10.1     6.3
Headquarters                                             (7.5)   (6.7)   (6.7)
                                                        -----   -----   -----
                                                        $67.0   $54.8   $46.9
                                                        -----   -----   -----
Percent growth                                             22%     17%
                                                        =====   =====

Settlement of Disputes, Net

In 2000, we recorded a charge to income of $653,000 to settle a dispute with a German distributor, including the write-off of a related investment in a joint venture.

Other Income, Net

Years Ended October 31,
(In thousands)                                           2002     2001    2000
-----------------------------------------------------   ------   ------   -----
Interest income                                         $  179   $  443   $ 499
Gain on sale of Quidel stock                             1,168       --      --
Gain on Litmus/Quidel transaction                        2,075      719      --
Foreign exchange gain (loss)                             1,774       34    (256)
Gain on swap contract                                       --       --     240
Other                                                     (124)     (88)    172
                                                        ------   ------   -----
                                                        $5,072   $1,108   $ 655
                                                        ======   ======   =====

35 - The Cooper Companies, Inc. and Subsidiaries


Gain on Sale of Quidel Stock

In fiscal 2002, we sold 592,000 shares of Quidel stock, and realized a gain of approximately $1.2 million.

Gain on Litmus/Quidel Transaction

In the first quarter of 2001, Quidel Corporation ("Quidel") acquired Litmus Concepts, Inc. ("Litmus") through an exchange of common stock. Cooper held a preferred equity position in Litmus, which equated to approximately a 10 percent ownership. As a result of this transaction, we received 1,138,725 shares of Quidel's common stock, and at that time, we recorded a gain of $719,000, as the market value of the Quidel shares received exceeded the carrying value of our investment in Litmus. In the third quarter of 2002, we received an additional 334,727 shares of Quidel that were held in escrow and recorded a gain of $2.1 million, based on the fair market value of Quidel shares on the day we received them.

Foreign Exchange

In conjunction with the closing of our acquisition of Biocompatibles and providing additional capitalization for international operations, we provided about $21 million in pounds sterling to a U.K. affiliate to settle a short-term financing. While the loans were outstanding, the pound strengthened against the dollar, and a net gain of about $1.5 million resulted when the loan was repaid. $300,000 of additional gains resulted from currency exposures that were acquired and not hedged. Our policy continues to be to hedge foreign exchange exposure whenever possible. As such, we do not expect large gains or losses in the future.

Gain on Swap Contract

In 2000, we repaid the Midland Bank loan and cancelled an interest rate swap, realizing a gain of $240,000.

Interest Expense

Interest expense was $6.9 million in 2002, $3.7 million in 2001 and $4.7 million in fiscal 2000. The increase in 2002 interest expense was driven by higher debt levels needed for acquisitions, partially offset by lower interest rates. The decrease in 2001 generally reflects lower interest rates and reduced average debt in 2001.

Provision for Income Taxes

Our effective tax rate ("ETR") - provision for income taxes as a percent of income before income taxes - for fiscal 2002 was 25%, down from fiscal 2001's ETR of 29%. The reduction of our ETR resulted from a higher percent of our income coming from our international operations (including the international operations of Biocompatibles). Assuming no major acquisitions, we expect our ETR to remain at 25% in fiscal 2003.

With our anticipated faster growth outside the U.S. and a favorable mix of products manufactured outside the U.S., Cooper now expects its U.S. net operating loss carry-forward ("NOLs") in the U.S. to last through 2006.

We implemented a global tax plan in fiscal 1999 to minimize both the taxes reported in our statement of income and the actual taxes we will have to pay once we use all the benefits of our NOLs. The global tax plan consisted of a restructuring of the legal ownership structure for the CooperVision foreign sales and manufacturing subsidiaries.

36 - The Cooper Companies, Inc. and Susidiaries


The stock of those subsidiaries is now owned by a single foreign holding company, which centrally directs much of the activities of those subsidiaries. The foreign holding company has applied for and received the benefits of a reduced tax rate under a special tax regime available in its country of domicile. Assuming no other major acquisitions or large stock issuance, we currently expect that this plan will extend the cash flow benefits of the existing NOLs through 2006, and that actual cash payments of taxes will average less than 5% of pretax profits over this period. After 2006, actual cash payments of taxes are expected to average less than 20% of pretax profits.

CAPITAL RESOURCES & LIQUIDITY

Year 2002 Highlights

o    Operating cash flow $55.9 million vs. $25.6 million in 2001.

o Closed four acquisitions and made contractual payments for prior acquisitions and paid other acquisition costs totaling $136.1 million.

o Expenditures for purchases of property, plant and equipment $23.4 million vs. $16.8 million in 2001.

o Increased credit facility with KeyBank from $75 million to $225 million, retaining favorable interest rates.

Comparative Statistics:

October 31,
(Dollars in millions, except per share amounts)                2002       2001
-----------------------------------------------               -------   --------
Cash and cash equivalents                                     $  10.3   $  12.9
Total assets                                                  $ 571.1   $ 396.8
Working capital                                               $  72.2   $  87.2
Total debt                                                    $ 163.7   $  68.8
Stockholders' equity                                          $ 311.4   $ 256.3
Ratio of debt to equity                                        0.53:1    0.27:1
Debt as a percentage of total capitalization                       34%       21%

Operating Cash Flows

Our major source of liquidity continues to be cash flow from operating activities. Operating cash flow for fiscal 2002 was $55.9 million vs. $25.6 million in 2001. Cooper continued to improve its receivable collections following difficulties experienced in late 2001 and early 2002 caused by the installation of a new enterprise resource planning system at CVI. These problems resulted in an unusually high level of Days of Sales Outstanding ("DSO's") at the end of 2001 and the first quarter of 2002. At the end of the current year, Cooper's DSO's were 71 days, an improvement of 17% from the 86 days reported at the end of the first quarter. The improved collections resulted in cash outflow being reduced to $1.4 million this year, vs. $21 million of cash used in fiscal 2001. Looking forward, we expect that DSO's will remain in the high 60's to low 70's range, although continued international expansion could tend to increase DSO's moderately.

37 - The Cooper Companies, Inc. and Susidiaries


Major uses of cash for operating activities included payments of $4 million on a previously accrued dispute settlement with Medical Engineering Corporation, $2.6 million to fund entitlements under Cooper's bonus plans in the first quarter and $8.8 million in interest payments and payments for costs incurred to obtain our new $225 million credit facility.

Investing Cash Flows

The cash outflow of $155.1 million from investing activities was driven by the acquisition of Biocompatibles and other businesses totaling $136.1 million and capital expenditures of $23.4 million. The cash outflow was partially offset by $4.4 million of cash received from the sale of Quidel shares.

Financing Cash Flows

Financing activities provided $96.3 million of cash, required primarily to fund acquisitions. Most of this cash was provided by our $225 million line of credit. Also, $6.1 million was provided by stock option exercises. In addition to debt repayments of $128.3 million (including net repayments of $4.2 million of short-term borrowing), we disbursed $1.5 million for dividends on our common stock.

Risk Management (see Note 7)

We are exposed to changes in foreign currency exchange rates, principally debt denominated in pounds sterling and from overseas operations denominated in foreign currencies. We have hedged most of the debt by entering into contracts to buy sterling forward. We are also exposed to changes in interest rates, as the interest rate on most of our debt varies with the London Interbank Offered Rate ("LIBOR").

Outlook

We believe that cash and cash equivalents on hand of $10.3 million plus cash from operating activities will fund future operations, capital expenditures, cash dividends and smaller acquisitions. During the year, in order to afford increased flexibility for larger potential transactions, we expanded our credit facilities with KeyBank as agent from $75 million to $225 million (see Note 6). Funds will be used, as required, to fund acquisitions and potentially repay debt carrying higher interest rates. At October 31, 2002, we had $68.5 million available under the KeyBank line of credit.

Inflation and Changing Prices

Inflation has not had any appreciable effect on our operations in the last three years.

New Accounting Pronouncements (See Note 1)


Estimates and Critical Accounting Policies (See Note 1)

38 - The Cooper Companies, Inc. and Susidiaries


Forward-Looking Statements

Some of the information included in this annual report contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include certain statements pertaining to our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions and results of operations are forward-looking statements. To identify forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These, and all forward-looking statements, necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

Events, among others, that could cause actual results and future actions to differ materially from those described by or contemplated in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs, increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, regulatory issues, changes in tax laws, changes in geographical profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, changes in accounting principles or estimates, and other factors described in our Securities and Exchange Commission filings, including the "Business" section in our Annual Report on Form 10-K for the year ended October 31, 2002. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

39 - The Cooper Companies, Inc. and Subsidiaries


Independent Auditors' Report

The Board of Directors and Stockholders

The Cooper Companies, Inc:

We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


                                               KPMG LLP
San Francisco, California
December 11, 2002

40 - The Cooper Companies, Inc. and Subsidiaries


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


           A. Thomas Bender                                  Robert S. Weiss

A. Thomas Bender                                     Robert S. Weiss
Chairman of the Board,                               Executive Vice President
President and Chief Executive Officer                and Chief Financial Officer

41 - The Cooper Companies, Inc. and Subsidiaries


Consolidated Statements of Income

Years Ended October 31,
(In thousands, except per share amounts)                        2002       2001       2000
                                                              --------   --------   --------
Net sales                                                     $315,306   $234,572   $201,217
Cost of sales                                                  115,813     81,204     68,100
                                                              --------   --------   --------
Gross profit                                                   199,493    153,368    133,117
Selling, general and administrative expense                    126,730     89,770     79,324
Research and development expense                                 4,315      3,658      2,711
Amortization of intangibles                                      1,477      5,182      4,213
                                                              --------   --------   --------
Operating income                                                66,971     54,758     46,869
Other income, net                                                5,072      1,108        655
Interest expense                                                 6,874      3,738      4,744
Settlement of disputes, net                                         --         --       (653)
                                                              --------   --------   --------
Income before income taxes and cumulative effect of change
   in accounting principle                                      65,169     52,128     42,127
Provision for income taxes                                      16,294     14,992     12,727
                                                              --------   --------   --------
Income before cumulative effect of change in accounting
   principle                                                    48,875     37,136     29,400
Cumulative effect of change in accounting principle, net of
   tax benefit of $218                                              --         --       (432)
                                                              --------   --------   --------
Net income                                                    $ 48,875   $ 37,136   $ 28,968
                                                              ========   ========   ========
Basic earnings per share:
   Income before cumulative effect of change in
      accounting principle                                    $   1.60   $   1.25   $   1.04
   Cumulative effect of change in accounting principle              --         --      (0.02)
                                                              --------   --------   --------
Basic earnings per share                                      $   1.60   $   1.25   $   1.02
                                                              ========   ========   ========
Diluted earnings per share:
   Income before cumulative effect of change in accounting
      principle                                               $   1.57   $   1.22   $   1.01
   Cumulative effect of change in accounting principle              --         --      (0.01)
                                                              --------   --------   --------
   Diluted earnings per share                                 $   1.57   $   1.22   $   1.00
                                                              ========   ========   ========
   Number of shares used to compute earnings per share:
      Basic                                                     30,558     29,673     28,376
                                                              ========   ========   ========
      Diluted                                                   31,189     30,491     29,019
                                                              ========   ========   ========

See accompanying notes to consolidated financial statements.

42 - The Cooper Companies, Inc. and Subsidiaries


Consolidated Balance Sheets

October 31,
(In thousands)                                                     2002       2001
--------------                                                   --------   --------
Assets
Current assets:
   Cash and cash equivalents                                     $ 10,255   $ 12,928
   Accounts receivable, less allowances of $3,883 in 2002 and
      $1,966 in 2001                                               74,545     55,318
   Inventories                                                     76,279     51,153
   Deferred tax assets                                             17,781     17,308
   Marketable securities                                            2,750      7,982
   Prepaid expenses and other current assets                       17,300     10,516
                                                                 --------   --------
      Total current assets                                        198,910    155,205
                                                                 --------   --------
Property, plant and equipment, at cost                            150,785     85,322
   Less accumulated depreciation and amortization                  62,841     24,294
                                                                 --------   --------
                                                                   87,944     61,028
                                                                 --------   --------
Goodwill                                                          238,966    131,732
Other intangibles                                                  14,651     13,890
Deferred tax assets                                                26,806     31,246
Other assets                                                        3,838      3,748
                                                                 --------   --------
                                                                 $571,115   $396,849
                                                                 ========   ========

Liabilities and Stockholders' Equity
Current liabilities:
   Short-term debt                                               $ 36,333   $  8,249
   Accounts payable                                                15,212     11,149
   Employee compensation and benefits                              13,415      6,609
   Accrued acquisition costs                                       24,773     16,378
   Accrued income taxes                                            12,261      7,688
   Other accrued liabilities                                       24,687     17,900
                                                                 --------   --------
      Total current liabilities                                   126,681     67,973
                                                                 --------   --------
Long-term debt                                                    127,318     60,553
Other liabilities                                                   5,674     12,039
                                                                 --------   --------
      Total liabilities                                           259,673    140,565
                                                                 --------   --------
Commitments and contingencies (see Note 11)
Stockholders' equity:
   Preferred stock, 10 cents par value, shares authorized:
      1,000; zero shares issued or outstanding
   Common stock, 10 cents par value, shares authorized:                --         --
      40,000; issued: 31,525 and 31,095 at October 31, 2002
      and 2001, respectively                                        3,153      3,110
   Additional paid-in capital                                     285,619    276,937
   Accumulated other comprehensive loss                            (4,396)    (3,305)
   Unearned compensation                                              (78)      (145)
   Retained earnings (deficit)                                     37,236    (10,112)
   Treasury stock at cost: 658 and 665 shares at October 31,
      2002 and 2001, respectively                                 (10,092)   (10,201)
                                                                 --------   --------
   Stockholders' equity                                           311,442    256,284
                                                                 --------   --------
                                                                 $571,115   $396,849
                                                                 ========   ========

See accompanying notes to consolidated financial statements.

43 - The Cooper Companies, Inc. and Subsidiaries


Consolidated Statements of Cash Flows

Years Ended October 31,
(In thousands)                                                   2002        2001       2000
-----------------------                                        ---------   --------   --------
Cash flows from operating activities:
Net income                                                     $  48,875   $ 37,136   $ 28,968
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Deferred income taxes                                          11,736     12,895     10,894
   Depreciation expense                                            9,892      5,806      4,521
   Provision for doubtful accounts                                   944        251        426
   Amortization expense                                            1,477      5,182      4,213
Change in operating assets and liabilities excluding effects from acquisitions:
   Receivables                                                    (1,377)   (20,982)    (4,314)
   Inventories                                                    (8,111)   (11,581)    (2,150)
   Other assets                                                  (10,128)    (1,721)      (471)
   Accounts payable                                               (1,377)     2,499      1,339
   Accrued liabilities                                             3,821       (566)     3,644
   Income taxes payable                                            4,195        200     (3,042)
   Other long-term liabilities                                    (4,000)    (3,500)    (3,000)
                                                               ---------   --------   --------
Cash provided by operating activities                             55,947     25,619     41,028
                                                               ---------   --------   --------

Cash flows from investing activities:
Acquisitions of assets and businesses                           (136,138)   (48,217)   (24,444)
Purchases of property, plant and equipment                       (23,434)   (16,757)   (14,665)
Sale of marketable securities                                      4,382         --         --
Disposition costs paid                                                --       (234)    (1,455)
Other                                                                 97         --         --
                                                               ---------   --------   --------
   Cash used by investing activities                            (155,093)   (65,208)   (40,564)
                                                               ---------   --------   --------

See accompanying notes to consolidated financial statements.

44 - The Cooper Companies, Inc. and Subsidiaries


Consolidated Statements of Cash Flows - Concluded

Years Ended October 31,
(In thousands)                                                    2002       2001       2000
-----------------------                                        ---------   --------   --------
Cash flows from financing activities:
Proceeds from long-term line of credit                         $ 219,978   $ 32,839   $ 23,658
Repayment of long-term line of credit                           (117,326)   (11,000)   (16,500)
Principal payments on long-term obligations                       (6,686)    (2,082)   (19,881)
Net borrowings (repayments) under short-term agreements           (4,239)       355      3,566
Exercise of stock options                                          6,125     18,912      3,078
Dividends on common stock                                         (1,527)    (1,038)    (1,134)
                                                               ---------   --------   --------
Cash provided (used) by financing activities                      96,325     37,986     (7,213)
                                                               ---------   --------   --------
Effect of exchange rate changes on cash and cash equivalents         148        (77)       435
Net decrease in cash and cash equivalents                         (2,673)    (1,680)    (6,314)
Cash and cash equivalents at beginning of year                    12,928     14,608     20,922
                                                               ---------   --------   --------
Cash and cash equivalents at end of year                       $  10,255   $ 12,928   $ 14,608
                                                               =========   ========   ========
Supplemental disclosures of cash flow information:
   Cash paid for:
   Interest (net of amounts capitalized)                       $   8,787   $  3,179   $  4,130
                                                               =========   ========   ========
Income taxes                                                   $   1,311   $  1,534   $  4,480
                                                               =========   ========   ========
Supplemental disclosure of noncash investing and financing
   activities:
Issuance of stock for acquisitions                                   109        302      6,192

See accompanying notes to consolidated financial statements.

45 - The Cooper Companies, Inc. and Subsidiaries


Consolidated Statements of Comprehensive Income

Years Ended October 31,
(In thousands)                                            2002      2001      2000
-----------------------                                 -------   -------   -------
Net income                                              $48,875   $37,136   $28,968
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustment                2,135      (194)   (2,963)
   Change in value of derivative instruments                516      (741)       --
   Additional minimum pension liability                  (1,081)       --        --
   Unrealized gain on marketable securities:
      Gain (loss) arising during period                  (1,918)    1,188        --
      Reclassification adjustment                          (743)       --        --
                                                        -------   -------   -------
      Unrealized gain (loss) on marketable securities    (2,661)    1,188        --
                                                        -------   -------   -------
Other comprehensive income (loss), net of tax            (1,091)      253    (2,963)
                                                        -------   -------   -------
Comprehensive income                                    $47,784   $37,389   $26,005
                                                        =======   =======   =======

Analysis of changes in accumulated other comprehensive loss:

                                                       Unrealized
                             Foreign      Change in       Gain
                            Currency      Value of     (loss) on     Minimum
                           Translation   Derivative    Marketable    Pension
                            Adjustment   Instruments   Securities   Liability    Total
                           -----------   -----------   ----------   ---------   -------
Balance October 31, 1999     $  (595)       $  --       $    --      $    --    $  (595)
2000 activity                 (2,963)          --            --           --     (2,963)
                             -------        -----       -------      -------    -------
Balance October 31, 2000      (3,558)          --            --           --     (3,558)
2001 activity                   (194)        (741)        1,188           --        253
                             -------        -----       -------      -------    -------
Balance October 31, 2001      (3,752)        (741)        1,188           --     (3,305)
2002 activity                  2,135          516        (2,661)      (1,081)    (1,091)
                             -------        -----       -------      -------    -------
Balance October 31, 2002     $(1,617)       $(225)      $(1,473)     $(1,081)   $(4,396)
                             =======        =====       =======      =======    =======

See accompanying notes to consolidated financial statements.

46 - The Cooper Companies, Inc. and Subsidiaries


Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

The Cooper Companies, Inc. ("Cooper" or "we" and similar pronouns), through its two business units, develops, manufactures and markets healthcare products. CooperVision ("CVI") markets a range of specialty contact lenses to correct visual defects, including toric lenses to correct astigmatism, cosmetic lenses to change or enhance the appearance of the eyes' natural color, multifocal lenses designed to correct presbyopia, an age-related vision defect, and lenses for patients with dry eyes. Its leading products are disposable and planned replacement toric and spherical lenses. CooperSurgical ("CSI") markets medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

Estimates and Critical Accounting Policies

Estimates and judgments made by management are an integral part of financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Actual results may be different from estimated amounts included in our financial statements. We believe that the following critical accounting policies address the significant estimates required of management when preparing our consolidated financial statements in accordance with GAAP:

o Revenue recognition - In general, we recognize revenue upon shipment of our products, when risk of ownership transfers to our customers. We record, based on historical statistics, appropriate provisions for shipments to customers who have the right of return.

o Adequacy of allowance for doubtful accounts - In accordance with GAAP, our reported balance of accounts receivable, net of the allowance for doubtful accounts, represents our estimate of the amount that will be realized in cash. We review the adequacy of our allowance for doubtful accounts on an ongoing basis, using historical payment trends and the age of the receivables, complemented by individual knowledge of our customers. If and when our analyses indicate, we increase or decrease our allowance accordingly.

o Net realizable value of inventory - GAAP states that inventories be stated at the lower of cost or market. On an ongoing basis, we review the carrying value of our inventories, measuring number of months on hand and other indications of salability and reduce the value of inventory if there are indications that the carrying value is greater than market.

o Valuation of goodwill - We evaluate our goodwill balances and test them for impairment in accordance with the provisions of Statements of Financial Accounting Standards 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" (see Note 3).

o Income taxes - As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposures in each jurisdiction including the impact, if any, of additional taxes resulting from tax examinations as well as making judgments regarding the recoverability of deferred tax assets. To the extent recovery of deferred tax assets is not likely based on our estimation of future taxable income in each jurisdiction, a valuation allowance is established. Tax exposures can involve complex issues and may require an extended period to resolve. To determine the quarterly tax rate, we are required to estimate full-year income and the related income tax expense in each jurisdiction. The estimated effective tax rate is adjusted for the tax related to significant unusual items. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.

47 - The Cooper Companies, Inc. and Subsidiaries


Consolidation

The financial statements in this report include the accounts of all of Cooper's consolidated entities. Intercompany transactions and balances are eliminated in consolidation.

Foreign Currency Translation

Most of our operations outside of the United States have their reporting currency as their functional currency. We translate these assets and liabilities into U.S. dollars at year-end exchange rates. We translate income and expense accounts at weighted average rates for each year. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location's functional currency in net income for each period. Net foreign exchange gain (loss) included in the determination of net income for the years ended October 31, 2002, 2001 and 2000 was $1.8 million, $34,000 and ($256,000), respectively.

Derivatives

We use derivatives to reduce market risks associated with changes in foreign exchange and interest rates. We do not use derivatives for trading or speculative purposes. We believe that the counter party with whom we enter into forward exchange contracts and interest rate swap agreements is financially sound and that the credit risk of these contracts is negligible.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost, which approximates market value.

Inventories, at the Lower of Average Cost or Market

October 31,
(In thousands)                                                  2002      2001
--------------                                                -------   -------
Raw materials                                                 $13,176   $ 9,889
Work-in-process                                                14,067     8,491
Finished goods                                                 49,036    32,773
                                                              -------   -------
                                                              $76,279   $51,153
                                                              =======   =======

Property, Plant and Equipment, at Cost

October 31,
(In thousands)                                                  2002       2001
--------------                                                --------   -------
Land and improvements                                         $  1,545   $ 1,348
Buildings and improvements                                      26,418    13,441
Machinery and equipment                                        122,822    70,533
                                                              --------   -------
                                                              $150,785   $85,322
                                                              ========   =======

We compute depreciation using the straight-line method in amounts sufficient to write off depreciable assets over their estimated useful lives. We amortize leasehold improvements over their estimated useful lives or the period of the related lease, whichever is shorter. We depreciate buildings over 35 to 40 years and machinery and equipment over 3 to 15 years.

48 - The Cooper Companies, Inc. and Subsidiaries


We expense costs for maintenance and repairs and capitalize major replacements, renewals and betterments. We eliminate the cost and accumulated depreciation of depreciable assets retired or otherwise disposed of from the asset and accumulated depreciation accounts and reflect any gains or losses in operations for the period.

Earnings Per Share ("EPS")

We determine basic EPS by using the weighted average number of shares outstanding and then add outstanding dilutive stock options to determine diluted EPS (see Note 4). On November 5, 2002, our Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. As a result, our consolidated financial statements reflect an increase in the number of outstanding shares of our common stock and the transfer of 10 cents per share par value of these additional shares from additional paid-in capital. We have restated per share amounts to reflect the effect of the stock split.

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

New Accounting Pronouncements

We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on November 1, 2001. In accordance with the requirements of SFAS 142, during the six months ended April 30, 2002, we:

o Evaluated the balance of goodwill and other intangible assets recorded on our consolidated balance sheet as of October 31, 2001. Apart from goodwill, no reclassifications were required to conform to the new criteria for recognition.

o Reassessed the useful lives and residual values of all acquired intangible assets. No amortization period adjustments were required, and we had no intangible assets (other than goodwill) with indefinite useful lives.

o Determined that the reporting units to be used to test for goodwill impairment in accordance with SFAS 142 were CVI and CSI.

o Determined that the fair value of each reporting unit exceeded its carrying value. Accordingly, none of our goodwill was impaired, as of the date of adoption of SFAS 142.

We performed our first annual evaluation of our goodwill effective May 1, 2002, determining that the fair value of each reporting unit continued to exceed its carrying value.

49 - The Cooper Companies, Inc. and Subsidiaries


Pro Forma Earnings Per Share ("EPS"):

In accordance with SFAS 142, we no longer amortize goodwill. Actual information for fiscal 2002 and pro forma EPS for fiscal 2001 and 2000 are presented below:

Years Ended October 31,
(In thousands, except for earnings per share)            2002      2001      2000
---------------------------------------------          -------   -------   -------
Net income                                             $48,875   $37,136   $28,968
Add back goodwill amortization*                             --     2,962     2,151
                                                       -------   -------   -------
Pro forma net income                                   $48,875   $40,098   $31,119
                                                       =======   =======   =======

Pro forma earnings per share:
   Basic                                               $ 1.60    $  1.35   $  1.10
                                                       =======   =======   =======
   Diluted                                             $ 1.57    $  1.32   $  1.07
                                                       =======   =======   =======
Number of shares used to compute earnings per share:
   Basic                                                30,568    29,673    28,376
                                                       =======   =======   =======
   Diluted                                              31,189    30,491    29,019
                                                       =======   =======   =======

* Net of tax, assuming an effective tax rate of 27% for 2001 and 28.2% for 2000.

Note 2. Acquisitions

All acquisitions disclosed here have been accounted for as purchases. Accordingly, results of operations for acquired companies are included in our consolidated results of operations from the date of acquisition. All of these acquisitions were made to further the business objectives of both CVI and CSI:

CVI: To continue to grow revenue at one and one-half to two times the rate of the world market and to become the world's largest specialty contact lens provider by mid-decade.

CSI: To identify and acquire selected smaller companies and product lines that can improve its existing market position in women's healthcare or offer opportunities in new clinical areas.

Acquisition of Biocompatibles

On February 28, 2002, Cooper acquired the contact lens business of Biocompatibles International plc. ("Biocompatibles"), comprised of its wholly owned subsidiaries Hydron Limited ("Hydron"), Biocompatibles Eye Care Inc. ("BE Inc.") and Biocompatibles Canada Inc. ("BE Canada"). Under an International Share Sale Agreement (the "Sale Agreement") dated January 15, 2002, among Biocompatibles, Cooper and Cooper's wholly owned subsidiary Aspect Vision Holdings Limited ("AVH"), Biocompatibles sold all of the outstanding shares of Hydron to AVH and all of the outstanding shares of BE Inc. and BE Canada to Cooper.

Biocompatibles had worldwide revenue in calendar 2001 of about $70 million, about 70% outside of North America. Biocompatibles products are manufactured in Norfolk, Virginia; Farnborough, United Kingdom; Adelaide, Australia and Madrid, Spain.

50 - The Cooper Companies, Inc. and Subsidiaries


The aggregate consideration paid for the shares and to repay outstanding indebtedness of the acquired business was 'L'70 million (about $99 million) plus transaction costs. In the purchase price allocation, $81.5 million has been ascribed to goodwill, which is not being amortized, and other intangible assets of $1.1 million being amortized over 8 years. The purchase price allocation also included $27.7 million of working capital, $23.3 million of accrued acquisition costs and $11.7 million of property, plant and equipment. Cooper paid 'L'24 million (about $34 million) in cash at closing, from its line of credit, and together with AVH issued promissory notes of 'L'44 million (about $62.2 million) to Biocompatibles, maturing on November 15, 2002 and bearing interest at 5% per annum. The notes could be prepaid at any time at the option of Cooper and AVH without penalty. We negotiated an expanded bank credit facility which was completed May 1, 2002, and used part of the proceeds to repay the notes on May 2, 2002.

The following unaudited pro forma consolidated condensed results of operations for years ended October 31, 2002 and 2001 are presented as if Biocompatibles had been acquired at the beginning of each period presented. The unaudited pro forma information is not indicative of either the results of operations that would have occurred if Biocompatibles had been purchased during the periods presented or of future results of the combined operations. Pro forma net income does not include goodwill amortization expense in any period. We used a 27% effective tax rate for all periods.

Years Ended October 31,                                      2002         2001
(In thousands, except for earnings per share)              Pro Forma   Pro Forma
---------------------------------------------              ---------   ---------
Net operating revenue                                       $339,947    $305,194
                                                            ========    ========
Net income                                                  $ 49,764    $ 35,089
                                                            ========    ========

EPS:

   Basic                                                    $   1.63    $   1.18
                                                            ========    ========
   Diluted                                                  $   1.60    $   1.15
                                                            ========    ========

Shares outstanding for:
   Basic                                                      30,568      29,673
                                                            ========    ========
   Diluted                                                    31,189      30,491
                                                            ========    ========

Acquisition of Ackrad Laboratories

On May 21, 2002, CSI acquired privately held Ackrad Laboratories, Inc., ("Ackrad") a developer and manufacturer of disposable medical devices used primarily in the assessment of infertility and other gynecologic disorders.

We paid $12 million at closing for Ackrad. The Ackrad results have been included in our financial statements from the date of acquisition. The purchase price allocation ascribed $11.5 million to goodwill, $1.6 million to working capital (including accrued acquisition costs of $2.4 million), $442,000 to net property, plant and equipment and $847,000 to deferred tax assets.

Ackrad's principal product, which accounts for about 65 percent of its revenue, is the H/S Elliptosphere Catheter, used in hysterosalpingography and saline contrast hysterosonography, the noninvasive assessment of the female reproductive anatomy. It is used primarily for fertility studies, and also to assess abnormal uterine bleeding and pelvic pain.

51 - The Cooper Companies, Inc. and Subsidiaries


Acquisition of Norland Medical Systems

On April 15, 2002, CSI acquired the assets of the bone densitometry business of Norland Medical Systems ("Norland"). Norland's densitometry products, which are used in the evaluation of osteoporosis, had sales of $8.5 million (unaudited) in its 2001 fiscal year. CSI plans to maintain operations at the Norland's Fort Atkinson, Wisconsin, facility and will continue to use the Norland brand name. CSI had been a distributor of these products since November 2000.

The Norland business offers both peripheral and central bone density measurement systems.

Cooper paid $3.5 million at closing, net of $1.5 million held back against representations and warranties, which expire January 31, 2004, and may pay additional amounts not to exceed a maximum purchase price of $12 million based on performance over three years. The initial purchase price allocation ascribed $6.4 million to goodwill, $2.2 million to working capital (including accrued acquisition costs of $1.6 million), $200,000 to net property, plant and equipment and $600,000 to deferred tax assets.

Acquisition of Medscand Medical

On August 27, 2001, CSI purchased Medscand Medical AB, a Swedish corporation, and Medscand (USA), Inc., an affiliated company (collectively, "Medscand"). Medscand develops, manufactures and markets specimen collection products that are used to help physicians diagnose cervical disease.

Cooper paid $12 million for Medscand. In the purchase price allocation, $10.4 million was ascribed to goodwill, which is not being amortized, with other intangible assets of $450,000 being amortized over 5-7 years. The purchase price allocation included working capital of $1.5 million, plant, property and equipment of $0.5 million and net acquisition accrual of $0.8 million.

Medscand markets its products to clinicians, clinics, hospitals, laboratories and test manufacturers throughout the world. About 85 percent of Medscand's revenue is generated in the United States. Its products are used in the top 25 cancer centers in the United States.

Acquisition of CL Tinters Oy

On May 29, 2001, Cooper's CVI unit completed the acquisition of privately held CL-Tinters Oy ("CLT"), a leading manufacturer of cosmetic contact lenses, who also applies the color tints to CVI's aspheric cosmetic contact lenses. The total acquisition cost was about $27 million, including $14 million cash paid at closing, future payments and other costs associated with the acquisition. The purchase price allocation was established at $1 million for patents, and $23.2 million for goodwill and was being amortized over 40 years through the end of fiscal 2001. The purchase price allocation included working capital of $1.6 million; property, plant and equipment of $2 million and $0.8 million of other acquisition costs.

Acquisition of LuMax Product Line from MedAmicus

On April 25, 2001, CSI completed the purchase of the LuMax System from MedAmicus, Inc. Cooper paid approximately $4 million in cash at closing, with $700,000 due at a later date, for the LuMax System. Of the $4.7 million purchase price, $3.6 million has been ascribed to goodwill and was being amortized over 20 years through the end of fiscal 2001.

Gynecologists purchase over 80 percent of LuMax Systems, with revenue split about equally between monitors and disposable catheters.

52 - The Cooper Companies, Inc. and Subsidiaries


Acquisition of MedaSonics

On October 18, 2000, CSI acquired MedaSonics, Inc., including its line of handheld and compact Doppler ultrasound systems used in obstetrics and gynecology as well as in cardiology and other medical specialties.

We paid cash of $500,000 and issued 162,290 shares of our common stock, having a market value of $5.6 million at the closing. An additional 19,721 shares were paid subsequent to closing, and 7,117 shares were issued on the second anniversary date of the acquisition.

Goodwill has been recorded at $5.4 million and was being amortized over 20 years through the end of fiscal 2001.

Acquisition of Leisegang

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

Goodwill has been recorded at $5.4 million and was being amortized over 20 years, through the end of fiscal 2001.

Acquisition of BEI

On December 8, 1999, we acquired a group of women's healthcare products from BEI Medical Systems Company, Inc., including uterine manipulators and other products for the gynecological surgery market, for approximately $10.3 million in cash. Most of these products are disposable. Physicians use them in both their offices and in hospitals.

Goodwill has been recorded at $8.4 million and was being amortized over 20 years through the end of fiscal 2001.

Accrued Acquisition Costs

In conjunction with recording acquisitions, we accrue for the estimated costs of severance, legal, consulting, due diligence, plant/office closure and deferred acquisition payments. The chart below shows the balance at October 31, 2001 and activity recorded in 2002.

53 - The Cooper Companies, Inc. and Subsidiaries


                            Balance                                     Balance
Description               10/31/2001   Additions   Payments   Other   10/31/2002
-----------               ----------   ---------   --------   -----   ----------
Severance                   $   200     $12,305    $ (3,540)   $ --     $ 8,965
Legal & consulting            6,787       5,443      (8,748)     60       3,542
Plant shutdown                  180       9,268      (1,641)     --       7,807
Hold back due                 9,148       3,008      (6,323)     --       5,833
Other                            63       1,156      (1,161)     68         126
                            -------     -------    --------    ----     -------
Total                       $16,378     $31,180    $(21,413)   $128     $26,273
                            =======     =======    ========    ====     =======

Note 3. Intangible Assets

(In thousands)                     As of October 31, 2002    As of October 31, 2001
--------------                    -----------------------   -----------------------
                                    Gross                     Gross
                                  Carrying    Accumulated   Carrying    Accumulated
                                   Amount    Amortization    Amount    Amortization
                                  --------   ------------   --------   ------------
Other intangible assets:
Trademarks                         $   578      $  144       $   578      $  118
Patents                             13,811       4,382        12,711       3,586
License and distribution rights      5,554       1,509         5,204       1,045
Other                                  778          35           150           5
                                   -------      ------       -------      ------
                                   $20,721      $6,070       $18,643      $4,754
                                   =======      ======       =======      ======

Estimated annual amortization expense is about $1.8 million for each of the years in the five-year period ending October 31, 2007.

(In thousands)
--------------

Goodwill:
Balance as of November 1, 2001                                          $131,732
Net additions through October 31, 2002                                   104,480
Other adjustments*                                                         2,754
                                                                        --------
                                                                        $238,966
                                                                        ========

* Primarily translation differences in goodwill denominated in foreign currency.

54 - The Cooper Companies, Inc. and Subsidiaries


Note 4. Earnings Per Share

Years Ended October 31,
(In thousands, except per share amounts)                   2002      2001      2000
----------------------------------------                 -------   -------   -------
Income from continuing operations                        $48,875   $37,136   $29,400
Cumulative effect of change in accounting principle,
   net of taxes of $218                                       --        --      (432)
                                                         =======   =======   =======
Net income                                               $48,875   $37,136   $28,968
                                                         =======   =======   =======

Basic:
Weighted average common shares                            30,568    29,673    28,376
                                                         =======   =======   =======
Basic earnings per common share:
   Continuing operations                                 $  1.60   $  1.25   $  1.04
   Cumulative effect of change in accounting principle        --        --     (0.02)
                                                         -------   -------   -------
Basic earnings per share:                                $  1.60   $  1.25   $  1.02
                                                         =======   =======   =======

Diluted:
Weighted average common shares                            30,568    29,673    28,376
Effect of dilutive stock options                             621       818       643
                                                         -------   -------   -------
Diluted weighted average common shares                    31,189    30,491    29,019
                                                         =======   =======   =======

Diluted earnings per share:
   Continuing operations                                 $  1.57   $  1.22   $  1.01
   Cumulative effect of change in accounting principle        --        --     (0.01)
                                                         -------   -------   -------
Diluted earnings per share:                              $  1.57   $  1.22   $  1.00
                                                         =======   =======   =======

We excluded the following options to purchase Cooper's common stock from the computation of diluted EPS because their exercise prices were above the average market price.

October 31,                               2002            2001           2000
-----------                           -------------   -------------   ----------
Number of shares excluded                 1,633,500         859,000    1,978,500
                                      =============   =============   ==========
Range of exercise prices              $24.40-$31.11   $25.18-$31.11   $17-$31.11
                                      =============   =============   ==========

55  - The Cooper Companies, Inc. and Subsidiaries


Note 5. Income Taxes

The components of income from continuing operations before income taxes and extraordinary items and the income tax provision (benefit) related to income from all operations in the consolidated statements of income consists of:

Years Ended October 31,
(In thousands)                                                 2002      2001      2000
-----------------------                                      -------   -------   -------
Income from continuing operations before income taxes and
   extraordinary items:
United States                                                $33,512   $38,485   $35,844
Outside the United States                                     31,657    13,643     6,283
                                                             -------   -------   -------
                                                             $65,169   $52,128   $42,127
                                                             =======   =======   =======
Income tax provision (benefit) related to income from all
   operations:
From continuing operations                                   $16,294   $14,992   $12,727
From cumulative effect of a change in accounting principle        --        --      (218)
From discontinued operations                                      --        --        --
                                                             =======   =======   =======
                                                             $16,294   $14,992   $12,509
                                                             =======   =======   =======

The income tax provision (benefit) related to income from continuing operations in the consolidated statements of income consists of:

Years Ended October 31,
(In thousands)                                 2002         2001          2000
-----------------------                      -------      -------       -------

Current
   Federal                                   $    --      $   918       $ 1,508
   State                                         990         (205)       (2,474)
   Foreign                                     3,568        1,384         2,799
                                             -------      -------       -------
                                               4,558        2,097         1,833
                                             -------      -------       -------
Deferred
   Federal                                    11,736       11,283         9,532
   State                                          --        1,612         1,362
   Foreign                                        --           --            --
                                             -------      -------       -------
                                              11,736       12,895        10,894
                                             -------      -------       -------
                                             $16,294      $14,992       $12,727
                                             =======      =======       =======

56 - The Cooper Companies, Inc. and Subsidiaries


We reconcile the provision for income taxes attributable to income from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes as follows:

Years Ended October 31,
(In thousands)                                                         2002     2001      2000
-----------------------                                              -------   -------   -------
Computed expected provision for taxes from
   continuing operations                                             $22,809   $18,245   $14,744
Increase (decrease) in taxes resulting from:
   Income outside the United States subject to different tax rates    (7,512)   (2,626)     (534)
   Amortization of intangibles                                            --       412       426
   Foreign source income subject to US tax                               513        --        --
   State taxes, net of federal income tax benefit                        644       588     1,271
   Reversal of prior years' estimated state tax liabilities
      no longer required                                                  --    (1,026)   (2,330)
   Change in valuation allowance                                          --      (948)     (655)
   Other, net                                                           (160)      347      (195)
                                                                     -------   -------   -------
Actual provision for income taxes                                    $16,294   $14,992   $12,727
                                                                     =======   =======   =======

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are:

October 31,
(In thousands)                                                                2002      2001
--------------                                                              -------   -------
Deferred tax assets:
   Accounts receivable, principally due to allowances for
     doubtful accounts                                                      $   943   $   478
   Inventories                                                                2,374     2,154
   Litigation settlements                                                     2,625     4,025
   Accrued liabilities, reserves and compensation accruals                    6,217     5,346
   Unrealized loss on marketable securities                                     793        --
   Net operating loss carryforwards                                          34,406    38,042
   Capital loss carryforwards                                                 2,617     2,617
   Tax credit carryforwards                                                   2,284     3,110
                                                                            -------   -------
      Total gross deferred tax assets                                        52,259    55,772
      Less valuation allowance                                               (4,795)   (5,540)
                                                                            -------   -------
      Deferred tax assets                                                    47,464    50,232
                                                                            -------   -------

Deferred tax liabilities:
   Goodwill book/tax difference in net book value                              (919)       --
   Plant and equipment                                                       (1,958)   (1,038)
   Unrealized gain on marketable securities                                     --       (640)
                                                                            -------   -------
      Total gross deferred tax liabilities                                   (2,877)   (1,678)
                                                                            -------   -------
   Net deferred tax assets                                                  $44,587   $48,554
                                                                            =======   =======

57 - The Cooper Companies, Inc. and Subsidiaries


Cooper has provided a valuation allowance on those deferred tax assets that it believes will not more likely than not be realized. The net decrease in the total valuation allowance for the years ended October 31, 2002, 2001 and 2000 was $745,000, $948,000 and $1.5 million, respectively.

The Company has not provided federal income tax on approximately $56.7 million of undistributed earnings of its foreign subsidiaries since the Company intends to rein- vest this amount outside the U.S. indefinitely.

At October 31, 2002, Cooper had net operating loss and tax credit carryforwards for federal tax purposes that expire as follows:

                                                     Net Operating
Year of Expiration                                       Losses      Tax Credits
------------------                                   -------------   -----------
(In thousands)
2002                                                    $ 1,066        $   29
                                                        -------        ------
2003                                                      1,187           330
                                                        -------        ------
2004                                                         83            --
                                                        -------        ------
2005                                                         47            --
                                                        -------        ------
2006                                                     14,540            --
                                                        -------        ------
2007                                                     22,058            --
                                                        -------        ------
2008                                                     49,535            --
                                                        -------        ------
2009                                                      6,553            --
                                                        -------        ------
2010                                                      1,318            --
                                                        -------        ------
2018                                                        823            --
                                                        -------        ------
2019                                                      1,092            --
                                                        -------        ------
Indefinite life                                              --         1,925
                                                        -------        ------
                                                        $98,302        $2,284
                                                        =======        ======

Note 6. Debt

October 31,
(In thousands)                                                 2002       2001
--------------                                               --------   --------

Short-term:
Notes payable to banks                                       $  2,519   $  6,312
Current portion of long-term debt                              33,814      1,937
                                                             --------   --------
                                                             $ 36,333   $  8,249
                                                             ========   ========
Long-term:
Aspect promissory notes                                      $ 22,291   $ 20,714
KeyBank line of credit                                        132,310     28,955
County of Monroe Industrial
   Development Agency ("COMIDA") Bond                           1,899      2,175
Capitalized leases                                              4,471      5,338
Aspect bank loans                                                  --      5,019
Other                                                             161        289
                                                             --------   --------
                                                              161,132     62,490
Less current portion                                           33,814      1,937
                                                             --------   --------
                                                             $127,318   $ 60,553
                                                             ========   ========

58 - The Cooper Companies, Inc. and Subsidiaries


Our long-term debt matures as follows over the next five years:

(In thousands)                      Long-Term Debt
--------------                      --------------
2003                                   $33,814
                                       -------
2004                                   $21,000
                                       -------
2005                                   $77,369
                                       -------
2006                                   $19,105
                                       -------
2007                                   $ 9,575
                                       -------

KeyBank Line of Credit

On May 1, 2002, Cooper obtained a $225 million syndicated bank credit facility. The facility consists of a $75 million five-year term loan with an interest only payment in the first year then fully amortized in the next four years, and a $150 million three- year revolving credit facility. KeyBank is the agent for the eleven-bank syndication.

At closing, Cooper paid off $62 million under its existing line of credit and 'L'44 million ($62.2 million) in notes owed to Biocompatibles International plc as a result of Cooper's purchase of Biocompatibles Eye Care, Inc., completed on February 28, 2002. $21 million of the revolving credit facility was reserved to retire loans due in December 2002 to note holders of Aspect Vision Care, Ltd., a contact lens business that the Company purchased in December 1997 ("Promissory notes - Aspect"). This restriction was removed when we repaid the Aspect Note Holders in December 2002. Cooper plans to use the facility for general corporate purposes, capital expenditures and acquisitions.

Interest rates under the new facility are based on the London Interbank Offered Rate ("LIBOR") plus additional basis points determined by Cooper's ratio of debt to its earnings before interest, taxes, depreciation and amortization (EBITDA.) These range from 125 to 225 basis points for the term loan and from 100 to 200 basis points for the revolver. As of October 31, 2002 and January 1, 2003, the additional basis points were 200 and 175, respectively, on the term loan and 175 and 150, respectively, on the revolver. At the Company's option, it can choose to pay a base rate that is within a range above the prime rate.

The credit agreement:

o Limits Cooper's debt to a maximum of 50% of its total capitalization, which is defined as the sum of total debt plus stockholders' equity.

o Limits cash dividends on our common stock to $1.25 million per fiscal quarter.

o Requires that the ratio of EBITDA to fixed charges (as defined in the agreement) to be at least 1.3 to 1.

o Requires that the ratio of total debt to pro forma EBITDA (as defined) be no higher than 2.75 to 1 through January 30, 2003 and 2.5 to 1 thereafter.

At October 31, 2002, Cooper's debt was 34% of total capitalization, its ratio of EBITDA to fixed charges (as defined) was 2.0 to 1 and its ratio of debt to pro forma EBITDA was 1.88 to 1.

The $3 million cost of acquiring the new credit facility is carried in other assets and amortized to interest expense over its life.

59 - The Cooper Companies, Inc. and Subsidiaries


At October 31, 2002, we had $68.5 million available under the KeyBank line of credit.

(In millions)
--------------
Amount of line                                                          $ 225.0
                                                                        -------
Reserved for Aspect promissory notes*                                     (21.0)
                                                                        -------
Outstanding loans**                                                      (135.5)
                                                                        -------
Available                                                               $  68.5
                                                                        -------

 * Revolver funds were used to repay and restriction removed in December 2002.

** Includes $3.2 million in letters of credit backing other debt.

Aspect Promissory Notes

In 1997, we acquired Aspect Vision Care Ltd., and issued 'L'14.2 million of promissory notes to the selling stockholders. The promissory notes bear interest of 8% and were repaid December 2, 2002.

Aspect Bank Loans

These loans were paid off in the third quarter 2002 using our new line of credit. The interest rates ranged between 4% and 4.6% for the period the loans were outstanding.

Capitalized Leases

The obligation under capitalized leases at October 31, 2002, was $4.5 million. The leases primarily relate to manufacturing equipment in the U.S. and the United Kingdom and are secured by those assets. They carry interest rates from 7% to 9% and mature between 2002 and 2007.

COMIDA Bond

The COMIDA bond is a $3 million Industrial Revenue Bond ("IRB") to finance the cost of plant expansion, building improvements and the purchase of equipment related to CVI's Scottsville, New York, facility. The interest rate has been effectively fixed at 4.88% through a rate swap transaction (see Note 7). Principal is repaid quarterly, from July 1997 to October 2012. The IRB is secured by substantially all of CVI's rights to the facility.

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

Note 7. Financial Instruments

The fair values of our financial instruments, including cash and cash equivalents, trade receivables, lines of credit and accounts payable, approximated their carrying values as of October 31, 2002 and 2001 because of the short maturity of these instruments. We believe that there are no significant concentrations of credit risk in trade receivables.

60 - The Cooper Companies, Inc. and Subsidiaries


Marketable securities represent the fair value of Quidel Corporation common stock available for sale at each year-end. We received the Quidel shares as a result of a transaction involving Litmus Concepts, Inc., in the first quarter of 2001 and 334,727 shares in the third quarter 2002. We have sold shares of Quidel stock from time to time.

The fair value of our other long-term debt approximated the carrying value at October 31, 2002 and 2001 because we believe that we could obtain similar financing with similar terms.

Derivatives

Foreign Exchange Instruments

Cooper enters into forward exchange contracts to hedge the currency exposure of liabilities and firm commitments denominated in foreign currencies. As of October 31, 2002, we had outstanding forward exchange contracts of $24.2 million to purchase 'L'14.4 million, which were purchased in November 2002. We obtained the fair value of the forward exchange contracts through KeyBank's foreign exchange department. The fair value indicated that termination of the forward exchange contracts at October 31, 2002 would have resulted in a loss of $1.8 million. A liability has been accrued for this amount primarily in other liabilities. As these contracts qualify as effective hedges, changes in fair value during 2002 of $371,000 have been recorded as a component of other comprehensive income ("OCI").

We also enter into forward exchange contracts to minimize the net currency exposure of intercompany liabilities and commitments denominated in foreign currencies. We record gains and losses on these forward contracts in our results, and they offset the gains and losses from the remeasurement of our intercompany accounts. At October 31, 2002, we had outstanding forward exchange contracts against our intercompany accounts of $4.6 million to sell $7.4 million Canadian dollars. We obtained the fair value of the forward exchange contracts through KeyBank's Foreign Exchange department. The fair value indicated that termination of these forward exchange contracts at October 31, 2002 would have resulted in a loss of $30,000. As these contracts qualify as effective hedges, the changes in fair value during 2002 of $54,000 have been recorded as a component of OCI.

Interest Rate and Other Derivative Instruments

On a selective basis, Cooper enters into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on our outstanding variable-rate debt under the National Westminster Bank and the IRB. We recognize in our results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. We record net payments or receipts resulting from these agreements as adjustments to interest expense. The effect of interest rate instruments on our results of operations in fiscal years ended October 31, 2002, 2001 and 2000 was not significant. As of October 31, 2002, we had interest rate swap agreements with notional amounts totaling $1.9 million that matures on January 1, 2012 and 'L'2.5 million that matures on April 1, 2003.

We obtained the fair value of the swap agreements through KeyBank's derivative department. The fair value indicated that termination of the swap agreements at October 31, 2002 would have resulted in a $232,000 loss. A liability for this amount has been accrued in other noncurrent liabilities. As these swap agreements qualify as effective hedges, changes in fair value during 2002 of $91,000 have been recorded as a component of OCI.

61 - The Cooper Companies, Inc. and Subsidiaries


Note 8. Stockholders' Equity

                                        Common Shares                           Retained
                                   ----------------------   Common    Paid-In   Earnings    Treasury
(In thousands)                     Outstanding   Treasury    Stock    Capital   (Deficit)    Stock
--------------------------------   -----------   --------   ------   --------   ---------   --------
Balance at October 31, 1999          14,058        917      $1,497   $251,345   $(74,044)   $(14,060)
Effect of 100% stock dividend        14,059         --       1,406     (1,406)        --          --
                                     ------       ----      ------   --------   --------    --------
Balance at October 31, 1999          28,117        917       2,903   $249,939   $(74,044)   $(14,060)
   Exercise of stock options            427         (1)         44      3,018         --          16
   Treasury stock used for
      acquisitions                      373       (187)         19      3,307         --       2,866
   Restricted stock/stock
      option amortization and
      share issuance                      4         --          --        283         --          --
   Dividends on common stock             --         --          --         --     (1,134)         --
   Net income                            --         --          --         --     28,968          --
                                     ------       ----      ------   --------   --------    --------

Balance at October 31, 2000          28,921        729       2,966    256,547    (46,210)    (11,178)
   Exercise of stock options          1,467        (44)        138     18,099         --         675
   Treasury stock used for
      acquisitions                       42        (20)          6        (38)        --         302
   Restricted stock/stock option
      amortization and share
      issuance                           --         --          --        251         --          --
   Tax benefit from exercise of
      stock options                      --         --          --      2,078         --          --
   Dividends on common stock             --         --          --         --     (1,038)         --
   Net income                            --         --          --         --     37,136          --
                                     ------       ----      ------   --------   --------    --------

Balance at October 31, 2001          30,430        665       3,110    276,937    (10,112)    (10,201)
   Exercise of stock options            421         --          42      6,086         --          --
   Treasury stock used for
      acquisitions                       14         (7)          1         (1)        --         109
   Restricted stock/stock option
      amortization and share
      issuance                            2         --          --         47         --          --
   Tax benefit from exercise of
      stock options                      --         --          --      2,553         --          --
   Dividends on common stock             --         --          --         --     (1,527)         --
   Other                                 --         --          --         (3)        --          --
   Net income                            --         --          --         --     48,875          --
                                     ------       ----      ------   --------   --------    --------
Balance at October 31, 2002          30,867        658      $3,153   $285,619   $ 37,236    $(10,092)
                                     ======        ===      ======   ========   ========    ========


62 - The Cooper Companies, Inc. and Subsidiaries


Cash Dividends

On an adjusted per share basis, Cooper paid quarterly dividends of 1 cent per share beginning July 5, 1999 through January 5, 2001. In the first quarter of fiscal 2001, Cooper increased its dividend and paid semiannual dividends of 2.5 cents per share beginning July 5, 2001. In November 2002, Cooper's Board of Directors increased our annual dividend rate from 5 cents per share to 6 cents per share, see Note 13, Subsequent Events, regarding cash dividend declared.

Treasury Stock
                                                                       Purchase
(In thousands)                                                Shares    Price
--------------                                                ------   --------
Balance at October 31, 1999                                     917      14,060

Reissued in fiscal 2000(3)                                     (188)     (2,882)
Reissued in fiscal 2001(2)                                      (64)       (977)
Reissued in fiscal 2002(1)                                       (7)       (109)
                                                              -----    --------
                                                                658     $10,092
                                                              =====    ========

(1) Issued 7,117 treasury shares related to the MedaSonics acquisition.

Treasury stock was credited for $109,000 and charged to the acquisition accrual upon issuance of the treasury stock.

(2) Cooper issued 63,721 shares of treasury stock:

     1)   19,721 treasury shares related to the MedaSonics acquisition.

     2)   44,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $977,000 for the average cost of the treasury stock, and $32,000 was charged to additional paid in capital.

(3) Cooper issued 187,876 shares of treasury stock:

     1)   24,586 treasury shares related to a prior acquisition.

     2)   162,290 treasury shares related to the MedaSonics acquisition.

     3)   1,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $2.9 million for the average cost of the treasury stock, crediting $3.3 million to additional paid in capital, receiving $14,000 in cash, and charging $2.5 million to intangibles for the acquisition.

Stockholders' Rights Plan

Under our stockholder rights plan, each outstanding share of our common stock carries one-half of one preferred share purchase right (a "Right"). The Rights will become exercisable only under certain circumstances involving acquisition of beneficial ownership of 20% or more of the our common stock by a person or group (an "Acquiring Person") without the prior consent of Cooper's Board of Directors. If a person or group becomes an Acquiring Person, each Right would then entitle the holder (other than an Acquiring Person) to purchase, for the then purchase price of the Right (currently $145, subject to adjustment), shares of Cooper's common stock, or shares of common stock of any person into which we are thereafter merged or to which 50% or more of our assets or earning power is sold, with a market value of twice the purchase price. The Rights will expire in October 2007 unless earlier exercised or redeemed. The Board of Directors may redeem the Rights for $.01 per Right prior to any person or group becoming an Acquiring Person.

63 - The Cooper Companies, Inc. and Subsidiaries


Note 9. Employee Stock Plans

At October 31, 2002, Cooper had two stock-based compensation plans:

2001 Long-Term Incentive Plans ("2001 LTIP")

We designed the 2001 LTIP to increase Cooper's stockholder value by attracting, retaining and motivating key employees and consultants who directly influence our profitability. Stockholders approved the 2001 LTIP in March 2001.

The 2001 LTIP authorized either a committee of three or more individuals not eligible to participate in the 2001 LTIP or Cooper's Board of Directors to grant to eligible individuals during a three-year period, stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, phantom stock units and long-term performance awards for up to 1 million shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on Cooper's stock price, however, in some cases, both stock price and time are the criteria. As of October 31, 2002, 101,000 shares remained available under the 2001 LTIP for future grants. No restricted shares have been granted under the 2001 LTIP. Approximately 6 million shares of restricted stock and stock options were granted under a predecessor plan.

1996 Long-Term Incentive Plan for Non-Employee Directors ("1996 NEDRSP")

The 1996 NEDRSP provides for annual grants of restricted stock and options to non-employee directors on November 15 of each fiscal year. Specifically, each non-employee director will be awarded the right to purchase restricted stock worth $7,500 (or $9,375 in the case of a Vice Chairman and Lead Director of the Board who is a non-employee director) for $0.10 per share by January 15 of the year following the date of the grant. Grants of restricted stock not exercised by then will expire. The restrictions on the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. Each non-employee director will also be awarded options to purchase common stock. In addition, each non-employee director was granted an option to purchase 30,000 shares of Cooper's common stock in fiscal 2002 and 2001 (or, in the case of the Vice Chairman and Lead Director of the Board who was a non-employee director, 32,500 shares). In fiscal 2000, each non-employee director was granted an option to purchase 20,000 shares (or, in the case of the Vice Chairman and Lead Director of the Board who was a non-employee director, 22,500 shares). 1,320,000 shares of Cooper's common stock had been reserved for this, of which 800,000 shares are held in the treasury. As of October 31, 2002, 622,330 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 1,924, 2,688 and 3,550 were granted under the 1996 NEDRSP in fiscal 2002, 2001 and 2000, respectively. There were 182,500 restricted shares with restrictions in place outstanding at October 31, 2002. The weighted-average fair value of restricted stock issued in fiscal 2002 was $24.38 per share on grant-date. The 1996 NEDRSP was amended October 24, 2001, increasing the shares available for the plan from 520,000 shares to 1,320,000 and extending the expiration date to November 16, 2005. The amendment also increased the options to be granted to each non-employee director from 20,000 shares to 30,000 shares (or, in the case of a non-employee Vice Chairman and Lead Director of the Board, from 22,500 to 32,500).

64 - The Cooper Companies, Inc. and Subsidiaries


Common stock activity under these plans was:

                                          2002                    2001                   2000
                                  --------------------   ---------------------   --------------------
                                              Weighted                Weighted               Weighted
                                              Average                 Average                Average
                                              Exercise                Exercise               Exercise
Years Ended October 31,            Options     Price       Options     Price      Options     Price
-------------------------------   ---------   --------   ----------   --------   ---------   --------
Outstanding at beginning
   of year                        2,871,942    $19.11     3,683,664    $15.79    3,593,556    $14.70
Granted                             938,500     25.60       679,500     23.66      591,500     16.56
Exercised                          (420,666)    14.58    (1,467,222)    12.89     (427,392)     7.20
Forfeited                           (11,000)    24.72       (24,000)    19.51      (74,000)    18.24

                                  ---------    ------    ----------    ------    ---------    ------
Outstanding at end of year        3,378,776    $21.46     2,871,942    $19.11    3,683,664    $15.79
                                  =========    ======     =========    ======    =========    ======
Options exercisable at year end   1,588,944    $17.10     1,792,610    $15.92    2,444,664    $13.17
                                  =========    ======     =========    ======    =========    ======

Weighted average fair value
   of options granted during
   the year                                    $10.56                  $ 8.62                 $ 6.45
                                               ======                  ======                 ======

The options outstanding at October 31, 2002 for the stock option plans are:

                            Options Outstanding           Options Exercisable
                  ------------------------------------   ----------------------
                                 Weighted
                                  Average     Weighted                 Weighted
                     Number      Remaining    Average       Number     Average
                  Outstanding   Contractual   Exercise   Outstanding   Exercise
Exercise Prices   at 10/31/02      Life        Price     at 10/31/02    Price
---------------   -----------   -----------   --------   -----------   --------
$ 2.96- 7.25          61,332        3.63       $ 5.70        61,332     $ 5.70
$10.50-15.35         422,444        6.08        13.00       420,444      12.99
$17.00-20.19         937,500        6.23        17.76       844,500      17.69
$21.60-22.44         306,000        7.45        21.95        92,668      21.85
$23.66-26.75       1,515,500        9.04        25.77       170,000      25.92
$31.11               136,000        5.90        31.11            --         --
                   ---------        ----       ------     ---------     ------
$ 2.96-31.11       3,378,776        7.52       $21.46     1,588,944     $17.10
                   =========        ====       ======     =========     ======

65 - The Copper Companies, Inc. and Subsidiaries


The excess of market value over $.10 per share of restricted shares on respective dates of grant is initially recorded as unearned compensation and charged to operations as earned. Restricted shares and other stock compensation charged against operating income for the years ended October 31, 2002, 2001 and 2000 was $114,000, $235,000 and $154,000, respectively.

Pro Forma Information

As permitted by SFAS 123, Cooper applies APB Opinion No. 25 and related interpretations to account for its plans for stock options issued to employees. Accordingly, no compensation cost has been recognized for its employee stock option plans, as options are granted with exercise prices equal to or greater than 100% of the market value of the shares at the grant date. Had compensation cost for our stock-based compensation plans been determined under the fair value method included in SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)                      2002      2001      2000
----------------------------------------                    -------   -------   -------
Net income                  As reported                     $48,875   $37,136   $28,968
                            Pro forma                       $44,992   $35,367   $27,694
                                                            -------   -------   -------

                                                            -------   -------   -------
Basic earnings per share    As reported                     $  1.60   $  1.25   $  1.02
                            Pro forma                       $  1.47   $  1.19   $  0.98
                                                            -------   -------   -------

                                                            -------   -------   -------
Diluted earnings per share  As reported                     $  1.57   $  1.22   $  1.00
                            Pro forma                       $  1.47   $  1.18   $  0.97
                                                            -------   -------   -------

                                                            -------   -------   -------
Effective tax rate used to determine pro forma net income        25%       30%       33%
                                                            -------   -------   -------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2002, 2001 and 2000: dividend yield:
0.417%, 0.229% and 0.249%; expected volatility: 55%, 45% and 45%; expected option lives of 3.5 years for all three years and risk-free interest rates of 3.0%, 3.6% and 5.9%, respectively.

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

The following table sets forth the Plan's benefit obligations, fair value of the Plan assets, the funded status of the Plan at October 31 and net periodic pension costs for the three-year period ended October 31, 2002.

66 - The Cooper Companies, Inc. and Subsidiaries


(In thousands)                                        2002      2001      2000
--------------                                      -------   -------   -------
Change in benefit obligation prior year
   September 1 to August 31
Projected benefit obligation at beginning of year   $13,608   $12,330   $11,281
Service cost                                            855       757       664
Interest cost                                           996       911       830
Benefits paid                                          (548)     (509)     (445)
Actuarial loss                                          559       119        --
                                                    -------   -------   -------
Projected benefit obligation at end of period       $15,470   $13,608   $12,330
                                                    =======   =======   =======

Change in plan assets prior year
   September 1 to October 31
Fair value of plan assets at beginning of year      $10,925   $10,899   $ 9,045
Actual return on plan assets                           (830)     (187)    1,413
Employer contributions                                  346       722       886
Benefits paid                                          (548)     (509)     (445)
                                                    -------   -------   -------
Fair value of plan assets at end of year            $ 9,893   $10,925   $10,899
                                                    =======   =======   =======

Funded status                                       $(5,577)  $(2,683)  $(1,431)
Unrecognized transition amount                          260       286       311
Unrecognized prior service cost                         368       398       428
Unrecognized net (gain)/loss                          3,003       653      (653)
                                                    -------   -------   -------
Accrued pension liability August 31                  (1,946)   (1,346)   (1,345)
Contributions between September 1 and October 31        157        --        --
                                                    -------   -------   -------
Accrued benefit cost October 31                     $(1,789)  $(1,346)  $(1,345)
                                                    =======   =======   =======

Reconciliation of accrued pension liability
Accrued cost at November 1                          $(1,346)  $(1,345)  $(1,534)
Net periodic pension cost for year                     (946)     (723)     (697)
Contributions made during year                          503       722       886
                                                    -------   -------   -------
Accrued cost at October 31                          $(1,789)  $(1,346)  $(1,345)
                                                    =======   =======   =======

Actuarial assumptions
Discount rate                                          7.25%      7.5%      7.5%
Expected return on assets                               9.0%      9.0%      9.0%
Average compensation increase                           4.0%      4.0%      4.0%
Cost of living                                          3.5%      3.5%      3.5%

Net periodic pension costs
Service cost                                        $   855   $   757   $   664
Interest cost                                           996       911       830
Asset return                                            830       187    (1,413)
Amortization
   Net transition obligations                            26        25        25
   Prior service cost                                    30        30        30
   Gain/(loss)                                       (1,791)   (1,187)      561
                                                    -------   -------   -------
Net periodic pension cost total                     $   946   $   723   $   697
                                                    =======   =======   =======


The measurement date for all periods presented in the above table is August 31.

67 - The Copper Companies, Inc. and Subsidiaries


Cooper's 401(k) Savings Plan

Cooper's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of Cooper. Employees who participate in the 401(k) Plan may elect to have from 1% to 50% of their pre-tax salary or wages deferred and contributed to the trust established under the Plan. Cooper's contribution on account of participating employees, net of forfeiture credits, was $623,000, $576,000 and $427,000 for the years ended October 31, 2002, 2001 and 2000, respectively.

Cooper's Incentive Payment Plan

Cooper's Incentive Payment Plan is available to officers and other key employees. Participants may, in certain years, receive bonuses based on performance. Total bonuses earned for the years ended October 31, 2002, 2001 and 2000, were approximately $2.6 million, $1.8 million and $1.7 million, respectively.

Note 11. Commitments and Contingencies

Lease Commitments

Total minimum annual rental obligations (net of sublease revenue of approximately $195,000 per year through March 2005) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 2002 are payable in subsequent years as follows:

(In thousands)
--------------
   2003                     $ 7,442
                            -------
   2004                       6,093
                            -------
   2005                       4,607
                            -------
   2006                       3,011
                            -------
   2007                       2,788
                            -------
2008 and thereafter          17,487
                            -------
                            $41,428
                            =======

Aggregate rental expense for both cancelable and noncancelable contracts amounted to $7.4 million, $4.6 million and $5.2 million in 2002, 2001 and 2000, respectively.

MEC

In 1993, we reached agreement with Medical Engineering Corporation ("MEC"), a subsidiary of Bristol-Myers Squibb Company, which limited our contingent liabilities associated with breast implant litigation involving a former division of ours (the "MEC Agreement"). The remaining liability recorded for payments to be made to MEC under the MEC Agreement is due as follows:

December 31,
(In thousands)
--------------
   2002                     $4,500
   2003                      3,000
                            ------
                            $7,500
                            ======

68 - The Cooper Companies, Inc., and Subsidiaries


All payments are contingent upon our earning net income before taxes in the fiscal year ending on the October 31 before the December 31 dates. The liability was recorded in Cooper's financial statements in fiscal 1997 as loss from sale of discontinued operations, as Management concluded that the maximum payments would be likely. They are reflected on the balance sheet in "Other Accrued Liabilities" for the amount due on December 31, 2002 and in "Other Liabilities" for the amount due December 31, 2003.

Pending Litigation

On April 25, 2001, Dioptics Medical Products, Inc. filed a lawsuit against The Cooper Companies, Inc., CooperVision, Inc. and A. Thomas Bender in the United States District Court Northern District of California, Case No. C01-20356-JW. This lawsuit alleges that CooperVision's CV Encore family of contact lenses infringes Dioptics' ENCORE trademark registration for sunglasses. Dioptics alleges causes of action for trademark infringement, dilution and unfair competition, and seeks damages and injunctive relief. On September 30, 2002, the parties filed cross-motions for summary judgment. The Court partially granted CooperVision's motion and held that Dioptics' dilution claim fails as a matter of law because its ENCORE mark is not famous. The Court denied the parties' motions with respect to the trademark infringement and unfair competition causes of action, and set the matter for trial commencing June 10, 2003. The Company believes that it does not infringe any valid and protectable trademark held by Dioptics, and will vigorously defend the action.

Cooper had been engaged in patent litigation in the United States, the United Kingdom and France with CIBA Vision, a division of Novartis, alleging that CVI's Frequency Colors and Expressions opaque contact lenses infringe certain patents of CIBA Vision.

In October 2002, we reached a settlement of all pending patent infringement litigation with CIBA Vision and its subsidiary Wesley Jessen. CIBA Vision has agreed to license for the term of the patent its color contact lens patents to CooperVision in return for a royalty and a cross-license of some of CooperVision's intellectual property rights related to cosmetic contact lenses. The terms of the settlement allow CooperVision to continue selling its existing cosmetic lens products throughout the world.

Patent License Agreement

On February 13, 2002, we renegotiated the terms of a license agreement between CVI and certain former stockholders of Aspect. The renegotiated agreement calls for a fixed license fee of 'L'21.4 million (about $31 million) including interest, due in quarterly installments, which escalate 5% annually, over an eight-year term. Previously, payments were based on levels of revenue.

69 - The Cooper Companies, Inc., and Subsidiaries


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

Two business segments comprise Cooper's operations:

o CVI, which develops, manufactures and markets a broad range of contact lenses for the world wide vision care market, and

o CSI, which markets medical devices, diagnostic products, surgical instruments and accessories for the gynecology market.

Total net sales include sales to customers as reported in our consolidated statements of income and sales between geographic areas that are priced at terms that allow for a reasonable profit for the seller. Operating income (loss) is total net sales less cost of sales, research and development expenses, selling, general and administrative expenses and amortization of intangible assets. Corporate operating loss is principally corporate headquarters expense. Investment income, net; settlement of disputes, net; other income (expense), net and interest expense were not allocated to individual segments. Our business segments do not rely on any one major customer.

Identifiable assets are those used in continuing operations except cash and cash equivalents, which are included as corporate assets.

70 - The Cooper Companies, Inc., and Subsidiaries


Information by business segment for each of the years in the three-year period:
(in thousands)

2002                              CVI        CSI      Eliminations   Consolidated
----                            --------   --------   ------------   ------------
Net sales from non-affiliates   $243,877   $ 71,429     $    --        $315,306
                                ========   ========     =======        ========
Operating income (loss)         $ 60,404   $ 14,050     $(7,483)       $ 66,971
                                ========   ========     =======
Investment income, net                                                      179
Other income, net                                                         4,893
Interest expense                                                         (6,874)
                                                                       --------
Income before income taxes                                             $ 65,169
                                                                       ========
Identifiable assets             $401,421   $111,998     $57,696        $571,115
                                ========   ========     =======        ========
Depreciation expense            $  8,580   $  1,262     $    50        $  9,892
                                ========   ========     =======        ========
Amortization expense            $    905   $    572     $    --        $  1,477
                                ========   ========     =======        ========
Capital expenditures            $ 19,405   $  3,969     $    60        $ 23,434
                                ========   ========     =======        ========

2001
----
Net sales from non-affiliates   $176,118   $ 58,454     $    --        $234,572
                                ========   ========     =======        ========
Operating income (loss)         $ 51,372   $ 10,122     $(6,736)       $ 54,758
                                ========   ========     =======
Investment income, net                                                      443
Other income, net                                                           665
Interest expense                                                         (3,738)
                                                                       --------
Income before income taxes                                             $ 52,128
                                                                       ========
Identifiable assets             $246,563   $ 87,056     $63,230        $396,849
                                ========   ========     =======        ========
Depreciation expense            $  5,022   $    735     $    49        $  5,806
                                ========   ========     =======        ========
Amortization expense            $  2,726   $  2,456     $    --        $  5,182
                                ========   ========     =======        ========
Capital expenditures            $ 14,773   $  1,943     $    41        $ 16,757
                                ========   ========     =======        ========

2000
----
Net sales from non-affiliates   $154,775   $ 46,442     $    --        $201,217
                                ========   ========     =======        ========
Operating income (loss)         $ 47,287   $  6,277     $(6,695)       $ 46,869
                                ========   ========     =======
Investment income, net                                                      499
Settlement of disputes, net                                                (653)
Other income, net                                                           156
Interest expense                                                         (4,744)
                                                                       --------
Income before income taxes                                             $ 42,127
                                                                       ========
Identifiable assets             $180,433   $ 66,428     $75,704        $322,565
                                ========   ========     =======        ========
Depreciation expense            $  3,849   $    608     $    64        $  4,521
                                ========   ========     =======        ========
Amortization expense            $  2,155   $  2,058     $    --        $  4,213
                                ========   ========     =======        ========
Capital expenditures            $ 14,089   $    554     $    22        $ 14,665
                                ========   ========     =======        ========

71 - The Cooper Companies, Inc. and Subsidiaries


Information by geographical area by country of domicile for each of the years in the three-year period ended October 31, 2001 follows: (In thousands)

                                                                     Other,
                                   United                         Eliminations
2002                               States     Europe    Canada    & Corporate    Consolidated
----                              --------   --------   -------   ------------   ------------
Sales to unaffiliated customers   $199,918   $ 90,277   $17,873     $  7,238       $315,306
Sales between geographic areas       3,551     68,764        --      (72,315)            --
                                  --------   --------   -------     --------       --------
Net sales                         $203,469   $159,041   $17,873     $(65,077)      $315,306
                                  ========   ========   =======     ========       ========
Operating income                  $ 35,321   $  8,413   $ 1,369     $ 21,868       $ 66,971
                                  ========   ========   =======     ========       ========
Identifiable assets               $272,249   $218,264   $ 9,790     $ 70,812       $571,115
                                  ========   ========   =======     ========       ========

2001
----
Sales to unaffiliated customers   $173,551   $ 41,740   $15,710     $  3,571       $234,572
Sales between geographic areas         354     36,196        --      (36,550)            --
                                  --------   --------   -------     --------       --------
Net sales                         $173,905   $ 77,936   $15,710     $(32,979)      $234,572
                                  ========   ========   =======     ========       ========
Operating income                  $ 41,271   $    (41)  $   838     $ 12,690       $ 54,758
                                  ========   ========   =======     ========       ========
Identifiable assets               $169,738   $149,914   $ 9,010     $ 68,187       $396,849
                                  ========   ========   =======     ========       ========

2000
----
Sales to unaffiliated customers   $149,316   $ 36,048   $15,772     $     81       $201,217
Sales between geographic areas         163     30,058        --      (30,221)            --
                                  --------   --------   -------     --------       --------
Net sales                         $149,479   $ 66,106   $15,772     $(30,140)      $201,217
                                  ========   ========   =======     ========       ========
Operating income                  $ 38,915   $     57   $   930     $  6,967       $ 46,869
                                  ========   ========   =======     ========       ========
Identifiable assets               $127,414   $111,474   $ 6,389     $ 77,288       $322,565
                                  ========   ========   =======     ========       ========

Note 13. Subsequent Events

Stock Dividend

In November 2002, our Board of Directors declared a two-for-one stock split effected in the form of a stock dividend payable November 22, 2002 to stockholders of record on November 14, 2002. All per share amounts in this report reflect the stock split.

Cash Dividend Declared

On December 5, 2002, Cooper declared a semi-annual dividend of 3 cents per split-adjusted share, payable on January 6, 2003 to stockholders of record on December 16, 2002.

Acquisition Payment

In December 2002, Cooper made the final payment to the Aspect Note Holders of about $23 million, which released the $21 million previously reserved under our KeyBank Revolver credit agreement

Corporate Information

Board of Directors               Executive Officers           Investor Information
A. THOMAS BENDER                 A. THOMAS BENDER             To access without charge
Chairman                         Chairman of the Board,       our current share price,
President and Chief Executive    President, Chief Executive   recent news releases and
Officer                          Officer  and President       annual report on
                                 CooperVision, Inc.           Securities and Exchange
                                                              Commission Form 10-K
                                                              without exhibits, call
                                                              1-800-334-1986 at any
ALLAN E. RUBENSTEIN, M.D.                                     time or visit us on the
Vice Chairman and Lead           ROBERT S. WEISS              World Wide Web at
Director Chairman of the         Executive Vice President     www.coopercos.com.
Board University                 and Chief Financial
HeartScan                        Officer

MICHAEL H. KALKSTEIN             DAVID ACOSTA
Partner                          Treasurer                    Investor Relations Contact
Oppenheimer, Wolff &
Donnelly, LLP
                                 B. NORRIS BATTIN             B. NORRIS BATTIN
MOSES MARX                       Vice President               Vice President
General Partner                  Investor Relations and       Investor Relations and
United Equities                  Communications               Communications
                                                              21062 Bake Parkway/ Suite 200
DONALD PRESS                     GREGORY A. FRYLING           Lake Forest / CA 92630
Executive Vice President         Chief Operating Officer      Voice: (949) 597-4700
Broadway Management Co., Inc.    CooperVision, Inc.           Fax: (949) 597-3688
                                                              E-mail: ir@coopercompanies.com
                                 CAROL R. KAUFMAN
STEVEN ROSENBERG                 Vice President of Legal
President, Chief Executive       Affairs, Secretary
Officer and Chief Financial      and Chief Administrative
Officer                          Officer
Berkshire Bancorp Inc.                                        Annual Meeting

                                 NICHOLAS J. PICHOTTA         The Cooper Companies will hold
ROBERT S. WEISS                  President and Chief          its Annual Stockholders' Meeting on
Executive Vice President         Executive Officer            Tuesday, March 25, 2003 at the
and Chief Financial Officer      CooperSurgical, Inc.         New York Marriott East Side,
                                                              New York, NY at 10:00 A.M.
                                 PAUL REMMELL
                                 Chief Operating Officer
STANLEY ZINBERG, M.D.            CooperSurgical, Inc.
Vice President Practice                                       Transfer Agent
Activities                       STEPHEN C. WHITEFORD
American College of              Vice President and           American Stock Transfer &
Obstetricians                    Corporate Controller         Trust Company
and Gynecologists                                             40 Wall Street
                                                              New York / NY 10005
                                                              (800) 937-5449

Committees of the Board          Principal Subsidiaries

Audit and Finance Committee      COOPERVISION, INC.
STEVEN ROSENBERG                 21062 Bake Parkway / Suite   Trademarks
(Chairman)                       200
MICHAEL H. KALKSTEIN             Lake Forest / CA 92630       The Cooper Companies, Inc.,
STANLEY ZINBERG, M.D.            Voice: (949)597-8130         its subsidiaries or affiliates
                                 Fax: (949)597-0663           own, license or distribute the
                                 www.coopervision.com         following trademarks, which
                                                              are italicized in this report:
Organization and                                              Apollo'r', Ascend'r',
Compensation Committee           COOPERSURGICAL, INC.         Cerveillance'r', Enhancement
MICHAEL H. KALKSTEIN             95 Corporate Drive           Colors'TM', Excell'TM',
(Chairman)                       Trumbull / CT 06611          Frequency 55'r', Frequency
DONALD PRESS                     Voice: (203)601-5200         Aspheric'TM', Frequency
ALLAN E. RUBENSTEIN, M.D.        Fax: (203)601-1008           Colors'TM', Frequency
                                 www.coopersurgical.com       Expressions'TM', Frequency
                                                              Multifocal'TM', Frequency
Nominating Committee                                          Toric XR'TM', Guardian Vaginal
ALLAN E. RUBENSTEIN, M.D.                                     Retractor'TM', LuMax'r' System,
(Chairman)                                                    Norland'r', Proclear'r',
MOSES MARX                                                    Proclear Compatibles'r', Sage
STANLEY ZINBERG, M.D.            Corporate Offices            BioPharma'TM' and Sani-Spec'r'

Corporate Governance Committee   THE COOPER COMPANIES, INC.   PC Technology is licensed from
DONALD PRESS                     21062 Bake Parkway / Suite   Biocompatibles UK Limited.
(Chairman)                       200
ALLAN E. RUBENSTEIN, M.D.        Lake Forest / CA 92630
STEVEN ROSENBERG                 Voice: (949)597-4700         Independent Auditors
                                 or toll free (888)
                                 822-2660
                                 Fax: (949)597-0662           KPMG LLP

                                 THE COOPER COMPANIES, INC.
                                 6140 Stoneridge Mall Road    Stock Exchange Listing
                                 / Suite 590
                                 Pleasanton / CA 94588        The New York Stock Exchange
                                 Voice: (925)460-3600         Ticker Symbol "COO"
                                 Fax: (925)460-3648
                                 www.coopercos.com

The Cooper Companies, Inc.
21062 Bake Parkway / Suite 200
Lake Forest / California 92630
Voice: 949.597.4700 / Fax: 949.597.0662
www.coopercos.com

The Cooper Companies, Inc. o 2002 Annual Report