Form 10-K, Exhibit 13
period 2003-10-31
COOPER COMPANIES INC
filed 2004-01-28
CIK 711404

                                                                      Exhibit 13

                                   [GRAPHIC]

                           THE COOPER COMPANIES, INC.

                               2003 Annual Report

                           THE COOPER COMPANIES, INC.

                                   [GRAPHIC]

          [5] Important Events in 2003  [6] Financial Highlights
          [7] Interview with Tom Bender  [13] Letter to Shareholders
          [17] Business Review [18] CooperVision [23] CooperSurgical [29] Index to Financial Information [78] Corporate Information

                           THE COOPER COMPANIES, INC.

                                    [GRAPHIC]

The Cooper Companies, Inc. is a rapidly growing specialty medical products company serving the vision care and women's healthcare markets with high-quality products and services.

CooperVision markets a broad range of contact lenses, emphasizing high-growth, specialty and value-added market segments around the world.

CooperSurgical offers medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

                                            Cumulative Total Return
                              ---------------------------------------------------
                               10/98    10/99    10/00    10/01    10/02    10/03
                              ------   ------   ------   ------   ------   ------
THE COOPER COMPANIES, INC.    100.00   105.43   151.17   203.31   224.94   369.50
S & P SMALLCAP 600            100.00   112.04   140.35   131.32   126.35   168.78
S & P HEALTH CARE EQUIPMENT   100.00   101.05   148.44   126.00   121.13   154.48

Copyright 'c' 2002 Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All right reserved.

$100 invested on 10/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending October 31.

This graph compares the cumulative total return on Cooper's common stock with the cumulative total return of the Standard & Poor's SmallCaps 600 Stock Index (which includes the Company) and the Standard and Poor's Health Care Equipment Index for the five-year period ended October 31, 2003. The graph assumes that the value of the investments in The Cooper Companies, Inc. and in each index was $100 on October 31, 1998 and assumes that all dividends were reinvested.

                           THE COOPER COMPANIES, INC.

2003 Financial Summary

Revenue
$412 million, up 31 percent

Operating income
$95 million, up 42 percent

Earnings per share
$2.13, up 36 percent

Operating cash flow
$80 million, up 42 percent

2004 Estimates

Revenue $465 million to $477 million

Earnings per share $2.48 to $2.51

                            IMPORTANT EVENTS IN 2003

CooperVision

Revenue grew 23 percent to $330 million on a pro forma basis that includes Biocompatibles revenue as if Cooper owned it for all of fiscal 2002.

Revenue for CVI's specialty lenses -- toric lenses, cosmetic lenses, multifocal lenses and lenses to alleviate dry eye symptoms -- grew 29 percent to $198 million, representing over 60 percent of its business.

CooperSurgical

Revenue grew 15 percent to $82 million.

During fiscal 2003 acquired:

o Prism Enterprises, LP, which develops, manufacturers and sells medical devices and disposable products for the obstetric, neonatal and gynecological markets.

o Avalon Medical Corporation, the United States distributor of the Filshie Clip, a device used worldwide to perform female sterilization.

After the fiscal year closed, acquired the rights to a product line to treat female stress incontinence from SURx, Inc.

The Cooper Companies

Extended the revolving credit portion of our KeyBank $225 million credit facility for two additional years at more favorable terms.

In a private placement, sold $115 million of 2.625% convertible senior debentures due 2023.

Decreased our effective tax rate to 24 percent which we expect will extend our net operating loss carryforwards through 2006.

Ranked 37th on Forbes Magazine's list of 200 Best Small Companies for 2003.

                              FINANCIAL HIGHLIGHTS

                    Selected Five-Year Financial Information

(In thousands except per share data)     2003       2002       2001       2000       1999
------------------------------------   --------   --------   --------   --------   --------
Per Share Information*:

Income from continuing operations      $   2.13   $   1.57   $   1.22   $   1.01   $    .77
Net income as reported                     2.13       1.57       1.22       1.00        .88
Dividends                                  0.06       0.048      0.034      0.04       0.02
Cash flow**                                3.19       2.45       2.07       1.75       1.41

Stock price - high                        44.75      28.95      27.86      19.40      15.94
Stock price - low                         23.10      19.17      15.25      12.32       5.88

Net sales                               411,790    315,306    234,572    201,217    168,155
Gross profit                            265,202    199,493    153,368    133,117    109,146
Operating income                         95,242     66,971     54,758     46,869     38,811
Interest expense                          6,964      6,874      3,738      4,744      6,330
Provision for income taxes               21,717     16,294     14,992     12,727     10,711

Net income                               68,770     48,875     37,136     28,968     25,100
Working capital                         145,910     72,229     87,232     47,410     58,565
Property, plant and equipment, net      116,277     87,944     61,028     47,933     40,319
Total assets                            705,564    571,115    396,849    322,565    285,873
Total debt                              185,861    163,651     68,802     48,351     61,955

Stockholders' equity                    422,047    311,442    256,284    198,438    164,143
Capital expenditures                     33,872     23,434     16,757     14,665     10,121
Depreciation and amortization            12,525     11,369     10,988      8,734      8,440

* All references to per share information in this report are to diluted per share amounts.

** Pretax income from continuing operations plus depreciation and amortization.

                   INTERVIEW WITH TOM BENDER BY OPTISTOCK.COM

                                    [PHOTO]

In August, Chairman and CEO Tom Bender sat down with the editors of OptiStock.com, which provides investors with insight into the growing vision care market as well as information on public companies, to discuss The Cooper Companies and the prospects for its two medical device businesses. (For this report, the original interview has been edited and updated to reflect fiscal 2003 year-end results and latest market estimates.)

                   Interview with Tom Bender by OptiStock.com

OptiStock:        For those investors not familiar with The Cooper Companies, please provide a brief overview of your businesses.

Bender: The Cooper Companies has two business units: CooperVision, a global leader in contact lenses, drives the business, contributing 80 percent of revenue, and CooperSurgical, our women's healthcare medical device business.

                  Five companies represent virtually all of the world contact lens market. CooperVision's market share ranks fourth internationally, number two in Canada, and number three in the United States. CooperVision's U.S. contact lens revenue is about $165 million. The vision segment of the company's business has grown at a compounded 22 percent over the past five years. The Cooper Companies built CooperVision from a $38 million worldwide division in 1994 to about $330 million this fiscal year. During this period, about 70 percent of the company's growth has been through internal development and 30 percent through strategic acquisitions.

                  There are about 75 companies in the medical device segment of the women's healthcare market. CooperSurgical is one of the largest, growing from $13 million in sales in 1995 to about $82 million this fiscal year, largely through 22 acquisitions in the past several years. This segment of the company's business has grown at a compounded rate of 23 percent over the past five years.

OptiStock:        Through the past several years, CooperVision has added revenue and profits by acquiring Biocompatibles and partnering with Rohto Pharmaceuticals in Japan. How have these moves impacted the company?

Bender: Our guidance has remained the same in Japan at $4 to $5 million in sales this year. We just received approval to sell our two-week disposable lenses there. It's really too soon to report on results in Japan.

                  Our Biocompatibles acquisition, on the other hand, has provided several benefits already. It enabled us to become a bigger player in Europe, since 60 percent of the Biocompatibles business was in Europe. This acquisition also provided us with a specialty product (Proclear) that fits us perfectly and will help us build a third-generation product line around the Biocompatibles material. That will include our Proclear toric lens, which we have already launched. At the end of this calendar year, we expect to also launch a disposable multifocal contact lens in this same material.

                   Interview with Tom Bender by OptiStock.com

OptiStock:        What new plans do you have for driving organic growth, and how are demographics impacting your business?

Bender: In the worse case, our long-term strategy is to hold share in North America and Europe and duplicate our success in these markets in the Far East region. If we do this, I think we will generate mid-teens growth on a global basis.

                  The contact lens market is the fastest-growing segment in the eyecare market. Favorable demographics and increased incidence of myopia (nearsightedness) drive this category. More babies were born in the U.S. in the 1990s than any single decade in our history (the baby boomers spanned two decades), and those babies are now becoming teenagers. In addition, studies have shown that more teens have myopia.

                  In conjunction with these facts, the entry age for first-time contact lens wearers has dropped from the high teens to the low teens, making it easy to foresee the next two decades as upswings for the contact lens business. It is already showing in sales. In fact, we've reported more than 20 percent growth in our contact lens business this year, and the competition has been strong, too.

OptiStock:        CooperVision and four other companies dominate the contact lens market, especially in specialty lenses. For how long can this sector support five companies? Do you anticipate any consolidation within the contact lens sector in the near term?

Bender: Regulatory authorities may or may not allow more deals in this market in the United States. Right now we have no interest in merging with or acquiring any other contact lens companies. We are growing at a faster rate than most other companies, so merging or acquiring would not make sense for us. It is also unlikely that we will see any meaningful new players because entering the market is too costly. There may be some serious consolidation in other eye-related segments later on, but probably not in the contact lens sector. It will be most likely in pharmaceuticals or surgical.

                  The transition is for contact lens companies to move away from commodity soft lenses. Growing companies are looking to fit individual patients' needs, and that is happening worldwide, leading to more, not fewer opportunities. CooperVision approaches this with value-added specialty lenses such as our toric, multifocal and cosmetic lenses; the Proclear line, which is targeted to patients who have dry eyes, and the Frequency Aspheric line, which can provide sharper vision for selected patients.

                   Interview with Tom Bender by OptiStock.com

                  The U.S. is leading the world with patients who want specialty and value-added lenses. But the global marketplace is catching up. In Europe, specialty or value-added products currently drive only 25 percent of the market. But that was only 15 percent a few years ago. This is now beginning in the Far East too. There are a lot of potential drivers outside the U.S., as well as inside the U.S.

OptiStock:        As newer types of refractive surgery become available and as existing ones are refined, how do you see these impacting your business? Has there been an impact on new fits?

Bender: We see no impact on our business at all. The profile of the refractive surgery market is an older patient. Almost all are ex-contact lens wearers usually in their late 30's or early 40's. In contrast, about 75 percent of all current contact lens wearers are under age 35. Almost all new contact lens wearers are in their teens or 20's. Refractive procedures will not affect our target market, because myopia does not typically stabilize until the mid- to late 20's. Therefore, surgeons do not perform these procedures on youth. We do not see any youth refractive surgical procedures coming along, and custom ablation has not given the market much new life as yet. In fact, the overall refractive surgery procedures continue to decline.

                  Plus, there still is a fear issue. It is mostly the high myopes who take the chance on refractive surgery. Many others are afraid to pursue an elective surgical procedure that could negatively affect their vision. It's not worth the risk. I feel the same way about other niche procedures, like the new implantable contact lenses. That is another technology just hoping to find a home.

OptiStock:        How are profit margins in Japan compared with those in the
                  U.S.? As Japan becomes a more important element of your growth strategy, are you concerned about its potential impact on your margin structure?

Bender: Because we are an OEM supplier, our gross margins are only 37 percent to 40 percent, but those dollars fall directly to the operating income line, since our partner supplies the marketing effort. I anticipate that the Rohto sales force will do an outstanding job against the other major manufacturer currently in that market.

                   Interview with Tom Bender by OptiStock.com

OptiStock:        What new products will CooperVision launch in the balance of
                  2003 and into 2004?

Bender: We have a rich pipeline in place. We are planning to launch the Proclear disposable multifocal contact lens in Europe at the end of this calendar year and in the U.S. in the first part of 2004. We are launching enhancement colored contact lenses in Europe at the end of our fiscal 2003, which is in October. For 2005, we are hoping to launch a long-term or continuous-wear product made from the Biocompatibles' material.

OptiStock:        Changing focus to CooperSurgical, that part of your company brings in only about 20 percent of your revenue and is not as well known as CooperVision. How do you envision this business going forward as part of your overall growth strategy?

Bender: With Cooper's net operating loss carry forward extending through 2006, we expect to generate more cash flow per share than earnings per share. Right now, we can get a better return on women's health investments than on paying down debt, and that's my first choice for the cash as long as there are still good properties to purchase. Our other options are to look for a third specialty to invest in or to return the cash to shareholders as dividends.

                  We are in an excellent position with our women's health business. Our operating margins for CooperSurgical jumped from 14 percent of sales in 2000 to 17 percent of sales in 2001 to 20 percent of sales in 2002. This fiscal year, it's 22 percent, approaching what we're getting in the vision business at 27 percent. The outlook for this business remains strong with a product portfolio that addresses the changing demographics of the market.

                  We recently began to carve out a subcategory in women's healthcare by entering the medical device market for infertility. We have fewer than $10 million in sales currently but see great potential there.

OptiStock:        Cooper's growth rate over the past three years has averaged approximately 2.5 times the market rate. Do you expect that to continue?

Bender: No. But we surprised ourselves this year. We are currently growing at two times the market. We're looking for 1.5 times market growth over the next five years.

                   Interview with Tom Bender by OptiStock.com

OptiStock:        One of the striking things about Cooper's fundamentals is the unusually high short interest in your stock. Given your track record of consistently delivering numbers, how would you explain that?

Bender: I think that many of those who bet against our fundamentals and shorted the stock are under water right now. While the stock has been down nearly 10 percent recently, we have hit all-time highs this past year as well. Overall, we're trading up about 30 percent for the year. However, I don't worry about the shorts too much because I'm convinced that they will have to cover at some point. My job is to reward the "longs" by hitting our numbers.

OptiStock:        Do you believe the market has fairly valued your stock?

Bender: I want to be fairly valued for the 15 percent to 20 percent bottom line growth that we deliver. But I don't think any CEO would say his company's stock is fairly valued.

OptiStock:        Finally, the nature of investing has changed dramatically over the past several years as investors continue to question companies' numbers and performance. Given the fact that this trend will probably continue short-term, what would you say to investors?

Bender:           Two things come to mind. First, history does mean something.
                  We've been a top performer for a long period. Our ability to achieve our guidance and objectives has been proven. Second, understand the dynamics of the contact lens market. It won't be slowed down. Myopia is myopia, and it is growing, as are the numbers of teens. Both will continue to grow. For the first three years of this decade, there has been an average of four million births a year. That compares with 3.8 million a year in the 1990s and 3.3 million a year in the 1980s. These dramatic demographic shifts will propel this market.

                  Investors should seriously consider investing in contact lenses. Take a look at all five of the top companies and their sales and see if you can find another vision business growing like we are. You can't. That kind of growth is only in the contact lens industry. We have a window of opportunity at Cooper, and we're taking advantage of it.

                               TO OUR SHAREHOLDERS

In 2003, The Cooper Companies delivered another year of strong performance to its shareholders. Revenue grew 31 percent, earnings per share rose 36 percent and cash flow per share increased 30 percent.

                               To Our Shareholders

Since 1998, Cooper's revenue has grown at a compounded annual rate of 23 percent, its operating income at 26 percent, its earnings per share from continuing operations at 36 percent and its cash flow per share at 27 percent.

During this same period, revenue at CooperVision (CVI), our contact lens business, has grown at a compounded annual rate of 22 percent, and CVI remains the fastest growing and one of the world's leading contact lens manufacturers. Over the next three years, new products and geographic expansion will, we anticipate, generate percentage revenue growth in the mid-teens as growth accelerates in our specialty lens franchise around the world.

CooperSurgical (CSI), our women's healthcare business, has achieved significant scale during this five-year period. With revenue growing at a compounded annual rate of 23 percent since 1998 and expected revenue in 2004 to range between $90 million and $92 million, CSI has become a leading supplier of products for the gynecology market in the United States.

REVENUE (in millions)

        99      00      01      02      03
       -----   -----   -----   -----   -----
CVI    138.1   154.8   176.1   243.9   329.6
CSI     30.1    46.4    58.5    71.4    82.2

OPERATING INCOME (in millions)

        99      00      01      02      03
       -----   -----   -----   -----   -----
CVI     40.8    47.3    51.4    60.4    88.8
CSI      4.3     6.3    10.1    14.1    18.2

Other important financial measures also reflect Cooper's consistent performance over the past five years:

o Cash flow (pretax income from continuing operations plus depreciation and amortization) per share has grown from $1.41 to $3.19.

o Our effective tax rate has declined to 24 percent, and we expect to extend our net operating loss carryforwards through 2006.

o One hundred shares of Cooper stock that cost $1,163 at the end of fiscal 1998 more than tripled to $4,345 by the end of fiscal 2003. During this period, the Company's market capitalization quadrupled growing from $336 million to $1.4 billion.

This consistent performance reflects the talent and commitment of Cooper's employees, and we thank them for their continued dedication and hard work.

                               To Our Shareholders

Market Background

During 2003, the world market for soft contact lenses grew about 14 percent, or 8 percent in constant currency, to an estimated $3.5 billion, and we forecast about 8 percent to 10 percent annual constant currency growth over the near term.

Young women represent about two-thirds of new contact lens wearers, and they continue to enter the market in growing numbers. In the United States, the world's largest market, these patients are members of the "baby echo" demographic group that emerged in the late 1990's. In addition, studies of lens wear throughout the world report increasing cases of myopia, or near-sightedness, the most common visual defect of new contact lens wearers.

Today, contact lens practitioners are more likely to choose specialty and value-added contact lenses for their patients instead of lower priced, commodity-like lenses. CooperVision is the world's fastest growing specialty lens company with products in all major specialty categories:

o Toric lenses, used to correct astigmatism, a visual defect caused by corneal irregularity, are CVI's leading products accounting for about 40 percent of its worldwide revenue. Torics are the fastest growing segment of the worldwide contact lens market, with disposable torics -- lenses used for up to one month and then discarded -- the most rapidly increasing category. CVI's leading brands in this category are CV Encore Toric, Frequency 55 Toric, Frequency 55 XR Toric and Proclear Toric.

o CVI's Proclear sphere and toric disposable products, manufactured from a polymer that enhances tissue-device compatibility, offer relief to many patients with dry eye symptoms who might otherwise drop out of lens wear.

o Frequency Aspheric, a value-added disposable product that provides a crisper quality of vision and improved visual acuity in low light conditions, has become the worldwide leader in its market category.

o Frequency Colors and Frequency Expressions, two of CVI's cosmetic lenses, incorporate aspheric technology and compete effectively in the worldwide cosmetic contact lens segment.

o Frequency Multifocal, a disposable lens for patients with presbyopia, a visual defect of aging, has been well accepted in the United States and in Europe.

In women's healthcare, favorable demographic trends also support our business. Many women of the "baby boomer" generation have reached the age when gynecological disorders become more frequent, and physicians use CooperSurgical products to diagnose and treat many of these conditions.

                               To Our Shareholders

During 2003, CSI continued to consolidate the fragmented medical device segment of the women's healthcare market by completing three acquisitions that strengthen both its in-office and hospital businesses. Obstetricians and gynecologists use CSI products in many common in-office and surgical gynecological procedures, as well as in infertility assessment and obstetric and neonatal environments.

Corporate Activities

o In June, the Company completed the sale, in a private placement, of $115 million of 2.625% convertible senior debentures due 2023. The debentures will be convertible, under certain conditions, into shares of Cooper's common stock at an initial conversion price of approximately $44.40 per share. The Company used some of the net proceeds to reduce amounts drawn under its revolving credit facility, and intends that the remainder will fund corporate activities, including possible future acquisitions.

o Through our worldwide global trading arrangement, the Company reduced its effective tax rate to 24 percent and expects to extend its net operating loss carryforwards through 2006.

o Forbes Magazine ranked Cooper 37th on its list of the best 200 small companies for 2003. In addition, they ranked our board of directors in the top 4 percent of companies in its index for corporate governance.

Looking Ahead

We expect Cooper's momentum to continue in 2004. We anticipate revenue of about $465 million to $477 million and earnings per share in the range of $2.48 to $2.51. At CooperVision, we expect recently introduced contact lens products and geographic expansion in Europe and Japan to drive our incremental growth. At CooperSurgical, we will continue to pursue our strategy to profitably consolidate the medical device segment of the women's healthcare market.

Thank you for your continued support.


A. Thomas Bender                              Allan E. Rubenstein
A. Thomas Bender                              Allan E. Rubenstein, M.D.
Chairman of the Board,                        Vice Chairman of the Board
President and Chief Executive Officer         and Lead Director

January 28, 2004

                                 BUSINESS REVIEW

The Cooper Companies, Inc. In 2003, The Cooper Companies reported sales of $412 million, a 31 percent increase over 2002. CVI's revenue grew to $330 million, up 35 percent. CSI's revenue grew to $82 million, a 15 percent increase that includes revenue from product lines added through acquisition during the past 12 months. Earnings per share grew 36 percent to $2.13. Cash flow (pretax income from continuing operations plus depreciation and amortization) per share reached $3.19, up from $2.45 the previous year.

                                  COOPERVISION

                                    [GRAPHIC]

We estimate that the worldwide soft contact lens market grew about 14 percent in 2003 to about $3.5 billion. In the United States, about 40 percent of the worldwide market, revenue grew about 8 percent to $1.4 billion, while revenue in countries outside the United States grew 18 percent to $2.1 billion.

                                  CooperVision

Japan and the Pacific Rim countries, about $950 million or 27 percent of the world market, grew about 15 percent. Europe, about $850 million or 24 percent of the market, grew about 17 percent.

Favorable demographics, an increase in the reported incidence of myopia and a continuing shift in practitioner preferences from low-featured "commodity" lenses to higher-value specialty lenses support a favorable world market outlook.

CooperVision is particularly strong in the specialty lens segments of the market: toric lenses that correct astigmatism, cosmetic lenses that change or enhance the appearance of the color of the eye, lenses for patients who experience dry eye, long-term extended wear lenses and multifocal lenses for presbyopia - the blurring of near vision that occurs with aging.

These product lines offer contact lens practitioners more profitable and faster growing opportunities than those provided by commodity spherical lenses that correct only near- and farsightedness. CooperVision estimates that specialty lenses currently account for about 30 percent of the worldwide soft contact lens market -- about 40 percent of the market in the U.S. and about 20 percent outside of the U.S. where, with its broad specialty product line, CVI has an exceptional opportunity to expand their acceptance.

CVI's 2003 Revenue Growth

Note: In February 2002, CVI purchased the contact lens business of Biocompatibles, plc. In order to measure CVI's organic growth, the revenue comparisons in this report include Biocompatibles' sales for November of 2001 through February of 2002 when CVI did not own them.

CVI's revenue grew 23 percent in 2003 on a pro forma basis. In contrast, we estimate that the world market grew about 14 percent before currency translation adjustment of about 6 percent. CVI's revenue in the United States grew 20 percent and 25 percent in markets outside the U.S. CVI now holds about 13 percent of the United States market and about 10 percent of the worldwide market, twice its share three years ago.

                                  CooperVision

                                   [GRAPHIC]

Incorporating phosphorylcholine into Proclear lenses creates a biocompatible layer of synthetic lipids similar to that found in human cell membranes. By mimicking the eye's natural cell components, the material closely binds water in and around the lens.

                 PHOSPHORYLCHOLINE TECHNOLOGY AND CONTACT LENSES

At the Royal Free Hospital in London during the 1970's, Professor Dennis Chapman and his colleagues studied phosphorylcholine (PC), a substance found in the human cell membrane, and identified it as one of the primary natural materials responsible for biocompatibility: the ability of a material to interface within the body without provoking an adverse biological response.

PC resides in the inner and outer layers of cell membranes and binds water tightly around it, making it difficult for other materials to interact with the PC surface. A surface that resists adhesion and deposits is very desirable for devices such as contact lenses that are in constant contact with body fluids such as tears.

Incorporating PC technology into Cooper's omafilcon A contact lens material has significantly improved the wearing experience for patients who experience periodic dry eye symptoms, particularly at the end of the day. Following clinical trials reviewed by the U.S. Food and Drug Administration, omafilcon A received clearance for the claim: "...may provide improved comfort for contact lens wearers who experience mild discomfort or symptoms relating to dryness during lens wear." It is the only lens on the U.S. market with this claim.

CooperVision markets omafilcon A lenses worldwide under the Proclear brand in both spherical and toric formats.

                                  CooperVision

Specialty Contact Lenses

Specialty contact lenses meet the visual correction needs of patients whose requirements go beyond the correction of near- and farsightedness. In the United States, we estimate sales of specialty products at $600 million, 43 percent of the total U.S. market. In addition to toric and cosmetic lenses, multifocal lenses, lenses for patients with dry eye syndrome, and long-term extended wear lenses also offer attractive specialty lens opportunities.

In 2003, sales of CVI's toric lenses, its most extensive product line, grew 21 percent and now account for about 40 percent of its total revenue. We estimate that the worldwide toric market grew about 20 percent during this period.

Worldwide, growth in the cosmetic lens market flattened, primarily, we believe, due to the weak economic conditions around the world. We estimate sales of approximately $275 million in this category -- about $200 million in the United States.

CVI's line of disposable cosmetic contact lenses that change or enhance the appearance of the color of the eye -- called Frequency Expressions in the United States and Frequency Colors in the rest of the world -- continued to gain acceptance with practitioners during 2003, and the line was expanded to eight lens colors.

New Specialty Contact Lens Products

During 2003, CVI expanded its product offerings.

o Frequency Multifocal, a disposable product for patients with presbyopia, the blurring of near vision that occurs with aging, is now available in all major markets worldwide.

o Proclear Toric disposable lenses broadened its customer base in the United States.

o Enhancement Colors, disposable cosmetic products that accentuate the natural color of the eye, are now available worldwide. These products complement our line of opaque lenses that change the appearance of the color of the eye.

o In Japan, Rohto Pharmaceutical Company, Ltd., introduced CVI's line of frequently replaced spherical lenses and are preparing to introduce its two-week disposable toric product line in the first calendar quarter of 2004.

In the future, the Proclear material will lead to a new generation of lenses including Proclear Aspheric, and Proclear Multifocal.

                                  CooperVision

CVI Growth in Markets Outside the United States

In 2003, CVI's revenue in markets outside the United States grew 25 percent and now represents about 50 percent of its sales.

Europe

CVI's European revenue grew about 20 percent over 2002 with strength in sales of toric lenses, which grew 27 percent. CVI estimates that it is now the third largest contact lens supplier in Europe, with business units in Holland, Italy, Scandinavia, Spain and the United Kingdom, a subsidiary and an exclusive distributor in France and an exclusive distributor in Germany.

Far East

With approximately 10 million contact lens wearers, Japan is the second largest contact lens market in the world after the United States, and soft lens popularity continues to grow. CVI estimates that the total market for soft contact lenses in Japan and the Pacific Rim today is about $950 million, compared to about $1.4 billion in the United States. The Japanese market, growing at about 10 percent per year, is currently divided equally between daily and two-week disposable lenses.

The incidence of nearsightedness in Japan is one of the highest in the world. About 80 percent of the nearsighted population has some degree of astigmatism, significantly greater than the 50 percent rate reported in the United States. About half of those with astigmatism are potential candidates for toric lenses. The Japanese toric segment, currently a smaller percentage of the total market than it is in the U.S., is expected to grow rapidly as newer generations of toric lenses are introduced.

Looking Ahead

CVI's business goals are to grow its revenue at one and a half times the rate of the world market and to become the world's largest specialty contact lens provider by mid decade. In 2004, we expect revenue of about $375 million at CVI.

                                 COOPERSURGICAL

                                   [GRAPHIC}

Historically, many small medical device companies have supplied the women's healthcare market with a wide range of products through a fragmented distribution system. CSI's strategy is to identify and acquire selected smaller companies and product lines that improve its existing market position or serve new clinical areas, particularly opportunities in aging and infertility.

Cooper's strong cash flow allows CSI to readily compete for these opportunities, and CSI is now a leader in women's healthcare, having added 22 major products or product lines since 1994.

                                 CooperSurgical

Women's Health Background

Medical economists expect patient visits to obstetricians and gynecologists (Ob/Gyns) to increase by 13 percent over the next decade. Driving this growth is a large group of women of childbearing age and a rapidly growing middle-aged population with emerging gynecologic concerns. Consistent with an aging population, menopausal problems -- abnormal bleeding, incontinence and osteoporosis -- will increase. Pregnancy, contraceptive management and general examinations are expected to remain stable. The trend toward delaying the age of childbearing to the mid-thirties and beyond will drive increasing treatment for infertility.

Women between the ages of 18 and 44 generate the highest number of office visits and hospital admissions of both sexes and all age groups. While general medical practitioners play an important role in women's primary care, 29 percent of all office visits for this age group are to the Ob/Gyn who are, therefore, the primary market target for associated medical devices. There are nearly 30,000 Ob/Gyn's under the age of 65 practicing at nearly 13,700 locations in the United States. Women account for nearly 60 percent of all U.S. inpatient hospital stays.

Some significant features of this market are:

o Two-thirds of patient visits are for annual checkups, cancer screening, menstrual disorders, vaginitis (inflammation of vaginal tissue), osteoporosis and the management of menopause. The remainder are for pregnancy.

o Osteoporosis (reduction in bone mass) and incontinence have become frequent diagnoses as the female population ages. Early identification and treatment of these conditions will both improve women's health and help reduce costs. Each of these conditions costs the U.S. healthcare system about $15 billion annually according to government estimates.

o Sterilization, performed primarily in the outpatient setting, is the most frequently performed surgical procedure -- about 700,000 annually. Each year, an estimated 4.5 million patients visit physicians for monitoring and treatment of abnormal Pap smears.

o About 1.2 million women and their partners consult medical practitioners for infertility annually, with the Ob/Gyn usually providing the initial evaluation. Ovulatory drugs and intrauterine insemination (IUI) are used to treat the majority of these cases. In addition, about 400 assisted reproductive technology clinics in the U.S. perform nearly 100,000 embryo transfer procedures each year that result in nearly 35,000 infants.

                                 CooperSurgical

                       ASSISTED REPRODUCTIVE TECHNOLOGIES

                                    [GRAPHIC]

Magnified view of a human egg at the time of fertilization using assisted reproductive technology.

CSI 2003 Performance

During 2003, CSI revenue grew 15 percent to $82 million. CSI now represents 20 percent of Cooper's revenue. Its operating margin reached 22 percent for the fiscal year, up from 20 percent in 2002.

Acquisitions and New Products

During fiscal 2003, CSI acquired two companies:

o Prism Healthcare, a developer and manufacturer of quality medical devices for the neonatal, labor and delivery and gynecological markets.

o Avalon Medical Products, the United States distributor of the Filshie Clip, a device used worldwide to perform female sterilization.

After the close of the fiscal year, CSI purchased from SURx, Inc., the worldwide license rights and assets associated with its Radio Frequency Bladder Neck Suspension System, which uses radio frequency thermal energy instead of implants to treat stress incontinence.

You can read more about these companies in the adjacent section "Profiles of Recent Acquisitions."

Outlook

With the addition of these product lines, CSI expects revenue in 2004 to range from $90 million to $92 million. Over the next several years, CSI expects to complete one or two acquisitions annually and, with these, achieve double-digit growth.

                                 CooperSurgical

                                    [GRAPHIC]

Prism recently introduced the Mystic, a disposable pump designed for use by one operator, to complement the Mityvac system.

Profiles of Recent Acquisitions

Prism Healthcare

Prism Healthcare expands CSI's position in the obstetrics and neonatal care segments of the women's healthcare market. Prism, a leading supplier of proprietary medical devices and disposable products, had 2002 revenues of about $9 million. Its product line includes a variety of vacuum assisted delivery birthing systems, heel warmers, exothermic heat packs, gynecological catheters and other disposable obstetric products.

Vacuum assisted delivery (VAD) birthing systems, which include a variety of disposable vacuum delivery cups, VAD systems and reusable pumps, represent about 60 percent of its revenue, and a portfolio of disposable obstetric, neonatal and gynecological products make up the remainder.

Prism's Mityvac and WarmGel brands are often the products of choice for obstetricians, obstetric nurses and teaching hospitals throughout North America.

                                    [GRAPHIC]

TransWarmer mattresses provide an optimal environment for neonatal transport.

Assisted Delivery Systems

The use of vacuum assisted deliveries is increasing. In 2000, forceps or vacuum assisted delivery systems accounted for approximately 9 percent of U.S. births. During vaginal births -- about 80 percent of the U.S. total in 2000 -- forceps deliveries have decreased from 18 percent in 1980 to 4 percent in 2000, while vacuum assisted deliveries have increased from less than one percent in 1980 to over 8 percent in 2000. In the coming years, the number of cesarean births is expected to decline, as their high cost and potential for complications have recently become a concern, and declining cesarean rates will increase the number of vacuum assisted procedures.

The World Health Organization recommends a cesarean rate of 10 percent to 15 percent and the U.S. Department of Health and Human Services recommends a rate of no more than 15 percent in American hospitals.

                                 CooperSurgical

                                    [GRAPHIC]

Prism WarmGel infant heel warmers provide consistent and reliable heat to the infant's heel to facilitate blood sampling.

Exothermic Heat Products

Prism's exothermic sodium-acetate based heat packs and warming mattresses provide temporary, instant warming for infant and adult patients. The patented gel-based technology offers an advantage over liquid-based products in that the Prism products form to the body and supply superior heat dissipation. This technology has been successfully applied to infant heel warmers that help technicians extract blood for testing from very young infants in hospital intensive care units and in newborn nurseries. Adult packs are used in labor and delivery, post partum, rehabilitation, operating room, emergency room and oncology settings.

Prism's new product development efforts include VAD systems; infant warming and transport devices; disposable inter-uterine test instruments; and gynecological catheters.

                                    [GRAPHIC]

                                    [GRAPHIC]

Titanium silicone lined Filshie Clips are easily placed and provide secure closure of the fallopian tube to insure sterilization.

Avalon Medical Products

The acquisition of Avalon Medical brings CSI a premier surgical device used successfully in over four million female sterilization procedures throughout the world since its introduction in 1981.

The cost-effective Filshie System includes single-use titanium clips lined with silicone rubber plus specially designed reusable handles and applicators for a variety of surgical approaches used for the procedure including laparoscopy and small open incisions.

Female sterilization using the Filshie System is performed in the outpatient setting under local or general anesthesia. Unlike recently introduced operative hysteroscopy methods, sterilization with the Filshie System is immediate. It does not require specialized training. The patient does not require an additional expensive confirmatory procedure or contraception until sterilization is confirmed, as with hysteroscopy.

Operative hysteroscopy can only be used in about half of the 700,000 female sterilization procedures performed annually in the U.S. while the Filshie System can be used in nearly all of them.

                                 CooperSurgical

                                    [GRAPHIC]

Filshie Clip applicators facilitate clip placement for a variety of surgical approaches.

The Filshie Clip has demonstrated higher success rates and lower failure rates than the hysteroscopic method. Sterilization reversal in Filshie Clip patients is well documented. Insurance reimbursement has been established.

U.K.-based FemCare, manufacturer of the Filshie Clip, received U.S. Food and Drug Administration (FDA) clearance for the device in May 1996 and appointed Avalon Medical as the exclusive U.S. distributor. CSI has successfully negotiated a long-term supply agreement with FemCare for the U.S. market.

                                    [GRAPHIC]

The SURx generator and single use applicators provide an innovative treatment for female incontinence.

SURx, Inc.

In December, Cooper purchased from privately held SURx, Inc., the worldwide license rights and assets associated with its Radio Frequency (RF) Bladder Neck Suspension System, which uses radio frequency thermal energy instead of implants to restore continence. The SURx System has received U.S. FDA clearance and Common Procedural Terminology Codes for Medicare reimbursement.

RF Bladder Neck Suspension is a minimally invasive procedure used to treat genuine stress incontinence (GSI). Using low power, bipolar radio frequency energy, the procedure shrinks tissue in the pelvic floor to lift the urethra and bladder neck to a more normal anatomical position. This procedure can be performed using either a laparoscopic or a transvaginal approach.

Genuine stress incontinence is a medical condition that results in urine leakage during activities such as laughing, walking, sneezing or lifting. Women with GSI have tissues stretched by pregnancy, childbirth, athletic or physical activity, menopause, surgery or obesity. These stretched tissues cause the bladder and urethra to slightly drop and upset the continence mechanism.

The SURx Radio Frequency Bladder Neck Suspension System uses precisely controlled, low power radio frequency energy to heat and shrink stretched tissue near the bladder and urethra to restore the continence mechanism. No artificial implants or materials such as surgical mesh, cadaver tissue, bone screws or staples remain in the body.

                         INDEX TO FINANCIAL INFORMATION

                                    [GRAPHIC]


30   Five Year Financial Highlights

31   Two Year Quarterly Financial Data

31   Quarterly Common Stock Price Range

32 Management's Discussion and Analysis of Financial Condition and Results of Operations

44   Forward-Looking Statements

45   Independent Auditors' Report

46   Management's Statement Regarding Financial Reporting

47   Consolidated Statements of Income

48   Consolidated Balance Sheets

49   Consolidated Statements of Cash Flows

51   Consolidated Statements of Comprehensive Income

52   Notes to Consolidated Financial Statements

                   The Cooper Companies Inc. and Subsidiaries

Five-Year Financial Highlights

Consolidated Operations

Years Ended October 31,
(In thousands, except per share amounts)     2003       2002       2001       2000       1999
----------------------------------------   --------   --------   --------   --------   --------
Net sales                                  $411,790   $315,306   $234,572   $201,217   $168,155
                                           ========   ========   ========   ========   ========
Gross profit                               $265,202   $199,493   $153,368   $133,117   $109,146
                                           ========   ========   ========   ========   ========
Income from continuing operations
   before income taxes                     $ 90,487   $ 65,169   $ 52,128   $ 42,127   $ 32,712
Provision for income taxes                   21,717     16,294     14,992     12,727     10,711
                                           --------   --------   --------   --------   --------
Income before items below                    68,770     48,875     37,136     29,400     22,001
Discontinued operations                          --         --         --         --      3,099
Cumulative effect of change in
   accounting principle                          --         --         --       (432)        --
                                           --------   --------   --------   --------   --------
Net income                                 $ 68,770   $ 48,875   $ 37,136   $ 28,968   $ 25,100
                                           ========   ========   ========   ========   ========

Diluted earnings per share:
Continuing operations                      $   2.13   $   1.57   $   1.22   $   1.01   $   0.77
Discontinued operations                          --         --         --         --       0.11
Cumulative effect of change in
   accounting principle                          --         --         --      (0.01)        --
                                           --------   --------   --------   --------   --------
Earnings per share                         $   2.13   $   1.57   $   1.22   $   1.00   $   0.88
                                           ========   ========   ========   ========   ========
Average number of shares used to
   compute diluted earnings per share        32,274     31,189     30,491     29,019     28,625
                                           ========   ========   ========   ========   ========

Consolidated Financial Position

October 31,
(In thousands)                               2003       2002       2001       2000       1999
----------------------------------------   --------   --------   --------   --------   --------
Current assets                             $264,224   $198,910   $155,205   $112,685   $100,461
Property, plant and equipment, net          116,277     87,944     61,028     47,933     40,319
Goodwill                                    282,634    238,966    131,732     96,905     65,443
Other intangible assets, net                 15,888     14,651     13,890     13,949     15,075
Other assets                                 26,541     30,644     34,994     51,093     64,575
                                           --------   --------   --------   --------   --------
                                           $705,564   $571,115   $396,849   $322,565   $285,873
                                           ========   ========   ========   ========   ========

Short-term debt                            $ 20,658   $ 36,333   $  8,249   $  8,094   $  4,888
Other current liabilities                    97,656     90,348     59,724     57,181     37,008
Long-term debt                              165,203    127,318     60,553     40,257     57,067
Other liabilities                                --      5,674     12,039     18,595     22,767
                                           --------   --------   --------   --------   --------
Total liabilities                           283,517    259,673    140,565    124,127    121,730
Stockholders' equity                        422,047    311,442    256,284    198,438    164,143
                                           --------   --------   --------   --------   --------
                                           $705,564   $571,115   $396,849   $322,565   $285,873
                                           ========   ========   ========   ========   ========

                   The Cooper Companies Inc. and Subsidiaries

Two-Year Quarterly Financial Data

                                            First     Second     Third     Fourth
(In thousands, except per share amounts)   Quarter   Quarter    Quarter    Quarter
----------------------------------------   -------   -------   --------   --------
(Unaudited)

2003

Net sales                                  $94,014   $96,368   $108,442   $112,966
                                           =======   =======   ========   ========
Gross profit                               $59,367   $62,420   $ 68,632   $ 74,783
                                           =======   =======   ========   ========
Income before income taxes                 $18,473   $20,282   $ 24,046   $ 27,686
Provision for income taxes                   4,618     5,071      5,383      6,645
                                           -------   -------   --------   --------
Net income                                 $13,855   $15,211   $ 18,663   $ 21,041
                                           =======   =======   ========   ========
Diluted earnings per share*                $  0.44   $  0.48   $   0.58   $   0.64
                                           =======   =======   ========   ========
Number of shares used to compute diluted
   earnings per share                       31,601    31,789     32,398     33,033
                                           =======   =======   ========   ========

2002

Net sales                                  $58,112   $71,910   $ 90,563   $ 94,721
                                           =======   =======   ========   ========
Gross profit                               $37,485   $44,164   $ 55,719   $ 62,125
                                           =======   =======   ========   ========
Income before income taxes                 $13,250   $13,224   $ 18,302   $ 20,393
Provision for income taxes                   3,845     3,306      4,941      4,202
                                           -------   -------   --------   --------
Net income                                 $ 9,405   $ 9,918   $ 13,361   $ 16,191
                                           =======   =======   ========   ========
Diluted earnings per share                 $  0.30   $  0.32   $   0.43   $   0.52
                                           =======   =======   ========   ========
Number of shares used to compute diluted
   earnings per share                       31,075    31,128     31,210     31,335
                                           =======   =======   ========   ========

* The sum of earnings per share for the four quarters is different from the full year amount because we base our calculations on the weighted average number of common shares outstanding in each respective period.

Quarterly Common Stock Price Range

Years Ended October 31,         2003              2002
-----------------------   ---------------   ---------------
Quarter Ended              High      Low     High      Low
                          ------   ------   ------   ------
January 31                $31.47   $23.10   $25.37   $21.02
                          ------   ------   ------   ------
April 30                  $31.01   $25.12   $26.79   $21.19
                          ------   ------   ------   ------
July 31                   $36.30   $27.75   $27.55   $19.17
                          ------   ------   ------   ------
October 31                $44.75   $32.03   $28.95   $20.32
                          ------   ------   ------   ------

At December 31, 2003, there were 825 common stockholders of record and 865 at December 31, 2002.

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Note numbers refer to the "Notes to Consolidated Financial Statements" beginning on page 52 of this report.

RESULTS OF OPERATIONS

In this section we discuss the results of our operations for fiscal 2003 and compare them with those for fiscal 2002 and 2001. Certain prior period amounts have been reclassified to conform to the current period's presentation. We discuss our cash flows and current financial condition under "Capital Resources and Liquidity."

Highlights: Fiscal Year 2003 vs. Fiscal Year 2002

o    Net sales up 31% to $411.8 million.

o Gross profit up 33%; gross margin up by 1 percentage point to 64% of net sales.

o Operating income up 42% to $95.2 million. Operating margin at 23% of net sales up by 2 percentage points.

o Effective tax rate (provision for income taxes divided by income before income taxes "ETR") down to 24% from 25%.

o    Diluted earnings per share up 36% to $2.13 from $1.57.

Selected Statistical Information - Percentage of Net Sales and Growth

Years Ended October 31,               2003   % Growth   2002   % Growth   2001
-----------------------------------   ----   --------   ----   --------   ----
Net sales                             100%      31%     100%      34%     100%
Cost of sales                          36%      27%      37%      43%      35%
                                      ---               ---               ---
Gross profit                           64%      33%      63%      30%      65%
Selling, general and administrative    40%      29%      40%      41%      38%
Research and development                1%      29%       1%      18%       2%
Amortization                           --        4%       1%     (71%)      2%
                                      ---               ---               ---
Operating income                       23%      42%      21%      22%      23%
                                      ===               ===               ===

Net Sales

Cooper's two business units, CooperVision (CVI) and CooperSurgical (CSI) generate all its sales:

o CVI develops, manufactures and markets a broad range of soft contact lenses for the vision care market worldwide.

o CSI markets medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our consolidated net sales grew by 31% in 2003 and 34% in 2002. Net sales for both CVI and CSI have grown consistently over the three-year period:

Growth
($ in millions)    2003   vs.   2002    2002   vs.   2001
---------------   ------------------   ------------------
Business Unit
CVI               $85.7           35%  $67.8           38%
                  =====           ==   =====           ==
CSI               $10.8           15%  $13.0           22%
                  =====           ==   =====           ==

2003 Compared with 2002

CVI Net Sales

Practitioner and patient preferences in the worldwide contact lens market continue to change. The major shifts are from:

o Conventional lenses replaced annually to disposable and frequently replaced lenses. Disposable lenses are designed for either daily, two-week or monthly replacement; frequently replaced lenses are designed for replacement after one to three months.

o Commodity lenses to specialty lenses including toric lenses, cosmetic lenses, multifocal lenses and lenses for patients experiencing the symptoms of dry eye syndrome.

o Commodity spherical lenses to value-added spherical lenses such as lenses with aspherical optical properties.

These shifts favor CVI's line of specialty products, which comprise over 60% of CVI's revenue.

Definitions: Lens revenue consists of sales of spherical lenses, which include aspherically designed lenses and specialty lenses - toric, cosmetic, multifocal lenses and lenses for patients with dry eyes.

o Aspheric lenses correct only for near- and farsightedness, but they have additional optical properties that help improve visual acuity in low light conditions and can correct low levels of astigmatism and low levels of presbyopia, an age-related vision defect.

o Toric lenses are designed to correct astigmatism by adding the additional optical properties of cylinder and axis.

o Cosmetic lenses are opaque and color enhancing lenses that alter the natural appearance of the eye.

o    Multifocal lenses are designed to correct presbyopia.

o Proclear lenses help enhance tissue/device compatibility for patients experiencing mild discomfort relating to dry eyes during lens wear.

The primary reasons for the 2003 revenue growth were:

o    21% increase in toric lens sales.

o    Continued momentum in Europe with sales up 20%.

o    Growth in disposable spheres up 37%.

                   The Cooper Companies Inc. and Subsidiaries

CVI reported net sales include Biocompatibles revenue beginning in March 2002. In the following table, we adjust CVI reported sales by adding Biocompatibles' sales for the four-month period in fiscal 2002 that we did not own them (as shown on the Biocompatibles' unaudited ledgers) to the year's actual results. The total represents the lens business we now own.

Since the acquisition of Biocompatibles, CVI has actively marketed Proclear lenses. In many cases, practitioners now recommend Proclear lenses rather than older CVI products.

CVI Net Sales

($ in Millions)    2003     2002    Growth
---------------   ------   ------   ------
Reported:
U.S.              $164.8   $131.3     26%
International      164.8    112.6     46%
                  ------   ------
Total reported    $329.6   $243.9     35%
                  ======   ======

Four Months Ended February 28, 2002
-----------------------------------
Adjustments - To include Biocompatibles sales for comparable periods:
U.S.                        $ 6.3
International                18.8
                            -----
                            $25.1
                            =====

                     2003     2002    Growth
                    ------   ------   ------
As adjusted:
U.S.                $164.8   $137.6     20%
International        164.8    131.4     25%
                    ------   ------
Total as adjusted   $329.6   $269.0     23%
                    ======   ======

Total adjusted worldwide sales grew 23% (16% in constant currency) in 2003.

International sales grew 25% (12% in constant currency) to $164.8 million in the year, led by sales of two-week and monthly sphere products, which grew $24.7 million, or 40%. Also, sales of two-week and monthly toric products grew 42% or $10 million.

Adjusted sales in the United States grew 20% in fiscal 2003, primarily due to sales of two-week and monthly sphere products, which grew 33% to $14.4 million. Also, sales of two-week and monthly toric products grew 47% to $14 million. The acquisition of Biocompatibles product lines, especially the sales of Proclear and other specialty lenses, enhanced the revenue growth.

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

CVI New Products and Markets

CVI expects to expand its product lines and broaden its geographic presence. In fiscal 2003, CVI:

o Launched Proclear disposable multifocal contact lenses in Europe and plans to launch it in the United States in the first part of 2004.

o Launched Enhancement Colors, a line of cosmetic products that accentuates the natural color of the eye, in Europe. These products complement our line of opaque lenses that change the appearance of the color of the eyes.

o Received approval to sell our disposable lenses in Japan and will distribute these through Rohto Pharmaceutical Co. Ltd.

In 2005, CVI plans to introduce a long-term or continuous-wear product made from the Proclear material.

Outlook

We believe that CVI will continue to compete successfully in the worldwide contact lens market with its disposable and frequently replaced lenses (DPR), toric lenses, aspheric lenses and newer specialty lenses including Proclear products for lens wearers who experience mild dry eye discomfort, cosmetic lenses (both those that change and those that accentuate the eye's natural color) and multifocal lenses. Market demographics are favorable, as the teenaged population, the age when most contact lens wear begins, is projected to grow considerably over the next two decades, and the reported incidence of myopia continues to increase. We expect greater market penetration in Europe and the Far East as practitioners increasingly prescribe more specialty lenses.

We anticipate that CVI will continue its revenue growth at one and a half times the rate of the world market with fiscal 2004 revenue of about $375 million.

CSI Net Sales

Women's healthcare products used primarily by obstetricians and gynecologists generate about 90% of CSI's sales. The balance are sales of medical devices outside of women's healthcare where CSI does not actively market. In 2003, CSI's sales increased 15% to $82.2 million, $10.8 million above 2002, primarily due to recent acquisitions. The reported growth was slowed by declining sales in more mature product lines, softness in the equipment portion of the market and a delay in replacing an in-vitro fertilization catheter that CSI could no longer market when an exclusive distributor relationship ended.

Results of operations of acquired companies are included in our consolidated results beginning on the acquisition date. We discuss acquisitions completed in fiscal 2003 below. Acquisitions completed in fiscal 2002 or late in fiscal 2001 are discussed under "2002 Compared with 2001" in the "CSI Revenue" section.

2003 CSI Acquisitions (See Note 2)

o In May, acquired Prism Enterprises, LP, which develops, manufacturers and markets medical devices and disposable products for the obstetric, neonatal and gynecological market.

o In October, acquired Avalon Medical Corporation the United States distributor of the Filshie Clip, a device used worldwide to perform female sterilization.

                   The Cooper Companies Inc. and Subsidiaries

Demographics

Favorable demographic trends also support CSI's business. The women of the "baby-boomer" generation are now reaching the age when gynecological procedures are performed most frequently, and CSI has, through both acquisition and internal development, built an extensive product line to diagnose and treat these patients.

Outlook

We anticipate that CSI will continue to consolidate the women's healthcare market. Fiscal 2004 revenue is expected to range from $90 million to $92 million, with mid-twenty percent operating margins.

2002 Compared with 2001

CVI Net Sales ($ in Millions)

CVI's worldwide sales grew 38% in fiscal 2002.

CVI's 2002 net sales include Biocompatibles beginning in March 2002, when we acquired it. To present CVI's 2002 growth, we have adjusted reported revenue in the following table by adding Biocompatibles revenue for the eight months ended October 31, 2001. (This data was derived from the unaudited ledgers of Biocompatibles for those periods.) Because we adjusted year-to-date 2001 revenue for eight months, our 2002 revenue does not require any adjustments to be comparable. We think that adjusting the eight-month period is more meaningful because we did not begin to control Biocompatibles' operations until we acquired it. Adjusted sales grew 9% in 2002.

Sales in 2001 included $3.6 million of initial stocking sales to Rohto Pharmaceuticals, Ltd. Less than 10% of these sales were repeated in fiscal 2002. Excluding the Rohto stocking sales in 2001, sales increased 10%.

                  2002     2001    Growth
                 ------   ------   ------
Reported:
U.S.             $131.3   $111.4    18%
International     112.6     64.7    74%
                 ------   ------
Total reported   $243.9   $176.1    38%
                 ======   ======

Eight Months Ended October 31, 2001
-----------------------------------
Adjustments - To include Biocompatibles revenue for comparable periods:
U.S.                       $11.2
International               37.3
                           -----
                           $48.5
                           =====

                     2002     2001    Growth
                    ------   ------   ------
As adjusted:
U.S.                $131.3   $122.6     7%
International        112.6    102.0    10%
                    ------   ------
Total as adjusted   $243.9   $224.6     9%
                    ======   ======

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The 74% growth in reported international sales, from $64.7 million to $112.6 million, was largely due to international sales of Biocompatibles products of $41.7 million in the eight months for which Biocompatibles' revenue has been consolidated with our results. Our $3.6 million initial stocking sales to Rohto in 2001 lowered the adjusted international market percentage growth in the 2002 period to 10% from 14%.

Reported sales in the United States, up 18%, included $14.2 million of Biocompatibles revenue. On an adjusted basis, U.S. sales grew 7%, due primarily to increased sales in toric, cosmetic and other specialty lenses.

CSI Revenue

CSI's revenue grew 22% in fiscal 2002. About 8% of this was generated by internal or organic growth, with the rest from acquisitions completed in the last two fiscal years.

In October 2002, CSI acquired Sage BioPharma, Inc., (Sage) a developer and manufacturer of products used in assisted reproductive therapy.

In May 2002, CSI acquired privately held Ackrad Laboratories, Inc. (Ackrad), a developer and manufacturer of disposable medical devices used primarily to assess infertility and other gynecologic disorders.

Ackrad's principal product, accounting for about 65 percent of its revenue, is the H/S Elliptosphere Catheter, used in the noninvasive assessment of the female reproductive system, primarily for fertility studies, and also to assess abnormal uterine bleeding and pelvic pain.

In April 2002, CSI acquired the assets of the bone densitometry business of Norland Medical Systems (Norland). Norland's densitometry products are used in the evaluation of osteoporosis. CSI had been a distributor of these products since November 2000. The Norland business offers both peripheral and central bone density measurement systems.

Cost of Sales/Gross Profit

Gross Profit % of Net Sales    2003   2002   2001
---------------------------    ----   ----   ----
CVI                             67%    67%    69%
CSI                             54%    51%    55%
Consolidated                    64%    63%    65%

CVI's gross margin for fiscal 2003, at 67%, was equal to 2002. CVI manufactures about 66% of its lenses in the United Kingdom. The favorable impact of currency on revenue is offset by the unfavorable impact on manufacturing costs. In addition, we have lower gross margin on sales to Asia-Pacific distributors, which increased 88%. Last year's gross margin reflects lower gross margin sales of certain products. Gross margins improved as CVI has lowered manufacturing costs and customers continue to shift to higher gross margin Proclear products.

CVI's 2002 gross margin decreased 2 percent from fiscal 2001, primarily due to the acquisition of Biocompatibles in February, whose more mature product line generates lower margins.

                   The Cooper Companies Inc. and Subsidiaries

For fiscal 2004, we anticipate that CVI's gross margins will remain about the same as sales in lower-margin international markets expand, including increased sales to distributors such as Rohto in Japan, and are offset by increased margins from improved manufacturing efficiencies.

CSI's gross margin was 54%, compared with 51% last year. In the third quarter last year, we phased out the Cerveillance colposcope system (Cerveillance), and recorded a charge against cost of sales (primarily a write down of inventory, distribution rights and prepaid royalties) of about $2 million. Excluding this charge, last year's margin was 54%.

Cerveillance was phased out because the superior optics of the Leisegang Prism system, acquired with the purchase of Leisegang Medical Inc. in 2000, is favored by customers.

CSI's 2002 gross margin was 51% of sales, down from 55% in 2001. CSI's 2002 margin was impacted by the phase out of Cerveillance, as noted above.

CSI's 2002 gross margin from recurring activities (excluding the charge described above) was 54%, down from 55% in 2001, primarily because of the lower margins of certain acquired products.

For fiscal 2004, absent the impact of future acquisitions, we expect that CSI gross margins from recurring activities will improve as we complete integration of recent acquisitions.

Selling, General and Administrative Expense (SGA)

($ in Millions)    2003     2002     2001
---------------   ------   ------   -----
CVI               $127.4   $ 98.9   $65.1
CSI                 23.7     20.3    18.0
Headquarters        11.8      7.5     6.7
                  ------   ------   -----
                  $162.9   $126.7   $89.8
                  ======   ======   =====

Consolidated SGA increased by 29% in 2003 and 41% in 2002. As a percentage of net sales, consolidated SGA was 40% in fiscal 2003 and 2002 and 38% in 2001.

CVI's SGA increased 29% in 2003 and 52% in 2002. The increases resulted primarily from the acquisition of Biocompatibles, including certain additional costs incurred during the integration period (integration costs) of about $1.7 million for fiscal 2002. SGA as a percentage of revenue improved to 39% in 2003 from 41% in 2002 as Biocompatibles was successfully integrated. In addition, selling, promotion and distribution costs to introduce new products continued in 2003.

CSI's 2003 SGA increased 16% over the 2002 levels, which support the increase in sales. In 2002, SGA increased 13%, significantly below the 22% sales growth. Reported SGA in fiscal 2001 includes about $800,000 of one-time costs for facility relocation and acquisition integration. Excluding these charges from 2001 SGA, the 2002 increase was 19%, closer to sales growth.

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Headquarters' SGA increased to 2.9% of consolidated revenue from 2.4% in 2002 and 2.9% in 2001. Corporate headquarters' 2003 expenses, which increased 58% to $11.8 million, include continued expenses for various projects associated with the Company's global trading arrangement. These expenses are expected to flatten and then decline in the future, but costs to comply with recently enacted and proposed corporate governance requirements are expected to increase in 2004.

Research and Development Expense

Research and development expense was 1% of net sales in fiscal 2003 and 2002 and 2% in 2001: $5.6 million in 2003, $4.3 million in 2002 and $3.7 million in 2001.

In 2002, we initiated development projects for both new and improved contact lens products. During the 2003 to 2005 period, CVI plans to invest in two new research programs: the development of an extended wear contact lens and an improved contact lens technology. Most of our R&D expense, other than the two new programs, is for clinical, regulatory and other product development activities and not for basic research.

Amortization of Intangibles

Amortization of intangibles was $1.5 million in 2003 and 2002 and $5.2 million in 2001. Amortization expense decreased in fiscal 2003 and 2002, primarily because we no longer amortize goodwill following our adoption of Statement of Financial Accounting Standards (SFAS) No. 142. Goodwill amortization reduced operating income by $4.1 million in 2001.

Operating Income

Operating income grew $40.4 million or 74% between 2001 and 2003:

Years Ended October 31,
($ in millions)                      2003     2002    2001
-----------------------             ------   -----   -----
CVI                                 $ 88.8   $60.4   $51.4
CSI                                   18.2    14.1    10.1
Headquarters                         (11.8)   (7.5)   (6.7)
                                    ------   -----   -----
                                    $ 95.2   $67.0   $54.8
                                    ======   =====   =====
Percent growth                          42%     22%
                                    ======   =====

Other Income, Net

Years Ended October 31,
(In thousands)                       2003     2002     2001
---------------------------------   ------   ------   ------
Interest income                     $  246   $  179   $  443
Gain on sale of Quidel stock           621    1,168       --
Gain on Litmus/Quidel transaction       --    2,075      719
Foreign exchange gain                1,815    1,774       34
Settlement of dispute                 (500)      --       --
Other                                   27     (124)     (88)
                                    ------   ------   ------
                                    $2,209   $5,072   $1,108
                                    ======   ======   ======

                   The Cooper Companies Inc. and Subsidiaries

Gain on Sale of Quidel Stock

In fiscal 2003 and 2002, we sold 250,000 and 592,000 shares of Quidel stock, and realized gains of approximately $621,000 and $1.2 million, respectively (see
Note 7).

Gain on Litmus/Quidel Transaction

In the first quarter of 2001, Quidel Corporation (Quidel) acquired Litmus Concepts, Inc. (Litmus) through an exchange of common stock. Cooper held a preferred equity position in Litmus, which equated to approximately a 10 percent ownership. As a result of this transaction, we received 1,138,725 shares of Quidel's common stock, and at that time, we recorded a gain of $719,000, as the market value of the Quidel shares received exceeded the carrying value of our investment in Litmus. In the third quarter of 2002, we received an additional 334,727 shares of Quidel that were held in escrow and recorded a gain of $2.1 million, based on the fair market value of Quidel shares on the day we received them.

Foreign Exchange

When we acquired Biocompatibles, we inherited intercompany accounts in various currencies, primarily pounds sterling. In 2003, the pound strengthened against the dollar, resulting in a net gain of about $1.8 million. We have taken steps to minimize this exposure. Our policy continues to be to hedge foreign exchange exposure whenever possible.

In 2002, the acquisition of Biocompatibles and additional capitalization for international operations provided about $21 million in pounds sterling to a U.K. affiliate for short-term financing. While the loans were outstanding, the pound strengthened against the dollar, and a net gain of about $1.5 million resulted when the loan was repaid. $300,000 of additional gains resulted from currency exposures that were acquired and not hedged.

Settlement of Dispute

In 2003, we paid a one-time fee of $500,000 to settle a legal dispute.

Interest Expense

Interest expense was $7 million in 2003, $6.9 million in 2002 and $3.7 million in 2001. Interest expense increased in 2002 because of higher debt levels required to fund acquisitions, partially offset by lower interest rates.

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes

Our effective tax rate for fiscal 2003 was 24%, down from fiscal 2002's ETR of 25% and fiscal 2001's ETR of 29%. The reduction of our ETR resulted from a greater percent of our income coming from our international operations (including the international operations of Biocompatibles). Assuming no major acquisitions, we expect our ETR to be 23% for fiscal 2004.

With anticipated faster growth outside the U.S. and a favorable mix of products manufactured outside the U.S., Cooper now expects that its net operating loss carryforward (NOLs) in the U.S. will last through 2006.

We implemented a global trading arrangement in fiscal 1999 to minimize both the taxes reported in our statement of income and the actual taxes we will have to pay when we use all the benefits of our NOLs. The global trading arrangement consisted of a restructuring of legal ownership for the CooperVision foreign sales and manufacturing subsidiaries.

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

CAPITAL RESOURCES & LIQUIDITY

Year 2003 Highlights

o    Operating cash flow $79.6 million vs. $55.9 million in 2002.

o Completed four acquisitions, made contractual payments for prior acquisitions and paid other acquisition costs totaling $75.2 million.

o Expenditures for purchases of property, plant and equipment $33.9 million vs. $23.4 million in 2002.

o    Issued $115 million of 20-year 2.625% convertible senior debentures.

o Amended our $225 million credit facility with KeyBank National Association (KeyBank), retaining favorable interest rates, extending the revolver portion of the credit facility by two years, and relaxing certain covenant restrictions.

                   The Cooper Companies Inc. and Subsidiaries

Comparative Statistics
October 31,
($ in millions)                                  2003     2002
--------------------------------------------   -------   ------
Cash and cash equivalents                      $  47.4   $ 10.3
Total assets                                   $ 705.6   $571.1
Working capital                                $ 145.9   $ 72.2
Total debt                                     $ 185.9   $163.7
Stockholders' equity                           $ 422.0   $311.4
Ratio of debt to equity                         0.44:1   0.53:1
Debt as a percentage of total capitalization        31%      34%

Operating Cash Flows

Our major source of liquidity continues to be cash flow from operating activities. Operating cash flow for fiscal 2003 was $79.6 million vs. $55.9 million in 2002. Cooper continued to improve its receivable collections following difficulties experienced in late 2001 and early 2002 caused by the installation of a new enterprise resource planning system at CVI. These problems resulted in an unusually high level of days of sales outstanding (DSO's) at the end of 2001 and the first quarter of 2002. At the end of the current year, Cooper's DSO's declined to 67 days from 71 days at October 31, 2002 and 86 days reported at the end of the first quarter 2002, an improvement of 22% over the first quarter 2002 period. Looking forward, we expect that DSO's will remain in the high 60's to low 70's range, although continued international expansion could tend to increase DSO's moderately.

Major uses of cash for operating activities included payments of $7.3 million for income taxes, $5.8 million in interest payments, $4.5 million on a previously accrued dispute settlement with Medical Engineering Corporation, a subsidiary of Bristol-Myers Squibb Company, pursuant to a 1993 settlement agreement and $2.6 million to fund 2002 entitlements under Cooper's bonus plans.

Our working capital increased by $73.7 million in fiscal 2003, driven in part by the weak U.S. dollar, which triggered increases in trade receivables and inventory and refinancing of about $15.7 million of short-term debt.

Investing Cash Flows

The cash outflow of $107.4 million for investing activities was driven by payments of $75.2 million on acquisitions, including $22.4 million paid to the Aspect noteholders, the final payment for the Aspect acquisition and capital expenditures of $33.9 million. The cash outflow was partially offset by $1.6 million of cash received from the sale of Quidel shares.

                   The Cooper Companies Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Cash Flows

Financing activities provided $64.6 million of cash primarily from increased borrowing. In the third quarter, we issued $115 million principal amount of 2.625% convertible senior debentures in a private placement (see Note 6, "Debt" under "Convertible Senior Debentures"). Proceeds from the debenture were used to repay the majority of the revolving portion of our line of credit, which included borrowing for the acquisition of Prism (see Note 2, "Acquisitions"). Also, we received cash of $24 million from the exercises of stock options, we repaid net other debt of about $14 million, and we paid dividends on our common stock of $2 million in fiscal 2003.

Contractual Obligations and Commercial Commitments

As of October 31, 2003, we had the following contractual obligations and commercial commitments:

Payments Due by Period
(In millions)                    2004   2005 & 2006   2007 & 2008   2009 & Beyond
-----------------------------   -----   -----------   -----------   -------------
Contractual obligations:
Long-term debt                  $19.1      $41.7         $ 9.7         $112.4
Capital leases                    1.5        1.5            --             --
Operating leases                  7.0        9.7           7.4           16.0
Dispute settlement                3.0         --            --             --
                                -----      -----         -----         ------
Total contractual obligations    30.6       52.9          17.1          128.4
Commercial commitments:
Hedging contracts                 0.8         --            --             --
Stand-by letters Of credit        3.6         --            --             --
                                -----      -----         -----         ------
Total                           $35.0      $52.9         $17.1          128.4
                                =====      =====         =====         ======

Risk Management (See Note 1)

Most of our operations outside of the United States have their reporting currency as their functional currency. We are exposed to risks caused by changes in foreign exchange principally on balances denominated in other than the locations' functional currency. We have taken steps to minimize our balance sheet exposure. We are also exposed to risks associated with changes in interest rates, as the interest rate on each of our revolving credit agreement and term loan debt varies with the London Interbank Offered Rate. We have decreased this risk by issuing fixed rate debt in the form of 2.625% convertible senior debentures.

Outlook

We believe that cash and cash equivalents on hand of $47.4 million plus cash from operating activities will fund future operations, capital expenditures, cash dividends and smaller acquisitions. At October 31, 2003, we had $143.4 million available under the KeyBank line of credit.

Inflation and Changing Prices

Inflation had no appreciable effect on our operations in the last three years.

New Accounting Pronouncements

There have been no recent accounting pronouncements that have affected the Company.

Estimates and Critical Accounting Policies (See Note 1)

                   The Cooper Companies Inc. and Subsidiaries

Forward-Looking Statements

Some of the information included in this annual report contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include certain statements pertaining to our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, market conditions and results of operations are forward-looking statements. To identify forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These, and all forward-looking statements, necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs, increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the "Business" section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

                   The Cooper Companies Inc. and Subsidiaries

Independent Auditors' Report

The Board of Directors and Stockholders

The Cooper Companies, Inc:

We have audited the accompanying consolidated balance sheets of The Cooper Companies, Inc. and subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cooper Companies, Inc. and subsidiaries as of October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                                                            KPMG LLP

San Francisco, California
December 10, 2003

                   The Cooper Companies Inc. and Subsidiaries

Management's Statement Regarding Financial Reporting

We prepared the financial statements in this annual report according to accounting principles generally accepted in the United States of America, and we are responsible for them. They include estimates based on our informed judgment.

Our accounting systems include controls to provide reasonable, but not absolute, assurance that Cooper's assets are properly safeguarded and the Company's accounting records may be relied upon to produce financial statements that conform to accounting principles generally accepted in the United States of America. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and that management makes estimates and judgments of these cost/benefit factors.

We supplement these controls by hiring and retaining qualified personnel and by providing for appropriate separation of duties. Other financial information in this report has been derived from the same books and records used to prepare our financial statements and are subject to the same system of financial controls.

The Board of Directors, through its Audit and Finance Committee of three independent directors, determines whether we fulfill our responsibilities to prepare financial statements and maintain financial controls.

This committee recommends to the Board of Directors appointment of the Company's independent certified public accountants. It meets regularly with management and the independent accountants. The independent accountants have access to the committee without management present to discuss auditing and financial reporting. Each committee member is familiar with finance and accounting, and the chair is an audit committee financial expert. KPMG LLP has been the Company's independent certified public accountants since 1980, when the Company incorporated. KPMG provides objective, independent review of the fairness of reported operating results and financial position.


A. Thomas Bender                           Robert S. Weiss
A. Thomas Bender                           Robert S. Weiss
Chairman, President and Chief              Executive Vice President and Chief
Executive Officer                          Financial Officer

                   The Cooper Companies Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended October 31,
(In thousands, except per share amounts)          2003       2002       2001
---------------------------------------------   --------   --------   --------
Net sales                                       $411,790   $315,306   $234,572
Cost of sales                                    146,588    115,813     81,204
                                                --------   --------   --------
Gross profit                                     265,202    199,493    153,368
Selling, general and administrative expense      162,852    126,730     89,770
Research and development expense                   5,573      4,315      3,658
Amortization of intangibles                        1,535      1,477      5,182
                                                --------   --------   --------
Operating income                                  95,242     66,971     54,758
Other income, net                                  2,209      5,072      1,108
Interest expense                                   6,964      6,874      3,738
                                                --------   --------   --------
Income before income taxes                        90,487     65,169     52,128
Provision for income taxes                        21,717     16,294     14,992
                                                --------   --------   --------
Net income                                      $ 68,770   $ 48,875   $ 37,136
                                                ========   ========   ========
Basic earnings per share                        $   2.20   $   1.60   $   1.25
                                                ========   ========   ========
Diluted earnings per share                      $   2.13   $   1.57   $   1.22
                                                ========   ========   ========
Number of shares used to compute earnings per
share:
   Basic                                          31,226     30,568     29,673
                                                ========   ========   ========
   Diluted                                        32,274     31,189     30,491
                                                ========   ========   ========

See accompanying notes to consolidated financial statements.

                   The Cooper Companies Inc. and Subsidiaries

Consolidated Balance Sheets

October 31,
(In thousands)                                                   2003       2002
------------------------------------------------------------   --------   --------
ASSETS
Current assets:
   Cash and cash equivalents                                   $ 47,433   $ 10,255
   Trade accounts receivable, net of allowances of $5,924 in
      2003 and $3,883 in 2002                                    84,607     74,545
   Inventories                                                   89,718     76,279
   Deferred tax assets                                           14,616     17,781
   Marketable securities                                          5,746      2,750
   Prepaid expenses and other current assets                     22,104     17,300
                                                               --------   --------
         Total current assets                                   264,224    198,910
                                                               --------   --------
Property, plant and equipment, at cost                          175,023    150,785
   Less accumulated depreciation and amortization                58,746     62,841
                                                               --------   --------
                                                                116,277     87,944
                                                               --------   --------
Goodwill                                                        282,634    238,966
Other intangibles                                                15,888     14,651
Deferred tax assets                                              22,367     26,806
Other assets                                                      4,174      3,838
                                                               --------   --------
                                                               $705,564   $571,115
                                                               ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term debt                                             $ 20,658   $ 36,333
   Accounts payable                                              16,227     15,212
   Employee compensation and benefits                            15,846     13,415
   Accrued acquisition costs                                     15,299     24,773
   Accrued income taxes                                          18,771     12,261
   Other accrued liabilities                                     31,513     24,687
                                                               --------   --------
         Total current liabilities                              118,314    126,681
                                                               --------   --------
Long-term debt                                                  165,203    127,318
Other liabilities                                                    --      5,674
                                                               --------   --------
         Total liabilities                                      283,517    259,673
                                                               --------   --------
Commitments (see Note 11)
Stockholders' equity:
   Preferred stock, 10 cents par value, shares authorized:
      1,000; zero shares issued or outstanding
   Common stock, 10 cents par value, shares authorized:              --         --
      70,000; issued: 32,679 and 31,525 at October 31,
      2003 and 2002, respectively                                 3,268      3,153
   Additional paid-in capital                                   309,666    285,619
   Accumulated other comprehensive income (loss) and
      other                                                      14,119     (4,474)
   Retained earnings                                            104,139     37,236
   Treasury stock at cost: 596 and 658 shares at October
      31, 2003 and 2002, respectively                            (9,145)   (10,092)
                                                               --------   --------
   Stockholders' equity                                         422,047    311,442
                                                               --------   --------
                                                               $705,564   $571,115
                                                               ========   ========

See accompanying notes to consolidated financial statements.

                   The Cooper Companies Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended October 31,
(In thousands)                                                    2003        2002       2001
------------------------------------------------------------   ---------   ---------   --------
Cash flows from operating activities:
Net income                                                     $  68,770   $  48,875   $ 37,136
Adjustments to reconcile net income to net cash provided
by operating activities:
   Deferred income taxes                                           7,268      11,736     12,895
   Depreciation expense                                           10,990       9,892      5,806
   Provision for doubtful accounts                                 1,598         944        251
   Amortization expense                                            1,535       1,477      5,182
Change in operating assets and liabilities excluding effects from acquisitions:
   Receivables                                                   (12,266)     (1,377)   (20,982)
   Inventories                                                   (12,860)     (8,111)   (11,581)
   Other assets                                                      599     (10,128)    (1,721)
   Accounts payable                                                  467      (1,377)     2,499
   Accrued liabilities                                             8,857       3,821       (566)
   Income taxes payable                                            6,510       4,195        200
   Other long-term liabilities                                    (1,912)     (4,000)    (3,500)
                                                               ---------   ---------   --------
Cash provided by operating activities                             79,556      55,947     25,619
                                                               ---------   ---------   --------
Cash flows from investing activities:
Acquisitions of assets and businesses                            (75,158)   (136,138)   (48,217)
Purchases of property, plant and equipment                       (33,872)    (23,434)   (16,757)
Sale of marketable securities                                      1,609       4,382         --
Other                                                                 (7)         97       (234)
                                                               ---------   ---------   --------
Cash used by investing activities                               (107,428)   (155,093)   (65,208)
                                                               ---------   ---------   --------

See accompanying notes to consolidated financial statements.

                   The Cooper Companies Inc. and Subsidiaries

Consolidated Statements of Cash Flows - Concluded

Years Ended October 31,
(In thousands)                                                         2003        2002       2001
-----------------------------------------------------------------   ---------   ---------   --------
Cash flows from financing activities:
Proceeds from long-term line of credit                              $ 136,700   $ 219,978   $ 32,839
Repayment of long-term line of credit                                (200,643)   (117,326)   (11,000)
Proceeds from debenture offering                                      112,181          --         --
Issuance costs of debenture offering                                   (1,162)         --         --
Principal payments on long-term obligations                            (1,987)     (6,686)    (2,082)
Net borrowings (repayments) under short-term agreements                (2,519)     (4,239)       355
Exercise of stock options                                              23,986       6,125     18,912
Dividends on common stock                                              (1,952)     (1,527)    (1,038)
                                                                    ---------   ---------   --------
Cash provided by financing activities                                  64,604      96,325     37,986
                                                                    ---------   ---------   --------
Effect of exchange rate changes on cash and cash equivalents              446         148        (77)
Net increase (decrease) in cash and cash equivalents                   37,178      (2,673)    (1,680)
Cash and cash equivalents at beginning of year                         10,255      12,928     14,608
                                                                    ---------   ---------   --------
Cash and cash equivalents at end of year                            $  47,433   $  10,255   $ 12,928
                                                                    =========   =========   ========
Supplemental disclosures of cash flow information:
Cash paid for:
Interest (net of amounts capitalized)                               $   5,797   $   8,787   $  3,179
                                                                    =========   =========   ========
Income taxes                                                        $   7,288   $   1,311   $  1,534
                                                                    =========   =========   ========

See accompanying notes to consolidated financial statements.

                   The Cooper Companies Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended October 31,
(In thousands)                                            2003      2002      2001
-----------------------------------------------------   -------   -------   -------
Net income                                              $68,770   $48,875   $37,136
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustment               16,504     2,135      (194)
   Change in value of derivative instruments                 96       516      (741)
   Additional minimum pension liability                    (950)   (1,081)       --
   Unrealized gain on marketable securities:
      Gain (loss) arising during period                   3,244    (1,918)    1,188
      Reclassification adjustment*                         (372)     (743)       --
                                                        -------   -------   -------
      Unrealized gain (loss) on marketable securities     2,872    (2,661)    1,188
                                                        -------   -------   -------
Other comprehensive income (loss), net of tax            18,522    (1,091)      253
                                                        -------   -------   -------
Comprehensive income                                    $87,292   $47,784   $37,389
                                                        =======   =======   =======

Analysis of changes in accumulated other comprehensive income (loss):

                                                       Unrealized
                             Foreign      Change in       Gain
                             Currency      Value of    (loss) on     Minimum
                           Translation    Derivative   Marketable    Pension
                            Adjustment   Instruments   Securities   Liability    Total
                           -----------   -----------   ----------   ---------   -------
Balance October 31, 2000     $(3,558)       $  --        $    --     $    --    $(3,558)
2001 activity                   (194)        (741)         1,188          --        253
                             -------        -----        -------     -------    -------
Balance October 31, 2001      (3,752)        (741)         1,188          --     (3,305)
2002 activity                  2,135          516         (2,661)     (1,081)    (1,091)
                             -------        -----        -------     -------    -------
Balance October 31, 2002      (1,617)        (225)        (1,473)     (1,081)    (4,396)
2003 activity                 16,504           96          2,872        (950)    18,522
                             -------        -----        -------     -------    -------
Balance October 31, 2003     $14,887        $(129)       $ 1,399     $(2,031)   $14,126
                             =======        =====        =======     =======    =======

* To address realization of gain on sales of marketable securities. Realized gains appear in net income. Unrealized gains and losses are in other comprehensive income.

See accompanying notes to consolidated financial statements.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

The Cooper Companies, Inc. ("Cooper" or "we" and similar pronouns), through its two business units, develops, manufactures and markets healthcare products. CooperVision (CVI) markets a range of specialty contact lenses to correct visual defects, including toric lenses to correct astigmatism, cosmetic lenses to change or enhance the appearance of the eyes' natural color, multifocal lenses designed to correct presbyopia, an age-related vision defect, and lenses for patients experiencing mild discomfort relating to dry eyes during lens wear. CVI's leading products are disposable planned replacement toric and spherical lenses. CooperSurgical (CSI) markets medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians.

Estimates and Critical Accounting Policies

Estimates and judgments made by management are an integral part of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results may be different from estimated amounts included in our financial statements. Certain prior period amounts have been reclassified to conform to current period's presentation. We believe that the following critical accounting policies address the significant estimates required of management when preparing our consolidated financial statements in accordance with GAAP:

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

o Net realizable value of inventory - GAAP states that inventories be stated at the lower of cost or market. On an ongoing basis, we review the carrying value of our inventories, measuring number of months on hand and other indications of salability and reduce the carrying value, if required, to report in accordance with GAAP.

o Valuation of goodwill - We evaluate our goodwill balances and test them for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

o Income taxes - As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposures in each jurisdiction including the impact, if any, of additional taxes resulting from tax examinations as well as making judgments regarding the recoverability of deferred tax assets. To the extent recovery of deferred tax assets is not likely based on our estimation of future taxable income in each jurisdiction, a valuation allowance is established. Tax exposures can involve complex issues and may require an extended period to resolve. We are required to estimate full-year income and the related income tax expense in each jurisdiction to arrive at our estimated effective tax rate, which is adjusted for the tax related to significant unusual items. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.

Consolidation

The financial statements in this report include the accounts of all of Cooper's consolidated entities. Intercompany transactions and balances are eliminated in consolidation.

Foreign Currency Translation

Most of our operations outside of the United States have their reporting currency as their functional currency. We translate these assets and liabilities into U.S. dollars at year-end exchange rates. We translate income and expense accounts at weighted average rates for each year. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location's functional currency in net income for each period. Net foreign exchange gains included in the determination of net income for the years ended October 31, 2003, 2002 and 2001 were $1.8 million, $1.8 million and $34,000, respectively.

Derivatives

We use derivatives to reduce market risks associated with changes in foreign exchange and interest rates. We do not use derivatives for trading or speculative purposes. We believe that the counterparty with which we enter into forward exchange contracts and interest rate swap agreements is financially sound and that the credit risk of these contracts is negligible.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper and other short-term income producing securities with maturity dates of three months or less. These investments are readily convertible to cash and are carried at cost, which approximates market value.

                   The Cooper Companies Inc. and Subsidiaries

Inventories, at the Lower of Average Cost or Market

October 31,
(In thousands)      2003      2002
---------------   -------   -------
Raw materials     $15,392   $13,176
Work-in-process    13,792    14,067
Finished goods     60,534    49,036
                  -------   -------
                  $89,718   $76,279
                  =======   =======

Property, Plant and Equipment

October 31,
(In thousands)                 2003       2002
--------------------------   --------   --------
Land and improvements        $  1,662   $  1,545
Buildings and improvements     23,023     26,418
Machinery and equipment       150,338    122,822
                             --------   --------
                             $175,023   $150,785
                             ========   ========

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

Earnings Per Share (EPS)

We determine basic EPS by using the weighted average number of shares outstanding and then add outstanding dilutive stock options to determine diluted EPS (see Note 4).

Stock-Based Compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123." These statements establish financial accounting and reporting standards for stock-based compensation, including employee stock option plans.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

As allowed by SFAS No. 123, we continue to measure compensation expense under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations (see Note 9). Accordingly, no compensation cost has been recognized for our employee stock option plans. Had compensation cost for our stock-based compensation plans been determined under the fair value method included in SFAS No. 123, as amended by SFAS No. 148, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Years Ended October 31,
(In thousands, except per share amounts)                          2003      2002      2001
-------------------------------------------------------------   -------   -------   -------
Net income, as reported                                         $68,770   $48,875   $37,136
Deduct: Total stock-based employee compensation expense
   determined under fair value based method for all awards
   granted since February 1, 1995, net of related tax effects    (8,730)   (3,107)   (1,671)
                                                                -------   -------   -------
Pro forma net income                                            $60,040   $45,768   $35,465
                                                                =======   =======   =======
Basic earnings per share
   As reported                                                  $  2.20   $  1.60   $  1.25
   Pro forma                                                    $  1.92   $  1.50   $  1.20
Diluted earnings per share
   As reported                                                  $  2.13   $  1.57   $  1.22
   Pro forma                                                    $  1.88   $  1.50   $  1.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2003, 2002 and 2001: dividend yield:
0.215%, 0.417% and 0.229%; expected volatility: 37%, 55% and 45%; expected option lives of 3.5 years for all three years and risk-free interest rates of 2.6%, 3.0% and 3.6%, respectively.

Pro Forma Earnings Per Share (EPS)

In accordance with SFAS No. 142, we no longer amortize goodwill. Actual information for fiscal 2003 and 2002 and pro forma EPS for fiscal 2001 are presented below:

Years Ended October 31,
(In thousands, except for earnings per share)            2003      2002      2001
----------------------------------------------------   -------   -------   -------
Net income                                             $68,770   $48,875   $37,136
Add back goodwill amortization*                             --        --     2,962
                                                       -------   -------   -------
Pro forma net income                                   $68,770   $48,875   $40,098
                                                       =======   =======   =======
Pro forma earnings per share:
   Basic                                               $  2.20   $  1.60   $  1.35
                                                       =======   =======   =======
   Diluted                                             $  2.13   $  1.57   $  1.32
                                                       =======   =======   =======
Number of shares used to compute earnings per share:
   Basic                                                31,226    30,568    29,673
                                                       =======   =======   =======
   Diluted                                              32,274    31,189    30,491
                                                       =======   =======   =======

* Net of tax, assuming an effective tax rate of 27% for 2001.

                   The Cooper Companies Inc. and Subsidiaries

Note 2. Acquisitions

All acquisitions disclosed here have been accounted for as purchases. Accordingly, results of operations for acquired companies are included in our consolidated results of operations from the date of acquisition. The Company is in the process of obtaining a third party valuation of the fair value of identifiable assets of Avalon and Prism; thus, the allocation for the purchase price is subject to refinement. All of these acquisitions were made to further the business objectives of CVI or CSI:

     CVI: To continue to grow revenue at one and one-half times the rate of the world market and to become the world's largest specialty contact lens provider by mid decade.

     CSI: To identify and acquire selected smaller companies and product lines that can improve its existing market position in women's healthcare or offer opportunities in new clinical areas.

Acquisition of Avalon Medical Corporation

On October 28, 2003, CSI acquired Avalon Medical Corporation (Avalon), the United States distributor of the Filshie Clip System, a device used worldwide to perform female sterilization.

We paid $10 million in cash at closing for Avalon. Initially, we have ascribed $8.7 million to goodwill, a negative $200,000 to a working capital deficit (including acquisition costs of $705,000), $1.6 million to other intangibles and $44,000 to property, plant and equipment.

U.K.-based FemCare Limited, manufacturer of the Filshie Clip, received U.S. Food and Drug Administration clearance to market the device in May 1996. CSI has successfully negotiated a long-term supply agreement with FemCare for the U.S. market.

Acquisition of Prism Enterprises, LP

On May 5, 2003, CSI acquired privately held Prism Enterprises, LP. Prism develops, manufactures and markets medical devices and other disposable products for the obstetric, neonatal and gynecological markets.

We paid about $23 million for Prism. Initially, we have ascribed $21.2 million to goodwill, $1.3 million to working capital (including acquisition costs of $620,000), $474,000 to other intangible assets and $300,000 to property, plant and equipment.

Disposable products accounted for virtually all of Prism's 2002 revenue. In 2002, disposable vacuum assisted delivery (VAD) systems accounted for about 60% of Prism's revenue, and its disposable obstetric, neonatal and gynecological products made up the remainder.

Acquisition of Biocompatibles

On February 28, 2002, CVI acquired the contact lens business of Biocompatibles International plc. (Biocompatibles), comprised of its wholly owned subsidiaries Hydron Limited (Hydron), Biocompatibles Eye Care Inc. (BE Inc.) and Biocompatibles Canada Inc. (BE Canada). Under an International Share Sale Agreement

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

(the Sale Agreement) dated January 15, 2002, among Biocompatibles, Cooper and Cooper's wholly owned subsidiary Aspect Vision Holdings Limited (AVH), Biocompatibles sold all of the outstanding shares of Hydron to AVH and all of the outstanding shares of BE Inc. and BE Canada to Cooper.

Biocompatibles had worldwide revenue in calendar 2001 of about $70 million, with about 70% outside of North America. Biocompatibles products are manufactured in Norfolk, Virginia; Farnborough, United Kingdom; Adelaide, Australia and Madrid, Spain.

The aggregate consideration paid for the shares and to repay outstanding indebtedness of the acquired business was (pound)70 million (about $99 million) plus transaction costs. In the purchase price allocation, $84.4 million has been ascribed to goodwill, which is not being amortized, and other intangible assets of $1.1 million being amortized over 8 years. The purchase price allocation also included $26.5 million of working capital, $25 million of accrued acquisition costs and $11.7 million of property, plant and equipment.

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

Years Ended October 31,
(In thousands, except for earnings per share)   2002 Pro Forma    2001 Pro Forma
---------------------------------------------   --------------    --------------
Net sales                                          $339,947          $305,194
                                                   ========          ========
Net income                                          $49,764          $ 35,089
                                                   ========          ========
EPS:
   Basic                                           $   1.63          $   1.18
                                                   ========          ========
   Diluted                                         $   1.60          $   1.15
                                                   ========          ========
Shares outstanding for:
   Basic                                             30,568            29,673
                                                   ========          ========
   Diluted                                           31,189            30,491
                                                   ========          ========

Acquisition of Ackrad Laboratories

On May 21, 2002, CSI acquired privately held Ackrad Laboratories, Inc., (Ackrad) a developer and manufacturer of disposable medical devices used primarily in the assessment of infertility and other gynecologic disorders.

We paid $12 million at closing for Ackrad. The purchase price allocation ascribed $11.5 million to goodwill, $1.6 million to working capital (including accrued acquisition costs of $2.4 million), $442,000 to net property, plant and equipment and $847,000 to deferred tax assets.

                   The Cooper Companies Inc. and Subsidiaries

Ackrad's principal product is the H/S Elliptosphere Catheter, used in hysterosalpingography and saline contrast hysterosonography, the noninvasive assessment of the female reproductive anatomy. It is used primarily for fertility studies, and also to assess abnormal uterine bleeding and pelvic pain.

Acquisition of Norland Medical Systems

On April 15, 2002, CSI acquired the assets of the bone densitometry business of Norland Medical Systems (Norland). Norland's densitometry products are used in the evaluation of osteoporosis.

Cooper paid $5 million for Norland, and may pay additional amounts not to exceed a maximum purchase price of $12 million based on performance over three years. The initial purchase price allocation ascribed $6.4 million to goodwill, a negative $2.2 million to a working capital deficit (including accrued acquisition costs of $1.6 million), $200,000 to property, plant and equipment and $600,000 to deferred tax assets.

Acquisition of Medscand Medical

On August 27, 2001, CSI purchased Medscand Medical AB, a Swedish corporation, and Medscand (USA), Inc., an affiliated company (collectively, Medscand). Medscand develops, manufactures and markets specimen collection products that are used to help physicians diagnose cervical disease.

Cooper paid $12 million for Medscand. In the purchase price allocation, $10.4 million was ascribed to goodwill, which is not being amortized, with other intangible assets of $450,000 being amortized over 5-7 years. The purchase price allocation included working capital of $1.5 million, plant, property and equipment of $500,000 and net acquisition accrual of $800,000.

Medscand markets its products to clinicians, clinics, hospitals, laboratories and test manufacturers throughout the world. About 85 percent of Medscand's revenue is generated in the United States. Its products are used in the top 25 cancer centers in the United States.

Acquisition of CL Tinters Oy

On May 29, 2001, CVI completed the acquisition of privately held CL-Tinters Oy
(CLT), a leading manufacturer of cosmetic contact lenses, that also applies the color tints to CVI's aspheric cosmetic contact lenses. The total acquisition cost was about $27 million, including $14 million cash paid at closing, future payments and other costs associated with the acquisition. The purchase price allocation was established at $1 million for patents, and $23.2 million for goodwill and was being amortized over 40 years through the end of fiscal 2001. The purchase price allocation included working capital of $1.6 million; property, plant and equipment of $2 million and $800,000 of other acquisition costs.

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

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Accrued Acquisition Costs

In conjunction with recording acquisitions, we accrue for the estimated costs of severance, legal, consulting, due diligence, plant/office closure and deferred acquisition payments. The chart below shows the balance at October 31, 2002 and activity recorded in 2003.

                               Balance                             Balance
Description                  10/31/2002   Additions   Payments   10/31/2003
--------------------------   ----------   ---------   --------   ----------
Plant shutdown                 $ 7,807      $  824    $ (1,940)    $ 6,691
Severance                        8,965          80      (3,437)      5,608
Hold back due                    4,333       2,473      (5,725)      1,081
Preacquisition liabilities          --       1,959        (969)        990
Legal and consulting             3,542       1,331      (4,582)        291
Other                              126         572         (60)        638
                               -------      ------    --------     -------
Total                          $24,773      $7,239    $(16,713)    $15,299
                               =======      ======    ========     =======

Note 3. Intangible Assets

(In thousands)                                        CVI       CSI       Total
------------------------------------------------   --------   -------   --------
Goodwill:
Balance as of November 1, 2002                     $170,842   $68,124   $238,966
Additions during the year ended October 31, 2003      6,389    31,667     38,056
Other adjustments*                                    5,612        --      5,612
                                                   --------   -------   --------
Balance as of October 31, 2003                     $182,843   $99,791   $282,634
                                                   ========   =======   ========

* Primarily translation differences in goodwill denominated in foreign currency.

                                   As of October 31, 2003     As of October 31, 2003
                                  ------------------------   ------------------------     Weighted
                                    Gross     Accumulated      Gross     Accumulated       Average
                                  Carrying    Amortization   Carrying    Amortization   Amortization
                                   Amount    & Translation    Amount    & Translation      Period
                                  --------   -------------   --------   -------------   ------------
                                                     (In thousands)                      (In years)
                                  ---------------------------------------------------   ------------
Other intangible assets:
Trademarks                        $   578       $   171       $   578    $   144             22
Patents                            13,200         5,072        12,711      4,289             14
License and distribution rights     8,454         2,083         6,654      1,602             14
Other                               1,145           163           778         35             10
                                  -------       -------        ------    -------
                                   23,377       $ 7,489        20,721    $ 6,070             14
                                  =======       =======        ======    =======
Less accumulated amortization
   and translation                  7,489                       6,070
                                  --------                    -------
Other intangible assets, net      $15,888                     $14,651
                                  ========                    =======

Estimated annual amortization expense is about $1.6 million for each of the years in the five-year period ending October 31, 2008.

                   The Cooper Companies Inc. and Subsidiaries

Note 4. Earnings Per Share

Years Ended October 31,
(In thousands, except per share amounts)     2003      2002      2001
----------------------------------------   -------   -------   -------
Net income                                 $68,770   $48,875   $37,136
                                           =======   =======   =======

Basic:
Weighted average common shares              31,226    30,568    29,673
                                           =======   =======   =======
Basic earnings per common share            $  2.20   $  1.60   $  1.25
                                           =======   =======   =======

Diluted:
Weighted average common shares              31,226    30,568    29,673
Effect of dilutive stock options             1,048       621       818
                                           -------   -------   -------
Diluted weighted average common shares      32,274    31,189    30,491
                                           =======   =======   =======
Diluted earnings per share                 $  2.13   $  1.57   $  1.22
                                           =======   =======   =======

We excluded the following options to purchase Cooper's common stock from the computation of diluted EPS because their exercise prices were above the average market price.

October 31,                      2003            2002            2001
-------------------------   -------------   -------------   -------------
Number of shares excluded         850,000       1,633,500         859,000
                            =============   =============   =============
Range of exercise prices    $35.69-$41.44   $24.40-$31.11   $25.18-$31.11
                            =============   =============   =============

Because we have the option to redeem the Debentures for cash, there was no impact on our earnings per share calculation as of October 31, 2003. The Debentures become potentially dilutive to our fully diluted earnings per share upon the occurrence of certain circumstances and our common stock price reaching $53.28.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Note 5. Income Taxes

The components of income before income taxes and the income tax provision related to income from all operations in the consolidated statements of income consists of:

Years Ended October 31,
(In thousands)                  2003      2002      2001
---------------------------   -------   -------   -------
Income before income taxes:
United States                 $25,080   $33,512   $38,485
Outside the United States      65,407    31,657    13,643
                              -------   -------   -------
                              $90,487   $65,169   $52,128
                              =======   =======   =======
Income tax provision          $21,717   $16,294   $14,992
                              =======   =======   =======

The income tax provision related to income in the consolidated statements of income consists of:

Years Ended October 31,
(In thousands)              2003      2002      2001
-----------------------   -------   -------   -------
Current:
   Federal                $ 8,300   $    --   $   918
   State                      346       990      (205)
   Foreign                  6,270     3,568     1,384
                          -------   -------   -------
                           14,916     4,558     2,097
                          =======   =======   =======
Deferred:
   Federal                  7,278    11,736    11,283
   State                       --        --     1,612
   Foreign                   (477)       --        --
                          -------   -------   -------
                            6,801    11,736    12,895
                          -------   -------   -------
                          $21,717   $16,294   $14,992
                          =======   =======   =======

                   The Cooper Companies Inc. and Subsidiaries

We reconcile the provision for income taxes attributable to income from operations and the amount computed by applying the statutory federal income tax rate of 35% to income from before income taxes as follows:

Years Ended October 31,
(In thousands)                                                         2003       2002      2001
------------------------------------------------------------------   --------   -------   -------
Computed expected provision for taxes                                $ 31,670   $22,809   $18,245
Increase (decrease) in taxes resulting from:
   Income outside the United States subject to different tax rates    (11,181)   (7,512)   (2,626)
   Amortization of intangibles                                             --        --       412
   Foreign source income subject to U.S. tax                            1,811       513        --
   State taxes, net of federal income tax benefit                         346       644       588
   Reversal of prior years' estimated state tax liabilities
      no longer required                                                   --        --    (1,026)
   Change in valuation allowance                                          (85)       --      (948)
   Other, net                                                            (844)     (160)      347
                                                                     --------   -------   -------
Actual provision for income taxes                                    $ 21,717   $16,294   $14,992
                                                                     ========   =======   =======

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are:

October 31,
(In thousands)                                                               2003      2002
------------------------------------------------------------------------   -------   -------
Deferred tax assets:
Accounts receivable, principally due to allowances for doubtful accounts   $   630   $   943
Inventories                                                                  2,473     2,374
Litigation settlements                                                       1,050     2,625
Accrued liabilities, reserves and compensation accruals                      4,689     6,217
Foreign deferred tax assets                                                    477        --
Unrealized loss on marketable securities                                        --       793
Net operating loss carryforwards                                            32,219    34,406
Capital loss carryforwards                                                   2,617     2,617
Tax credit carryforwards                                                     2,473     2,284
                                                                           -------   -------
   Total gross deferred tax assets                                          46,628    52,259
   Less valuation allowance                                                 (4,288)   (4,795)
                                                                           -------   -------
   Deferred tax assets                                                      42,340    47,464
                                                                           -------   -------

Deferred tax liabilities:
Goodwill book/tax difference in net book value                              (1,857)     (919)
Plant and equipment                                                         (2,747)   (1,958)
Unrealized gain on marketable securities                                      (753)       --
                                                                           -------   -------
   Total gross deferred tax liabilities                                     (5,357)   (2,877)
                                                                           -------   -------
Net deferred tax assets                                                    $36,983   $44,587
                                                                           =======   =======

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Cooper has provided a valuation allowance on those deferred tax assets that it believes will not, more likely than not, be realized. The net decrease in the total valuation allowance for the years ended October 31, 2003, 2002 and 2001 was $507,000, $745,000 and $948,000, respectively.

The Company has not provided federal income tax on approximately $122.2 million of undistributed earnings of its foreign subsidiaries since the Company intends to reinvest this amount outside the U.S. indefinitely.

At October 31, 2003, Cooper had net operating loss and tax credit carryforwards for federal tax purposes that expire as follows:

                        Net
Year of Expiration   Operating     Tax
(In thousands)        Losses     Credits
------------------   ---------   -------
2003                  $ 1,187     $  330
2004                       83         --
2005                       47         --
2006                    9,358         --
2007                   22,058         --
2008                   49,535         --
2009                    6,553         --
2010                    1,318         --
2018                      823         --
2019                    1,092         --
Indefinite life            --      2,143
                      -------     ------
                      $92,054     $2,473
                      =======     ======

Note 6. Debt

October 31,
(In thousands)                          2003       2002
-----------------------------------   --------   --------
Short-term:
Notes payable to banks                $     --   $  2,519
Current portion of long-term debt       20,658     33,814
                                      --------   --------
                                      $ 20,658   $ 36,333
                                      ========   ========
Long-term:
Convertible senior debentures         $112,181   $     --
KeyBank line of credit                  68,625    132,310
Capitalized leases                       2,983      4,471
County of Monroe Industrial
   Development Agency (COMIDA) Bond      1,645      1,899
Promissory notes - Aspect                   --     22,291
Other                                      427        161
                                      --------   --------
                                       185,861    161,132
Less current portion                    20,658     33,814
                                      --------   --------
                                      $165,203   $127,318
                                      ========   ========

                   The Cooper Companies Inc. and Subsidiaries

Our long-term debt matures as follows over the next five years:

(In thousands)   Long-Term Debt
--------------   --------------
     2004           $20,658
     2005            24,041
     2006            19,111
     2007             9,575
     2008               120

Convertible Senior Debentures

In the third quarter of 2003, we issued $115 million of 2.625% convertible senior debentures (Debentures) due on July 1, 2023, in a private placement pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The Debentures are convertible at the holder's option under certain circumstances into 22.5201 shares of our common stock per $1,000 principal amount of Debentures, approximately $44.40 per share, or approximately 2.6 million shares. When converted, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock. The Debentures rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness and are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. We may redeem the Debentures (in whole or in part) for cash on or after July 1, 2008 at a price equal to 100% of the principal amount. Holders may require us to repurchase the Debentures on July 1, 2008, 2013 and 2018, at a repurchase price equal to 100% of the principal amount.

We used the proceeds primarily to reduce amounts drawn under our revolving credit facility and to fund acquisitions, with the remaining held for general corporate purposes.

Because we have the option to redeem the Debentures for cash, there was no impact on our earnings per share calculation as of October 31, 2003. The Debentures become potentially dilutive to our fully diluted earnings per share upon the occurrence of certain circumstances and our common stock price reaching $53.28.

The $112.2 million proceeds reflect the discount of $2.8 million that is amortized over the life of the Debentures. The $1.2 million cost of issuing the Debentures is carried in other assets and is being amortized to interest expense over its life.

KeyBank Line of Credit

On May 1, 2002, Cooper obtained a $225 million syndicated bank credit facility. The facility consists of a $75 million five-year term loan with an interest only payment in the first year then fully amortized in the next four years, and a $150 million three-year revolving credit facility. KeyBank National Association (KeyBank) is the agent for the eleven-bank syndication.

On July 31, 2003, the facility was amended to relax certain restrictions and extend the revolving credit facility maturity to April 30, 2007 from April 30, 2005.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Interest rates under the new facility are based on the London Interbank Offered Rate (LIBOR) plus additional basis points determined by Cooper's ratio of debt to its earnings before interest, taxes, depreciation and amortization (EBITDA). These range from 125 to 225 basis points for the term loan and from 100 to 200 basis points for the revolver. As of October 31, 2003, the additional basis points were 175 on the term loan and 150 on the revolver. At the Company's option, it can choose to pay a base rate that is within a range above the prime rate.

Terms include a first security interest in all Cooper assets. The credit agreement:

o Limits Cooper's debt to a maximum of 50% of its total capitalization, which is defined as the sum of total debt plus stockholders' equity.

o    Limits cash dividends on our common stock to $5 million per fiscal year.

o Requires that the ratio of EBITDA to fixed charges (as defined in the agreement) be at least 1.3 to 1.

o Requires that the ratio of total debt to pro forma EBITDA (as defined) be no higher than 2.75 to 1 through January 30, 2003, 2.5 to 1 January 31 through July 30, 2003 and 3 to 1 thereafter.

At October 31, 2003, Cooper's debt was 31% of total capitalization, its ratio of EBITDA to fixed charges (as defined) was 1.7 to 1 and its ratio of debt to EBITDA was 1.69 to 1.

The $3 million cost of acquiring the new credit facility is carried in other assets and amortized to interest expense over its life.

At October 31, 2003, we had $143.4 million available under the KeyBank line of credit:

(In millions)
-----------------
Amount of line      $215.6
Outstanding loans    (72.2)*
                    ------
Available           $143.4
                    ======

* Includes $3.6 million in letters of credit backing other debt.

Aspect Promissory Notes

In 1997, we acquired Aspect Vision Care Ltd., and issued 'L' 14.2 million of promissory notes to the selling stockholders. The promissory notes carried interest of 8% and were repaid December 2, 2002.

                   The Cooper Companies Inc. and Subsidiaries

Capitalized Leases

The obligation under capitalized leases at October 31, 2003, was $3 million. The leases primarily relate to manufacturing equipment in the U.S. and the United Kingdom and are secured by those assets. They carry interest rates from 7% to 9% and mature between 2004 and 2006.

COMIDA Bond

The COMIDA bond is a $3 million Industrial Revenue Bond (IRB) to finance the cost of plant expansion, building improvements and the purchase of equipment related to CVI's Scottsville, New York, facility. The interest rate has been effectively fixed at 4.88% through a rate swap transaction (see Note 7). Principal is repaid quarterly, from July 1997 to October 2012. The IRB is secured by substantially all of CVI's rights to the facility.

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

Note 7. Financial Instruments

The fair value of each of our financial instruments, including cash and cash equivalents, trade receivables, lines of credit and accounts payable, approximated its carrying value as of October 31, 2003 and 2002 because of the short maturity of these instruments. We believe that there are no significant concentrations of credit risk in trade receivables.

The 2.625% convertible senior debentures are traded occasionally in public markets. The carrying value and estimated fair value of these obligations as of October 31, 2003 are $112 million and $138 million, respectively. The fair value of our other long-term debt approximated the carrying value at October 31, 2003 and 2002 because we believe that we could obtain similar financing with similar terms.

Marketable securities represent Quidel Corporation common stock available for sale at fair value at each year-end. We received Quidel shares as a result of a transaction involving Litmus Concepts, Inc., in 2001 and additional shares upon release of escrow in 2002.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

We have sold shares of Quidel stock from time to time:

Years Ended October 31,
(In thousands)                     2003     2002
-------------------------------   ------   ------
Sale of Quidel Shares
Proceeds from sale                $2,044   $4,382
Carrying value                     1,423    3,214
                                  ------   ------
Gross realized gain in earnings      621    1,168
Tax                                  249      425
                                  ------   ------
Reclassification adjustment*      $  372   $  743
                                  ======   ======

* Reflected in comprehensive income

Derivatives

On a selective basis, Cooper enters into interest rate swap agreements to reduce the potential negative impact of increases in interest rates on our outstanding variable-rate debt under the IRB. We recognize in our results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate swaps. We record net payments or receipts resulting from these agreements as adjustments to interest expense. The effect of interest rate instruments on our results of operations in fiscal years ended October 31, 2003, 2002 and 2001 was not significant. As of October 31, 2003, we had an interest rate swap agreement with a notional amount totaling $1.6 million that matures on January 1, 2012.

We obtained the fair value of the swap agreement through KeyBank's derivative department. The fair value indicated that termination of the swap agreement at October 31, 2003 would have resulted in a $129,000 loss. A liability for this amount has been accrued in other current liabilities. As this swap agreement qualifies as an effective hedge, changes in fair value during 2003 of $129,000 have been recorded as a component of other comprehensive income (OCI).

                   The Cooper Companies Inc. and Subsidiaries

Note 8. Stockholders' Equity

                                  Common Shares                            Retained
                              ----------------------   Common    Paid-In   Earnings    Treasury
(In thousands)                Outstanding   Treasury    Stock    Capital   (Deficit)     Stock
---------------------------   -----------   --------   ------   --------   ---------   --------
Balance at October 31, 2000      28,921       729      $2,966   $256,547   $(46,210)   $(11,178)
Exercise of stock options         1,467       (44)        138     18,099         --         675
Treasury stock used for
   acquisitions                      42       (20)          6        (38)        --         302
Restricted stock/stock
   option amortization and
   share issuance                    --        --          --        251         --          --
Tax benefit from exercise
   of stock options                  --        --          --      2,078         --          --
Dividends on common stock            --        --          --         --     (1,038)         --
Net income                           --        --          --         --     37,136          --
                                 ------       ---      ------   --------   --------    --------
Balance at October 31, 2001      30,430       665       3,110    276,937    (10,112)    (10,201)
Exercise of stock options           421        --          42      6,086         --          --
Treasury stock used for
   acquisitions                      14        (7)          1         (1)        --         109
Restricted stock/stock
   option amortization and
   share issuance                     2        --          --         47         --          --
Tax benefit from exercise
   of stock options                  --        --          --      2,553         --          --
Dividends on common stock            --        --          --         --     (1,527)         --
Other                                --        --          --         (3)        --          --
Net income                           --        --          --         --     48,875          --
                                 ------       ---      ------   --------   --------    --------
Balance at October 31, 2002      30,867       658       3,153    285,619     37,236     (10,092)
Exercise of stock options         1,210       (56)        115     23,016         --         855
Restricted stock/stock
   option amortization and
   share issuance                     6        (6)         --         81         --          92
Tax benefit from exercise
   of stock options                  --        --          --      1,035         --          --
Dividends on common stock            --        --          --        (85)    (1,867)         --
Net income                           --        --          --         --     68,770          --
                                 ------       ---      ------   --------   --------    --------
Balance at October 31, 2003      32,083       596      $3,268   $309,666   $104,139    $ (9,145)
                                 ======       ===      ======   ========   ========    ========

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Cash Dividends

Cooper paid quarterly dividends of 1 cent per share beginning July 5, 1999 through January 5, 2001. In the first quarter of fiscal 2001, Cooper increased its dividend and paid semiannual dividends of 2.5 cents per share beginning July 5, 2001. In November 2002, Cooper's Board of Directors increased the annual dividend rate from 5 cents per share to 6 cents per share, see Note 13, "Subsequent Events," regarding cash dividend declared.

Treasury Stock

                                       Purchase
(In thousands)                Shares     Price
---------------------------   ------   --------
Balance at October 31, 2000    729     $11,178
Reissued in fiscal 2001(3)     (64)       (977)
Reissued in fiscal 2002(2)      (7)       (109)
Reissued in fiscal 2003(1)     (62)       (947)
                               ---     -------
                               596     $ 9,145
                               ===     =======

(1) Issued 61,750 shares of treasury stock upon the exercise of stock options and issuance of restricted shares. Treasury stock was credited for $947,000 for the average cost of the treasury stock, and $81,000 was charged to additional paid in capital.

(2) Issued 7,117 treasury shares related to the MedaSonics acquisition. Treasury stock was credited for $109,000 and charged to the acquisition accrual upon issuance of the treasury stock.

(3)  Issued 63,721 shares of treasury stock:

     (A) 19,721 treasury shares related to the MedaSonics acquisition.

     (B) 44,000 treasury shares upon the exercise of stock options.

Treasury stock was credited for $977,000 for the average cost of the treasury stock, and $32,000 was charged to additional paid in capital.

Stockholders' Rights Plan

Under our stockholders' rights plan, each outstanding share of our common stock carries one-half of one preferred share purchase right (a Right). The Rights will become exercisable only under certain circumstances involving acquisition of beneficial ownership of 20% or more of the our common stock by a person or group (an Acquiring Person) without the prior consent of Cooper's Board of Directors. If a person or group becomes an Acquiring Person, each Right would then entitle the holder (other than an Acquiring Person) to purchase, for the then purchase price of the Right (currently $145, subject to adjustment), shares of Cooper's common stock, or shares of common stock of any person into which we are thereafter merged or to which 50% or more of our assets or earning power is sold, with a market value of twice the purchase price. The Rights will expire in October 2007 unless earlier exercised or redeemed. The Board of Directors may redeem the Rights for $.01 per Right prior to any person or group becoming an Acquiring Person.

                   The Cooper Companies Inc. and Subsidiaries

Note 9. Employee Stock Plans

At October 31, 2003, Cooper had two stock-based compensation plans:

Amended and Restated 2001 Long-Term Incentive Plan (2001 LTIP)

We designed the 2001 LTIP to increase Cooper's stockholder value by attracting, retaining and motivating key employees and consultants who directly influence our profitability. Stockholders approved the 2001 LTIP in March 2001.

The 2001 LTIP authorized either a committee of three or more individuals not eligible to participate in the 2001 LTIP or Cooper's Board of Directors to grant to eligible individuals during a three-year period, stock options for up to 4.7 million shares of common stock, subject to adjustment for future stock splits, stock dividends, expirations, forfeitures and similar events. Options generally vest based on Cooper's stock price, however, in some cases, both stock price and time are the criteria. As of October 31, 2003, 2,222,000 shares remained available under the 2001 LTIP for future grants. Approximately 6 million shares of stock options and restricted stock were granted under a predecessor plan.

1996 Long-Term Incentive Plan for Non-Employee Directors (1996 NEDRSP)

The 1996 NEDRSP provides for annual grants of stock options and restricted stock to non-employee directors on November 1 and November 15, respectively, of each fiscal year. Specifically, each non-employee director will be awarded the right to purchase 1,000 restricted shares of the Company's common stock for $0.10 per share. The restrictions on the restricted stock will lapse when the stock reaches certain target values or by the fifth anniversary of the date of grants. Each non-employee director will also be awarded options to purchase common stock. Each non-employee director was granted an option to purchase 30,000 shares of Cooper's common stock in fiscal 2003 and 2002 (or, in the case of the Vice Chairman and Lead Director of the Board who was a non-employee director, 32,500 shares). On October 29, 2003, the NEDRSP was amended to reduce the number of stock options granted annually to non-employee directors and the Company's lead director to 17,500 and 18,700, respectively. In fiscal 2001, each non-employee director was granted an option to purchase 20,000 shares (or, in the case of the Vice Chairman and Lead Director of the Board who was a non-employee director, 22,500 shares). 1,320,000 shares of Cooper's common stock had been reserved for this, of which 596,203 shares are held in treasury. As of October 31, 2003, 433,830 shares remained available under the 1996 NEDRSP for future grants. Restricted shares of 6,000, 1,924 and 2,688 were granted under the 1996 NEDRSP in fiscal 2003, 2002 and 2001, respectively. There were no restricted shares with restrictions in place outstanding at October 31, 2003. The weighted-average fair value of restricted stock issued in fiscal 2003 was $28.85 per share on grant-date. The 1996 NEDRSP was amended October 24, 2001, increasing the shares available for the plan from 520,000 shares to 1,320,000 and extending the expiration date to November 16, 2005. The amendment also increased the options to be granted to each non-employee director from 20,000 shares to 30,000 shares (or, in the case of a non-employee Vice Chairman and Lead Director of the Board, from 22,500 to 32,500).

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Common stock activity under these plans was:

                                              2003                   2002                   2001
                               --------------------------------------------------------------------
                                            Weighted               Weighted                Weighted
                                            Average                Average                 Average
                                            Exercise               Exercise                Exercise
Years Ended October 31,          Options      Price     Options     Price      Options      Price
----------------------------   ----------   --------   ---------   --------   ----------   --------
Outstanding at beginning
   of year                      3,378,776    $21.46    2,871,942    $19.11     3,683,664    $15.79
Granted                         1,370,500     35.64      938,500     25.60       679,500     23.66
Exercised                      (1,210,082)    19.81     (420,666)    14.58    (1,467,222)    12.89
Forfeited                         (11,000)    23.54      (11,000)    24.72       (24,000)    19.51
                               ----------    ------    ---------    ------    ----------    ------
Outstanding at end of year      3,528,194    $27.52    3,378,776    $21.46     2,871,942    $19.11
                               ----------    ------    ---------    ------    ----------    ------
Options exercisable at
   year end                     1,935,807    $22.18    1,588,944    $17.10     1,792,610    $15.92
                               ----------    ------    ---------    ------    ----------    ------
Weighted average fair value
   per option granted during
   the year                                  $ 9.61                 $10.56                  $ 8.62
                                             ------                 ------                  ------

The options outstanding at October 31, 2003 for the stock option plans are:

                          Options Outstanding              Options Exercisable
                  ------------------------------------   ----------------------
                                  Weighted
                                  Average     Weighted                 Weighted
                    Number       Remaining    Average       Number      Average
                  Outstanding   Contractual   Exercise   Outstanding   Exercise
Exercise Prices   at 10/31/03      Life        Price     at 10/31/03     Price
---------------   -----------   -----------   --------   -----------   --------
$2.96-7.25            40,332        2.45       $ 4.90        40,332     $ 4.90
$11.72-15.35         194,000        5.65        12.83       194,000      12.83
$17.55-19.86         633,000        5.74        18.79       576,334      18.52
$21.60-26.75       1,437,862        8.17        25.67       982,195      25.64
$29.50-35.69         523,000        8.31        31.69       142,946      30.81
$41.44               700,000        9.99        41.44            --         --
                   ---------        ----       ------     ---------     ------
$2.96-41.44        3,528,194        7.91       $27.52     1,935,807     $22.18
                   =========        ====       ======     =========     ======

                   The Cooper Companies Inc. and Subsidiaries

The excess of market value over $.10 per share of restricted shares on respective dates of grant is initially recorded as unearned compensation and charged to operations as earned. Restricted shares and other stock compensation charged against operating income for the years ended October 31, 2003, 2002 and 2001 was $257,000, $114,000 and $235,000, respectively.

Note 10. Employee Benefits

Cooper's Retirement Income Plan

Cooper's Retirement Income Plan (the Plan) covers substantially all full-time United States employees. Cooper's contributions are designed to fund normal cost on a current basis and to fund over 30 years the estimated prior service cost of benefit improvements (15 years for annual gains and losses). The unit credit actuarial cost method is used to determine the annual cost. Cooper pays the entire cost of the Plan and funds such costs as they accrue. Virtually all of the assets of the Plan are comprised of participation in equity and fixed income funds. The pension plan's intangible asset of $573,000 at October 31, 2003 is reported in other intangible assets.

The following table sets forth the Plan's benefit obligations, fair value of the Plan assets, the funded status of the Plan at October 31 and net periodic pension costs for the three-year period ended October 31, 2003.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Years Ended October 31,
(In thousands)                                                       2003      2002      2001
----------------------------------------------------------------   -------   -------   -------
Change in benefit obligation prior year September 1 to August 31
Projected benefit obligation at beginning of year                  $15,470   $13,608   $12,330
Service cost                                                         1,036       855       757
Interest cost                                                        1,117       996       911
Benefits paid                                                         (577)     (548)     (509)
Actuarial loss                                                       1,992       559       119
                                                                   -------   -------   -------
Projected benefit obligation at end of period                      $19,038   $15,470   $13,608
                                                                   =======   =======   =======

Change in plan assets prior year September 1 to October 31
Fair value of plan assets at beginning of year                     $ 9,893   $10,925   $10,899
Actual return on plan assets                                         1,317      (830)     (187)
Employer contributions                                               2,372       346       722
Benefits paid                                                         (577)     (548)     (509)
                                                                   -------   -------   -------
Fair value of plan assets at end of year                           $13,005   $ 9,893   $10,925
                                                                   =======   =======   =======

Funded status                                                      $(6,033)  $(5,577)  $(2,683)
Unrecognized transition amount                                         234       260       286
Unrecognized prior service cost                                        339       368       398
Unrecognized net loss                                                4,603     3,003       653
                                                                   -------   -------   -------
Accrued pension liability August 31                                   (857)   (1,946)   (1,346)
Contributions between September 1 and October 31                        --       157        --
                                                                   -------   -------   -------
Accrued benefit cost October 31                                    $  (857)  $(1,789)  $(1,346)
                                                                   =======   =======   =======

Reconciliation of accrued pension liability
Accrued cost at November 1                                         $(1,789)  $(1,346)  $(1,345)
Net periodic pension cost for year                                  (1,440)     (946)     (723)
Contributions made during year                                       2,372       503       722
                                                                   -------   -------   -------
Accrued cost at October 31                                         $  (857)  $(1,789)  $(1,346)
                                                                   =======   =======   =======

Actuarial assumptions
Discount rate                                                          6.5%     7.25%      7.5%
Expected return on assets                                              9.0%      9.0%      9.0%
Average compensation increase                                          4.0%      4.0%      4.0%
Cost of living                                                         3.5%      3.5%      3.5%

Net periodic pension costs
Service cost                                                       $ 1,036   $   855   $   757
Interest cost                                                        1,117       996       911
Asset return                                                        (1,317)      830       187
Amortization
   Net transition obligations                                           25        26        25
   Prior service cost                                                   30        30        30
   Gain/(loss)                                                         549    (1,791)   (1,187)
                                                                   -------   -------   -------
Net periodic pension cost total                                    $ 1,440   $   946   $   723
                                                                   =======   =======   =======

The measurement date for all periods presented in the above table is August 31.

                   The Cooper Companies Inc. and Subsidiaries

Cooper's 401(k) Savings Plan

Cooper's 401(k) Savings Plan provides for the deferral of compensation as described in the Internal Revenue Code and is available to substantially all full-time United States employees of Cooper. Employees who participate in the 401(k) Plan may elect to have from 1% to 50% of their pre-tax salary or wages deferred and contributed to the trust established under the Plan. Cooper's contribution on account of participating employees, net of forfeiture credits, was $784,000, $623,000 and $576,000 for the years ended October 31, 2003, 2002 and 2001, respectively.

Cooper's Incentive Payment Plan

Cooper's Incentive Payment Plan is available to officers and other key employees. Participants may, in certain years, receive bonuses based on performance. Total bonuses earned for the years ended October 31, 2003, 2002 and 2001, were approximately $3.1 million, $2.6 million and $1.8 million, respectively.

Note 11. Commitments and Contingencies

Lease Commitments

Total minimum annual rental obligations (net of sublease revenue of approximately $195,000 per year through March 2005) under noncancelable operating leases (substantially all real property or equipment) in force at October 31, 2003 are payable in subsequent years as follows:

(In thousands)
-------------------
2004                  $ 7,008
2005                    5,395
2006                    4,310
2007                    3,919
2008                    3,469
2009 and thereafter    15,969
                      -------
                      $40,070
                      =======

Aggregate rental expense for both cancelable and noncancelable contracts amounted to $8.1 million, $7.4 million and $4.6 million in 2003, 2002 and 2001, respectively.

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

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

Two business segments comprise Cooper's operations:

o CVI, which develops, manufactures and markets a broad range of soft contact lenses for the worldwide vision care market, and

o CSI, which markets medical devices, diagnostic products and surgical instruments and accessories for the gynecology and obstetrics markets.

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

                   The Cooper Companies Inc. and Subsidiaries

Information by business segment for each of the years in the three-year period ended October 31, 2003 follows:

                                                       Corporate &
(In thousands)                     CVI        CSI     Eliminations   Consolidated
-----------------------------   --------   --------   ------------   ------------
2003
Net sales from non-affiliates   $329,560   $ 82,230     $     --        $411,790
                                ========   ========     ========        ========
Operating income (loss)         $ 88,863   $ 18,184     $(11,805)       $ 95,242
                                ========   ========     ========
Investment income, net                                                       246
Settlement of disputes, net                                                 (500)
Other income, net                                                          2,463
Interest expense                                                          (6,964)
                                                                        --------
Income before income taxes                                              $ 90,487
                                                                        ========
Identifiable assets             $462,581   $154,199     $ 88,784        $705,564
                                ========   ========     ========        ========
Depreciation expense            $  9,339   $  1,594     $     57        $ 10,990
                                ========   ========     ========        ========
Amortization expense            $    971   $    564     $     --        $  1,535
                                ========   ========     ========        ========
Capital expenditures            $ 32,742   $  1,072     $     58        $ 33,872
                                ========   ========     ========        ========

2002
Net sales from non-affiliates   $243,877   $ 71,429     $     --        $315,306
                                ========   ========     ========        ========
Operating income (loss)         $ 60,404   $ 14,050     $ (7,483)       $ 66,971
                                ========   ========     ========
Investment income, net                                                       179
Other income, net                                                          4,893
Interest expense                                                          (6,874)
                                                                        --------
Income before income taxes                                              $ 65,169
                                                                        ========
Identifiable assets             $401,421   $111,998     $ 57,696        $571,115
                                ========   ========     ========        ========
Depreciation expense            $  8,580   $  1,262     $     50        $  9,892
                                ========   ========     ========        ========
Amortization expense            $    905   $    572     $     --        $  1,477
                                ========   ========     ========        ========
Capital expenditures            $ 19,405   $  3,969     $     60        $ 23,434
                                ========   ========     ========        ========

2001
Net sales from non-affiliates   $176,118   $ 58,454     $     --        $234,572
                                ========   ========     ========        ========
Operating income (loss)         $ 51,372   $ 10,122     $ (6,736)       $ 54,758
                                ========   ========     ========
Investment income, net                                                       443
Other income, net                                                            665
Interest expense                                                          (3,738)
                                                                        --------
Income before income taxes                                              $ 52,128
                                                                        ========
Identifiable assets             $246,563   $ 87,056     $ 63,230        $396,849
                                ========   ========     ========        ========
Depreciation expense            $  5,022   $    735     $     49        $  5,806
                                ========   ========     ========        ========
Amortization expense            $  2,726   $  2,456     $     --        $  5,182
                                ========   ========     ========        ========
Capital expenditures            $ 14,773   $  1,943     $     41        $ 16,757
                                ========   ========     ========        ========

                   The Cooper Companies Inc. and Subsidiaries

Notes To Consolidated Financial Statements

Information by geographical area by country of domicile for each of the years in the three-year period ended October 31, 2003 follows:

                                                          Rest of
                                                           World,
                                   United               Eliminations
(In thousands)                     States     Europe     & Corporate   Consolidated
-------------------------------   --------   --------   ------------   ------------
2003
Sales to unaffiliated customers   $246,906   $121,011     $ 43,873       $411,790
Sales between geographic areas       1,303     87,004      (88,307)            --
                                  --------   --------     --------       --------
Net sales                         $248,209   $208,015     $(44,434)      $411,790
                                  ========   ========     ========       ========
Operating income                  $ 39,440   $  7,767     $ 48,035       $ 95,242
                                  ========   ========     ========       ========
Identifiable assets               $299,682   $272,107     $133,775       $705,564
                                  ========   ========     ========       ========

2002
Sales to unaffiliated customers   $199,918   $ 90,277     $ 25,111       $315,306
Sales between geographic areas       3,551     68,764      (72,315)            --
                                  --------   --------     --------       --------
Net sales                         $203,469   $159,041     $(47,204)      $315,306
                                  ========   ========     ========       ========
Operating income                  $ 35,321   $  8,413     $ 23,237       $ 66,971
                                  ========   ========     ========       ========
Identifiable assets               $272,249   $218,264     $ 80,602       $571,115
                                  ========   ========     ========       ========

2001
Sales to unaffiliated customers   $173,551   $ 41,740     $ 19,281       $234,572
Sales between geographic areas         354     36,196      (36,550)            --
                                  --------   --------     --------       --------
Net sales                         $173,905   $ 77,936     $(17,269)      $234,572
                                  ========   ========     ========       ========
Operating income                  $ 41,271   $    (41)    $ 13,528       $ 54,758
                                  ========   ========     ========       ========
Identifiable assets               $169,738   $149,914     $ 77,197       $396,849
                                  ========   ========     ========       ========

Note 13. Subsequent Events

Acquisition of SURx Assets

On November 26, 2003 CooperSurgical purchased from privately held SURx, Inc., the assets and associated worldwide license rights for the Laparoscopic (LP) and Transvaginal (TV) product lines of its Radio Frequency Bladder Neck Suspension technology, which uses radio frequency based thermal energy instead of implants to restore continence.

CooperSurgical paid $2.95 million for the SURx technology. The SURx System, consisting of the LP and TV products, received U.S. Food and Drug Administration marketing clearance in 2002.

Cash Dividend Declared

On December 4, 2003, we declared a semi-annual dividend of 3 cents per share, payable on January 5, 2004 to stockholders on record on December 17, 2003.

                              CORPORATE INFORMATION

Board of Directors

A. Thomas Bender
Chairman
President and Chief Executive Officer

Allan E. Rubenstein, M.D.
Vice Chairman and Lead Director
Chief Executive Officer.
NexGenix Pharmaceuticals LLC

Michael H. Kalkstein
Managing Partner, Dechert LLP

Moses Marx
General Partner, United Equities

Donald Press
Executive Vice President.
Broadway Management Co., Inc.

Steven Rosenberg
President, Chief Executive
Officer and Chief Financial Officer,
Berkshire Bankcorp Inc.

Robert S. Weiss
Executive Vice President
and Chief Financial Officer

Stanley Zinberg, M.D.
Vice President Practice Activities,
American College of Obstetricians
and Gynecologists

Committees of the Board

Audit and Finance Committee
Steven Rosenberg (Chairman)
Michael H. Kalkstein
Stanley Zinberg, M.D.

Organization and Compensation Committee

Michael H. Kalkstein (Chairman)
Donald Press
Allan E. Rubenstein, M.D.

Nominating Committee

Allan E. Rubenstein, M.D. (Chairman)
Moses Marx
Stanley Zinberg, M.D.

Corporate Governance Committee

Donald Press (Chairman)
Steven Rosenberg
Allan E. Rubenstein, M.D.

Executive Officers

A. Thomas Bender
Chairman of the Board, President,
Chief Executive Officer and
President, CooperVision, Inc.

Robert S. Weiss
Executive Vice President and
Chief Financial Officer

David Acosta
Treasurer

B. Norris Battin
Vice President, Investor Relations
and Communications

Gregory A. Fryling
Chief Operating Officer,
CooperVision, Inc.

Carol R. Kaufman
Vice President of Legal Affairs, Secretary and Chief Administrative Officer

Nicholas J. Pichotta
President and Chief Executive Officer,
CooperSurgical, Inc.

Paul Remmell
Chief Operating Officer,
CooperSurgical, Inc.

Stephen C. Whiteford
Vice President
and Corporate Controller

Principal Subsidiaries

CooperVision, Inc.
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-8130
Fax: (949) 597-0663
www.coopervision.com

CooperSurgical, Inc.
95 Corporate Drive
Trumbull, CT 06611
Voice: (203) 601-5200
Fax: (203) 601-1008
www.coopersurgical.com

Corporate Offices

The Cooper Companies, Inc.
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-4700 or
Toll free (888) 822-2660
Fax:(949) 597-0662

The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, CA 94588
Voice: (925) 460-3600
Fax: (925) 460-3648
www.coopercos.com

Investor Information

To access without charge our current share price, recent news releases and annual report on Securities and Exchange Commission Form 10-K without exhibits_ call 1-800-334-1986 at anytime. Information about the Company's corporate governance program, recent investor presentations, replays of quarterly conference calls and historical stock quotes are available on the World Wide Web at www.coopercos.com.

Investor Relations Contact

B. Norris Battin
Vice President, Investor Relations
and Communications
21062 Bake Parkway, Suite 200
Lake Forest, CA 92630
Voice: (949) 597-4700
Fax: (949) 597-3688
E-mail: ir@coopercompanies.com

Annual Meeting

The Cooper Companies will hold its Annual Stockholders' Meeting on Tuesday, March 23, 2004 at The Benjamin Hotel, 125 East 50th Street at Lexington Avenue, New York, NY at 10:00 a.m.

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(800) 937-5449

Trademarks

The Cooper Companies, Inc., its subsidiaries or affiliates own, license or distribute the following registered trademarks which are italicized in this report: Cerveillance'r', Frequency 55'r', Frequency Aspheric'r' Leisegang'r', Mityvac'r', Proclear'r', SURx'r' and WarmGel'r'.

CV Encore Toric'TM', Enhancement Colors'TM', Frequency Colors'TM', Frequency Expressions'TM', Frequency Multifocal'TM', H/S Elliptosphere'TM', LuMax'TM', Mystic'TM', Proclear Aspheric'TM', Proclear Multifocal'TM' and TransWarmer'TM' are trademarks of The Cooper Companies, Inc., its subsidiaries or affiliates.

Filshie'r' is a trademark of FemCare (Cyprus) Limited Corporation.

OptiStock is a registered service mark of Access Media Group, LLC.

Independent Auditors

KPMG LLP

Stock Exchange Listing

The New York Stock Exchange
Ticker Symbol "COO"

                           THE COOPER COMPANIES, INC.

 21062 Bake Parkway, Suite 200 o Lake Forest, California 92630 o (949) 597-4700

                               www.coopercos.com